SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Annex 1. PPI - Resolution Numer 07 of September 13, 2016 - Low Price

(free translation of the original text in Portuguese)

RESOLUTION No. 7 OF 13 OF 2016 SEPTEMBER

Amending Resolution No. 11 of November 18, 2015, the National Privatization Council to approve the continuation of the privatization process of CELG Distribuição S.A. and to establish the conditions and the minimum price of sale of shares of its shareholding control.

THE BOARD OF THE PROGRAM OF INVESTMENT PARTNERSHIPS OF THE BRAZILIAN

REPUBLIC’s PRESIDENCY., using the powers conferred by arts. 4, 5 and 7 of Provisional Measure No. 727, of May 12, 2016 and:

Whereas that CELG Distribution S.A - CELG D was included in the National Privatization Program - PND on May 13, 2015, through Decree No. 8,449, of May 13, 2015, which designated the Ministry of Mines and Energy in charge for the implementation and the monitoring of CELG D privatization process in accordance with art. 6, § 1, of Law 9,491 of September 9, 1997 and the Banco Nacional do Desenvolvimento Econômico e Social - BNDES responsible for hiring the services and provide the necessary technical support for the implementation of the CELG D privatization;

Whereas that the shareholding control of CELG D is owned by Centrais Elétricas Brasileiras S.A - Eletrobras, which holds approximately 50.93% (fifty point ninety-three percent) of the total share capital and voting of CELG D, and 49.00% (forty nine percent) of the CELG D shares are held by the Companhia Celg de Participações - Celgpar, whose control is held by the State of Goiás, and that the amendment to the concession contract signed on December 30, 2015 extended the concession contract of CELG D until July 7, 2045;

Whereas that the previous bidding procedure to sell the shareholding control of CELG D, referred to in the Auction Notice PND No. 01.12016/CELG-D, it was considered desert on August 16, 2016; and

Whereas that the Ministry of Mines and Energy requested for this Board, through Notice No. 170 of September 1, 2016, and BNDES, through Official Letter No. 414/2016-GM-MME, the continuation of the privatization process of CELG D, including the determination of the conditions of privatization and approval of the minimum price of sale of shares issued relating to the shareholding control owned by Eletrobras, decides:

Art. 1 The Resolution No. 11 of November 18, 2015, of the National Privatization Council, becomes effective with the following amendments:

"Art. 1...............................................................................

Sole Paragraph - The minimum sale value of 76.761.267 (seventy-six million, seven hundred and sixty-one thousand, two hundred sixty-seven) common shares belonging to Eletrobras will be R$ 912,678,375.87 (nine hundred and twelve million, six hundred seventy-eight thousand, three hundred seventy-five reais and eighty-seven cents) including the amount related to the offer to employees and retirees of CELG D "(NR)

"Art. 4...............................................................................

§ 1 The shares belonging to CelgPar, deposited at FND may only be withdrawn in the following cases:

I - if the auction of CELG D shares not take place until March 31, 2017;

II - if the auction take place until March 31, 2017, but there is the sale of shares; and

III - by motivated decision by the Board of Investment Partnerships Program of the Brazilian Republic’s Presidency at any time

........................................................................................"(NR)

" Art. 5 The minimum price of each share of CELG D for selling shares purposes by Eletrobras in the auction pursuant to art. 1 will be approximately R$ 11.91 (eleven reais and ninety-one cents) in case of sale of CELG D shares held only by Eletrobras, in which case should be offered 75,355,789 (seventy five million, three hundred and fifty-five thousand, seven hundred and eighty-nine) common shares of CELG D owned by Eletrobras, totalizing R$ 897,611,651.71 (eight hundred ninety-seven million, six hundred and eleven thousand, six hundred fifty-one reais and seventy one cents).

§ 1 In order to permit the transfer of the shareholding control of CELG D, in the occurrence of the event provided for in the caput, will be offered to employees and retirees of CELG D 1,405,478 (one million, four hundred and five thousand, four hundred seventy-eight) common shares issued by CELG D, corresponding to approximately 093% (ninety three percent) of the shares representing the total share capital and voting of CELG D owned by Eletrobras, priced at RS 10.72 (ten reais and seventy two cents) per share, which amounts to the value of R$ 15,066,724.16 (fifteen million, sixty-six thousand, seven hundred and twenty-four reais and sixteen centavos), already included the discount of approximately 10% (ten percent) compared to the minimum price referred to in the heading of this article.

" Art. 6 In the event that Celgpar decide to sell all the shares held jointly with Eletrobras, the minimum price for each CELG D share held by Eletrobras and the Celgpar for auction sale purposes, will to be approximately R$ 11.95 (eleven reais and ninety-five cents), totalizing R$ 1,708,131,367.30 (one billion, seven hundred and eight million, one hundred thirty-one thousand, three hundred and sixty-seven reais and thirty cents).

§ 1 As provide in the caput of this article, the price of each share of CELG D, under the offer to employees and retirees of CELG D, will be R$ 10.76 (ten reais and seventy-six cents), which totalize R$ 82,595,126.52 (eighty-two million five hundred ninety-five thousand, one hundred twenty-six reais and fifty-two cents)., already included the discount of approximately 10% (ten percent) compared to the minimum price referred to in the caput of this article.

................................................................................................."(NR)

"Art. 7...............................................................................

§ 3 The remains of the second offer to employees and retirees of CELG D should be acquired by the (s) winner (s) of the auction for the price equivalent to the value offering to employees and retirees of CELG D within a maximum thirty days from the date of disclosure of these leftovers.

§ 5. In the privatization tender, should be an obligation to repurchase the winner(s) of the event all shares that shareholders who have acquired under the offer to employees and retirees of Celg D, wish divested, pelo. the minimum price of the sale of control, duly updated by the positive variation of the National Index of Consumer Price Index - IPCA, published by the Brazilian Institute. of Geography and Statistics - IBGE, with additional compensation of 8% (eight percent) per year, in the event does not occur the opening of capital of CELG D and the listing of its shares within three years from the signing date of the agreement of purchase and sale of shares.

§ 7 The right to sell as provided for in § 5 is the exclusive prerogative of the originating acquirer of the offer to employees and retirees of CELG D, provided in the Offer Manual for the Employee, not being extended to subsequent purchasers. "(NR )

Art. 2 New public hearing should be held to differ more transparency to the CELG D privatization process in accordance with art. 39 of Law No. 8,666 of June 21, 1993.

Art. 3 This Resolution shall enter into force on the date of its publication.

Art. 4 is repealed the § 4 of art. 7 of Resolution No. 11, of November 2015, of the National Privatization Council.

WELLINGTON MOREIRA FRANCO

Executive Secretary of the Council

Annex 2. BNDES - Share Deposit Receipt No.

01/2015, of May 19, 2015

BNDES

Classification: Controlled Document – Corporate and Industrial Confidential Information

Access Restriction: Companies from the BNDES System / Recipient

SHARE DEPOSIT RECEIPT No. 1 /2015

     Pursuant to Article 9 of Law No. 9491, of September 9, 1997, and Decree No. 8449, of May 13, 2015, aligned with Resolution No. 5 of the National Privatization Council (CND), of May 5, 2015, we received from Centrais Elétricas Brasileiras S.A. (Eletrobras), as a deposit, linked to the National Privatization Fund (FND), a receipt corresponding to the blockage of 76,761,268 common shares, representative of the social capital of Celg Distribuição S.A. (CELG D),

     This receipt will be automatically cancelled, for all legal purposes and effects, pursuant to Article 9, § 3, of the same Law, at the time of completion of the privatization process.

Rio de Janeiro – May 19, 2015

Regards,

[contains signature]	[contains signature]
Denis Chelegati de Castro	Fernanda Saraiva Loureiro
Manager – AF/DEFIN/GVAL2	Deputy Head – AF/DEFIN
Tel.: (21) 3747-9972	Tel.: (21) 2172-7945

Annex 3. Decree No. 8,449 of May 13, 2015 -Inclusion in the PND

     OFFICIAL FEDERAL GAZETTE

Federative Republic of Brazil – National Press

In circulation since October 1, 1862

Year CLII No. 90

Brasilia - DF, Wednesday, May 14, 2015

Executive Acts

DECREE NO. 8449, OF MAY 13, 2015

Rules on the inclusion of CELG Distribuição S.A. in the National Privatization Program (PND), among other provisions.

     THE PRESIDENT OF THE REPUBLIC, exercising the powers conferred by Article 84, heading, Sections IV and V, heading, subparagraph “a” of the Constitution, and in view of the provisions set forth in Law No. 9491, of September 9, 1997,

DECREES:

     Article 1: CELG Distribuição S.A. is included in the National Privatization Program (PND), for the purposes of Law No. 9491, of September 9 1997.

     Article 2: The Ministry of Mines and Energy is designated as the party responsible for the implementation and monitoring of the privatization process of CELG Distribuição S.A., pursuant to Article 6 § 1, of Law No. 9491, of 1997.

     Article 3: The Brazilian Development Bank is designated as the party responsible for contracting the services and providing the technical support needed to implement the privatization of CELG Distribuição S.A.

Article 4: This Decree will go into effect on the date of its publication.

Brasilia – May 13, 2015; 194th year of Independence and 127th year of the Republic

DILMA ROUSSEFF

Armando Monteiro

Eduardo Braga

     Annex 4. CND - Resolution No. 7 of July 9, 2015 - IFC Hiring and Resolution CND No. 11 of November 18, 2015 – Minimum Price

RESOLUTION No. 7, OF JULY 9, 2015

Authorizes the Brazilian Development Bank (BNDES), as the party responsible for contacting the services needed to privatize CELG Distribuição S.A. (CELG D), in accordance with Article 3 of Decree No. 8449, of May 13, 2015, to carry out a tender process in the form of an electronic auction to hire independent external auditing services for the privatization process of CELG D, to directly hire the International Finance Corporation (IFC), through a waiver of the tender process, to provide services for the structuring and privatization of CELG D, as well as approve the procedure for reimbursement of expenditures on third-party services arising from the privatization of CELG D, as set forth in Article 26 of Decree No. 2594, of May 15, 1998.

The CHAIRMAN OF THE NATIONAL PRIVATIZATION COUNCIL

(CND), in exercise of the prerogative established in § 4 of Article 5 of Law No. 9491, of September 9, 1997, and based on Article 12, of Decree No. 2594, of May 15, 1998, resolves, ad referendum of the collegiate:

     Article 1: Authorizes the Brazilian Development Bank (BNDES), as the party responsible for contacting the services needed to privatize CELG Distribuição S.A. (CELG D), in accordance with Article 3 of Decree No. 8449, of May 13, 2015, to carry out a tender process in the form of an electronic auction to hire independent external auditing services for the privatization process of CELG D, as well as directly hire the International Finance Corporation (IFC), through a waiver of the tender process, to provide services for the structuring and privatization of CELG D.

     Article 2: Given the provisions set forth in § 3 of Article 22 of Decree No. 2594, of May 15, 1998, independent external auditing services may be contracted to accompany the privatization process of CELG D from the data room.

     Article 3: Expenditures on third-party services, referred to in Article, 26 of Decree No. 2594, of May 15, 1998, incurred by BNDES through the contracting of services needed to privatize CELG D, will be reimbursed by the selling party or parties at the time of financial settlement of the sale of the shares.

     Article 4: The holder(s) of CELG D shares deposited in the National Privatization Fund (FND) will reimburse BNDES within up to 24 (twenty four) months of the date of the last expenditure incurred by BNDES, if the sale of the shares has not occurred.

     Article 5: If the funds raised through the sale of the CELG D shares are not sufficient to reimburse the expenditures referred to in Article 3, the selling party or parties whose shares are deposited in the FND will reimburse BNDES within 60 days of the auction sale.

     Article 6: For the purposes of complying with Articles 4 and 5 above, an agreement may be signed between the holder(s) of shares deposited in the FND and BNDES, in order to define the reimbursement of expenditures incurred through the contracting of third party services to privatize CELG D.

     Article 7: This Resolution will go into effect on the date of its publication.

     Armando Monteiro Chairman of the Council

Warning No 259/ 2015 / GM-MME

Brasilia, November 18, 2015.

His Excellency

ARMANDO QUEIROZ MONTEIRO NETO

Minister of Development, Industry and Foreign Trade and President of the National Privatization Council CND-Brasilia-DF

Subject: setting the minimum selling price for CELG Distribuição S.A. CELG D

Minister,

     1. I please request your Excellence for the editing proposal of the resolution of The National Privatization Council-CND to be examined, providing for CELG Distribuição S.A the approval of the privatization conditions, and approval of the minimum price for the issuing of its shares, aiming to alienate the representative share of its shares control through auction, as required by art. 4º, § 3º, of Law Nº 9.491, from September 9, 1997.

     2. Therefore, I forward herewith the AEP/SUP letter No. 26, of November 13, 2015 of Banco Nacional de Desenvolvimento Econômico e Social – BNDES (National Economic and Social Development Bank) together with the Privatization Modeling Report of CELG Distribuição S.A. - CELG D, prepared by the International Finance Corporation IFC, dated of November 5, 2015; CND resolution draft; and Note AEP/JUREP No 10, of November 13 of 2015.

     3. In addition, Mr. Minister, the Technical Notes No. 121 and No 122, of the Economic Consulting, dated of November 16 and 18, 2015, and Note No 254, of the Legal Consulting, November 17, 2015, are being sent to justify the urgency of the adoption of the proposed resolution, ad referendum of the Board.

Yours faithfully,

EDUARDO BRAGA

Ministry of Mines and Energy

National Privatization Council - CND

RESOLUTION No 11, OF NOVEMBER 18, 2015

Approves the privatization conditions of CELG Distribuição S.A. - CELG D and minimal price of shares issued for sale purposes of equity interest representing its controlling interest through auction, as required by art. 4º,§3º, of Law No. 9.491, of September 9, 1997, and other related measures.

     THE PRESIDENT OF THE NATIONAL PRIVATIZATION COUNCIL - CND, using the prerogative established in the art. 5º,§ 4º, of Law No. 9491, of September 9, 1997, and to focus on art. 12 of Decree No. 2594 of May 15, 1998,

Whereas:

CELG Distribuição S.A.-CELG D was included in the National Privatization Program – PND on May 13, 2015, by Decree 8449 of May 13, 2015;

Referred decree appointed the Ministry of Mines and Energy as responsible for the implementation and monitoring of CELG D privatization process in accordance with art. 6º,§ 1º of Law 9491 of September 9, 1997, and designated the Banco Nacional de Desenvolvimento Econômico e Social - BNDES as responsible for hiring the services and provide technical support needed for the implementation of the privatization CELG D;

A shares control in CELG D is owned by Centrais Elétricas Brasileiras S.A. -Eletrobras, which owns approximately 50.93% (fifty point ninety-three percent) of the total and voting capital of CELG D;

49.00% (forty-nine percent) of the shares of CELG D are owned by Companhia Celg de Participações - CELGPar, whose control is held by the State of Goiás;

The Law 12783, of January 11, 2013, on its art. 7º, authorized that the electricity distribution concessions achieved by art. 22 of Law No. 9074, of July 7, 1995, can be extended, under the granting authority's criteria, only once, for a period of thirty (30) years, in order to ensure continuity, efficiency of service delivery, low tariff and meeting the operational and economic rationality criteria;

Decree No. 8461 of June 2, 2015, authorized the Ministry of Mines and Energy to extend the electricity distribution concessions under the scope of art. 7º of Law 12783, of January 11, 2013, for thirty (30) years, since there is expressed acceptance by the concessionaire conditions set out in concession contract or its amendment agreement;

Resolution CNDne 11, of November 18, 2015 Fls. 2

     Agência Nacional de Energia Elétrica – ANEEL (National Agency of Electric Energy) promoted in July 2015, the first phase of the Public Hearing 38/2015, and in September 2015, its second phase, aiming to receive contributions to elaborate the concession agreement draft to distributors;

ANEEL published on October 26, 2015, in the Official Gazette (Diário Oficial da União), the Order No. 3540, which approved the draft Amendment to the Concession Agreement, to be signed by CELG D, and recommended to the Ministry of Mines and Energy the grant extension under Decree No. 8461 of June 2, 2015; and

The Ministry of Mines and Energy, on November 5, 2015, through the Circular letter No. 03/2015-SE-MME, provided to the electricity distributors the Amendment draft to the Concession Agreement for approval of their deliberative bodies and subsequent signing;

Decides, ad referendum of the collegiate, to approve the following conditions for the CELG D privatization:

Art. 1º The privatization of CELG D will be given in the form provided on art. 4º, section l, Law No. 9491, of September 9, 1997, upon the disposition of 76,761,267 (seventy-six million, seven hundred sixty-one thousand two hundred sixty-seven) common shares owned by Eletrobras, which represent approximately 50.93% (fifty point ninety-three percent) of the total and voting capital of CELG D.

     Sole paragraph: The minimum sale value of 76,761,267 (seventy-six million, seven hundred sixty-one thousand two hundred sixty-seven) common shares owned by Eletrobras will be 1,427,474,200.79 (one billion, four hundred twenty-seven million, four hundred seventy-four thousand, two hundred reais and seventy-nine cents), including the corresponding amount of the offer to employees and retirees.

     Art. 2º As part of the privatization of CELG D, can also be sold pari passu with Eletrobras, in whole or in part, shares owned by CELGPar representing the capital of CELG D, since so authorized by CELGPar and that such shares of its ownership in CELG D that are of sale under the privatization of CELG D are free and clear of any liens, encumbrances or restrictions, also observed procedures applicable along with its controlling shareholder.

     Art. 3 The privatization public notice of CELG D will define the lots of shares to be offered, and in the case of more than one lot the purchase must be fully made by the same purchaser.

     Art. 4 Is hereby authorized deposit in the National Privatization Fund - FND of shares owned by Celgpar in the share capital of CELG D, in case Celgpar decide to divest all or part of their shares on CELG D.

Resolution CNDne 11, of 18 November 2015 Fls. 3

Once deposited in the FND, Celgpar's shares may only be removed from the FND in the following cases: I - non-occurrence of CELG D shares auction until November 30, 2016; II - occurring the auctions until November 30, 2016, but with no alienation of the shares, and Ill - by reasoned decision of the CND at any time, or whichever comes first.

§ 2 to under the heading of this article, Celgpar should grant to BNDES powers to sell their shares in CELG D.

§ 3 BNDES will receive payment of 0.2% referred to in art. 21 of Law No. 9,491, of September 9, 1997, also levied on the shareholding of Celgpar.

§ 4 the resources from the sale of Celgpar shares ownership will be passed on, in domestic currency, by BNDES directly to Celgpar following art. 42 of Decree No. 2,594, of May 15, 1998, after deduction of the payment provided for in paragraph 3 of this article. as well as the expenses incurred by hiring third parties by the BNDES, in proportion to the percentage sold by Celgpar.

Art. 5º the minimum price of each CELG D share aiming to dispose the respective shares by Eletrobras within the auction referred to in art. 1º will be approximately R$ 18.63 in case of sale of CELG D shares owned only by Eletrobras, in which case should be offered 75,355,789 common shares of CELG D owned by Eletrobras, which reaches the total amount of R$ 1,403,904,334.73 for the lot.

§ 1 In order to allow the transfer of share control of CELG D, in case of the hypothesis provided in this Article caput, will be offered to employees and retirees of CELG D 1,405,478 common shares issued by CELG D, corresponding to approximately 0.93% of the total capital share and voting of CELG D owned by Eletrobras, at the price of R$ 16.77 per share, which reaches the value of R$ 23,569,866.06.

§ 2 the price of each share mentioned in 1 was calculated after applying the discount of approximately 10% compared to the respective minimum price referred in the caput of this article.

Resolution CND ng 11, of November 18, 2015-Fls. 4

Art. 6º In case that Celgpar decides to sell all the shares held jointly with Eletrobras, the minimum price of each CELG D share held by Eletrobras and Celgpar, for disposal purposes, will be approximately of R$ 18.69, totaling a lot of R$ 2,671,672,506.21.

§ 1 in case of what´s in the caput, the price of each share of CELG D in the scope of the offer to employees and retirees of CELG D will be R$ 16.82, which total the amount of R$ 129,112,456.14 already included the discount of approximately 10% compared to the minimum price referred in this article.

§ 2 if it is not offered in the auction all of CELG shares ownership of Celgpar the values specified in the caput of art. 6º, and its §1, should be revised in proportion to the shares actually offered in CELG D privatization notice to ensure Eletrobras full price defined in the sole paragraph of art. 1

§ 3 The review provided for in §2 should ensure the control of CELG D sale, seek to maximize the number of actions offered to employees and retirees and keep the full price of the company, observing the actual percentage of shares offered by Celgpar in the public notice of privatization and the discount of approximately 10% over the revised minimum price.

Art. 7 The enabling conditions for employees and retirees will be defined in the privatization public notice.

§ 1 The total amount of shares of CELG D to be offered to employees and retirees will be divided pro rata and equally among all those considered eligible for the purposes of this article.

§ 2 The remains of the offer to employees and retirees of CELGD could be acquired by employees and retirees of CELG D who have expressly made the reservation in the first offer, limited to twice the amount gained in the first offer.

3 The remains of the second offer to employees and retirees of CELG D should be acquired by the winner of the event, by the price equal to the offering value done to employees and retirees of CELG D and in no later than sixty (60) days counted from the settlement date of the second offer to employees and retirees of CELG D

§4 observing the provisions of §5, the employee or retired of CELG D may only dispose the shares acquired after a period of three (3) years, starting on the signature date of Shares Purchase and Sale Agreement.

Resolution CND ne 11, of November 18, 2015-Fls. 5

§ 5 In the privatization bid should be an obligation to repurchase, by the winners of the event, all CELG D shares acquired by employees and/or retirees CELG D that wish to sell such shares at the minimum price for the sale of control, duly updated by the positive variation of the National Index of Consumer Price (IPCA), published by the Brazilian Institute of Geography and Statistics (IBGE), with additional remuneration of 8% per year, in case of not occurring the opening of CELG D capital and the listing of its shares within three years counting from the signature date of the Agreement for Shares Purchase.

§ 6 The financial settlement of the shares acquired by employees and retirees of CELG D will be in cash and in local currency.

Art. 8 In the privatization bid of CELG D should be set if and in what volume of shares, Celgpar participate in the privatization auction of CELG D.

Art. 9 should be made public hearing pursuant to art. 39 of Law 8666 of June 21, 1993 in order to give greater transparency to the privatization process of CELG D.

Art. 10, payment of CELG D shares offered in auction will be cash and in domestic currency.

Art. 11. The financial settlement of the CELG D sale of shares and the share transfer of ownership to CELG D to winner buyers will be subject to approval by the National Electric Energy Agency ANEEL and the Administrative Council for Economic Defense CADE, in the form of the respective legislation and applicable standards.

Art. 12. The National Bank for Economic and Social Development BNDES, responsible for hiring the services needed for the privatization of CELG D, in accordance with art. 3º of Decree 8449 of May 13, 2015, is authorized to hire specialized services of technical advice and operational support, related to the procedures needed to carry out the auction of share sale issued by CELG D, including by waiver of bidding, observed in the Law No. 8666, of 1993.

Art. 13. It is authorized the opening of information room – data room - before public notice, which shall contain the information and documents of CELG D so that concerned parties can perform acts.

§ 1 opening of information room - data room, does not depend of the participation definition of Celgpar.

§ 2 should be prepared a manual of diligence procedure, which can define, among others, the following matters:

I - opening and closing schedule of the information room; ll - form of visits scheduling; Resolution CND ne 11, of November 18, 2015-Fls. 6

III - payment and/or collateral for access to information room; and

IV - only limited access to qualified groups, according to art. 28, § 3º, of Decree 2594 of May 15, 1998.

§ 3º the diligence procedure by stakeholders in the privatization comprise the following main activities:

I - documents evaluation, II - technical visits, and

III - meetings with managers, which are accompanied by the external auditor, according to powers under the procedure manual.

§ 4º the operating procedure of stakeholders in the CELG D privatization should be disclosed through the Official Gazette, in notorious national newspaper, as well as in electronic sites of the Ministry of Mines and Energy, CELGDe National Bank for Economic and Social Development -BNDES.

§ 5º The diligence activities by the parties do not rule out the future possibility of holding events of details concerning the privatization notice of CELG D, whose conditions will be provided.

Art. 14 the term between the publication of the notice and the date of sale of CELG D shares shall comply with the minimum interval of 15 days.

Art. 15, the legal, technical and financial qualification requirements, will be established in the privatization bid of CELG D.

Art. 16. This Resolution shall enter into force the date of its publication, and the publication of the privatization notice of CELG D conditioned to the extension of the concession agreement of CELG D.

ARMANDO MONTEIRO

Council President

Annex 5. Accounting and Tax Due Diligence of CELG D

Project Goias Disco: Executive summary

November 6, 2015

Building a better working world

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

High · Medium · Low

+ Positive · ~ Neutral · — Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Item	PIT	Descrição	Recomendações
Renewal of the concession agreement	—	CELG Distribuição S.A. ("CELG") is a public entity and holds the concession for electricity distribution in the 237 municipalities in the State of Goiás, based on the concession agreement n. 63, dated August 25, 2000, which was terminated on July 07, 2015. As of September 9 2015, the Federal Court of Accounts (TCU) has authorized the Ministry of Mines and Energy to continue the process that will result in the renewal of concessions of electricity distribution maturing between 2015 and 2017. According to the authorization granted by TCU, the electricity distributors will be required to meet quality and management goals, including economic and financial, as a condition for renewing the concession agreement, assuming commitments of new investments, without transfers to tariffs, and strengthening corporate governance, among others. Until the date of this report, the draft version of the renewal of the concession agreement was in discussion between CELG and the Granting Authority..	We recommend resolving any disputes concerning the renewal of the concession agreement and obtaining any necessary consents relating to the privatization of the Company, in order to eliminate any indications of uncertainties that may raise doubts about the continuity of CELG's current operations.
Operational continuity	~	In additional to the renewal of the concession agreement described above, CELG has shown over the past few years shortages on working capital levels and low profitability. Due to the inherent operating activity characteristics, and requirement of Granting Authorities and regulatory agencies, there is a constant need for significant investments to maintain and develop Company's activities which has not been supported by revenue generation. Management presented to ANEEL a recovery plan with measures to reverse this situation. It is important to mention that the investment plan to which CELG shall commit for renewing the concession agreement has a 5 years period established for achieving such goals and interim goals that aim the improvement of Company's operations at each year.	We recommend that an analysis on the Company's future capacity to meet the targets set in the investment plan agreed with ANEEL should be performed. If the Company fails to fulfill the imposed annual targets in the concession renewal plan, ANEEL could force their shareholders to make capital contributions, or even, if they continue for two consecutive years or not achieving the goal by the fifth year, the Company may lose the concession.

2 November 6, 2015 Project Goias Disco

EY

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

High Medium Low

+ Positive ~ Neutral — Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Item	PIT	Descrição	Recomendações
Debentures	—	During the year 2014, CELG made the 1st issue of debentures, not convertible into shares, through the subscription and payment of six tranches at a total nominal value of R$290 million, maturing in 2019 and issued by Credit Suisse. The debentures contained restrictive clauses conditioning the continuity of the Company's operation and consequent renewal of the concession agreement. In the event these conditions were not met, CELG would be required to redeem all of the outstanding debentures in five consecutive monthly installments. Considering the termination of the concession agreement on July 7, 2015 and the non-renewal of this agreement to date, CELG contracted, on June 24, 2015, a FDIC - Investment Fund in Credit Rights, in order to redeem all debentures related balances.	CELG should evaluate alternatives to reduce its debt level and seek the extension of existing liabilities.
Audited financial statements	+	CELG is audited by KPMG since the fourth quarter of 2014. The Company was previously audited by AUDIMEC S/S. Company decided to change external auditors in the 4th quarter of 2014 due to the fact that KPMG is the external audit firm engaged to audit all subsidiaries of ELETROBRAS. The most recent report issue by KPMG relates to the Interim Financial Statements as of June 30, 2015 and contains an emphasis of matter paragraph on the uncertainty of the operational continuity of CELG due to historical working capital deficiency and low level of profitability as well as the termination of the concession agreement without evidence of renewal to date.	The financial statements prepared by Management, audited/reviewed by KPMG and discussed in this report have been prepared considering the normal course of business and from a perspective of renewal of the concession, not including potential adjustments that would be required in the case of impossibility of CELG to continue operating. We recommend that the issue of the renewal of the concession agreement should be accompanied by the CELG external auditors and that any necessary adjustments to the financial statements

3 November 3, 2015
Project Gaias Disco
EY

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

High   Medium   Low

+ Positive   ~ Neutral   — Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Item	PIT	Descrição	Recomendações
			should be accounted for if deemed appropriate.
Regulatory assets and liabilities under litigation		During the period between September 2006 and June 2012 CELG was in breach of the sectorial charges payable to ANEEL. As informed by Management, such default was an immediate reflection of the lack of tariff increases during the same period, generating cash constraints on the Company's operations. When ELETROBRAS joined Company's Management, the debts relating to sector charges were negotiated and terms of debt confession and debt renegotiation were signed between CELG and ELETROBRAS, being only one still active as of Jun15. Due to the period of default, CELG is currently challenging in court with the Granting Authorities the right to reimbursement of values related to Parcela A - CVA and financial items calculated during the period between September 2006 and June 2012. These amounts were calculated by the Company and recorded in the year 2014 however, being in litigation and representing a contingent asset, they are fully provisioned for losses. As of Jun15 the net value of these assets was R$363,606.	We recommend Management to make timely monitoring of the progress of these discussions with the regulatory authorities and seek all necessary efforts to obtain success in these discussions. We also recommend obtaining a legal opinion from your legal advisors regarding the probability of success in the discussions currently in course in order to consider the impact of such values in future cash flows of the Company.
Insurance of assets and facilities	—	According to reports issued by the independent auditors in connection with the financial statements of Dec13, Dec14 and Jun15, CELG does not have insurance of its fixed assets and facilities. The concession agreement is clear in defining, in addition to other obligations originated by law and specific regulations, that is Company's responsibility to organize and maintain records and inventory on all assets related to the concession as well as ensure its integrity by ensuring that those, for technical reasons essential to guarantee the reliability	We recommend contracting of insurance for fixed assets and facilities to minimize risks on the property of CELG and comply with the determination of the Company's concession contract. The hiring cost of insurance for fixed assets and facilities should be considered for

4 November 6, 2015
Project Goias Disco

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

High   Medium   Low

\+ Positive   ~ Neutral   — Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Item	PIT	Descrição	Recomendações
		of the electrical system are always adequately covered by insurance, being prohibited to the Company, in accordance with specific legislation, to sell, assign or pledge such assets without the prior written authorization of ANEEL.	modeling purposes. An appropriate structure for risk coverage should be negotiated upon hiring the insurance policies due to the relevance of the Company's assets and its importance to its activity.
FUNAC – Contribution fund to CELG	+	Based on Law no. 17,555, of January 20, 2012, the State of Goiás created the Contribution Fund to CELG (FUNAC), in order to gather and allocate financial resources to reimburse CELG for contingencies payments of any kind whose cause occurred up the sale of the controlling stake to ELETROBRAS. Thus, considering that CELG will be reimbursed through the FUNAC, whenever there is any provision record for lawsuits, the Company records the same value as assets. On Jun15, receivables from FUNAC exceed the provisions for contingencies by approximately R$99,288. According to information provided by Management, these surplus relates to TACs (adjustment of conduct terms) signed by CELG with ANEEL for investment in improvements to be reimbursed by FUNAC and recorded as other liabilities (R$81,033) and the remainder relates to contingencies already settled by the Company and not yet reimbursed by FUNAC.	The resources of the fund depend on contributions to be made by the Government of the State of Goiás, as well as revenues from processes in which CELG is acting as the plaintiff. Considering the above and the fact that it is a receivable from the State government, we understand that there may be uncertainty in receipt of amounts resulting from the risks inherent in the FUNAC mechanism structure, but no provisions were recommended by legal counsel.
Tariff flags	~	Starting January 2015, the distributors have to rely on resources from the tariff system flags with three stages (green, yellow and red), driven as the power generation conditions become more onerous. Based on information available on ANEEL's website, the regulator will set the value of the tariff flags for the following year at the end of each fiscal year, considering the forecasted	Recurrence or not the revenue from the Tariff Flags should be considered by the Company in its valuation model, since the drive of each tariff flag is signaled monthly by ANEEL based on the electric power generation

5 November 6 2016
Project Goias Disco

EY

Key transaction considerations

Key transaction considerations

Pontential transaction impact (PTI) symbols:

High | Medium | Low

+ Positive | ~ Neutral | — Negative

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table does not include all issues identified and discussed in this report and therefore should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Item	PIT	Descrição	Recomendações
		changes relating to costs generation by fuel source and exposure to sale prices in the spot market affecting the electricity distribution agents connected to the National Interconnected System - SIN. As informed by management, the amount collected as tariff flag during 6m15 was R$241 million.	capacity of the country, and that rate values has been undergoing constant changes during the year 2015.
Director's remuneration		As informed by Management, certain members of CELG's board of directors are in fact employees of ELETROBRÁS and ELETRONORTE and have their compensation paid by these companies and reimbursed by CELG. The amount charged by ELETROBRÁS and ELETRONORTE from CELG for each director shall respect the maximum limit established in the Company's collective agreement which is R$38/month. As reported, the positions held by Eletrobrás' employees during the historical period were: Chief Financial Officer (Mr. Claudio Nilo) and Presidential advisors (Mr. Rodrigo Madeira Henrique de Araujo and Mr. Mauricio Carvalho Mazzini). The position held by Eletronorte's employees during the historical period refers to Internal Auditing (Mr. Jose Geraldo Lopes de Paula).	We recommend that CELG consider the cost of internalization of these positions in its valuation model, added by related charges (IRRF and INSS).
F/X rate exposure	—	CELG is exposed to debts and liabilities in foreign Exchange currency arising from loans and financing and purchase of electricity from Itaipu. As the Company does not have derivative contracts, there is a risk related to losses and cash constraints on exchange rates fluctuations, since the Company does not have assets/receivables in foreign exchange currency.	We recommend the Company to seek protection mechanisms against the risk of foreign exchange rate through the renegotiation of its debts and use of derivatives agreements.

4 November 0 2015
Project Goias Disco
EY

Appendix

Appendix I –Adjusted EBITDA

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Currency: R$ 000	FY13A	FY14A	TTM15A
EBITDA as reported	384,957	112,131	343,561
Potential due diligence adjustments			
Reversal - bad debt expenses	83,409	187,579	153,698
Cut-off adjustment - bad debt expenses	(24,007)	(36,990)	(105,773)
Penalties CID/FIC - expenses reclassification	(59,533)	(60,657)	(20,450)
Tax and labor due diligence exposures	*(11,749)*	(13,349)	*(14,140)*
Reversal of provision - CIAP	5,086	10,994	17,415
Previous year's results	(33,295)	-	-
Normalization - PDV expenses	15,931	3,206	1,508
Reversal - provision for losses of ICMS credits	-	-	3,736
Normalization - health care plan CelgMED	NQ	(1,587)	NQ
Non-recurring expenses - consulting	*1,129*	-	-
Normalization - maintenance expenses	*NQ*	*NQ*	*NQ*
Normalization - insurance expenses	*NQ*	*NQ*	*NQ*
Cut-off adjustment - unbilled supply	NQ	NQ	NQ
Total due diligence adjustments	(23,029)	89,196	35,994
EBITDA as adjusted	361,928	201,327	379,555
KPIs			
EBITDA margin, as reported	*12.9*	*3.1*	*7.9*
EBITDAmargin, as adjusted	*12.1*	*5.5*	*8.7*

Source: Trial balance and due diligence analysis

7 November 6, 2015
Project Goias Disco

EY

Appendix

Appendix II – Adjusted net assets

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Currency: R$ 000	Jun15A
Shareholders' equity as reported	(294,896)
Potential due diligence adjustments	
Addifonal allowance for doubtful accounts	(15,260)
Non-recoverable assets - disposals of property and rights	(8,198)
Provision for losses - returned checks	(703)
Interest on pas due suppliers balances	*NQ*
Provision for losses - FUNAC	*NQ*
Provision for losses - financial assets	*NQ*
Provision for losses - ICMS SEFAZ	*NQ*
Complementary provision for contingencies	*NQ*
Tax, labor and social security exposures	(81,618)
FUNAC provision - tax, labor and social security exposures	71,472
Interest and penalties on overdue taxes obligation	(9,316)
Petty cash - write-off on non-recurring funds	(1,807)
Total due diligence adjustments	(45,430)
Shareholders' equity as adjusted	(340,326)

Source: Trial balances and due diligence analysis

8 November 6, 2015
Project Goas Disco

EY

Appendix

Appendix III – Net debt

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Currency: R$ 000	Jun15A
Cash and cash equivalents	142,113
Loans and financing	(1,100,408)
Net Debt, as reported	(958,295)
Potential due diligence adjustments	
Overdue suppliers	(51,946)
Interest on overdue suppliers	*NQ*
Instalment - purchase of energy from Itaipu	(958,291)
Tax instalments	(57,956)
PDV - voluntary severance program	(8,680)
Fixed assets suppliers	(18,252)
TCRD - Proinfa	(191,100)
Sector charges overdue - CDE	(73,279)
Returns to customers	(18,457)
Tax assessment ANEEL/conduct adjustment term	(81,033)
Deposits and restricted deposits	108,359
Provision for contingencies	(540,403)
(-) FUNAC	639,691
Provision - FUNAC	*NQ*
ISS overdue	(2,401)
Complementary provision for contingencies	*NQ*
Provision related to labor debt	(40,459)
Overdue taxes obligations	(49,373)
PROINFA payable - overdue	(6,344)
Petty cash - not recoverable amount	(1,807)
Total due diligence adjustments	(1,351,731)
Net Debt, as adjusted	(2,310,026)

Source: Trial balances and due diligence analysis

9 November 6, 2015
Project Goiás Disco

EY

Appendix

Appendix IV – Tax and Labor

The table below summarizes the key transaction findings identified during the due diligence analysis. The following table should be read in conjunction with the rest of the report for a comprehensive understanding. All figures are presented in thousands of Reais, unless otherwise stated.

Direct and Indirect Taxes	Period	Principal	Med.	Max.	Risk Assessment
1. Lack of PIS and COFINS taxation - other revenues		89.396	108.261	132.699	
Tax amnesty on fines due to state tax installment program	'12	71.686	80.092	98.103	*Possible*
Tax amnesty on interest due to state tax installment programs	'12	15.150	25.263	30.945	*Possible*
Interest on tax overpayment	'15	1.580	1.804	2.285	*Possible*
Contract Termination	'10-'15	979	1.102	1.365	*Possible*
2. Lack of ISS taxation - taxed services ("serviços taxados")	'10-'15	14.692	23.267	33.551	*Probable*
3. Lack of ISS payment	'10-'15	2.571	4.288	6.027	*Possible/Remote*
4. Shared expenses - lack of shared expense system	'10-'15	N/Q	N/Q	N/Q	*Probable*
5. Penalty expenses not added back to IRPJ and CSLL taxable basis	'10-'15	N/Q	N/Q	N/Q	*Probable*
6. Lack of control of remittances for repair	'10-'15	N/Q	N/Q	N/Q	*Remote/Probable*
7. Undue PIS and COFINS input tax credits - depreciation	'10-'15	N/Q	N/Q	N/Q	*Possible/Remote*
Total - Direct and Indirect Taxes		106.659	135.816	172.277	

Labor and Social Security	Period	Principal	Med.	Max.	Risk Assessment
8. Lack of weekly rest payment	'10-'15	35.792	37.247	37.247	
FGTS		2.910	4.365	4.365	*Probable*
Labor claims		32.882	32.882	32.882	*Probable*
9. Lack of taxation - indemnified prior notice, 13th salary and vacation bonus	'10-'15	11.418	18.048	21.115	
INSS - vacation bonus		4.217	6.758	8.340	*Probable*
FGTS - vacation bonus		1.653	2.480	2.480	*Probable*
INSS - indemnified prior notice and 13th salary		3.962	6.432	7.918	*Possible*
FGTS - indemnified prior notice and 13th salary		1.585	2.377	2.377	*Possible*
10. Outsourcing of core business activities	'10-'15	N/Q	N/Q	N/Q	*Probable*
11. Lack of INSS taxation - health care for dependents	'10-'15	N/Q	N/Q	N/Q	*Possible*
Total - Labor and Social Security		47.210	55.295	58.362	
Total - Direct, Indirect, Labor and Social Security		153.869	191.111	230.639	

10 November 6 2015
Project Gotas Disco
EY

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Annex 6. Operational Projections Report CELG D

QUANTUM

IFC International Finance Corporation
WORLD BANK GROUP

CELG D OPERATION DUE DILIGENCE PROJECTIONS

Projection Report

October
2015

Table of Contents

1. Introduction			6
2. Projections			7
2.1.	Required Income and Distribution Taxes		7
2.2.	Market		7
	2.2.1.	Introduction	7
	2.2.2.	Methodology	8
	2.2.3.	Demand Projection with Brazil's GDP	10
	2.2.4.	Summary of results	28
	2.2.5.	Projection of Demand with Goiás' GDP	29
2.3.	Investments		31
	2.3.1.	Introduction	31
	2.3.2.	Work Methodology	31
	2.3.3.	Investments Proposed by Celg D for the 10 years period (2015 to 2024)	31
	2.3.4.	Projection of Investments for Celg D for 30 Years – Period from 2015 to 2045	38
2.4.	BRR and depreciations		43
	2.4.1.	Results	44
	2.4.2.	Graphics	48
2.5.	Operational Costs – Efficacy		49
	2.5.1.	Operational costs of 3CRTP	49
	2.5.2.	Operational costs 4CRTP	52
	2.5.3.	Projections Operational Costs	53
2.6.	Quality		58
	2.6.1.	Compensations	58
	2.6.2.	Costs for quick improvement of quality	59
2.7.	Losses		60
	2.7.1.	Introduction	60
	2.7.2.	Work Methodology	60
	2.7.3.	Losses on energy output Performed and Expected	60
2.8.	Irretrievable Revenues and Other Revenues.		63
	2.8.1.	Irretrievable Revenues (RI)	63
	2.8.2.	Other Revenues (OR)	64

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Glossary

ANEEL: National Agency of Electric Energy

Test Year: defined as the period of twelve months immediately previously to the month of the Periodic Tax Review.

BAR: Regulatory Annuity Base BRR: Regulatory Remuneration Base Celg D or CELG D: Celg Distribuição SA

COLS: Corrected Ordinary Least Squares CRTP: Periodic Tax Review Cycle DEA: Date Envelopment Analysis

DIC: Duration of Individual Interruption per Consumer Unit

DMIC: Maximum duration of Continuous Interruption per Consumer Unit

FIC: Frequency of individual interruption per Consumer Unit

OPEX: Operational Costs

PDD: Distribution Development Program

PLpT: Program Luz para Todos

PMSO: Personnel, Material, Services from Third Parties and Others

RT: Tax review

Ses: Electric Substations

SPARTA: System for Yearly Tax Automated Review/adjustment Processes, developed by ANEEL

TAC: Conduct Adjustment Term

UC: Consumer Units VPB: Value of Part B

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Figure Index

Figure 1: Projection Brazil's GDP and Goiás' GDP	8
Figure 2: Unit consumption Residential Clients in MWh - Period 2003 - 2015	11
Figure 3: Sale of Residential Energy in GWh - Period 2010 - 2045	12
Figure 4: Sales of commercial energy in GWh – Period 2000 - 2045	16
Figure 5: Sales of Industrial Energy in GWh - Period 2000 - 2015	16
Figure 6: Sales of Industrial Energy in GWh - Period 2000 - 2045	20
Figure 7: Sales of Public Lighting energy in GWh - Period 2000 - 2014	20
Figure 8: Sales of Public Lighting Energy - period 2007 - 2015	21
Figure 9: Sales of Public Lighting Energy in GWh - Period 2000 - 2045	21
Figure 10: Sales of Others Energy in GWh - Period 2001 - 2015	22
Figure 11: Sales of Energy Others in GWh - Period 2000 - 2045	22
Figure 12: Rural Clients (UC) - Period 2010 - 2045	23
Figure 13: Sale of Rural energy in GWh - Period 2000 - 2045	27
Figure 14: Energy per class, with Brazil's GDP – Period 2000 - 2045.	28
Figure 15: Energy for class, with Goiás' GDP – Period 2000 - 2045.	30
Figure 16: Total investments CELG D, per type (2015 - 2024)	35
Figure 17: Total investments without universalization	36
Figure 18: Comparison of the investments in AT and MT + BT	37
Figure 19: Comparison Total Investments and Expansion, (without universalization)	37
Figure 20: Comparison of the Total investments and Improvements.	38
Figure 21: Projections of Investment Base Scenario (2016 - 2045)	40
Figure 22: Projections of Investment Three Year Scenario (2016 - 2045)	41
Figure 23: Projections of Investment Goiás' GDP Scenario (2016 - 2045)	42
Figure 24: Investments for three scenarios - Source: Own	43
Figure 25: Projections of the Base of Gross, Net Remuneration and accrued Depreciation, Base
Scenario (in face values)	48
Figure 26: Projections of the Base of Gross, Net Remuneration and accrued Depreciation, Three Year
Scenario (in face values)	48
Figure 27: Projections of the Base of Gross, Net Remuneration and accrued Depreciation, Goiás' GDP
Scenario (in face values)	49
Figure 28: Updating of operational costs - Source: ANEEL	49
Figure 29: Updating of operational costs - Source: ANEEL	51
Figure 30: Evolution of Technical and Non - Technical Losses on Energy Output (Performed and
Expected) - : Report PNT Celg 2015 and Projection Quantum 2015	62
Figure 31: Irretrievable revenues per consumption class - Source: ANEEL	63

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Table Index

Table 1: Relation of works of the Distribution Development Plan (PDD) 2015 - 2024	32
Table 2: Additional investments to PDD proposed by Celg D	33
Table 3: Investments in assets of the Regulatory Yearly Installment Basis (BAR) proposed by Celg D . 33
Table 4: Summary of the investments proposed by Celg D	34
Table 5: Total investments without Universalization	36
Table 6: Updating of operational costs - Source: ANEEL – RT 3C of CELG.	50
Table 7: Range of operational costs - Source: ANEEL – AP 40/2010.	51
Table 8: Updating of actual operational costs of the distributor - Source: ANEEL – RT 3C of CELG	52
Table 9: Range of operational costs - Source: ANEEL – RT 3C of CELG.	52
Table 10: Range of operational costs 4C - Source: ANEEL – AP23/2014.	53
Table 11: Range of operational costs 4C, corrected - Source: ANEEL – AP23/2014	53
Table 12: Regulatory Limits ANEEL - Source: Report PNT Celg 2015 and ANEEL 2015	60
Table 13: Table with Index for Technical and non-technical Losses on Energy Output (Performed and
Expected)- Source: Report PNT Celg 2015 and Projection Quantum	61
Table 14: Evolution of Trajectory and Expected Speed of Losses on Energy Output - Source: Report
PNT Celg 2015 and Projection Quantum 2015	62

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1.	Introduction

This report presents details of the projections of Operational Due Diligence of Celg Distribuição S.A. –CELG D describing the information sources, methodologies, premises and analyses used for preparing the following projections:

• Market

• Investments

• BRR and depreciations

• Losses

• Operational costs

• Quality

• Irretrievable revenues

• Other Revenues

Three projection scenarios were defined which difference resides in the growth projection for the market and future investments. The prepared scenarios are:

(I) Base Scenario, growth of the market projected using Goiás' GDP until 2019 and the Brazil's GDP the following years. In this scenario, the new grantee does the necessary investments to improve the service indicators in five years;

(II) Three Year Scenario, market growth identical to the Base Scenario and anticipation of investments to meet the quality limits throughout the three first years, decreasing the fines and capturing part of these investments in the tax review of 2017 and

(III) Goiás' GDP Scenario, considering Goiás' GDP to project the market growth and on account of a larger market has higher investments in the long term.

Scenario / Variable	Growth of the Market	Investments

Investments in quality improvement
GDP of Goiás until 2019 and
throughout the first three years and
Three Years	National GDP until the end of
necessary investments to follow the market
the concession.
growth in the long term.

Investments in quality improvement
GDP of Goiás until 2019 and
Base		throughout the first five years and necessary
National GDP until the end of
(5 years)		investments to follow the market growth in
the concession.
the long term.

Investments in quality improvement

	GDP of Goiás throughout the	throughout the first five years and higher
Goiás' GDP
	period of the concession.	investments in the long term to follow the

expected market growth from Goiás' GDP.

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2. Projections

2.1. Required Income and Distribution Taxes

The operational income of the company will be stipulated to the recognition by the regulating agency (Aneel) of effective costs necessary for the installment of the service of distribution of electric energy; these costs, which consider effective levels of operational costs, costs of capital, technical losses and not technical and breach of contract and costs of purchase of the energy, responsibilities and transport integrate what is called with Required Income of the distributor, who will have to be rehabilitated through the application of the tax structure to the consumer market.

The Required Income is composed by two parts:

• Part A: considering the “non manageable” costs for the company such as purchase of energy, transport and partial responsibilities and it will have to be neuter for the management of the distributor (go over again of the real costs for the consumer – Passthrough) being that it considers effective levels of technical losses and not technical.

• Part B: considering the "manageable" costs for the company such as costs of capital (remuneration and depreciation) and the effective operational costs (including effective levels of breach of contract).

So, considering the methodology regulatory of recognition of effective costs, there were modeled each one of the concepts that compose the Required Income, when the object of the study is always the calculation of the Value of the Piece B (VPB), so it represents the principal vector of generation of value for the company.

For end, being that the purpose of this work will be to determine the value of the company, the calculation of the taxes of distribution for class lacks for sense, since they will only represent the form of recovering the costs recognized through the market.

In the items following in this document the methodologies will be detailed and turned out to be from the modeling of the principal variables used for the economical evaluation of the company.

2.2. Market

2.2.1. Introduction

The goal of this chapter will be to describe the studies carried out to appreciate the projections of demand of electric energy of the distributor CELG D for the period understood between the 2016 years to 2045; there were carried out two projections that consider the GDP of Brazil and the GDP of the State of Goiás respectively.

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QUANTUM

Figure 1: Projection Brazil's GDP and Goiás' GDP

Year	GDP BRAZIL	GDP GOIÁS
2015	-1,99%	-0,37%
2016	-0,10%	2,15%
2017	1,52%	3,34%
2018	2,06%	3,76%
2019	2,24%	3,90%
2020	2,24%	3,92%
2021	2,24%	3,93%
2022	2,24%	3,94%
2023	2,24%	3,94%
2024 até 2045	2,24%	3,95%

The projection of the demand of energy was carried out individually for each one of the consumers' different classes that compose the market of the CELG D:

- Residential
- Commercial
- Industrialist
- Public lighting
- Rural
- Others1

2.2.2. Methodology

For each class, the demand was possible when possibly, using econometric models when the history information of yearly frequency was appreciated with base. The formulation of the econometric models is based, in general, with a specification of the linear type on natural logarithm, as detailed following:

$$\log Y_t = C + \alpha \log X_{1t} + \beta \log X_{2t} + \gamma \log X_{3t} + \ldots + u_t$$

Where is $\mathbf{Y_t}$ the variable to be explained, the $\mathbf{X_t}$ is the explanatory variables and $\mathbf{u_t}$ is the term of random mistake. Regarding coefficients α β and γ are the elasticity of $\mathbf{Y_t}$ regarding $\mathbf{X_t}$. The elasticity measures the percentage change produced in variable $\mathbf{Y_t}$, before a change of 1 % in some of the explanatory variables.

The explanatory or independent variables used in the econometric models were the national GDP, the national population, the population of Goiás, the number of residences and the residences with electric energy, in the area of covering of the system.

The used information sources were:

1. Physical data of quantity of consumer units:

History information of the clients' distributor for classes for the period of 2010-2015.

2. Physical data of market of sold energy:

History information of the distributor of sales of energy for class of the period 2000-2015.

3. Macro-economical data:

   I. GDP Brazil

[1] Public power, Civil Service and Own Consumption.

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• (2001-2014): The series in current prices were obtained of the IBGE, Brazilian Institute of Geography and Statistic (www.ibge.gov.br) and were converted at constant prices of the 2012 year, with ends of performing the projections of market.

• (2015-2019): There were used the growth rates of the GDP informed by the publication Focus of the Central Bank of Brazil.

• (2020-2045): There was maintained constantly the fee informed for the year of 2019 of the publication Focus.

II. GDP Goiás

• (2001-2014): Institute Mauro Borges of Statistics and Socio-economical Studies

(www.imb.go.gov.br).

III. Demographic data: The data were obtained of the IBGE, Brazilian Institute of Geography and Statistic (www.ibge.gov.br).

• The projection of the residential and rural consumers was based on analytical method using the data of population and residences of Goiás, obtained of the population censuses of 2000 and 2010.

• The information of electric covering was obtained of different sources. For the case of the home electric covering, for the 2001 year the least value was used for the region of Goiás of the publication of the Aneel “Atlas of Electric Energy - 2nd Publication”2. To define the value of the level of rural electric covering of the 2001 year, present information were used in the article “Evaluation of the Regional Diversity of the Country for implementation of the Program of Rural Electrification “Shines in the Field””3, of the CEPEL (Center of Researches of Electric Energy). For the 2010 year, the electric coverings were calculated in function of the data of the censuses of quantity of residences with electric energy regarding the total residences.

• The projections of the population from 2010 to 2030 were obtained of the IBGE. For the period 2030-2045 was projected the population maintaining constantly to fee of the 2030 year of the IBGE.

The econometric method of esteem used was it of Least Ordinary Squares and the software the E-Views version 7.

The selection of the most appropriate model was carried out considering:• The kindness of the agreement of the model (R2 adjusted),

• The individual and joint signification of the coefficients through the values of statistical t and F respectively,• The presence of correct signs in the value of the coefficients,• That the wastes were not showing autocorrelation (statistical D-W or Breusch-Godfrey Test), not even heteroskedascity (White Test) or seasonality (Increased Dickey Fuller - Test of Unit Root).

For the cases in which autocorrelation signs were observed or seasonality in the wastes, there were used techniques of Dynamic Econometrics (including late variables). The presence of heteroskedascity in the wastes was corrected using the favorite method of White.

Finally, in the cases where was not it possible the models use econometrics was used models of tendency (linear or logarithmic),or well, models with specific criteria that will be described in the near items.

2 http://www.aneel.gov.br/aplicacoes/atlas/aspectos_socioeconomicos/11_2_1.htm 3 http://www.ecoeco.org.br/conteudo/publicacoes/encontros/v_en/Mesa5/7.pdf

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2.2.3. Demand Projection with Brazil's GDP

2.2.3.1. Residential class

Consumer units

The number of residential clients was projected by means of a procedure of analytical type, consisted of the near diagram:

População
Domicilios
Domicilios com Energia Elétrica
Índice de Habitantes por Domicilios
Cobertura Elétrica
Clientes históricos
Clientes Residenciais

The Inhabitants' Rate for residence (GEE) reflects the middle quantity of persons who live in each residence; the behavior waited for it is GEE that it is decreased in so far as the population is made rich. In base to the data of the censuses, the series were completed and projected of GEE using a formula exponential of the type:

$$IH_t = \left(IHI + (IHF - IHI) * \left(1 - e^{-\left(\frac{(t-t_0)}{TAUIH}\right)} \right) \right)$$

Where:

GEE $_t$: Inhabitants' rate for residence in the year t

IHI: Inhabitants' rate for Initial residence

IHF: Inhabitants' rate for Final residence

t_0: initial year

TAUIH: constant of time

The projection of the Inhabitants' rate by residence was carried out by means of the relation between the population and the quantity of residences.

The Degree of Covering of the electric service (COB) is the percentage of residences that have electric service. This variable was projected with a function exponential similar to the used one to project it GEE.

The **Quantity of Residential Consumer Units** was projected considering the values of history clients and the history growth rate of the residences with electric energy.

The values considered how objective they are of long term from what they result:

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- For the IHI there was assumed as value of long term the fact of the Inhabitants' Rate by Residence of 2010, last real fact of the census. This criterion was used because it is considered that the rate already presents a very low value and that it could be still decreased significantly.
- The indicator COB is of 98.7 % for the 2010 year. Due to the policies applied in the landmark of the "Program It Shines for all" and the high percentage of current covering, was defined as a goal a total covering (100 %) that, when the esteems were given, would be reached in 2027.

The considerations previously fulfilled allowed to appreciate the growth rates for the period:

Year	% Growth - Residential Customer
2010-2015	4,63%
2015-2019	1,63%
2019-2024	1,31%
2024-2045	0,91%

The decrease of the growth rates of the quantity of residential clients is motivated by the decrease of the growth rates of the population projected by the IBGE for the state of Goiás.

2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
1,34%	1,29%	1,24%	1,20%	1,16%	1,12%	1,09%	1,07%	1,03%	1,00%	0,96%	0,93%	0,90%	0,87%	0,83%	0,80%

The projections of the IBGE, for the State of Goiás, were carried out up to the 2030 year and for the period from 2031 to 2045 was maintained constantly the fee of the 2030 year.

Energy

The variable *residential unit consumption* had a growth of approximately 500 Kwh (36 %) from 2002 up to 2015, presenting the following behavior:

2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

They were carried out regressions using as independent variables the GDP per capita of Brazil and the GDP per capita of Goiás, being that the model that uses the GDP of Goiás presented the best statistical values and a middle fee of growth of 2,02 % per year.

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Additionally, the history growth rate of the variable was analyzed also between the years of 20054 and 2015, turning in value of middle growth of 2,04 % per year.

Finally, the energy of the residential market was calculated as the product of the unit residential energy (EURES), considering the growth rate of 2,04 %, and the average of the quantity of consumers for each year.

The inter-yearly growth rates of the residential sold energy for the different respected periods, are those who follow:

Year	% Growth - Residential Customer
2010-2015	6,49%
2015-2019	4,06%
2019-2024	3,41%
2024-2045	2,97%

The behavior of the series é represented in the following graphic:

GWh
14.000
12.000
10.000
8.000
6.000
4.000
2.000
-
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

2.2.3.2. *Commercial class*

The quantities of energy of the commercial clients were projected using a model of regression, definite in logarithms, which have the GDP of Brazil and to the energy delayed in a year as explanatory variables. The variable delayed in a year was incorporated to build a more robust model and that he presents a value more seized the test Durbin-Watson, when compared with the results of the model without delay of the variable.

The results of the exits of the software E-Views are:

- **Regression results**

[4] The years from 2002 to 2004 were not considered trying to remove the immediate effects of the rationing of energy in the 2001 year

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Dependent Variable: LECOM
Method: Least Squares
Date: 09/21/15 Time: 14:33
Sample (adjusted): 2002 2015
Included observations: 14 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	-19,95021	4,567881	-4,367497	0,0011
LPIBB	0,871708	0,204236	4,26813	0,0013
LECOM(-1)	0,625125	0,102029	6,126951	0,0001

R-squared	0,991355	Mean dependent var	14,2127
Adjusted R-squared	0,989783	S.D. dependent var	0,307691
S.E. of regression	0,031102	Akaike info criterion	-3,915695
Sum squared resid	0,010641	Schwarz criterion	-3,778755
Log likelihood	30,40987	Hannan-Quinn criter.	-3,928372
F-statistic	630,6718	Durbin-Watson stat	1,666809
Prob(F-statistic)	0		

The exit presents a R^2 adjusted highly, an acceptable Durbin-Watson and so much the constant one how much the explanatory variables are significant. All the results are according to the expected one.

- **Test of autocorrelation of the mistakes**

Breusch-Godfrey Serial Correlation LM Test:

F-statistic	0,596551	Prob. F(2,9)	0,5711
Obs*R-squared	1,638699	Prob. Chi-Square(2)	0,4407

Test Equation:
Dependent Variable: RESID
Method: Least Squares
Date: 09/21/15 Time: 14:40
Sample: 2002 2015
Included observations: 14
Presample missing value lagged residuals set to zero.

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	-0,447125	4,765599	-0,093823	0,9273
LPIBB	0,022384	0,213254	0,104964	0,9187
LECOM(-1)	-0,014415	0,106826	-0,134938	0,8956
RESID(-1)	-0,123965	0,335311	-0,369702	0,7202
RESID(-2)	-0,357742	0,337641	-1,059535	3,17E-01

R-squared	0,11705	Mean dependent var	3,68E-15
Adjusted R-squared	-0,275372	S.D. dependent var	0,028609
S.E. of regression	0,032309	Akaike info criterion	-3,754468
Sum squared resid	0,009395	Schwarz criterion	-3,526233
Log likelihood	31,28127	Hannan-Quinn criter.	-3,775595
F-statistic	0,298275	Durbin-Watson stat	1,69024
Prob(F-statistic)	0,871913		

The test indicates that it is not possible to reject, with 95 % of confidence, the null hypothesis of absence of correlation of the mistakes.

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- **Test of heteroskedascity of the mistakes**

Heteroskedasticity Test: White

F-statistic	5,41969	Prob. F(4,9)	0,0168
Obs*R-squared	9,892924	Prob. Chi-Square(4)	0,0423
Scaled explained SS	6,546529	Prob. Chi-Square(4)	0,1619

Test Equation:
Dependent Variable: RESID^2
Method: Least Squares
Date: 09/21/15 Time: 14:40
Sample: 2002 2015
Included observations: 14
Collinear test regressors dropped from specification

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	6,080692	7,352697	0,827002	0,4296
LPIBB	-0,288981	0,305398	-0,946245	0,3687
LPIBB*LECOM(-1)	0,018979	0,0218	0,870568	0,4066
LECOM(-1)	-0,232973	0,437703	-0,532263	0,6074
LECOM(-1)^2	-0,010937	0,009578	-1,141929	0,283

R-squared	7,07E-01	Mean dependent var	0,00076
Adjusted R-squared	0,576254	S.D. dependent var	0,001155
S.E. of regression	0,000752	Akaike info criterion	-11,27588
Sum squared resid	5,09E-06	Schwarz criterion	-11,04765
Log likelihood	83,93119	Hannan-Quinn criter.	-11,29701
F-statistic	5,41969	Durbin-Watson stat	1,756245
Prob(F-statistic)	0,016768		

The test indicates that it is not possible to reject, with 95 % of confidence, the null hypothesis of homoscedasticity of the mistakes.

- **Normality of the mistakes**

Series: Residuals
Sample 2002 2015
Observations 14
Mean 3.69e-15
Median 7.94e-05
Maximum 0.044776
Minimum -0.063753
Std. Dev. 0.028609
Skewness -0.475415
Kurtosis 3.143814
Jarque-Bera 0.539445
Probability 0.763592

The test indicates that it is not possible to reject the null hypothesis of normality of the mistakes.

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- **Presence of unit root – Seasonality**

Null Hypothesis: LECOMF has a unit root
Exogenous: Constant, Linear Trend
Lag Length: 7 (Automatic - based on SIC, maxlag=9)

		t-Statistic	Prob.*
Augmented Dickey-Fuller test statistic		-3,384078	0,0695
Test critical values:	1% level	-4,234972	
	5% level	-3,540328	
	10% level	-3,202445	

*MacKinnon (1996) one-sided p-values.

Augmented Dickey-Fuller Test Equation
Dependent Variable: D(LECOMF)
Method: Least Squares
Date: 09/21/15 Time: 14:42
Sample (adjusted): 2010 2045
Included observations: 36 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
LECOMF(-1)	-0,248205	0,073345	-3,384078	0,0023
D(LECOMF(-1))	0,78555	0,119874	6,553121	0
D(LECOMF(-2))	0,093765	0,150938	0,621213	0,5399
D(LECOMF(-3))	1,65E-01	0,13728	1,20397	0,2394
D(LECOMF(-4))	-1,61E-01	0,130789	-1,229605	0,2299
D(LECOMF(-5))	0,001555	0,130986	0,011873	0,9906
D(LECOMF(-6))	0,338291	0,127844	2,646121	0,0136
D(LECOMF(-7))	-0,135131	0,126072	-1,071855	0,2936
C	3,43E+00	1,005081	3,413568	0,0021
@TREND(2001)	1,20E-02	0,003563	3,361062	0,0024

R-squared	0,887468	Mean dependent var	0,050171
Adjusted R-squared	0,848515	S.D. dependent var	0,017998
S.E. of regression	0,007005	Akaike info criterion	-6,854273
Sum squared resid	0,001276	Schwarz	-6,414406
Log likelihood	133,3769	Hannan-	-6,700748
F-statistic	22,78285	Durbin-Watson stat	0,673685
Prob(F-statistic)	0		

It is possible to reject, with 95 % of confidence, the null hypothesis of which the series of the mistakes have unit root, so it is stationary.

- **Projected series**

16.5
16.0
15.5
15.0
14.5
14.0
13.5
2005
2010
2015
2020
2025
2030
2035
2040
2045
LECOMF
± 2 S.E.
Forecast: LECOMF
Actual: LECOM
Forecast sample: 2001 2045
Adjusted sample: 2002 2045
Included observations: 14
Root Mean Squared Error 0.026031
Mean Absolute Error 0.021148
Mean Abs. Percent Error 0.149804
Theil Inequality Coefficient 0.000915
Bias Proportion 0.012732
Variance Proportion 0.001889
Covariance Proportion 0.985379

The analysis of the kindness of the agreement and of the coefficients and the evaluation of the resulting wastes of the estimate allow to infer that the used model explains significantly the behavior of the energy of the commercial clients.

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The growth rates of the energy of the resulting commercial clients, for the different periods, are in the near table:

Year	% Growth - Commercial Customer
2010-2015	5,34%
2015-2019	2,23%
2019-2024	4,83%
2024-2045	5,27%

The behavior of the series é represented in the following graphic:

GWh
12.000
10.000
8.000
6.000
4.000
2.000
-
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

2.2.3.3. *Industrial class*

The history series of energy of industrial clients present irregularities in the growth rates, being that from the 2007 year there is a more regular tendency. For this reason, it opted to build the models finding the history data of the period 2007-2015.

GWh
3.000
2.500
2.000
1.500
1.000
500
-
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

The industrial energy was projected with model of regression definite in logarithms that take the GDP of Brazil delayed in a year as an explanatory variable. As in case of commercial energy, the variable delayed in a year was incorporated for getting of the most robust model.

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The results of the exits of the software E-Views are:

- **Regression results**

Dependent Variable: LEIND
Method: Least Squares
Date: 09/21/15 Time: 14:50
Sample (adjusted): 2007 2015
Included observations: 9 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	-12,36521	13,21642	-0,935595	0,3856
LPIBB	0,597578	0,575683	1,038032	0,3393
LEIND(-1)	0,654587	0,272368	2,403318	0,0531

R-squared	0,929589	Mean dependent var	14,50262
Adjusted R-squared	0,906119	S.D. dependent var	0,154843
S.E. of regression	0,047444	Akaike info criterion	-2,997328
Sum squared resid	0,013506	Schwarz criterion	-2,931587
Log likelihood	16,48798	Hannan-Quinn criter.	-3,139198
F-statistic	39,60701	Durbin-Watson stat	2,082213
Prob(F-statistic)	0,000349		

The exit presents a R^2 adjusted highly and a Durbin - acceptable Watson and so much the constant one how much the explanatory variables are significant. All the results are according to the expected one

- **Test of autocorrelation of the mistakes**

Breusch-Godfrey Serial Correlation LM Test:

F-statistic	1,081561	Prob. F(2,4)	0,4212
Obs*R-squared	3,158805	Prob. Chi-Square(2)	0,2061

Test Equation:
Dependent Variable: RESID
Method: Least Squares
Date: 09/21/15 Time: 14:54
Sample: 2007 2015
Included observations: 9
Presample missing value lagged residuals set to zero.

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	5,379654	18,27043	0,294446	0,7831
LPIBB	-0,250581	0,811208	-0,308898	0,7728
LEIND(-1)	0,132766	0,389634	0,340746	0,7504
RESID(-1)	-0,436751	0,587403	-0,743529	0,4985
RESID(-2)	-0,549294	0,418744	-1,311765	0,2598

R-squared	0,350978	Mean dependent var	-4,94E-15
Adjusted R-squared	-0,298043	S.D. dependent var	0,041088
S.E. of regression	0,046812	Akaike info criterion	-2,985173
Sum squared resid	0,008765	Schwarz criterion	-2,875604
Log likelihood	18,43328	Hannan-Quinn criter.	-3,221623
F-statistic	0,540781	Durbin-Watson stat	1,784374
Prob(F-statistic)	0,716914		

The test indicates that it is not possible to reject, with 95 % of confidence, the null hypothesis of absence of correlation of the mistakes.

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- **Test of heteroskedascity of the mistakes**

Heteroskedasticity Test: White

F-statistic	21,72179	Prob. F(3,5)	0,0027
Obs*R-squared	8,358658	Prob. Chi-Square(3)	0,0392
Scaled explained SS	2,14638	Prob. Chi-Square(3)	0,5426

Test Equation:
Dependent Variable: RESID^2
Method: Least Squares
Date: 09/21/15 Time: 14:54
Sample: 2007 2015
Included observations: 9
Collinear test regressors dropped from specification

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	6,029535	2,984219	2,020474	0,0993
LPIBB	-0,382911	0,202771	-1,888387	0,1176
LPIBB*LEIND(-1)	0,024146	0,013871	1,740841	0,1422
LEIND(-1)^2	-0,024125	0,013955	-1,728744	0,1444

R-squared	0,92874	Mean dependent var	0,001501
Adjusted R-squared	8,86E-01	S.D. dependent var	0,001711
S.E. of regression	0,000578	Akaike info criterion	-11,77383
Sum squared resid	1,67E-06	Schwarz criterion	-11,68618
Log likelihood	56,98225	Hannan-Quinn criter.	-11,96299
F-statistic	21,72179	Durbin-Watson stat	2,503845
Prob(F-statistic)	0,00269		

The test indicates that it is not possible to reject the null hypothesis of homoscedasticity of the mistakes, with 95 % of confidence.

- **Normality of the mistakes**

Series: Residuals
Sample 2007 2015
Observations 9
Mean -4.94e-15
Median 0.003918
Maximum 0.062312
Minimum -0.060936
Std. Dev. 0.041088
Skewness -0.031770
Kurtosis 2.155534
Jarque-Bera 0.268935
Probability 0.874181

The test indicates that it is not possible to reject the null hypothesis of normality of the mistakes.

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- **Presence of unit root - Seasonality**

Null Hypothesis: RESID02 has a unit root
Exogenous: Constant
Lag Length: 1 (Automatic - based on SIC, maxlag=1)

		t-Statistic	Prob.*
Augmented Dickey-Fuller test statistic		-3,349473	0,0534
Test critical values:	1% level	-4,803492	
	5% level	-3,403313	
	10% level	-2,841819	

*MacKinnon (1996) one-sided p-values.
Warning: Probabilities and critical values calculated for 20 observations and may not be accurate for a sample size of 7

Augmented Dickey-Fuller Test Equation
Dependent Variable: D(RESID02)
Method: Least Squares
Date: 09/21/15 Time: 14:59
Sample (adjusted): 2009 2015
Included observations: 7 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
RESID02(-1)	-1,599791	0,477625	-3,349473	0,0286
D(RESID02(-1))	0,516363	0,278252	1,855738	0,1371
C	0,000589	0,01201	0,049013	0,9633

R-squared	0,750422	Mean dependent var	-0,005409
Adjusted R-squared	0,625634	S.D. dependent var	0,050993
S.E. of regression	0,0312	Akaike info criterion	-3,799266
Sum squared resid	0,003894	Schwarz criterion	-3,822447
Log likelihood	16,29743	Hannan-Quinn criter.	-4,085783
F-statistic	6,013539	Durbin-	2,511677
Prob(F-statistic)	0,062289		

It is possible to reject, with 95 % of confidence, the null hypothesis of which the series of the mistakes have unit root and, so it is stationary.

- **Projected series**

16.4
16.0
15.6
15.2
14.8
14.4
14.0
13.6
2005
2010
2015
2020
2025
2030
2035
2040
2045
LEINDF
± 2 S.E.
Forecast: LEINDF
Actual: LEIND
Forecast sample: 2001 2045
Adjusted sample: 2002 2045
Included observations: 14
Root Mean Squared Error 0.128921
Mean Absolute Error 0.076990
Mean Abs. Percent Error 0.533379
Theil Inequality Coefficient 0.004468
Bias Proportion 0.219741
Variance Proportion 0.097945
Covariance Proportion 0.682314

The statistical data of kindness of the agreement, the analysis of the coefficients and the evaluation of the resulting wastes of the estimate, allow to infer that the used model explains significantly the behavior of the industrial energy.

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The growth rates of the industrial energy for the different periods are those who follow:

Year	% Growth - Industrial Customer
2010-2015	3,42%
2015-2019	1,72%
2019-2024	3,51%
2024-2045	3,89%

GWh
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
-
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

2.2.3.4. *Public Lighting Class*

The series of energy of the public lighting present irregular growth rates, being that from 2007 the series begin to have a more stable behavior.

GWh
700
600
500
400
300
200
100
-
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

For the projection of the quantities of energy of Public Lighting there was considered as an explanatory variable the quantity of Residential Consumer Units. However, the results were not acceptable for problems in the kindness of agreement and of autocorrelation.

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As alternative, one opted for the application of a tendency of the type exponential with the following form:

$$\mathbf{EIP} = 435283 * e^{(0.0375*\text{Year (t)} - \text{year (2007)} + 1))}$$

The model exponential adjusts in acceptable way, with a R^2 of 0,8746:

GWh
700
600
500
400
300
200
100
0
2007
2008
2009
2010
2011
2012
2013
2014
2015

The growth rates of the energy of public lighting for the different periods are:

Year	% Growth - Public Lighting
2010-2015	5,69%
2015-2019	3,82%
2019-2024	3,82%
2024-2045	3,82%

GWh
2.500
2.000
1.500
1.000
500
-
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

2.2.3.5. Others Class

For the projection of energy of the class Others were turned econometric models with the GDP of Brazil and with the GDP of the Goiás as explanatory variables, however, the results were rejected because of presenting problems of kindness of agreement or of autocorrelation.

Alternatively, one opted for the realization of a tendency of the linear type, with the following form:

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EO = 33078* (Year (t) - year (2001)) +345036

The linear model adjusts in acceptable way, with R^2 of 0.9893:

GWh
900
800
700
600
500
400
300
200
100
0
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

The growth rates of the energy for the class Others are what one follows:

Year	% Growth - Others
2010-2015	3,47%
2015-2019	3,72%
2019-2024	3,19%
2024-2045	2,29%

GWh
2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
-
2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030 2032 2034 2036 2038 2040 2042 2044

2.2.3.6. *Rural class*

Consumer units

The number of rural clients was projected by means of a procedure of analytical type, similar to the used one for the residential clients, summarized in the following diagram:

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Clientes históricos
Domicilios
Cobertura Elétrica
Clientes Rurais
Domicilios com Energia Elétrica

The Degree of Covering of the electric service (COB) was calculated, through a function exponential, with the percentage of residences of Goiás that have electric service in relation with the total residences of the Goiás.

The **Quantity of Rural Consumer Units** was projected considering the values of history clients and the history growth rate of residences with electric energy.

The objective covering value was defined in 100 % as soon as the electric covering in Goiás presents values lifted up in the last fulfilled census and the "Program Shines for all" it is in final performance phase.

The growth rates of rural clients for the different periods are those who follow:

Year	% Growth - Rural Customers
2010-2015	1,79%
2015-2019	1,21%
2019-2024	1,11%
2024-2045	0,87%

Figure 12: Rural Clients (UC) - Period 2010-2045

300.000
250.000
200.000
150.000
100.000
50.000
-
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

Energy

The rural unit energy was projected through a model of regression, definite in logarithms, which uses the GDP per capita of Brazil as explanatory variable.

The exits of E-Views are:

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- **Resulted from the regression**

Dependent Variable: LEURUR
Method: Least Squares
Date: 09/22/15 Time: 18:11
Sample (adjusted): 2003 2015
Included observations: 13 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	-5,632779	1,078802	-5,221327	0,0003
LPIBPCB	1,44E+00	1,08E-01	13,32466	0

R-squared	0,941659	Mean dependent var	8,741278
Adjusted R-squared	0,936355	S.D. dependent var	0,14249
S.E. of regression	0,035947	Akaike info criterion	-3,672896
Sum squared resid	0,014214	Schwarz criterion	-3,58598
Log likelihood	25,87382	Hannan-Quinn criter.	-3,690761
F-statistic	177,5465	Durbin-Watson stat	3,025151
Prob(F-statistic)	0		

The exit presents an elevated adjusted R^2, an acceptable Durbin-Watson and so much the constant one how much the explanatory variables are significant. All the results are according to the expected one.

- **Test of autocorrelation of the mistakes**

Breusch-Godfrey Serial Correlation LM Test:

F-statistic	5,228741	Prob. F(2,9)	0,0311
Obs*R-squared	6,986889	Prob. Chi-Square(2)	0,0304

Test Equation:
Dependent Variable: RESID
Method: Least Squares
Date: 09/22/15 Time: 18:17
Sample: 2003 2015
Included observations: 13
Presample missing value lagged residuals set to zero.

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	0,861006	0,868675	0,991171	0,3475
LPIBPCB	-8,66E-02	8,71E-02	-0,994473	0,346
RESID(-1)	-0,94616	0,293688	-3,221645	0,0105
RESID(-2)	-0,670228	0,303544	-2,208013	0,0546

R-squared	0,537453	Mean dependent var	1,64E-15
Adjusted R-squared	0,383271	S.D. dependent var	0,034417
S.E. of regression	0,027028	Akaike info criterion	-4,13621
Sum squared resid	0,006575	Schwarz criterion	-3,96238
Log likelihood	30,88537	Hannan-Quinn criter.	-4,17194
F-statistic	3,485827	Durbin-Watson stat	2,03746
Prob(F-statistic)	0,063397		

The test indicates that it is not possible to reject, with 95 % of confidence, the null hypothesis of absence of correlation of the mistakes.

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- **Test of heteroskedascity of the mistakes**

Heteroskedasticity Test: White

F-statistic	2,692733	Prob. F(2,10)	0,116
Obs*R-squared	4,550468	Prob. Chi-Square(2)	0,1028
Scaled explained SS	3,231271	Prob. Chi-Square(2)	0,1988

Test Equation:
Dependent Variable: RESID^2
Method: Least Squares
Date: 09/22/15 Time: 18:15
Sample: 2003 2015
Included observations: 13

Variable	Coefficient	Std. Error	t-Statistic	Prob.
C	-12,86388	5,914772	-2,174873	0,0547
LPIBPCB	2,59E+00	1,19E+00	2,177955	0,0544
LPIBPCB^2	-1,30E-01	5,96E-02	-2,180813	0,0542

R-squared	0,350036	Mean dependent var	0,001093
Adjusted R-squared	0,220043	S.D. dependent var	0,001603
S.E. of regression	0,001416	Akaike info criterion	-10,08345
Sum squared resid	2,00E-05	Schwarz criterion	-9,953079
Log likelihood	68,54244	Hannan-Quinn criter.	-10,11025
F-statistic	2,692733	Durbin-Watson stat	2,055883
Prob(F-statistic)	0,115997		

The test indicates that it is not possible to reject the null hypothesis of homoscedasticity of the mistakes, with 95 % of confidence.

- **Normality of the mistakes**

7
6
5
4
3
2
1
0
-0.075
-0.050
-0.025
0.000
0.025
0.050
0.075
Series: Residuals
Sample 2003 2015
Observations 13
Mean 1.64e-15
Median 0.003864
Maximum 0.065097
Minimum -0.069023
Std. Dev. 0.034417
Skewness -0.299013
Kurtosis 2.983575
Jarque-Bera 0.193865
Probability 0.907617

The test indicates that it is not possible to reject the null hypothesis of normality of the mistakes.

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- **Presence of unit root - Seasonality**

Null Hypothesis: RESID01 has a unit root
Exogenous: Constant
Lag Length: 1 (Automatic - based on SIC, maxlag=2)

		t-Statistic	Prob.*
Augmented Dickey-Fuller test statistic		-4,42363	0,0071
Test critical values:	1% level	-4,20006	
	5% level	-3,17535	
	10% level	-2,72899	

*MacKinnon (1996) one-sided p-values.
Warning: Probabilities and critical values calculated for 20 observations and may not be accurate for a sample size of 11

Augmented Dickey-Fuller Test Equation
Dependent Variable: D(RESID01)
Method: Least Squares
Date: 09/22/15 Time: 18:14
Sample (adjusted): 2005 2015
Included observations: 11 after adjustments

Variable	Coefficient	Std. Error	t-Statistic	Prob.
RESID01(-1)	-2,438616	0,551271	-4,42363	0,0022
D(RESID01(-1))	0,572791	0,312679	1,831884	0,1043
C	-0,004433	0,009038	-0,4905	0,637

R-squared	0,835819	Mean dependent var	0,000461
Adjusted R-squared	0,794774	S.D. dependent var	0,065396
S.E. of regression	0,029626	Akaike info criterion	-3,973345
Sum squared resid	0,007021	Schwarz criterion	-3,864828
Log likelihood	24,8534	Hannan-Quinn criter.	-4,04175
F-statistic	20,36334	Durbin-Watson stat	1,942305
Prob(F-statistic)	0,000727		

It is possible to reject, with 95 % of confidence, the null hypothesis of which the series of the mistakes have unit root, so it is stationary.

- **Projected series**

9.8
9.6
9.4
9.2
9.0
8.8
8.6
8.4
8.2
2005
2010
2015
2020
2025
2030
2035
2040
2045
LEURURF
± 2 S.E.
Forecast: LEURURF
Actual: LEURUR
Forecast sample: 2001 2045
Included observations: 13
Root Mean Squared Error 0.033067
Mean Absolute Error 0.025340
Mean Abs. Percent Error 0.290522
Theil Inequality Coefficient 0.001891
Bias Proportion 0.000000
Variance Proportion 0.015027
Covariance Proportion 0.984973

The statistical values of kindness of the agreement, the analysis of the coefficients and the evaluation of the resulting wastes of the estimate allow to infer that the used model explains significantly the behavior of the rural unit energy.

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Finally, the rural energy was calculated as the product between the average of the rural clients and the unit rural energy (EURUR).

The growth rates of the rural energy for the different periods are those who follow:

Year	% Growth - Rural Customers
2010-2015	2,30%
2015-2019	1,92%
2019-2024	3,52%
2024-2045	3,82%

GWh
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
-
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044

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2.2.4. Summary of results

The results of the projections detailed in the previous items be presented in the following tables:

Market by category (MWh)								
Year	Residential	Commercial	Industrial	Public Lighting	Others	Rural	TOTAL	% Growth
2000	2.308.751	1.041.733	1.673.198	455.761	387.746	645.961	6.513.150	
2001	2.016.975	947.912	1.635.536	374.933	359.336	631.052	5.965.744	-8,4%
2002	2.028.306	1.006.660	1.803.489	423.001	396.045	717.291	6.374.792	6,9%
2003	2.188.303	1.086.261	2.018.289	474.156	423.999	780.739	6.971.747	9,4%
2004	2.334.594	1.134.031	1.778.061	484.578	486.877	839.170	7.057.311	1,2%
2005	2.468.455	1.201.687	1.501.243	485.101	531.199	861.802	7.049.487	-0,1%
2006	2.557.020	1.263.349	1.493.340	477.788	562.608	818.661	7.172.766	1,7%
2007	2.681.889	1.410.212	1.712.224	466.161	600.489	1.002.590	7.873.565	9,8%
2008	2.812.687	1.534.177	1.893.065	476.045	611.275	1.003.761	8.331.010	5,8%
2009	2.965.147	1.698.366	1.879.929	484.226	640.576	950.604	8.618.847	3,5%
2010	3.266.288	1.851.224	1.999.174	503.617	689.586	1.130.563	9.440.452	9,5%
2011	3.467.196	1.960.119	2.101.904	512.810	704.499	1.127.445	9.873.974	4,6%
2012	3.770.950	2.106.392	2.241.625	525.812	735.059	1.199.943	10.579.781	7,1%
2013	4.021.265	2.221.015	2.351.640	549.196	771.095	1.234.589	11.148.800	5,4%
2014	4.293.090	2.335.631	2.405.627	569.959	814.369	1.293.239	11.711.915	5,1%
2015	4.472.972	2.401.174	2.364.873	664.006	817.862	1.266.419	11.987.306	2,4%
2016	4.703.445	2.415.697	2.380.826	689.379	850.022	1.250.206	12.289.575	2,5%
2017	4.882.126	2.456.918	2.412.982	715.722	882.182	1.280.276	12.630.206	2,8%
2018	5.062.758	2.527.594	2.464.108	743.071	914.342	1.320.476	13.032.348	3,2%
2019	5.245.718	2.622.945	2.531.451	771.465	946.501	1.366.364	13.484.445	3,5%
2020	5.431.140	2.736.714	2.610.861	800.944	978.661	1.414.013	13.972.334	3,6%
2021	5.619.408	2.865.142	2.699.689	831.550	1.010.821	1.463.524	14.490.133	3,7%
2022	5.810.933	3.005.932	2.796.237	863.325	1.042.981	1.514.994	15.034.403	3,8%
2023	6.005.572	3.157.839	2.899.429	896.315	1.075.141	1.568.516	15.602.811	3,8%
2024	6.203.110	3.320.176	3.008.595	930.565	1.107.301	1.624.202	16.193.949	3,8%
2025	6.403.598	3.492.675	3.123.345	966.123	1.139.461	1.682.164	16.807.367	3,8%
2026	6.607.303	3.675.348	3.243.473	1.003.041	1.171.621	1.742.525	17.443.311	3,8%
2027	6.814.509	3.868.310	3.368.902	1.041.369	1.203.781	1.805.412	18.102.284	3,8%
2028	7.025.035	4.071.933	3.499.644	1.081.162	1.235.941	1.870.954	18.784.669	3,8%
2029	7.238.652	4.286.617	3.635.776	1.122.475	1.268.101	1.939.294	19.490.914	3,8%
2030	7.455.345	4.512.845	3.777.416	1.165.367	1.300.261	2.010.587	20.221.822	3,7%
2031	7.676.414	4.751.155	3.924.720	1.209.898	1.332.421	2.084.985	20.979.594	3,7%
2032	7.903.296	5.002.150	4.077.868	1.256.131	1.364.581	2.162.560	21.766.585	3,8%
2033	8.136.193	5.266.509	4.237.059	1.304.130	1.396.741	2.243.506	22.584.138	3,8%
2034	8.375.307	5.544.840	4.402.510	1.353.963	1.428.901	2.328.030	23.433.551	3,8%
2035	8.620.847	5.837.880	4.574.453	1.405.701	1.461.061	2.416.348	24.316.289	3,8%
2036	8.873.021	6.146.469	4.753.132	1.459.416	1.493.221	2.508.696	25.233.955	3,8%
2037	9.132.045	6.471.370	4.938.805	1.515.183	1.525.381	2.605.324	26.188.107	3,8%
2038	9.398.135	6.813.445	5.131.741	1.573.081	1.557.541	2.706.488	27.180.431	3,8%
2039	9.671.516	7.173.601	5.332.221	1.633.192	1.589.701	2.812.452	28.212.683	3,8%
2040	9.952.414	7.552.796	5.540.537	1.695.599	1.621.860	2.923.498	29.286.704	3,8%
2041	10.241.061	7.952.034	5.756.995	1.760.391	1.654.020	3.039.928	30.404.431	3,8%
2042	10.537.696	8.372.460	5.981.912	1.827.659	1.686.180	3.162.059	31.567.967	3,8%
2043	10.842.562	8.815.026	6.215.617	1.897.498	1.718.340	3.290.209	32.779.252	3,8%
2044	11.155.909	9.280.986	6.458.453	1.970.005	1.750.500	3.424.720	34.040.574	3,8%
2045	11.477.993	9.771.576	6.710.778	2.045.283	1.782.660	3.565.950	35.354.240	3,9%
2001-2015	5,85%	6,86%	2,67%	4,17%	6,05%	5,10%	5,11%	
2010-2015	6,49%	5,34%	3,42%	5,69%	3,47%	2,30%	4,89%	
2015-2019	4,06%	2,23%	1,72%	3,82%	3,72%	1,92%	2,99%	
2019-2024	3,41%	4,83%	3,51%	3,82%	3,19%	3,52%	3,73%	
2024-2045	2,97%	5,27%	3,89%	3,82%	2,29%	3,82%	3,79%	

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2.2.5.	Projection of Demand with Goiás' GDP

The second projection of demand of electric energy was carried out considering the GDP of Goiás as macroeconomical variable in the development of the models.

The series of GDP of Goiás were prepared in the following form:

• (2001-2014): The series in current prices were obtained of the Institute Mauro Borges, (www.imb.go.gov.br) and were converted at constant prices of the 2012 year.

• (2015-2019): There were calculated growth rates as result of a regression between the GDP of Brazil and the history GDP of Goiás. The model used for the regression was an ARIMA (1,0,1).

• THE GDP per capita of Goiás was calculated as the quotient between the GDP Goiás at constant prices of 2012 and the population of Goiás. Already, the population of Goiás was obtained of the IBGE up to the 2030 year and then projected maintaining constantly the growth rate of the last available year.

The other demographic data used for the projection were same that the considered ones in the previous projection.

The projections of quantity of clients maintain the same results when variable GDP of Brazil was obtained with.

For another part, for the energy projections there were maintained the criteria detailed in the previous projection, however, with some agreements in the econometric models. Following, the changes are detailed as to the projections when Brazil is using the GDP:

• Commercial energy: It was projected by means of a econometric model by Least Ordinary Squares, finding the history values from 2005 to 2015. The difference of the model used for the projection with GDP Brazil, was not necessary to use as independent variable “Commercial Clients” delayed in a period. Simply, a regression was done between “Commercial Clients” and GDP Goiás.

• Industrial energy: It was projected by means of a econometric model by Least Ordinary Squares finding the history values from 2008 to 2015. The difference of the model used for the projection with the GDP of Brazil, was used the GDP Goiás and besides the model was corrected by means of the incorporation of an AIR (1) and an AIR (2).

Following, the results are presented for each class:

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CELG								
Market by category (MWh)								
Year	Residential	Commercial	Industrial	Public Lighting	Others	Rural	TOTAL	% Growth
2000	2.308.751	1.041.733	1.673.198	455.761	387.746	645.961	6.513.150	
2001	2.016.975	947.912	1.635.536	374.933	359.336	631.052	5.965.744	-8,4%
2002	2.028.306	1.006.660	1.803.489	423.001	396.045	717.291	6.374.792	6,9%
2003	2.188.303	1.086.261	2.018.289	474.156	423.999	780.739	6.971.747	9,4%
2004	2.334.594	1.134.031	1.778.061	484.578	486.877	839.170	7.057.311	1,2%
2005	2.468.455	1.201.687	1.501.243	485.101	531.199	861.802	7.049.487	-0,1%
2006	2.557.020	1.263.349	1.493.340	477.788	562.608	818.661	7.172.766	1,7%
2007	2.681.889	1.410.212	1.712.224	466.161	600.489	1.002.590	7.873.565	9,8%
2008	2.812.687	1.534.177	1.893.065	476.045	611.275	1.003.761	8.331.010	5,8%
2009	2.965.147	1.698.366	1.879.929	484.226	640.576	950.604	8.618.847	3,5%
2010	3.266.288	1.851.224	1.999.174	503.617	689.586	1.130.563	9.440.452	9,5%
2011	3.467.196	1.960.119	2.101.904	512.810	704.499	1.127.445	9.873.974	4,6%
2012	3.770.950	2.106.392	2.241.625	525.812	735.059	1.199.943	10.579.781	7,1%
2013	4.021.265	2.221.015	2.351.640	549.196	771.095	1.234.589	11.148.800	5,4%
2014	4.293.090	2.335.631	2.405.627	569.959	814.369	1.293.239	11.711.915	5,1%
2015	4.472.972	2.401.174	2.364.873	664.006	817.862	1.266.419	11.987.306	2,4%
2016	4.704.387	2.479.665	2.413.636	689.379	850.022	1.278.258	12.415.347	3,6%
2017	4.884.784	2.606.192	2.490.253	715.722	882.182	1.324.708	12.903.840	3,9%
2018	5.066.768	2.755.761	2.580.039	743.071	914.342	1.378.178	13.438.158	4,1%
2019	5.250.742	2.920.239	2.677.368	771.465	946.501	1.437.054	14.003.371	4,2%
2020	5.436.863	3.095.204	2.778.537	800.944	978.661	1.498.827	14.589.036	4,2%
2021	5.625.539	3.281.154	2.883.499	831.550	1.010.821	1.563.431	15.195.994	4,2%
2022	5.817.207	3.478.648	2.992.635	863.325	1.042.981	1.630.956	15.825.753	4,1%
2023	6.011.744	3.688.310	3.106.182	896.315	1.075.141	1.701.700	16.479.393	4,1%
2024	6.208.960	3.910.816	3.224.198	930.565	1.107.301	1.775.819	17.157.660	4,1%
2025	6.408.925	4.146.901	3.346.699	966.123	1.139.461	1.853.479	17.861.588	4,1%
2026	6.611.926	4.397.354	3.473.923	1.003.041	1.171.621	1.934.718	18.592.582	4,1%
2027	6.818.266	4.663.020	3.606.019	1.041.369	1.203.781	2.019.709	19.352.164	4,1%
2028	7.027.779	4.944.801	3.743.176	1.081.162	1.235.941	2.108.808	20.141.668	4,1%
2029	7.240.255	5.243.658	3.885.588	1.122.475	1.268.101	2.202.241	20.962.318	4,1%
2030	7.455.693	5.560.613	4.033.419	1.165.367	1.300.261	2.300.255	21.815.607	4,1%
2031	7.675.404	5.896.754	4.186.874	1.209.898	1.332.421	2.402.200	22.703.552	4,1%
2032	7.900.840	6.253.235	4.346.211	1.256.131	1.364.581	2.508.232	23.629.229	4,1%
2033	8.132.211	6.631.282	4.511.611	1.304.130	1.396.741	2.618.511	24.594.485	4,1%
2034	8.369.729	7.032.194	4.683.260	1.353.963	1.428.901	2.733.205	25.601.252	4,1%
2035	8.613.610	7.457.354	4.861.487	1.405.701	1.461.061	2.852.492	26.651.704	4,1%
2036	8.864.070	7.908.225	5.046.497	1.459.416	1.493.221	2.976.551	27.747.979	4,1%
2037	9.121.329	8.386.360	5.238.548	1.515.183	1.525.381	3.105.574	28.892.375	4,1%
2038	9.385.612	8.893.406	5.437.908	1.573.081	1.557.541	3.239.755	30.087.303	4,1%
2039	9.657.144	9.431.112	5.644.854	1.633.192	1.589.701	3.379.301	31.335.304	4,1%
2040	9.936.159	10.001.329	5.859.676	1.695.599	1.621.860	3.524.424	32.639.048	4,2%
2041	10.222.890	10.606.025	6.082.674	1.760.391	1.654.020	3.675.345	34.001.345	4,2%
2042	10.517.579	11.247.282	6.314.158	1.827.659	1.686.180	3.832.293	35.425.152	4,2%
2043	10.820.472	11.927.311	6.554.517	1.897.498	1.718.340	3.995.507	36.913.646	4,2%
2044	11.131.820	12.648.458	6.803.957	1.970.005	1.750.500	4.165.236	38.469.976	4,2%
2045	11.451.880	13.413.206	7.062.890	2.045.283	1.782.660	4.341.735	40.097.655	4,2%
2001-2015	5,85%	6,86%	2,67%	4,17%	6,05%	5,10%	5,11%	
2010-2015	6,49%	5,34%	3,42%	5,69%	3,47%	2,30%	4,89%	
2015-2019	4,09%	5,01%	3,15%	3,82%	3,72%	3,21%	3,96%	
2019-2024	3,41%	6,02%	3,79%	3,82%	3,19%	4,32%	4,15%	
2024-2045	2,96%	6,04%	3,80%	3,82%	2,29%	4,35%	4,13%	

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2.3. Investments

2.3.1. Introduction

This report presents the information, premises and analyses adopted for the preparation of the programs of investments of Celg D in the period of 2015-2045.

The programs of investments open to question were developed from information supplied by Celg D and there are a relevant part of Due Diligence performed by the Quantum in that dealership.

2.3.2.	Work Methodology

Celg D made available in the work environment an assembly of documents with information as to the investments for her predicted for the period 2015-2024, there found the investments relative to the expansion and improvement in the electric system, which will be going to compose the Base of Remuneration Regulatory, as well as investments in real-estate facilities and vehicles, which will be going to compose the Base of Annuity Regulatory – BAR. The principal documents made available in the environment of work were the Plan of Results handed by Celg D to the ANEEL in April of 2015, the Plan of Development of the Distribution – PDD 2015-2024 and a relation of necessary additional investments.

Also documents were made available with general information on the current conditions of the electric system, starting point for the analyses of the Quantum. These analyses looked to value the correspondence between the proposed investments and the projections of market and number of consumers, as well as the conditions of the electric system reflected by the levels of load and voltage and obsolescence of substations, lines and nets.

There were countless meetings with the technical team of Celg D in Goiânia to treat the appeared doubts, as well as several solicitations of additional information subsequently put in the environment of work.

In elapsing of the work they were visited to significant samples of the electric system, understanding substations and lines of High voltage and lines and nets of Middle and Low Voltage, storerooms and workshops.

The foresight of investment relative to the solution of detected environmental liabilities was prepared by the Quantum from diagnosis done by expert of this consultancy and discussions and alignments with the team of Environmental Management of the dealership.

2.3.3.	Investments Proposed by Celg D for the 10 years period (2015 to 2024)

For service of the determinations of the ANEEL and commitments of adjustment of conduct secured by the dealership, a Plan of Results was developed by CELG, including a period of four years, containing the actions and related resources associated with the improvement of the rates of service quality, among others.

These programs are inserted and are contained in the Plan of Development of the Distribution (PDD), demanded of the distributors in the Procedures of Distribution - PRODIST, covering a horizon of ten years to the front.

Complementarily to these resources, the dealership relates additional programs, understanding obligations of universalization of service and necessary resources of automation of nets and for maintenance of substations (CATHEDRAL) – acquisition of movable SEs.

The investments quoted above integrate the Base of Remuneration Regulatory (BRR).

Also investments were informed in facilities and fleet of vehicles / equipments, which compose the Base of Annuity Regulatory (BAR), but investments were not informed in computer science resources.

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Stringing all these information together, are related in the tables following the yearly programs of investments proposed by the dealership associated with the problems previously described, covering a period of ten years.

Important to notice that it was not possible to establish, from information of the dealership, a direct correlation of these programs proposed with variables of growth when demand (MW), number of consumers and / or exvoltage of the net AT/MT/BT was normally employed in planning of this nature, as market (MWh).

It is noticed also that the relation of investments of 2015 contemplates works that entered already in operation or they are in progress in the present date, but it was not possible to determine with precision, for work or group of works, which the piece of corresponding financial realization.

		2015	2016	2017	2018	2019
Expansion		**231.594.791**	**303.833.477**	**307.312.575**	**352.524.542**	**345.887.399**
HT	LT's	62.429.522	59.744.264	38.013.597	88.173.486	148.298.059
	SE's	95.530.816	151.097.605	191.226.462	194.372.861	134.117.781
	TAC (SEs)	14.995.830	9.061.115			
	Subtotal - AT	**172.956.169**	**219.902.984**	**229.240.060**	**282.546.347**	**282.415.840**
MT	LD's	4.285.700	21.776.179	14.289.109	9.076.811	3.799.501
	SD's 34,5 kV	2.982.477	9.373.000	8.304.696	7.404.958	7.292.309
	Network MT	13.766.796	13.795.411	13.765.332	14.218.225	14.793.262
LT	Network LT	37.603.649	38.985.904	41.713.379	39.278.201	37.586.487
	Subtotal - MT+ LT	**58.638.622**	**83.930.493**	**78.072.515**	**69.978.195**	**63.471.559**
Improvement		**92.666.610**	**108.713.796**	**103.616.139**	**72.233.566**	**74.610.432**
HT	Network AT	7.985.017	49.582.595	58.553.670	25.563.836	29.878.210
	Subtotal - AT	**7.985.017**	**49.582.595**	**58.553.670**	**25.563.836**	**29.878.210**
MT	Network MT	32.788.129	45.220.278	29.448.723	33.979.898	34.251.741
	TAC	38.414.216				
LT	Network BT	13.479.249	13.910.923	15.613.747	12.689.832	10.480.481
	Subtotal - MT+LT	**84.681.593**	**59.131.201**	**45.062.469**	**46.669.730**	**44.732.222**
TOTAL - PDD		**324.261.401**	**412.547.273**	**410.928.715**	**424.758.107**	**420.497.832**

		2020	2021	2022	2023	2024
Expansion		**306.429.556**	**308.683.751**	**314.098.937**	**312.700.196**	**315.708.740**
HT	LT's	88.548.390	55.286.437	97.984.631	108.794.899	57.015.820
	SE's	155.152.531	191.323.076	154.567.527	142.817.498	197.968.918
	TAC (SEs)					
	Subtotal - AT	**243.700.921**	**246.609.513**	**252.552.158**	**251.612.397**	**254.984.738**
MT	LD's	3.888.425	3.985.434	4.090.527	4.187.535	4.286.844
	SD's 34,5 kV	7.481.019	7.656.250	7.858.440	8.047.151	8.240.393
	Network MT	15.391.556	16.014.046	16.661.713	17.335.574	18.036.688
LT	Network LT	35.967.635	34.418.507	32.936.100	31.517.540	30.160.077
	Subtotal - MT+ LT	**62.728.635**	**62.074.238**	**61.546.779**	**61.087.799**	**60.724.002**
Improvement		**73.979.786**	**72.121.427**	**66.032.342**	**65.453.126**	**59.484.611**
HT	Network AT	30.609.408	30.057.078	25.219.834	25.839.829	21.019.384
	Subtotal - AT	**30.609.408**	**30.057.078**	**25.219.834**	**25.839.829**	**21.019.384**
MT	Network MT	33.052.931	31.896.078	30.779.715	29.702.425	28.662.840
	TAC					
LT	Network BT	10.317.448	10.168.271	10.032.793	9.910.872	9.802.386
	Subtotal - MT+LT	**43.370.378**	**42.064.349**	**40.812.508**	**39.613.297**	**38.465.227**
TOTAL - PDD		**380.409.342**	**380.805.178**	**380.131.279**	**378.153.322**	**375.193.350**

The additional investments proposed by the dealership are related following:

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Additional investments	2015	2016	2017	2018	2019
EXPANSION	**51.242.351**	**93.755.151**	**140.983.878**	**87.444.504**	**92.754.767**
Rural Electrification PLPt + Universal	42.749.811	83.776.350	129.308.681	73.784.523	76.772.590
CDE	10.307.460	26.145.129			
Financing (RGR)	5.598.604	13.557.611			
My home, my life	8.492.540	9.978.801	11.675.197	13.659.980	15.982.177
IMPROVEMENT	-	**41.600.000**	**41.600.000**	**24.600.000**	**24.600.000**
Acquisition of SES MOVE HT		12.000.000	12.000.000		
Acquisition of SES MOBILE MT		5.000.000	5.000.000		
Network automation		24.600.000	24.600.000	24.600.000	24.600.000
TOTAL - Additional Investments	**51.242.351**	**135.355.151**	**182.583.878**	**112.044.504**	**117.354.767**

Additional investments	2020	2021	2022	2023	2024
EXPANSION	**76.484.118**	**23.714.700**	**23.240.406**	**22.775.598**	**22.320.086**
Rural Electrification PLPt + Universal	57.784.971	23.714.700	23.240.406	22.775.598	22.320.086
CDE					
Financing (RGR)					
My home, my life	18.699.147				
IMPROVEMENT	**24.600.000**	-	-	-	-
Acquisition of SES MOVE HT					
Acquisition of SES MOBILE MT					
Network automation	24.600.000				
TOTAL - Additional Investments	**101.084.118**	**23.714.700**	**23.240.406**	**22.775.598**	**22.320.086**

The investments in real estate and fleet of vehicles are the constant ones of the near table:

Investments in buildings and Fleet	2016	2017	2018	2019
Adequacy of buildings	2.000.000			
Project works complementation CCTV	1.850.000	3.250.000		
Reform CTN Rail	70.000			
Construction New Training Center		1.700.000		
Reform of DD-DPCT	450.000			
General reforms		1.200.000	1.200.000	1.200.000
Environmental Recovery and Stockroom infrastructure	600.000	600.000		
Restructuring of SPLS			4.250.000	4.250.000
Subtotal Buildings	**4.970.000**	**6.750.000**	**5.450.000**	**5.450.000**
Winch to supply and logistics	1.500.000			1.500.000
12 trucks	2.600.000	3.200.000		
01 forklift		120.000		
01 hoist 60 ton		890.000		
01 crane 100 ton			1.650.000	
Subtotal Fleet	**4.100.000**	**4.210.000**	**1.650.000**	**1.500.000**

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Description	2015	2016	2017	2018	2019
Expansion HV	172.956.169	219.902.984	229.240.060	282.546.347	282.415.840
Expansion MV+LV	58.638.622	83.930.493	78.072.515	69.978.195	63.471.559
Universalization	51.242.351	93.755.151	140.983.878	87.444.504	92.754.767
Improvement HV	7.985.017	49.582.595	58.553.670	25.563.836	29.878.210
Mobile SEs HV		12.000.000	12.000.000		
Improvement MV+LV	84.681.593	59.131.201	45.062.469	46.669.730	44.732.222
Network automation + Mobile SEs MV	-	29.600.000	29.600.000	24.600.000	24.600.000
BAR		9.070.000	10.960.000	7.100.000	6.950.000
TOTAL	**375.503.752**	**556.972.423**	**604.472.593**	**543.902.611**	**544.802.599**

Description	2020	2021	2022	2023	2024
Expansion HV	243.700.921	246.609.513	252.552.158	251.612.397	254.984.738
Expansion MV+LV	62.728.635	62.074.238	61.546.779	61.087.799	60.724.002
Universalization	76.484.118	23.714.700	23.240.406	22.775.598	22.320.086
Improvement HV	30.609.408	30.057.078	25.219.834	25.839.829	21.019.384
Mobile SEs HV					
Improvement MV+LV	43.370.378	42.064.349	40.812.508	39.613.297	38.465.227
Network automation + Mobile SEs MV	24.600.000	-	-	-	-
BAR					
TOTAL	**481.493.460**	**404.519.878**	**403.371.685**	**400.928.920**	**397.513.436**

2.3.3.1. Analysis of the investments proposed by Celg D

Analyzing the programs of investments, elevated expenditure values happen in the first quinquennium of the horizon of planning, adding up around R$ 2,6 billion, which can be explained by the pressing necessity of adoption of solutions to improve the current structural situation of the electric system of the dealership and to revert the low presented rates of performance, in period of time demanded by the commitments regulatory present and future (determinations of the ANEEL/AGER, Plan of Results, Terms of Adjustment of Conduct – secured TAC, obligations of rural universalization, new contractual clauses resulting from the process of renovation of current concession, etc.). The following figure presents the investments proposed by Celg D in the period 2015-2024.

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Million R$
700
600
500
400
300
200
100
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Expansion HV
Expansion MV+LV
Universalization
Improvement HV
Mobile SEs HV
Improvement MV+LV
Network automation + Mobile SEs MV
BAR

When we compare the investments proposed for the first quinquennium with those predicted for the second quinquennium, we note that the volumes of total investments are of the same greatness order. Given that the management efforts of the first quinquennium are, apparently, much more demanding than those what show up in the second quinquennium, this situation should not happen, principally after we checked that the difference between the total values of the quinquennia refers, mainly, to programs of rural and urban universalization and to the additional resources associated with plan of automation of nets and acquisition of movable SEs (R$132 millions in the first quinquennium, R$25 millions in the second).

The following graphic represents the total of the investments proposed by CELG D, however they do not include the values of Universalization.

[5] The graphic represents the total investments proposed by CELG D, separated per type, namely:
Expansion AT: Investments in expansion in High voltage
Expansion MT+BT: Investments in expansion in Middle and Low Voltage
Universalization: Investments in Universalization
Improvement AT: Investments in Improvement in High voltage
Movable SEs AT: Investments in movable Substations in High voltage
Improvement MT+BT: Investments in Improvement in Middle and Low Voltage
Automation + Movable SEs MT: Investments in Automation and movable Substations in Middle Voltage
BAR: Investments in Regulatory Yearly Installment Basis

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Figure 17: Total investments without universalization

Million R$
500
450
400
350
300
250
200
150
100
50
-
2.015
2.016
2.017
2.018
2.019
2.020
2.021
2.022
2.023
2.024

Table 5: Total investments without Universalization

	2015	2016	2017	2018	2019	Soma Quinquênio
Total investments without Universalization	324.261.401	463.217.273	463.488.715	456.458.107	452.047.832	2.159.473.328

	2020	2021	2022	2023	2024	Soma Quinquênio
Total investments without Universalization	405.009.342	380.805.178	380.131.279	378.153.322	375.193.350	1.919.292.471

While considering the logs of total investments in AT and in system MT+BT, we check what the investments log in AT holds in the expected form, due to the fees of expansion of the parameters number of consumers and market of energy and to the structural situation of the electric system of the dealership. On the other side, however, the investments log in the system MT+BT is decreasing along the planning horizon, what it is against intuitive regarding the growth of the above-mentioned parameters.

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Million R$
700
600
500
400
300
200
100
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Total HT
Total MT - LT
Universalization
BAR

There happens the expressive participation of works of expansion of the system of High voltage (AT) in the total of investments, on average 53 % in the period of 10 years of the plan, against a participation of 27 % on average of the expansion of the system of Middle and Low Voltage (MT+BT). If the investments are disregarded in programs of universalization, the expansion of the system MT+BT consists in 14 % on average of the total investments of the period.

Million R$
700
600
500
400
300
200
100
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Expansion HV
Expansion MV+LV
Total investments

Regarding the investments in Improvements in AT and MT+BT, they correspond to 7 % and 13 %, on average, respectively, of the total investments of the period.

[6] The graphic groups the total investments per voltage level (Rise, Average and Decrease).
[7] The graphic compares the level of total investments versus the investments in expansion, per voltage level (Rise, Average and Decrease).

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Million R$
Million R$
700
600
500
400
300
200
100
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Improvement HT
Improvement MV+LV
Total investments

The investments projections for the period of 30 years were carried out when followers are used projections of investments of the CELG, projections of growth of market of distribution of energy carried out by the Quantum and meters of growth of the investments to the market.

The levels of investments projected for the first 10 (ten) years (2015 to 2024) were prepared by CELG D and they are present in the Plan of Development of the Distribution (PDD) of the company. As part of the process of technical Due Diligence, to Quantum it analyzed these projected investments and ratified, with agreements, the existent plan for the first five years, in which an elevated effort will be necessary for the adaptation of the company to the parameters demanded by Aneel in the renovation of the concession, as well as, the feasibility of the adaptation of its levels of service at the levels of service required by ANEEL inside the term of five years through the effective performance of this plan. The investments of long term have as reference the PDD and the projected behavior of the market.

There were simulated in total three scenarios, who consider situations different from growth of market and investments concentrated for recuperation of appropriate conditions of supply of energy in initial periods of 5 (five) and 3 (three) years.

So, the following investments projections were developed:

- Base – uses projections of market from the GDP of Goiás up to 2019 and National GDP up to the end of the concession, considering an initial period of five years for recuperation of the operational situation of the dealership.
- Investments anticipation (3 Years) – ditto above, but shortening the initial period for recuperation of the operational situation of the dealership for 3 years.
- GDP of Goiás – uses projections of market from the GDP of Goiás up to the end of the concession, considering an initial period of five years for recuperation of the operational situation of the dealership.

For all the projections above, there were thought all the investments proposed by the dealership, 3 described in the item, when there is understanding the investments proposed for the period of ten years

[8] The graphic compares the level of total investments versus the investments in improvement, for voltage level (Rise, Average and Decrease).

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(2015 to 2024) constantly of the PDD, the additional investments and the investments in facilities and fleet of vehicles - BAR proposed by Celg D.

To the investments proposed by Celg D the investments appreciated by the Quantum were added to remove liabilities associated to the environmental and estimative questions of investments in computer science.

The premises and criteria adopted in the Base Scenario for preparation of the projections of investment were:

▪ Period 2015-2020:

✓ When the values proposed by Celg D in the PDD for expansion were adopted, improvements and works predicted in the Terms of Adjustment of Conduct – TAC, added to the data of the document Necessary Investments that contemplate the Program It Shines for All and Rural universalization, besides some investments of improvement related to the acquisition of restarters and movable substations. The values relative to Rural universalization and Light for All tell to commitments assumed by Celg D with the ANEEL in the context of the public audience 045/2015 to themselves, what spreads the deadline out for universalization up to 2020.

✓ There were adopted the investments predicted by Celg D for facilities and fleet of vehicles up to 2019 and from then on a value defined by the consultancy up to the end of the concession.

There is no foresight of Celg D for computer science and it was adopted by the Quantum a value R$ 4 million per year up to the end of the concession, on basis of values usually practiced in the market.

✓ The necessary investment values were added from 2016 to the regularization of the environmental liabilities predicted in the evaluation prepared by the consultancy.

✓ The initial foresight of investment of Celg D for 2015 will not be carried out in the totality. The most recent expectation of realization informed by the dealership is of R$280,000,000.00. The difference between the initial foresight and the realization expectation was deferred then for four following years, from 2016 to 2019, of uniform way, thinking that there are investments in fact necessary and that they will be carried out.

▪ Period 2021-2045

✓ A deferment of the Investments was done in Expansion AT and Improvement AT of the 2021 years to 2024 in five years, from 2021 to 2025. The reason is that the values informed by CELG

D if they were maintaining in the same level of the period 2016-2020, which seems unjustifiable thinking that the principal limitations of the electric system would be already resolved up to 2020 according to commitments assumed in the Plan of Results.

✓ From 2025 (end of the period of deferment) the investments in Expansion and Improvement AT (except Movable SEs) grow for equal fee to 66,6 % of the growth of the market. The reason is which part of the growth of market is attended for densification, without necessity of expansion of the electric system. She is usual practice in the sector to use the growth of the market as driver of investments projection.

✓ Growth of the investments from 2020 in Expansion MT and BT and Improvement MT (except Movable SEs and Automation of Nets) and BT for equal fee to 66,6 % of the growth of the market, the same criterion established adapts previous item.

✓ In the period of 2025 in before projection of the Celg was adopted for Rural universalization and My House My Life constant in the document Necessary Investments, overstepped up to 2045.

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The following figure 2015-2045 presents the curves of investment for the period in the Base Scenario[9].

Figure 21: Projections of Investment Base Scenario (2016-2045) .

Million R$
700
600
500
400
300
200
100
-
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Electrial System 2015
Deferment 2015
Universalisation
TAC
Environment (BRR)
Investments not Electrical

The Three Year Scenario was built with the following differences regarding the Base Scenario

- Period 2016-2020

✓ There was projected the anticipation of the investments of Expansion and in Improvements predicted for the period 2016-2020 for realization in three years from 2016.

✓ The investments were not anticipated or redistributed in movable SEs, Universalization in General, Term of Adjustment of Conduct - TAC, Environment BRR and BAR (Environment, facilities, Computer science and Fleet).

The result was a significant concentration of investments in the years of 2016-2018, according to it can be seen in the figure down:

[9] The graphic presents the projection of the investments for the Base Scenario, including:
Electric system: Investments in Expansion and Improvement, in High, Middle and Low Voltage.
Deferment 2015: Corresponding to the amounts of investments planned by CELG D for 2015 which were not carried out, and which Quantum differed in four years (from 2016 to 2019).
Universalization: Corresponding to the investments in rural Universalization, PLpT and Minha Casa Minha Vida.
Environment (BRR): Investments in Environment that were a part of BRR.
Non-electrical investments: Includes investments in environment, facilities, computer science and vehicle fleet.
TAC: Investments in works in the Conduct Adjustment Terms.

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Million R$
800
700
600
500
400
300
200
100
-
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Electrial System 2015
Deferment 2015
Universalisation
TAC
Environment (BRR)
Investments not Electrical

The Goiás' GDP Scenario was already built following the same criteria and premises when Base was adopted in the Scenario, however, considering a growth of market harnessed to the GDP of Goiás in the whole period. Having in mind that this market presents growth rates more elevated than the projections of other scenarios, the levels of investments found also are more maximum. This is noticed from the year of 2021, when the investments start to be related to the market growth.

[10] The graphic presents the projection of the investments for the Three Year Scenario, including:
Electric system: Investments in Expansion and Improvement, in High, Middle and Low Voltage.
Deferment 2015: Corresponding to the amounts of investments planned by CELG D for 2015 which were not carried out, and which Quantum differed in four years (from 2016 to 2019).
Universalization: Corresponding to the investments in rural Universalization, PLpT and Minha Casa Minha Vida.
Environment (BRR): Investments in Environment that were a part of BRR.
Non-electrical investments: Includes investments in environment, facilities, computer science and vehicle fleet.
TAC: Investments in works in the Conduct Adjustment Terms.

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Million R$
700
600
500
400
300
200
100
-
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Electrial System 2015
Deferment 2015
Universalisation
TAC
Environment (BRR)
Investments not Electrical

Finally, the investments projection follows the incentives of the model regulatory, therefore they were modeled so that they are more concentrated in the years near to the tax reviews.

Following the investments projections are presented for 30 years projected in each one of the scenarios. The format difference as to the previous graphic resides in what for the modeling there was assumed a strategic behavior of the new operator, investing in more maximum intensity in the years near the RTP to optimize the effect of the remuneration and depreciation of the capital in the income of the company. However, the total investments values are the same as the presented above.

[11] The graphic presents the projection of the investments for the Goiás' GDP Scenario, including:
Electric system: Investments in Expansion and Improvement, in High, Middle and Low Voltage.
Deferment 2015: Corresponding to the amounts of investments planned by CELG D for 2015 which were not carried out, and which Quantum differed in four years (from 2016 to 2019).
Universalization: Corresponding to the investments in rural Universalization, PLpT and Minha Casa Minha Vida.
Environment (BRR): Investments in Environment that were a part of BRR.
Non-electrical investments: Includes investments in environment, facilities, computer science and vehicle fleet.
TAC: Investments in works in the Conduct Adjustment Terms.

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Figure 24: Investments for three scenarios - Source: Own12

Million R$
900
800
700
600
500
400
300
200
100
-
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Three Years
Base
GDP of Goiás
RT

2.4. BRR and depreciations

- Instructions of the Sub-module 2.3 of the Procedures of the Tax Regulation – PRORET of the Aneel, Normative Resolution n.640/2014
- Manual of Accounting of the Electric Sector – MCSE
- Manual of Patrimonial Control of the Electric Sector – MCPSE, Normative Resolution n.367/2009 and Normative Resolution 674/2015.

The calculations were done from the files of the Base of Remuneration Regulatory (BRR), approved in the third cycle of Tax Review of the CELG on the 12th of September of 2013, and when the capitalizations were added taken place up to the 30th of June of 2015. Subsequently, the year of 2015 was complemented with the capitalizations fulfilled and predicted up to December of 2015.

The assets were subdivided in files separated according to requirement of the ANEEL, of the following way:

a) Armored base of the 1st Cycle (244.806 registers) containing the assets of the company that were immobilized up to 2005, suffering, to be left from there, correction for the IGP-M, depreciation adapts the fees in force established by ANEEL and the lowered goods withdrawn.

b) Base Armored Incremental of the 2nd Cycle (126.035 registers) containing the assets of the company that were immobilized between the first one and the second tax review in 2009, suffering, to be left from there, correction for the IGP-M, depreciation adapts the fees in force established by ANEEL and the lowered goods withdrawn.

c) Base Incremental of the 3rd Cycle (149.081 registers) containing the assets of the company that were immobilized between Monday and the third tax review in 2013, suffering, to be left from there, correction for the IGP-M, depreciation adapts the fees in force established by ANEEL and the lowered goods withdrawn.

[12] The graphic compares the level of investments of three proposed scenarios, detaching with points lines the years of Tax Review.

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d) Goods capitalized after the third cycle up to June of 2015 (50.867 registers) updated by the rates defined by ANEEL (IPA-34, INCC, IPCA, IGP-M).

e) Goods capitalized in July, August and September (12.508 registers) corrected by the rates established by ANEEL (IPA-34, INCC, IPCA and IGPM) and when the works susceptible to capitalization were added up to December of 2015 in the value of R$ 76.900.454,00.

In this way, the BRR was calculated up to the 30th of June of 2015 and tie on 31st of December of 2015. Leaving from there, the BRR was added of the values of the yearly investments predicted for the years from 2016 to 2045 and when the depreciations were calculated in the period in accordance with the fees established by ANEEL.

According to the standards contained in the sub-module 2.3 of the PRORET, the assets and administrative constructions, the software, the general equipments and the vehicles were withdrawn of the calculation of the BRR, since they are recognized as Regulatory Yearly Installment Basis - BAR, in the capital cost.

The investments done with capital input from third parties were registered as Special Obligations and the rates of Use of Substations and Lands and the totally devalued goods were knocked down of the value of the Base of Gross Remuneration, according to the standards of the ANEEL.

As relevant considerations we can still quote:

• BRB (Base of Gross Remuneration - year n) = BRB (Base of Gross Remuneration - year n-1) + Electric Investments (year n) – You Go down (year n)

• BRL (Base of Net Remuneration) = BRB (year n) – Accrued Depreciation (year n)

• QRR (Quota of Reintegration Regulatory - year n) = BRB (year n) x Fee of Middle Depreciation The fee of middle depreciation is calculated and approved by ANEEL in the Periodic Tax Reviews when each company is taking into account the not totally devalued electric assets of.

The considered values are demonstrated in the spreadsheets down.

2.4.1.	Results

Following, there will be presented the principal results of the projections of the base of remuneration of the CELG D: Base of Gross Remuneration, accrued Depreciation, Fee of depreciation, Quota of Reintegration Regulatory and finally the Base of Net Remuneration.

Besides, for each one of the scenarios the investments values will be presented in electric assets.

The values are expressed in Rated R$ of each year.

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2.4.1.1. Base Scenario

Base Scenario	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Investment in Active Electrical	191.204.356	564.828.410	688.534.117	656.154.409	688.668.469	502.996.514	526.939.148	552.021.452	389.317.549	407.849.064	569.683.572
Gross Remuneration Base	4.024.747.948	4.524.061.180	5.346.367.692	6.118.066.474	6.928.562.564	7.575.197.771	8.174.307.858	8.902.196.417	9.524.202.288	10.092.753.973	10.951.670.618
Accumulated depreciation	1.845.589.020	1.879.530.879	2.076.791.066	2.260.351.119	2.456.640.444	2.669.591.761	2.812.748.821	3.061.451.656	3.367.087.382	3.606.629.318	3.990.691.920
Depreciation rate	3,77%	3,77%	3,73%	3,73%	3,73%	3,73%	3,73%	3,69%	3,69%	3,69%	3,69%
Share of Reintegration regulatory	151.612.255	170.421.385	199.152.197	227.897.976	258.088.956	282.176.117	304.492.968	328.045.938	350.966.854	371.917.984	403.569.062
Liquidation Remuneration Base	2.211.553.883	2.688.180.779	3.302.170.184	3.893.015.591	4.510.091.787	4.946.863.211	5.406.137.844	5.883.466.893	6.203.420.911	6.536.291.402	7.015.303.520

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Investment in Active Electrical	746.000.638	781.510.268	538.754.872	564.399.604	788.353.367	1.032.348.734	1.081.488.533	762.261.487	798.545.134	1.115.407.843	1.460.626.570
Gross Remuneration Base	11.948.531.649	13.025.755.829	13.550.571.580	14.218.266.056	14.922.657.387	16.089.477.275	17.349.198.308	18.273.259.814	19.272.029.841	20.729.571.959	22.678.981.662
Accumulated depreciation	4.350.513.117	4.759.350.147	4.845.848.450	5.053.054.299	5.076.759.045	5.329.026.886	5.627.440.225	5.890.035.575	6.195.575.670	6.662.571.796	7.299.343.010
Depreciation rate	3,69%	3,65%	3,65%	3,65%	3,65%	3,65%	3,65%	3,61%	3,61%	3,61%	3,61%
Share of Reintegration regulatory	440.303.391	474.788.800	493.918.334	518.255.798	543.930.862	586.461.447	632.378.278	658.751.016	694.756.676	747.301.069	817.577.289
Liquidation Remuneration Base	7.656.820.698	8.327.180.932	8.770.550.984	9.236.480.771	9.923.025.716	10.843.884.029	11.811.978.799	12.476.507.105	13.177.392.204	14.176.178.137	15.497.684.285

	2037	2038	2039	2040	2041	2042	2043	2044	2045
Investment in Active Electrical	1.530.152.395	1.081.840.150	1.133.335.742	1.583.043.364	2.072.995.285	2.171.669.860	1.954.726.868	2.098.117.975	1.775.569.314
Gross Remuneration Base	24.727.925.335	26.634.899.507	28.584.786.238	30.895.319.970	33.512.445.718	36.038.041.948	38.230.788.527	40.341.819.416	42.351.707.151
Accumulated depreciation	7.977.505.197	8.954.853.387	9.948.881.810	10.890.721.285	11.677.351.541	12.276.683.622	12.738.944.131	12.968.562.750	13.401.282.172
Depreciation rate	3,61%	3,57%	3,57%	3,57%	3,57%	3,57%	3,55%	3,55%	3,55%
Share of Reintegration regulatory	891.441.708	949.534.167	1.019.047.629	1.101.418.157	1.194.718.690	1.284.756.195	1.355.281.453	1.430.117.498	1.501.368.019
Liquidation Remuneration Base	16.871.789.153	17.811.383.616	18.777.972.229	20.158.214.573	22.001.135.908	23.932.437.545	25.676.905.857	27.573.366.189	29.166.726.556

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2.4.1.2. *Scenario Three Year*

Base Scenario	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Investment in Active Electrical	191.204.356	809.405.820	850.928.338	784.608.904	260.805.738	444.420.494	465.574.910	487.736.275	389.317.549	407.849.064	569.683.572
Gross Remuneration Base	4.024.747.948	4.768.638.590	5.765.886.144	6.686.553.874	7.096.247.233	7.692.288.211	8.235.607.564	8.902.086.361	9.524.058.906	10.092.581.577	10.951.563.927
Accumulated depreciation	1.845.589.020	1.888.744.110	2.102.103.998	2.308.078.009	2.512.885.388	2.732.875.584	2.881.328.367	3.133.249.082	3.442.268.995	3.685.361.033	4.073.241.243
Depreciation rate	3,77%	3,77%	3,73%	3,73%	3,73%	3,73%	3,73%	3,69%	3,69%	3,69%	3,69%
Share of Reintegration regulatory	151.612.255	179.634.616	214.779.259	249.074.132	264.335.209	286.537.736	306.776.382	328.041.882	350.961.571	371.911.631	403.565.131
Liquidation Remuneration Base	2.211.553.883	2.923.544.958	3.696.375.705	4.413.776.101	4.621.531.512	5.000.669.828	5.398.858.004	5.813.577.487	6.130.210.052	6.459.602.059	6.934.967.696

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Investment in Active Electrical	746.000.638	781.510.268	538.754.872	564.399.604	788.353.367	1.032.348.734	1.081.488.533	762.261.487	798.545.134	1.115.407.843	1.460.626.570
Gross Remuneration Base	11.948.429.997	13.025.659.939	13.550.482.231	14.207.534.171	14.904.265.045	16.057.426.361	17.329.201.760	18.248.551.780	19.259.441.827	20.719.782.625	22.673.437.571
Accumulated depreciation	4.436.998.161	4.849.958.984	4.940.778.116	5.141.473.157	5.161.566.621	5.403.919.950	5.718.749.314	5.981.040.602	6.303.754.862	6.778.945.280	7.425.767.223
Depreciation rate	3,69%	3,65%	3,65%	3,65%	3,65%	3,65%	3,65%	3,61%	3,61%	3,61%	3,61%
Share of Reintegration regulatory	440.299.645	474.785.305	493.915.077	517.864.621	543.260.461	585.293.191	631.649.404	657.860.292	694.302.878	746.948.164	817.377.424
Liquidation Remuneration Base	7.572.664.634	8.239.186.608	8.678.371.388	9.140.304.603	9.822.941.963	10.740.204.545	11.704.093.047	12.364.610.496	13.060.623.114	14.054.203.744	15.370.103.775

	2037	2038	2039	2040	2041	2042	2043	2044	2045
Investment in Active Electrical	1.530.152.395	1.081.840.150	1.133.335.742	1.583.043.364	2.072.995.285	2.171.669.860	1.954.726.868	2.098.117.975	1.775.569.314
Gross Remuneration Base	24.723.497.709	26.629.162.922	28.576.811.134	30.843.777.570	33.262.598.596	35.633.640.340	37.776.458.811	39.891.067.513	41.654.133.219
Accumulated depreciation	8.111.167.950	9.093.575.774	10.091.957.614	10.995.582.328	11.582.445.616	12.020.181.495	12.423.447.923	12.647.273.675	12.814.604.503
Depreciation rate	3,61%	3,57%	3,57%	3,57%	3,57%	3,57%	3,55%	3,55%	3,55%
Share of Reintegration regulatory	891.282.092	949.329.658	1.018.763.317	1.099.580.670	1.185.811.640	1.270.339.278	1.339.175.465	1.414.138.343	1.476.639.023
Liquidation Remuneration Base	16.738.646.846	17.672.108.245	18.632.351.662	20.007.499.955	21.852.154.324	23.791.182.846	25.545.033.422	27.451.195.782	29.063.469.833

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2.4.1.3. *Goiás' GDP Scenario*

Base Scenario	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Investment in Active Electrical	191.204.356	564.828.410	688.534.117	656.154.409	688.668.469	503.918.711	527.905.242	553.033.531	391.619.688	410.260.785	573.052.265
Gross Remuneration Base	4.024.747.948	4.524.061.180	5.346.367.692	6.118.066.474	6.928.562.564	7.576.119.968	8.176.240.044	8.905.232.654	9.529.685.190	10.100.909.583	10.963.583.127
Accumulated depreciation	1.845.589.020	1.879.530.879	2.076.791.066	2.260.351.119	2.456.640.444	2.669.626.113	2.812.856.782	3.061.676.641	3.367.525.121	3.607.388.428	3.991.926.139
Depreciation rate	3,77%	3,77%	3,73%	3,73%	3,73%	3,73%	3,73%	3,69%	3,69%	3,69%	3,69%
Share of Reintegration regulatory	151.612.255	170.421.385	199.152.197	227.897.976	258.088.956	282.210.469	304.564.942	328.157.823	351.168.899	372.218.518	404.008.038
Liquidation Remuneration Base	2.211.553.883	2.688.180.779	3.302.170.184	3.893.015.591	4.510.091.787	4.947.751.056	5.407.962.070	5.886.269.221	6.208.456.724	6.543.678.106	7.025.971.548

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Investment in Active Electrical	750.411.940	786.131.549	546.393.730	572.402.071	799.531.213	1.046.986.124	1.096.822.663	780.201.167	817.338.742	1.141.658.755	1.495.002.140
Gross Remuneration Base	11.965.422.336	13.048.071.627	13.581.588.292	14.258.761.234	14.976.257.565	16.160.265.630	17.438.689.557	18.384.909.806	19.407.744.423	20.897.925.008	22.889.593.156
Accumulated depreciation	4.352.428.348	4.762.169.787	4.849.932.689	5.058.808.599	5.084.740.560	5.339.967.974	5.642.163.304	5.909.443.735	6.220.756.611	6.694.948.018	7.340.722.155
Depreciation rate	3,69%	3,65%	3,65%	3,65%	3,65%	3,65%	3,65%	3,61%	3,61%	3,61%	3,61%
Share of Reintegration regulatory	440.925.813	475.602.211	495.048.893	519.731.847	545.884.588	589.041.682	635.640.234	662.775.998	699.649.186	753.370.197	825.169.833
Liquidation Remuneration Base	7.671.785.404	8.346.615.194	8.797.418.616	9.271.153.720	9.968.573.218	10.903.656.746	11.886.668.872	12.568.512.070	13.287.677.703	14.311.895.011	15.666.644.306

	2037	2038	2039	2040	2041	2042	2043	2044	2045
Investment in Active Electrical	1.566.164.242	1.118.182.970	1.171.408.479	1.636.223.364	2.142.634.495	2.244.623.896	2.032.611.373	2.186.302.510	1.854.132.663
Gross Remuneration Base	24.984.425.822	26.939.724.647	28.941.915.694	31.322.292.586	34.028.880.801	36.651.473.506	38.950.498.403	41.182.849.460	43.309.400.711
Accumulated depreciation	8.029.952.871	9.020.436.997	10.030.040.767	10.990.628.781	11.799.924.904	12.426.420.443	12.920.516.608	13.187.470.036	13.662.626.818
Depreciation rate	3,61%	3,57%	3,57%	3,57%	3,57%	3,57%	3,55%	3,55%	3,55%
Share of Reintegration regulatory	900.688.551	960.401.184	1.031.779.294	1.116.639.731	1.213.129.601	1.306.625.030	1.380.795.168	1.459.932.013	1.535.318.255
Liquidation Remuneration Base	17.075.209.936	18.049.963.031	19.053.249.096	20.484.553.046	22.394.236.391	24.394.682.399	26.213.524.357	28.193.897.749	29.861.408.531

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2.4.2. Graphics

2.4.2.1. *Base Scenario*

Million R$
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
-
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Gross Remuneration Base
Accumulated depreciation
Liquidation Remuneration Base

2.4.2.2. *Three Year Scenario*

Million R$
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
-
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Gross Remuneration Base
Accumulated depreciation
Liquidation Remuneration Base

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2.4.2.3. Goiás' GDP Scenario

Million R$
50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
-
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Gross Remuneration Base
Accumulated depreciation
Liquidation Remuneration Base

2.5. Operational Costs – Efficacy

From 3 ° Cycle of periodic tax reviews was adopted by them by ANEEL favorite methodologies of the Operational Costs of the type of Benchmarking. In 3CRTP, in the landmark of the Public Audience N ° 40/2010 and in 4CRTP in the landmark of the AP N ° 23/2014.

In the present study there were considered both methodologies, for opportunity of the tax reviews of 3rd and 4th cycles of the CELG, second corresponds.

From the review of the 2017 year, in the projections performed up to the end of the period in analysis, it was thought the methodology in force, it is to say, it arranges of 4CRTP.

2.5.1. Operational costs of 3CRTP

In 3CRTP, the methodology of Company of Reference, adopted by ANEEL in the 2nd cycle, is exchanged for methodologies of *Yardstick Competition* or Benchmarking. The proposal of transition of the new methodology has two different stages to cycles be applied between the third and fourth thing you re-imagine.

2.5.1.1. *Updating of the operational costs of the 2nd cycle (Stage 1)*

For the updating of the values approved in 2nd cycle in the Model of Company of Reference must consider the following flow chart, with its correspondent particulars subsequently:

Figure 28: Updating of operational costs - Source: ANEEL.

Bottom Up Company 2ºCRT (BUC)
+ Setting values
Adjusted BUC
+ Monetary Updating
Adjusted BUC at current prices
+ Asset Growth
+ Productivity gains
OPEX 3CRTP

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1) ***Agreement of the values*** of the Company of Reference of 2CRTP (RSVP 2CRTP). Firstly there are deducted the costs relative to own generation, deduction of the receipts with taxed services, exclusion of the costs of capital when the annuities relative to vehicles, systems of computer science and rent of furniture and administrative real estate were associated and, finally exclusion of the additional costs relative to the growth of the processes and commercial activities and of operation and maintenance.
2) ***Monetary updating*** to date of 3CRTP, with the application of the evolution of the IGPM for the costs with materials and services, and of the IPCA for the personnel costs.
3) ***Growth of the product:*** growth of each product (number of consumers, net and bought) in the period understood between the date of reference of each one in the Company of Reference and the last day of the sixth month previous to date of the tax review of the company. The growth of the product is calculated with the following equation:

$$\Delta_P = \varphi_{bt}\Delta_{M_{bt}} + \varphi_{mt}\Delta_{M_{mt}} + \varphi_{at}\Delta_{M_{at}} + \rho_{cons}\Delta_{Cons} + \rho_{rede}\Delta_{rede}$$

Where:

ϕ_i = Product i weight, where i equals low, medium and high voltage markets.

ρ_{cons} = consumer units weight. ıção

ρ_{rede} = network expanse weight.

Δp = product growth from 2CRTP to 3 CRTP.

4) ***Productivity profits*** represent the behavior of the relation product / input along the time. The input, in this context, concerns the real operational costs of the distributors.

So, considering the information of physical data of the CELG the operational costs of the CELG were calculated for the 3rd tax review.

Description	Total	Personnel	Materials and Services
OPEX 2CRTP - Original	476.247.203	[redacted]	
OPEX 2CRTP - Adjusted	429.839.197	288.177.386	141.661.810
OPEX 2CRTP -Indexation p / 3CRTP	543.702.140	360.581.242	183.120.899
OPEX 2CRTP - With growth of the products	663.824.464	440.245.921	223.578.543
OPEX 3CRTP	642.239.538	425.930.878	216.308.660

2.5.1.2. *Analysis of the effective costs (Stage 2)*

As result of the Stage 2, are defined ranges of effective results waited for the operational costs. The variations observed between the values defined in the Stages 1 and 2 will be considered for aim of calculation of the Factor X, in its component of trajectory (T).

It will be considered the difference between the resulting value of the Stage 1 and the limit of the nearest range, defined in the Stage 2. If the value defined in the Stage 1 is contained in the range defined in the Stage 2, they are thought 1 the costs of the Stage and the component one T zero adopts the value.

The level of efficacy of the distributors determined in the Stage 2 follows some steps so abridged and what soon will be detailed in depth:

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- ***First Traineeship: There*** is valued the level of operational costs, when determined quantity of consumers, nets and attended market was given, in order to determine a first note of efficacy. There are applied models DEA and COLS13.
- ***According to Traineeship:*** In the definition of the ranges of values waited around the note of efficacy defined in the First Traineeship, it is suggested to adjust the range in accordance with the environmental characteristics of each concession.

Finally, the obtained results of the benchmarking, with information of the date of the base of operational costs (year 2009), are updated till date of the review of 3CRTP according to the same methodology of the Stage 1.

When difference is between the results of the stages 1 and 2 to difference will be thought in the calculation of the factor X, how it will be detailed in the following item. Component these are observed of the calculation in the following illustrative graphic:

Figure 29: Updating of operational costs - Source: ANEEL.

ER - 2º Ciclo
Atualizada considerando os ganhos de produtividade
Estudo de Eficiência
Transição no Fator X
2º Ciclo
...
3º Ciclo

Applying the methodologies of Benchmarking there is defined the following score of efficacy to be applied on the operational costs of the CELG, taking into account the range of application:

Description	Inferior Limit	Center	Upper Limit
Efficiency	56,43%	63,24%	76,43%

The same thing is applied on the up-to-date real costs of the distributor, what they are exposed in the following table:

---

[13] DEA (Date Envelopment Analysis) is a method not parametric what calculates the frontier of efficacy considering an assembly of companies. The companies that integrate or define that they "involve" the frontier to the least effective firms. The "envoltória" is a linear frontier for passages that is calculated by means of techniques of linear schedule.

COLS(Corrected Ordinary Least Squares). The Method of the Least Squares or Ordinary Least Squares (MQO) or OLS (of the English Ordinary Least Squares) is a mathematical optimization technique which tries to find the best agreement for an assembly of data trying to minimize the sum of the squares of the differences between the respected value and the observed data. A variant of this technique is that of *Least Corrected Squares* (MQC or *COLS*, in the English notation) what it carries out, from the esteem for least squares, a correction of the positions of each firm in function of that what has a respected mistake of inefficiency equal I reduce to zero and what would be in the frontier.

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Description	Total	Personnel	Materials and Services
OPEX 2009 - Current Amounts	641.881.762	267.256.832	374.624.929
OPEX 2009 - Indexation p / 3CRTP	816.121.527	335.709.564	480.411.962
OPEX 2009 - With growth of the products	986.109.720	405.633.786	580.475.934
OPEX 2009 - With productivity gains	957.735.223	393.962.007	563.773.216

Applying the results of score of efficacy on the up-to-date amount of real operational costs of the CELG (957 million), the limits were established regulatory of the operational costs for the distributor.

Description	Inferior Limit	Center	Upper Limit
Efficiency	56,43%	63,24%	76,43%
OPEX Benchmarking	540.449.987	605.671.755	731.997.031

Since in the updating of the costs approved in the 2nd reference company to CELG it is re-positioned cycle in an amount of costs in the order of R$ 642.239.538, this value was inside the range regulatory, as which, for its particular case, it had not to be been considered a transition caused by the change of methodology. In other words, the CELG would maintain in the third cycle the level of operational costs recognized in the second cycle reference company, without necessity of a transition to the new methodology.

2.5.2. Operational costs 4CRTP

In 4CRTP, the methodology adopted shears ANEEL tries to deepen and to improve the methodologies of Benchmarking of the previous cycle.

In this opportunity, a benchmarking was turned using the methodology of DEA with the following abridged characteristics:

- Sample: average of the 2011 years to 2013, without division for transport.
- Prior agreement of the PMSO (Personnel, Materials, Services of Third and Different) for salaries, to consider the wage differences between the regions.
- Respected products:
    - Prudent market.
    - Number of Consumer Units.
    - Km Distribution net.
    - Km Underground net.
    - Km High voltage net.
    - Difference of the Hours disconnected by consumer regarding the target regulatory, for consideration of the level of the Quality (product with negative sign).
    - It distinguishes between the Losses not techniques observed regarding the target regulatory, for consideration of the level of PNT (product with negative sign)
- Restrictions to the pesos to "modulate" the participation of these products.
- Range of confidence of 95 %, by means of Bootstrap.
- Correction of the scores shears medium of the distributors with upper efficacy to 50 %.

There were shortly listed some of the principal characteristics of the modeling that the ANEEL is applying in the current one 4CRTP, what they were applied in the present study, for the definition of the Operational Costs of the CELG, when it thought in the 2017 year (year of the near tax review), and in order

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that it defined the level of efficacy of the current costs of the distributor and its potential of decrease of same. For that, we apply the score of efficacy obtained by ANEEL in the models of the AP 23/2014. In case of the CELG, the efficacy range was the following thing:

Table 10: Range of operational costs 4C - Source: ANEEL – AP23/2014.

These results will have to be corrected by the medium one of the companies with upper efficacy to 50%, turning in factor of agreement of 76%. The finally applicable scores on the real costs of the CELG are those who follow:

Table 11: Range of operational costs 4C, corrected - Source: ANEEL – AP23/2014.

So, in 4CRTP there was defined the new landing of effective costs to be recognized by the regulator, being the range between 85 % and 97,6 % of the real costs of the distributor (taking as reference the average of real costs between 2011 and 2013).

It is important to notice that the efficacy landing regulatory of the CELG presents an improvement between the third thing and the fourth cycle of tax review, passing of 63,24 % for 68,9 % of efficacy and, in the short term, it is waited what the operational costs of the distributor get regulatory reaches the effective landing.

2.5.3.	Projections Operational Costs

In the analysis period, the tax reviews will be carried out to each five years from the 2017 year, when the 4th RTP of the CELG will happen.

First of all, it is necessary to explain that the definition and calculation of the operational costs were performed in the different form for the recognized operational costs defined with criteria regulatory, and the real operational costs defined in base the criteria that there has to see with the management and evolution of the distributors. The behavior of both groups of costs is of certainty independent form, however, the methodology regulatory is based on the real costs observed in the companies.

By another part, due to the exvoltage of the period in analysis, some premises must be adopted to supply the landmark of modeling necessary for the esteem of the operational costs.

For end, the treatment of the operational costs be detailed in the following items.

2.5.3.1.	Actual Operational costs

The real operational costs were modeled to appreciate the performance waited from the distributor in the period in analysis. For that, the following premises were adopted:

1. For the history years, there were thought the information of the REPORTS OF QUARTERLY INFORMATION – RIT (that are of public access), sent by the Distributor for Aneel. a. The information of the RIT were adjusted to pass of calendar year for years regulatory (September / August).

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b. The Personnel concepts were segregated, Materials, Services of Third and Other (PMSO), of the total of the real costs, for comparison with the recognized costs, and, too many real costs were considered in a specific line as “COSTS NOT RECOGNIZED”.

2. NOT RECOGNIZED” they consider the “COSTS: a. Costs associated to the difference between losses real and recognized, which produces a deficit in the energy purchase. b. Operational costs associated to the program of improvement of the Quality, which were modeled for each scenario, being which less terms for improvement require efforts more maximum of cost. c. Assets annuities not electric what regulatory are recognized by the Base of Annuity Regulatory (BAR) and what compose part of the real operational costs of the company, such as rents. These costs evolve with the variation of the market and X are updated also by the inflation and by the component Productivity of the Factor.

3. The treatment of the real PMSO is what it follows: a. Initially, the real PMSO were divided in two pieces, one that represents the "effective" costs (calculated in function of the result that the CELG obtained in the benchmarking for it 4CRTP), and a complementary piece of inefficient costs, which the company might decrease or to remove. They were modeled this excess of costs to be removed up to the 2018 year. Being that from the 2019 year the company always carries out bottom effective costs to the regulatory.

     For another part, the effective costs are modeled in function of the growth of the market and decreased by the productivity. b. Finally, for the separation of the costs in the principal counts of operational costs (Personnel, Materials, Services of Third and Different), there was maintained the proportion observed in the real costs in the 2013's.

2.5.3.2.	Acknowledged costs (regulatory)

Already for the case of the definition of the costs regulatory, the modeling is somewhat more complex, since it involves methodologies of benchmarking established by the regulator that they observe, in its definition, the behavior of the real costs of the distributors, besides other considerations regulatory what were put by ANEEL for its determination.

Following there are described shortly the principal premises considered in the modeling of same:

1. For the history years, there were thought the constant values in the reviews and tax adjustments of the CELG for each year.

2. In the years of tax review, the modeling was performed considering the methodology of 4CRTP, what will be detailed better in the near items of this report.

3. In the years between the reviews, when the yearly tax adjustments (IRT) happen, the PMSO are calculated considering the value of PMSO of the previous year when X updated by the growth of the market and the application of the Factor.

2.5.3.3.	Acknowledged costs (regulatory) – Calculation in tax reviews

The calculation regulatory of the operational costs to be recognized in the taxes of the distributors is performed following the traces of the Technical Note N ° 66/2015-SRM/SGT/ANEEL, and of its respective Procedure of Tax Regulation, PRORET, submodule 2.2.

In these documents, the agency defines, in general lines:

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1. The level of PMSO checked in the test years, when was defined as the period of twelve months immediately previously to the month of the Periodic Tax Review.
2. The landing of effective costs for each distributor (Target), finding too many companies the score of the Benchmarking defined for the company and corrected by the average of.
3. The component Trajectory (T) of the Factor X.
4. The sharing of extraordinary profits.
5. The Operational Costs Regulatory in the Review.

These parameters were modeled in the present study, responding to the following criteria regulatory.

2.5.3.3.1. *Operational costs In the Test Year*

The initial reference for the definition of the target of operational costs is the tax covering of the dealership in the moment of the review. Regulatory perfects the piece of corresponding income to the operational costs in the income checked in the Test Year of the review, according to equation down.

$$CO_{At} = \frac{CO_{Rev} - VPB_{Rev}(1-(1-T_{Rev})^{N-1})}{VPB_{Rev}(1-T_{Rev})^{N-1}} \cdot VPB_{At} \quad (1)$$

Onde:

CO_{At}: *receita de custos operacionais no Ano Teste;*

CO_{Rev}: *valor dos custos operacionais aprovado na última revisão tarifária, com ajustes;*

VPB_{Rev}: *valor da parcela B na última revisão tarifária;*

T_{Rev}: *componente T do Fator X definido na última revisão tarifária;*

VPB_{At}: *receita de parcela B no Ano Teste;*

N: *número de anos do ciclo tarifário da concessionária.*

In the equation above CO_{Rev} e VPB_{Rev} they look regulatory identifies the relative size of the operational costs in the construction of the piece B of the last review. For its time, the piece income B in the Test Year is calculated from the taxes of distribution resulting from the tax opening of the last adjustment devoted to the market of the Test Year.

So, the CO_{At} were modeled with information of Piece B in the year of the review, and of PMSO and Piece B correspondents to the last tax review, being that its determination depends on the evolution of this component all.

2.5.3.3.2. *Effective Costs Target*

As previously described, will calculate the ANEEL periodically the scores of efficacy of all and each one of the distributors. These scores represent the removal of each company regarding the frontier of better practices of the sector, defined by the most effective companies.

As in any application of methodologies of Benchmarking, the regulator corrects these scores for the average observed in the sector, in way to have companies for which it recognizes less costs that reals and others what, based on excellence performances, are awarded a prize with the costs recognition above the real costs of same, establishing strong incentives to the efficacy.

2.5.3.3.2.1. *Performance Score in the Benchmarking*

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For the RTP of 2017, the efficacy score for the 4th RTP of the CELG (68,9%), corrected by the average of the sector14 (68,9% / 76% = 90,65%), it is applied on the real costs used in the benchmarking, corrected by the evolution of the products (nets, consumers, market, etc.) to define the real scores of efficacy of the distributor in the year of the review, defining the target of effective costs.

It is considered in the following tax reviews that the companies will have you distinguish us scores of performance obtained in the benchmarking, in function to the performance that each one of them have shown up., the scores of performance of the CELG for the near tax reviews were still modeled considering an improvement that is proportional to the improvement shown up in the unit costs (R$/MWh) of the distributor.

2.5.3.3.2.2.	Average performance of the sector

The average efficacy of the sector presents a modeling of improvement, in the understanding of which the methodologies of incentives of the type of Benchmarking favor the improvement of the performance of the distributors of the whole sector, lifting up the middle landing of the performance and, in consequence, reducing the correction of the original scores of performance of the companies (prizes and punishments).

As well as the CELG manages to capture the opportunities of this approach, others so many companies also will respond to these incentives, doing that the complete sector improves its efficacy.

2.5.3.3.3.	Limit to the yearly variation of operational costs (component T)

The methodologies of 4CRTP define the most maximum value of absolute variation of the operational costs in the years between the tax reviews, what it is defined in 5 % of the PMSO per year. This restriction was considered, even that its variations should never exceed this limit.

So, the difference between the target values regulatory and the income of operational costs of each year will be that it was deducting or added to the taxes of gradual form along the cycle of review of the dealership.

However, the variation determined in the difference between the PMSO meddles and of the Test Year, defines the value of the component one T what soon is considered in the Factor X. As the factor X is applied on the total of the Piece B, this value must be adjusted to represent the participation of the PMSO in same (the limit of 5 % per year of variation in PMSO is equal to 2,36 % of variation in the VPB, for the average of the Brazilian electric sector).

The value of the operational costs regulatory to be considered in the tax review and Component T of the Factor X be calculated then according to the following expressions.

14 Technical note N ° 66/2015-SRM/SGT/ANEEL, of 22/4/2015 and Clause 25 of the Submodule 2.2 of the PRORET, second review, of 06/05/2015, Aneel

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$$CO_p = CO_{At} + \frac{(CO_{meta} - CO_{At})}{N}$$

$$T_p = \left(1 - \sqrt[N-1]{\frac{CO_{meta}}{CO_p}}\right) \cdot \frac{CO_p}{VPB_p} \quad (10)$$

Onde:

CO_p: *valor de custos operacionais regulatórios a ser considerado na revisão tarifária em processamento;*

T_p: *componente de trajetória dos custos operacionais do fator X para a revisão em processamento;*

VPB_p: *valor de Parcela B da revisão tarifária em processamento;*

2.5.3.3.4. Sharing of extraordinary profits.

The Aneel established one more limit for the recognition of the PMSO of the distributors to moderate the recognition of excessive operational costs or much for above the real costs of the distributors, which takes place in some cases of the sector, however, not for the CELG.

In these cases, when it puts the costs defined by the corrected benchmarking they exceed in more than 20 % to the real costs of the last two years of the distributor, this excess prize is shared in equal parts with the consumer, favoring the tax moderateness.

This question was modeled in base on the following equation:

$$CO'_{meta} = \frac{1{,}2 \cdot Opex_{médio} + CO_{meta}}{2} \quad (4)$$

Onde:

CO'_{meta}: *meta de custos operacionais regulatórios com compartilhamento;*

$Opex_{médio}$: *média dos custos operacionais reais.*

As appropriate, this limit was modeled, however, it has no impact in case of the CELG.

2.5.3.3.5. Operational regulatory costs in the Review

Finally there is defined the value of PMSO to be recognized in the year of the review, which will be incorporated in the taxes of the following period.

The value of the operational costs to be recognized in the date of the review is defined as the value of PMSO of the test year more the application of a year of the trajectory for the costs target. In the subsequent years there will be applied the trajectory (through the Factor X) reaching the target of costs in the end of the cycle (or the value defined by the limit of 5% per year).

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2.6. Quality

The service of the quality limits of service is one of the subjects of more maximum importance in the context of management of the CELG D due to the economical impact of the payment of the compensations for not service of the limits, to the necessities of investments and to the consequences predicted in the agreement of renovation of the concession of the distributor.

So, the modeling considered premises based on the necessary years to attend the quality indicators:

1- Three Year Scenario: to develop actions of management and necessary investments to reach the quality level regulatory in 3 years (2018).

2- Base Scenario (5 years): to develop actions of management and necessary investments to reach the quality level regulatory in 5 years (2020).

So, the modeling of the scenarios above impact the evolution of the quality, which has right influence in the following costs:

1- Compensations

2- Costs for the quick improvement of the Quality (3 years)

Following, there show up the criteria used in the projection of these costs, according to each scenario.

2.6.1.	Compensations

The compensations that the distributor will have to carry out for the clients for the violation of the limit of individual continuity of the indicators DIC, FIC and DMIC they are defined for the ANEEL, being that the CELG has been paying elevated compensations in the last years.

For modeling aims, one considered, through methodology of benchmarking, the existent relation between the value of the compensations and the income of supply for series of companies, including the CELG, in the 2014 year. The result was that the CELG occupies the last positions, being one of the companies with more maximum level of paid compensations.

For such a reason, as premise to model, it was considered the assumption that the CELG must be inside the first percentile of the companies with better indicators.

It is important to point out that, even that he should present values less than its levels regulatory of DEC and FEC, the company has to pay compensations to its clients. This because the fines are paid on violations in the individual indicators, meanwhile that the DEC and FEC are indicative of assembly continuity.

On basis of this criterion, the modeling was done for each scenario of the following way:

- Three Year Scenario:

1- One considered the valuable relation of compensations and income of supply of the Celg for the 2014 year

2- One proposes that for the 2018 year the CELG has a relation (compensations / income) as of the best companies.

3- A function was created exponential to define the value of the relation in the intermediary years.

4- One projected the values of the compensations from the relation obtained in the previous point and the value of the compensations in 2014. So, the compensations level is going to decrease up to 2018, when the company reaches quality values in acceptable parameters.

5- For the subsequent years, the compensations are going to grow with the market increase percentage .

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- Base Scenario:

1- One considered the valuable relation of compensations and income of supply of the Celg for the 2014 year

2- One proposes that for the 2020 year the CELG has a relation (compensations / income) as of the best companies.

3- A function was created exponential to define the value of the relation in the intermediary years.

4- One projected the values of the compensations from the relation obtained in the previous point and the value of the compensations in 2014. So, the compensations level is going to decrease up to 2020, when the company reaches quality values in acceptable parameters.

5- For the subsequent years, the compensations are going to grow with the market increase percentage.

2.6.2.	Costs for quick improvement of quality

Since the scenarios depend of the necessary years to reach the quality level established by Aneel, then there must be considered the “costs for quick improvement of the quality”.

By a side, in case of the Base Scenario, it was assumed that the levels of operational costs are sufficient to reach to the quality in this period. Therefore, it was thought an additional cost.

But, for the Three Year Scenario, it was assumed that it is necessary to carry out more maximum efforts to be able to reach with more maximum speed the wanted quality, which drifts in more maximum costs.

On basis of the attachment of the Plan of Result of the CELG D, where were the actions of management detailed for improvement of the quality indicators DEC – FEC calculated the yearly cost adapted to be necessary with this premise.

These values are reflected in the lines “I cost MILLSTONE (Labor) for quick improvement of the Quality” and “I cost (MAT) Materials for quick improvement of the Quality”. Both lines compose part of the operational costs not recognized of the company.

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2.7. Losses

2.7.1. Introduction

In the present report there are presented the information, premises and analyses adopted for the preparation of the projection of the losses of the CELG D in the period of 2015-2045.

The projections carried out by the Quantum were developed from the information supplied by the CELG D herself and ANEEL.

2.7.2. Work Methodology

In general way, the CELG D at present is in a good situation in what it refers to the losses, both the technical losses and the losses not technical, situating near to the target established by ANEEL.

Being so, considering the programs of decrease of losses in force and planned of the company, added of the investments projected in the net, we project that the CELG D manages to reach the targets of technical losses and not technical of the ANEEL up to end of 2017. For the subsequent years we project that the company will have the same level of losses regulatory established.

2.7.2.1. Regulatory Losses Targets

In accordance with the criteria when 3rd RTP of the CELG D was defined in 2013 and the Tax Adjustment of 2014, the targets regulatory in force of energy losses are those who follow:

Type Loss	Parameter	Percentage
Losses No Technical	on injected energy	1,91%
Technical Losses		9,37%
Global Losses		11,28%

The losses not technical15 they are defined through comparative with other distributors and the percentage limit of technical losses is defined through calculation carried out by ANEEL and the distributors.

The treatment regulatory of the losses in the tax processes of review and adjustment considers some premises, among which we can detach the capability of management that the dealerships have on the energy losses, in special the losses not technical (thefts of energy, mistakes of measurement, consumer units without measurement, etc...).

2.7.3. Losses on energy output Performed and Expected

To Quantum it carried out the projections of the losses from the analysis of the behavior of the Technical Losses and Not Technical on bloodshot energy of the CELG D in the last years, as well as in the actions carried out in the combat and decrease of the losses carried out principally in 2014 and 2015 and in the results of the obtained rates of losses recently (up to May of 2015),

Being so, Quantum projected the Technical Losses and Not Technical on energy injected through the esteem of a fee of decrease to the year of Technical losses and Not Technical on energy, taking as a base

[15] The losses not technical they are defined for the ANEEL through methodologies of Benchmarking.

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the fulfillment of Meta established by ANEEL of Technical Losses and Not Technical up to the end of the 3rd tax cycle that it finishes in 2017.

Besides, the consultancy adopted as premise of the projection that it was reached the losses targets by technique and not technique in the end of 2017, the CELG D will keep on having the same level of losses established by ANEEL the following years.

To point out fits also, that the projection of the consultancy Quantum is different from the projection of the Plan of Results CELG D of 201416, since it uses data more current of the CELG D of 2014 and 2015 to appreciate the projection, as well as group in consideration the current results of the programs of combat and decrease of losses and investments in the distribution net.

Following it demonstrates if the rates of the Technical Losses and Not technical on Bloodshot Energy (Carried out and Projected).

Description	Realized							Projection			
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Technical Losses CELG D	9,50%	9,46%	9,63%	9,36%	9,67%	9,77%	9,80%	9,59%	9,38%	9,38%	9,38%
Non-Technical Losses CELG D	2,52%	2,31%	2,50%	2,97%	2,81%	3,50%	2,49%	2,20%	1,91%	1,91%	1,91%
Global Losses CELG D	**12,02%**	**11,77%**	**12,13%**	**12,32%**	**12,48%**	**13,27%**	**12,29%**	**11,79%**	**11,28%**	**11,28%**	**11,28%**
Technical Losses Target ANEEL	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%
Non-Technical Losses Target ANEEL	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%
Global Losses Target ANEEL	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**

The projected fee of decrease of Technical Losses for the 2016 years and 2017 will be of 0,21 % in a year, with the goal of reaching in the end of the year of 2017 the rate of Technical Losses established by ANEEL of 9,38 %.

Similarly the technical losses, we adopt the same logic for fee projection Losses decrease Not Technical yearly, projecting one it taxes of decrease of 0,29 % in a year in 2016 and 2017, so that in the final year 2017 the Losses rate Not Technical projected reaches the target established by ANEEL of Technical Losses of 1,91 %.

For the years subsequent to 2017, Quantum took with premise that the CELG D in the whole projected period (2018-2045) will have the same rate of regulatory established losses as ANEEL (Global Losses 11,28 %, Technical Losses 9,38 % and Losses Not Technical 1,91 %).

Following, a picture is presented I summarize representing the trajectory and projected speed of the losses on Energy Injected between 2016 to 2019:

[16] Source CELG D 08.1.7000004 - ITEM 2.8.7.4_PLANO DE RESULTADOS CELG DISTRIBUIÇÃO DE 2014

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Description	Starting point (2015)	2016	2017	2018	2019
Projection Trajectory of Global Losses (Starting point until 2019)	12,29%	11,79%	11,28%	11,28%	11,28%
Speed Decrease / Increase (per year) - CELG D Projection		-0,50%	-0,50%	0,00%	0,00%
Projection Trajectory of Technical losses (Starting point until 2019)	9,80%	9,59%	9,38%	9,38%	9,38%
Speed Decrease / Increase (per year) - CELG D Projection		-0,21%	-0,21%	0,00%	0,00%
Projection Trajectory of Non- Technical losses (Starting point until 2019)	2,49%	2,20%	1,91%	1,91%	1,91%
Speed Decrease / Increase (per year) - CELG D Projection		-0,29%	-0,29%	0,00%	0,00%

For better visualization of the evolution of the losses, the graphic of Technical Losses is presented and Not technical on Fulfilled Bloodshot Energy (2009-2015) and When (2016-2019) Was Projected.

15,00%
10,00%
5,00%
0,00%
Target ANEEL 11,28%
2,52%
2,31%
2,50%
2,97%
2,81%
3,50%
2,49%
2,20%
1,91%
1,91%
1,91%
9,50%
9,46%
9,63%
9,36%
9,67%
9,77%
9,80%
9,59%
9,38%
9,38%
9,38%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Realized Technical Losses CELG D
Realized Non-Technical Losses CELG D
Projection Technical Losses CELG D
Projection Non-Technical Losses CELG D
Target ANEEL

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2.8. Irretrievable Revenues and Other Revenues.

2.8.1. Irretrievable Revenues (RI)

The calculation and projection of the RI uses the methodology approved by ANEEL for the fourth cycle of tax review (4CRTP), when *2.2 of Operational Costs and Irretrievable Receipts* of the Procedures of Tax Regulation *(PRORET)* were consolidated in the *submodule*.

THE ANEEL defines for each company, breaches of contract percentages for class to be recognized in the process of tax review. Soon these percentages are multiplied by the participation of the classes in the income using the following formula:

$$VRI = \frac{Required\ Revenue}{(1 - ICMS - PIS - COFINS)}\, x \left\{\sum\nolimits_{c} (P_c\, x\, RI_c)\right\}$$

Where

$VR\ I$: value to be considered of irretrievable receipts;

P : participation of the class of consumption C in the total income checked in the test years;

$R\ I$: percentage of irretrievable receipts regulatory relative to the class C, of the group to which it belongs to the company.

The values established by Aneel for the irretrievable receipts of each class for each company are those who follow (only the companies with near values of the CELG):

Figure 31: Irretrievable revenues per consumption class - Source: ANEEL

Tabela 2 – Receitas irrecuperáveis por classe de consumo – Grupo 1

Inadimplência por classe (REGULATÓRIA)							
Empresas Grandes	RESIDENCIAL	INDUSTRIAL	COMERCIAL	RURAL	PODER PUBLICO	ILUM. PUBLICA	SERV. PUBLICO
COSERN	0,56%	0,47%	0,42%	0,37%	0,11%	0,00%	0,00%
BANDEIRANTE	0,56%	0,43%	0,42%	0,37%	0,11%	0,00%	0,00%
CPFL PIRATININGA	0,55%	0,43%	0,42%	0,22%	0,07%	0,00%	0,00%
CEB	0,55%	0,43%	0,42%	0,19%	0,07%	0,00%	0,00%
CEMIG	0,52%	0,43%	0,38%	0,19%	0,07%	0,00%	0,00%
CELTINS	0,52%	0,43%	0,38%	0,19%	0,07%	0,00%	0,00%
CEMAT	0,51%	0,41%	0,38%	0,19%	0,07%	0,00%	0,00%
ELEKTRO	0,49%	0,39%	0,38%	0,17%	0,07%	0,00%	0,00%
COPEL	0,49%	0,39%	0,37%	0,16%	0,07%	0,00%	0,00%
RGE	0,49%	0,39%	0,37%	0,16%	0,07%	0,00%	0,00%
EMG	0,49%	0,37%	0,37%	0,16%	0,07%	0,00%	0,00%
AES SUL	0,49%	0,37%	0,37%	0,16%	0,07%	0,00%	0,00%
CPFL - PAULISTA	0,47%	0,37%	0,37%	0,16%	0,07%	0,00%	0,00%
CELESC - D	0,46%	0,37%	0,37%	0,16%	0,07%	0,00%	0,00%
CELG - D	0,46%	0,37%	0,36%	0,16%	0,07%	0,00%	0,00%
ENERSUL	0,46%	0,37%	0,36%	0,16%	0,08%	0,00%	0,00%

It can be noticed that the values recognized for the CELG are among the juveniles of the GROUP 1, which there are the far-reaching companies.

The result obtained for the CELG was a level of Irretrievable Receipts of 0,35 %, calculated on the value of the Required Income, being that the value is quite near of the value of 0,38 % recognized for the ELEKTRO in the last tax review (I etiolate 2015).

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For end, the values of RI jut out in too many years (that are not RT) indexing the value calculated from the growth of the Piece B.

2.8.2.	Other Revenues (OR)

Inside the methodologies established for the 4th CRTP, Aneel establishes mechanisms for sharing Other Receipts of the distributors, which, in general form, there establishes a value of 60 % of these receipts to be reverted for the tax moderateness.

For the calculation of other receipts there was used the value of Other Receipts in the last tax review of the company (file SPARTA17 2013) and the qualitative composition of these receipts (sharing of infrastructure, taxed services, etc.). These values were projected for other years considering the growth of market and when it was finally adjusted by a factor that represents the percentage of Other Receipts of the 2013 year that grow with the market.

Finally, in the years of tax review, there was applied the value of 60 % of Other Receipts of the test year to compose the decrease of the Piece B (tax moderateness), which will be applied in the years of the following tax cycle.

17 System for Yearly Tax Automated Review/adjustment Processes (ANEEL)

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Annex 6.A. Update of Projections Due Diligence Operational CELG D

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IFC International Finance Corporation WORLD BANK GROUP

UPDATE OF THE CELG D OPERATING DUE DILIGENCE PROJECTIONS

September 8
2016

Table of Content

1.	Introduction			3
2.	Updates of the Projections			3
	2.1.	Market		3
	2.2.	Investments		3
	2. 3.	Regulatory Asset Base		3
	2. 4.	Operational Expenditures		4
	2. 5.	Quality		4
	2. 6.	Losses		5
3.	Exhibit I			6
	3.1.	Market		6
		3.1.1.	Market Projections with BRAZIL’S GDP	6
		3.1.2.	Market Projections with GOIÁS’ GDP	7
	3.2.	Regulatory Asset Base		8
		3.2.1.	Base Scenario	8
		3.2.2.	Goiás’ GDP Scenario	9
	3.3.	OPEX		10
		3.3.1.	Base Scenario	10
		3.3.2.	Goiás’ GDP Scenario	10

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1.	Introduction

This addendum to the “CELG D OPERATING DUE DILIGENCE PROJECTIONS – Projections Report” Report, delivered on 11/13/2015, updates CELG D’s operating projections.

The scope of this work basically involved the incorporation of current data obtained by CELG D in its statements and reports until 6/30/2016.

The same economic – Brazil’s GDP, Goiás’ GDP, market projections, etc. – and efficiency – operating and investment projections – assumptions – used in the final projection and diligence reports – were maintained.

Therefore, the full understanding of this Addendum depends on prior reading of the final “CELG D OPERATING DUE DILIGENCE PROJECTIONS – Projections Report” and “CELG DISTRIBUIÇÃO OPERATING

DUE DILIGENCE – TECHNICAL CONSULTANCY” reports.

Finally, the same limitations of the final reports apply.

2. Updates of the Projections

2.1. Market

The market projections initially made were maintained observing the projected quantity of energy, and the only information, which was updated, was the market values until June 2016.

The detailed projection of quantity of energy per category and year are in Exhibit I of this document.

2.2. Investments

The criteria to project the investments have not changed, and the general rule for the update and adjustment of the projected investments was to delay for one year the investments initially set forth in the model; thus, the investments set forth for 2016 were allocated to 2017 and so forth.

In addition, the investments were subject to the following adjustments:

• Incorporation of amounts for 2016 set forth for CELG in the 2016 Distribution Development Program (PDD).

• Update of amounts of the Universalization Program, Housing Program (Minha Casa, Minha Vida), and Energy Program (Programa Luz Para Todos) – PLPT, considering the amounts set forth in the PDD presented by CELG-D.

The projections of the investment amount for each year are in Exhibit I of this document, together with the projection of the Regulatory Asset Base (1st line of the table).

2.3. Regulatory Asset Base

The Regulatory Asset Base (RAB) of CELG D was calculated until June 30, 2016, considering the files of the Shielded Bases (RABs) of the 1st, 2nd and 3rd Tariff Cycle and the Incremental RAB of the 4th Cycle and Write-Offs informed until June 30, 2016.

The model used to calculate the Gross and Net RAB took into account the criteria and methodologies defined by ANEEL for the Periodical Tariff Review process of the electric energy distributors.

Thus, the RAB was calculated until June 30, 2016 and projected until 2045, and the projection criteria were maintained.

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The amounts related to the Regulatory Asset Base calculated until June 30, 2016 are as follows:

Item	jun/16
(1) Fixed Assets (new value or replacement)	6.814.432.197
(2) Gross coeficient of utilization	17.825.832
(3) Gross 3rd party assets	1.207.922.369
(4) Completely depreciated assets	1.347.530.880
(5) Gross Regulatory Asset Base = (1)-(2)-(3)-(4)	**4.241.153.117**
(6) Accumulated Depreciation	2.205.469.341
(7) Net Fixed Assets	4.608.962.856
(8) Net coeficient of utilization	14.498.751
(9) Remuneração Base Value (VBR)	4.594.464.105
(10) Warehouse stock	13.541.775
(12) Net 3rd party assets	
(13) Lands and Servitudes	42.861.393
(14) Regulatory Asset Base	**2.077.588.192**
(15) RGR PLPT remaining balance	-
(16) RGR other investment remaining balance	-
(17) Depreciation Rate	3,870%
(18) Annual Depreciation =(5)*(17)	164.132.626
Regulatory Asset Base	2.077.588.192

The RAB evolution projections per year can be found in Exhibit I of this document.

2.4. Operational Expenditures

The criteria to project the Operational Expenditures (OPEX) were not changed. The goal to eliminate inefficient expenses in three years was maintained, moving from 2018 to 2019.

The evolution projections of the Operating Expenses can be found in Exhibit I of this document.

2.5. Quality

The criteria for the projection of the compensations related to Service Quality were not changed, and were maintained for the two defined scenarios.

However, some adjustments in the projections were needed:

- Update of the compensation amounts paid in 2015 and 2016.
- Adjustment of the exponential function used to model the course of the compensation levels to be paid by CELG D, considering the new paid-up amounts and the defined goals.

To sum up, the new paid-up amounts of compensation paid by CELG D were incorporated and the goals for each year were adjusted according to this new information.

At this point, it is important to remember that the original model (2015) was prepared so that the company could comply with the Quality goals defined in the ADDENDUM TO THE CONCESSION AGREEMENT. Thus, this projection update still maintains this operating performance assumption, considering the service quality performance will be, until 2021 similar to that of the best Brazilian companies.

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2.6. Losses

The information regarding effective technical and non-technical losses of the Distributor was updated until June 2016.

The loss levels presented a small increase in the first semester of 2016; however, the criterion to obtain the regulatory levels in 2017 were maintained, considering that the company was very close to achieving such levels in 2015 and at the start of 2016.

The paid-up and projected amounts of loss levels are described in the following table:

Description							Projection			
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Technical Losses CELG D	9,46%	9,63%	9,36%	9,67%	9,77%	9,54%	9,57%	9,38%	9,38%	9,38%
Non-Technical Losses CELG D	2,31%	2,50%	2,97%	2,81%	3,50%	2,76%	2,69%	1,91%	1,91%	1,91%
Global Losses CELG D	**11,77%**	**12,13%**	**12,32%**	**12,48%**	**13,27%**	**12,30%**	**12,26%**	**11,28%**	**11,28%**	**11,28%**
Technical Losses Target ANEEL					9,38%	9,38%	9,38%	9,38%		
Non-Technical Losses Target ANEEL					1,91%	1,91%	1,91%	1,91%		
Global Losses Target ANEEL					**11,28%**	**11,28%**	**11,28%**	**11,28%**		

(amounts calculated on the Injected Energy)

Carlos Morosoli
Quantum

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3. Exhibit I

3.1. Market

The projections of energy quantities for the captive market are the following:

3.1.1. Market Projections with BRAZIL'S GDP

Year	Residential	Commercial	Industrial	Public Lighting	Other	Rural	TOTAL
2016	4.703.445	2.415.697	2.380.826	689.379	850.022	1.250.206	**12.289.575**
2017	4.882.126	2.456.918	2.412.982	715.722	882.182	1.280.276	**12.630.206**
2018	5.062.758	2.527.594	2.464.108	743.071	914.342	1.320.476	**13.032.348**
2019	5.245.718	2.622.945	2.531.451	771.465	946.501	1.366.364	**13.484.445**
2020	5.431.140	2.736.714	2.610.861	800.944	978.661	1.414.013	**13.972.334**
2021	5.619.408	2.865.142	2.699.689	831.550	1.010.821	1.463.524	**14.490.133**
2022	5.810.933	3.005.932	2.796.237	863.325	1.042.981	1.514.994	**15.034.403**
2023	6.005.572	3.157.839	2.899.429	896.315	1.075.141	1.568.516	**15.602.811**
2024	6.203.110	3.320.176	3.008.595	930.565	1.107.301	1.624.202	**16.193.949**
2025	6.403.598	3.492.675	3.123.345	966.123	1.139.461	1.682.164	**16.807.367**
2026	6.607.303	3.675.348	3.243.473	1.003.041	1.171.621	1.742.525	**17.443.311**
2027	6.814.509	3.868.310	3.368.902	1.041.369	1.203.781	1.805.412	**18.102.284**
2028	7.025.035	4.071.933	3.499.644	1.081.162	1.235.941	1.870.954	**18.784.669**
2029	7.238.652	4.286.617	3.635.776	1.122.475	1.268.101	1.939.294	**19.490.914**
2030	7.455.345	4.512.845	3.777.416	1.165.367	1.300.261	2.010.587	**20.221.822**
2031	7.676.414	4.751.155	3.924.720	1.209.898	1.332.421	2.084.985	**20.979.594**
2032	7.903.296	5.002.150	4.077.868	1.256.131	1.364.581	2.162.560	**21.766.585**
2033	8.136.193	5.266.509	4.237.059	1.304.130	1.396.741	2.243.506	**22.584.138**
2034	8.375.307	5.544.840	4.402.510	1.353.963	1.428.901	2.328.030	**23.433.551**
2035	8.620.847	5.837.880	4.574.453	1.405.701	1.461.061	2.416.348	**24.316.289**
2036	8.873.021	6.146.469	4.753.132	1.459.416	1.493.221	2.508.696	**25.233.955**
2037	9.132.045	6.471.370	4.938.805	1.515.183	1.525.381	2.605.324	**26.188.107**
2038	9.398.135	6.813.445	5.131.741	1.573.081	1.557.541	2.706.488	**27.180.431**
2039	9.671.516	7.173.601	5.332.221	1.633.192	1.589.701	2.812.452	**28.212.683**
2040	9.952.414	7.552.796	5.540.537	1.695.599	1.621.860	2.923.498	**29.286.704**
2041	10.241.061	7.952.034	5.756.995	1.760.391	1.654.020	3.039.928	**30.404.431**
2042	10.537.696	8.372.460	5.981.912	1.827.659	1.686.180	3.162.059	**31.567.967**
2043	10.842.562	8.815.026	6.215.617	1.897.498	1.718.340	3.290.209	**32.779.252**
2044	11.155.909	9.280.986	6.458.453	1.970.005	1.750.500	3.424.720	**34.040.574**
2045	11.477.993	9.771.576	6.710.778	2.045.283	1.782.660	3.565.950	**35.354.240**

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3.1.2. Market Projections with GOIÁS' GDP

Year	Residential	Commercial	Industrial	Public Lighting	Other	Rural	TOTAL
2016	4.704.387	2.479.665	2.413.636	689.379	850.022	1.278.258	**12.415.347**
2017	4.884.784	2.606.192	2.490.253	715.722	882.182	1.324.708	**12.903.840**
2018	5.066.768	2.755.761	2.580.039	743.071	914.342	1.378.178	**13.438.158**
2019	5.250.742	2.920.239	2.677.368	771.465	946.501	1.437.054	**14.003.371**
2020	5.436.863	3.095.204	2.778.537	800.944	978.661	1.498.827	**14.589.036**
2021	5.625.539	3.281.154	2.883.499	831.550	1.010.821	1.563.431	**15.195.994**
2022	5.817.207	3.478.648	2.992.635	863.325	1.042.981	1.630.956	**15.825.753**
2023	6.011.744	3.688.310	3.106.182	896.315	1.075.141	1.701.700	**16.479.393**
2024	6.208.960	3.910.816	3.224.198	930.565	1.107.301	1.775.819	**17.157.660**
2025	6.408.925	4.146.901	3.346.699	966.123	1.139.461	1.853.479	**17.861.588**
2026	6.611.926	4.397.354	3.473.923	1.003.041	1.171.621	1.934.718	**18.592.582**
2027	6.818.266	4.663.020	3.606.019	1.041.369	1.203.781	2.019.709	**19.352.164**
2028	7.027.779	4.944.801	3.743.176	1.081.162	1.235.941	2.108.808	**20.141.668**
2029	7.240.255	5.243.658	3.885.588	1.122.475	1.268.101	2.202.241	**20.962.318**
2030	7.455.693	5.560.613	4.033.419	1.165.367	1.300.261	2.300.255	**21.815.607**
2031	7.675.404	5.896.754	4.186.874	1.209.898	1.332.421	2.402.200	**22.703.552**
2032	7.900.840	6.253.235	4.346.211	1.256.131	1.364.581	2.508.232	**23.629.229**
2033	8.132.211	6.631.282	4.511.611	1.304.130	1.396.741	2.618.511	**24.594.485**
2034	8.369.729	7.032.194	4.683.260	1.353.963	1.428.901	2.733.205	**25.601.252**
2035	8.613.610	7.457.354	4.861.487	1.405.701	1.461.061	2.852.492	**26.651.704**
2036	8.864.070	7.908.225	5.046.497	1.459.416	1.493.221	2.976.551	**27.747.979**
2037	9.121.329	8.386.360	5.238.548	1.515.183	1.525.381	3.105.574	**28.892.375**
2038	9.385.612	8.893.406	5.437.908	1.573.081	1.557.541	3.239.755	**30.087.303**
2039	9.657.144	9.431.112	5.644.854	1.633.192	1.589.701	3.379.301	**31.335.304**
2040	9.936.159	10.001.329	5.859.676	1.695.599	1.621.860	3.524.424	**32.639.048**
2041	10.222.890	10.606.025	6.082.674	1.760.391	1.654.020	3.675.345	**34.001.345**
2042	10.517.579	11.247.282	6.314.158	1.827.659	1.686.180	3.832.293	**35.425.152**
2043	10.820.472	11.927.311	6.554.517	1.897.498	1.718.340	3.995.507	**36.913.646**
2044	11.131.820	12.648.458	6.803.957	1.970.005	1.750.500	4.165.236	**38.469.976**
2045	11.451.880	13.413.206	7.062.890	2.045.283	1.782.660	4.341.735	**40.097.655**

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3.2. Regulatory Asset Base

The projections of the main items of the Regulatory Asset Base are the following:

3.2.1. Base Scenario

Base Scenario	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Investment	341.240.075	636.463.366	625.406.116	690.653.274	538.672.677	564.313.496	591.174.819	388.298.298	406.781.296	568.192.115
Gross Regulatory Asset Base	4.493.705.138	5.272.487.078	6.086.767.514	6.990.715.261	7.691.529.086	8.359.587.767	9.206.906.859	9.830.687.741	10.472.038.996	11.411.308.444
Accumulated Depreciation	2.299.998.698	2.514.317.105	2.782.337.574	3.084.383.490	3.340.618.810	3.543.246.078	3.905.114.052	4.254.771.444	4.615.029.944	5.130.062.129
Depreciation Rate	3,87%	3,83%	3,83%	3,83%	3,83%	3,83%	3,79%	3,79%	3,79%	3,79%
Annual Depreciation	173.906.389	201.830.805	233.001.460	267.604.580	294.431.733	320.005.020	348.573.494	372.189.838	396.471.396	432.032.138
Regulatory Asset Base	2.236.943.345	2.788.471.781	3.337.465.887	3.942.295.298	4.390.030.913	4.858.865.911	5.337.244.970	5.614.823.479	5.899.653.141	6.327.930.446

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Investment	744.047.574	779.464.239	536.914.819	562.471.964	785.660.840	1.028.822.869	1.077.794.838	766.577.240	803.066.316	1.121.723.030
Gross Regulatory Asset Base	12.488.668.510	13.591.285.971	14.354.443.544	15.145.343.941	16.159.303.763	17.466.918.579	18.912.198.361	19.940.516.261	21.011.962.382	22.763.167.136
Accumulated Depreciation	5.624.197.050	6.117.192.909	6.520.903.640	6.939.822.841	7.374.852.631	7.878.152.786	8.479.359.245	8.981.262.249	9.505.398.600	10.425.713.357
Depreciation Rate	3,79%	3,74%	3,74%	3,74%	3,74%	3,74%	3,70%	3,70%	3,70%	3,70%
Annual Depreciation	472.820.990	508.857.747	537.430.366	567.041.677	605.004.333	653.961.432	700.129.583	738.197.912	777.862.847	842.692.447
Regulatory Asset Base	6.915.521.548	7.525.040.873	7.889.357.442	8.266.602.627	8.851.220.512	9.661.678.626	10.506.196.622	11.039.484.145	11.594.218.434	12.433.126.105

	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Investment	1.468.896.308	1.538.815.773	1.095.639.963	1.147.792.426	1.603.236.460	2.099.438.144	2.199.371.400	1.986.392.166	2.134.249.578	1.807.856.623
Gross Regulatory Asset Base	24.705.134.531	27.198.771.768	29.155.415.571	31.176.136.353	33.639.200.997	36.767.639.233	39.593.307.041	42.082.557.033	44.966.205.465	47.746.446.437
Accumulated Depreciation	11.218.979.594	12.522.539.345	13.756.603.747	15.043.847.764	16.370.730.842	17.925.986.683	19.094.298.198	20.156.734.821	21.505.616.386	23.111.139.339
Depreciation Rate	3,70%	3,66%	3,66%	3,66%	3,66%	3,66%	3,62%	3,62%	3,62%	3,62%
Annual Depreciation	914.584.080	995.475.047	1.067.088.210	1.141.046.591	1.231.194.756	1.345.695.596	1.432.485.849	1.522.546.913	1.626.877.314	1.727.466.432
Regulatory Asset Base	13.590.482.320	14.780.599.986	15.512.824.248	16.256.715.965	17.404.139.980	18.989.453.847	20.647.669.438	22.088.028.727	23.637.416.614	24.827.910.640

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Page 8 of 10

3.2.2. Goiás' GDP Scenario

Goiás GDP Scenario	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Investment	341.240.075	636.463.366	625.406.116	690.653.274	539.060.395	564.719.670	591.600.326	389.893.400	408.452.325	570.526.208
Gross Regulatory Asset Base	4.493.705.138	5.272.487.078	6.086.767.514	6.990.715.261	7.691.930.821	8.360.428.438	9.208.226.249	9.833.714.843	10.476.929.115	11.418.828.484
Accumulated Depreciation	2.299.998.698	2.514.317.105	2.782.337.574	3.084.383.490	3.340.634.188	3.543.294.350	3.905.214.510	4.254.991.160	4.615.444.972	5.130.781.082
Depreciation Rate	3,87%	3,83%	3,83%	3,83%	3,83%	3,83%	3,79%	3,79%	3,79%	3,79%
Annual Depreciation	173.906.389	201.830.805	233.001.460	267.604.580	294.447.112	320.037.201	348.623.446	372.304.444	396.656.536	432.316.846
Regulatory Asset Base	2.236.943.345	2.788.471.781	3.337.465.887	3.942.295.298	4.390.417.270	4.859.658.311	5.338.456.790	5.617.623.424	5.904.120.446	6.334.723.386

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Investment	747.104.069	782.666.223	543.105.868	568.957.707	794.720.126	1.040.686.004	1.090.222.658	782.259.317	819.494.860	1.144.670.421
Gross Regulatory Asset Base	12.499.679.644	13.606.095.330	14.376.289.389	15.174.844.070	16.199.437.716	17.521.032.009	18.981.497.775	20.029.000.675	21.121.248.841	22.900.797.362
Accumulated Depreciation	5.625.365.601	6.118.969.403	6.523.579.643	6.943.724.513	7.380.434.567	7.886.015.180	8.490.144.999	8.995.810.678	9.524.642.503	10.450.888.891
Depreciation Rate	3,79%	3,74%	3,74%	3,74%	3,74%	3,74%	3,70%	3,70%	3,70%	3,70%
Annual Depreciation	473.237.871	509.412.209	538.248.275	568.146.162	606.506.948	655.987.438	702.695.048	741.473.605	781.908.632	847.787.518
Regulatory Asset Base	6.925.355.609	7.537.997.699	7.908.447.724	8.292.117.841	8.885.685.432	9.707.838.532	10.564.368.891	11.113.062.934	11.683.887.256	12.545.189.758

	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Investment	1.498.945.916	1.570.295.741	1.128.466.272	1.182.181.267	1.651.270.794	2.162.339.104	2.265.266.446	2.057.576.456	2.215.113.247	1.880.114.042
Gross Regulatory Asset Base	24.879.575.835	27.413.100.174	29.412.698.385	31.479.843.369	34.005.122.896	37.213.465.226	40.125.557.811	42.710.175.935	45.703.063.239	48.588.417.508
Accumulated Depreciation	11.251.693.874	12.564.486.452	13.809.679.276	15.110.207.093	16.453.158.491	18.028.012.402	19.219.650.172	20.309.641.644	21.691.115.416	23.334.105.002
Depreciation Rate	3,70%	3,66%	3,66%	3,66%	3,66%	3,66%	3,62%	3,62%	3,62%	3,62%
Annual Depreciation	921.041.897	1.003.319.466	1.076.504.761	1.152.162.267	1.244.587.498	1.362.012.827	1.451.742.682	1.545.254.165	1.653.536.828	1.757.928.945
Regulatory Asset Base	13.731.800.200	14.951.975.550	15.715.979.233	16.492.962.630	17.686.482.231	19.332.048.783	21.052.194.239	22.560.256.895	24.186.176.440	25.444.196.800

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Page 9 of 10

QUANTUM

3.3. OPEX

3.3.1. Base Scenario

OPEX	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
REGULATORY	759.363.926	820.124.219	879.314.297	953.192.851	1.020.784.235	1.093.202.107	1.169.533.474	1.262.155.507	1.360.292.737	1.465.984.401
REAL	958.196.804	940.202.508	929.215.180	958.620.623	1.013.511.409	1.076.042.302	1.148.042.482	1.225.214.382	1.307.736.077	1.395.865.436

OPEX	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
REGULATORY	1.577.035.794	1.691.621.679	1.841.086.681	1.975.205.670	2.118.914.083	2.270.992.159	2.424.918.629	2.590.143.481	2.771.878.974	2.966.521.640
REAL	1.489.924.830	1.590.272.759	1.697.285.435	1.811.371.541	1.933.010.921	2.062.815.080	2.201.433.404	2.349.485.318	2.507.628.670	2.676.579.340

OPEX	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
REGULATORY	3.173.746.365	3.378.481.335	3.556.553.464	3.793.511.126	4.046.587.049	4.318.226.369	4.591.643.596	4.807.042.917	5.146.187.602	4.444.520.136
REAL	2.857.109.565	3.050.038.990	3.256.252.105	3.476.697.930	3.712.395.753	3.964.442.794	4.234.019.407	4.522.371.579	4.830.862.461	4.164.857.587

3.3.2. Goiás' GDP Scenario

OPEX	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
REGULATORY	759.363.926	820.124.219	879.314.297	954.180.052	1.027.073.723	1.104.325.781	1.185.325.522	1.282.833.561	1.386.341.038	1.497.900.836
REAL	958.196.804	940.202.508	929.215.180	959.588.217	1.019.666.104	1.086.891.422	1.163.448.340	1.245.248.247	1.332.635.489	1.425.996.750

OPEX	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
REGULATORY	1.615.361.678	1.736.826.140	1.894.554.185	2.037.790.177	2.191.738.672	2.355.116.388	2.520.872.067	2.698.722.405	2.895.392.612	3.106.651.336
REAL	1.525.771.423	1.632.429.884	1.746.459.747	1.868.375.754	1.998.750.086	2.138.246.636	2.287.630.897	2.447.629.679	2.619.027.894	2.802.682.431

OPEX	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
REGULATORY	3.332.279.716	3.556.104.659	3.751.512.223	4.012.239.477	4.291.567.562	4.592.267.589	4.896.386.314	5.139.851.736	5.518.592.718	4.777.503.610
REAL	2.999.502.062	3.210.470.802	3.436.648.639	3.679.177.949	3.939.289.771	4.218.311.220	4.517.675.041	4.838.928.975	5.183.721.703	4.479.421.572

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International Finance Corporation – World Bank Group

Economic-financial valuation of Celg Distribuição S.A.

November 13, 2015

Reliance restricted

Building a better working world

Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1830
Tower 2, 4o Floor
04543-900 - São Paulo/SP - Brazil
Phone: +55 11 2573 5644
Fax: +55 11 2573 5499
www.ey.com.br

Reliance restricted

São Paulo, November 13, 2015

International Finance Corporation - World Bank Group
2121 Pennsylvania Avenue, NW
Washington, DC
Zip Code: 20433 – United States

Dear Mr. Richard Cabello.

In accordance with your request **Ernst & Young Assessoria Empresarial Ltda.** (hereinafter "**EY**") present this report covering the economic-financial valuation of 100% of Celg Distribuição S.A. (hereinafter "**Company**", "**Management**" or "**Celg D**") shares, as of June 30, 2015.

The purpose of this report is to present the assumptions and results of the economic-financial valuation of **Celg D** to support the estimation of the **Company**'s fair value, in order to assist the **International Finance Corporation – World Bank Group** (hereinafter "**IFC**") in the **Company**'s privatization process.

This report includes objective, scope, procedures and methodology used by us as well as market and operational assumptions that involved the calculation of the estimated fair value of **Celg D**.

In addition, we assume that the **IFC** has consistently analyzed the factors that may impact the projections presented and did not omit any material information, which could significantly impact the results of our work.

Our valuation resulted in a fair value range estimative, for 100% of **Celg Distribuição S.A.** shares, from **BRL 2.753.292 thousand (two billion, seven hundred and fifty three million and two hundred ninety two thousand Reais)** to **BRL 2.847.052 thousand (two billion, eight hundred forty seven million and fifty two thousand Reais)**, as of June 30, 2015. For the purpose of a reference value, we recommend the result of the scenario named "Base 5 years" of **BRL 2.753.292 thousand (two billion, seven hundred fifty three million and two hundred ninety two thousand Reais)**, as of June 30, 2015.

This report version is a draft internally reviewed by **EY** professionals who were engaged in the work and it is subject to changes after revisions and eventually discussions regarding assumptions with the Brazilian Court of Auditors (Tribunal de Contas da União).

We appreciate the opportunity to collaborate with **IFC**. if you have any doubt or need additional information, please contact Mr. Otavio A. A. Bachir or Mr. Arunas Stalba by phone +55 (11) 2573 5029.

Yours sincerely.

Otávio A. A. Bachir
Partner
EY

Arunas Garcia Stalba
Senior Manager
EY

A member firm of EY Global Limited

Index

ACL		Ambiente de Contratação Livre (Free Market)
ACR		Ambiente de Contratação Regulada (Regulated Market)
ANEEL		Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency)
ANP		Agência Nacional de Petróleo (National Petroleum Agency)
APINEE		Associação Brasileira dos Produtores Independentes de Energia Elétrica
Auctions	A-1	Energy auctions held one year before the initial delivery date energy
Auctions	A-3	Energy auctions held three years before the initial delivery date energy
Auctions	A-5	Energy auctions held five years before the initial delivery date energy
BACEN		Banco Central do Brasil (Central Bank of Brazil)
BAR		Base de Remuneração Regulatória
BCV		Banco de Crédito e Varejo S.A.
BM&FBOVESPA		Bolsa de Valores, Mercadorias e Futuros (Brazilian Stock Exchange)
BNDES		Banco Nacional de Desenvolvimento (National Economic and Social Development Bank)
Brasiliana		Companhia Brasiliana de Energia S.A.
BRL		Brazilian Currency (Real)
BRL/MWh		Reais per megawatt hour
BRR		Base de Remuneração Regulatória
Bullet		American Amortization System
CAGR		Compound annual growth rate
Capex		Capital Expenditure
CAPM		Capital Asset Pricing Model
CCB		Cédula de Crédito Bancário (Bank Credit Bill)
CCEAR		Contratos de Comercialização de Energia no Ambiente Regulado (Energy Purchase Agreements in the Regulated
Market)
CCEE		Câmara de Comercialização de Energia Elétrica (Chamber of Electric Energy Commercialization)
CDG		Capital de Giro (Working Capital)
Celg D		Celg Distribuição S.A.
CELGPAR		Companhia Celg de Participações
CELP		Centras Elétricas do Pará S.A
CELPE		Companhia Energética de Pernambuco
CEMAR		Companhia Energética do Maranhão
CMSE		Comitê de Monitoramento dos Sistemas Elétricos (Brazilian Monitoring Committee of Electrical Systems)
CNPE		Conselho Nacional de Política Energética (Brazilian National Energy Policy Council)

Strictly confidential	3

Index

Coelce	Companhia Energética do Ceará
COFINS	Contribuição para Financiamento da Seguridade Social
Company	Celg Distribuição S.A.
Copom	Comitê de Política Monetária
COSERN	Companhia Energética do Rio Grande do Norte
Country	Brazil
CPC 46	Brazilian Accounting Pronouncements Committee – about Fair Value
CPI	Consumer Price Index
CSLL	Contribuição social sobre o lucro líquido (Social Contribution on Net Profit)
CVA	Compensação de Variação de Valores de Itens da Parcela A
CVM	Comissão de Valores Mobiliários
DCF	Discounted Cash Flow
DEC	Duração Equivalente de Interrupção por Unidade Consumidora (Equivalent Interruption time per Consumer Unit)
DGC	Desempenho Global de Continuidade (Continuity Global Performance)
EBITDA	Earnings before interest, taxes, depreciation and amortization
EBT	Earnings Before Taxes
Eletra	Fundação Celg de Seguros e Previdência
Eletrobrás	Centrais Elétricas Brasileiras S.A.
Embi+	Brazil Risk
EPE	Empresa de Pesquisa Energética (Brazilian Energy Research Company)
EY	Ernst & Young Assessoria Empresarial Ltda.
FCD	Fluxo de Caixa Descontado
FCFE	Free Cash Flow to Equity
FCFF	Free Cash Flow for the Firm
FEC	Frequência Equivalente de Interrupção por Unidade Consumidora (Frequency of Interruptions per Consumer Unit)
FER	Frequência Equivalente de Reclamação (Equivalent Complaining Frequency)
FGV	Fundação Getúlio Vargas
FIDC	Fundo de Investimentos em Direitos Creditórios (Receivables investment Fund)
FM	Free Market
GCM	Guideline Company Method
GDP	Gross Domestic Product
GOR	Gross Operating Revenues

Strictly confidential	4

Index

HPP	Hydroelectric Power Plants - HPP
IAB	Índice de Abandono (Dropouts Index)
IASC	Índice Aneel de Satisfação do Consumidor (Aneel Consumer Satisfaction Index)
ICMS	Imposto sobre operações relativas à circulação de mercadorias e sobre prestações de serviços de transporte interestadual, intermunicipal e de comunicação (State Value-Added tax on the Circulation of Goods, Interstate
and Intercity Transportation and Communication Services)
ICO	Índice de Chamadas Ocupadas (Busy Request Index)
ICSD	Índice de Cobertura do Serviço da Dívida (Debt Service Coverage Rate)
IFC	International Finance Corporation
IFRS 13	Brazilian Accounting Pronouncements Committee
IGP-M	Índice Geral de Preços do Mercado (Brazilian General Price Index – Market)
INPC	Índice Nacional de Preços ao Consumidor (Consumer Retail Price Index)
INS	Indicador de Nível de Serviço (Level Indicator of Service)
IPCA	Índice de Preços ao Consumidor Amplo (Brazilian Official Index Price)
IPCA x CPI	Diferencial de inflação (Inflation Differential)
IRPJ	Imposto de Renda Pessoa Jurídica (Income Tax)
IRT	Índice de Reposicionamento Tarifário
kd	Custo de capital de terceiros (Cost of Third-party Capital)
ke	Custo de capital próprio (Cost of Equity Capital)
LC	Índice de Liquidez Corrente (Current Liquidity Index)
LG	Índice de Liquidez Geral (General Liquidity Index)
LI	Índice de Liquidez Imediata (Immediate Liquidity Index)
LT	Long-term
LS	Índice de Liquidez Seca (Quick Ratio)
Management	It refers to the Management of Celg D, if not specified
MME	Ministério de Minas e Energia (Ministry of Mines and Energy)
MWh/year	Megawatt hour per year
NOR	Net Operating Revenues
OECF	Overseas Economic Cooperation Fund
ONS	Operador Nacional do Sistema Elétrico
OTC	Over the Counter
p.p.	Percentage Points
PASEP	Programa de Formação do Patrimônio do Servidor Público (Program of Formation of the Patrimony of the Public

Strictly confidential	5

Index

Server)
PCLD	Provisão para créditos de liquidação duvidosa (Allowance for Doubtful Accounts)
PIS	Programa de Integração Social (Contribution to the Social Integration Plan)
PLD	Preço de Liquidação das Diferenças (Settlement Price for the Differences)
PM	Provisional measure
PMSO	Projeção das despesas operacionais inclui despesas de pessoal, manutenção, operação e outros (Projection of
Operating Expenses)
PN	Promissory Notes
Price	French System of Amortization (Price Table)
Proret	Tariff Regulation Procedure
Quantum	Quantum América
Reference date	June 30th 2015
REFIS	Acordo de Empréstimo Internacional e Recuperação Fiscal (Tax Recovery Program)
Report	This Report, dated on November 13th, 2015
Republic	Brazil
RM	Regulated Market
RV	Reference Value
SAC	Sistema de Amortização Constante (Constant Amortization System)
SCL	Sistema de Contabilização e Liquidação (Accounting and Settlement System)
Selic	Sistema Especial de Liquidação e de Custódia (Brazilian Basic Interest Rate)
SIN	Sistema Interligado Nacional (National Interconnected System)
SRF	Secretaria da Receita Federal (Brazilian Federal Revenue)
STM	Similar Transactions Method
TJLP	Taxa de Juros de Longo Prazo (Long-Term Interest Rate)
UCG	Unidades consumidoras (Consumer Unit)
Union	Brazilian Federal Government
USD or US$	American Currency (US Dollar)
VNR	Valor novo de reposição (New Values of Replacement)
VCA	Value of Component A
VCB	Value of Component B
WACC	Weighted Average Cost of Capital

Strictly confidential	6

Index

1. Executive summary		9
	1.1 Engagement Overview	10
	1.2 General considerations	12
	1.3 Valuation results	15
2. Macroeconomic analysis		18
	2.1 Macroeconomic analysis	19
3. Markey Overview		21
	3.1 Energy Market Overview	22
4. Celg Distribuição S.A.		34
	4.1 Celg D overview	35
	4.2 Historical financial analysis	36
	4.3 Debt analysis	37
	4.4 Concession agreement covenants	48
5. Projections
		50
	5.1 General considerations	51
	5.2 Operating Assumptions	52
	5.3 Projected financial information	60
6. Economic-financial valuation		63
	6.1 Standard value	64
	6.2 Selected methodology analysis	65
	6.3 Discounted Cash Flow Implementation	66
	6.4 Non-operating assets and liabilities	69
7. Conclusion		70
	7.1 Conclusion	71
8. Appendix		74

Strictly confidential	7

Index

	8.1 Statement of limiting conditions	75
	8.2 Valuation approached and methods	77
	8.3 Discount rate derivation	79
	8.4 Selected comparable companies	82
9. Attachment		85
	9.1 Debt agreements	86
	9.2 Data provided by Quantum	90
	9.3 Projected income statements	102
	9.4 Projected free cash flow to the firm	111
	9.5 Concession agreement covenants	114

Strictly confidential	8

1. Executive Summary
1.1 Engagement Overview
1.2 General Considerations
1.3 Valuation results

Strictly confidential	9

Engagement Overview

Corporate Structure - Celg D in June 30, 2015
(% of the total number of stocks)

Centrais Elétricas Brasileiras S.A. (50.93%)
CELPGPAR - Compahia Celg de Participações (49.00%)
Other shareholders (0.07%)
Celg D

Source: EY/ Audited Financial Statements

Valuation Context

Celg D is a corporation, responsible for power distribution in the state of Goiás. The company holds the concession for power distribution in 237 municipalities, 391 districts and villages in the state. Until June 30, 2015, reference date of the financial economic valuation, the company served 2.7 million consumer units in an area of 33,900 km². In 2014, the company registered 11.8 TWh of invoiced energy, which represented an amount 5.1% higher than the one presented in 2013. The energy consumption in the state of Goiás corresponds to 2.7%[1] of the total consumption in Brazil.

The current company's shareholder structure is presented on the chart aside. Since January 2015, **Celg D** is a federalized company controlled by Centrais Elétricas Brasileiras S.A. ("Eletrobrás").

The concession agreement signed by **Celg D** for the operation of public power distribution services is expired since July 07, 2015. Competent agencies are discussing the process that may result in the renewal of this agreement and during our work the parameters for the new agreement are being adjusted. On September 9, 2015 the Brazilian Federal Court of Auditors (Tribunal de Contas da União) authorized the Ministry of Mines and Energy (Ministério de Minas e Energia) to continue the renewal process of concessions of power distribution maturing between 2015 and 2017. In more recent news, dated from October 21st, 2015, ANEEL approved the outcome of the Public Hearing 38/2015 with the recommendation, to the Granting Authority (Ministry of Mines and Energy), to extend 40 power distribution concessions including the concession of **Celg D**. The process that will result in the signing of the addendum to the concession contract is underway on the closing date of our work. The financial-economic valuation of **Celg D** assumes the renewal of the concession contract after the signing of the addendum. Our analyses are based on the Technical Note nº 033512015-SCT-SFE-SFF-SRD-SRM/ANEEL which features, among others, the draft addendum to the concession contract for public power distribution. Thus, the projection period includes the extension of the concession contract until July 7, 2045.

Celg D currently faces some significant challenges. Some of these challenges are faced because of the low levels observed in the hydroelectric power plants (HPP) reservoirs in 2014 and 2015 in Brazil. The reduction of the energy generated by the hydroelectric plants, which represents 61.42% of the operating plants installed capacity in Brazil, caused an increase in thermal power plants (TPP) orders in the country. This situation exposes in an involuntary way power distributors which will need to buy energy in the short-term market in order to meet the consumer market demand. Taking to account the environment mentioned and that PLD values have been close to the maximum regulatory limits, the power distribution sector underwent a tariff imbalance situation. **Celg D** had losses of approximately BRL 569.5 million and BRL 366.8 million in the year 2014 and in the first half of 2015 respectively. The company has debts totaling BRL 2.6 billion, facing liquidity problems and deteriorated operating margins in the period analyzed (2013 to 1S15). The compliance with service quality standards, required by regulators, has been an additional challenge for **Celg D**.

The Brazilian ranking of service continuity for power distribution companies is published annually by ANEEL and provides information about the service quality level of Brazilian distributors. The continuity

[1] Based on the electric energy annual consumption provided by EPE and Management Report of 2014.

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EY

Engagement Overview

2014 Service Continuity Ranking - Continuity Global Performance Indicator, top ten positions (calculated values of duration and frequency of interruptions over the limits established for the concession area)

CPFL SANTA CRUZ 0.55
CDELCE 0.58
CEMAR 0.69
EMG 0.70
CPFL-PAULISTA 0.75
EPB 0.76
BANDEIRANTE 0.77
CEMIG-D 0.77
CPFL-PIRATININGA 0.77
ELEKTRO 0.77
Resultado médio 1.03
CELG-D 2.09

Source: EY/ANEEL

of the distributors' services is measured based on two indicators: the duration and the interruption frequencies, which considers the concession area limits of each company. The rankings published in the years 2013 and 2014, for distribution companies with consumption market above 1 TWh, presented **Celg D** in the last position.

The **IFC**, an institution linked to the **World Bank Group**, is the leading advisor to the transaction which aims to sell control of **Celg D.** The main purpose of selling the ownership control of the company is the expansion and improvement of the power distribution services based on equity injection and knowledge from the private sector.

Based on this context, and as requested by the **IFC**, **EY** performed the economic-financial valuation of 100% of **Celg D** shares on the reference date of June 30, 2015, as a way to aid in estimating the Company's fair value.

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General Considerations

Purpose and objective

We understand that the IFC will use our work only for the purpose described in this Report. In addition, our fair value estimate should not be considered as an advice or investment advice, fairness opinions or used for fundraising, as well as any other purpose except as described above.

Value Standard

According to generally accepted practices of economic financial valuation, our understanding is that the concept of fair value, used in this study, is in line with its objective.

In addition, IFRS 13/CPC 46 specify that fair value should reflect market expectations about the probability that the future economic benefits associated with the asset will flow to an acquirer. Therefore, any analysis should generally reflect assumptions which would be common to any market participant if it were to buy or sell each identified asset on an individual basis.

Definition of fair value

IFRS 13/CPC 46: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (Paragraph 9).

Thus, the fair value should be estimated with reference to ‘market participants’ in general but exclude synergistic values that are unique to a particular buyer. In this context, market participants would include potential buyers that have an ability to acquire and would take an active part in managing the acquired company or assets. Such ability would be evaluated in the context of financial ability as well as a plausible post-combination operating strategy.

In accordance with this definition of fair value, all projected financial information used in our valuation excluded acquirer -specific synergies but included those common to market participants

The estimated fair value of the company was calculated following the assumption of closing activities by the end of the concession agreement amendment.

Methodology

For this business valuation, the Income Approach was adopted, through the Discounted Cash Flow (DCF) method. According to the DCF method, the value of a business is equal to the present value of the expected cash flows that it will generate.

The DCF analysis here presented refers to operating cash flow, also known as Free Cash Flow for the Firm (FCFF). The projections of FCFF are considered cash flows from operating and investment activities of the evaluated company. The FCFF is discounted by a rate that reflects the cost of all the company's capital structure, called WACC - Weighted Average Cost of Capital. The Present Value of FCLF is the Enterprise Value, which is adjusted based on the balances of non-operating assets and liabilities of the company, to calculate the Equity Value.

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General Considerations

As requested by the IFC, EY has performed a valuation analysis of Celg D on reference date of June 30, 2015.

The results of our analysis will be used only for the purposes of supporting the estimated Fair Value of

Celg D.

In order to calculate the estimated Fair Value of the Company we considered the following procedures:

„ Obtaining Market information;

„ Obtaining the operating projections from Quantum company, technical consultant hired by IFC, considering three scenarios;

„ Discussions and meetings with executives and employees of Celg D during the work;

„ Obtaining historical accounting, operating and managerial data of Celg D; „ Analysis of the market in which Celg D operates;

„ Projection of financial statements of Celg D (Income Statements, Balance Sheet and Cash Flows) based on financial information provided by Managament and in market analysis;

„ Business valuation of Celg D performed by applying the Discounted Cash Flow methodology (DCF); and

„ Calculation of the discount rate that best represents Celg D and its market sector, used to estimate the present value of cash flows and its residual value.

The results on this report depend on the assumptions that serve as basis for the projections. The Discounted Cash Flow methodology does not anticipate changes in the external and internal environments in which Celg D is involved, except for those mentioned in this Report.

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General Considerations

General assumptions

„ Value Standard: Fair value;

„ Reference date: June 30th, 2015;

„ Methodology: Income Approach – Discounted Free Cash Flow to the Firm;

„ Projected period: from July 1st, 2015 to July 7th, 2045;

„ Currency: Free Cash Flows were projected in Brazilian Reais (BRL) in nominal terms (considering the impact of inflation);

„ Discount rate: WACC 10,79% p.a. in nominal terms, details on page 65 and Appendix 8.3;

„ Adjustments: Non-operating Assests and Liabilities were not considered in the cash flow projections. When observed, it was treated separately and added or subtracted from the present value of cash flows, impacting the Enterprise Value; and

„ Specific assumptions: Assumptions were based on financial statements provided by Company , managerial data provided by Management and information provided by Quantum, transaction technical consultant hired by IFC.

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Valuation results

Equity Value
(BRL Millions)

Equity Value - Base 5 years	2,753.29
NPV FCFF	3,361.09
NPV indemnification	1,179.70
NPV Tax benefit from deferred tax asset	501.68
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)
Equity Value - 3 years	2,768.26
NPV FCFF	3,376.38
NPV indemnification	1,176.20
NPV Tax benefit from deferred tax asset	504.86
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)
Equity Value - GDP Goiás	2,847.05
NPV FCFF	3,423.64
NPV indemnification	1,209.79
NPV Tax benefit from deferred tax asset	502.79
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)

Source: EY

Based on the information received and work performed, our valuation resulted in a fair value range estimative, for 100% of **Celg Distribuição S.A.** shares, from **BRL 2.753.292 thousand (two billion, seven hundred and fifty three million and two hundred ninety two thousand Reais)** to **BRL 2.847.052 thousand (two billion, eight hundred forty seven million and fifty two thousand Reais)**, as of June 30, 2015. The composition of **Celg D**'s value is shown alongside for the three scenarios analyzed.

The three scenarios presented represent variations in assumptions related to market growth, Capex value and schedule and the time to adapt the quality level of **Celg D**'s service to regulatory requirements. For the purpose of a reference value, we recommend the result of the scenario named "Base 5 years" of **BRL 2.753.292 thousand (two billion, seven hundred and fifty three million and two hundred ninety two thousand Reais)**, as of June 30, 2015.

Equity Value - Scenario Base 5 years
(BRL Millions)

3,361
1,180
502
5,042
(2,289)
2,753
NPV FCFF
NPV indemnification
NPV Tax benefit from deferred tax asset
Non operating assets
Non operating liabilities
Equity Value

Source: EY

It is noteworthy that the values presented above consider the renegotiation of **Celg D**'s debt, in foreign currency, with Itaipu, which generates a positive impact of BRL 152,253 thousand (one hundred and fifty two million and two hundred and fifty three thousand Reais) in the **Company**'s value in each scenario. The debt renegotiation process with Itaipu was not publicly completed by the date of issue of this report and it depends on ANEEL's authorization as stated in Law n°. 13,182 from November 3, 2015. The assumption of reducing the debt amount with Itaipu was indicated by **IFC** and oriented by BNDES and the Ministry of Mines and Energy.

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Valuation results

Values range
(Enterprise Value/ Adjusted net operating revenue)

Market multiples 0.44 1.82
Celg D 1.24 1.26
Market multiples average 1.06
Light 1.02
COSERN 1.38
Elektro 0.74
COELCE 1.13
CELPE 0.61
CEMAR 1.82
CELPA 1.35
Eletropaulo 0.44
0.00
0.50
1.00
1.50
2.00
Enterprise Value/ Adjusted net operating revenue

Source: S&P Capital IQ/ Financial Statements/ EY.

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Valuation results

It is important to highlight that we did not independently investigate or otherwise verify the data provided by Celg D or any other consultants hired by IFC, and do not express an opinion or offer any form of assurance regarding its accuracy or completeness. Additionally, our recommendations and calculations, presented in this report, are based on industry market expectations as well as on the existing macroeconomic conditions on the reference date of our work, which may be different in the future and hence impact the operations of the evaluated company.

We assume that Management consistently analysed the factors that may affect the presented forecasts, as well as not omitted any relevant information that can significantly impact the result of our analysis.

2.	Macroeconomic Analysis
2.1 Macroeconomic Analysis

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Macroeconomic Analysis

Macroeconomic overview

In undertaking the valuation of a business and its assets, it is important to understand the economic trends prevalent in the country in which the business operates. Given that Celg D operates in Brazil, a brief overview of the country economy is presented in the following sections.

The analysis below refers to the information as of 14th August, 2015, and has been prepared passed on information from the Central Bank of Brazil (BACEN), Focus Report, Getúlio Vargas Foundation (FGV), Global Insight and JP Morgan .

Brazilian economy 3

Economic Activity

In 2014, economic activity reported a 0.1% growth, reflecting the weak performance of the industry segment, which dropped 1.2% in year-over-year terms. Both agricultural and services sectors posted positive growth in the period, of 0.4% and 0.7%, respectively. For 2015, main financial indicators anticipate a decrease in GDP growth of 1.99% in 2015 and of 0.10% in 2016.

Inflation

The Brazilian official inflation index, the IPCA4, was reported at 6.4% in 2014. According to market expectations, the IPCA is projected at 9.34% in 2015 and 5.50% in 2016. On the other hand, the IGP-M index posted a 3.75% increase in 2014. For 2015, market expectations point to IGP-M5 variation of 7.74%, decelerating to 5.62% in 2016.

3 Market expectations refer to projections of expectation systems, as of August 14th, 2015, provided by the Brazilian Central Bank. 4 Índice de preços ao consumidor amplo (IPCA) - Extended National Consumer Price Index.

5 Índice Geral de Preços do Mercado (IGP-M) - Market General Price Index. Calculated by Getúlio Vargas Foundation (FGV).

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Macroeconomic Analysis

Monetary Policy

In the meetings of July 28 and 29, the COPOM 6 took into account the macroeconomic situation and the Brazilian inflation perspectives, and decided to raise the Selic rate by 0.5 b.p., to 14.25% p.a. To determine this decision, the COPOM considered the persistent high inflation levels.

Country specific risk7

The EMBI +, better known as Brazil Country Risk, is calculated by JP Morgan, bank of relevance in dealing with securities in emerging market countries. The index explains the difference in daily performance of the U.S and emerging countries debt securities and it is an indicator of the financial health of the relevant country. The index ended May at 294 basis points, which indicates a difference of 2.94% between the performance of Brazilian bonds and the U.S. securities. The monthly average was 281 basis points and the average for the last twelve months was 258 basis points.

The macroeconomic assumptions used as the basis for the transaction are presented in the table below. After 2020 values remain constant, except for the exchange that is adjusted for inflation differential (IPCA x CPI).

Index	2015	2016	2017	2018	2019	2020
GDP Goiás	-0.4%	2.1%	3.3%	3.8%	3.9%	3.9%
GDP Brazil	-2.0%	-0.1%	1.5%	2.1%	2.2%	2.2%
GDP Brazil Services	-1.3%	0.0%	1.4%	1.7%	1.7%	1.7%
GDP Brazil Industry	-3.7%	-0.6%	1.2%	1.6%	1.9%	1.9%
GDP Brazil Agricultural	2.6%	2.2%	2.8%	3.1%	3.2%	3.2%
IPCA	9.3%	5.5%	4.7%	4.7%	4.6%	4.6%
IGP-M	7.7%	5.6%	5.1%	4.9%	4.8%	4.8%
Exchange (BRL/ USD)	3.2	3.5	3.5	3.6	3.6	3.7
Selic	13.6%	13.2%	11.2%	10.4%	10.1%	10.1%
U.S. Inflation (CPI)	0.7%	1.8%	2.0%	2.1%	2.1%	2.1%
Differential inflation (IPCA x CPI)	8.6%	3.6%	2.7%	2.5%	2.5%	2.5%
Sorce: BCB, J.P. Morgan, BMI Research and Quantum

[6] Comitê de Política Monetária do Banco Central – Brazilian Central Bank Monetary Policy Committee.
[7] Source: Embi+, calculated by JP Morgan.
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3.	Market Overview
3.1 Energy Market Overview

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Energy market overview

Electric Energy Generation in Brazil

4.3%
1.5%
28.2%
66.0%
Hydro-electric
Thermoelectric
Thermonuclear
Wind power

Source: EY / ANEEL

Electric Energy Market in Brazil

- Introduction

The Brazilian electric sector went through deep transformations, intensified within the last years with the implementation of the new model for the Brazilian Electric Sector. Between 2003 and 2004, the Federal Government launched the basis for a new model for the electric sector, with legal foundations in laws no 10,847 and 10,848, from March 15th, 2004; and by Decree nº 5.163, of July 30th, 2004.

However, the major regulatory framework of the sector in recent years began with the MP[8] 579, September 2012. In this MP, later converted into Law 12,783 / 2013, the generating and transmission companies were able to advance to renew their concession contracts since their prices were regulated by ANEEL.

The Brazilian Electric Energy Market is composed by the following sectors:

- Energy Generation Segment: responsible for producing electric energy and injecting it in transport systems, so that it is taken to consumers. Due to the vast number of upland rivers, the country's energy matrix is essentially hydraulic that represents nearly 65.0% of total electric generation in Brazil. Factors as: (i) the need to guarantee energy supply for country development; (ii) the new electric sector model from 2004; and (iii) environmental restrictions, which impose difficulties to obtain licenses to flood large tracts of land, have boosted the search for new energy generation sources, such as wind energy (4.3% of total matrix generation). As presented in the exhibit aside, thermoelectric plants correspond to 28.2% of total generation, while nuclear power plants represent nearly 1.5%;
- Transmission: in charge of transporting large amounts of electric energy, originated by the energy generation segment, operating in lines with power tension superior to 230 thousand volts. In Brazil, this segment is composed by 77 concessionaries, which operate and administrate more than 100 thousand kilometers of transmission line through the country;
- Distribution: responsible to provide energy to small and medium consumers, the companies receive electric energy from the transmission companies and convert to Primary Distribution Voltage. This segment is composed by 63 concessionaries ; and
- Commercialization: relatively new segment, related with the structuration of Brazilian electric segment from 1990 onwards. Commercialization agents act as intermediators between power plants and free consumers.

8 A provisional measure that may be converted to a law.

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EY

Energy market overview

Regulatory Structure

MME: Ministry of Mines and Energy	
CNPE: National Energy Policy Council	
ANEEL: National Electric Energy Agency	
CCEE: Chamber of Electric Energy Commercialization	ONS: National Electric System Operator
EPE: Energy Research Company	CMSE: Monitorung Committee of Electrical Systems

Source: EY / ANEEL

Regulatory Structure

The Brazilian energy sector is highly regulated by corresponding institutions. According to ANEEL[9], the main regulating institutions are:

- ANEEL

The Brazilian Electric sector is regulated by the Brazilian Electric Energy Agency, created through law number 9,427 from 1996. It's an special government agency, responsible for regulating and monitoring the generation, transmission, distribution and commercialization of electric energy; to mediate interest conflicts between the agents of the electric sector and between this agents and final consumers; to concede, authorize and allow installation and electrical services; to ensure the application of fair rates; to provide services quality; demand new investments; stimulate competition between agents and ensure the universalization of services.

After the promulgation of the Law of The New Electric Sector Model, the main responsibility of ANEEL became the regulation and supervision of the electric sector, in line with the electric sector policy, as decided by the MME.

- CCEE (Chamber of Electric Energy Commercialization)

The CCEE was created by law number 10,848/2004 and is regulated by decree number 5,177/2004. It is a non-profit private entity. Controlled and monitored by ANEEL, CCEE's objective is to allow the commercialization of energy in the SIN (National Interconnected System). It is constituted by a group of agents that operate in the market of selling and buying electric energy.

One of the main attributions of CCEE is to conduct public auctions within the Regulated Electric Energy Market (ACR). Besides that, CCEE is responsible for:

- Registration of all Power Purchase Agreements in the Regulated Market (CCEAR) and the contracts arising from agreements and contracts entered into adjustments in the Free Market (ACL); and
- Accounting and short-term transactions settlement.

[9] *Agência Nacional de Energia Elétrica – ANEEL* (Brazilian Electricity Regulatory Agency)

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EY

Energy market overview

„ CMSE

The CMSE was created 10 to monitor and permanently measure the continuity and security of energy supply throughout the national territory, proposing preventive measures to restore the proper service conditions, including actions involving demand, hiring contingent reserve for supply and other.

According to the Decree nº 5,175/ 2004, the CMSE is chaired by MME and is composed as follows:

• Four representatives of MME; and

• Members of the following organs: I. ANEEL; II. ANP – National Petroleum Agency; III. CCEE; IV. EPE; e V. ONS.

„ CNPE

The CNPE is an agency that advice the president. It establishes a national energy policy, and its main responsibility structurally secures the supply in the country. It was created in order to promote the rational use of energy resources in Brazil and ensure the supply of energy throughout the country, including in remote areas and difficult to access.

„ EPE

The EPE was created by Law. 10,847 / 2004 and regulated by Decree. 5,184 / 2004.

Linked to the MME, EPE is responsible for conducting strategic research in the energy sector, including electricity, oil, gas, coal and renewable energy sources. In other words, it is responsible for the design of the expansion of generation and transmission systems. The research conducted by EPE will be used to support the MME's actions.

[10] Law nº. 10,848/ 2004.
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Energy market overview

Evolution of the energy market in Brazil
(millions of consumer units and TWh)

282.27
250.63
251.98
263.14
282.29
285.35
299.48
307.71
316.88
326.55
342.55
54.45
56.22
58.26
60.69
63.07
65.02
67.45
69.62
72.10
74.60
77.07
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Millions of CUs
Consumption in TWh

Source: EY/ABRADEE

- MME

Federal government agency responsible for national energy policy (geology and mineral and energy resources). It is responsible for planning, management and development of such laws, as well as for supervising and controlling the implementation of these policies, whose goal is the national energy development.

The MME[11] competencies include areas such as geology and mineral and energy resources; exploitation of hydropower; mining and steel; oil, fuel, electricity and even nuclear energy.

- ONS

Established in 1998 in order to operate the National Interconnected System (SIN) and administer the basic network transmission. In short, your main task is to coordinate and control the generation and transmission of SIN operations, subject to regulation and supervision by ANEEL.

Its institutional mission is to ensure the users of the SIN continuity, quality and efficiency in terms of cost-effective supply of electricity. The ONS's duties also include: (i) propose the expansion of the basic network facilities as well as the strengthening of the existing systems which shall be considered when planning the expansion of transmission systems; and (ii) propose standards for the operation of the basic network facilities of SIN that will be approved by ANEEL.

It is a private non-profit entity, created by the generators, transmission companies, distribution companies and free consumers.

Others Agents of the Electricity Sector

In addition to the regulatory agents, other players operating in the energy market in Brazil are described below.

- Independent power producers

As a result of the electricity sector restructuring, other companies in addition to dealers started producing and trading electricity. These are the independent producers, companies or consortia authorized by ANEEL to produce power and sell this production, in whole or in part, in the market, at your own risk, guaranteeing free access to transmission and empowerment systems to enter into bilateral contracts. In the new scenario, the performance of independent producers is crucial for the sustainable development of the energy sector. Its membership is APINEE, created in 1995, and since then working to promote sustainable development of the Brazilian electricity sector, particularly within the generation.

---

[11] As established in 2003 by Law no. 10,683 / 2003.

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Energy market overview

Distribution of UC by customer by class

(% of total consumer units in 2015)

06%
07%
01%
Residential
Industrial
Commercial
Rural
86%

Source: EY/ABRADEE

- Electricity Brokers

Companies that, even without being owners of power plants and electrical systems, are authorized to do business in the energy trading environment, contributing to rationalization of the market, increasing competition and hence maintaining the balance of prices. Importers / exporters and independent power producers also act as brokers.

- Consumers

The electricity consumers can be divided into:

- Captive consumers: the power purchase is made directly with the concession or permission, which has the right to make the distribution service. It has no ability to negotiate prices, subject to supply tariffs set by ANEEL. It purchases electricity from distributors who have acquired this power through auctions and therefore they need to pass these costs on to the consumer.
- Free consumers: they can freely choose the commercial terms of electricity service's procurement (price, term and vendor), and they can be flexible on the amount consumed. Any consumer with contracted demand equal to or greater than 500 kW at any hourly-seasonal segment can choose to be a free consumer. However, only consumers with demand equal to or greater than 3 MW, receiving voltage equal to or greater than 69 kV, can buy power from any supplier. In the case of connected consumers after July 8, 1995 (referred new customers), no restrictions on power supply voltage is applied. That is, it only needs to have a demand equal to or greater than 3 MW to buy energy from any supplier.

Power distribution in Brazil

The energy distributors are in charge of distributing the energy acquired through auctions, to the consumers connected to the electricity network company. The networks may be air type (supported by poles) or underground type (with cables located in underground pipelines). In turn, the distributors can operate low voltage (primary network) and medium voltage (secondary network). In the first case, the voltage varies between 110 and 440 volts, whereas if the secondary network voltage ranges from 2.3 kV to 44 kV. The power distribution sector in Brazil is fragmented, with 63 distributors across the country. Together, the top ten players represent approximately 63.0% of the energy distribution in Brazil.

According to ABRADEE[12], Brazil has more than 77.1 million consumer units (UC). This represents an increase of approximately 2.5 million compared to the number of UC in 2013. Each UC is a set of facilities/electrical equipment which are characterized by receiving electricity at one delivery point with individualized and corresponding measurement a single consumer. The total electricity consumption also increased in the period, from 326.6 TWh in 2013 to 342.5 TWh in 2014, an increase of 4.87%.

[12] Associação Brasileira de Distribuidores de Energia Elétrica (Brazilian Association of Energy Distributors)

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Energy market overview

Energy consumption per client class
(% of total GWh consumed in 2014)

14%
24%
05%
18%
39%
Commercial, Services and Others
Industrial
Residential
Rural
Others

Source: EY/ANEEL

The most representative consumption unit class is the residential one, with 85.5% and commercial sector with 7.2%. Also according to the association, 60.0% of the energy distribution is done by private companies.

In 2014, households accounted for 38.7% of total energy consumption, equivalent to approximately 133.7 GWh. Although commercial and other sectors accounted for 24.1% of the consumption of energy (83.3 GWh), followed by industry (18.0%, or 62.0 GWh), as shown in the chart.

Regulatory environment of Power distribution

Power purchase agreements types

According to the New Energy Sector Model, the purchase and sale of energy will take place in two markets: (i) Regulated Market, which includes procurement of electricity by distributors through auctions to meet the needs of their total markets; and (ii) Free Market, which is the buying and selling of electricity traded freely by the generating companies, consumers and brokers.

- Regulated Market

In the Regulated Market, the distributors buy energy for their markets through public auctions regulated by ANEEL and operated by CCEE. Energy purchases will be made by two types of contracts: (i) Energy Amount Contracts and (ii) Energy availability Contracts. These forms of contracts are formalized in a PPA:

- Energy Amount Contracts: generator commits to supply a certain amount of electricity and assumes the risk that this power supply is affected by hydrological conditions, winds, fuel supply, between others, which could reduce the produced or allocated energy, in which case the generators must buy energy from another source in order to fulfill its commitment to supply.
- Energy Availability Contracts: generator undertakes to deliver a specific amount of capacity for the Regulated Market. If the generator has an electricity availability contract, there will be no adjustment of differences for generating, considering that the net result of accounting for differences of all generating contracted will be allocated to the group (pool), than it will be transferred to the consumers. However, the additional costs may be incurred by the distributors will be passed on to consumers too.

The Law of New Electricity Sector Model establishes that the forecast of each distribution market is the main factor in determining the amount of energy to be hired by the system. It requires distribution companies to contract 100% of their projected electricity needs, not the 95% stipulated in the previous model. The failure to attend all the market share can lead to fines for the distribution's concessionaires.

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Energy market overview

The energy produced by Itaipu is sold in the CCEE by Eletrobrás, through contracts registered with the Accounting and Settlement System (SCL

„ Free Market

In the Free Market, electricity is traded between generation concessionaires, independent power producers, self-producers, marketing agents, importers of energy and free consumers, essentially in line with the current institutional model before the enactment of the Law of New Electricity Sector Model. Potentially free consumers, with agreements that do not stat the supply period, can only opt for Free Market.

Once the consumer has chosen the Free Market, it can only return to the Regulated Market by notice to the local distributor five years in advance or within a shorter period, at the discretion of the distributor.

The purpose of this advance notice is to prevent opportunistic behavior on the part of potentially free consumers by ensuring that the distributor can buy additional energy in the Regulated Market without the fact that it does not constitute additional costs to their captive market.

In order to minimize the effects of losses arising from consumers who choose to act as free consumers, distributors can reduce the amount of energy purchased from generators according to the amount of energy that will not be distributed for free consumers. State-owned generators may sell electricity to free consumers, but unlike generating private sector, they should do so through public processes that will ensure transparency and equal access for interested parts.

The new rules establish that energy distributors must comply its energy contracting obligations, primarily, through public auctions.

Existing Energy Auction, New Enterprises and Adjustments

The energy auctions are extremely important for the sustainability of the Brazilian electric sector, and through these that the granting of new plants and the closure of contracts is carried out to meet the future demand of energy distribution. The notices of the auctions are prepared by ANEEL, in accordance with the guidelines established by the MME.

• New Energy Auction: are intended for energy ’s procurement provided by power plants in the design phase or under construction. For new generation projects, auctions are held (i) five years from the date of hire (called A-5 auctions), and (ii) three years from the contract date (called A-3 auction) .

• Existing energy auction: designed to serve the distributors in the year after the agreement, the energy will be provided by enterprises that are already in operation. These auctions are conducted a year before the initial delivery date (referred to as A-1).

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Energy market overview

Purchase Transfer Limits

The rules also set limits for the transfer of power purchase costs to the final consumers. The current reference value (RV) corresponds to the average energy prices between A-5 and A-3, calculated for all distribution companies. Thus, it establishes an incentive for distribution companies to contract their energy demands in the A-5 auction which will have lower prices than the A-3 auction.

Supply –Itaipu Energy

The energy generated by Itaipu is traded by Eletrobrás through contracts recorded in the SCL. The volumes that must be purchased individually by the distribution utilities are set by quotas set by ANEEL, in proportion to the consumer market for each distributor. The energy generated by Itaipu is traded in US dollars, and the rate determined according to the Brazil-Paraguay treaty. As a result, Itaipu rate suffers an increase or decrease according to the exchange rate of the dollar.

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Energy market overview

Restricted Activities

Distribution companies linked to the SIN are prohibited: (i) to develop activities related to power generation and transmission, (ii) to sell electricity to free consumers, (iii) to hold, directly or indirectly, any interest in any other company, or (iv) to develop activities that are unrelated to their respective concessions, except those permitted by applicable law or stated in the concession agreement.

Draft of New Concession Contracts for Public Service Provision of Power distribution

Technical Note – ANEEL

On September 4, 2015, was published by ANEEL Technical Note No. 033 512 015-SCT-SFE-SFF-SRD-SRM / ANEE which presents the results of the public hearing No. 038/2015, established in order to improve the new concession agreements for provision of public electric power distribution, pursuant to Decree n ° 8461/2015 and Law 12783 of January 11, 2013. According to the Decree number 8,461, the concessionaire operations should follow standards and pre-defined criteria such as:

„ Efficiency in terms of service ’s quality : the distributors will be evaluated by continuity of service, characterized by the frequency and duration of power outages (FEC and DEC). For the five years of the valuation period the distributors must meet the continuity limits to be set by ANEEL, through a continuous improvement path;

„ Efficiency in terms of economic -financial management: the distributors must commit to preserving, throughout the concession, the condition of economic -financial sustainability in managing their costs and expenses, the level and structure of its debt, the replacement investments, improvement and expansion, beyond the payment of taxes and distribution of dividends;

„ Operational and economic rationality and reasonable tariffs: the distributors do not have full autonomy to set the rates charged to users, since the Brazilian power distribution segment has a number of features that create market power for companies that hold concessions, for example, the monopoly conferred by the public concession service.

These criteria should be achieved through continues improved metrics, as established by the Union. The technical note points out that in the case of noncompliance of the goals set out in the concession extension criteria for two consecutive years, or any of the goals at the end of the period five years, the process of concession ’s termination will start. The operator may, however, submit a transfer of corporate control plan as an alternative to such extinction.

Tariff Adjustment

Concession agreements for energy distribution rely on the definition of review mechanisms and tariff adjustments. These mechanisms determine the amount of fees to be used by companies for the supply of electricity.

Tariff Adjustment are determined in order to ensure economic -financial balance for the electricity distributors. In order to achieve the necessary balance and consequently meet the costs, expenses and

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Energy market overview

adequately remunerate the capital invested in power distribution, concession contracts specify three mechanisms of tariff update: (i) Annual Tariff Adjustment; (ii) Periodic Tariff; and (iii) Extraordinary Tariff Review.

From January 2015, it was implemented the Tariff System Flags, which provides changes in the cost of electricity due to the power generation conditions. The system has three flags:

- Green flag: favorable conditions for energy condition without tariff increases;
- Yellow flag: more favorable generation with BRL 0.0025 increase for each kilowatt hour (kWh) consumed; and
- Red flag: more expensive generation conditions. The tariff will be increased by BRL 0.055 for every kilowatt hour (kWh) consumed.

Annual Tariff Adjustment

The annual adjustments to electricity distributors are based on the Tariff Repositioning Index (IRT- Índice de Reposicionamento) defined by ANEE's parametric formula in order to offer to the concessionaire the view of concession economic-financial balance will not be affected by inflation, thus allowing a portion of the period efficiencies return to the distributor.

For calculation purpose of Tariff Repositioning Index, the distribution revenue, excluding the PIS/PASEP, COFINS e o ICMS[13], is divided into two parts:

- Component A: corresponding to the items cost: (i) Sector Charges; (ii) Energy purchased; (iii) connection costs and use of transmission facilities and / or Power distribution; and (iv) Irrecoverable revenues; and
- Component B: corresponding to operating and capital costs, including depreciation expenses of the power distribution segment, as regulation of ANEEL.

According to the procedures of tariff regulation defined by ANEEL, the parametric formula that sets the Tariff Repositioning Index for the distributors is:

$$IRT = \{ VPA1 + VPB0 * [(IVI) \pm (X\ Factor)]\} / RA0$$

Which:

I. VPA1: It means the value of "Component A" considering the conditions prevailing at the date of adjustment and the energy market assured the concessionaire in the 12 months before the current adjustment in progress;

[13] Programs of Social Integration and Civil Service Asset Formation (PIS / PASEP) Contribution to Social Security Financing (COFINS) and Tax on Transactions on the Circulation of Goods and Transportation Services Delivery Interstate and Intermunicipal and Communications (ICMS).

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Energy market overview

II. VPB0: The remaining value of the concessionaire's revenue minus the "Component A"; calculated based on the difference between the annual distribution of revenues in the previous 12 months and the value of "Component A" referring to the previous 12 months, ie, based on prevailing conditions at the time of the previous adjustment;

III. RA0: Revenue calculated considering the rates approved in the previous reference date and the reference market, not including the PIS / PASEP, COFINS and ICMS;

IV. IVI: the index number obtained by dividing the contents of the IGP-M (Brazilian Index) or index to succeed him, the month prior to the adjustment processing and the month prior to the "Previous Reference Date". In the event there is no a substitute index, ANEEL will establish new index to be adopted;

V. X Factor: index for passing on to customers the gains made by the concessionaire in future periods (between tariff adjustments) .

The concession agreement of each distributor provides for an Annual Tariff Adjustment. The adjustment can be done with a maturity of less than one (1) year if the legislation will thus allow.

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Energy market overview

Periodic Tariff Adjustment

The Periodic Tariff Adjustment aims to analyze after a predetermined period in the contract, the economic -financial balance of the concession. So, it is calculated a new value of revenue for the distribution service, that is, for "Component B" of the annual adjustment.

It is an ordinary review, provided in the concession agreements, to be performed considering the changes in the cost structure and the distribution market, tariff levels observed in similar companies in the domestic and international context, and incentives for efficiency and low tariffs. The return on capital of a distributor depends fundamentally on the regulatory asset base and the cost of regulatory capital (regulatory WACC) . The regulatory asset base is calculated according to the procedure set by ANEEL and includes the assets of concessionaires linked to the concession of the public service of power distribution. The regulatory WACC defined as tariff regulation procedures effective from March 2015 to December 2017 is 8.09% p.a. in real terms and net of taxes. During the review process are also defined regulatory percentage of non-technical losses and the X 14 Factor, both metrics will be used in subsequent tariff readjustment process review.

Extraordinary Tariff Adjustment

The Extraordinary Tariff Adjustment may occur at the request of the distributor, whenever there is any significant event that generates significant economic -financial imbalance for the concession. It also can be ordered in the case of creation, modification or termination of legal taxes or charges, if it is shown that it can impact the company’s activities.

[14] Percentage to be subtracted from the Inflation Variation Indicator - IVI, when the implementation of the annual tariff adjustments between periodic reviews with a view to share with consumers productivity gains estimated for the period.
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4. Celg Distribuição S.A.
4.1 Celg D Overview 4.2 Historical financial analysis 4.3 Debt Analysis 4.4 Concession agreement covenants

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Celg D Overview

Ownership Structure – Celg D on June 30, 2015
(% of total shares)

Centrais Elétricas Brasileiras S.A. (50.93%)
CELPGPAR - Companhia Celg de Participações (49.00%)
Other shareholders (0.07%)
Celg D

Source: EY/ Audited Financial Statement

Energy consumption in Goiás – by classes and average consumption
(Consumption in TWh and Average consumption in MWh)

14
12
10
8
6
4
2
0
4.14
4.26
4.31
4.36
4.45
2011
2012
2013
2014
1S15
Residential
Industrial
Commercial
Rural
Other classes
Supply to other distributors
Average consumption

* Annual Average Consumption in 1S15
Source: EY/Management Report /EPE

Celg D is a corporation responsible for the distribution of electricity in the state of Goiás. The company holds the concession for power distribution in 237 municipalities, 391 districts and villages in the state.

The concession agreement signed by **Celg D** for the operation of public power distribution service is expired since July 7th 2015. At the same time of the implementation of our work, the competent agencies are discussing the process that may result in the renewal of this agreement, and the parameters for the ensuing the new agreement has been adjusted. On September 9, 2015 the Brazilian Federal Court of Auditors (Tribunal de Contas da União) authorized the Ministry of Mines and Energy (Ministério de Minas e Energia) to continue the renewal process of concessions of power distribution maturing between 2015 and 2017. In more recent news, dated on October 15, 2015, ANEEL approved the outcome of the Public Hearing 38/2015 with the recommendation, to the Granting Authority (Ministry of Mines and Energy), to extend 40 power distribution concessions including the concession of **Celg D**. The process that will result in the signing of the addendum to the concession contract is underway on the closing date of our work. The financial-economic valuation of **Celg D** assumes the renewal of the concession contract after the signing of the addendum.

The current ownership structure is presented in the chart aside. Since January 2015 **Celg D** is state-owned by the federal government, in which Eletrobrás is the controlling shareholder.

The company served 2.7 million of the consumer units in an area of 33,900 km². In 2014, the company presented 11.8 TWh of revenue, which represented 5.1% higher than the presented in 2013. The energy consumption in the state of Goiás corresponds to 2.7%[15] of total consumption in Brazil, and represented two times higher growth than Brazilian growth: CAGR of 6.0% in the state of Goiás to 3.0% in Brazil, from 2011 to 2014. The average consumption of the consuming units resulted in a CAGR of 4.1% between 2011 and 2014, of 4.14 MWh/CU to 4.36 MWh/CU. This growth reflects the increase in consumption revenue of the company when compared to the number of units served consumption, CAGR of 4.1%. Residential consumer units account for 84.1% of all consumer units of **Celg D** and 36.3% of total consumption revenue. The industrial consumer units account for 0.4% of total consumer units and 20.3% of total consumption revenue. The mix of consumption and consumer units of **Celg D** has not undergone significant changes during the period. In 2014 the company had 211,135 km of low, medium and high voltage networks in the state of Goiás. The total length of the company's networks presented a CAGR of 1.4% between 2010 and 2014. The percentage of 83% of networks is middle voltage, followed by 14% low voltage. Among the indicators that measure the quality of service of a power distribution company stands out the collective continuity indicators DEC and FEC. The Brazilian ranking of service continuity for power distribution companies is published annually by ANEEL and provides information about the quality levels of services of the companies. The continuity of the distributors services is measured based on two indicators: the duration and the interruption frequencies, which considers the concession area limits of each company. The rankings published in the years 2013 and 2014, for distribution companies with revenues above 1 TWh, presented **Celg D** in the last position.

15 Based on the electric energy annual consumption provided by EPE and Management Report of 2014.

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EY

Historical Financial Information

Operating Gross Revenue by clients
(% of total gross operating revenue)

05%
07%
07%
19%
21%
42%
04%
07%
06%
19%
22%
42%
06%
06%
10%
17%
20%
40%
2013
2014
6M2015
Residential
Commercial
Industrial
Other clients
Rural
Public agencies

Source: EY/Management

Income statement
(BRL millions)

	2013	2014	1S15
Net operating revenue	2,989	3,630	2,282
Operating costs	(2,359)	(3,277)	(2,155)
Gross profit	630	353	128
SG&A	(253)	(249)	(117)
EBITDA	377	104	11
Depreciation/Amortization	(105)	(104)	(53)
EBIT	272	(1)	(42)
Financial result	(250)	(561)	(321)
Non-operating result	(15)	(8)	(4)
EBT	7	(570)	(367)
Income taxes	(6)	-	-
Net profit	1	(570)	(367)
Indicadores financeiros			
%, Net operating revenue growth	n/d	21%	26%
Gross margin	21%	10%	6%
EBITDA margin	13%	3%	0%

Source: EY/Management

Historical financial information and other financial indicators

The period considered in the analysis was between 2013 to June 2015. The tables at left summarize the historical performance of **Celg D**.

Summary of historical financial information

Celg D is a company that operates in the power distribution business. Thus, its operating revenue comes from the electricity service supply to residential, industrial, commercial and rural, among others. As seen in the chart, the composition of gross operating revenues (GOR) remained relatively constant over the historical period, most of the revenue being generated by the distribution of electric power for homes, representing an average of 41.2 % of total revenue. The industrial sector represented, in turn, 18.5%.

Net operating revenues (NOR) grew significantly in recent years, with a CAGR of 23.6% in nominal terms, between 2013 and June 2015. The highest growth rates were observed in less representative classes of customers, specifically the government (CAGR of 66.0% in the historical period), utilities (41.1%) and supplies (39.9%). In turn, the sectors that had the lowest growth rates were the individual consumers (CAGR of 7.4% in the historical period), industrial (20.3%) and commercial (20.9%). According to Management information, the number of customers served by **Celg D** increased from 2.6 million in 2013 to 2.7 million in 2014 and finally 2.8 million in July 2015. This growth was accompanied by the amount of growth of electricity provided, which rose from 997.5 MWh in 2013 to 1049.7 MWh in June 2015. Despite the increase in net revenues, gross margin decreased substantially over the historical period, from 21.1% in 2013 to 9.7% in 2014, reaching 5.6% in the first six months of 2015. This result was due to the increase in energy costs purchased for resale, much higher than that of NOR (growth of 43.9% between 2013 and accumulated until June 2015). The EBITDA margin also retreated in the period, as presented in the Income Statement table, from 2.9% in 2013 to 0.5% in the first six months of 2015. This decrease was also due to the increase of energy costs purchased for resale, since it was verified a reduction in general and administrative expenses in the period (decrease of 6.3%).

In addition to the variation of the presented results of operations, we can also see a slowdown in the Net Result rate of **Celg D**, the net margin of the company went from 0.02% in 2013 to -16.07% in the first six months of 2015, mainly because of the increases in costs at operating results, which was directly related to a more intense and involuntary context of exposure faced by the Company in 2014 and in 2015. Regarding the Balance Sheet accounts of the company, in order to verify how solid financial results are, we conducted a Liquidity Ratios analysis. These indicators are used for accounting purposes to assess the company's ability to pay based on the assets and liabilities, in this context, for the years 2013, 2014 and June 2015. The liquidity ratios that will be evaluated are the Current Ratio, General Liquidity and Immediate Liquidity.

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EY

Historical Financial Information

Balance Sheet
(BRL Millions)

Ativo	2013	2014	1S15
Ativo circulante	1,091	1,209	1,433
Caixa e equivalentes de caixa	70	132	142
Clientes	604	670	901
Tributos e contribuições sociais	22	5	7
Serviços em curso	49	68	47
Despesas antecipadas	-	2	2
Componentes regulatórios	-	114	19
Subvenção CDE - Descontos tarifári	18	95	97
Outros	302	90	187
Almoxarifado	25	33	33
Ativo não circulante	2,856	2,988	3,101
Realizável a longo prazo	2,586	2,834	3,026
Investimentos	7	3	3
Intangível	205	89	20
Imobilizado	58	62	52
Ativo total	3,946	4,198	4,534

Passivo	2013	2014	1S15
Passivo circulante	2,133	1,759	2,461
Fornecedores	504	594	864
Tributos e contribuições sociais	373	195	297
Debêntures	-	57	75
Empréstimos e financiamentos	246	303	372
Encargos setoriais	634	228	374
Entidade de previdencia privada	30	31	32
Obrigações estimadas	26	28	48
Outros	319	322	399
Passivo não circulante	2,843	2,367	2,368
Patrimônio líquido	(1,030)	72	(295)
Passivo total	3,946	4,198	4,534

Source: EY/Management

Working Capital
(BRL Millions)

Uses	1,056	907	1,162
Cash and casd equivalents	53	72	96
Clients receivables	604	670	901
Tax obligations	22	5	7
Ongoing service	49	68	47
Anticipated expenses	-	2	2
Other	302	57	77
Warehouse	25	33	33
Sources	**1,537**	**1,046**	**1,019**
Accounts payable - Suppliers	504	594	521
Tax credits	373	195	201
Sector charges credits	634	228	249
Estimated obligations	26	28	48

Source: EY/Management

Ratio	2013	2014	6M2015
Current Liquidity	0.51	0.69	0.58
General Liquidity	0.74	0.98	0.92
Immediate Liquidity	0.03	0.07	0.06

Source: EY/Management

Analyzing the results above, we conclude the indicators do not show results above 1, which is an amount considered appropriate. The ratio above 1 would represent the amount (excess) of assets that the company has to honor its obligations.

The Current Liquidity ratio shows that **Celg D** is not in favorable conditions to liquidate its short-term obligations, since the results demonstrated values under 1 in every year of analysis. The values presented in the table above show that the **Celg D**'s liabilities in the short-term is relatively higher than total assets, also short-term, which turn to a more difficult issue to meet company's obligations in the period.

In the case of General Liquidity ratio in the three years under review, the results also do not exceed the expected 1, reaching 0.74 (2013), 0.98 (2014) and 0.92 (2015), i.e. this result shows that **Celg D**, despite being close to the appropriate ratio in the last two periods, still does not have sufficient assets to honor its long-term obligations. It is noted that even with the increase in the customer's account and long-term receivables, the supplier's values, loans and financing and sector charges also demonstrated an increase, which has impacted the index result.

Finally, the Immediate Liquidity index that assesses the availability of cash of the company before its short-term obligations shows that **Celg D** position in the 3 periods assessed falls below the expected level of 1. This is because the available cash and cash equivalents are considerably lower than the current liabilities of the company.

The quick ratio index, which differs from the calculation of Current Liquidity by reducing inventory of Assets, was not considered in this analysis since the Balance Sheet of **Celg D** does not have the Inventory openly published.

The Working Capital (WC) is the resource used to sustain the day-to-day company; it's the available capital to ordinary course of its business. The WC is very sensitive to changes in the economic environment in which the company is inserted. However, the level of activity of the company can be a factor that affects both the need for working capital as economic conditions, i.e., the higher the financial cycle of the company, the greater the need for capital.

For the verification of working capital volume we used the terms and conditions for payments and receipts of the company provided by the management of **Celg D**. The table at the right shows the units (days and percentages) considered by the company to the composition of Uses accounts and Working Capital Sources.

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EY

Historical Financial Information

Payment and receipts periods of Celg D are not constant, in this sense, it is worth mentioning some of which have considerable variation in recent periods and that can impact positively or negatively the working capital of the company. In this context, the Clients account increased from an average of 77 days to 93 days, indicating major delays in the receipt of amounts owed by customers of the Company, on the other hand the ongoing services has reduced its term of 59.8 days to 37.3, anticipating the receipt of these services.

The Working Capital Sources decreased in the period for payment of Celg D’s Suppliers (from 71 to 54.6 between 2014 and 6M2015) . Also, there was a period of increase over the same period for payment of the Accrued liabilities from 35 days to 56 days, a factor that can balance the point mentioned above.

Finally, checking the amounts incurred of uses and sources for Celg D we conclude a negative result in three years of analysis, resulting of payments balances higher than the receivables balances. The working capital sources have been higher than the application which creates some flexibility of cash and does not require investments in working capital.

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Debt Analysis

Debt balance by Nature

Description	Values in BRL
Suppliers	1.110.545.077
Taxes and social contributions	57.956.699
Debentures	268.131.823
Loans and Financing	832.276.836
Sectorial Charges	191.101.473
Private Pension Funds	135.547.677
Others	13.877.916
Total	**2.609.437.502**

Source: EY/Management

Overview

The reference date considered for the job is June 30, 2015. On that date were identified 37 (thirty seven) existing debt agreement, accounting a debit balance of BRL 2,609,437,501.65. Among these, contracts with suppliers, loans and financing with financial institutions, private pension plan, debenture issue, and others.

The table on the left shows the debit balances of the existing debts of CELG D on the effective date, according with the hiring of nature.

The details of each contract, including all the assumptions, will be presented in Attachment 9.1 of this report.

Financing Agents

The financing agents, being able to have more than one contract with the same institution, are listed below. These are all agents that CELG D has debt on the effective date of the assessment.

- Banco Panamericano S.A.;
- Banco Daycoval S.A.;
- Banco de Crédito e Varejo S.A. (BCV);
- Banco Santander S.A.;
- Companhia Celg de Participações (CELGPAR);
- Intermedium Crédito Financiamento e Investimento S.A.;
- Banco Industrial e Comercial S.A.;
- Banco do Brasil S.A.;
- Banco Bracce S.A.;
- Eletrobras - Centrais Elétricas Brasileiras S.A.;
- *Overseas Economic Cooperation Fund* (OECF);
- Banco de Investimento *Credit Suisse* (Brasil) S.A.;
- Eletrobras Itaipu;
- Eletrobras Itaipu Residual;
- ANEEL;

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Debt Analysis

Hiring Models

Model	Nº of contracts	% do Total de Contracts
Debenture	1	3%
International Agreement	2	5%
Rural Credit	4	11%
REFIS	6	16%
Promissory Note	7	19%
Mutual Recognition	8	22%
CCB	9	24%
Total	**37**	**100%**

Source: EY/Management

- Secretaria da Receita Federal (SRF);
- Fundação Celg de Seguros e Previdência (Eletra).

Currency position in the contract

Aiming to check possible exchange impacts on existing debts of CELG D, it was identified that there are 3 (three) contracts with international currencies, with 1 (one) with Eletrobrás Itaipu contracted in US dollars and 2 (two) international agreements contracted in Yen (Japanese currency) with the Overseas Economic Corporation Fund.

According to the information reported by the management of CELG D, on the closing date of the debit balance (30 June 2015), the exchange for such currencies was BRL 3.10 / USD and BRL 0.025 / ¥.

Hiring models

Among the agreements in effect, it has been identified different contracting models as Promissory Notes (PN), Bank Credit Certificate (CCB), Loan, Debentures, Rural Credit, International Loan Agreement and Tax Recovery (REFIS).

The table on the left shows the distribution of current contracts according to the contracting models previously presented.

Grace Period and Amortization

For each contract there is a distinct specification of the grace period of amortization and interest, which can be seen in Attachment 9.1 of this report.

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EY

Debt Analysis

Amortization System

5%
95%
SAC
PRICE

Source: EY/Administração

Amortization System

In Brazil the most common amortization systems is the Constant Amortization System (SAC), French Amortization System (Price) and the American System (Bullet). Each of which are described below:

1. Constant Amortization System (SAC): installments and decreasing interest with amortization of the fixed principal;

2. French System (Price): constant installments with decreasing interest and amortization of the growing principal;

3. American System (Bullet): fixed interest and the principal are amortized at the end of the payment period.

Of the total contracts in effect (37 - thirty seven), 35 (thirty five) consider the SAC system and only two (2) contracts consider the Price amortization system. There is no record of Bullet contracts.

Index and Interest Rate

The indexes present in the loans and financing agreements in force of the CELG D are the following: CDI, Selic, TJLP, INPC and international currencies contracted.

Guarantees

There are some trends in terms of guarantees, among which: Fiduciary Assignment of 100% to 180% of the contract value, Duplicates of Energy in total amount of financing and earmarked revenues, and in these, the Caixa Econômica Federal is always present as Intervening Bank.

Prepayment

Within the current context of CELG D, it is estimated that in some contracts there are provision for prepayment. So the provisions were analyzed to determine if the company are or not able to close the contract before the specified period.

All contracts allow prepayment, but each one determines how it should be calculated the amount to be liquidated. Some determine a fine on the payment in accordance with the debit balance, other define the future value must be discounted to present value to the hiring rate and still others indicate the calculation for the amount to be settled in the period prior to the contracted.

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EY

Debt Analysis

Short and Long-Term

(BRL millions)

2.500.000.000
2.000.000.000
1.500.000.000
1.000.000.000
500.000.000
-
2012
2013
2014
jun-2015
dez-2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Short-Term
Long-Term

Fonte: EY/Administração

Amortization

(BRL millions)

300.000
250.000
200.000
150.000
100.000
50.000
-
jun-2015
dez-2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Source: EY/Administração

Current Debt Profile

Considering the presented conditions and characteristics, current debts of CELG D were designed aiming to check your current profile. The table on the left presented an analysis of the distribution of short and long term as well as amortization, interest and capitalized fee.

Short and Long Term

The bar chart on the left shows the debt position in the balance sheet of the company, by separating this distribution between the concentration of payments in the short term (up to 1 year) and long term (over 1 year). Analyzing the bar chart, note that in the year 2015 (considering the two semesters represented on the chart by the first two bars), concentrated 66% of the total current debt of CELG D.

From the year 2016 there is a considerable reduction of the total volume, reaching 17% of total debt, however there is a concentration of payments in the short-term this year and the next, which can be harmful to the company's cash.

In 2017 there is a fall of almost 50% of total debt compared to 2016, reaching a total of 8%, and of this, 71% in the short-term and 29 in the long-term. 2018 onwards, the amount represents the remaining 17% of the total debt of CELG D.

In total, CELG D has a concentration of 40% in short-term and 60% long-term.

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Debt Analysis

Amortization

The amortization schedule of existing debt of CELG D is shown in this graph on the left.

Note that there is a large concentration of payments until December 2015 which is when some existing contracts will be finalized.

After this period, there is a constant in the amortization of debts, this occurs once that the most of the debt was contracted by the depreciation system SAC and a few by Price. The non-occurrence of Bullet contracts encourages the amortization schedule of the company.

Finacial Indicators (Covenants 16)

Despite current contracts of CELG D not present clauses that determine minimum covenants to achieve the disbursements, it were defined two indexes (as market parameters) for checking the financial conditions of the company, these being: DSCR 17 (Debt Service Coverage Ratio) and the ratio of net debt to EBITDA.

As the limit of indexes that will be used for the measurement of the CELG D results, will be used the figures provided by BNDES (National Development Bank) as limiting for the abstraction of financing. This way, for the DSCR will be considered the value of 1.318 as a limit and the net debt / EBITDA is 3.5x.

However, as presented in the Intermediary Financial Information Audited (30 June 2015), the operating cash flow for the period was negative and consequently EBITDA calculated is also negative.

For the covenant of net debt / EBITDA, we used the following values: Gross debt = BRL 2,609,437,501.65 Cash and cash equivalents = BRL 142,113,000.00 EBITDA = -BRL 394,310,868.72 (EY) So has net debt / EBITDA <0.

For the DSCR, they considered the values below:

16 Financial Restrictive conditions.

17 DSCR calculation: Cash flow available for debt service / (principal + Interest) .

18 The Debt Service Coverage Ratio (DSCR) designed for each year of the project's operational phase should be at least 1.3 (BNDES) .

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Debt Analysis

Operational flow = -BRL 510,721,000.00 Amortization (Financing Flow) = - BRL 82,406,000.00 The result of DSCR was -6.20.

Thus, the results do not meet the limits established by the BNDES, as previously described.

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Debt Analysis

Debt Balance by Nature

Discription	Contract 1	Contract 2
Financing Agent	FIDC	FIDC
Current Hiring	R$	R$
Contract Value	330,000	160,000
Signature Date	07/22/2015	07/22/2015
Type of Amortization	SAC	SAC
Installments for payment (monthly)	96	96
Amortization Schedule	Monthly	Monthly
Grace Period of Amortization (monthly)	24	24
Interest Capture (Y/N)	Yes	Yes
Grace Period of Interest (monthly)	0	0
Interest Schedule	Monthly	Monthly
Indexer	!00% CDI	100% IPCA
Interest Rate (a.m)	3.00%	9.7%
Fee	1.70%	1.00%
Capitalized Fee (Y/N)	No	No

Source: EY / Administração

New Capture

In April 2014 the CELG D carried out the 1st issue of debentures with Banco Credit Suisse (Brazil) SA totaling BRL 290 million, however, the continuity of operation was linked to extend the Concession Agreement n ° 63/2000 for another thirty (30) years. Once not extended the concession agreement, the CELG D would be obliged to early redeem all of the outstanding debentures.

In order to redeem all outstanding debentures, the CELG D entered into two contracts with a Fundo de Investimentos em Direitos Creditórios (FIDC) on July 22, 2015, totaling BRL 490 million, according to the conditions shown in the table on the left.

The capture of this amount through FIDC was used to comply with the debenture conditions of the contract, once the concession contract was not extended. This way, the debt balance in June 2015 of the debentures was approximately BRL 290 million, including charges. The remaining amount of the FIDC's hiring was made available on the company's cash.

Debt profile with FIDC

Once incorporated the contract value of FIDC and full payment of the debenture, the debt CELG D is replaced by a new profile.

Previously, the CELG D had in effect 37 (thirty seven) contracts that totaled the value of BRL 2,609,437,501.65, after the consideration of two new contracts and closing of the debenture, totaling 38 (thirty-eight) contracts amounting to BRL 2,831,305,678.59.

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Debt Analysis

Short and Long-Term with FIDC
(BRL millions)

Millions
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
jun-2015
2016
2018
2020
2022
2024
2026
2028
2030
Shot-Term
Long-Term

Source: EY / Administração

Amortization
(BRL millions)

800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
-
jun-2015
dez-2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Source: EY / Administração

Short and Long Term

Considering new hires of FIDC for payment of the Debenture, it has a new debt profile of CELG D from July 2015, when the new contracts were signed.

Seen the conditions of new hires, it is understood that the grace period of 24 months to the beginning of amortization, provides an extension of the debt, thus, 53% of total debt is concentrated in the year 2015, 13% less than that seen in the previous scenario.

In 2016, the amount stays in line with the profile seen still with the debenture, about 16% of the total debt of CELG D. In 2017, the year that FIDC's contract begins to be amortized, there is a high concentration of debt, from 8% (profile with the debenture) to 10%.

From 2018 to the end of the projection of existing debts, there is a concentration of the remaining 20% of the total debt amount, 3% more than previously seen.

Amortization

The new amortization schedule of debts CELG D after the inclusion of FIDC contracts is shown in the It should be noted that earlier the amortization was mainly concentrated in the first two years of analysis (2015 and 2016) representing 63% of total amortization, this new scenario though still focusing more than half of amortization, there was a fall of 10 percentage points in this period.

This value now focuses in the following years (2017 and 2018) seen the grace of amortization provided for in the new FIDC contracts. The remaining of debt CELG D amortization extends from 2019 to 2026, totaling 17% of total.

The two new contracts consider the SAC amortization system, maintaining the profile of CELG D contracts where the installments and interest are decreasing and the amortization of the principal keeps fixed by period of hiring

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EY

Debt Analysis

Itaipu Debt

The debt under discussion was contracted in two contracts, signed between 2006 and 2010, during the period which the CELG D not settled its obligations related to purchased energy from Itaipu.

With the federalization of CELG D in 2014, the economic and financial restructuring operation of the company proposed renegotiation of debts, among them the liability with Itaipu. As per the balance in the balance sheet of CELG D, in the first semester of 2015 the foreign currency debt with Itaipu was US $ 349,498 (three hundred forty-nine million, four hundred ninety-eight thousand dollars) . The Company's balance sheet at the effective measurement date considers the exchange rate of June 30, 2015, released by the CCB, BRL 3.1026, which results in balance in real BRL 1,084,354 (one billion, eighty four million, three hundred fifty-four thousand reais).

The law 13,182, approved on November 3rd, 2015, authorizes the conversion of debt into local currency to monthly remuneration by SELIC. Note that this law sets the effective date of the renegotiation of this debt is the first working day of the year in which it gave the inclusion of CELG D on PND – Programa Nacional de Desestatização (National Privatization Program), which corresponds to 02 January 2015. The calculation presented by the Company's management considers the dollar exchange rate on January 2, 2015, and the amount of debt is the net of the difference determined between the payments actually made and the values that should have been paid if the calculation had been made based on Law 13,182. It’s important to emphasizing that there is no formal evidence in the Law that affirms the calculation is retroactive. However, the value reported by the Company involves a refund and / or reduction of the total debt balance of approximately R $ 9,063.

In addition to the debt with Itaipu subject to the Law 13,182, the balance also considers the installment values with Itaipu previously fixed in Reais, of R $ 26,191.

Source: Composition of account balances for accounts: "22012000003 - electricity supply - TCRD 29/06/2012 Itaipu"; "21012000003 - electricity supply - TCRD 29/06/2012 Itaipu"; "21012000002 -electricity supply - national currency" and "22012000002 - electricity supply - national currency", calculation memory "Repac _Itaipu_Pagamentos. MP.677".

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Concession agreement covenants

The clause seventh of the amendment to the concession of public electric energy distribution agreement, announced by ANEEL attached to Technical Note No. 033512015-SCT-SFE-SFF-SRD-SRM / ANEEL, explains about the economic and financial sustainability of the concession. According to the text of the mentioned clause, the distributor is committed to preserving, throughout the concession, economic and financial sustainability condition to manage their costs and expenses, the solvency of debt, investments in replacement, improvement and expansion, as well as responsibility in payment of taxes and the distribution of profits (copy of the first paragraph of the seventh clause of the draft).

The Annex III of the draft addendum to the concession of public electric power distribution contract indicates in its first clause the minimum standards of economic and financial sustainability that are defined for the first five years, from the beginning of the ensuing calendar year of addendum term. The minimum parameter is defined by the expression below.

$$EBITDA - Portion\ for\ Regulatory\ Reintegration - [Net\ Debt \times (1.11 \times Selic)] \geq 0$$

From the given reference value ("5 years base" scenario), the debt balances for the entire projection period were projected. The gross debt at the end of each period and the related financial expenses incurred reflect the assumptions of structure and cost of capital, detailed in the report section 6.3, and the enterprise value calculated for each period of the projection. Exhibit 9.6 details the projected values.

Net debt is calculated by subtracting the balance of operating cash in the end of each forecast period. The Portion of Regulatory Reintegration (PRR) or Regulatory Depreciation Expense presented in the expression is indicated in Exhibit III of the addendum draft as the value set in the last Periodic Tariff Review - PTR, plus the IGP-M each review cycle. The value of PRR designed for each RTP was calculated by Quantum and is presented in detail in Annex 9.6. EBITDA designed subtracted from PRR and financial costs, calculated considering the cost of 111% of the Selic indicated in the submitted expression results in the least measure of financial sustainability shown in Annex 9.5.

In addition to the minimum parameters of financial sustainability, the draft addendum to the concession contract details in the second subsection, first clause of Exhibit III, the criteria of service efficiency with respect to economic and financial management, which will depend on compliance with the following expressions :

I. $EBITDA \geq 0\ (Until\ the\ end\ of\ 2017\ and\ constant\ in\ 2018, 2019\ and\ 2020);$

II. $(EBITDA - QRR) \geq 0\ (Until\ the\ end\ of\ 2018\ and\ constant\ in\ 2019\ and\ 2010t);$

III. $\frac{Debt}{(EBITDA - PRR)} \leq \frac{1}{(0{,}8 \times Selic)}\ (Until\ the\ end\ of\ 2019); e$

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Concession agreement covenants

IV. $\frac{Debt}{(EBITDA - QRR)} \leq \frac{1}{(1{,}11 \times Selic)}\ (Until\ the\ end\ of\ 2019).$

For specific purposes of the draft amendment to the concession agreement for the public service of energy distribution, released by ANEEL attached to the Technical Note No. 033512015-SCT-SFE-SFF-SRD-SRM / ANEEL, in Exhibit III second subsection, the Selic should be limited to the amount of 12.87% p.a., if exceed this percentage. The inequalities are limits that should be achieved by the deadlines set and maintained until the end of the concession agreement.

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5.	Projections
5.1 General Considerations
5.2 Operating Assumptions
5.3 Projected Financial Information

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General Considerations

The concession agreement of Celg D for the operation of public power distribution services is expired since July 7th, 2015. During our work period, the process that may result in the renewal of this agreement is being discussed by the competent agencies, and the parameters of the new agreement have been adjusted.

On September 9, 2015 the Brazilian Federal Court of Auditors (Tribual de Contas da União) authorized the Ministry of Mines and Energy (MME) to continue the renewal process of the power distribution concessions maturing 2014 and 2017. In more recent news, dated October, 21 2015, ANEEL approved the outcome of the Public Hearing No. 38/2015 with the recommendation, to the Granting Authority (Ministry of Mines and Energy), to extend 40 power distribution concessions including Celg D. The process that will result in the actual signing of the concession contract addendum is underway on the closing date of our work.

The economic financial valuation of Celg D assumes the renewal of the concession contract after the signing of an addendum term. Our analyzes are based on the Technical Note No. 033512015 -SCT-SFE-SFF-SRD-SRM / ANEEL which features, among others, the draft addendum to the concession contract for power distribution. Thus, the projection period includes the extension of the concession contract until July 7, 2045. The projected cash flows relate to the period from July 1, 2015 and July 7, 2045. The projections were structured annually except the second half of 2015 that is designed separately.

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Operating Assumptions

The operating assumptions considered in the valuation were based on projections provided by Quantum, technical advisor of the transaction hired by IFC. Monetary values provided by Quantum, were delivered in nominal terms, already including the effects of inflation over the projection period. There were not made any adjustments in the received data. We have identified below the data provided by the company and the treatment given to the projection of operating results of Celg D. The raw data provided by Quantum are in Annex 9.2 Data supplied by Quantum. Assumptions defined by EY over the analysis are specified in the text.

There have been evaluated three scenarios sent by Quantum that differ fundamentally in relation to the conversion time of the CELG D service quality parameters for regulatory targets, investments and market growth forecasts. The service quality goals include the indicators that make up the component "Q" of the X Factor: DEC, FEC, INS, ICO, IAb, RES and IASC. The scenarios used were defined in workshops with the participation of Quantum, IFC, BNDES and Accenture. The main differences between the three scenarios analyzed are presented in the table below.

Quality
Scenario	adjustment	Market growth projection	Capex
period
3 years	3 years.	GDP Goiás growth applies to the five initial years and GDP Brazil applied to the remaining projected period.	Investments to meet the quality limits and restrained demand are anticipated and partially captured by the tariff review of 2017; and investments to keep up with market growth in the long run.
Base 5 years	5 years.	GDP Goiás growth applies to the five initial years and GDP Brazil applied to the remaining projected period.	Investments in quality improvement over the first five years and investments needed to support the long- term market growth.
GDP Goiás	5 years.	GDP Goiás growth applies to all projected period.	Investments in quality improvement over the first five years and investments needed to support the long- term market growth.

Source: Quantum/IFC

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Operating Assumptions

Consumer market

The consumer market of Celg D corresponds to the energy consumption of all units in the state of Goiás. Quantum provided the projections of consumption, in Megawatt -hours per year (MWh / year), the total consumer market, segmented into the following consumption categories:

•Residential;

•Commercial;

•Industrial;

•Others.

As reported by Quantum, the whole market is included in the above consumer categories. The market segmentation in captive and free was also provided. Free consumers are those with the right to choose their energy supplier, usually large industrial consumers. Captive consumers are tied to the utility that serves their address and must buy CELG D energy in this case. The projections for each scenario are presented in Annex 9.2.

Required power

In addition to the required energy to meet consumer, it has to be considered that not all generated energy is delivered to the end consumer. Energy losses are inherent in the nature of the transformation process, transmission and distribution of energy. Therefore, to meet the projected consumer market is necessary to purchase a higher amount of energy. Losses can be segmented between losses in the Basic Grid, which are external to the utility distribution system and have eminently technical origin, and the losses in distribution, which can be of a technical or non-technical nature. Quantum provided the percentage and the regulatory calculation methodology of losses. It is noteworthy that among the market consumption units are free consumers. Not purchase energy from Celg D and only use the distribution network to transport the energy to their address. Thus, the calculation of the energy required considers the losses inherent in the overall consumer market and sold energy, which represents all energy billed by the utility of its captive market, own consumption and energy supplied to other distributors. The modeling of the Energy Balance of Celg D takes the assumption that the company will not have unintended exposures on the need for not contracted power purchase in the long term. Short-term exposures were simulated by Quantum and its impacts are reflected in the presented numbers.

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Operating Assumptions

Energy Sales Price after Taxes and Charges

The selling price of energy to consumers consists of the energy tariff, set, adjusted and reviewed periodically by ANEEL, and applicable indirect taxes. The fee represents the sum of all components of the generation, transportation (transmission and distribution) and sale of energy manufacturing process. There are still added the charges related to fund the implementation of public policies. The fee set by the regulatory agency must have the necessary amount to ensure the power supply, ensure the providers sufficient gains to cover efficient operating costs, adequately remunerate the investment needed to expand capacity and ensure good quality of care. The calculation of the sales price of energy was structured in net terms, i.e. after discounting of indirect taxes and the applicable sector charges. For the calculation of the sales price were used three parameters designed by Quantum for defining the tariff:

• Value of Component A (VCA)

The Component A comprises the acquisition costs of energy, the costs related to connections and use of distribution and / or transmission and the sector charges. In this case, costs have unmanageable structure. As the prices were calculated after taxes and charges, in our modeling we considered only the first two items.

Recognition of Component A in the tariff occurs through a so-called pass-through system, where costs and even its variations (Component A Variation Compensation) are recognized directly in the tariff. In practice, as the tariff adjustments occur once every year and are based on cost estimates for the next twelve months, there are timing differences between disbursements and receipts deviations from the values initially considered in the adjustment. Projections of Quantum assume that there will be no variation between the costs recognized in the readjustment or tariff revision and the actual costs incurred, which could have an effect on the Celg D cash flow. The company's operation is projected in a normal scenario where there will not be an involuntary exposure ahead of the need for not contracted power purchase in the long term. Variations expected in the first years of projection, resulting from involuntary exposure, are included in the figures presented by Quantum. The values of purchase costs and energy transport were provided by Quantum in Reais per MWh (BRL / MWh) and are equal for all consumer categories.

• Value of Component B (VCB)

The Component B comprises the cost of own distribution business and commercial management of customers, subject to the control or influence of management practices adopted by the concessionaire.

Thus, the parcel of the tariff corresponding to the Component B is defined based on manageable costs for the Management of Celg D. The value set for component B takes into account the recognition of

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Operating Assumptions

costs, investments and regulatory parameters, and the concessionaire's ability to optimize them at the time of its completion. This ability is a major driver of value in a power distributor company. The values of Component B, in Reais per megawatt hour (BRL / MWh) and for each consumer class, were provided by Quantum. The projection of these values is the result of annual tariff adjustments and periodic reviews expected during the projection period. The rate charged to free consumers was not treated separately by Quantum and according to information obtained, the estimated tariff for industrial consumers is an average that considers the amounts billed to free customers.

• Losses in the Basic Grid and Losses in the Distribution

Losses in the core network or the distribution are passed on to customers. Thus, Component A costs are calculated based on the required energy, explained above. The selling price of each MWh of energy is the result of the sum of unit values of the Component B and items considered in Component A including losses.

Operating Revenues

The operating revenues projected refer to revenues from supply of energy and other revenues.

Net energy supply revenue is the product of the selling price of energy and the total consumer market.

The other income was projected annually by Quantum and refers to the revenue from sharing of power distribution structure with other companies.

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Operating Assumptions

Losses from receivables
(BRL Millions)

	2014	6M15	Average
Adjusted net revenue[1] - ANR	3,374	2,163	-
Losses	23	7	-
% Losses/ ANR	0.7%	0.3%	0.5%

[1]Excluding the construction revenue
Source: EY/ Audit Financial Information

Cost of Electric Power Service

The Cost of Electric Power Service includes purchasing costs and energy transport (VCA subtracted by the value for the sector charges). The total cost is the product of the required energy and the purchase and transport costs per unit energy, provided by Quantum.

Operating expenses

The projection of operating expenses includes staff costs, maintenance, operation and other (SMOO), costs not recognized in the tariff adjustments and reviews losses and write-offs of receivables. Expenses of SMOO and the unrecognized costs were projected annually by Quantum. Costs not recognized include distribution losses and unrecognized compensation costs related to the level of service quality until the time that **Celg D** suit metrics demanded by ANEEL. The unrecognized costs are added together to the "others" category of SMOO.

Provision for bad debt

Periodically, **Celg D** demonstrates in its financial results the uncertainties regarding the receivable amounts of energy sold and other receivables. This is through the establishment of a composition for doubtful accounts (CDA) in each jurisdiction. Upon the receipt of accrued amounts, reversals are held and in the case of not receiving it, are accounted losses for each period. In this case, the CDA has indirect effect on the cash flow of the company that fails to effectively receive only the amounts written-off for each period. To capture the parcel of non-receipt of the energy sold was adopted the assumption based on historical losses for the **Celg D** in relation to its net operating revenue. The result was a rate of 0.5% which is presented in the table at left.

Investments - Capex

The investments projections were provided by Quantum annually and splitted into two categories:

- Investments in energy assets: This refers to the acquisition of assets directly related to the power distribution activity as substations, distribution networks and others. They are assets comprising the Regulatory Asset Base (RAB).
- Investment in non-energy assets or management: Refers to the acquisition of assets related to administrative structure of **Celg D** as buildings, furniture and fixtures, electronic equipment such as computers, printers and others.

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EY

Operating Assumptions

Balance of assets to depreciate and amortize on 06/30/2015
(BRL Millions)

Asset	Saldo 1S15	Tx. Dep./Am.
Financial	1,967	3.77%
Intangible	20	10.0%
Fixed Assets	52	10.0%

Source: EY/Audited Financial Statements/Management/Quantum

Parameters for calculation of direct taxes

Assumption	Metric	Valor
Income Tax	% EBT	15.0%
Income Tax additional rate	% EBT	10.0%
Additional Income Tax reference value	BRL thousands	240
Social Contribution	% EBT	9.0%
Deferred tax asset - Income Tax	BRL millions	3,106
Deferred tax asset - Social Contribution	BRL millions	2,869
Limit for use of deferred tax asset	% of profit	30.0%

Source: EY/Audited Financial Statements /Management/Quantum

Depreciation and Amortization

Depreciation and amortization of **Celg D** assets were projected for tax purposes. These expenses reduce the tax base of income tax and social contribution when calculated based on the regime of Actual Profit. Depreciation and amortization were splitted into two groups: (i) those from existing asset balances at the valuation reference date; and (ii) the depreciation of new assets, accounted for the projected investments.

Depreciation and / or amortization of existing assets have been projected according to the Fixed Assets, Intangible Assets and financial balances on June 30, 2015. The table at left presents the balances considered in the projection. The fixed and intangible assets correspond to existing assets related to the **Celg D**'s Management, the depreciation and amortization assumption was defined based on an average rate of 10% observed in spreadsheets provided by the management of **Celg D**. The balance of Financial asset is the estimated amount of investment in the acquisition of goods, used in the implementation of the services of the concession, realized and not amortized until the end of the concession, in this case, the first contract signed with validity until July 7, 2015. In case of the end of contract, non-renewal, **Celg D** would have the right to receive cash or another financial asset from the granting authority, as compensation for the reversal of public service infrastructure. Once the valuation assumes the signing of an amendment to the concession agreement and the financial asset balance was based in the NRV (Net Realizable Value) depreciated using the BRR, a depreciation rate of 3.77% p.a. was adopted. This rate was indicated by Quantum for the depreciation of the projected energy assets and also used for the depreciation of the remaining balance. The depreciation rate for future investments on assets related to energy structure was provided by Quantum and corresponds to an average rate of 3.64% throughout the projection period. The depreciation of investments related to the management of **Celg D** (non-electric) has been set at 10%, corresponding to an average observed in control spreadsheets provided by the management of **Celg D**.

Direct Taxes

The taxable Income Statement and Social Contribution system, applied for **Celg D**, is the Actual Profit system. According to the Brazilian tax rules, the rates were defined and applied to Earnings Before Taxes (EBT). Additionally, as indicated by **Celg D**, the company had, on June 30, 2015, accumulated deficit balances which can be offset when calculating the payable tax during the projection period. The main parameters related to the calculation of direct taxes are presented in the table aside.

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EY

Operating Assumptions

Working Capital
(Days)

Uses	2013	2014	1S15	Goal	Driver
Cash and casd equivalents	6.8	8.3	9.9	8.3	Net Revenue
Clients receivables	78.2	77.7	92.8	65.5	Net Revenue
Tax obligations	0.8%	0.2%	0.4%	0.3%	Net Revenue
Ongoing service	55.1	59.8	37.3	37.3	Services
Anticipated expenses	0.0%	0.2%	0.4%	0.2%	PMSO
Other	39.1	6.7	8.0	6.7	Net Revenue
Warehouse	13.5	15.5	12.5	12.5	PMSO
Sources	**2013**	**2014**	**1S15**	**Goal**	**Driver**
Accounts payable - Suppliers	73.2	71.0	45.1	48.3	PMSO + Custos EE
Tax credits	48.3	22.6	20.8	21.7	Net Revenue
Sector charges credits	82.1	26.5	25.6	26.1	Net Revenue
Estimated obligations	32.3	35.0	56.0	33.7	Personnel expenses

Source: EY/ Audited Financial Statements/ Management

Working Capital

To analyze the payment terms and the company's average payment we selected assets and liabilities accounts with current and recurrent conditions, which were included in the balance sheet in the first half of 2015 and in the 2013 and 2014 financial year. Thus, there were excluded from current liabilities balances, debts to suppliers, regulators, financial institutions and others. The setting of payment and receivable account terms were carried out according to the nature of each account by using the historical value of a given year or the average of a certain period. In the case of the receivable and payable accounts we used midterms that correspond to the reality of comparable companies in the energy distribution sector in Brazil, detailed in Appendix 9.4. In this case, we proposed a linear fit of the observed average of **Celg D** to market levels. This adjustment takes place in five years in the Base 5 years scenario and three years on the 3 years scenario. The identification of the accounts and the main parameters used in the projection of the working capital needs of **Celg D** are presented in the table aside.

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Operating Assumptions

Compensation
(BRL Millions on October 14, 2045)

Regulatory Remuneration Base	Base 5 anos	3 years	GDP Goiás
Ongoing fixed asset	54,034	53,337	54,992
Overall utilization index	186	176	188
Special obligations	6,534	6,534	6,534
Fully depreciated assets	5,563	5,563	5,563
Gross Regulatory Remuneration Base	42,352	41,654	43,309
Accumulated depreciation	13,401	12,815	13,663
Net AIS	40,633	40,522	41,329
Depreciated overall utilization index	124	116	125
Regulatory Remuneration Base value	40,509	40,406	41,204
Operating warehouse	92	92	92
Land	248	248	248
Total net Regulatory Base value	29,167	29,063	29,861
Depreciation rate	3.5%	3.5%	3.5%
QRR	1,501	1,477	1,535
Net Regulatory Remuneration Base	29,167	29,063	29,861

Source: Quantum

Compensation

Celg D has the right to receive at the end of the amendment to the concession contract a value on compensation related to the investment undertaken by the company during the contract and that were not amortized by the end of its term. The estimated value of this compensation is calculated from regulatory methodology defined by ANEEL and was calculated by Quantum. The gross amount of compensation at the end of contract for each scenario is presented in the table on the left.

The implicit capital gain in the compensation amount is taxed at 34% (thirty four percent) which is the tax base for income tax and social contribution. The capital gain is calculated based on the difference between the amount of compensation and the net balance of assets recorded as a result of the investments made by the company over the projection period.

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EY

Projected Financial Information

Based on the assumptions described it is possible to project the results of Celg D, the income statement projected for each scenario is summarized below. Detailed results of the entire projection period are presented in Annex 9.3.

Income Statement – Base 5 years
Income Statement (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Net operating revenue	1,989	4,096	4,519	5,089	5,538	5,981	6,464
Electricity Supply	1,965	4,044	4,462	5,028	5,472	5,910	6,388
Other revenues	24	53	57	61	66	71	76
Electricity Supply Costs	(1,423)	(2,850)	(3,120)	(3,402)	(3,710)	(4,022)	(4,365)
Electricity purchased for resale	(1,337)	(2,679)	(2,933)	(3,198)	(3,487)	(3,780)	(4,102)
Transmission System Usage Charges	(85)	(171)	(187)	(204)	(223)	(242)	(262)
Gross profit	567	1,247	1,398	1,687	1,828	1,959	2,099
Operating expenses	(446)	(901)	(912)	(927)	(987)	(1,049)	(1,119)
PMSO	(436)	(880)	(889)	(902)	(960)	(1,019)	(1,087)
Losses	(10)	(20)	(23)	(25)	(28)	(30)	(32)
EBITDA	121	346	486	760	841	910	980
Depreciation/Amortization	(44)	(100)	(126)	(153)	(178)	(201)	(221)
EBIT	77	245	360	607	663	709	759
Financial result	-	-	-	-	-	-	-
EBT	77	245	360	607	663	709	759
Income taxes	(26)	(83)	(123)	(206)	(225)	(241)	(258)
Net profit	51	162	238	401	437	468	501
Indicators
Net revenue growth yoy	NA	NA	10.3%	12.6%	8.8%	8.0%	8.1%
% Gross profit	28.5%	30.4%	30.9%	33.1%	33.0%	32.8%	32.5%
% EBITDA	6.1%	8.4%	10.8%	14.9%	15.2%	15.2%	15.2%
Income taxes effective rate	0.0%	23.7%	23.8%	23.8%	23.8%	23.8%	23.8%
NWC, % Net operating revenue	-1.4%	1.2%	1.2%	0.9%	1.4%	0.1%	0.1%
Capex , % Net operating revenue	-9.6%	-14.3%	-15.8%	-13.0%	-12.6%	-8.5%	-8.3%
Source: EY

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Projected Financial Information

Income Statement – 3 years
Income Statement (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Net operating revenue	1,989	4,096	4,531	5,150	5,604	6,051	6,538
Electricity Supply	1,965	4,044	4,474	5,088	5,537	5,980	6,462
Other revenues	24	53	57	61	66	71	76
Electricity Supply Costs	(1,423)	(2,850)	(3,120)	(3,402)	(3,710)	(4,022)	(4,365)
Electricity purchased for resale	(1,337)	(2,679)	(2,933)	(3,198)	(3,487)	(3,780)	(4,102)
Transmission System Usage Charges	(85)	(171)	(187)	(204)	(223)	(242)	(262)
Gross profit	567	1,247	1,410	1,748	1,894	2,029	2,174
Operating expenses	(448)	(934)	(948)	(958)	(986)	(1,051)	(1,121)
PMSO	(438)	(913)	(925)	(933)	(958)	(1,021)	(1,088)
Losses	(10)	(20)	(23)	(26)	(28)	(30)	(33)
EBITDA	119	313	462	789	908	978	1,053
Depreciation/Amortization	(44)	(105)	(138)	(170)	(191)	(204)	(222)
EBIT	75	208	324	619	717	774	831
Financial result	-	-	-	-	-	-	-
EBT	75	208	324	619	717	774	831
Income taxes	(25)	(71)	(110)	(210)	(244)	(263)	(282)
Net profit	49	137	214	408	474	511	548
Indicators
Net revenue growth yoy	NA	NA	10.6%	13.7%	8.8%	8.0%	8.1%
% Gross profit	28.5%	30.4%	31.1%	33.9%	33.8%	33.5%	33.2%
% EBITDA	6.0%	7.6%	10.2%	15.3%	16.2%	16.2%	16.1%
Income taxes effective rate	0.0%	23.5%	23.8%	23.8%	23.8%	23.8%	23.8%
NWC, % Net operating revenue	1.0%	2.3%	2.2%	-0.4%	0.0%	0.1%	0.1%
Capex , % Net operating revenue	-9.6%	-20.3%	-19.3%	-15.4%	-4.8%	-7.5%	-7.2%
Source: EY

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Projected Financial Information

Projected Financial Information - Goiás GDP
Income Statement (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Net operating revenue	1,989	4,096	4,519	5,089	5,540	6,015	6,527
Electricity Supply	1,965	4,044	4,462	5,028	5,474	5,943	6,450
Other revenues	24	53	57	61	66	71	77
Electricity Supply Costs	(1,423)	(2,850)	(3,120)	(3,402)	(3,710)	(4,043)	(4,406)
Electricity purchased for resale	(1,337)	(2,679)	(2,933)	(3,198)	(3,487)	(3,800)	(4,141)
Transmission System Usage Charges	(85)	(171)	(187)	(204)	(223)	(243)	(265)
Gross profit	567	1,247	1,398	1,687	1,831	1,971	2,121
Operating expenses	(446)	(901)	(912)	(927)	(988)	(1,055)	(1,130)
PMSO	(436)	(880)	(889)	(902)	(961)	(1,026)	(1,098)
Losses	(10)	(20)	(23)	(25)	(28)	(30)	(33)
EBITDA	121	346	486	760	842	916	990
Depreciation/Amortization	(44)	(100)	(126)	(153)	(178)	(201)	(221)
EBIT	77	245	360	607	664	714	769
Financial result	-	-	-	-	-	-	-
EBT	77	245	360	607	664	714	769
Income taxes	(26)	(83)	(123)	(206)	(226)	(243)	(261)
Net profit	51	162	238	401	438	471	507
Indicators
Net revenue growth yoy	NA	NA	10.3%	12.6%	8.9%	8.6%	8.5%
% Gross profit	28.5%	30.4%	30.9%	33.1%	33.0%	32.8%	32.5%
% EBITDA	6.1%	8.4%	10.8%	14.9%	15.2%	15.2%	15.2%
Income taxes effective rate	0.0%	23.7%	23.8%	23.8%	23.8%	23.8%	23.8%
NWC, % Net operating revenue	-1.4%	1.2%	1.2%	0.9%	1.4%	0.1%	0.1%
Capex , % Net operating revenue	-9.6%	-14.3%	-15.8%	-13.0%	-12.6%	-8.5%	-8.2%
Source: EY

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6.	Economic Financial Valuation
6.1 Standard Value
6.2 Selected Methodology Analysis
6.3 Discounted Cash Flow (DCF) Implementation
6.4 Non-operating assets and liabilities

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Standard Value

According to generally accepted practices of economic financial valuation, our understanding is that the concept of fair value, used in this study, is in line with its objective.

In addition, IFRS 13/CPC 46 specify that fair value should reflect market expectations about the probability that the future economic benefits associated with the asset will flow to an acquirer. Therefore, any analysis should generally reflect assumptions which would be common to any market participant if it were to buy or sell each identified asset on an individual basis

Definition of fair value

IFRS 13/CPC 46: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (Paragraph 9).

Thus, the fair value should be estimated with reference to ‘market participants’ in general but exclude synergistic values that are unique to a particular buyer. In this context, market participants would include potential buyers that have an ability to acquire and would take an active part in managing the acquired company or assets. Such ability would be evaluated in the context of financial ability as well as a plausible post-combination operating strategy.

In accordance with this definition of fair value, all PFI used in our valuation excluded acquirer -specific synergies but included those common to market participants

The estimated fair value of the company was calculated following the assumption of closing activities by the end of the concession agreement amendment.

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Selected Methodology Analysis

For this business valuation, the Income Approach was adopted, through the Discounted Cash Flow (DCF) method. According to the DCF method, the value of a business is equal to the present value of the expected cash flows available to the owners of the capital or debt of the business. In the valuation of a company, the value drivers are developed by discounting free cash flows available for distribution to their present value at the rate that represents the return required by the market and the risks inherent to a specific investment.

Among the methods to calculate the existing cash flow, we chose the Free Cash Flow to the Firm (FCFF). In the projection of the FCFF the Operating and the Investment cash flows of the company are considered. The FCFF is discounted by a rate that reflects the cost of all the company's capital structure, called WACC - Weighted Average Cost of Capital. The present value of the FCFF is the operating value of the company (Enterprise Value), adjusted based on the balances of non-operating assets and liabilities resulting in the business value (equity value). Thus, the cash flows of the company's financing activities were not projected and are WACC calculations, detailed in the section Implementation of the discounted cash flow of this report.

The choice of FCFF for the valuation of Celg D was defined due to their complex debt position on the reference date of our work, as indicated in this report Debt Analysis section. The projection of the cash flows of Celg D financing activities would involve the definition of a restructuring plan that would took into consideration assumptions such as deciding which funding sources should be used, the renegotiation of existing debt contracts and the negotiation of new contracts. We understand that the debt restructuring plan of Celg D will be aligned with the strategy and the ability of each potential buyer, which would be impossible to capture in a single projection. Thus, when dealing with the company's debt in defining the cost of capital rate used to discount the FCFF to the present value, we assumed the adequacy of the capital structure and debt cost of Celg D to industry standards. The strategy and the ability are inherent in every potential buyer in the company's debt restructuring that will result in gains or losses of each unique company.

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Discount Cash Flow Implementation

Based on the assumptions described an the projected income statement of Celg D, it is possible to estimate the Free Cash Flow to the Firm (FCFF), summarized below for each scenario. The FCFF for the entire projected period is presented on Attacment 9.4.

Free Cash Flow to the Firm – Base 5 years
FCFF (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Cash flow from operating activities	67	310	416	601	694	674	728
(+) EBITDA	121	346	486	760	841	910	980
(-) Taxes	(26)	(83)	(123)	(206)	(225)	(241)	(258)
(+/-) Changes in working capital	(27)	48	52	48	78	5	6
Cash flow from investing activities	(191)	(586)	(713)	(664)	(697)	(510)	(535)
(-) Capex	(191)	(586)	(713)	(664)	(697)	(510)	(535)
(+) indemnification	-	-	-	-	-	-	-
Free cash flow to the firm	(124)	(276)	(297)	(63)	(3)	164	194
Source: EY
Free Cash Flow to the Firm – 3 years
FCFF (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Cash flow from operating activities	114	337	451	559	662	720	776
(+) EBITDA	119	313	462	789	908	978	1.053
(-) Taxes	(25)	(71)	(110)	(210)	(244)	(263)	(282)
(+/-) Changes in working capital	21	94	99	(20)	(2)	5	6
Cash flow from investing activities	(191)	(831)	(875)	(793)	(269)	(452)	(473)
(-) Capex	(191)	(831)	(875)	(793)	(269)	(452)	(473)
(+) indemnification	-	-	-	-	-	-	-
Free cash flow to the firm	(77)	(494)	(424)	(234)	393	268	303

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Discount Cash Flow Implementation

Free Cash Flow to the Firm – GDP
FCFF (BRL Millions)	2S15	2016	2017	2018	2019	2020	2021
Cash flow from operating activities	67	310	416	601	694	678	736
(+) EBITDA	121	346	486	760	842	916	990
(-) Taxes	(26)	(83)	(123)	(206)	(226)	(243)	(261)
(+/-) Changes in working capital	(27)	48	52	48	78	5	7
Cash flow from investing activities	(191)	(586)	(713)	(664)	(697)	(511)	(536)
(-) Capex	(191)	(586)	(713)	(664)	(697)	(511)	(536)
(+) indemnification	-	-	-	-	-	-	-
Free cash flow to the firm	(124)	(276)	(297)	(63)	(3)	167	200
Source: EY

Discount Cash Flow Implementation

WACC

Description	Symbol	Value
T-Notes (20 years) - Nominal	-	2,66%
U.S. Inflation (CPI)	-	2,08%
Brazilian Inflation (IPCA)	-	4,74%
Country Risk EMBI +	-	2,66%
Unlevered beta	-	44,86%
Market Debt/ Equity	-	109,86%
Expected income taxes	-	34,00%
Risk free rate	RF	7,99%
Levered beta	β	77,38%
Equity risk premium	E(RM) - RF	6,50%
Size premium	SP	1,98%
Ke = RF + β x [E(RM) - RF]	ke	15,00%
% Equity	%E	47,65%
Kd after taxes	kd	6,97%
% Debt	%D	52,35%
WACC = (%D x Kd) + (%E x Ke)	WACC	10,79%

Source: EY/EY LLP/Federal Reserve/Bacen/BMI

As described in the methodological considerations of this work, the FCFF is discounted by a rate that reflects the cost of all the company's capital structure (equity and debt). The calculation of the cost of equity was based on the Capital Asset Pricing Model (CAPM). The beta, the capital structure and the cost of debt were defined based on parameters observed in comparable companies in the Brazilian market, which are presented in the table below. The details of the selected comparable companies are presented in Appendix 9.4.

Source: S&P Capital IQ and Financial statement of 2015 of each company.

The unlevered beta was calculated from a weekly time series of the 24 months prior to the reference date. The D / E is the average structure of the last two years of capital structure observed in each company. The cost of debt was calculated from the audited financial statements of each company before taxes and represents the relationship between the adjusted financial results and net debt of each company ended December 31, 2014. The table on the left demonstrate the parameters used in calculation of the weighted average cost of capital of **Celg D** (WACC). The application of the CAPM model resulted in a cost of equity of 15.00% p.a. in nominal terms. From our analysis we have defined a weighted average cost of capital of 10.79% p.a. in nominal terms used in the valuation of all scenarios. The derivation of the discount rate is detailed in Appendix 9.3.

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EY

Non-operating assets and liabilities

Non-operating assets and liabilities (BRL Millions)

Non operating assets and liabilities	jun-15
Non operating assets	1,328
Current	269
Financial investments	44
CVA and financial items	19
CDE - Tariff discount	97
FUNAC and other non operating assets	109
Non-current	1,059
Clients receivables	32
Tax credits	148
Anticipated expenses	2
CVA and financial items	223
Restricted deposits	108
Other non-current assets	545
Non operating liabilities	(3,617)
Current	(1,175)
Debentures	(75)
Loans and funding	(372)
Private pension fund	(1)
Other non-current liabilities	(296)
Other debt	(431)
Non-current	(2,442)
Accounts payable - Suppliers	(952)
Tax obligations	(5)
Debentures	(193)
Loans and funding	(461)
Sector charges	(145)
Private pension fund	(9)
Legal claims provisions	(540)
Other non-current liabilities	(26)
Total non operating assets and liabilities	(2,289)

Source: Audited financial statements

The non-operating assets and liabilities were not projected in cash flows. However, such accounts were added or subtracted from the Company's operational value. The table on the left presents the adjustments related to non-operating assets and liabilities, according to the Balance Sheet of the valuation reference date. These figures include balances of cash and equivalents, variations in compensation occurred in Component A items, banking and non-banking debts, balances of losses carry forward and, in general, non-current balances. The table presents all non-operating assets and liabilities considered in our valuation and includes the **Celg D** debt balance in foreign currency with Itaipu considering its renegotiation as indicated by IFC by guidance of BNDES and the Ministry of Mines and Energy.

The tax benefit of accumulated deficit balances, which can be used as credits in the collection of direct taxes was calculated separately of the cash flow of the company and correspond to the present value of the generated benefits in the projection period in each scenario. The calculated values for each scenario are presented below:

BRL Millions	Base 5 years	3 years	GDP Goiás
Tax benefits and Tax loss carryforwards	501,68	504,86	502,79

Source: EY/Management

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EY

7.	Conclusion
7.1 Conclusion

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Conclusion

Equity Value
(BRL Millions)

Equity Value - Base 5 years	**2,753.29**
NPV FCFF	3,361.09
NPV indemnification	1,179.70
NPV Tax benefit from deferred tax asset	501.68
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)
Equity Value - 3 years	**2,768.26**
NPV FCFF	3,376.38
NPV indemnification	1,176.20
NPV Tax benefit from deferred tax asset	504.86
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)
Equity Value - GDP Goiás	**2,847.05**
NPV FCFF	3,423.64
NPV indemnification	1,209.79
NPV Tax benefit from deferred tax asset	502.79
Non operating assets	1,327.71
Non operating liabilities	(3,616.88)

Source: EY

Based on the information received and work performed, our valuation resulted in a fair value range estimative, for 100% of **Celg Distribuição S.A.** shares, from **BRL 2.753.292 thousand (two billion, seven hundred and fifty three million and two hundred and ninety two thousand Reais)** to **BRL 2.847.052 thousand (two billion, eight hundred and forty seven million and fifty two thousand Reais)**, as of June 30, 2015. The composition of **Celg D**'s value, for the three scenarios analyzed, is presented on the left.

The three scenarios presented represent changes in assumptions related to market growth, Capex budget and schedule and the time to adapt the quality level of **Celg D**'s service to regulatory requirements. For the purpose of a reference value, we recommend the result of the scenario named "Base 5 years" of **BRL 2.753.292 thousand (two billion, seven hundred and fifty three million and two hundred and ninety two thousand Reais)**, as of June 30, 2015.

Equity Value - Scenario Base 5 years
(BRL Millions)

3,361
1,180
502
5,042
(2,289)
2,753
NPV FCFF
NPV indemnification
NPV Tax benefit from deferred tax asset
Non operating assets
Non operating liabilities
Equity Value

Source: EY

It is noteworthy that the values demonstrated above consider the renegotiation of **Celg D**'s debt, in foreign currency, with Itaipu, which generates a positive impact of BRL 152,253 thousand (one hundred and fifty two million and two hundred and fifty three thousand Reais) in the **Company**'s value in each scenario. The debt renegotiation process with Itaipu was not publicly completed by the date of issue of this report and it depends on ANEEL's authorization as stated in Law No. 13,182 from November 3,

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Conclusion

2015. The assumption of reducing the debt amount with Itaipu was indicated by IFC oriented by BNDES and the Ministry of Mines and Energy.

The estimated fair value range does not consider contingencies, shortcomings or supervening assets or liabilities that are not registered in the Company ’s equity and financial position. Consequently even if these contingencies shortcomings, supervening assets or liabilities do exist, the results presented do not consider its effects, in case it exists.

Power distribution companies comparable to Celg D, detailed in Appendix 8.4, have a range of value based on multiple Enterprise Value/ Adjusted Net Operating Revenue 19, for the twelve months prior to June 30, 2015, from 0.44x to 1.82x. The simple arithmetic average of the multiple sample selected corresponds to 1.06x.

Based on the valuation results presented above the implicit multiple of Celg D as of June 30, 2015 is in a range from 1.24x to 1.26x. The implied multiple range is within the range of market multiples values and it is above the average.

19 Net Operating Revenue resulting subtracted from the construction revenue and from the financial asset.
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Conclusion

Values range
(Enterprise Value/ Adjusted net operating revenue)

Market multiples
0.44
1.82
Celg D
1.24
1.26
Market multiples average
1.06
Light
1.02
COSERN
1.38
Elektro
0.74
COELCE
1.13
CELPE
0.61
CEMAR
1.82
CELPA
1.35
Eletropaulo
0.44
0.00
0.50
1.00
1.50
2.00
Enterprise Value/ Adjusted net operating revenue

Source: S&P Capital IQ/ Financial Statements/ EY.

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8.	Appendix
8.1 Statement of limiting conditions
8.2 Valuation approaches and methods
8.3 Discount rate derivation
8.4 Selected Comparable Companies

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Appendix 8.1

Statement of limiting conditions

1. Our analysis is based on information provided by Management and by Quantum, which is the transaction technical advisor hired by IFC. According to professional practices, the analysis is derived from the application of the income approach using the DCF methodology. To calculate the DCF it has been considered the Free Cash Flow to the Firm.

2. To achieve the work’s objective, it has been applied procedures based on historical, economic and market events dated on June 30, 2015. The values presented in this Report are result of historical data analysis (financial and managerial), and the projections of future events.

3. The comments made in this Report have been developed by professionals from EY with information provided by Management and by Quantum, as well as external sources, as indicated.

4. None of the partners or professionals of EY’s team who participated in the preparation of this report had any financial interest in the Company , which characterize EY’s independence . The estimated fees for the execution of this work were not based and it had no relationship to the results reported here.

5. This work has been carried based on information provided by Manageme nt, and considered as reliable and accurate; so it is not part of the project scope any kind of audit procedure as well. For not having carried out audit procedures, EY can’t assume responsibility regarding the historical information used in this Report.

6. The projections are based on financial statements information provided by Management , including experience gained in meetings and discussions with their executives.

7. It was part of our work to obtain Company ’s information that we consider reliable, but the responsibility of its veracity is exclusively of Management .

8. No investigations were carried out on the Company ’s properties, or compliance with the existence of liens or encumbrances.

9. EY has no responsibility to update this Report for any events and circumstances that may occur after the reference date.

10. This report does not include audit, due diligence and / or tax advice process.

11. It has not been calculated the value per share or any reward for explicit control in the valuation. Therefore, it has been considered that the estimated fair value of the Company represents 100% of its shares.

12. We did not have the opportunity to expose the business or assets of the Company , individually or jointly, to the market. As a result, we could not conclude whether if there are potential buyers that may exceed our estimated business value.

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Appendix 8.1

Statement of limiting conditions

13. The expectation / estimated fair value of the Company contained in this Report has been calculated based on the DCF’s methodology so it does not necessarily reflect the eventual trading price of it.

The DCF’s methodology has some limitations, as mentioned in this Report.

14. This report, as well as the opinions and conclusions contained therein, are for use of IFC, giving full and wide dissemination of its content, exempting, EY as any liabilities arising from the disclosure made. Anyway, it is noteworthy that this Report consists of 114 pages, and its exhibits , it shouldn’t be handled or distributed in parts.

15. This Report has been prepared solely for the purpose described in our contract and may not be used for any other purpose. EY will not assume any responsibility for any third-party’s use and in case of use of this Report outside of the stated purpose.

16. Certain historical financial data used in our valuation were derived from audited and/or unaudited financial statements and it is responsibility of Celg D. The financial statements may include disclosures required by generally accepted accounting principles. We have not independently verified the accuracy or completeness of the data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness.

17. We assume no responsibility for any financial and tax reporting judgments, which are appropriately those of Celg D’s Management. It is our understanding that Management accepts responsibility for any financial statement and tax reporting issues with respect to the assets covered by our analysis, and for the ultimate use of our Report.

18. Before issuing the final version of this Report, IFC will send us a signed “Representation Letter, as confirmation from key statements of EY and assumptions based on which we performed our valuation analysis of the Company .

19. Our valuation is performed on the basis of elements, which can be reasonably expected and therefore does not take into account possible extraordinary and unforeseeable events (new regulations of the Company , changes in tax rules, natural catastrophes, major social and political events, nationalizations, etc.).

20. Our economic -financial valuation is based on the best available information and estimates. However, like any projection it involves risk and uncertainties, actual results may present differences when compared to projections.

21. The factors that may result in differences between the projected cash flows and actual results include changes in the external environment, changes in the Company 's internal operating environment and modeling differences. The DCF method does not anticipate changes in external and internal environments in which the Company operates, except those outlined in this Report.

22. This Report version is a draft, internally revised by EY professionals who participated in this work, but it is subject to change after the review and any assumption’s discussions with Brazilian Federal

Court of Auditors

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Appendix 8.2

Valuation approaches and methods

Overview

Business enterprises, tangible and intangible assets should be valued based on the appropriate application of the Market, Cost and Income Approaches. Although all three approaches should be considered in a valuation analysis, the fact pattern surrounding the acquisition, the nature of the business or assets, and the availability of data will dictate which approach – or approaches – is/are ultimately utilized to calculate value. The following discussion provides an overview of the three approaches to value as well as the most common or relevant valuation methodologies within each approach.

Market Approach

The Market Approach measures value based on what other purchasers in the market have paid for assets or business interests that can be considered reasonably similar to those being valued. When the Market Approach is utilized, data are collected on the prices paid for reasonably comparable assets or interests. Adjustments are made to the prices paid to compensate for differences between those assets or interests and the asset or interest being valued. The application of the Market Approach results in an estimate of the price reasonably expected to be realized from the sale of the asset or business interest.

In practice, sales prices, especially for intangible assets and specialized tangible assets, are rarely available since these are typically transferred as part of the sale of a business, not in piecemeal transactions. Furthermore, because many assets are often unique to a particular enterprise, a comparison between enterprises is difficult.

For these reasons, it is often problematic to apply the Market Approach for the valuation of many intangible assets and many specialized tangible assets. It is however typically used for assets that are commonly traded in the market such as certain real property assets, general plant and equipment, motor vehicles, etc. Some intangible assets, however, are traded on an individual basis, in which case a Market Approach may be an appropriate approach to value.

Income Approach

The Income Approach focuses on the income -producing capability of the identified asset or business. The underlying premise of this approach is that the value of an asset or business can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over its life. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the asset or business over its life and converting these after-tax cash flows to present value through ‘discounting’ . The discounting process uses a rate of return that accounts for both the time value of money and investment risk factors. Finally, the present value of the after-tax cash flows over the life of the asset is totaled to arrive at an indication of value.

Strictly confidential	77

Appendix 8.2

Valuation approaches and methods

Discounted cash flow and capitalization methods are commonly used to estimate the value of businesses, intangible assets, and income producing real property assets such as commercial office buildings.

The income capitalization method is defined in (The Appraisal of Real Estate, Thirteenth Edition), Appraisa l Institute as: “The process of analyzing a property’s capacity to generate future benefits and capitalizes the income into an indication of present value. The principle of anticipation is fundamental to the approach. Techniques and procedures from this approach are used to analyze comparable sales data and to measure obsolescence in the cost approach. ”

The Income Approach is generally not considered to be appropriate to estimate values for plant and equipment assets because it is not usually feasible to attribute income to an individual property unit or the units of equipment that constitute an operating entity, since the assets contribute to earnings only in concert with all other economic factors of the business.

Cost Approach

The Cost Approach is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the valuation analyses.

This estimate may then be adjusted by losses in value attributable to obsolescence (physical, functional and/ or economic) .

The Cost Approach is used to determine values in circumstances where it is not possible to determine values using a Market Approach or an Income Approach.

In valuing tangible assets, the Cost Approach relies on the principle of substitution and recognizes that a prudent investor will pay no more for an asset than the cost to replace it new with an identical or similar unit of equivalent utility. Under this approach, the Fair Market Value of an asset is determined by reference to the reproduction or replacement cost new of modern equivalent assets, optimized for over-design, over-capacity and redundant assets, and adjusted to reflect losses in value attributable to physical depreciation and obsolescence.

Strictly confidential	78

Appendix 8.3

Discount rate derivation

The application of Discounted Cash-Flow Methods requires the determination of an appropriate discount rate. Discounted Cash-Flow Methods are applied under conditions of uncertainty. In common usage, the word risk refers to any exposure to uncertainty in which the exposure has potential negative consequences. It is assumed that marketplace participants are said to be risk adverse. A risk-averse market participant prefers situations with a narrower range of uncertainty over situations with a greater range of uncertainty relative to an expected outcome. Marketplace participants seek compensation, referred to as a risk premium, for accepting uncertainty.

Therefore, the determination of the discount rate implies the comparison of the cash flows generated by the asset with the cash flows generated with the most favorable alternative investment. In this respect, it must be carefully observed that the cash flows from the asset being valued and the alternative investment are equivalent in terms of risk and maturity.

The discount rate to be used depends on the DCF method used. When used Free Cash Flow to Firm (FCFF), the rate to be used is the WACC. In the case of use of Free Cash Flow to Equity method (FCFE), the discount should be done based on the CAPM.

The determination of the discount rate is based on WACC. The following formula is applied to calculate WACC:

WACC = WE * KE + WD * KD

With:

WE = value of equity / value of total capital KE = market value of equity

WD = value of interest bearing debt / value of total capital KD = after tax costs of interest bearing debt

Since the WACC reflects the specific risk of an enterprise, adjustments have to be considered based on the asset-specific risk profile.

Strictly confidential	79

Appendix 8.3
Discount rate derivation

Market Value of Equity

To estimate the opportunity cost of equity the Capital Asset Pricing Model (CAPM) is used. The CAPM postulates that the opportunity cost of equity is equal to the return on risk-free securities plus an individual risk premium. The risk premium is the company's systematic risk (beta) multiplied by the market risk (market risk premium), adding the country risk.

The calculation for the cost of equity, as follows:

K_E = **$RF + \beta * MRP + \alpha_{BR} + SP$**, where

K_E = Expected market return

RF = Risk-free rate of return

β = Systematic risk of a single stock

MRP = Equity risk premium - general market

α_{BR} = Country-specific risk premium

SP = Specific risk

Starting point for the estimate of cost of equity is the risk-free rate of return. In practice, the interest rate of long-term risk-free financial investments, e.g. fixed-interest public sector securities, is used as a guideline for determining the prevailing interest rate.

The market risk premium (the price of risk) is the difference between the expected rate of return on the market portfolio and the risk-free rate. Historical capital market investigations have shown that investments in shares generate between 4.0% and 7.0% higher returns than investments in low-risk debt securities. The analysis carried out by **EY** for this study resulted in a risk premium of 6.5% p.a.

Strictly confidential 80

Appendix 8.3

Discount rate derivation

The average market risk premium must be modified to reflect the specific risk structure. The CAPM accounts for the company -specific risk within the beta factor. Beta factors represent a weighting figure for the sensitivity of the company’s returns compared to the trend of the entire market. They are thus a measure of volatility for the systematic risk. Beta factors of more than one reflect a higher volatility; beta factors of less than one reflect a lower volatility than the market average. Beta factors are ideally determined with reference to the entire equity market, since the concept of systematic and specific risk requires that individual shares are measured in relation to the market portfolio. The beta coefficient used in the assessment was calculated based on the average beta of comparable companies, from a weekly time series of the 24 months prior to the measurement date. The unlevered beta calculated was 0.45. The detailed calculation can be found in the "Data of Comparable Companies" in this section.

When activities in different countries are taken into consideration, it might be appropriate to use country specific risk premiums.

Cost of Debt

The cost of debt was based on the cost of comparable companies in the market with 10.79% p.a. before taxes. The calculations for setting this premise were performed from the audited financial statements of each comparable company and represent the relationship between the adjusted financial results and net debt for the year ended December 31, 2014. The detailed calculation can be found in topic "Data of Comparable Companies" in this section.

Capital Structure

The capital structure used was the average structure of comparable companies in the market and corresponds to 52.35% of Debt and 47.65% of Equity, resulting in a D / E ratio of 109.86% (average structure of the last two years observed in each company) . The detailed calculation can be found in the "Data of Comparable Companies" in this section.

Strictly confidential	81

Appendix 8.4

Selected comparable companies

In order to calculate the company Beta, we performed a search through which we identified the comparable companies, using the following assumption:

„ Companies with private controlling shareholder;

„ Companies with exclusively operations in the Brazilian power distribution industry or income from energy distribution activities more than 90% of total revenues; and

„ Companies with public and sufficient data to carry out our analyzes.

As mentioned throughout the report. The assumptions defined from the sample of comparable companies are the beta coefficient, capital structure, cost of debt and the goals of adequacy of customers and suppliers accounts in the calculation of working capital. Below is a brief description of the selected companies:

„ Elektro Eletricidade e Serviços S.A.: engages in the distribution of energy by planning, designing, constructing, and operating energy distribution and trade systems in Brazil. The company distributes energy to approximately 223 cities in the state of São Paulo and 5 cities in the state of Mato Grosso do Sul. It serves residential, industrial, commercial, rural, and real estate customers, as well as public authorities. The company was founded in 1998 and is headquartered in Campinas, Brazil. Elektro Eletricidade e Serviços S.A. is a subsidiary of Iberdrola Energia do Brasil Ltda..

„ Light S.A.: through its subsidiaries, engages in the generation, transmission, distribution, and commercialization of electric power in Brazil. It operates in 31 municipalities of the state of Rio de Janeiro, covering a region with approximately 10 million customers. The company also provides advisory services to free and captive consumers. It serves residential, commercial, and industrial customers. The company was founded in 1899 and is headquartered in Rio de Janeiro, Brazil.

„ Centras Elétricas do Pará S.A.: distributes energy residential, corporate customers, and real estate consumers in Brazil. The company was founded in 1902 and is based in Belem, Brazil.

„ Companhia Energética de Pernambuco – CELPE: is engaged in the marketing and distribution of energy to consumers in Pernambuco, District of Fernando de Noronha, and Paraíba. It also engages in the generation of energy. The company was founded in 1965 and is headquartered in Recife, Brazil.

Companhia Energética de Pernambuco - CELPE operates as a subsidiary of Neoenergia S.A.

„ Companhia Energética do Ceará – Coelce: engages in the distribution of electric energy in Brazil. The company serves residential and business customers. It supplies energy to approximately 3 million customers. The company is based in Fortaleza, Brazil.

Strictly confidential	82

Appendix 8.4

Selected comparable companies

„ Companhia Energética do Rio Grande do Norte – COSERN: is engaged in the production, transmission, processing, distribution, and marketing of energy. The company distributes its energy to residential, commercial, industrial, rural, and public government consumers through its own distribution grid comprising 60 energy substations. It serves 1,074 million customers in 167 municipalities in the Brazilian State of Rio Grande do Norte. The company was founded in 1961 and is headquartered in Natal, Brazil. Companhia Energética do Rio Grande do Norte – COSERN operates as a subsidiary of Neoenergia SA.

„ Eletropaulo Metropolitana Eletricidade de São Paulo S.A.: is primarily engaged in the distribution and sale of electric power in the metropolitan region of São Paulo. It serves customers in residential, industrial, commercial, rural, public lighting and services, and other sectors. The company was founded in 1899 and is based in Barueri, Brazil.

„ Companhia Energética do Maranhão – CEMAR: distributes energy to residential, corporate, real estate, and government customers in Brazil. It serves approximately 2 million customers in 217 municipalities in the State of Maranhão. The company was founded in 1958 and is headquartered in São Luís, Brazil.

Assumptions obtained from comparable companies

Company	Unlevered Beta	D/E	Net Debt	kd
			BRL millions
Elektro Eletricidade e Serviços	0.76	92.87%	1,617	8.34%
Light	0.48	148.14%	5,987	9.97%
Centras Elétricas do Pará	0.54	81.22%	2,131	11.21%
Companhia Energética de Pernambuco	0.24	116.84%	1,322	11.61%
Companhia Energética do Ceará - Coelce	0.42	32.65%	1,080	9.11%
Companhia Energética do Rio Grande do Norte - COSERN	0.47	25.25%	594	6.64%
Eletropaulo Metropolitana Eletricidade de São Paulo	0.30	343.45%	2,879	13.09%
Companhia Energética do Maranhão - CEMAR	0.38	38.45%	1,055	11.46%
Average	0.45	109.86%	-	10.56%
Source: S&P Capital IQ and Financial Statements 2014 of each company.

		LTM, December 31, 2014 (days)	NOR	accounts	accounts
			(BRL millions)	receivable	payable

Strictly confidential	83

Appendix 8.4

Selected comparable companies

Light	9.230	55	57
Elektro	4.763	56	37
Eletropaulo	10.557	62	53
COELCE	3.622	67	43
COSERN	1.470	71	43
CELPE	3.940	71	40
CELPA	3.987	79	75
CEMAR	2.484	80	42
Simple Average		68	49
Standard Deviation		9	12
lower limit (Simple Average - Standard Deviation)		58	36
Upper limit (Simple Average + Standard Deviation)		77	61
Weighted average per revenue adjusted to the limits		65	48
Source: S&P Capital IQ

Strictly confidential                                                                                                     84

9. Attachment
9.1 Debt agreements 9.2 Data provided by Quantum 9.3 Projected income statement 9.4 Projected free cash flow to the firm 9.5 Concession agreement covenants

Strictly confidential                                                                                 85

Attachment 9.1

Debt agreements

Description					
Financing Agent	BANCO PANAMERICANo S/A	BANCO DAYCOVAL S/A	BANCO DAYCOVAL S/A	BANCO DAYCOVAL S/A	BCV - BANCO DE CREDITO E VAREJO S.A
Contract	75648/2014	75272/2014	73092/2013	73348/2013	1184/2014
Engagement Currency	BRL	BRL	BRL	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	25,040,212	20,136,686	9,231,004	10,028,906	55,200,894
Contract signing date	29/12/2014	22/12/2014	18/11/2013	19/12/2013	19/12/2014
Type of Amortization	SAC	SAC	SAC	SAC	SAC
Number of installments payable	18	30	11	12	30
Amortization Frequency	monthly	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	-	-	-	-	-
Interest Capitalization (Yes/No)	YES	YES	YES	YES	YES
Interest Grace Period (months)	-	-	-	-	-
Interest Frequency	monthly	monthly	monthly	monthly	monthly
Indexer	100% CDI	100% CDI	100% CDI	100% CDI	100% CDI
Interest Rate (p.m.)	0.48%	0.50%	0.49%	0.49%	0.45%
Fee (%)	1.20%	-	-	-	1.50%
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	CCB	Promissory Note	Promissory Note	Promissory Note	CCB
Guarantee	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value (Bank and CEF)	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value	Fiduciary Cession of Credit Rights - 180% of the contract value

Description					
Financing Agent	BCV - BANCO DE CREDITO E VAREJO S.A	BCV - BANCO DE CREDITO E VAREJO S.A	BCV - BANCO DE CREDITO E VAREJO S.A	BCV - BANCO DE CREDITO E VAREJO S.A	BANCO SANTANDER
Contract	984/2014	860/2014	1310/2015	1360/2015	8290/2014
Engagement Currency	BRL	BRL	BRL	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	21,031,986	15,371,640	52,180,315	125,073,157	12,341,311
Contract signing date	13/08/2014	23/05/2014	31/03/2015	27/05/2015	22/07/2014
Type of Amortization	SAC	SAC	SAC	SAC	SAC
Number of installments payable	10	23	30	24	13
Amortization Frequency	monthly	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	-	-	3	11	-
Interest Capitalization (Yes/No)	YES	YES	YES	YES	YES
Interest Grace Period (months)	-	-	3	-	-
Interest Frequency	monthly	monthly	monthly	monthly	monthly
Indexer	100% CDI	100% CDI	100% CDI	100% CDI	100% CDI
Interest Rate (p.m.)	0.45%	0.45%	0.45%	0.45%	0.39%
Fee (%)	1.50%	1.50%	1.50%	1.50%	-
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	CCB	CCB	CCB	CCB	CCB
Guarantee	Fiduciary Cession of Credit Rights - 180% of the contract value	Fiduciary Cession of Credit Rights - 180% of the contract value	Fiduciary Cession of Credit Rights - 180% of the contract value	Fiduciary Cession of Credit Rights - 180% of the contract value	Trade notes 100% of the contract value

Strictly confidential 86

Attachment 9.1

Debt agreements

Description					
Financing Agent	COMPANHIA CELG DE PARTICIPACOES - CELGPAR	INTERMEDIUM CREDITO FINANCIAMENTO E INVESTIMENTO S/A	BANCO INDUSTRIAL E COMERCIAL S/A	BANCO INDUSTRIAL E COMERCIAL S/A	BANCO INDUSTRIAL E COMERCIAL S/A
Contract	41211376/2014	7305633/2014	1222711/2013	1238041/2013	1244205/2013
Engagement Currency	BRL	BRL	BRL	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	113,214,785	7,514,071	24,583,121	16,541,511	8,962,062
Contract signing date	11/09/2014	10/04/2014	17/07/2013	18/11/2013	19/12/2013
Type of Amortization	PRICE	SAC	SAC	SAC	SAC
Number of installments payable	120	22	6	10	11
Amortization Frequency	monthly	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	28	-	-	-	-
Interest Capitalization (Yes/No)	YES	YES	YES	YES	YES
Interest Grace Period (months)	28	-	-	-	-
Interest Frequency	monthly	monthly	monthly	monthly	monthly
Indexer	NT	100% CDI	100% CDI	100% CDI	100% CDI
Interest Rate (p.m.)	0.55%	0.50%	0.40%	0.45%	0.45%
Fee (%)	-	0.39%	1.50%	1.50%	1.50%
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	Mutual Recognition	Mutual Recognition	Mutual Recognition	Mutual Recognition	Mutual Recognition
Guarantee	-	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value

Description					
Financing Agent	BANCO INDUSTRIAL E COMERCIAL S/A	BANCO INDUSTRIAL E COMERCIAL S/A	BANCO DO BRASIL S/A	BANCO ABC BRASIL S/A	BANCO BRACCE S/A
Contract	1244206/2013	1249748/2014	2010000/2013	36617/2015	398-399-400/2010
Engagement Currency	BRL	BRL	BRL	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	8,962,062	51,849,305	883,423	101,269,409	2,453,492
Contract signing date	19/12/2013	27/02/2014	16/08/2013	10/04/2015	21/12/2010
Type of Amortization	SAC	SAC	SAC	SAC	PRICE
Number of installments payable	11	14	2	24	18
Amortization Frequency	monthly	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	-	-	-	4	-
Interest Capitalization (Yes/No)	YES	YES	YES	YES	YES
Interest Grace Period (months)	-	-	-	-	-
Interest Frequency	monthly	monthly	monthly	monthly	monthly
Indexer	100% CDI	100% CDI	100% CDI	100% CDI	100% CDI
Interest Rate (p.m.)	0.45%	0.45%	0.30%	0.45%	0.88%
Fee (%)	1.50%	1.50%	1.00%	1.50%	-
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	Mutual Recognition	Mutual Recognition	CCB	CCB	Mutual Recognition
Guarantee	Fiduciary Cession - 100% of contract value	Fiduciary Cession - 100% of contract value	Energy trade notes with Banco do Brasil (Plegde)	Fiduciary Cession 100% of CCB + Charges	Fiduciary Cession - 100% of contract value

Strictly confidential

87

EY

Attachment 9.1
Debt agreements

Description					
Financing Agent	ELETROBRAS	ELETROBRAS	ELETROBRAS	ELETROBRAS	OECF
Contract	ECF 232	ECF 017	ECF 149	ECF 3238	OECF 1 - 1/1991
Engagement Currency	BRL	BRL	BRL	BRL	JPY
Debit Balance on 30/06/2015 (Principal + Charges)	29,751,548	4,032,636	16,084,350	68,513,164	943,772,002
Contract signing date	29/06/2012	03/10/2006	03/10/2006	06/04/2015	05/09/1991
Type of Amortization	SAC	SAC	SAC	SAC	SAC
Number of installments payable	108	40	40	1	3
Amortization Frequency	monthly	monthly	monthly	monthly	Semiannual
Remaining Amortization Grace Period (months)	-	-	-	3	-
Interest Capitalization (Yes/No)	NO	NO	NO	NO	NO
Interest Grace Period (months)	-	-	-	-	-
Interest Frequency	monthly	monthly	monthly	monthly	Semiannual
Indexer	-	-	-	119,5% CDI	Yen
Interest Rate (p.m.)	0.42%	0.42%	0.42%	0.04%	0.33%
Fee (%)	-	-	-	-	-
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	Rural Credit	Rural Credit	Rural Credit	Rural Credit	Loan Agreement
Guarantee	Revenue Earmarking (Banco Intervening Bank CEF)	Revenue Earmarking (Banco Intervening Bank CEF)	Revenue Earmarking (Banco Intervening Bank CEF)	Revenue Earmarking (Banco Intervening Bank CEF)	-

Description					
Financing Agent	OECF	BANCO DE INVESTIMENTO CREDIT SUISSE (BRASIL) S.A.	ELETROBRAS - ITAIPU	ELETROBRAS - ITAIPU RESID	ELETROBRAS- PROINFA
Contract	OECF 2 - 2/1991	3-01_TR-1 - 1001-2-3-4-5-6/20	ECF3002/12-ITAIPU	ECF3003/12-ITAIPU RESID	ECF3004/12-PROINFA
Engagement Currency	JPY	BRL	USD	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	79,985,974	268,131,823	349,498,381	26,191,402	191,101,473
Contract signing date	05/09/1991	03/04/2014	29/06/2012	29/06/2012	29/06/2012
Type of Amortization	SAC	SAC	SAC	SAC	SAC
Number of installments payable	3	0	48	48	48
Amortization Frequency	Semiannual	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	-	-	3	-	-
Interest Capitalization (Yes/No)	NO	NO	NO	NO	NO
Interest Grace Period (months)	-		-	-	-
Interest Frequency	Semiannual	monthly	monthly	monthly	monthly
Indexer	Yen	100% CDI	Dollar	SELIC	SELIC
Interest Rate (p.m.)	0.27%	0.87%	1.00%	0.00%	0.00%
Fee (%)	-	-	-	-	-
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO
Modality	Loan Agreement	Debenture	Promissory Note	Promissory Note	Promissory Note
Guarantee	-	Fiduciary Cession	-	-	Revenue Earmarking

Strictly confidential 88

EY

Attachment 9.1
Debt agreements

Description							
Financing Agent	ANEEL	ANEEL	SRF	SRF	SRF	SRF	ELETRA
Contract	AI- ANEEL - 41/2009	AI- ANEEL - 25/2011	PAEX 130	PAEX 120	PAEX INSS	COFINS - 12973-12996	SPJU 1527
Engagement Currency	BRL	BRL	BRL	BRL	BRL	BRL	BRL
Debit Balance on 30/06/2015 (Principal + Charges)	5,898,927	7,978,990	43,991,344	7,838,991	4,899,258	1,227,106	135,547,677
Contract signing date	26/04/2012	26/04/2012	30/09/2006	30/09/2006	30/09/2006	31/07/2014	30/09/2007
Type of Amortization	SAC	SAC	SAC	SAC	SAC	SAC	PRICE
Number of installments payable	21	21	24	14	24	19	61
Amortization Frequency	monthly	monthly	monthly	monthly	monthly	monthly	monthly
Remaining Amortization Grace Period (months)	-	-	-	-	-	-	-
Interest Capitalization (Yes/No)	NO	NO	NO	NO	NO	NO	NO
Interest Grace Period (months)	-	-	-	-	-	-	-
Interest Frequency	monthly	monthly	monthly	monthly	monthly	monthly	monthly
Indexer	SELIC	SELIC	TJLP	Selic	TJLP	Selic	INPC
Interest Rate (p.m.)	1.00%	1.00%	0.00%	0.00%	0.00%	0.00%	0.49%
Fee (%)	-	-	-	-	-	-	-
Capitalized Fee - (Yes/No)	NO	NO	NO	NO	NO	NO	NO
Modality	Refis	Refis	Refis	Refis	Refis	Refis	Promissory Note
Guarantee	-	-	-	-	-	-	Revenue earmarking, restricted to the monthly value of the respective installment restated.

Strictly confidential 89

Attachment 9.2

Data provided by Quantum - Scenario Base 5 years

Energy Balance, GWh	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Free consumers	463	945	975	1,010	1,049	1,082	1,118	1,158	1,201	1,246	1,294	1,344	1,396	1,450	1,506	1,565
Captive market	5,994	12,415	12,904	13,438	14,003	14,511	15,052	15,620	16,215	16,834	17,476	18,143	18,835	19,551	20,294	21,062
Residential	2,236	4,704	4,885	5,067	5,251	5,436	5,625	5,816	6,011	6,209	6,410	6,614	6,821	7,032	7,246	7,462
Commercial	1,201	2,480	2,606	2,756	2,920	3,047	3,190	3,347	3,516	3,696	3,889	4,092	4,307	4,533	4,772	5,024
Industrial	1,182	2,414	2,490	2,580	2,677	2,761	2,855	2,957	3,067	3,182	3,303	3,430	3,563	3,701	3,845	3,995
Rural	633	1,278	1,325	1,378	1,437	1,487	1,539	1,593	1,650	1,708	1,769	1,833	1,899	1,968	2,040	2,115
Other clients	741	1,539	1,598	1,657	1,718	1,780	1,842	1,906	1,971	2,038	2,106	2,175	2,245	2,317	2,391	2,466
Supply to other distributors	67	139	145	150	155	161	167	172	178	184	190	197	203	210	216	223
Captive market + Supply to other distributors	6,061	12,555	13,048	13,588	14,159	14,672	15,218	15,793	16,393	17,018	17,667	18,340	19,038	19,761	20,510	21,285
Non-technical losses	137	287	301	313	326	338	351	364	378	392	407	423	439	455	473	490
Technical losses	689	1,426	1,482	1,543	1,607	1,665	1,726	1,791	1,859	1,930	2,004	2,080	2,159	2,241	2,326	2,415
Basic network losses	122	253	263	273	285	295	306	318	330	342	355	369	383	398	413	428
Required energy	7,009	14,520	15,094	15,717	16,377	16,970	17,601	18,265	18,960	19,682	20,433	21,211	22,019	22,855	23,721	24,619

Energy Balance, GWh	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Free consumers	1,626	1,689	1,755	1,824	1,895	1,969	2,046	2,126	2,209	2,295	2,385	2,478	2,575	2,675	2,191
Captive market	21,860	22,688	23,549	24,444	25,375	26,343	27,350	28,398	29,488	30,623	31,805	33,035	34,317	35,653	29,203
Residential	7,684	7,911	8,144	8,383	8,629	8,882	9,141	9,407	9,681	9,962	10,251	10,548	10,853	11,167	9,057
Commercial	5,290	5,569	5,863	6,173	6,500	6,843	7,205	7,586	7,987	8,409	8,853	9,321	9,814	10,333	8,576
Industrial	4,151	4,313	4,481	4,656	4,838	5,027	5,223	5,428	5,640	5,860	6,089	6,327	6,574	6,831	5,595
Rural	2,193	2,274	2,360	2,448	2,541	2,638	2,740	2,847	2,958	3,075	3,197	3,326	3,460	3,602	2,957
Other clients	2,542	2,621	2,701	2,783	2,867	2,953	3,041	3,131	3,223	3,317	3,414	3,514	3,616	3,721	3,018
Supply to other distributors	230	237	244	252	259	267	275	283	292	300	309	318	327	337	273
Captive market + Supply to other distributors	22,090	22,925	23,793	24,696	25,634	26,610	27,625	28,681	29,779	30,923	32,114	33,353	34,644	35,989	29,476
Non-technical losses	509	528	548	569	591	613	637	661	687	713	741	769	799	830	683
Technical losses	2,506	2,601	2,700	2,802	2,909	3,020	3,135	3,255	3,380	3,510	3,646	3,786	3,933	4,086	3,347
Basic network losses	444	461	479	497	516	535	556	577	599	622	646	671	697	724	593
Required energy	25,549	26,516	27,520	28,564	29,650	30,779	31,953	33,174	34,445	35,768	37,146	38,580	40,073	41,629	34,099

Strictly confidential 90 EY

Attachment 9.2

Data provided by Quantum – Scenario Base 5 years

Component B value, BRL/MWh	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Residential	99.14	105.09	113.63	132.23	137.57	142.22	146.91	154.40	170.84	176.87	183.12	189.38	195.26	201.93	208.87	216.05
Commercial	91.79	97.30	105.20	122.42	127.37	131.67	136.01	142.95	158.17	163.75	169.54	175.34	180.78	186.96	193.38	200.03
Industrial	59.70	63.29	68.43	79.63	82.85	85.64	88.47	92.98	102.88	106.51	110.28	114.05	117.59	121.60	125.78	130.11
Rural	90.94	96.40	104.23	121.29	126.18	130.44	134.75	141.62	156.70	162.23	167.96	173.71	179.10	185.22	191.58	198.17
Other clients	68.50	72.62	78.52	91.37	95.06	98.27	101.51	106.69	118.05	122.21	126.53	130.86	134.92	139.53	144.32	149.29

Used component A values, BRL/MWh	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Custos de aquisição da energia	204.89	198.46	209.14	219.06	229.28	239.97	251.12	262.78	274.97	287.70	301.03	314.96	329.53	344.77	360.71	377.38
Custos de transporte da energia	13.10	12.68	13.37	14.00	14.65	15.34	16.05	16.80	17.57	18.39	19.24	20.13	21.06	22.04	23.05	24.12

Other revenues, BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Other revenues	24,179	52,525	56,858	61,357	66,074	70,845	76,031	81,641	87,690	94,198	101,192	108,705	116,771	125,428	134,717	144,685

Component B value, BRL/MWh	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Residential	223.28	229.44	234.21	241.73	249.48	257.38	264.92	272.10	280.44	289.04	297.86	306.64	315.20	325.09	333.67
Commercial	206.72	212.42	216.84	223.80	230.97	238.29	245.27	251.92	259.64	267.60	275.77	283.89	291.82	300.98	308.93
Industrial	134.46	138.17	141.04	145.57	150.24	154.99	159.54	163.86	168.88	174.06	179.37	184.66	189.81	195.77	200.94
Rural	204.80	210.44	214.82	221.72	228.83	236.07	242.99	249.58	257.23	265.11	273.21	281.25	289.11	298.18	306.05
Other clients	154.28	158.53	161.83	167.03	172.38	177.84	183.05	188.02	193.78	199.72	205.82	211.88	217.79	224.63	230.56

Used component A values, BRL/MWh	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Custos de aquisição da energia	394.83	413.08	432.18	452.16	473.06	494.94	517.83	541.77	566.83	593.05	620.49	649.20	679.25	710.69	743.59
Custos de transporte da energia	25.24	26.40	27.62	28.90	30.24	31.63	33.10	34.63	36.23	37.91	39.66	41.49	43.41	45.42	47.53

Other revenues, BRL'000	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Other revenues	155,390	166,894	179,258	192,547	206,834	222,195	238,713	256,479	275,589	296,147	318,268	342,073	367,693	395,272	333,153

Strictly confidential 91 EY

Attachment 9.2

Data provided by Quantum – Scenario Base 5 years

PMSO, BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Pessoal	164,332	342,094	353,236	360,768	385,892	411,041	438,235	467,480	498,818	532,320	568,089
Material	6,919	14,403	14,872	15,189	16,247	17,306	18,450	19,682	21,001	22,412	23,918
Serviços	216,343	450,367	465,036	474,953	508,028	541,137	576,938	615,439	656,695	700,800	747,891
Outros	16,870	35,118	36,262	37,036	39,615	42,196	44,988	47,990	51,207	54,647	58,319
Custos não reconhecidos	31,600	38,470	19,860	13,842	9,769	7,503	8,143	8,843	9,605	10,435	11,336
Total	436,063	880,452	889,266	901,788	959,550	1,019,184	1,086,754	1,159,434	1,237,327	1,320,613	1,409,553

CAPEX. BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Ativos eletricos BRR	191,204	564,828	688,534	656,154	688,668	502,997	526,939	552,021	389,318	407,849	569,684
Ativos não eletricos BAR	-	21,269	24,339	7,978	8,175	7,414	7,766	8,136	8,523	8,929	9,354
Total	191,204	586,098	712,873	664,132	696,843	510,410	534,706	560,158	397,841	416,778	579,038

Base de Remuneração Regulatória Líquida, BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Base de Remuneração Regulatória Líquida	2,211,554	2,688,181	3,302,170	3,893,016	4,510,092	4,946,863	5,406,138	5,883,467	6,203,421	6,536,291	7,015,304

PMSO, BRL'000	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Personnel	606,257	646,965	690,367	736,626	785,935	838,542	894,708	954,679	1,018,722	1,087,123	1,160,192
Materials	25,524	27,238	29,066	31,013	33,089	35,304	37,669	40,194	42,890	45,770	48,846
Services	798,138	851,732	908,870	969,769	1,034,686	1,103,943	1,177,885	1,256,838	1,341,150	1,431,200	1,527,396
Other	62,237	66,416	70,871	75,620	80,682	86,083	91,848	98,005	104,579	111,601	119,102
Unrecognized costs	12,316	13,380	14,535	15,790	17,151	18,631	20,239	21,987	23,888	25,955	28,203
Total	1,504,472	1,605,731	1,713,709	1,828,818	1,951,544	2,082,503	2,222,348	2,371,703	2,531,229	2,701,649	2,883,740

CAPEX, BRL'000	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Electric Assets BRR	746,001	781,510	538,755	564,400	788,353	1,032,349	1,081,489	762,261	798,545	1,115,408	1,460,627
Non-electric assets BAR	9,799	10,266	10,754	11,266	11,803	12,364	12,953	13,570	14,216	14,892	15,601
Total	755,800	791,776	549,509	575,666	800,156	1,044,713	1,094,442	775,831	812,761	1,130,300	1,476,228

Net Regulatory Remuneration Base, BRL'000	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net Regulatory Remuneration Base	7,656,821	8,327,181	8,770,551	9,236,481	9,923,026	10,843,884	11,811,979	12,476,507	13,177,392	14,176,178	15,497,684

Strictly confidential 92

EY

Attachment 9.2

Data provided by Quantum – Scenario Base 5 years

PMSO, BRL'000	2037	2038	2039	2040	2041	2042	2043	2044	2045
Personnel	1,238,259	1,321,677	1,410,827	1,506,117	1,607,988	1,716,910	1,833,384	1,957,953	1,641,742
Materials	52,133	55,645	59,398	63,410	67,699	72,285	77,189	82,433	69,120
Services	1,630,171	1,739,991	1,857,357	1,982,808	2,116,920	2,260,317	2,413,655	2,577,651	2,161,357
Other	127,117	135,680	144,832	154,614	165,072	176,254	188,211	200,999	168,537
Unrecognized costs	30,648	33,308	36,203	39,353	42,781	46,513	50,576	55,000	46,777
Total	3,078,327	3,286,301	3,508,617	3,746,302	4,000,460	4,272,279	4,563,014	4,874,036	4,087,534

CAPEX, BRL'000	2037	2038	2039	2040	2041	2042	2043	2044	2045
Electric Assets BRR	1,530,152	1,081,840	1,133,336	1,583,043	2,072,995	2,171,670	1,954,727	2,098,118	1,775,569
Non-electric assets BAR	16,344	17,122	17,937	18,790	19,685	20,622	21,603	22,632	18,691
Total	1,546,496	1,098,962	1,151,272	1,601,834	2,092,680	2,192,292	1,976,330	2,120,750	1,794,260

Net Regulatory Remuneration Base, BRL'000	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net Regulatory Remuneration Base	16,871,789	17,811,384	18,777,972	20,158,215	22,001,136	23,932,438	25,676,906	27,573,366	29,166,727

Strictly confidential 93 EY

Attachment 9.2

Data provided by Quantum – Scenario 3 years

Energy Balance, GWh	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Free consumers	463	945	975	1,010	1,049	1,082	1,118	1,158	1,201	1,246	1,294	1,344	1,396	1,450	1,506	1,565
Captive market	5,994	12,415	12,904	13,438	14,003	14,511	15,052	15,620	16,215	16,834	17,476	18,143	18,835	19,551	20,294	21,062
Residential	2,236	4,704	4,885	5,067	5,251	5,436	5,625	5,816	6,011	6,209	6,410	6,614	6,821	7,032	7,246	7,462
Commercial	1,201	2,480	2,606	2,756	2,920	3,047	3,190	3,347	3,516	3,696	3,889	4,092	4,307	4,533	4,772	5,024
Industrial	1,182	2,414	2,490	2,580	2,677	2,761	2,855	2,957	3,067	3,182	3,303	3,430	3,563	3,701	3,845	3,995
Rural	633	1,278	1,325	1,378	1,437	1,487	1,539	1,593	1,650	1,708	1,769	1,833	1,899	1,968	2,040	2,115
Other clients	741	1,539	1,598	1,657	1,718	1,780	1,842	1,906	1,971	2,038	2,106	2,175	2,245	2,317	2,391	2,466
Supply to other distributors	67	139	145	150	155	161	167	172	178	184	190	197	203	210	216	223
Captive market + Supply to other distributors	6,061	12,555	13,048	13,588	14,159	14,672	15,218	15,793	16,393	17,018	17,667	18,340	19,038	19,761	20,510	21,285
Non-technical losses	137	287	301	313	326	338	351	364	378	392	407	423	439	455	473	490
Technical losses	689	1,426	1,482	1,543	1,607	1,665	1,726	1,791	1,859	1,930	2,004	2,080	2,159	2,241	2,326	2,415
Basic network losses	122	253	263	273	285	295	306	318	330	342	355	369	383	398	413	428
Required energy	7,009	14,520	15,094	15,717	16,377	16,970	17,601	18,265	18,960	19,682	20,433	21,211	22,019	22,855	23,721	24,619

Energy Balance, GWh	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Free consumers	1,626	1,689	1,755	1,824	1,895	1,969	2,046	2,126	2,209	2,295	2,385	2,478	2,575	2,675	2,191
Captive market	21,860	22,688	23,549	24,444	25,375	26,343	27,350	28,398	29,488	30,623	31,805	33,035	34,317	35,653	29,203
Residential	7,684	7,911	8,144	8,383	8,629	8,882	9,141	9,407	9,681	9,962	10,251	10,548	10,853	11,167	9,057
Commercial	5,290	5,569	5,863	6,173	6,500	6,843	7,205	7,586	7,987	8,409	8,853	9,321	9,814	10,333	8,576
Industrial	4,151	4,313	4,481	4,656	4,838	5,027	5,223	5,428	5,640	5,860	6,089	6,327	6,574	6,831	5,595
Rural	2,193	2,274	2,360	2,448	2,541	2,638	2,740	2,847	2,958	3,075	3,197	3,326	3,460	3,602	2,957
Other clients	2,542	2,621	2,701	2,783	2,867	2,953	3,041	3,131	3,223	3,317	3,414	3,514	3,616	3,721	3,018
Supply to other distributors	230	237	244	252	259	267	275	283	292	300	309	318	327	337	273
Captive market + Supply to other distributors	22,090	22,925	23,793	24,696	25,634	26,610	27,625	28,681	29,779	30,923	32,114	33,353	34,644	35,989	29,476
Non-technical losses	509	528	548	569	591	613	637	661	687	713	741	769	799	830	683
Technical losses	2,506	2,601	2,700	2,802	2,909	3,020	3,135	3,255	3,380	3,510	3,646	3,786	3,933	4,086	3,347
Basic network losses	444	461	479	497	516	535	556	577	599	622	646	671	697	724	593
Required energy	25,549	26,516	27,520	28,564	29,650	30,779	31,953	33,174	34,445	35,768	37,146	38,580	40,073	41,629	34,099

Strictly confidential 94 EY

Attachment 9.2

Data provided by Quantum - Scenario 3 years

Component B value, BRL/MWh	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Residential	99.14	105.09	114.66	137.16	142.68	147.48	152.33	158.74	170.60	176.61	182.83	189.08	194.88	201.31	208.23	215.39
Commercial	91.79	97.30	106.16	126.99	132.10	136.54	141.03	146.96	157.95	163.51	169.27	175.05	180.42	186.38	192.78	199.41
Industrial	59.70	63.29	69.05	82.60	85.92	88.81	91.73	95.59	102.74	106.36	110.10	113.86	117.36	121.23	125.39	129.71
Rural	90.94	96.40	105.17	125.81	130.87	135.27	139.72	145.60	156.48	161.99	167.70	173.43	178.75	184.64	190.99	197.56
Other clients	68.50	72.62	79.23	94.77	98.59	101.90	105.25	109.68	117.88	122.03	126.33	130.65	134.66	139.10	143.88	148.83

Used component A values, BRL/MWh	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Custos de aquisição da energia	204.89	198.46	209.14	219.06	229.28	239.97	251.12	262.78	274.97	287.70	301.03	314.96	329.53	344.77	360.71	377.38
Custos de transporte da energia	13.10	12.68	13.37	14.00	14.65	15.34	16.05	16.80	17.57	18.39	19.24	20.13	21.06	22.04	23.05	24.12

Other revenues, BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Other revenues	24,179	52,525	56,858	61,357	66,074	70,845	76,031	81,641	87,690	94,198	101,192	108,705	116,771	125,428	134,717	144,685

Component B value, BRL/MWh	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Residential	222.60	228.74	233.52	241.02	248.75	256.63	264.18	271.46	279.80	288.40	297.22	305.90	314.13	324.00	332.56
Commercial	206.09	211.77	216.20	223.14	230.30	237.60	244.59	251.32	259.05	267.01	275.18	283.21	290.83	299.97	307.89
Industrial	134.05	137.75	140.63	145.14	149.80	154.54	159.09	163.47	168.50	173.68	178.99	184.21	189.17	195.11	200.27
Rural	204.17	209.80	214.19	221.07	228.16	235.39	242.32	248.99	256.64	264.53	272.62	280.58	288.13	297.18	305.03
Other clients	153.81	158.05	161.36	166.54	171.88	177.33	182.54	187.57	193.34	199.28	205.37	211.37	217.06	223.88	229.79

Used component A values, BRL/MWh	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Custos de aquisição da energia	394.83	413.08	432.18	452.16	473.06	494.94	517.83	541.77	566.83	593.05	620.49	649.20	679.25	710.69	743.59
Custos de transporte da energia	25.24	26.40	27.62	28.90	30.24	31.63	33.10	34.63	36.23	37.91	39.66	41.49	43.41	45.42	47.53

Other revenues, BRL'000	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Other revenues	155,390	166,894	179,258	192,547	206,834	222,195	238,713	256,479	275,589	296,147	318,268	342,073	367,693	395,272	333,153

Strictly confidential 95

Attachment 9.2

Data provided by Quantum - Scenario 3 years

PMSO, BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Pessoal	168,115	368,822	381,544	384,428	386,204	411,373	438,589	467,858	499,221	532,750	568,549
Material	9,166	30,281	31,656	29,083	16,260	17,320	18,465	19,698	21,018	22,430	23,937
Serviços	216,343	450,367	465,113	475,337	508,439	541,574	577,404	615,937	657,226	701,367	748,496
Outros	16,870	35,118	36,268	37,066	39,647	42,231	45,024	48,029	51,249	54,691	58,366
Custos não reconhecidos	27,451	28,776	10,709	6,853	7,459	8,088	8,779	9,533	10,356	11,251	12,224
Total	437,945	913,364	925,290	932,766	958,009	1,020,586	1,088,262	1,161,055	1,239,070	1,322,489	1,411,571

CAPEX. BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Ativos eletricos BRR	191,204	809,406	850,928	784,609	260,806	444,420	465,575	487,736	389,318	407,849	569,684
Ativos não eletricos BAR	-	21,269	24,339	7,978	8,175	7,414	7,766	8,136	8,523	8,929	9,354
Total	191,204	830,675	875,267	792,587	268,981	451,834	473,341	495,872	397,841	416,778	579,038

Base de Remuneração Regulatória Líquida, BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Base de Remuneração Regulatória Líquida	2,211,554	2,923,545	3,696,376	4,413,776	4,621,532	5,000,670	5,398,858	5,813,577	6,130,210	6,459,602	6,934,968

PMSO, BRL'000	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Personnel	606,747	647,488	690,925	737,221	786,571	839,220	895,431	955,451	1,019,545	1,088,002	1,161,130
Materials	25,545	27,260	29,089	31,038	33,116	35,333	37,699	40,226	42,925	45,807	48,886
Services	798,783	852,420	909,604	970,553	1,035,522	1,104,836	1,178,837	1,257,854	1,342,234	1,432,357	1,528,631
Other	62,287	66,470	70,929	75,681	80,747	86,152	91,923	98,084	104,664	111,692	119,199
Unrecognized costs	13,282	14,430	15,678	17,032	18,502	20,099	21,835	23,723	25,775	28,008	30,435
Total	1,506,644	1,608,069	1,716,225	1,831,526	1,954,458	2,085,640	2,225,725	2,375,338	2,535,144	2,705,865	2,888,281

CAPEX, BRL'000	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Electric Assets BRR	746,001	781,510	538,755	564,400	788,353	1,032,349	1,081,489	762,261	798,545	1,115,408	1,460,627
Non-electric assets BAR	9,799	10,266	10,754	11,266	11,803	12,364	12,953	13,570	14,216	14,892	15,601
Total	755,800	791,776	549,509	575,666	800,156	1,044,713	1,094,442	775,831	812,761	1,130,300	1,476,228

Net Regulatory Remuneration Base, BRL'000	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net Regulatory Remuneration Base	7,572,665	8,239,187	8,678,371	9,140,305	9,822,942	10,740,205	11,704,093	12,364,610	13,060,623	14,054,204	15,370,104

Strictly confidential
96

Attachment 9.2

Data provided by Quantum - Scenario 3 years

PMSO, BRL'000	2037	2038	2039	2040	2041	2042	2043	2044	2045
Personnel	1,239,260	1,322,745	1,411,967	1,507,335	1,609,288	1,718,298	1,834,866	1,959,536	1,643,069
Materials	52,175	55,690	59,446	63,461	67,754	72,343	77,251	82,500	69,176
Services	1,631,489	1,741,397	1,858,859	1,984,410	2,118,631	2,262,144	2,415,606	2,579,734	2,163,104
Other	127,219	135,790	144,949	154,739	165,205	176,396	188,363	201,161	168,673
Unrecognized costs	33,076	35,949	39,076	42,478	46,182	50,213	54,602	59,382	50,506
Total	3,083,219	3,291,571	3,514,297	3,752,424	4,007,060	4,279,395	4,570,688	4,882,313	4,094,529

CAPEX, BRL'000	2037	2038	2039	2040	2041	2042	2043	2044	2045
Electric Assets BRR	1,530,152	1,081,840	1,133,336	1,583,043	2,072,995	2,171,670	1,954,727	2,098,118	1,775,569
Non-electric assets BAR	16,344	17,122	17,937	18,790	19,685	20,622	21,603	22,632	18,691
Total	1,546,496	1,098,962	1,151,272	1,601,834	2,092,680	2,192,292	1,976,330	2,120,750	1,794,260

Net Regulatory Remuneration Base, BRL'000	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net Regulatory Remuneration Base	16,738,647	17,672,108	18,632,352	20,007,500	21,852,154	23,791,183	25,545,033	27,451,196	29,063,470

Strictly confidential 97

EY

Attachment 9.2

Data provided by Quantum – Scenario GDP Goiás

Energy Balance, GWh	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Free consumers	463	945	975	1,010	1,049	1,088	1,129	1,172	1,217	1,263	1,311	1,361	1,412	1,466	1,522	1,580
Captive market	5,994	12,415	12,904	13,438	14,003	14,589	15,196	15,826	16,479	17,158	17,862	18,593	19,352	20,142	20,962	21,816
Residential	2,236	4,704	4,885	5,067	5,251	5,437	5,626	5,817	6,012	6,209	6,409	6,612	6,818	7,028	7,240	7,456
Commercial	1,201	2,480	2,606	2,756	2,920	3,095	3,281	3,479	3,688	3,911	4,147	4,397	4,663	4,945	5,244	5,561
Industrial	1,182	2,414	2,490	2,580	2,677	2,779	2,883	2,993	3,106	3,224	3,347	3,474	3,606	3,743	3,886	4,033
Rural	633	1,278	1,325	1,378	1,437	1,499	1,563	1,631	1,702	1,776	1,853	1,935	2,020	2,109	2,202	2,300
Other clients	741	1,539	1,598	1,657	1,718	1,780	1,842	1,906	1,971	2,038	2,106	2,175	2,245	2,317	2,391	2,466
Supply to other distributors	67	139	145	150	155	161	167	172	178	184	190	197	203	210	216	223
Captive market + Supply to other distributors	6,061	12,555	13,048	13,588	14,159	14,750	15,363	15,998	16,658	17,342	18,052	18,789	19,555	20,351	21,179	22,039
Non-technical losses	137	287	301	313	326	340	354	369	384	399	416	433	450	468	487	507
Technical losses	689	1,426	1,482	1,543	1,607	1,674	1,743	1,814	1,889	1,966	2,046	2,129	2,216	2,305	2,399	2,496
Basic network losses	122	253	263	273	285	297	309	322	335	349	363	378	393	409	426	443
Required energy	7,009	14,520	15,094	15,717	16,377	17,060	17,768	18,503	19,265	20,056	20,877	21,729	22,614	23,534	24,491	25,485

Energy Balance, GWh	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Free consumers	1,640	1,702	1,767	1,834	1,904	1,976	2,052	2,130	2,211	2,295	2,382	2,473	2,567	2,665	2,181
Captive market	22,704	23,629	24,594	25,601	26,652	27,748	28,892	30,087	31,335	32,639	34,001	35,425	36,914	38,470	31,610
Residential	7,675	7,901	8,132	8,370	8,614	8,864	9,121	9,386	9,657	9,936	10,223	10,518	10,820	11,132	9,028
Commercial	5,897	6,253	6,631	7,032	7,457	7,908	8,386	8,893	9,431	10,001	10,606	11,247	11,927	12,648	10,574
Industrial	4,187	4,346	4,512	4,683	4,861	5,046	5,239	5,438	5,645	5,860	6,083	6,314	6,555	6,804	5,568
Rural	2,402	2,508	2,619	2,733	2,852	2,977	3,106	3,240	3,379	3,524	3,675	3,832	3,996	4,165	3,423
Other clients	2,542	2,621	2,701	2,783	2,867	2,953	3,041	3,131	3,223	3,317	3,414	3,514	3,616	3,721	3,018
Supply to other distributors	230	237	244	252	259	267	275	283	292	300	309	318	327	337	273
Captive market + Supply to other distributors	22,934	23,866	24,839	25,853	26,911	28,015	29,167	30,370	31,627	32,939	34,310	35,743	37,241	38,807	31,883
Non-technical losses	527	549	571	594	618	644	670	698	726	756	788	820	854	890	735
Technical losses	2,597	2,702	2,811	2,926	3,045	3,169	3,299	3,434	3,576	3,723	3,877	4,038	4,207	4,382	3,600
Basic network losses	461	480	500	520	541	563	587	611	636	662	690	719	749	780	641
Required energy	26,519	27,597	28,721	29,893	31,116	32,391	33,723	35,113	36,565	38,081	39,665	41,320	43,050	44,859	36,859

Strictly confidential

98

EY

Attachment 9.2

Data provided by Quantum – Scenario GDP Goiás

Component B value, BRL/MWh	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Residential	99.14	105.09	113.63	132.23	137.73	142.35	147.01	154.27	169.86	175.82	181.99	188.17	193.72	199.42	206.24	213.29
Commercial	91.79	97.30	105.20	122.42	127.51	131.79	136.11	142.83	157.26	162.78	168.49	174.22	179.35	184.63	190.94	197.47
Industrial	59.70	63.29	68.43	79.63	82.94	85.72	88.53	92.90	102.29	105.88	109.60	113.32	116.66	120.09	124.20	128.44
Rural	90.94	96.40	104.23	121.29	126.33	130.57	134.84	141.50	155.80	161.27	166.93	172.60	177.69	182.91	189.17	195.64
Other clients	68.50	72.62	78.52	91.37	95.17	98.36	101.58	106.60	117.37	121.49	125.75	130.02	133.86	137.79	142.51	147.38

Used component A values, BRL/MWh	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Custos de aquisição da energia	204.89	198.46	209.14	219.06	229.28	239.95	251.12	262.80	275.02	287.80	301.18	315.17	329.82	345.14	361.17	377.95
Custos de transporte da energia	13.10	12.68	13.37	14.00	14.65	15.34	16.05	16.80	17.58	18.40	19.25	20.14	21.08	22.06	23.08	24.16

Other revenues, BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Other revenues	24,179	52,525	56,858	61,357	66,150	71,288	76,811	82,750	89,138	96,006	103,392	111,337	119,885	129,082	138,979	149,630

Component B value, BRL/MWh	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Residential	220.39	226.18	230.07	237.40	244.97	252.66	259.75	265.84	273.87	282.15	290.65	298.86	306.16	315.69	323.72
Commercial	204.04	209.41	213.00	219.79	226.80	233.92	240.49	246.12	253.56	261.22	269.09	276.69	283.45	292.27	299.71
Industrial	132.72	136.21	138.55	142.96	147.52	152.16	156.43	160.09	164.93	169.91	175.03	179.98	184.37	190.11	194.95
Rural	202.14	207.46	211.02	217.75	224.69	231.75	238.25	243.83	251.20	258.80	266.59	274.12	280.82	289.55	296.93
Other clients	152.28	156.29	158.97	164.04	169.27	174.58	179.48	183.69	189.24	194.96	200.83	206.51	211.55	218.13	223.68

Used component A values, BRL/MWh	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Custos de aquisição da energia	395.51	413.88	433.11	453.23	474.29	496.34	519.41	543.55	568.82	595.27	622.95	651.93	682.26	714.00	747.23
Custos de transporte da energia	25.28	26.45	27.68	28.97	30.31	31.72	33.20	34.74	36.36	38.05	39.82	41.67	43.61	45.64	47.76

Other revenues, BRL'000	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Other revenues	161,099	173,458	186,778	201,136	216,617	233,310	251,315	270,738	291,693	314,307	338,714	365,062	393,510	424,230	358,365

Strictly confidential 99

Attachment 9.2
Data provided by Quantum – Scenario GDP Goiás

PMSO, BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Pessoal	164,332	342,094	353,236	360,768	386,336	413,610	442,727	473,828	507,052	542,538	580,440
Material	6,919	14,403	14,872	15,189	16,265	17,414	18,640	19,949	21,348	22,842	24,438
Serviços	216,343	450,367	465,036	474,953	508,612	544,519	582,851	623,796	667,536	714,252	764,151
Outros	16,870	35,118	36,262	37,036	39,660	42,460	45,449	48,642	52,053	55,696	59,587
Custos não reconhecidos	31,600	38,470	19,860	13,842	9,769	7,513	8,186	8,918	9,715	10,582	11,525
Total	436,063	880,452	889,266	901,788	960,642	1,025,515	1,097,853	1,175,134	1,257,704	1,345,909	1,440,140

CAPEX. BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Ativos eletricos BRR	191,204	564,828	688,534	656,154	688,668	503,919	527,905	553,034	391,620	410,261	573,052
Ativos não eletricos BAR	-	21,269	24,339	7,978	8,175	7,414	7,766	8,136	8,523	8,929	9,354
Total	191,204	586,098	712,873	664,132	696,843	511,332	535,672	561,170	400,143	419,190	582,406

Base de Remuneração Regulatória Líquida, BRL'000	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Base de Remuneração Regulatória Líquida	2,211,554	2,688,181	3,302,170	3,893,016	4,510,092	4,947,751	5,407,962	5,886,269	6,208,457	6,543,678	7,025,972

PMSO, BRL'000	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Personnel	620,937	664,218	710,480	759,928	812,795	869,348	929,894	994,727	1,064,160	1,138,539	1,218,229
Materials	26,143	27,965	29,912	31,994	34,220	36,601	39,150	41,880	44,803	47,934	51,290
Services	817,466	874,445	935,348	1,000,448	1,070,047	1,144,499	1,224,208	1,309,560	1,400,970	1,498,890	1,603,802
Other	63,744	68,187	72,936	78,012	83,440	89,245	95,461	102,116	109,244	116,880	125,060
Unrecognized costs	12,551	13,668	14,884	16,208	17,649	19,218	20,929	22,794	24,828	27,045	29,464
Total	1,540,841	1,648,484	1,763,561	1,886,590	2,018,150	2,158,911	2,309,643	2,471,077	2,644,004	2,829,289	3,027,845

CAPEX, BRL'000	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Electric Assets BRR	750,412	786,132	546,394	572,402	799,531	1,046,986	1,096,823	780,201	817,339	1,141,659	1,495,002
Non-electric assets BAR	9,799	10,266	10,754	11,266	11,803	12,364	12,953	13,570	14,216	14,892	15,601
Total	760,211	796,397	557,148	583,668	811,334	1,059,351	1,109,776	793,771	831,554	1,156,551	1,510,603

Net Regulatory Remuneration Base, BRL'000	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net Regulatory Remuneration Base	7,671,785	8,346,615	8,797,419	9,271,154	9,968,573	10,903,657	11,886,669	12,568,512	13,287,678	14,311,895	15,666,644

Strictly confidential
100
EY

Attachment 9.2

Data provided by Quantum – Scenario GDP Goiás

PMSO, BRL'000	2037	2038	2039	2040	2041	2042	2043	2044	2045
Personnel	1,303,625	1,395,152	1,493,268	1,598,468	1,711,284	1,832,289	1,962,103	2,101,387	1,765,985
Materials	54,885	58,738	62,869	67,298	72,048	77,143	82,608	88,472	74,351
Services	1,716,226	1,836,721	1,965,892	2,104,388	2,252,910	2,412,213	2,583,114	2,766,482	2,324,923
Other	133,827	143,223	153,295	164,095	175,676	188,098	201,425	215,723	181,292
Unrecognized costs	32,103	34,982	38,124	41,554	45,298	49,387	53,852	58,729	50,061
Total	3,240,665	3,468,816	3,713,449	3,975,803	4,257,216	4,559,130	4,883,102	5,230,794	4,396,611

CAPEX, BRL'000	2037	2038	2039	2040	2041	2042	2043	2044	2045
Electric Assets BRR	1,566,164	1,118,183	1,171,408	1,636,223	2,142,634	2,244,624	2,032,611	2,186,303	1,854,133
Non-electric assets BAR	16,344	17,122	17,937	18,790	19,685	20,622	21,603	22,632	18,691
Total	1,582,508	1,135,305	1,189,345	1,655,014	2,162,319	2,265,246	2,054,215	2,208,934	1,872,823

Net Regulatory Remuneration Base, BRL'000	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net Regulatory Remuneration Base	17,075,210	18,049,963	19,053,249	20,484,553	22,394,236	24,394,682	26,213,524	28,193,898	29,861,409

Strictly confidential 101 EY

Attachment 9.3
Projected income statement – Scenario Base 5 years

Income Statement (BRL thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Net operating revenue	1,989,397	4,096,362	4,518,584	5,089,231	5,538,083	5,980,991	6,463,797	7,027,370	7,769,056	8,408,682	9,101,293
Electricity Supply	1,965,218	4,043,837	4,461,725	5,027,875	5,472,010	5,910,146	6,387,765	6,945,729	7,681,366	8,314,484	9,000,101
Residential	709,259	1,487,721	1,641,992	1,850,838	2,003,193	2,161,057	2,329,120	2,524,251	2,785,525	2,998,761	3,226,568
Commercial	371,915	764,844	854,092	979,624	1,084,295	1,179,068	1,286,116	1,414,052	1,584,584	1,736,791	1,904,626
Industrial	456,957	921,815	1,008,283	1,122,717	1,217,582	1,310,214	1,413,183	1,533,349	1,687,495	1,827,138	1,979,273
Rural	195,614	393,118	432,833	488,350	531,882	573,674	618,654	671,130	741,093	800,009	863,770
Other clients	231,474	476,339	524,525	586,346	635,058	686,134	740,692	802,946	882,669	951,784	1,025,864
Other revenues	24,179	52,525	56,858	61,357	66,074	70,845	76,031	81,641	87,690	94,198	101,192
Electricity Supply Costs	(1,422,747)	(2,849,812)	(3,120,435)	(3,402,311)	(3,709,635)	(4,022,033)	(4,364,712)	(4,739,099)	(5,146,991)	(5,590,565)	(6,072,447)
Electricity purchased for resale	(1,337,274)	(2,678,607)	(2,932,972)	(3,197,914)	(3,486,775)	(3,780,405)	(4,102,498)	(4,454,393)	(4,837,781)	(5,254,706)	(5,707,639)
Transmission System Usage Charges	(85,473)	(171,205)	(187,463)	(204,397)	(222,860)	(241,628)	(262,214)	(284,706)	(309,211)	(335,859)	(364,808)
Gross profit	566,650	1,246,549	1,398,149	1,686,920	1,828,448	1,958,958	2,099,085	2,288,271	2,622,065	2,818,117	3,028,846
Operating expenses	(445,976)	(900,864)	(911,782)	(927,148)	(987,147)	(1,048,987)	(1,118,964)	(1,194,452)	(1,276,041)	(1,362,514)	(1,454,905)
PMSO	(436,063)	(880,452)	(889,266)	(901,788)	(959,550)	(1,019,184)	(1,086,754)	(1,159,434)	(1,237,327)	(1,320,613)	(1,409,553)
Personnel	(164,332)	(342,094)	(353,236)	(360,768)	(385,892)	(411,041)	(438,235)	(467,480)	(498,818)	(532,320)	(568,089)
Materials	(6,919)	(14,403)	(14,872)	(15,189)	(16,247)	(17,306)	(18,450)	(19,682)	(21,001)	(22,412)	(23,918)
Services	(216,343)	(450,367)	(465,036)	(474,953)	(508,028)	(541,137)	(576,938)	(615,439)	(656,695)	(700,800)	(747,891)
Other	(48,470)	(73,588)	(56,122)	(50,878)	(49,383)	(49,700)	(53,131)	(56,833)	(60,813)	(65,081)	(69,655)
Losses	(9,913)	(20,412)	(22,516)	(25,360)	(27,596)	(29,803)	(32,209)	(35,018)	(38,713)	(41,901)	(45,352)
EBITDA	120,674	345,685	486,366	759,772	841,302	909,971	980,121	1,093,819	1,346,024	1,455,603	1,573,941
Depreciation/Amortization	(43,839)	(100,236)	(125,979)	(152,640)	(178,495)	(201,469)	(221,411)	(242,191)	(260,368)	(275,929)	(291,327)
EBIT	76,836	245,449	360,387	607,133	662,807	708,502	758,710	851,628	1,085,656	1,179,675	1,282,614
Financial result	-	-	-	-	-	-	-	-	-	-	-
EBT	76,836	245,449	360,387	607,133	662,807	708,502	758,710	851,628	1,085,656	1,179,675	1,282,614
Income taxes	(26,112)	(83,429)	(122,508)	(206,401)	(225,330)	(240,867)	(257,938)	(289,529)	(369,099)	(401,065)	(436,065)
Net profit	50,724	162,020	237,880	400,732	437,476	467,635	500,773	562,098	716,557	778,609	846,549

Indicators											
Net revenue growth yoy	-	-	10.3%	12.6%	8.8%	8.0%	8.1%	8.7%	10.6%	8.2%	8.2%
% Gross profit	28.5%	30.4%	30.9%	33.1%	33.0%	32.8%	32.5%	32.6%	33.8%	33.5%	33.3%
% EBITDA	6.1%	8.4%	10.8%	14.9%	15.2%	15.2%	15.2%	15.6%	17.3%	17.3%	17.3%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	0.0%	23.7%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%
Capex , % Net operating revenue	-1.4%	1.2%	1.2%	0.9%	1.4%	0.1%	0.1%	0.0%	-0.1%	0.1%	0.1%

Strictly confidential 102

EY

Attachment 9.3

Projected income statement – Scenario Base 5 years

Income Statement (BRL thousands)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net operating revenue	9,847,534	10,644,351	11,516,480	12,460,014	13,480,145	14,580,085	15,743,484	16,968,483	18,351,070	19,848,223	21,467,371
Electricity Supply	9,738,829	10,527,580	11,391,052	12,325,297	13,335,460	14,424,696	15,576,591	16,789,226	18,158,523	19,641,389	21,245,176
Residential	3,468,659	3,723,234	3,999,214	4,293,985	4,608,500	4,943,348	5,291,730	5,652,021	6,059,333	6,495,803	6,962,658
Commercial	2,088,620	2,288,457	2,510,443	2,754,403	3,022,304	3,315,506	3,630,518	3,967,439	4,351,293	4,772,471	5,234,038
Industrial	2,144,164	2,321,486	2,515,808	2,726,793	2,955,700	3,203,342	3,467,125	3,747,114	4,060,505	4,400,280	4,768,245
Rural	932,457	1,005,773	1,086,239	1,173,490	1,268,072	1,370,244	1,478,224	1,591,830	1,720,726	1,860,602	2,012,229
Other clients	1,104,930	1,188,631	1,279,348	1,376,626	1,480,884	1,592,256	1,708,993	1,830,821	1,966,666	2,112,232	2,268,006
Other revenues	108,705	116,771	125,428	134,717	144,685	155,390	166,894	179,258	192,547	206,834	222,195
Electricity Supply Costs	(6,595,704)	(7,163,730)	(7,780,154)	(8,448,908)	(9,174,386)	(9,961,964)	(10,817,588)	(11,747,268)	(12,757,499)	(13,855,416)	(15,048,845)
Electricity purchased for resale	(6,199,460)	(6,733,362)	(7,312,753)	(7,941,331)	(8,623,226)	(9,363,489)	(10,167,711)	(11,041,540)	(11,991,080)	(13,023,038)	(14,144,770)
Transmission System Usage Charges	(396,243)	(430,368)	(467,400)	(507,576)	(551,160)	(598,475)	(649,877)	(705,729)	(766,419)	(832,378)	(904,074)
Gross profit	3,251,830	3,480,621	3,736,326	4,011,106	4,305,759	4,618,121	4,925,896	5,221,215	5,593,571	5,992,806	6,418,526
Operating expenses	(1,553,543)	(1,658,772)	(1,771,096)	(1,890,907)	(2,018,716)	(2,155,156)	(2,300,798)	(2,456,257)	(2,622,673)	(2,800,553)	(2,990,712)
PMSO	(1,504,472)	(1,605,731)	(1,713,709)	(1,828,818)	(1,951,544)	(2,082,503)	(2,222,348)	(2,371,703)	(2,531,229)	(2,701,649)	(2,883,740)
Personnel	(606,257)	(646,965)	(690,367)	(736,626)	(785,935)	(838,542)	(894,708)	(954,679)	(1,018,722)	(1,087,123)	(1,160,192)
Materials	(25,524)	(27,238)	(29,066)	(31,013)	(33,089)	(35,304)	(37,669)	(40,194)	(42,890)	(45,770)	(48,846)
Services	(798,138)	(851,732)	(908,870)	(969,769)	(1,034,686)	(1,103,943)	(1,177,885)	(1,256,838)	(1,341,150)	(1,431,200)	(1,527,396)
Other	(74,553)	(79,796)	(85,407)	(91,410)	(97,834)	(104,713)	(112,087)	(119,992)	(128,467)	(137,556)	(147,305)
Losses	(49,070)	(53,041)	(57,387)	(62,088)	(67,172)	(72,653)	(78,450)	(84,554)	(91,444)	(98,904)	(106,972)
EBITDA	1,698,287	1,821,849	1,965,230	2,120,199	2,287,043	2,462,965	2,625,098	2,764,958	2,970,897	3,192,253	3,427,814
Depreciation/Amortization	(311,764)	(338,475)	(361,972)	(382,371)	(407,398)	(441,030)	(480,026)	(513,969)	(542,619)	(577,659)	(624,659)
EBIT	1,386,523	1,483,373	1,603,258	1,737,829	1,879,644	2,021,935	2,145,072	2,250,989	2,428,279	2,614,594	2,803,155
Financial result	-	-	-	-	-	-	-	-	-	-	-
EBT	1,386,523	1,483,373	1,603,258	1,737,829	1,879,644	2,021,935	2,145,072	2,250,989	2,428,279	2,614,594	2,803,155
Income taxes	(471,394)	(504,323)	(545,084)	(590,838)	(639,055)	(687,434)	(729,301)	(765,312)	(825,591)	(888,938)	(953,049)
Net profit	915,129	979,050	1,058,174	1,146,991	1,240,589	1,334,501	1,415,772	1,485,677	1,602,688	1,725,656	1,850,106

Indicators	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net revenue growth yoy	8.2%	8.1%	8.2%	8.2%	8.2%	8.2%	8.0%	7.8%	8.1%	8.2%	8.2%
% Gross profit	33.0%	32.7%	32.4%	32.2%	31.9%	31.7%	31.3%	30.8%	30.5%	30.2%	29.9%
% EBITDA	17.2%	17.1%	17.1%	17.0%	17.0%	16.9%	16.7%	16.3%	16.2%	16.1%	16.0%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	23.8%	23.8%	23.8%	23.8%	23.8%	27.9%	34.0%	34.0%	34.0%	34.0%	34.0%
Capex , % Net operating revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Strictly confidential

103

EY

Attachment 9.3
Projected income statement – Scenario Base 5 years

Income Statement (BRL thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net operating revenue	23,206,202	25,074,041	27,122,450	29,342,114	31,746,933	34,344,260	37,144,927	40,216,450	34,285,328
Electricity Supply	22,967,489	24,817,562	26,846,862	29,045,967	31,428,665	34,002,187	36,777,233	39,821,178	33,952,176
Residential	7,457,468	7,981,997	8,553,031	9,164,971	9,820,479	10,519,670	11,263,818	12,073,348	10,187,300
Commercial	5,736,481	6,283,415	6,890,165	7,555,869	8,286,045	9,084,583	9,956,268	10,922,843	9,434,288
Industrial	5,164,551	5,591,418	6,058,523	6,564,921	7,113,787	7,707,179	8,347,873	9,048,625	7,724,774
Rural	2,175,421	2,351,166	2,544,711	2,755,200	2,984,138	3,232,377	3,501,155	3,797,462	3,243,861
Other clients	2,433,569	2,609,566	2,800,432	3,005,005	3,224,216	3,458,378	3,708,119	3,978,899	3,361,952
Other revenues	238,713	256,479	275,589	296,147	318,268	342,073	367,693	395,272	333,153
Electricity Supply Costs	(16,346,250)	(17,756,898)	(19,290,897)	(20,959,277)	(22,774,079)	(24,748,515)	(26,896,789)	(29,234,618)	(25,055,454)
Electricity purchased for resale	(15,364,233)	(16,690,135)	(18,131,978)	(19,700,127)	(21,405,904)	(23,261,724)	(25,280,938)	(27,478,319)	(23,550,223)
Transmission System Usage Charges	(982,017)	(1,066,763)	(1,158,920)	(1,259,149)	(1,368,175)	(1,486,792)	(1,615,851)	(1,756,299)	(1,505,231)
Gross profit	6,859,952	7,317,143	7,831,553	8,382,837	8,972,853	9,595,745	10,248,137	10,981,832	9,229,874
Operating expenses	(3,193,964)	(3,411,245)	(3,643,769)	(3,892,514)	(4,158,656)	(4,443,417)	(4,748,108)	(5,074,435)	(4,258,378)
PMSO	(3,078,327)	(3,286,301)	(3,508,617)	(3,746,302)	(4,000,460)	(4,272,279)	(4,563,014)	(4,874,036)	(4,087,534)
Personnel	(1,238,259)	(1,321,677)	(1,410,827)	(1,506,117)	(1,607,988)	(1,716,910)	(1,833,384)	(1,957,953)	(1,641,742)
Materials	(52,133)	(55,645)	(59,398)	(63,410)	(67,699)	(72,285)	(77,189)	(82,433)	(69,120)
Services	(1,630,171)	(1,739,991)	(1,857,357)	(1,982,808)	(2,116,920)	(2,260,317)	(2,413,655)	(2,577,651)	(2,161,357)
Other	(157,765)	(168,988)	(181,035)	(193,967)	(207,853)	(222,767)	(238,786)	(255,998)	(215,314)
Losses	(115,637)	(124,944)	(135,152)	(146,212)	(158,196)	(171,138)	(185,094)	(200,399)	(170,844)
EBITDA	3,665,988	3,905,897	4,187,784	4,490,323	4,814,198	5,152,328	5,500,030	5,907,397	4,971,496
Depreciation/Amortization	(679,162)	(726,649)	(766,786)	(815,889)	(881,773)	(880,983)	(930,726)	(985,616)	(1,030,029)
EBIT	2,986,826	3,179,249	3,420,998	3,674,434	3,932,425	4,271,344	4,569,304	4,921,781	3,941,467
Financial result	-	-	-	-	-	-	-	-	-
EBT	2,986,826	3,179,249	3,420,998	3,674,434	3,932,425	4,271,344	4,569,304	4,921,781	3,941,467
Income taxes	(1,015,497)	(1,080,921)	(1,163,115)	(1,249,284)	(1,337,000)	(1,452,233)	(1,553,539)	(1,673,381)	(1,340,075)
Net profit	1,971,329	2,098,328	2,257,883	2,425,151	2,595,424	2,819,111	3,015,765	3,248,399	2,601,392

Indicators									
Net revenue growth yoy	8.1%	8.0%	8.2%	8.2%	8.2%	8.2%	8.2%	8.3%	-14.7%
% Gross profit	29.6%	29.2%	28.9%	28.6%	28.3%	27.9%	27.6%	27.3%	26.9%
% EBITDA	15.8%	15.6%	15.4%	15.3%	15.2%	15.0%	14.8%	14.7%	14.5%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Capex , % Net operating revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	-0.2%

Strictly confidential

104

EY

Attachment 9.3

Projected income statement – Scenario 3 years

Income Statement (BRL thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Net operating revenue	1,989,397	4,096,362	4,530,719	5,149,828	5,603,544	6,050,867	6,538,454	7,089,303	7,765,506	8,404,649	9,096,727
Electricity Supply	1,965,218	4,043,837	4,473,861	5,088,472	5,537,470	5,980,022	6,462,423	7,007,662	7,677,816	8,310,451	8,995,535
Residential	709,259	1,487,721	1,647,015	1,875,813	2,030,023	2,189,669	2,359,614	2,549,458	2,784,086	2,997,135	3,224,737
Commercial	371,915	764,844	856,573	992,201	1,098,110	1,193,915	1,302,127	1,427,479	1,583,805	1,735,895	1,903,598
Industrial	456,957	921,815	1,010,429	1,133,375	1,229,048	1,322,394	1,426,156	1,544,090	1,686,880	1,826,439	1,978,482
Rural	195,614	393,118	434,083	494,581	538,617	580,853	626,308	677,464	740,731	799,599	863,307
Other clients	231,474	476,339	525,763	592,502	641,673	693,191	748,218	809,171	882,314	951,382	1,025,411
Other revenues	24,179	52,525	56,858	61,357	66,074	70,845	76,031	81,641	87,690	94,198	101,192
Electricity Supply Costs	(1,422,747)	(2,849,812)	(3,120,435)	(3,402,311)	(3,709,635)	(4,022,033)	(4,364,712)	(4,739,099)	(5,146,991)	(5,590,565)	(6,072,447)
Electricity purchased for resale	(1,337,274)	(2,678,607)	(2,932,972)	(3,197,914)	(3,486,775)	(3,780,405)	(4,102,498)	(4,454,393)	(4,837,781)	(5,254,706)	(5,707,639)
Transmission System Usage Charges	(85,473)	(171,205)	(187,463)	(204,397)	(222,860)	(241,628)	(262,214)	(284,706)	(309,211)	(335,859)	(364,808)
Gross profit	566,650	1,246,549	1,410,284	1,747,517	1,893,908	2,028,834	2,173,742	2,350,204	2,618,515	2,814,084	3,024,279
Operating expenses	(447,858)	(933,777)	(947,867)	(958,427)	(985,931)	(1,050,738)	(1,120,843)	(1,196,381)	(1,277,766)	(1,364,369)	(1,456,900)
PMSO	(437,945)	(913,364)	(925,290)	(932,766)	(958,009)	(1,020,586)	(1,088,262)	(1,161,055)	(1,239,070)	(1,322,489)	(1,411,571)
Personnel	(168,115)	(368,822)	(381,544)	(384,428)	(386,204)	(411,373)	(438,589)	(467,858)	(499,221)	(532,750)	(568,549)
Materials	(9,166)	(30,281)	(31,656)	(29,083)	(16,260)	(17,320)	(18,465)	(19,698)	(21,018)	(22,430)	(23,937)
Services	(216,343)	(450,367)	(465,113)	(475,337)	(508,439)	(541,574)	(577,404)	(615,937)	(657,226)	(701,367)	(748,496)
Other	(44,321)	(63,895)	(46,978)	(43,918)	(47,106)	(50,319)	(53,803)	(57,562)	(61,605)	(65,942)	(70,590)
Losses	(9,913)	(20,412)	(22,577)	(25,662)	(27,923)	(30,152)	(32,581)	(35,326)	(38,696)	(41,881)	(45,329)
EBITDA	118,792	312,773	462,417	789,090	907,977	978,097	1,052,899	1,153,823	1,340,749	1,449,715	1,567,379
Depreciation/Amortization	(43,839)	(104,843)	(138,217)	(170,295)	(190,573)	(204,488)	(222,195)	(240,648)	(257,641)	(273,201)	(288,600)
EBIT	74,954	207,930	324,200	618,795	717,404	773,609	830,704	913,175	1,083,108	1,176,513	1,278,779
Financial result	-	-	-	-	-	-	-	-	-	-	-
EBT	74,954	207,930	324,200	618,795	717,404	773,609	830,704	913,175	1,083,108	1,176,513	1,278,779
Income taxes	(25,472)	(70,672)	(110,204)	(210,366)	(243,893)	(263,003)	(282,415)	(310,455)	(368,233)	(399,991)	(434,761)
Net profit	49,482	137,258	213,996	408,429	473,511	510,606	548,289	602,719	714,875	776,523	844,018

Indicators											
Net revenue growth yoy	-	-	10.6%	13.7%	8.8%	8.0%	8.1%	8.4%	9.5%	8.2%	8.2%
% Gross profit	28.5%	30.4%	31.1%	33.9%	33.8%	33.5%	33.2%	33.2%	33.7%	33.5%	33.2%
% EBITDA	6.0%	7.6%	10.2%	15.3%	16.2%	16.2%	16.1%	16.3%	17.3%	17.2%	17.2%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	0.0%	23.5%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%
Capex , % Net operating revenue	1.0%	2.3%	2.2%	-0.4%	0.0%	0.1%	0.1%	0.1%	0.0%	0.1%	0.1%

Strictly confidential 105

EY

Attachment 9.3

Projected income statement – Scenario 3 years

Income Statement (BRL thousands)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net operating revenue	9,842,437	10,637,822	11,505,287	12,448,043	13,467,342	14,566,395	15,729,010	16,953,657	18,335,272	19,831,390	21,449,421
Electricity Supply	9,733,733	10,521,051	11,379,859	12,313,326	13,322,657	14,411,005	15,562,116	16,774,399	18,142,725	19,624,556	21,227,226
Residential	3,466,628	3,720,649	3,994,813	4,289,312	4,603,540	4,938,085	5,286,210	5,646,412	6,053,406	6,489,540	6,956,036
Commercial	2,087,457	2,286,945	2,507,816	2,751,553	3,019,212	3,312,152	3,626,920	3,963,700	4,347,252	4,768,103	5,229,314
Industrial	2,143,281	2,320,354	2,513,866	2,724,714	2,953,474	3,200,959	3,464,603	3,744,528	4,057,746	4,397,338	4,765,104
Rural	931,941	1,005,113	1,085,109	1,172,283	1,266,782	1,368,866	1,476,768	1,590,340	1,719,138	1,858,910	2,010,424
Other clients	1,104,427	1,187,990	1,278,255	1,375,464	1,479,649	1,590,944	1,707,615	1,829,419	1,965,183	2,110,665	2,266,348
Other revenues	108,705	116,771	125,428	134,717	144,685	155,390	166,894	179,258	192,547	206,834	222,195
Electricity Supply Costs	(6,595,704)	(7,163,730)	(7,780,154)	(8,448,908)	(9,174,386)	(9,961,964)	(10,817,588)	(11,747,268)	(12,757,499)	(13,855,416)	(15,048,845)
Electricity purchased for resale	(6,199,460)	(6,733,362)	(7,312,753)	(7,941,331)	(8,623,226)	(9,363,489)	(10,167,711)	(11,041,540)	(11,991,080)	(13,023,038)	(14,144,770)
Transmission System Usage Charges	(396,243)	(430,368)	(467,400)	(507,576)	(551,160)	(598,475)	(649,877)	(705,729)	(766,419)	(832,378)	(904,074)
Gross profit	3,246,734	3,474,092	3,725,133	3,999,135	4,292,956	4,604,431	4,911,422	5,206,388	5,577,773	5,975,974	6,400,576
Operating expenses	(1,555,689)	(1,661,077)	(1,773,556)	(1,893,554)	(2,021,566)	(2,158,224)	(2,304,103)	(2,459,818)	(2,626,509)	(2,804,685)	(2,995,164)
PMSO	(1,506,644)	(1,608,069)	(1,716,225)	(1,831,526)	(1,954,458)	(2,085,640)	(2,225,725)	(2,375,338)	(2,535,144)	(2,705,865)	(2,888,281)
Personnel	(606,747)	(647,488)	(690,925)	(737,221)	(786,571)	(839,220)	(895,431)	(955,451)	(1,019,545)	(1,088,002)	(1,161,130)
Materials	(25,545)	(27,260)	(29,089)	(31,038)	(33,116)	(35,333)	(37,699)	(40,226)	(42,925)	(45,807)	(48,886)
Services	(798,783)	(852,420)	(909,604)	(970,553)	(1,035,522)	(1,104,836)	(1,178,837)	(1,257,854)	(1,342,234)	(1,432,357)	(1,528,631)
Other	(75,569)	(80,900)	(86,606)	(92,713)	(99,249)	(106,251)	(113,758)	(121,807)	(130,439)	(139,699)	(149,634)
Losses	(49,045)	(53,008)	(57,331)	(62,029)	(67,108)	(72,585)	(78,378)	(84,480)	(91,365)	(98,820)	(106,883)
EBITDA	1,691,045	1,813,015	1,951,577	2,105,581	2,271,390	2,446,206	2,607,320	2,746,570	2,951,265	3,171,289	3,405,412
Depreciation/Amortization	(309,037)	(335,748)	(359,245)	(379,643)	(404,671)	(438,303)	(477,298)	(511,241)	(539,892)	(574,932)	(621,932)
EBIT	1,382,008	1,477,267	1,592,332	1,725,937	1,866,719	2,007,903	2,130,021	2,235,329	2,411,373	2,596,357	2,783,481
Financial result	-	-	-	-	-	-	-	-	-	-	-
EBT	1,382,008	1,477,267	1,592,332	1,725,937	1,866,719	2,007,903	2,130,021	2,235,329	2,411,373	2,596,357	2,783,481
Income taxes	(469,859)	(502,247)	(541,369)	(586,795)	(634,660)	(682,663)	(724,183)	(759,988)	(819,843)	(882,737)	(946,359)
Net profit	912,149	975,020	1,050,963	1,139,143	1,232,058	1,325,240	1,405,838	1,475,341	1,591,530	1,713,620	1,837,121

Indicators											
Net revenue growth yoy	8.2%	8.1%	8.2%	8.2%	8.2%	8.2%	8.0%	7.8%	8.1%	8.2%	8.2%
% Gross profit	33.0%	32.7%	32.4%	32.1%	31.9%	31.6%	31.2%	30.7%	30.4%	30.1%	29.8%
% EBITDA	17.2%	17.0%	17.0%	16.9%	16.9%	16.8%	16.6%	16.2%	16.1%	16.0%	15.9%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	23.8%	23.8%	23.8%	23.8%	23.8%	28.5%	34.0%	34.0%	34.0%	34.0%	34.0%
Capex , % Net operating revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Strictly confidential

106

EY

Attachment 9.3
Projected income statement – Scenario 3 years

Income Statement (BRL thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net operating revenue	23,187,752	25,057,341	27,105,160	29,324,230	31,728,315	34,321,905	37,111,534	40,180,864	34,255,539
Electricity Supply	22,949,039	24,800,862	26,829,571	29,028,083	31,410,047	33,979,832	36,743,841	39,785,592	33,922,387
Residential	7,450,720	7,975,943	8,546,819	9,158,603	9,813,910	10,511,857	11,252,257	12,061,145	10,177,185
Commercial	5,731,557	6,278,895	6,885,419	7,550,893	8,280,793	9,078,190	9,946,589	10,912,389	9,425,420
Industrial	5,161,319	5,588,490	6,055,489	6,561,782	7,110,517	7,703,251	8,342,004	9,042,369	7,719,537
Rural	2,173,566	2,349,486	2,542,970	2,753,398	2,982,259	3,230,117	3,497,774	3,793,852	3,240,832
Other clients	2,431,877	2,608,048	2,798,874	3,003,407	3,222,568	3,456,417	3,705,216	3,975,836	3,359,413
Other revenues	238,713	256,479	275,589	296,147	318,268	342,073	367,693	395,272	333,153
Electricity Supply Costs	(16,346,250)	(17,756,898)	(19,290,897)	(20,959,277)	(22,774,079)	(24,748,515)	(26,896,789)	(29,234,618)	(25,055,454)
Electricity purchased for resale	(15,364,233)	(16,690,135)	(18,131,978)	(19,700,127)	(21,405,904)	(23,261,724)	(25,280,938)	(27,478,319)	(23,550,223)
Transmission System Usage Charges	(982,017)	(1,066,763)	(1,158,920)	(1,259,149)	(1,368,175)	(1,486,792)	(1,615,851)	(1,756,299)	(1,505,231)
Gross profit	6,841,503	7,300,443	7,814,262	8,364,954	8,954,235	9,573,390	10,214,745	10,946,246	9,200,085
Operating expenses	(3,198,764)	(3,416,433)	(3,649,362)	(3,898,547)	(4,165,162)	(4,450,422)	(4,755,615)	(5,082,535)	(4,265,225)
PMSO	(3,083,219)	(3,291,571)	(3,514,297)	(3,752,424)	(4,007,060)	(4,279,395)	(4,570,688)	(4,882,313)	(4,094,529)
Personnel	(1,239,260)	(1,322,745)	(1,411,967)	(1,507,335)	(1,609,288)	(1,718,298)	(1,834,866)	(1,959,536)	(1,643,069)
Materials	(52,175)	(55,690)	(59,446)	(63,461)	(67,754)	(72,343)	(77,251)	(82,500)	(69,176)
Services	(1,631,489)	(1,741,397)	(1,858,859)	(1,984,410)	(2,118,631)	(2,262,144)	(2,415,606)	(2,579,734)	(2,163,104)
Other	(160,296)	(171,739)	(184,025)	(197,218)	(211,387)	(226,609)	(242,965)	(260,543)	(219,180)
Losses	(115,545)	(124,861)	(135,066)	(146,123)	(158,103)	(171,027)	(184,927)	(200,222)	(170,696)
EBITDA	3,642,739	3,884,010	4,164,900	4,466,407	4,789,073	5,122,968	5,459,130	5,863,711	4,934,860
Depreciation/Amortization	(676,435)	(723,922)	(764,059)	(813,161)	(879,046)	(878,256)	(919,212)	(969,717)	(1,008,909)
EBIT	2,966,304	3,160,088	3,400,841	3,653,245	3,910,027	4,244,712	4,539,918	4,893,993	3,925,952
Financial result	-	-	-	-	-	-	-	-	-
EBT	2,966,304	3,160,088	3,400,841	3,653,245	3,910,027	4,244,712	4,539,918	4,893,993	3,925,952
Income taxes	(1,008,519)	(1,074,406)	(1,156,262)	(1,242,079)	(1,329,385)	(1,443,178)	(1,543,548)	(1,663,934)	(1,334,800)
Net profit	1,957,785	2,085,682	2,244,579	2,411,166	2,580,642	2,801,534	2,996,370	3,230,060	2,591,152

Indicators									
Net revenue growth yoy	8.1%	8.1%	8.2%	8.2%	8.2%	8.2%	8.1%	8.3%	-14.7%
% Gross profit	29.5%	29.1%	28.8%	28.5%	28.2%	27.9%	27.5%	27.2%	26.9%
% EBITDA	15.7%	15.5%	15.4%	15.2%	15.1%	14.9%	14.7%	14.6%	14.4%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Capex , % Net operating revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	-0.2%

Strictly confidential 107 EY

Attachment 9.3

Projected income statement – Scenario GDP Goiás

Income Statement (BRL thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Net operating revenue	1,989,397	4,096,362	4,518,584	5,089,231	5,540,193	6,014,551	6,526,736	7,117,060	7,879,829	8,552,427	9,281,449
Electricity Supply	1,965,218	4,043,837	4,461,725	5,027,875	5,474,043	5,943,263	6,449,925	7,034,310	7,790,691	8,456,420	9,178,056
Residential	709,259	1,487,721	1,641,992	1,850,838	2,004,026	2,161,918	2,329,994	2,523,898	2,780,146	2,992,826	3,219,972
Commercial	371,915	764,844	854,092	979,624	1,084,724	1,198,101	1,323,216	1,469,470	1,659,203	1,834,083	2,027,512
Industrial	456,957	921,815	1,008,283	1,122,717	1,217,939	1,318,624	1,427,369	1,551,354	1,706,982	1,848,980	2,002,821
Rural	195,614	393,118	432,833	488,350	532,091	578,334	628,519	686,792	763,030	830,132	903,304
Other clients	231,474	476,339	524,525	586,346	635,264	686,286	740,827	802,795	881,329	950,399	1,024,447
Other revenues	24,179	52,525	56,858	61,357	66,150	71,288	76,811	82,750	89,138	96,006	103,392
Electricity Supply Costs	(1,422,747)	(2,849,812)	(3,120,435)	(3,402,311)	(3,709,635)	(4,043,343)	(4,406,133)	(4,800,722)	(5,229,936)	(5,696,729)	(6,204,392)
Electricity purchased for resale	(1,337,274)	(2,678,607)	(2,932,972)	(3,197,914)	(3,486,775)	(3,800,435)	(4,141,430)	(4,512,314)	(4,915,742)	(5,354,492)	(5,831,657)
Transmission System Usage Charges	(85,473)	(171,205)	(187,463)	(204,397)	(222,860)	(242,908)	(264,703)	(288,408)	(314,194)	(342,237)	(372,735)
Gross profit	566,650	1,246,549	1,398,149	1,686,920	1,830,558	1,971,208	2,120,603	2,316,338	2,649,893	2,855,698	3,077,057
Operating expenses	(445,976)	(900,864)	(911,782)	(927,148)	(988,249)	(1,055,486)	(1,130,376)	(1,210,599)	(1,296,969)	(1,388,526)	(1,486,390)
PMSO	(436,063)	(880,452)	(889,266)	(901,788)	(960,642)	(1,025,515)	(1,097,853)	(1,175,134)	(1,257,704)	(1,345,909)	(1,440,140)
Personnel	(164,332)	(342,094)	(353,236)	(360,768)	(386,336)	(413,610)	(442,727)	(473,828)	(507,052)	(542,538)	(580,440)
Materials	(6,919)	(14,403)	(14,872)	(15,189)	(16,265)	(17,414)	(18,640)	(19,949)	(21,348)	(22,842)	(24,438)
Services	(216,343)	(450,367)	(465,036)	(474,953)	(508,612)	(544,519)	(582,851)	(623,796)	(667,536)	(714,252)	(764,151)
Other	(48,470)	(73,588)	(56,122)	(50,878)	(49,429)	(49,973)	(53,635)	(57,560)	(61,768)	(66,277)	(71,111)
Losses	(9,913)	(20,412)	(22,516)	(25,360)	(27,607)	(29,971)	(32,523)	(35,464)	(39,265)	(42,617)	(46,250)
EBITDA	120,674	345,685	486,366	759,772	842,309	915,722	990,227	1,105,740	1,352,924	1,467,172	1,590,667
Depreciation/Amortization	(43,839)	(100,236)	(125,979)	(152,640)	(178,495)	(201,486)	(221,463)	(242,280)	(260,518)	(276,165)	(291,671)
EBIT	76,836	245,449	360,387	607,133	663,814	714,236	768,764	863,460	1,092,406	1,191,006	1,298,996
Financial result	-	-	-	-	-	-	-	-	-	-	-
EBT	76,836	245,449	360,387	607,133	663,814	714,236	768,764	863,460	1,092,406	1,191,006	1,298,996
Income taxes	(26,112)	(83,429)	(122,508)	(206,401)	(225,673)	(242,816)	(261,356)	(293,552)	(371,394)	(404,918)	(441,635)
Net profit	50,724	162,020	237,880	400,732	438,142	471,420	507,409	569,907	721,012	786,088	857,362

Indicators											
Net revenue growth yoy	-	-	10.3%	12.6%	8.9%	8.6%	8.5%	9.0%	10.7%	8.5%	8.5%
% Gross profit	28.5%	30.4%	30.9%	33.1%	33.0%	32.8%	32.5%	32.5%	33.6%	33.4%	33.2%
% EBITDA	6.1%	8.4%	10.8%	14.9%	15.2%	15.2%	15.2%	15.5%	17.2%	17.2%	17.1%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	0.0%	23.7%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%	23.8%
Capex , % Net operating revenue	-1.4%	1.2%	1.2%	0.9%	1.4%	0.1%	0.1%	0.1%	-0.1%	0.1%	0.1%

Strictly confidential 108 EY

Attachment 9.3

Projected income statement – Scenario GDP Goiás

Income Statement (BRL thousands)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net operating revenue	10,068,337	10,906,581	11,814,333	12,815,943	13,902,308	15,077,035	16,319,533	17,620,620	19,109,309	20,726,422	22,480,716
Electricity Supply	9,957,000	10,786,696	11,685,251	12,676,964	13,752,678	14,915,936	16,146,075	17,433,843	18,908,174	20,509,806	22,247,406
Residential	3,461,286	3,713,366	3,982,090	4,275,360	4,588,230	4,921,265	5,266,059	5,618,217	6,022,891	6,456,551	6,920,389
Commercial	2,240,606	2,472,578	2,728,693	3,016,164	3,334,034	3,684,456	4,062,998	4,468,132	4,936,576	5,454,361	6,025,943
Industrial	2,168,940	2,346,370	2,538,414	2,749,437	2,978,070	3,225,104	3,487,189	3,763,026	4,074,520	4,411,996	4,777,149
Rural	982,673	1,067,589	1,160,086	1,262,826	1,374,965	1,496,406	1,624,824	1,759,158	1,913,117	2,080,319	2,261,613
Other clients	1,103,494	1,186,793	1,275,967	1,373,178	1,477,380	1,588,706	1,705,005	1,825,309	1,961,071	2,106,579	2,262,312
Other revenues	111,337	119,885	129,082	138,979	149,630	161,099	173,458	186,778	201,136	216,617	233,310
Electricity Supply Costs	(6,756,625)	(7,357,491)	(8,011,336)	(8,722,831)	(9,497,153)	(10,340,155)	(11,258,711)	(12,259,749)	(13,350,841)	(14,540,351)	(15,837,358)
Electricity purchased for resale	(6,350,714)	(6,915,482)	(7,530,047)	(8,198,798)	(8,926,602)	(9,718,960)	(10,582,333)	(11,523,232)	(12,548,776)	(13,666,825)	(14,885,913)
Transmission System Usage Charges	(405,911)	(442,009)	(481,289)	(524,033)	(570,551)	(621,195)	(676,378)	(736,517)	(802,065)	(873,526)	(951,445)
Gross profit	3,311,713	3,549,090	3,802,997	4,093,112	4,405,155	4,736,880	5,060,822	5,360,871	5,758,469	6,186,071	6,643,359
Operating expenses	(1,591,011)	(1,702,831)	(1,822,432)	(1,950,452)	(2,087,426)	(2,234,041)	(2,390,963)	(2,558,881)	(2,739,226)	(2,932,569)	(3,139,867)
PMSO	(1,540,841)	(1,648,484)	(1,763,561)	(1,886,590)	(2,018,150)	(2,158,911)	(2,309,643)	(2,471,077)	(2,644,004)	(2,829,289)	(3,027,845)
Personnel	(620,937)	(664,218)	(710,480)	(759,928)	(812,795)	(869,348)	(929,894)	(994,727)	(1,064,160)	(1,138,539)	(1,218,229)
Materials	(26,143)	(27,965)	(29,912)	(31,994)	(34,220)	(36,601)	(39,150)	(41,880)	(44,803)	(47,934)	(51,290)
Services	(817,466)	(874,445)	(935,348)	(1,000,448)	(1,070,047)	(1,144,499)	(1,224,208)	(1,309,560)	(1,400,970)	(1,498,890)	(1,603,802)
Other	(76,295)	(81,855)	(87,820)	(94,220)	(101,088)	(108,463)	(116,390)	(124,910)	(134,072)	(143,925)	(154,524)
Losses	(50,171)	(54,348)	(58,871)	(63,862)	(69,275)	(75,129)	(81,321)	(87,804)	(95,222)	(103,280)	(112,022)
EBITDA	1,720,701	1,846,259	1,980,566	2,142,660	2,317,729	2,502,840	2,669,858	2,801,991	3,019,242	3,253,503	3,503,492
Depreciation/Amortization	(312,251)	(339,127)	(362,848)	(383,531)	(408,909)	(443,011)	(482,553)	(517,098)	(546,411)	(582,263)	(630,356)
EBIT	1,408,450	1,507,131	1,617,718	1,759,128	1,908,820	2,059,829	2,187,306	2,284,892	2,472,831	2,671,240	2,873,136
Financial result	-	-	-	-	-	-	-	-	-	-	-
EBT	1,408,450	1,507,131	1,617,718	1,759,128	1,908,820	2,059,829	2,187,306	2,284,892	2,472,831	2,671,240	2,873,136
Income taxes	(478,849)	(512,401)	(550,000)	(598,080)	(648,975)	(700,318)	(743,660)	(776,839)	(840,739)	(908,197)	(976,842)
Net profit	929,601	994,731	1,067,718	1,161,049	1,259,846	1,359,511	1,443,646	1,508,053	1,632,093	1,763,042	1,896,294

Indicators											
Net revenue growth yoy	8.5%	8.3%	8.3%	8.5%	8.5%	8.4%	8.2%	8.0%	8.4%	8.5%	8.5%
% Gross profit	32.9%	32.5%	32.2%	31.9%	31.7%	31.4%	31.0%	30.4%	30.1%	29.8%	29.6%
% EBITDA	17.1%	16.9%	16.8%	16.7%	16.7%	16.6%	16.4%	15.9%	15.8%	15.7%	15.6%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	23.8%	23.8%	23.8%	23.8%	23.8%	28.4%	34.0%	34.0%	34.0%	34.0%	34.0%
Capex , % Net operating revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Strictly confidential 109 EY

Attachment 9.3
Projected income statement – Scenario GDP Goiás

Income Statement (BRL thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net operating revenue	24,364,666	26,377,794	28,615,315	31,047,780	33,691,991	36,550,217	39,620,095	43,029,431	36,793,263
Electricity Supply	24,113,350	26,107,056	28,323,622	30,733,473	33,353,277	36,185,155	39,226,585	42,605,201	36,434,898
Residential	7,409,794	7,922,662	8,489,135	9,096,255	9,746,735	10,438,271	11,166,985	11,970,296	10,099,543
Commercial	6,651,169	7,331,831	8,098,870	8,946,623	9,883,391	10,913,166	12,038,434	13,305,023	11,575,379
Industrial	5,169,014	5,587,842	6,049,728	6,550,079	7,091,998	7,676,219	8,302,835	8,992,914	7,670,588
Rural	2,456,069	2,663,482	2,893,976	3,144,193	3,415,735	3,708,593	4,022,205	4,370,132	3,737,312
Other clients	2,427,305	2,601,238	2,791,913	2,996,323	3,215,418	3,448,906	3,696,125	3,966,837	3,352,076
Other revenues	251,315	270,738	291,693	314,307	338,714	365,062	393,510	424,230	358,365
Electricity Supply Costs	(17,251,827)	(18,794,669)	(20,477,834)	(22,314,412)	(24,318,744)	(26,506,544)	(28,895,086)	(31,503,149)	(27,083,568)
Electricity purchased for resale	(16,215,406)	(17,665,561)	(19,247,608)	(20,973,852)	(22,857,771)	(24,914,137)	(27,159,185)	(29,610,567)	(25,456,496)
Transmission System Usage Charges	(1,036,421)	(1,129,108)	(1,230,226)	(1,340,560)	(1,460,973)	(1,592,407)	(1,735,901)	(1,892,583)	(1,627,072)
Gross profit	7,112,839	7,583,125	8,137,481	8,733,368	9,373,247	10,043,673	10,725,009	11,526,281	9,709,694
Operating expenses	(3,362,075)	(3,600,257)	(3,856,040)	(4,130,515)	(4,425,104)	(4,741,260)	(5,080,530)	(5,445,210)	(4,579,953)
PMSO	(3,240,665)	(3,468,816)	(3,713,449)	(3,975,803)	(4,257,216)	(4,559,130)	(4,883,102)	(5,230,794)	(4,396,611)
Personnel	(1,303,625)	(1,395,152)	(1,493,268)	(1,598,468)	(1,711,284)	(1,832,289)	(1,962,103)	(2,101,387)	(1,765,985)
Materials	(54,885)	(58,738)	(62,869)	(67,298)	(72,048)	(77,143)	(82,608)	(88,472)	(74,351)
Services	(1,716,226)	(1,836,721)	(1,965,892)	(2,104,388)	(2,252,910)	(2,412,213)	(2,583,114)	(2,766,482)	(2,324,923)
Other	(165,930)	(178,205)	(191,420)	(205,649)	(220,975)	(237,485)	(255,277)	(274,452)	(231,352)
Losses	(121,410)	(131,441)	(142,591)	(154,712)	(167,888)	(182,130)	(197,428)	(214,416)	(183,342)
EBITDA	3,750,764	3,982,868	4,281,441	4,602,853	4,948,144	5,302,413	5,644,480	6,081,071	5,129,741
Depreciation/Amortization	(686,127)	(734,911)	(776,375)	(827,104)	(895,177)	(896,930)	(949,353)	(1,007,187)	(1,054,556)
EBIT	3,064,637	3,247,956	3,505,066	3,775,749	4,052,966	4,405,484	4,695,127	5,073,884	4,075,185
Financial result	-	-	-	-	-	-	-	-	-
EBT	3,064,637	3,247,956	3,505,066	3,775,749	4,052,966	4,405,484	4,695,127	5,073,884	4,075,185
Income taxes	(1,041,953)	(1,104,281)	(1,191,699)	(1,283,731)	(1,377,984)	(1,497,840)	(1,596,319)	(1,725,097)	(1,385,539)
Net profit	2,022,684	2,143,675	2,313,368	2,492,018	2,674,982	2,907,643	3,098,808	3,348,787	2,689,646

Indicators									
Net revenue growth yoy	8.4%	8.3%	8.5%	8.5%	8.5%	8.5%	8.4%	8.6%	-14.5%
% Gross profit	29.2%	28.7%	28.4%	28.1%	27.8%	27.5%	27.1%	26.8%	26.4%
% EBITDA	15.4%	15.1%	15.0%	14.8%	14.7%	14.5%	14.2%	14.1%	13.9%
Income taxes effective rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NWC, % Net operating revenue	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Capex , % Net operating revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	-0.2%

Strictly confidential 110

EY

Attachment 9.4

Projected free cash flow to the firm – Scenario Base 5 years

FCFF (BRL Thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Cash flow from operating activities	67,436	309,977	416,161	601,039	693,581	673,985	728,492	807,524	968,561	1,060,488	1,144,959
(+) EBITDA	120,674	345,685	486,366	759,772	841,302	909,971	980,121	1,093,819	1,346,024	1,455,603	1,573,941
(-) Taxes	(26,112)	(83,429)	(122,508)	(206,401)	(225,330)	(240,867)	(257,938)	(289,529)	(369,099)	(401,065)	(436,065)
(+/-) Changes in working capital	(27,126)	47,721	52,302	47,668	77,609	4,880	6,308	3,235	(8,364)	5,950	7,083
Cash flow from investing activities	(191,204)	(586,098)	(712,873)	(664,132)	(696,843)	(510,410)	(534,706)	(560,158)	(397,841)	(416,778)	(579,038)
(-) Capex	(191,204)	(586,098)	(712,873)	(664,132)	(696,843)	(510,410)	(534,706)	(560,158)	(397,841)	(416,778)	(579,038)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	(123,769)	(276,120)	(296,712)	(63,093)	(3,263)	163,575	193,786	247,367	570,721	643,709	565,921

FCFF (BRL Thousands)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cash flow from operating activities	1,234,716	1,327,103	1,429,332	1,540,188	1,659,476	1,788,518	1,912,082	2,021,890	2,163,915	2,323,809	2,496,731
(+) EBITDA	1,698,287	1,821,849	1,965,230	2,120,199	2,287,043	2,462,965	2,625,098	2,764,958	2,970,897	3,192,253	3,427,814
(-) Taxes	(471,394)	(504,323)	(545,084)	(590,838)	(639,055)	(687,434)	(729,301)	(765,312)	(825,591)	(888,938)	(953,049)
(+/-) Changes in working capital	7,823	9,578	9,186	10,826	11,488	12,987	16,284	22,244	18,608	20,494	21,966
Cash flow from investing activities	(755,800)	(791,776)	(549,509)	(575,666)	(800,156)	(1,044,713)	(1,094,442)	(775,831)	(812,761)	(1,130,300)	(1,476,228)
(-) Capex	(755,800)	(791,776)	(549,509)	(575,666)	(800,156)	(1,044,713)	(1,094,442)	(775,831)	(812,761)	(1,130,300)	(1,476,228)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	478,916	535,327	879,823	964,522	859,320	743,805	817,640	1,246,058	1,351,154	1,193,508	1,020,504

FCFF (BRL Thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Cash flow from operating activities	2,677,800	2,855,593	3,056,068	3,274,399	3,516,586	3,743,004	3,995,124	4,282,524	3,565,832
(+) EBITDA	3,665,988	3,905,897	4,187,784	4,490,323	4,814,198	5,152,328	5,500,030	5,907,397	4,971,496
(-) Taxes	(1,015,497)	(1,080,921)	(1,163,115)	(1,249,284)	(1,337,000)	(1,452,233)	(1,553,539)	(1,673,381)	(1,340,075)
(+/-) Changes in working capital	27,309	30,616	31,400	33,360	39,389	42,910	48,633	48,508	(65,589)
Cash flow from investing activities	(1,546,496)	(1,098,962)	(1,151,272)	(1,601,834)	(2,092,680)	(2,192,292)	(1,976,330)	(2,120,750)	23,745,170
(-) Capex	(1,546,496)	(1,098,962)	(1,151,272)	(1,601,834)	(2,092,680)	(2,192,292)	(1,976,330)	(2,120,750)	(1,794,260)
(+) indemnification	-	-	-	-	-	-	-	-	25,539,429
Free cash flow to the firm	1,131,304	1,756,631	1,904,796	1,672,565	1,423,906	1,550,713	2,018,793	2,161,774	27,311,002

Strictly confidential 111

Anexo 9.4

Projected free cash flow to the firm – Scenario 3 years

FCFF (BRL Thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Cash flow from operating activities	114,121	336,597	450,824	558,806	662,062	719,864	776,343	847,787	970,209	1,055,729	1,139,764
(+) EBITDA	118,792	312,773	462,417	789,090	907,977	978,097	1,052,899	1,153,823	1,340,749	1,449,715	1,567,379
(-) Taxes	(25,472)	(70,672)	(110,204)	(210,366)	(243,893)	(263,003)	(282,415)	(310,455)	(368,233)	(399,991)	(434,761)
(+/-) Changes in working capital	20,801	94,497	98,611	(19,917)	(2,022)	4,771	5,859	4,420	(2,308)	6,005	7,146
Cash flow from investing activities	(191,204)	(830,675)	(875,267)	(792,587)	(268,981)	(451,834)	(473,341)	(495,872)	(397,841)	(416,778)	(579,038)
(-) Capex	(191,204)	(830,675)	(875,267)	(792,587)	(268,981)	(451,834)	(473,341)	(495,872)	(397,841)	(416,778)	(579,038)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	(77,083)	(494,078)	(424,443)	(233,781)	393,081	268,030	303,002	351,915	572,368	638,951	560,726

FCFF (BRL Thousands)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cash flow from operating activities	1,229,071	1,320,492	1,419,837	1,529,704	1,648,313	1,776,632	1,899,510	2,008,886	2,150,144	2,309,167	2,481,146
(+) EBITDA	1,691,045	1,813,015	1,951,577	2,105,581	2,271,390	2,446,206	2,607,320	2,746,570	2,951,265	3,171,289	3,405,412
(-) Taxes	(469,859)	(502,247)	(541,369)	(586,795)	(634,660)	(682,663)	(724,183)	(759,988)	(819,843)	(882,737)	(946,359)
(+/-) Changes in working capital	7,885	9,724	9,629	10,918	11,583	13,088	16,373	22,304	18,722	20,616	22,093
Cash flow from investing activities	(755,800)	(791,776)	(549,509)	(575,666)	(800,156)	(1,044,713)	(1,094,442)	(775,831)	(812,761)	(1,130,300)	(1,476,228)
(-) Capex	(755,800)	(791,776)	(549,509)	(575,666)	(800,156)	(1,044,713)	(1,094,442)	(775,831)	(812,761)	(1,130,300)	(1,476,228)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	473,271	528,716	870,328	954,038	848,157	731,918	805,068	1,233,055	1,337,383	1,178,867	1,004,918

FCFF (BRL Thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Cash flow from operating activities	2,661,611	2,840,092	3,040,128	3,257,775	3,499,193	3,723,091	3,965,283	4,248,530	3,533,835
(+) EBITDA	3,642,739	3,884,010	4,164,900	4,466,407	4,789,073	5,122,968	5,459,130	5,863,711	4,934,860
(-) Taxes	(1,008,519)	(1,074,406)	(1,156,262)	(1,242,079)	(1,329,385)	(1,443,178)	(1,543,548)	(1,663,934)	(1,334,800)
(+/-) Changes in working capital	27,391	30,488	31,490	33,448	39,505	43,301	49,702	48,754	(66,226)
Cash flow from investing activities	(1,546,496)	(1,098,962)	(1,151,272)	(1,601,834)	(2,092,680)	(2,192,292)	(1,976,330)	(2,120,750)	23,669,397
(-) Capex	(1,546,496)	(1,098,962)	(1,151,272)	(1,601,834)	(2,092,680)	(2,192,292)	(1,976,330)	(2,120,750)	(1,794,260)
(+) indemnification	-	-	-	-	-	-	-	-	25,463,656
Free cash flow to the firm	1,115,115	1,741,130	1,888,856	1,655,941	1,406,513	1,530,799	1,988,953	2,127,781	27,203,232

Strictly confidential 112 EY

Anexo 9.4

Projected free cash flow to the firm – Scenario GDP Goiás

FCFF (BRL Thousands)	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Cash flow from operating activities	67,436	309,977	416,161	601,039	694,137	678,114	735,505	815,988	974,409	1,068,610	1,156,590
(+) EBITDA	120,674	345,685	486,366	759,772	842,309	915,722	990,227	1,105,740	1,352,924	1,467,172	1,590,667
(-) Taxes	(26,112)	(83,429)	(122,508)	(206,401)	(225,673)	(242,816)	(261,356)	(293,552)	(371,394)	(404,918)	(441,635)
(+/-) Changes in working capital	(27,126)	47,721	52,302	47,668	77,500	5,208	6,633	3,801	(7,121)	6,357	7,558
Cash flow from investing activities	(191,204)	(586,098)	(712,873)	(664,132)	(696,843)	(511,332)	(535,672)	(561,170)	(400,143)	(419,190)	(582,406)
(-) Capex	(191,204)	(586,098)	(712,873)	(664,132)	(696,843)	(511,332)	(535,672)	(561,170)	(400,143)	(419,190)	(582,406)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	(123,769)	(276,120)	(296,712)	(63,093)	(2,706)	166,782	199,833	254,818	574,266	649,421	574,184

FCFF (BRL Thousands)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cash flow from operating activities	1,250,212	1,344,459	1,441,952	1,556,345	1,681,287	1,816,710	1,944,327	2,050,802	2,199,072	2,368,015	2,551,073
(+) EBITDA	1,720,701	1,846,259	1,980,566	2,142,660	2,317,729	2,502,840	2,669,858	2,801,991	3,019,242	3,253,503	3,503,492
(-) Taxes	(478,849)	(512,401)	(550,000)	(598,080)	(648,975)	(700,318)	(743,660)	(776,839)	(840,739)	(908,197)	(976,842)
(+/-) Changes in working capital	8,360	10,601	11,386	11,765	12,532	14,188	18,129	25,651	20,568	22,710	24,424
Cash flow from investing activities	(760,211)	(796,397)	(557,148)	(583,668)	(811,334)	(1,059,351)	(1,109,776)	(793,771)	(831,554)	(1,156,551)	(1,510,603)
(-) Capex	(760,211)	(796,397)	(557,148)	(583,668)	(811,334)	(1,059,351)	(1,109,776)	(793,771)	(831,554)	(1,156,551)	(1,510,603)
(+) indemnification	-	-	-	-	-	-	-	-	-	-	-
Free cash flow to the firm	490,000	548,062	884,804	972,677	869,953	757,360	834,552	1,257,031	1,367,517	1,211,464	1,040,470

FCFF (BRL Thousands)	2037	2038	2039	2040	2041	2042	2043	2044	2045
Cash flow from operating activities	2,739,719	2,914,871	3,125,180	3,356,913	3,614,798	3,854,001	4,106,353	4,411,734	3,671,418
(+) EBITDA	3,750,764	3,982,868	4,281,441	4,602,853	4,948,144	5,302,413	5,644,480	6,081,071	5,129,741
(-) Taxes	(1,041,953)	(1,104,281)	(1,191,699)	(1,283,731)	(1,377,984)	(1,497,840)	(1,596,319)	(1,725,097)	(1,385,539)
(+/-) Changes in working capital	30,907	36,285	35,437	37,791	44,638	49,428	58,192	55,760	(72,784)
Cash flow from investing activities	(1,582,508)	(1,135,305)	(1,189,345)	(1,655,014)	(2,162,319)	(2,265,246)	(2,054,215)	(2,208,934)	24,318,076
(-) Capex	(1,582,508)	(1,135,305)	(1,189,345)	(1,655,014)	(2,162,319)	(2,265,246)	(2,054,215)	(2,208,934)	(1,872,823)
(+) indemnification	-	-	-	-	-	-	-	-	26,190,899
Free cash flow to the firm	1,157,211	1,779,567	1,935,835	1,701,900	1,452,478	1,588,756	2,052,138	2,202,800	27,989,494

Strictly confidential 113

Attachment 9.5

Concession agreement covenants – Scenario Base 5 years

BRL Thousands	1S15	2016	2017	2018	2019	2020	2021	2022	2023	2024
EBITDA - QRR - [Net debt × (1,11 ×Selic)]	(154,342)	(122,460)	(33,148)	218,221	263,414	292,550	321,456	316,992	540,251	622,674
EBITDA	120,674	345,685	486,366	759,772	841,302	909,971	980,121	1,093,819	1,346,024	1,455,603
EBITDA - QRR	(20,451)	196,629	287,214	550,882	622,468	680,721	739,958	765,773	1,002,363	1,095,584
[Net debt / (EBITDA - QRR)]	(89.40)	11.11	9.00	5.26	5.16	5.10	5.06	5.24	4.12	3.86
1/(0,8*Selic)	18.95	9.71	11.19	12.08	12.41	12.41	12.41	12.41	12.41	12.41
1/(1,11*Selic limited to 12,87%)	13.66	7.00	8.07	8.70	8.95	8.95	8.95	8.95	8.95	8.95

BRL Thousands	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
EBITDA - QRR - [Net debt × (1,11 ×Selic)]	707,202	789,646	810,391	926,649	1,058,258	1,194,016	1,329,802	1,420,022	1,543,623	1,739,781
EBITDA	1,573,941	1,698,287	1,821,849	1,965,230	2,120,199	2,287,043	2,462,965	2,625,098	2,764,958	2,970,897
EBITDA - QRR	1,196,785	1,303,179	1,347,060	1,467,842	1,599,135	1,741,176	1,891,115	1,992,720	2,102,478	2,276,884
[Net debt / (EBITDA - QRR)]	3.66	3.53	3.56	3.30	3.03	2.81	2.66	2.57	2.38	2.11
1/(0,8*Selic)	12.41	12.41	12.41	12.41	12.41	12.41	12.41	12.41	12.41	12.41
1/(1,11*Selic limited to 12,87%)	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95

BRL Thousands	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
EBITDA - QRR - [Net debt × (1,11 ×Selic)]	1,942,403	2,148,296	2,269,156	2,518,649	2,822,786	3,138,023	3,463,755	3,654,329	4,039,885	4,501,327	3,537,120
EBITDA	3,192,253	3,427,814	3,665,988	3,905,897	4,187,784	4,490,323	4,814,198	5,152,328	5,500,030	5,907,397	4,971,496
EBITDA - QRR	2,465,204	2,666,158	2,774,546	2,972,023	3,209,457	3,465,428	3,740,517	3,867,571	4,154,119	4,497,421	3,494,405
[Net debt / (EBITDA - QRR)]	1.90	1.74	1.63	1.36	1.08	0.85	0.66	0.49	0.25	(0.01)	(0.22)
1/(0,8*Selic)	12.41	12.41	12.41	12.41	12.41	12.41	12.41	12.41	12.41	12.41	25.44
1/(1,11*Selic limited to 12,87%)	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	18.33

Strictly confidential 114

Economic and financial valuation report

CELG Distribuição S.A.

November 6th, 2015

High performance. Delivered.

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Strategy | Consulting | Digital | Technology | Operations

Disclaimer.

1. Accenture do Brasil Ltda. ("Accenture") was hired by the International Finance Corporation – IFC ("Client") to prepare the present report containing the financial valuation of CELG D based on the analysis of the company's discounted cash flow.

2. This report was based on, among others, information obtained from Client, or other sources indicated by such, including the operational assumptions (net revenues, OPEX, CAPEX, regulatory asset base) developed by Quantum Engenharia e Consultoria Ltda. ("Quantum").

3. This report has been prepared by Accenture do Brasil Ltda. ("Accenture"). All copyright and other rights herein vest in Accenture.

4. This report has been prepared for the International Finance Corporation – IFC ("Client"), and is subject to the terms and conditions of the contract signed between Accenture and the Client. Any use of this report, or any confidential information contained in it, shall be subject to the terms and conditions contained herein. Client understands and accepts that it shall be fully responsible for the consequences or any decisions made by it, and / or actions taken or not taken based on this report.

5. Banco Nacional de Desenvolvimento Econômico e Social (BNDES), which hired IFC to coordinate the work that resulted in this report, is aware of this report's content. Accenture assumes no responsibility or liability regarding decisions made based on this report.

6. This report is based on data and information obtained from Client and various persons including those with whom personal and / or individual interviews have been conducted. To the extent that any portion of this report refers to a view of a person or attributes data or information to a particular person, such views and/or information are the personal views of that person and need not necessarily reflect the views of the organization with whom he or she is associated or employed. Accenture assumes no responsibility or liability in respect of any such view(s), data or information, or any other data or information used. Further, Accenture has assumed all views, data and information to be complete and accurate and has not independently audited or verified such views, data or information.

Disclaimer

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Disclaimer.

7. This Report has been prepared by Accenture to provide the Client with general and limited information regarding the business of CELG-D ("the Target") and the market in which it operates and may also contain some other general information. This report is not intended to be and should not be construed to be advisory or recommendatory in nature nor does it seek to or provide legal, financial or investment advice. Any person desirous of acquiring the whole issued share capital or the business and assets of, or investing in, the Target or providing finance in relation to any such acquisition or investment or in any business or area of activity associated therewith is hereby advised to undertake his/its own investigation and study into these matters and not to rely on this report for the same.

8. Accenture does not undertake any obligation to update this report to reflect events occurring, or new information or data received, after the earlier of (i) the date of this report and (ii) the Cut Off Date (if any) set out in the Proposal or to correct any inaccuracies herein. Any person having access to this report agrees that Accenture shall not be responsible or liable as to, or in connection with, the accuracy or completeness of this report (or the lack thereof), any omissions in this report and any such responsibility or liability hereby is expressly disclaimed.

9. With respect to any projection or forecast contained herein it is clarified, and Client acknowledges and agrees, that that there are uncertainties inherent in making such projections and forecasts and that Accenture in no way provides any assurances or guarantees in respect of the realization of any such projections or forecasts, or any other benefits.

Att.,

Dirceu Azevedo
Managing Director

Disclaimer
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Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	14
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

Valuation report - CELG D 4 accenture

General information.

Company description	Recent facts
Celg Distribuição S.A ("CELG D") is a semi-public company. It operates in the power distribution sector, authorized by Aneel through a public concession (contract 63/2000). CELG D started as Centrais Elétricas de Goiás S.A., on the February 16th, 1956, based on the state law number 1.087, approved on August/1955, which authorized company's creation. Company's mission: provide electrical power, in a sustainable way and focusing on the shareholders return and the quality of the services provided. The company is responsible for providing power to 237 cities from Goiás State, which corresponds to over 98,7% of the state's territory. Currently, it provides power to more than 2 million consumers, representing 2,4% of the electrical power used in Brazil.	▪ Jul/2006: Aneel approved the separation of CELG's activities into one subsidiary for electricity distribution (CELG D) and one for energy generation and transmission (CELG GT); ▪ Dec/2006: CELGPAR was created by the State of Goiás to invest in other companies; ▪ Mar/2007: CELG became whole-owned by CELGPAR, having it's name changed for Celg Distribuição de Energia S.A. – CELG D; ▪ Apr/2012: Eletrobras and State of Goiás celebrated a Shareholder Agreement and a Management Agreement to improve the company's governance and management; ▪ Jan/2015: CELG D is federalized, officially transferring its control to Eletrobras.

Source: CELG D website.

Introduction

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The company is responsible for providing power to over 97% of State of Goiás population.

CELG GT, Furnas, CEMIG GT and Itaipu are the companies responsible for supplying energy to CELG D.

CELG D is responsible for providing power to over 97% of Goiás State population, with around 200.000 distribution transformers.

Source: CELG D 2nd trimester of 2015 financial statement.

Summary

- CELG D is responsible for distributing power mainly to city, rural, commercial and industrial sectors.
- CELG D currently have three contracts to support it's distribution system (CUSD). The contracts are signed with Companhia Energética de Brasília Distribuição SA (CEB-DIS), Empresa Energética de Mato Grosso do Sul (ENERSUL) and Centrais Elétricas Mato-grossenses SA (CEMAT) connected to A2, A3a and A4 levels respectively.
- Most of company's customers (98%) cannot choose their electric distribution supplier, therefore, they cannot negotiate prices.
- CELG D has a power network with more than 200.000 kilometers, in which, around 5.500 km are in HV, more than 170.000 km are in MV (divided in 34,5 kV and 13,8 kV tensions) and more than 28.000 km in LV. Around 70% of it's network is in the countryside and 30% in the urban area.

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CELG D Profits and Losses.

P&L (R$ thousands)	2014/S1	2014	2015/S1
Operational revenues, net	**1.550.742**	**3.629.854**	**2.282.418**
Energy costs	**-1.219.195**	**-2.261.777**	**-1.614.989**
Energy bought for reselling	-1.164.860	-2.125.592	-1.528.925
Distribution system use cost	-54.335	-136.185	-86.064
Operational costs	**-499.333**	**-1.119.889**	**-592.969**
People and administrators	-84.102	-181.296	-95.328
Private pension entity	-3.658	-7.857	-3.914
Materials	-2.527	-6.282	-4.639
Third-party services	-160.339	-355.192	-198.012
Depreciation/Amortization	-52.115	-104.463	-53.341
Taxes	-1.973	-2.666	-831
Provision/reversion – Bad debt	-91.366	-187.579	-53.749
Inspection fee	-2.056	-4.284	-
Expenses reimbursement	1.502	5.771	677
Regulatory penalties	-	-	-45.695
Construction costs	-94.159	-256.153	-119.443
Others	-8.540	-19.888	-18.694
Gross operational profit	**-167.786**	**248.188**	**74.460**
SG&A	-103.151	-248.790	-116.569
Service result	**-270.937**	**-602**	**-42.109**
Financial result	**-235.736**		**-321.081**
Operational result	**-506.673**	**-561.748**	**-363.190**
Others revenues	**-**	**1.554**	**-**
Other revenues deductions	**-**	**-144**	**-**
Others expenses	**-4.056**	**-9.201**	**-3.644**
Others results	**-4.048**	**-7.791**	**-3.644**
EBT	**-510.721**	**-569.539**	**-366.834**
Social contribution	-	-	-
Income tax	-	-	-
Net Profit/Losses	**-510.721**	**-569.539**	**-366.834**

Source: CELG D 2nd trimester of 2015 financial statement.

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Balance sheet.

Assets (R$ mm)	2014	2015/T1	2015/T2	Liabilities (R$ mm)	2014	2015/T1	2015/T2
Cash and cash equivalents	132	176	142	Accounts payable	594	906	864
Clients	670	775	901	Taxes and social contributions	195	259	297
Taxes and social contributions	5	6	7	Debentures	57	76	75
Ongoing Services	68	56	47	Loans	303	284	372
Anticipated Expenditures	2	2	2	Segment fees	228	294	374
Regulatory assets	114	64	19	Private pension fund	31	31	32
CDE Subvention – Tariff discount	95	87	97	Estimated obligations	28	43	48
Others	90	97	187	Others	322	311	399
Inventory	33	34	33	**Total current liabilities**	**1.759**	**2.203**	**2.461**
Total current assets	**1.209**	**1.297**	**1.433**				
				Accounts payable	874	979	878
Clients	45	36	32	Taxes and social contributions	30	18	5
Taxes and social contributions	142	145	148	Debentures	228	210	193
Expenditure payed in advance	2	2	2	Loans	333	323	461
Regulatory assets	110	186	223	Segment burdens	168	157	145
Deposit checks	89	101	108	Private pension fund	118	116	114
Financial assets – Concession Assets	1.847	1.906	1.967	Provisions for contingence	595	594	540
Others	599	596	545	Others	19	16	31
Total long-term assets	**2.834**	**2.973**	**3.026**	**Total long-term liabilities**	**2.367**	**2.414**	**2.368**
Investments	3	3	3	Capital stock	3.476	3.476	3.476
Intangibles	89	66	20	Revaluation reserve	192	184	176
Property	62	54	52	Accumulated profit/losses	(3.596)	(3.875)	(3.947)
Property, investments and intangibles	**154**	**123**	**75**	**Total shareholders equity**	**72**	**(216)**	**(295)**
Total Assets	**4.198**	**4.392**	**4.534**	**Liabilities + Shareholders equity**	**4.198**	**4.392**	**4.534**

Source: CELG D 2nd trimester of 2015 financial statements.

Introduction

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Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	14
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

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Methodology considered for valuating CELG D.

Methodology

Valuation technique applied: **Free Cash Flow to Firm (FCFF)**

1. Different scenarios were defined for the valuation to project different perspectives for CELG D's market and future investments, as well as, other factors that influence firm's cash flow (costs, expenditures, working capital, capital structure, time needed for attending quality and costs KPIs).
2. The enterprise value in each scenario was calculated from the Free Cash Flow to Firm (FCFF) discounted by the weighted average cost of capital (WACC) from each period.
3. The enterprise final value was calculated by an average of the values of each scenario weighted by the probability of each one occurring.
4. Total debt, total cash and cash equivalents and non-operational assets were added to the enterprise final value to calculate the equity value.

Other valuation techniques applied

Free Cash Flow to Equity (FCFE)

- The enterprise value is calculated from the Free Cash Flow to Equity discounted by the cost of equity (k_E).

Trading multiples

- The enterprise value calculated applying the methodology above was compared to other companies values through an *Enterprise value / Net revenue* ratio.

Methodology

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Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	14
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

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The considered scenarios take into account different market and investment prospects.

Scenario	Market Growth reference data	CAPEX
Base Scenario "QTM5Y"	Goiás' GDP on the first 5 years followed by the national GDP until the end of the concession.	Time to invest on the quality and pent-up demand foreseen in 5 years. Investments to meet the expected growth in the market throughout the concession.
Scenario with anticipated investments "QTM3Y"	Goiás' GDP on the first 5 years followed by the national GDP until the end of the concession.	Time to invest on the quality and pent-up demand foreseen in 3 years (partially being captured by the 2017's rate review). Investments to meet the expected growth in the market throughout the concession.
Scenario with 100% market growth projection using Goiás' GDP "PIB GOIÁS"	Goiás' GDP during all the concession.	Time to invest on the quality and pent-up demand foreseen in 5 years. Investments to meet the expected growth in the market throughout the concession.

Considered Scenarios
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Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	14
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

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The assumptions considered on this valuation were developed by Accenture and Quantum.

Group	Premises	Responsible	Methodology
Operational assumptions	CAPEX	Quantum Engenharia e Consultoria Ltda. / CELG D Administration	-
	Net revenue		
	OPEX		
	Working capital	Accenture	Benchmarking
	Bad debt		
	Capital structure		
Non-operational assumptions	Current debt	Accenture	Benchmarking
	Accumulated losses		
	Asset balance/ Not operational passive		
Financial assumptions	Beta	Accenture	Benchmarking / CAPM method / Interest rates and bond analysis
	Risk-free rate		
	Risk premium		
	Cost of equity		
	Cost of debt		

Assumptions

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Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	14
Quantum's operational assumptions	16
Accenture's operational assumptions	19
Non-operational assumptions	26
Financial assumptions	30
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

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Operational assumptions projected by Quantum.

CAPEX (R$ mm)

2.500
2.000
1.500
1.000
500
0
2015
2020
2025
2030
2035
2040
2045
QTM5Y
QTM3Y
PIB GOIÁS
1.000
800
600
400
200
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
QTM5Y
QTM3Y
PIB GOIÁS

Net revenue (R$ mm)

50.000
40.000
30.000
20.000
10.000
0
2015
2020
2025
2030
2035
2040
2045
QTM5Y
QTM3Y
PIB GOIÁS
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2015
2016
2017
2018
2019
2020
2021
2022
2023
QTM5Y
QTM3Y
PIB GOIÁS

[1] Projections in nominal terms.
[2] Projections calculated until july/2045 (concession end), which explain the drop on the values on the last year.
[3] Quantum developed and is responsible for all information above.

Quantum's operational assumptions
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Operational assumptions projected by Quantum.

OPEX A – Energy cost (R$ mm)

40.000
20.000
0
2015
2020
2025
2030
2035
2040
2045
QTM5Y
QTM3Y
PIB GOIÁS

6.000
5.000
4.000
3.000
2015
2016
2017
2018
2019
2020
2021
2022
2023
QTM5Y
QTM3Y
PIB GOIÁS

OPEX B – People, Material, Services and others[3] (R$ mm)

6.000
5.000
4.000
3.000
2.000
1.000
0
2015
2020
2025
2030
2035
2040
2045
QTM5Y
QTM3Y
PIB GOIÁS

1.400
1.300
1.200
1.100
1.000
900
2015
2016
2017
2018
2019
2020
2021
2022
2023
QTM5Y
QTM3Y
PIB GOIÁS

[1] Projections in nominal terms.
[2] Projections calculated until july/2045 (concession end), which explain the drop on the values on the last year.
[3] Non-recognized costs included.
[4] Quantum developed and is responsible for all information above.

Quantum's operational assumptions
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Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	14
Quantum's operational assumptions	16
Accenture's operational assumptions	19
Non-operational assumptions	26
Financial assumptions	30
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

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Operational assumptions projected by Accenture.

Methodology

Some operational assumptions were developed by Accenture through market benchmark, considering companies with similar sizes comparing to CELG D (market peers).

1. Working capital

- The time required for working capital variables (# accounts receivable days, # accounts payable days, # stock days) to converge to peers' average follows the expected time for quality adjustments on each scenario (QTM3Y 3 years, QTM5Y and PIB GOIÁS 5 years).
- Minimum cash was calculated on year basis as a percentage of the net revenue. The percentage was given by the peers' average.

2. Bad debt

- Bad debt was calculated on year basis as a percentage of the net revenue. The percentage was given by the peers' average.
- Time required for converging for the peers' average (% *bad debt / net revenue*) follows the expected time for quality adjustments on each scenario (QTM3Y 3 years, QTM5Y and PIB GOIÁS 5 years).

3. Capital structure and other operational premises

- Leverage is limited to the value encountered as the peers' average on the last 3 years.

4. Dividends and capital reduction

- Capital reduction limited to the current capital stock.
- Capital reduction and dividends payment occurring only after the settlement of accumulated losses.

Accenture's operational assumptions

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CELG D's peers were defined according to the companies size and operational scope.

Methodology

- Data from 102 electric companies were collected for analysis.
- The companies defined as CELG D' peers, were those with similar operations (separate distribution activities) and with between 0,5 and 1,7 times the net revenues of CELG D.
- From all the data collected, 17 companies attended the criteria.

Peers

Company	Net revenue from selling energy (R$)
CELESC-DIS - CELESC DISTRIBUIÇÃO S.A.	4.128.516.786
COELBA - COMPANHIA DE ELETRICIDADE DO ESTADO DA BAHIA	3.588.111.776
ELEKTRO - ELEKTRO ELETRICIDADE E SERVIÇOS S/A.	3.362.638.031
AMPLA - AMPLA ENERGIA E SERVIÇOS S.A	3.067.890.452
CELPE - COMPANHIA ENERGÉTICA DE PERNAMBUCO	2.737.108.119
BANDEIRANTE - BANDEIRANTE ENERGIA S.A.	2.515.417.335
CELG-D - CELG DISTRIBUIÇÃO S.A.	**2.480.692.173**
CELPA - CENTRAIS ELÉTRICAS DO PARÁ S/A.	2.393.728.532
CPFL- PIRATININGA - COMPANHIA PIRATININGA DE FORÇA E LUZ	2.376.838.860
COELCE - COMPANHIA ENERGÉTICA DO CEARÁ	2.217.694.394
CEEE-D - COMPANHIA ESTADUAL DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA	2.026.091.508
EMT - ENERGISA MATO GROSSO - DISTRIBUIDORA DE ENERGIA S.A	1.829.497.305
AES-SUL - AES SUL DISTRIBUIDORA GAÚCHA DE ENERGIA S/A.	1.827.239.851
RGE - RIO GRANDE ENERGIA S/A.	1.674.201.329
ESCELSA - ESPÍRITO SANTO CENTRAIS ELÉTRICAS S/A.	1.564.294.541
CEMAR - COMPANHIA ENERGÉTICA DO MARANHÃO	1.441.659.986
CEB-DIS - CEB DISTRIBUIÇÃO S.A	1.350.502.483
AME - AMAZONAS DISTRIBUIDORA DE ENERGIA S.A	1.343.151.921

[1] Source: Companies' financial statements.

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CELG D' working capital assumptions were calculated from peers average on the last 2 years.

Peers working capital data - last 2 years (R$ bi)												
Company	Net Revenue		OPEX		Cash		Acc. Receivables		Acc. Payable		Stocks (R$ mm)	
	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014
CELESC-DIS	6,1	4,8	(5,5)	(4,6)	0,3	0,6	1,0	0,8	0,7	0,6	9	12
COELBA	5,5	4,9	(4,1)	(3,5)	0,2	0,6	1,1	0,8	0,7	0,5	13	12
ELEKTRO	4,8	3,5	(3,6)	(2,6)	0,6	0,5	1,2	0,6	0,5	0,5	N/D	N/D
AMPLA	4,6	3,8	(3,8)	(3,1)	0,1	0,2	1,1	0,5	0,7	0,4	1	0
CELPE	3,9	3,2	(3,2)	(2,6)	0,1	0,1	0,8	0,6	0,4	0,3	12	7
BANDEIRANTE	3,2	2,6	(2,8)	(2,3)	0,3	0,3	0,5	0,5	0,4	0,4	N/D	N/D
CELPA	4,0	2,5	(2,4)	(3,4)	0,1	0,1	0,8	0,6	0,8	0,7	17	14
CPFL-PIRATININGA	3,0	2,5	(2,4)	(2,0)	0,3	0,4	0,4	0,3	0,5	0,4	2	2
COELCE	3,6	2,8	(3,1)	(2,6)	0,2	0,1	0,9	0,6	0,4	0,3	N/D	N/D
CEEE-D	2,8	2,3	(3,2)	(2,6)	0,0	0,0	0,7	0,3	0,4	0,3	13	14
EMT	2,6	2,3	(2,4)	(2,5)	0,1	0,1	0,4	0,4	0,2	0,4	6	11
AES-SUL	2,7	2,1	(2,4)	(2,1)	0,1	0,0	0,4	0,3	0,5	0,6	11	11
RGE	2,6	2,4	(2,3)	(2,1)	0,2	0,4	0,3	0,3	0,3	0,3	5	6
ESCELSA	2,4	2,0	(2,1)	(1,8)	0,2	0,1	0,5	0,3	0,4	0,3	N/D	N/D
CEMAR	2,5	2,0	(1,7)	(1,2)	0,2	0,2	0,6	0,4	0,3	0,2	4	10
CEB-DIS	2,0	1,5	(2,0)	(1,6)	0,0	0,0	0,4	0,3	0,4	0,3	19	32
AME	3,6	2,7	(3,1)	(2,6)	0,1	0,1	0,4	0,4	2,4	4,8	104	141

Accounts receivable days

Celg-D: 71,50
Average: 63,22
ESCELSA
COELCE
CEMAR
COELBA
CPFL-PIRATININGA
200
150
100
50
0
0 2 4 6 8 10 12 14 16 18

accounts receivable days = accounts receivable * 360 / net revenue

Accounts payable days

Celg-D: 56,64
Average: 71,93
AME
CELPA
COELBA
CELPE
CEMAR
350
300
250
200
150
100
50
0
0 2 4 6 8 10 12 14 16 18

accounts payable days = accounts payable * 360 / OPEX. *AME outlier.

Stock days

Celg-D: 3,91
Average: 1,30
AME
CPFL-PIRATININGA
COELBA
CELPA
CEEE-D
CEMAR
12
10
8
6
4
2
0
0 2 4 6 8 10 12 14 16 18

stock days = stocks * 360 / net revenue. *AME outlier.

% Minimum cash / Net Rev.

Celg-D: 4,93%
Average: 4,48%
CEMAR
COELCE
CELPA
CELPE
AES-SUL
25
20
15
10
5
0
0 2 4 6 8 10 12 14 16 18

Accenture's operational assumptions
21
accenture

Working capital projections converged for the peers' average according to each scenario investment forecast.

Methodology

- Time required for working capital variables (# accounts receivable days, # accounts payable days, # stock days) converging for the peers' average follows the expected time for quality adjustment on each scenario (QTM3Y 3 years, QTM5Y and PIB GOIÁS 5 years).
- Minimum cash calculated on year basis as the peers' average percentage of net revenue (4,48%).

Accounts receivable (R$ mm)

2015
2016
2017
2018
2019
2020
-700
-800
-900
-1.000
-1.100
-1.200
QTM5Y
QTM3Y
PIB GOIÁS

Accounts payable (R$ mm)

1.200
1.000
800
600
400
200
2015
2016
2017
2018
2019
2020
QTM5Y
QTM3Y
PIB GOIÁS

Stock (R$ mm)

2015
2016
2017
2018
2019
2020
0
-5
-10
-15
-20
-25
QTM5Y
QTM3Y
PIB GOIÁS

Minimum cash[1] (R$ mm)

40.000
30.000
20.000
10.000
0
4.000
3.000
2.000
1.000
0
Net revenue
Minimum cash
2015
2020
2025
2030
2035
2040
2045

[1] Values for the QTM5Y Scenario.

Accenture's operational assumptions

22

accenture

Bad debt rate over net revenue converged for the peers' average according to each scenario investment forecast.

Bad debt / Net revenue

Company	Bad debt			Net Revenue			% (Bad debt / Net revenue)		
	2015 T2	2014	2013	2015 T2	2014	2013	2015 T2	2014	2013
CELESC-DIS	13	5	17	3.390	6.097	4.780	0,39%	0,09%	0,35%
COELBA	19	41	52	3.293	5.544	4.904	0,58%	0,74%	1,05%
ELEKTRO	23	21	20	2.886	4.763	3.549	0,80%	0,44%	0,57%
AMPLA	67	52	62	2.496	4.589	3.849	2,68%	1,13%	1,62%
CELPE	43	107	105	2.270	3.940	3.228	1,90%	2,73%	3,26%
BANDEIRANTE	8	20	28	1.862	3.199	2.606	0,45%	0,62%	1,09%
CELPA	47	73	48	2.005	3.987	2.495	2,33%	1,82%	1,94%
CPFL-PIRATININGA	24	28	24	1.969	3.027	2.480	1,24%	0,92%	0,98%
COELCE	16	3	33	2.079	3.622	2.850	1,61%	0,09%	1,16%
CEEE-D	23	60	15	2.011	2.849	2.264	0,79%	1,63%	0,50%
EMT	2	61	104	1.644	2.638	2.313	0,14%	2,32%	4,51%
AES-SUL	8	18	1	1.710	2.662	2.073	0,49%	0,66%	0,07%
RGE	7	9	4	2.630	2.648	2.422	0,25%	0,33%	0,18%
ESCELSA	20	11	27	1.415	2.429	2.028	1,41%	0,47%	1,32%
CEMAR	9	32	39	1.283	2.484	1.969	0,69%	1,28%	1,98%
CEB-DIS	29	71	55	1.144	2.029	1.546	2,51%	3,48%	3,53%
AME	-	4	39	-	3.610	2.711	-	0,12%	1,45%

Peers' bad debt[1] / net revenue (%)

Celg-D: 2,35%
Média: 1,31%
COELBA
CELPA
CEMAR
ELEKTRO
0
2
4
6
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17

CELG D's projected bad debt[1] (R$ mm)

2015 2020 2025 2030 2035 2040 2045
0
-200
-400
-600
-800
QTM5Y
QTM3Y
PIB GOIÁS

[1] Years required for converging the percentage of bad debt / net revenue for the peers' average: QTM3Y - 3 years; QTM5Y and PIB GOIAS - 5 years.

[2] Peer averages calculating considering % from 2013 and 2014.

Accenture's operational assumptions

23

accenture

Leverage limit was defined as the peers' average on the fiscal year of 2015.

Market Debt Benchmark[1] (% Debt / Debt + Equity)

19%
58%
50%
42%
48%
40%
65%
77%
40%
75%
53%
55%
57%
50%
55%
63%
65%
Ø 55
CELESC-DIS
COELBA
ELEKTRO
AMPLA
CELPE
BANDEIR.
CELPA
CPFL-PIRAT.
COELCE
CEEE-D
EMT
AES-SUL
RGE
ESCELSA
CEMAR
CEB-DIS
AME

Capital structure assumptions

- ❑ First year equity and new debt intakes (up to the market average) to settle previous debts;
- ❑ New debt // Capex (70%) up to leverage market limit;
- ❑ Capital reduction limited to actual shareholders equity.
- ❑ Capital reduction and dividends payment occurring only after the accumulated losses are settled.

Others assumptions

- ❑ Considering current financial assets balance as depreciable (~ R$ 2.000 mm).

[1] Source: Peers' financial statements from 2013, 2014 and 2015/Q2, except for CELESC-DIS and CEB-DIS that only had 2015/Q2 report available.

Accenture's operational assumptions

24

accenture

Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	**14**
Quantum's operational assumptions	16
Accenture's operational assumptions	19
Non-operational assumptions	**26**
Financial assumptions	30
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

Valuation report - CELG D

25

accenture

Non-operational assumptions.

Methodology

Non-operational assumptions were elaborated by Accenture through benchmarking using the peers' data. Current debt values came after the due dilligence elaborated by Ernst & Young.

1. **Current debt**

- Considering the values released on the due dilligence elaborated by Ernst & Young: loans, Itaipu's debt, adjustments of the reported debt (other loans) and cash and cash equivalents.
- Considering the Law 13.182 that authorizes the conversion of the Itaipu's debt (previously indexed in dollars) to Brazilian reais, with the quotation of January the 1st of 2015, which was R$ 2,69 for each US$ 1,00.
- Considering that an extra value of approximately R$ 9 millions was payed to Itaipu from january 2015 to june 2015 due to the later approval of the Law 13.182, and that it will be deducted from the total debt with Itaipu.

2. New debts

- Considering that the current debt will be settled by a equity intake and new debt raising (leverage limited by the peers' average) on the first year of the concession.

3. Accumulated losses

- Considering the bases for calculating tax credits (IRPJ and CSLL) on the CELG D'S financial statement of the second trimester of 2015.

4. Others assets and non-operational liabilities balance

- Considering other assets and liabilities that were not considered on the debt and operational projections for the company.

Non-operational assumptions

26

accenture

For the effect of tax credits, the accumulated losses were also considered.

Current debt[1,2] (R$ mm)

2.443
142
2.301
507
987
949
Itaipu²
Loans and fundings
Others
Total debt
Cash & CE
Net debt

Current and new debt (R$ mm)[3]

Current debt
New debts
12.000
10.000
8.000
6.000
4.000
2.000
0
2015
2020
2025
2030
2035
2040
2045

Accumulated losses IRPJ (R$ mm)

2015
2020
2025
2030
2035
2040
2045
0
-1.000
-2.000
-3.000
-4.000
-5.000
QTM5Y
QTM3Y
PIB GOIÁS

Accumulated losses CSLL (R$ mm)

2015
2020
2025
2030
2035
2040
2045
0
-1.000
-2.000
-3.000
-4.000
-5.000
QTM5Y
QTM3Y
PIB GOIÁS

[1] Source: Due diligence elaborated by Ernst & Young.
[2] Considering Law 13.182 impact (Itaipu's debt conversion) and the ~R$ 9 millions reduction from the total debt reported (~R$ 958 millions) due to extra payments made after Law 13.182.
[3] Values projected for the QTM5Y scenario.

Non-operational assumptions

27

accenture

Other non-operational assets and liabilities.

Non-operational assets / liabilities balance (R$ mm)			
Current Assets	115	**Current Liabilities**	431
Regulatory components - CVA and financial items	19	Private pension fund	32
Tariff discount – CDE	97	Others	399
Long term assets	878	**Long term liabilities**	836
Debts payed in advance	2	Taxes and social contributions	5
Regulatory components - CVA and financial items	223	Sector charges	145
Deposit checks / linked deposit	108	Private pension fund	114
Others	545	Provisions for contingences	540
		Others	31
(=) Total assets	**994**	**(=) Total liabilities**	**1.267**
Non-operational assets / liabilities balance: - 274 mm			

Source: CELG D 2nd trimester of 2015 financial statement.

Non-operational assumptions

28

accenture

Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	**14**
Quantum's operational assumptions	16
Accenture's operational assumptions	19
Non-operational assumptions	26
Financial assumptions	**30**
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

Valuation report - CELG D

29

accenture

The financial assumptions were calculated through benchmarking.

Methodology

1. Weighted Average Cost of Capital (WACC)

- The FCFF was discounted by a rolling WACC (calculated for each year of the concession).
- The decision to use a rolling WACC was grounded on: (i) the company's current capital structure's on an atypical level (negative shareholder's equity); (ii) it is necessary time for the adjustment of the capital structure to the peers' average; and (iii) the capital structure impacts directly on the WACC value.

2. Cost of Equity (Ke)

- Ke calculated for each year of the concession, reflecting the expected variations on the risk free rate.
  - **2.1. Levered beta (β):** calculated through the covariance of the peers' stock values and the IRBX index on the period of 08/2013 to 07/2015.
  - **2.2. Risk-free rate (Rf):** calculated as the spread of the Brazilian bond (Inflation + Spread) with due date on 2050 (values from September 2nd, 2015). The risk-free rate was varied through the years indexed to the expected variations on the SELIC rate.
  - **2.3. Risk-premium rate (Rm):** calculated after the Brazilian bond credit rating and the market volatility.

3. Cost of debt (Kd)

- Kd calculated for each year of the concession as the reason interests / total debt, considering that new debts will be 50% TJLP + 3,5% spread, 50% indexed to the SELIC rate.

4. Dividends and capital reduction

- Dividends payment will occur only after the settlement of the accumulated losses and the addition to the legal reserve limited to 20% of the capital stock.
- Capital reduction will occur only after the settlement of the accumulated losses, limited by the current value of capital stock (R$ 3.476 millions).

Financial assumptions

30

accenture

The WACC was calculated on year basis to reflect the market risk and capital structure on each year.

WACC (%)

QTM5Y
QTM3Y
PIB GOIÁS
Equity intake
Reversion to the peers' capital structure
Increase on the effective tax (end of tax credit)
10,15%
9,92%
9,46%
Ø 10,04%
16
14
12
10
8
2015
2020
2025
2030
2035
2040
2045

Rolling WACC

- ❑ Rolling WACC calculated on year basis to reflect the market risk and the capital structure of each year.
- ❑ The WACC's downward trend during the concession reflects the changing on the capital structure converging for the peers' average (55% leverage), the reduction on the Ke (indexed to the expected reduction on the SELIC rate) and the reduction on the Kd (due to the expected reduction on the TJLP and SELIC rates).

Financial assumptions

31

accenture

The leverage beta (β) was calculated through the covariance of the peers' stocks and the IRBX index.

Peers' stocks and IRBX variation[1] %

300
200
100
0
ago/13
nov/13
fev/14
mai/14
ago/14
nov/14
fev/15
mai/15
jul/15
IRBX
CEEE-D
ELEKTRO
CEB-DIS
CPFL-PIRATININGA
CELPA
CEMAR
AMPLA
COELCE
COELBA

Peers' stock variation (%)

Peers[2]	β Leverage[3]	(Debt / Debt + Equity)[4]			β Unlevered (average)
		2013	2014	2015	
COELBA	0,03	138%	129%	143%	0,01
ELEKTRO	-0,01	79%	99%	128%	0,00
AMPLA	0,26	62%	70%	88%	0,17
CELPA	0,60	389%	309%	65%	0,26
CPFL-PIRATININGA	0,88	308%	326%	376%	0,27
COELCE	0,26	59%	74%	66%	0,18
CEEE-D	0,61	88%	439%	-3750%	0,17
CEMAR	0,25	122%	128%	122%	0,14
CEB-DIS	0,03	118%	310%	63%	0,02
				Average[5]	0,20

[1] Source: IBOVESPA.

[2] Considering only companies that had the energy distribution results separated on the financial statements.

[3] Beta calculated as the covariance of the peers' stocks and the IRBX index using weekly results, from 08/2013 to 07/2015.

[4] Source: Peers' financial statements.

[5] Average didn't considered outliers (Coelba, Elektro and CEB-DIS).

[6] The Brazilian market was used as reference for calculating the beta due to the volatility of the market and the understanding that the risks would be best represented.

Financial assumptions
32
accenture

The cost of equity (Ke) calculations were based on the Brazilian bond credit rate and the market volatility.

Risk-premium rate (Rm)

- According to Aswath Damondaran, the risk-premium rate of an emergent market can be calculated as the adjustment of the mature market's risk-premium rate to the country's bond credit rate and the market volatility.
- [1] **Risk-premium rate for the mature market: 5,75%**
- [2] **Default spread Brazilian market (considering the latest Baa2 rate by moody's): 1,90%**
- [1] **Brazilian market volatility adjustment: 1,5 x**
- **Risk premium for the Brazilian market (Rm) = 5,75% + (1,90% * 1,5) = 8,60%**

[1] Source: Damodaran, Aswath, Country Default Spreads and Risk Premium, Janeiro de 2015.

[2] Source: Moody's credit ratings; Aswath Damondaran analysis.

Risk-free rate (Rf)

- Calculated as the spread of the Brazilian bond (Inflation + Spread) with due date on 2050 (values from September 2nd, 2015). The risk-free rate was varied through the years indexed to the expected variations on the SELIC rate.

Risk-free rate (initial value): 7,27%

Real
Nominal
20
15
10
5
0
17,29%
12,91%
10,98%
10,48%
10,25%
10,25%
7,27%
7,02%
5,96%
5,52%
5,37%
5,37%
2015
2016
2017
2018
2019
2020+

Custo de Capital Próprio[1] (Ke)

27,5%
25,0%
22,5%
20,0%
17,5%
15,0%
12,5%
26,23%
16,22%
Ø 13,90%
Ke
D/D+E²
100%
80%
60%
40%
20%
0%
54%
2015
2020
2025
2030
2035
2040
2045

[1] Values from the QTM5Y scenario.

[2] Projected D/D+E average considering, for each concession period, the leveraging limits for capital structure (55%) and Capex (70%).

Financial assumptions

33

accenture

The indexation of the risk-free rate (Rf) to SELIC was considered given their historical correlation.

Historical variation - NTN-B 30 years / SELIC (%)

30
20
10
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
% NTN-B 30 years
% SELIC

Risk-free / SELIC regression

15,00
10,00
5,00
-
NTN-B (%)
R^2 = 0,8385
-
5,00
10,00
15,00
20,00
25,00
SELIC (%)

Results

- ❑ Calculated R-Square (0,83) indicates a high dependence level between the risk-free and SELIC rates.

* R-Square is close to 1 if the regression is perfect and 0 if it's not.

Source: Brazilian Central Bank/ Accenture Analysis

Financial assumptions

accenture

The cost of debt (Kd) represents the average interest of the company's debts.

Cost of debt

The cost of debt (Kd) represents the average interest payed by the company on year basis. It can be calculated as the interest payed from all loans divided by the total debt.

1. The cost of new debts were indexed to TJLP and SELIC rates:
   - 50% of the total debt indexed at SELIC[1];
   - 50% of the total debt indexed at TJLP + 3,5% spread.
2. Effective tax-rate (T) considers the tax shield and accumulated losses effect, reflecting the results from year to year in the actual amount paid in taxes (income tax + social contribution / EBIT) .

TJLP and SELIC projections[2]

13,63%
11,17%
10,07%
10,07%
6,60%
6,20%
5,00%
5,00%
Selic
TJLP
14%
12%
10%
8%
6%
4%
2%
0%
2015
2017
2019
2021
2023+

Kd projection

17,52%
9,29%
9,29%
Ø 9,76%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
2015
2020
2025
2030
2035
2040
2045

[1] A spread on the interests indexed to SELIC rate was not considered based on the assumption that the rate itself would be the superior limit for long terms loans.

[2] Source: Bradesco Bank (projections go until 2023) in 28/08/15.

Financial assumptions

35

Dividends payment and capital reduction occurs only after the settlement of the accumulated losses.

Dividends payment and capital reduction

- Dividends payment will occur only after the settlement of the accumulated losses and the addition to the legal reserve, limited to 20% of the capital stock.
- Capital reduction will occur only after the settlement of the accumulated losses, never allowing the capital stock to go beneath it's current value (R$ 3.476 millions).

Results (R$ mm) [1]

6.000
4.000
2.000
0
-2.000
-4.000
-6.000
2015
2020
2025
2030
2035
2040
2045
Settlement of accumulated losses
Accumulated losses / profits
Stock capital
Dividends payed
Capital reducted

[1] Values from the QTM5Y scenario.

Financial assumptions

36

accenture

Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	14
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

Valuation report - CELG D

37

accenture

All projected scenarios met the financial sustainability indicators required by ANEEL.

Definitions of the Technical Note n° 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL

General conditions for the first 5 years : "In simple manners, the sustainability of an electricity distribution company requires sufficient wealth creation to (i) invest in the replacement of worn-out infrastructure annually, (ii) invest to expand the system and improve quality, (iii) pay debt interests; (iv) cover the need for working capital; (v) pay income taxes; (vi) adequately remunerate partners, and, in some cases , (vii) amortize debts, among other obligations."

Summary of the main indicators

Indicator	*Deadline for compliance*	*Year of attendance*[1]	*Situation*
1. EBITDA ≥ 0	2017	2016	*OK*
2. (EBITDA – Worn-out investments (QRR) - Interests) ≥ 0	2018	2017	*OK*
3. (Net debt / EBITDA – Worn-out investments) ≤ (1/0,80 x SELIC)	2019	2017	*OK*
4. (Net debt / EBITDA – Worn-out investments) ≤ (1/1,11 x SELIC)	2020	2017	*OK*

[1] Refers to the QTM5Y scenario.

Scenarios' results

38

accenture

Operational results – QTM5Y

Net revenue (R$ mm) vs. EBITDA (%)

50.000
40.000
30.000
20.000
10.000
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
Ø 13,19%
2015
2020
2025
2030
2035
2040
2045
Net revenues
EBITDA

Cash generation (R$ mm)

Cash balance
Capital reduction and dividends payed
5.000
4.000
3.000
2.000
1.000
0
-1.000
-2.000
-3.000
-4.000
2015
2020
2025
2030
2035
2040
2045

Debt balance vs. Capex (R$ mm)

35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
31.232
29.167
10.529
2015
2020
2025
2030
2035
2040
2045
Debt balance
Accumulated CAPEX
Net asset base

[1] Projections ending on July of 2045, which explains the fall on the net revenue on the last year of the concession.

Scenarios' results

39

Free Cash Flow to Firm – QTM5Y

Free Cash Flow to Firm – QTM5Y

Values in (R$ mm)	2015/S2	2016	2017	2018	2019	2020	2021	2022	2023	2024
EBIT	**84**	**126**	**244**	**496**	**561**	**623**	**670**	**758**	**989**	**1.077**
(-) IRPJ / CSLL	(10)	(30)	(58)	(118)	(133)	(148)	(159)	(180)	(235)	(256)
NOPLAT	**74**	**96**	**186**	**378**	**427**	**475**	**511**	**578**	**754**	**821**
(+) Depreciation	61	136	163	187	213	232	252	273	287	303
(-) Δ Working capital	(284)	123	124	125	184	(12)	(4)	(9)	(32)	(6)
(-) CAPEX	(97)	(586)	(713)	(664)	(697)	(510)	(535)	(560)	(398)	(417)
FCFF	**(246)**	**(231)**	**(241)**	**26**	**127**	**185**	**224**	**281**	**611**	**701**

Values in (R$ mm)	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
EBIT	**1.168**	**1.258**	**1.346**	**1.461**	**1.586**	**1.715**	**1.843**	**1.955**	**2.149**	**2.326**
(-) IRPJ / CSLL	(278)	(299)	(320)	(348)	(392)	(563)	(627)	(665)	(731)	(791)
NOPLAT	**890**	**959**	**1.025**	**1.113**	**1.195**	**1.152**	**1.216**	**1.290**	**1.418**	**1.535**
(+) Depreciation	324	352	381	401	422	451	489	529	463	480
(-) Δ Working capital	(7)	(7)	(5)	(7)	(8)	(8)	(8)	(4)	2	(7)
(-) CAPEX	(579)	(756)	(792)	(550)	(576)	(800)	(1.045)	(1.094)	(776)	(813)
FCFF	**629**	**548**	**609**	**957**	**1.033**	**794**	**652**	**721**	**1.108**	**1.195**

Values in (R$ mm)	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
EBIT	**2.493**	**2.661**	**2.828**	**3.011**	**3.234**	**3.459**	**3.690**	**3.940**	**4.208**	**4.539**	**3.621**
(-) IRPJ / CSLL	(848)	(905)	(961)	(1.024)	(1.099)	(1.176)	(1.254)	(1.340)	(1.431)	(1.543)	(1.231)
NOPLAT	**1.646**	**1.756**	**1.866**	**1.987**	**2.134**	**2.283**	**2.435**	**2.600**	**2.777**	**2.996**	**2.390**
(+) Depreciation	520	574	629	668	710	767	838	902	956	1.005	1.044
(-) Δ Working capital	(8)	(8)	(5)	(2)	(6)	(6)	(6)	(4)	(1)	(6)	42
(-) CAPEX	(1.130)	(1.476)	(1.546)	(1.099)	(1.151)	(1.602)	(2.093)	(2.192)	(1.976)	(2.121)	(1.794)
FCFF	**1.028**	**846**	**944**	**1.555**	**1.686**	**1.441**	**1.174**	**1.306**	**1.756**	**1.873**	**1.681**

Scenarios' results

40

accenture

Sources and Uses – QTM5Y

Sources and Uses - QTM5Y Scenario (R$ mm)
50.000
40.000
30.000
20.000
10.000
0
-10.000
-20.000
-30.000
-40.000
-50.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Cash balance
Loans
Working capital needs
Interests
Dividends
Net revenues
Financial incomes
Taxes
Amortizations
Equity intakes
Opex
Capex
Capital reduction

¹ Projections ending on July of 2045, which explains the fall on the values on the last year of the concession.

Scenarios' results

41

Operational results – QTM3Y

Net revenue (R$ mm) vs. EBITDA (%)

50.000
40.000
30.000
20.000
10.000
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
Ø 13,25%
Net revenues
EBITDA
2015
2020
2025
2030
2035
2040
2045

Cash generation (R$ mm)

Cash balance
Capital reduction and dividends payed
5.000
4.000
3.000
2.000
1.000
0
-1.000
-2.000
-3.000
-4.000
2015
2020
2025
2030
2035
2040
2045

Debt balance vs. Capex (R$ mm)

35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
31.155
29.167
10.589
2015
2020
2025
2030
2035
2040
2045
Debt balance
Accumulated CAPEX
Net asset base

[1] Projections ending on July of 2045, which explains the fall on the net revenue on the last year of the concession.

Scenarios' results

42

accenture

Free Cash Flow to Firm – QTM3Y

Fluxo de Caixa – QTM5Y

Values in (R$ mm)	2015/S2	2016	2017	2018	2019	2020	2021	2022	2023	2024
EBIT	**81**	**91**	**219**	**529**	**636**	**689**	**743**	**820**	**986**	**1.074**
(-) IRPJ / CSLL	(9)	(22)	(52)	(126)	(151)	(164)	(177)	(195)	(235)	(256)
NOPLAT	**71**	**69**	**167**	**403**	**485**	**525**	**566**	**625**	**752**	**819**
(+) Depreciation	61	145	178	207	217	234	252	270	285	300
(-) Δ Working capital	(177)	243	259	(53)	(15)	(10)	(4)	(7)	(21)	(6)
(-) CAPEX	(97)	(831)	(875)	(793)	(269)	(452)	(473)	(496)	(398)	(417)
FCFF	**(142)**	**(373)**	**(271)**	**(235)**	**418**	**297**	**340**	**392**	**618**	**696**

Values in (R$ mm)	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
EBIT	**1.164**	**1.254**	**1.339**	**1.450**	**1.575**	**1.702**	**1.829**	**1.940**	**2.134**	**2.309**
(-) IRPJ / CSLL	(277)	(298)	(319)	(345)	(395)	(574)	(622)	(659)	(725)	(785)
NOPLAT	**887**	**955**	**1.021**	**1.105**	**1.180**	**1.128**	**1.207**	**1.280**	**1.408**	**1.524**
(+) Depreciation	321	349	378	398	419	448	486	526	460	477
(-) Δ Working capital	(7)	(7)	(5)	(7)	(8)	(8)	(8)	(4)	2	(7)
(-) CAPEX	(579)	(756)	(792)	(550)	(576)	(800)	(1.045)	(1.094)	(776)	(813)
FCFF	**623**	**542**	**602**	**947**	**1.016**	**768**	**641**	**708**	**1.095**	**1.181**

Values in (R$ mm)	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
EBIT	**2.475**	**2.641**	**2.807**	**2.992**	**3.214**	**3.438**	**3.667**	**3.918**	**4.180**	**4.514**	**3.605**
(-) IRPJ / CSLL	(842)	(898)	(954)	(1.017)	(1.093)	(1.169)	(1.247)	(1.332)	(1.421)	(1.535)	(1.226)
NOPLAT	**1.634**	**1.743**	**1.853**	**1.975**	**2.121**	**2.269**	**2.420**	**2.586**	**2.759**	**2.979**	**2.379**
(+) Depreciation	518	571	627	666	707	764	835	895	943	986	1.023
(-) Δ Working capital	(7)	(7)	(5)	(3)	(6)	(6)	(6)	(3)	1	(6)	41
(-) CAPEX	(1.130)	(1.476)	(1.546)	(1.099)	(1.151)	(1.602)	(2.093)	(2.192)	(1.976)	(2.121)	(1.794)
FCFF	**1.013**	**831**	**928**	**1.539**	**1.670**	**1.425**	**1.157**	**1.285**	**1.727**	**1.839**	**1.649**

Scenarios' results

43

Sources and Uses – QTM3Y

Sources and Uses - QTM3Y Scenario (R$ mm)
50.000
40.000
30.000
20.000
10.000
0
-10.000
-20.000
-30.000
-40.000
-50.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
Cash balance
Loans
Working capital needs
Interests
Dividends
Net revenues
Financial incomes
Taxes
Amortizations
Equity intakes
Opex
Capex
Capital reduction

[1] Projections ending on July of 2045, which explains the fall on the values on the last year of the concession.

Scenarios' results

44

accenture

Operational results – PIB GOIÁS

Net revenue (R$ mm) vs. EBITDA (%)

50.000
40.000
30.000
20.000
10.000
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
Ø 12,94%
Net revenues
EBITDA
2015
2020
2025
2030
2035
2040
2045

Cash generation (R$ mm)

Cash balance
Capital reduction and dividends payed
5.000
4.000
3.000
2.000
1.000
0
-1.000
-2.000
-3.000
-4.000
2015
2020
2025
2030
2035
2040
2045

Debt balance vs. Capex (R$ mm)

35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
31.990
29.894
10.923
2015
2020
2025
2030
2035
2040
2045
Debt balance
Accumulated CAPEX
Net asset base

[1] Projections ending on July of 2045, which explains the fall on the net revenue on the last year of the concession.

Scenarios' results

45

accenture

Free Cash Flow to Firm – PIB GOIÁS

Fluxo de Caixa – QTM5Y

Values in (R$ mm)	2015/S2	2016	2017	2018	2019	2020	2021	2022	2023	2024
EBIT	**84**	**126**	**244**	**496**	**562**	**629**	**679**	**769**	**995**	**1.087**
(-) IRPJ / CSLL	(10)	(30)	(58)	(118)	(134)	(150)	(162)	(183)	(237)	(259)
NOPLAT	**74**	**96**	**186**	**378**	**428**	**479**	**518**	**586**	**758**	**829**
(+) Depreciation	61	136	163	187	213	232	252	273	288	303
(-) Δ Working capital	(244)	167	175	184	(11)	(12)	(4)	(9)	(31)	(6)
(-) CAPEX	(97)	(586)	(713)	(664)	(697)	(511)	(536)	(561)	(400)	(419)
FCFF	**(206)**	**(187)**	**(189)**	**85**	**(66)**	**188**	**230**	**289**	**615**	**706**

Values in (R$ mm)	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
EBIT	**1.183**	**1.278**	**1.367**	**1.473**	**1.604**	**1.740**	**1.876**	**1.991**	**2.177**	**2.363**
(-) IRPJ / CSLL	(282)	(304)	(325)	(350)	(400)	(581)	(638)	(677)	(740)	(804)
NOPLAT	**901**	**974**	**1.042**	**1.122**	**1.205**	**1.159**	**1.238**	**1.314**	**1.437**	**1.560**
(+) Depreciation	325	353	382	402	423	453	491	532	467	484
(-) Δ Working capital	(7)	(7)	(5)	(5)	(8)	(8)	(8)	(3)	5	(7)
(-) CAPEX	(582)	(760)	(796)	(557)	(584)	(811)	(1.059)	(1.110)	(794)	(832)
FCFF	**637**	**559**	**622**	**962**	**1.036**	**792**	**662**	**733**	**1.115**	**1.205**

Values in (R$ mm)	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
EBIT	**2.541**	**2.721**	**2.894**	**3.067**	**3.303**	**3.544**	**3.791**	**4.053**	**4.310**	**4.664**	**3.730**
(-) IRPJ / CSLL	(864)	(925)	(984)	(1.043)	(1.123)	(1.205)	(1.289)	(1.378)	(1.465)	(1.586)	(1.268)
NOPLAT	**1.677**	**1.796**	**1.910**	**2.025**	**2.180**	**2.339**	**2.502**	**2.675**	**2.845**	**3.078**	**2.462**
(+) Depreciation	525	580	637	677	720	779	853	919	976	1.028	1.070
(-) Δ Working capital	(7)	(7)	(3)	3	(5)	(5)	(4)	(1)	7	(4)	37
(-) CAPEX	(1.157)	(1.511)	(1.583)	(1.135)	(1.189)	(1.655)	(2.162)	(2.265)	(2.054)	(2.209)	(1.873)
FCFF	**1.039**	**858**	**961**	**1.569**	**1.706**	**1.458**	**1.188**	**1.328**	**1.773**	**1.893**	**1.696**

Scenarios' results

46

accenture

Sources and Uses – PIB GOIÁS

Sources and Uses - PIB GOIÁS Scenario (R$ mm)
50.000
40.000
30.000
20.000
10.000
0
-10.000
-20.000
-30.000
-40.000
-50.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Cash balance
Loans
Working capital needs
Interests
Dividends
Net revenues
Financial incomes
Taxes
Amortizations
Equity intakes
Opex
Capex
Capital reduction

[1] Projections ending on July of 2045, which explains the fall on the values on the last year of the concession.

Scenarios' results
47

accenture

Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	14
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

Valuation report - CELG D

48

accenture

The enterprise value was calculated at R$ 5.427 millions and the equity value at R$ 2.852 millions.

Methodology

- To calculate the equity value of the company on each scenario the operations were: (+) enterprise value calculated through the FCFF discounted at WACC, (+) cash and cash equivalents, (-) net debt, (+) non-operational assets/liabilities.
- The final value of the company was given by the weighted average of the values calculated for each scenario.

Scenarios results (R$ mm)

Scenario	Weight	Company value (FCFF)	(+) Cash and cash equivalents	(-) Net debt[1]	(+) Non-operational Assets / Liabilities	Equity value
QTM5Y	33,34%	5.364	142	(2.443)	(274)	2.789
QTM3Y	33,33%	5.441	142	(2.443)	(274)	2.866
PIB GOIÁS	33,33%	5.476	142	(2.443)	(274)	2.901

Valuation (R$ mm)

5.427
142
(2.443)
(274)
2.852
Enterprise value
Cash and Cash Equivalents
Net debt
Non-Operational Assets / Liabilities
Equity value

[1] Source: Due dilligence elaborated by Ernst & Young.

Valuation

49

accenture

The value calculated for CELG D showed consistency across the multiples analysis.

Trading multiples (R$ mm)

Company	Enterprise Value[1]	Net revenue	EV / Net revenue
Ampla	6.094	4.990	1,22
Celpa	5.048	4.488	1,12
Cemar	4.196	2.770	1,52
Coelba	8.578	6.407	1,34
Coelce	4.124	4.133	1,00
Elektro	6.215	5.655	1,10

EV/Net revenue 1st Quartile: 1,11
Median: 1,17
EV/Net revenue 3rd Quartile: 1,31

CELG D net revenue= R$ 4.361 mm
(jul/2014 to jun/2015)

CELG D's enterprise value if calculated by trading multiples would be R$ 5.102 millions.

FCFF Valuation X Multiple Valuation (R$ mm)

Enterprise value: 5.427
Scenarios Results
5.364
5.476
EV / Net revenue Multiple
4.840
5.712
0
1.000
2.000
3.000
4.000
5.000
6.000

[1] Source: Bloomberg Peer Group (M&A).

Valuation

50

accenture

Agenda.

	Page
Introduction	5
Methodology	10
Considered Scenarios	12
Assumptions	14
Scenarios' results	38
Valuation	49
Sensitivity analysis	52

Valuation report - CELG D

51

Sensitivity analysis.

Equity sensitivity / variable (R$ mm)

(2.256)
2.240
Net revenue
(1.205)
1.192
Opex
(852)
1.036
Wacc
(554)
626
Ke
(333)
358
Interests
(336)
361
Kd
(292)
290
D/E
(138)
142
β
+10%
-10%
(3.000)
(2.000)
(1.000)
-
1.000
2.000
3.000

Ke vs. β[1]

β \ Ke	11,12%	12,51%	13,90%	15,29%	16,68%
0,16	4.418	3.708	3.077	2.516	2.016
0,18	4.269	3.560	2.931	2.373	1.877
0,20	4.124	3.415	2.789	2.234	1.743
0,22	3.982	3.274	2.651	2.100	1.613
0,24	3.843	3.137	2.517	1.970	1.487

Kd vs. Average WACC[1]

Average WACC \ Kd	7,81%	8,78%	9,76%	10,73%	11,71%
7,94%	5.980	5.521	5.090	4.685	4.305
8,93%	4.645	4.220	3.824	3.455	3.109
9,93%	3.540	3.150	2.789	2.453	2.142
10,92%	2.621	2.265	1.937	1.634	1.354
11,91%	1.854	1.530	1.233	960	708

[1] Values represent the sensitivity of the equity value of the company for the QTM5Y scenario.

Sensitivity analysis
52
accenture

Sensitivity analysis.

Opex vs. Average WACC[1]

	x Opex				
Average WACC	80%	90%	100%	110%	120%
7,94%	8.060	6.572	5.090	3.600	2.074
8,93%	6.479	5.149	3.824	2.489	1.125
9,93%	5.179	3.981	2.789	1.584	355
10,92%	4.103	3.018	1.937	844	(272)
11,91%	3.208	2.218	1.233	234	(786)

New Capex Leverage vs. Average WACC[1]

	% New Capex Leverage				
Average WACC	50%	60%	70%	80%	90%
7,94%	5.064	5.074	5.090	5.097	5.110
8,93%	3.797	3.811	3.824	3.832	3.840
9,93%	2.761	2.777	2.789	2.796	2.802
10,92%	1.909	1.927	1.937	1.945	1.949
11,91%	1.205	1.223	1.233	1.240	1.243

Net revenue vs. Average WACC[1]

	x Net revenue				
Average WACC	80%	90%	100%	110%	120%
7,94%	(644)	2.239	5.090	7.922	10.760
8,93%	(1.265)	1.297	3.824	6.335	8.841
9,93%	(1.757)	533	2.789	5.028	7.258
10,92%	(2.149)	(88)	1.937	3.947	5.944
11,91%	(2.460)	(597)	1.233	3.048	4.847

D/D+E vs. Average WACC[1]

	D / D + E				
Average WACC	35%	45%	55%	65%	75%
7,94%	4.492	4.794	5.090	5.385	5.648
8,93%	3.226	3.525	3.824	4.122	4.384
9,93%	2.210	2.497	2.789	3.079	3.332
10,92%	1.390	1.659	1.937	2.214	2.452
11,91%	724	973	1.233	1.493	1.714

[1] Values represent the sensitivity of the equity value of the company for the QTM5Y scenario.

Sensitivity analysis

53

accenture

Economic and financial valuation report

CELG Distribuição S.A.

November 6th, 2015

High performance. Delivered.

accenture

Strategy | Consulting | Digital | Technology | Operations

     Annex 7.A-Appendix 8.5: Economic and

financial evaluation of CELG Distribution SA -

Ernst Young

International Finance Corporation – World Bank Group

September 8, 2016

Reliance restricted

Building a better working world

Appendix 8.5

Valuation update for June 30, 2016

FCFF Bridge – value update to June 2016 (In BRL millions)

Source: EY/ Company management

2.753.292
15.483
(838.533)
(104.085)
1.826.157
FCFF Beta V
Historical displacement and WC
WACC
Quantum
FCFF Beta VI

This Appendix is an integral part of the report "Economic-financial valuation of Celg Distribuição S.A.", issued by Ernst Young Assessoria Empresarial LTDA., dated from November 13, 2015 and prepared for the historical period of June 30, 2015.

It is important to emphasize that the purpose, scope, procedures, methodology and limitations of this study should be observed in conjunction with the referred report.

The purpose of this Appendix is to present the updated results from this economic and financial valuation of Celg Distribuição S.A (Celg D), with the estimate fair value of the Company.

Assessment update for June 30, 2016

Based on the information received and data updated, our assessment indicates an estimate fair value for 100% of CELG D shareholder's capital of R$ 1,826,157,000 (one billion, eight hundred twenty-six million, one hundred fifty-seven thousand Reais), on the reference date of June 30, 2016.

As shown on the graphic aside, the updated value was the result of the changes in the accounting balances from the historic period and from reasons presented below:

- **Changes in the historical balances**
  - Updated historical values from periods of December 2015 and June 2016. Therefore, the projections were updated according to the new balances and results earned.
    - The main variations on accounting balances were: Suppliers (short term) from R$ 1.057.313 in December 2015 to R$ 474.102 in June 2016; other liabilities (short term) from R$ 524.091 in December 2015 to R$ 431.365 in June 2016; and Regulatory components - CVA and financial items (short term) from R$ 141.398 to R$ 24.863.
  - The differences presented mainly refers to decrease in a negative cash flow in the first year of the projection and adequacy of the company's working capital accounts, in order to reflect historical data of Current Assets and Liabilities accounts, according to the following data:

Reliance restricted

2

EY

Appendix 8.5
Valuation update for June 30, 2016

FCFF Bridge – value update to June 2016 (In BRL millions)

Source: EY/ Company management

2.753.292
15.483
(838.533)
(104.085)
1.826.157
FCFF
Beta V
Historical displacement
and WC
WACC
Quantum
FCFF
Beta VI

- Assets
  - Cash and cash equivalents (6,57 days of NR);
  - Short term clients (81,52 days of NR);
  - Taxes and social contributions (0,59% of NR);
  - Ongoing services (22,37 days of Services);
  - Prepaid expenses (0,25% of PMSO(*));
  - Other short term assets (6,49 days of NR); e
  - Warehouse (14, 19 days of PMSO(*)).
- Liabilities
  - Suppliers (50,03 days of PMSO(*) + Costs EE(**));
  - Taxes and social contributions (28,12 days of NR); e
  - Sector charges (34, 70 days of NR).

(*) PMSO - Refers to Personal, Materials, Services and Other expenses.
(**) Costs EE - Costs of Energy Services.

Reliance restricted

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Appendix 8.5
Valuation update for June 30, 2016

Table 1 – Methodology before June 2016

Source: EY

Cost of Equity		jun-15	jun-16
Risk-free rate	RF	7,99%	9,37%
Risk-free rate: T-Notes (20y) - Nominal		2,66%	2,43%
Inflation differential	µ	2,60%	2,73%
Country Risk Brasil EMBI +		2,66%	4,15%
Relevered beta	β	0,77	0,64
Expected income taxes		34,00%	34,00%
Debt/Equity		109,86%	104,60%
Unlevered beta		0,45	0,38
Market risk premium	E(RM) - RF	6,50%	6,50%
Specific premium	SP	1,98%	1,98%
Ke	Ke	15,00%	15,53%
% of Equity	%E	47,65%	48,88%
Cost of Debt			
Company's borrowing rate		10,56%	11,49%
Expected income tax		34,00%	34,00%
Kd	Kd	6,97%	7,58%
% of Debt	%D	52,35%	51,12%
WACC = (%D x Kd) + (%E x Ke) | Rounded		10,79%	11,47%

Table 2 – Methodology after June 2016

Source: EY

Cost of Equity		jun-16
Risk-free rate	RF	6,58%
Risk-free rate: T-Notes (20y) - Nominal		2,43%
Country Risk Brasil EMBI +		4,15%
Relevered beta	β	0,64
Expected income taxes		34,00%
Debt/Equity		104,60%
Unlevered beta		0,38
Inflation differential	µ	2,73%
Market risk premium	E(RM) - RF	6,50%
Specific premium	SP	1,98%
Ke	Ke	15,81%
% of Equity	%E	48,88%
Cost of Debt		
Company's borrowing rate		11,49%
Expected income tax		34,00%
Kd	Kd	7,58%
% of Debt	%D	51,12%
WACC = (%D x Kd) + (%E x Ke) | Rounded		11,61%

- **WACC**
  - The WACC variation mainly refers from the macroeconomic assumptions update to the historical period of June 30, 2016. On the Table 1, at left, there is a comparison of changes in each key assumption used in the composition of the discount rate.

Updated on the risk free rate methodology

The change on Cost of Equity estimation by CAPM methodology (Capital Asset Pricing Model), refers to the currency conversion, i.e., from USD (American dollars) to BRL (Brazilian reais). The methodology used for the reference date of June 30, 2015 consisted on the correction of the risk free rate (Rf USA - Nominal) by the inflation differential, adding up the country risk (EMBI+) to the result, as follows:

Risk free rate in BRL *= (1+risk free rate Rf USA nominal) * (1+ inflation differential) -1 + country risk EMBI*

CAPM in BRL = ***risk free rate in BRL*** *+ β (beta) * ERP (Market risk premium) + specific premium*

For the reference date of June 30, 2016, the correction of the discount rate is being applied at the end of the calculation of the CAPM, as follows:

CAPM in USD *= risk free rate Rf USA nominal + country risk EMBI + β (beta) * Market risk premium+ specific premium*

CAPM in BRL = (1+ ***CAPM in USD****) * (1+ inflation differential) -1*

The purpose of this change aimed to achieve the following aspects:

a. In general, we have seen that market appraisers have adjusted the inflation differential after the CAPM calculation. Thus, to align our practices with market appraisers, we decided to update our calculation methodology;

b. Adjusting currency after the CAPM calculation, we assure that all parameters are adjusted by inflation equally. For example, the methodology used at June 30, 2015, the specific premium (whatever its nature) was not being converted to the currency; and

c. Finally, the CAPM method is a pricing risk model, which justify its currency adjust after the model calculation, in order to keep all parameters at the same currency.

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EY

Appendix 8.5

Valuation update for June 30, 2016

On the Table 1 there is an update of the macroeconomic assumptions from June 2015 for June 2016, resulting in a variation of 0.68 p.p.; at the Table 2 is presented the updated methodology used on the updated of the fair value, resulting in an additional variation of 0.14 p.p. Therefore, is possible to verify that the main component of these updated on the WACC rate were the new macroeconomic assumptions.

With the variations presented on the tables, the general composition of WACC was changed from 10.79% to 11.61%. As a very sensitive model, the impact on the estimated fair value of Celg D is huge, as seen on the new results.

Reliance restricted	5

Appendix 8.5
Valuation update for June 30, 2016

FCFF Bridge – value update to June 2016 (In BRL millions)

Source: EY/ Company management

2.753.292
15.483
(838.533)
(104.085)
1.826.157
FCFF Beta V
Historical displacement and WC
WACC
Quantum
FCFF Beta VI

- **Changing in Quantum's operational scenarios**
  - Variation of macroeconomic assumptions related to the new Quantum scenario, used on the presented valuation model.

Market multiples

Peers companies to Celg D, detailed on Appendix 8.4, have a value range based on Enterprise Value/ Adjusted Net Operating Revenue multiple, for twelve months prior to June 30, 2016 from 0.43x to 1.96x. The arithmetic average of the multiple sample selected correspond to 1.25x.

Based on the valuation update presented, the implicit multiple of Celg D as of June 30, 2016 is in a range from 1.14x to 1.17x. The implied multiple range is within the range of market multiple values and it is below the average.

Values ranges
(Enterprise Value/ Adjusted Net Operating Revenue)

Source: S&P Capital IQ/ Financial statements/ EY

Market multiples
0.43
1.96
Celg D
1.14
1.17
Market multiples average
1.25
Light
1.03
COSERN
1.74
Elektro
1.24
COELCE
1.27
CELPE
0.90
CEMAR
1.96
CELPA
1.41
Eletropaulo
0.43
0,00
0,50
1,00
1,50
2,00
2,50
Enterprise Value/ Adjusted net operating revenue

Reliance restricted 6

EY

Annex 7.B-Annex I Report of the Economic and

Financial Evaluation – Accenture

Annex I of the Economic and financial valuation report, issued in November 6th, 2015

CELG Distribuição S.A.

September 6th, 2016

High performance. Delivered.

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Strategy | Consulting | Digital | Technology | Operations

Disclaimer.

1. Accenture do Brasil Ltda. ("Accenture") was hired by the International Finance Corporation – IFC ("Client") to elaborate the present report containing the financial and economic report of CELG D through the analysis of the company's discounted cash flow.

2. This report uses as reference, among others, information provided by the Client, or other sources indicated by such, highlighting the operational assumptions (net revenues, OPEX, CAPEX, regulatory bases) elaborated by Quantum Engenharia e Consultoria Ltda. ("Quantum").

3. This report was elaborated by Accenture. All copyrights belong to Accenture.

4. This report was prepared for the International Finance Corporation – IFC ("Client"), and is subject to the terms and conditions of the contract signed by Accenture and the Client. Any use of this report, or any confidential information contained in it, will be subject to the terms and conditions on this disclaimer. The client understands and accepts that will be entirely responsible for the consequences or any actions taken by itself, and / or actions taken or not taken based on this report.

5. The contents of this report are of knowledge of the National Bank for Economic and Social Development (BNDES), which hired IFC to lead the work that resulted in this report. Accenture disclaims any and all responsibility and liability regarding decisions of any person based on this report.

6. This report is based on data and information provided by the Client and several other people, including those undergoing personal and / or individual interviews. To the extent that any part of this report may refer to the vision of a person or assigns data or information to a specific person, such views and / or information are the that person's point of view, and do not necessarily reflect the view of the organization to which that person is with or employed. Accenture is not responsible or obliged to respect any point of view, data or information or any other data or information used. In addition, Accenture assumed that all opinions, data and information provided were complete and accurate, and reports that such opinions, data or information have not been audited or verified.

Disclaimer

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Disclaimer.

7. This report was prepared by Accenture to provide the Client with general and limited information about CELG D business ("Object") and the market in which it operates. This report may contain some general information . This report is not meant to be and should not be seen as an advice or recommendation. The nature of this report does not recommend or advise, and it is not intended to provide legal. financial or investment advice. Anyone wishing to acquire all the available capital or business and assets, investing in the business object, provide financing for any acquisition or investment in any business or activity area associated with this are advised to hire his / her own research and study of these issues, and not rely on this report to do so.

8. Accenture assumes no obligation to update this report in order to contemplate occurring events or new information or data received after the first of (i) the date of this report and (ii) the deadline (if any) defined in the contract or to correct any prints herein. Anyone who gets access to this report agrees that Accenture will not be liable for, or in connection with, the veracity and accuracy of this report (or lack of it), any omission in this report and any responsibility or liability for this is expressively denied.

9. Any projection or forecast in this report is confidential, and the Client agrees that there are uncertainties on such projections and forecasts, and that Accenture in no way provides any warranties regarding the realization of any projects and forecasts, or any other benefits.

Dirceu Azevedo
Chief Executive Officer

Disclaimer

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Agenda.

- Introduction and Methodology
- Scenarios evaluated and Valuation
- Assumptions
- Scenarios’ results

Valuation report CELG D

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About CELG D.

Company description	Recent facts
Celg Distribuição S.A ("CELG D") is a state-owned Corporation. The company is in the electrical distribution sector, with it's activities authorized by Aneel through the Concession Contract number 63/2000. The company was created after Centrais Elétricas de Goiás S.A., on the February 16th, 1956, as predicted on the constitution, and based on the state law number 1.087, approved on August of 1955, which authorized the company's creation. CELG D mission: provide electrical energy sustainably, focusing on the shareholders return and the quality of the services provided. The company is responsible for commercializing energy with 237 cities on the Goiás State, which corresponds to over 98.7% of the state's territory. Currently, it attends over 2MM consumers, representing 2,4% of the electrical energy consumed in Brazil.	▪ Jul/2006: Aneel approved the separation of CELG'S activities into one subsidiary for electricity distribution (CELG D) and one for energy generation and transmission (CELG GT); ▪ Dec/2006: CELGPAR was created by the State of Goiás to invest in other companies; ▪ Mar/2007: CELG became whole-owned by CELGPAR, having its name changed for Celg Distribuição de Energia S.A. – CELG D; ▪ Apr/2012: Eletrobrás and the State of Goiás celebrated a Shareholder Agreement and a Management Agreement to improve the company's governance and management; ▪ Jan/2015: CELG D is federalized, officially transferring its stock's control to Eletrobrás.

Source: CELG D home-page

Introduction

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Methodology used for valuating CELG D.

Methodology

The valuation technique used was the **Free Cash Flow to Firm (FCFF)**

1. Scenarios were defined for valuating the company, with the objective to project market, investments, and other factors (costs, expenditures, working capital, capital structure, time needed for attending quality and costs KPIs), under different perspectives.
2. The company's value on each scenario was calculated by the free cash flow to firm discounted by the weighted average cost of capital (WACC).
3. The enterprise final value was calculated after a weighted average of the values encountered on the scenarios, according to the probability of each occurring.
4. To get to the equity value, total debt, total cash and cash equivalents, and non-operational assets were added to the enterprise value previously calculated.

Other valuation techniques applied

Free Cash Flow to Equity (FCFE)

- The company value is calculated after a Free Cash Flow to Equity discounted by the cost of equity (kE).

Trading multiples

- The enterprise value calculated by the cash flow, and discounted at WACC , had its consistency evaluated by multiple analysis (*Enterprise value / Net revenue)*.

Methodology

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Agenda.

Introduction and Methodology

Scenarios evaluated and Valuation

Assumptions

Scenarios' results

Valuation report CELG D

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To update the values, scenarios considering different market and investments perspectives were considered.

Scenario name	Data base used for projecting market growth	CAPEX
Base Scenario "QTM5Y"	Goiás' GDP until 2019 followed by the national GDP until the end of the concession.	Time to invest on the quality and pent-up demand projected for the first 5 years. Investments made to keep-up with the market growth during all concession.
"Goiás Scenario"	Goiás' GDP during all the concession.	Time to invest on the quality and pent-up demand projected for the first 5 years. Investments made to keep-up with the long term market growth.

Source: Quantum Engenharia e Consultoria Ltda.

Scenarios evaluated

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The main assumptions made were also updated.

Group	Assumptions	Source	Adjustments	Value impacted
Operational Assumptions	CAPEX	Quantum Engenharia e Consultoria Ltda.	See Quantum spreadsheet	(726)
	Net income			
	OPEX			
	Working capital	Accenture	Benchmarking	
	Bad debt			
	Capital structure			
Non-operational Assumptions	Updated financial statement	CELG D / Accenture analysis	Updated data in the financial model	207
	Updated balance sheet			
	Actual debt			
	Others assets and non-operational liabilities balance			
Financial Assumptions	IPCA / SELIC / TJLP	Accenture	Benchmarking / application of the CAPM Method / Analysis of interest and bond rates	(564)
	Beta / Risk-free rate / Risk-premium rate			
	Cost of equity / third-party capital			

Impacts Analysis

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After updating the assumptions, the equity calculated value is R$ 1,758 millions.

Methodology

- To calculate the equity value of the company on each scenario the operations were: (+) enterprise value calculated through the FCFF discounted at WACC, (+) cash and cash equivalents, (-) net debt, (-) non-operational assets/liabilities.
- The final value of the company was given by the weighted average of the values calculated for each scenario, and the probability of occurrence was used as weight.

Scenarios results (R$ mm)

Scenario	Weight	Company value (FCFF)	(+) Cash and cash equivalents	(-) Net Debts[1]	(-) Non-operational Assets / Liabilities	Equity value
QTM5Y	67%	4,472	79	(2,146)	(693)	1,712
GOIÁS	33%	4,609	79	(2,146)	(693)	1,849

Weighted average / Valuation (R$ mm)

4,518
79
(2,146)
(693)
1,758
Enterprise value
Cash and Cash Equivalents
Net Debts
Non-operational Assets / Liabilities
Equity value

[1] Source: CELG D financial statement, in June 30th, 2016.

Valuation
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The value calculated for CELG D showed consistency across the multiples analysis.

Trading multiples (R$ mm)

Company	EV[1]	Net revenue	EV / Net revenue
Ampla	6,356	4,703	1.35
Celpa	5,522	4,153	1.33
Celpe	3,475	4,562	0.76
Cemar	4,058	2,865	1.42
Coelba	8,803	6,879	1.28
Coelce	4,033	3,920	1.03
Elektro	5,433	4,968	1.09
EMT	2,787	3,370	0.83

EV/Net revenue 1st Quartile: 0,98
Median: 1.19
EV/RL 3rd Quartile: 1.34

CELG D net revenue= R$ 4.233 mm
(jul/2015 to jun/2016)

CELG D's enterprise value if calculated by trading multiples would be R$ 5.023 millions

CELG D valuation (R$ mm)

Enterprise value: 4,518
Scenarios Results
4,472
4,609
Trading Multiples
4,148
5,672
0
1,000
2,000
3,000
4,000
5,000
6,000

[1] Source: Bovespa / Companies Financial Statements (DFP2015, 1ITR2016 e 2ITR2016) / Accenture Analysis.

Valuation
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Agenda.

Introduction and Methodology

Scenarios evaluated and Valuation

Assumptions

Scenarios’ results

Valuation report CELG D

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Agenda.

Introduction and Methodology

Scenarios evaluated and Valuation

Assumptions

- **Quantum's operational assumptions**
- Accenture's operational assumptions
- Non-operational assumptions
- Financial assumptions

Scenarios' results

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Operational assumptions projected by Quantum.

CAPEX (R$ mm)

2,500
2,000
1,500
1,000
500
0
2015
2020
2025
2030
2035
2040
2045
Base
Goiás' GDP
2037
2038
2039
2040
2041
2042
2043
2044
2045

Net revenue (R$ mm)

12,000
10,000
8,000
6,000
4,000
2,000
0
2015
2020
2025
2030
2035
2040
2045
Base
Goiás' GDP
2037
2038
2039
2040
2041
2042
2043
2044
2045

[1] Projections in nominal terms.

[2] Projections calculated until July/2045 (estimated end of the concession), which explain the drop on the values on the last year.

[3] All information above were elaborated and are of responsibility of Quantum Engenharia e Consultoria Ltda.

Quantum's operational assumptions

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Operational assumptions projected by Quantum.

OPEX – Portion A (R$ mm)

30,000
25,000
20,000
15,000
10,000
5,000
0
2015
2020
2025
2030
2035
2040
2045
Base
Goiás' GDP
2037
2038
2039
2040
2041
2042
2043
2044
2045

OPEX – PMSO[3] (R$ mm)

6,000
5,000
4,000
3,000
2,000
1,000
0
2015
2020
2025
2030
2035
2040
2045
Base
Goiás' GDP
2037
2038
2039
2040
2041
2042
2043
2044
2045

[1] Projections in nominal terms.
[2] Projections calculated until July/2045 (estimated end of the concession), which explain the drop on the values on the last year.
[3] All information above were elaborated and are of responsibility of Quantum Engenharia e Consultoria Ltda.

Quantum's operational assumptions
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Agenda.

Introduction and Methodology

Scenarios evaluated and Valuation

Assumptions

- Quantum's operational assumptions
- Accenture's operational assumptions
- Non-operational assumptions
- Financial assumptions

Scenarios' results

Valuation report CELG D

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The operational assumptions were calculated for CELG-D according to the peers' average in the last 3 years.

Methodology

- On total, data from 102 electric companies were gathered.
- The companies chosen to be CELG D peers were those with similar operations (distribution companies) and with a net revenue between 0.5 and 1.7 times CELG D's value.
- From all the data gathered, 17 companies attended the criteria.

Companies defined as peers

Company	Net revenue from selling energy (R$)
CELESC-DIS - CELESC DISTRIBUIÇÃO S.A.	4,128,516,786
COELBA - COMPANHIA DE ELETRICIDADE DO ESTADO DA BAHIA	3,588,111,776
ELEKTRO - ELEKTRO ELETRICIDADE E SERVIÇOS S/A.	3,362,638,031
AMPLA - AMPLA ENERGIA E SERVIÇOS S.A	3,067,890,452
CELPE - COMPANHIA ENERGÉTICA DE PERNAMBUCO	2,737,108,119
BANDEIRANTE - BANDEIRANTE ENERGIA S.A.	2,515,417,335
CELG-D - CELG DISTRIBUIÇÃO S.A.	**2,480,692,173**
CELPA - CENTRAIS ELÉTRICAS DO PARÁ S/A.	2,393,728,532
CPFL- PIRATININGA - COMPANHIA PIRATININGA DE FORÇA E LUZ	2,376,838,860
COELCE - COMPANHIA ENERGÉTICA DO CEARÁ	2,217,694,394
CEEE-D - COMPANHIA ESTADUAL DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA	2,026,091,508
EMT - ENERGISA MATO GROSSO - DISTRIBUIDORA DE ENERGIA S.A	1,829,497,305
AES-SUL - AES SUL DISTRIBUIDORA GAÚCHA DE ENERGIA S/A.	1,827,239,851
RGE - RIO GRANDE ENERGIA S/A.	1,674,201,329
ESCELSA - ESPÍRITO SANTO CENTRAIS ELÉTRICAS S/A.	1,564,294,541
CEMAR - COMPANHIA ENERGÉTICA DO MARANHÃO	1,441,659,986
CEB-DIS - CEB DISTRIBUIÇÃO S.A	1,350,502,483
AME - AMAZONAS DISTRIBUIDORA DE ENERGIA S.A	1,343,151,921

[1] Source: Companies' financial statements

Accenture's operational assumptions

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Operational assumptions projected by Accenture.

Methodology

The operational assumptions were projected by Accenture via benchmarking, considering CELG D's peers.

1. Working capital

- Convergence of CELG D working capital variables (# accounts receivable days, # accounts payable days, # stock days) to the peers' average in the same time range for quality adjustment (5 years).
- Minimum cash calculated as a percentage of the period's net revenue (percentage converging to the peers average immediately).

2. Bad debt

- Bad debt calculated per period as a percentage of the net revenue (percentage converging to the peers average).
- Years for converging to the peers' average (percentage of the net revenue) in the same time range for quality adjustments (5 years).

3. Capital structure and other operational premises

- The leverage is limited to the value encountered as the peers' average on the last 3 years.

Accenture's operational assumptions
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Working capital variables were calculated to CELG D as the peers average on the last 3 years.

Peers working capital data - last 3 years (R$ bi)

Company	Net revenue			OPEX			Cash			Acc. receivables			Acc. payable			Stocks (R$ mm)		
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
CELESC-DIS	6.7	6.1	4.8	-6.7	-5.5	-4.6	0.7	0.3	0.6	1.4	1	0.8	0.7	0.7	0.6	7.8	8.6	11.9
COELBA	6.8	5.5	4.9	-5.3	-4.1	-3.5	1	0.2	0.6	1.3	1.1	0.8	1.1	0.7	0.5	15.8	13.1	12.5
ELEKTRO	5.6	4.8	3.5	-4.4	-3.6	-2.6	0.8	0.6	0.5	1.8	1.2	0.6	0.6	0.5	0.5	-	-	-
AMPLA	5.2	4.6	3.8	-5	-3.8	-3.1	0.1	0.1	0.2	1.8	1.1	0.5	0.9	0.7	0.4	1.8	0.7	0.2
CELPE	4.6	3.9	3.2	-3.6	-3.2	-2.6	0.3	0.1	0.1	1	0.8	0.6	0.7	0.4	0.3	13.3	12	7
BANDEIRANTE	3.4	3.2	2.6	-3.3	-2.8	-2.3	0.3	0.3	0.3	0.8	0.5	0.5	0.5	0.4	0.4	1.9	-	-
CELPA	4.2	4	2.5	-3.3	-2.4	-3.4	0	0.1	0.1	1.2	0.8	0.6	0.6	0.8	0.7	7.5	16.7	13.9
CPFL	3.7	3	2.5	-3.4	-2.4	-2	0.6	0.3	0.4	0.6	0.4	0.3	0.6	0.5	0.4	1.7	1.7	2.3
COELCE	4.1	3.6	2.8	-3.6	-3.1	-2.6	0.1	0.2	0.1	1.4	0.9	0.6	-	0.4	0.3	-	-	-
CEEE-D	3.4	2.8	2.3	-3.6	-3.2	-2.6	0.1	0	0	0.8	0.7	0.3	0.5	0.4	0.3	17	13	14
EMT	3.5	2.6	2.3	-3.3	-2.4	-2.5	0.2	0.1	0.1	0.6	0.4	0.4	0.4	0.2	0.4	12.8	6.2	11
AES-SUL	3	2.7	2.1	-2.6	-2.4	-2.1	0	0.1	0	0.6	0.4	0.3	0.6	0.5	0.6	9.5	11.4	11.1
RGE	3.4	2.6	2.4	-3.1	-2.3	-2.1	0.7	0.2	0.4	0.5	0.3	0.3	0.5	0.3	0.3	8.7	5.1	6.2
ESCELSA	2.8	2.4	2	-2.7	-2.1	-1.8	0.2	0.2	0.1	0.7	0.5	0.3	0.4	0.4	0.3	5.9	-	-
CEMAR	2.7	2.5	2	-1.9	-1.7	-1.2	0.3	0.2	0.2	0.7	0.6	0.4	0.4	0.3	0.2	3.9	4.2	10.3
CEB-DIS	2.4	2	1.5	-2.2	-2	-1.6	0.1	0	0	0.5	0.4	0.3	0.3	0.4	0.3	7.2	18.5	31.9
AME	-	3.6	2.7	-	-3.1	-2.6	-	0.1	0.1	-	0.4	0.4	-	2.4	4.8	-	103.5	141.4

Accounts receivable days

Celg-D: 85.73
Average: 72.15
COELCE
ESCELSA
CEMAR
COELBA
CPFL

accounts receivable days = accounts receivable * 360 / net revenue

Accounts payable days

Celg-D: 49.72
Average: 58.21
AME
COELBA
CELPE
CELPA
CEMAR

accounts payable days = accounts payable * 360 / OPEX. *AME outlier.

Stock days

Celg-D: 3.43
Average: 0.94
AME
COELBA
CELPA
CEEE-D
CEMAR

stock days = stocks * 360 / net revenue. *AME outlier.

% Minimum cash / Net Rev.

Celg-D: 1.81%
Average: 6.78%
CEMAR
CELPE
CELPA
COELCE
EMT

Accenture's operational assumptions

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The time to converge WC variables followed the expected time for quality adjustment on the scenarios.

Metodologia

- The projections considered the same necessary time for converging the working variables (5 years).
- For the minimum cash, all scenarios considered an immediate conversion to the market value (4.48% of net revenue).
- 2015 data represent an atypical macroeconomic scenario. However, data from 2013 / 2014 were also used, for it is assumed that the reality throughout the concession will return to the earlier years' assumptions.

Accounts receivable (R$ mm)

Accounts receivable
Net revenue
2,000
1,500
1,000
500
0
8,000
6,000
4,000
2,000
0
20.0% ROL
22.3% ROL
2016
2017
2018
2019
2020
2021

Accounts payable (R$ mm)

Accounts payable
Opex
1,500
1,000
500
0
6,000
5,000
4,000
3,000
2,000
1,000
0
16.2% Opex
14.8% Opex
2016
2017
2018
2019
2020
2021

Stock (R$ mm)

Stocks
Opex
50
40
30
20
10
0
6,000
5,000
4,000
3,000
2,000
1,000
0
0.68% Opex
0.26% Opex
2016
2017
2018
2019
2020
2021

Minimum cash[1] (R$ mm)

Net revenue
Minimum cash
5,000
4,000
3,000
2,000
1,000
0
40,000
30,000
20,000
10,000
0
2015
2020
2025
2030
2035
2040
2045

[1] Values for the QTM5Y Scenario.

Accenture's operational assumptions

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Bad debt conversion to the peers' average also followed the quality adjustment time expected.

Bad debt / Net revenue

Company	Bad debt			Net revenue			% (Bad debt / Net revenue)		
	2015	2014	2013	2015	2014	2013	2015	2014	2013
CELESC-DIS	19	5	17	6,733	6,097	4,780	0.29%	0.09%	0.35%
COELBA	10	41	52	6,819	5,544	4,904	0.14%	0.74%	1.07%
ELEKTRO	74	21	20	5,579	4,763	3,549	1.32%	0.44%	0.57%
AMPLA	128	52	62	5,177	4,589	3,849	2.48%	1.13%	1.62%
CELPE	92	107	105	4,618	3,940	3,228	2.00%	2.73%	3.26%
BANDEIRANTE	39	20	28	3,387	3,199	2,606	1.14%	0.62%	1.09%
CELPA	118	73	48	4,187	3,987	2,495	2.82%	1.82%	1.94%
CPFL-PIRATININGA	39	28	24	3,679	3,027	2,480	1.07%	0.92%	0.98%
COELCE	29	3	33	4,130	3,622	2,850	0.71%	0.09%	1.16%
CEEE-D	42	60	15	3,377	2,849	2,264	1.23%	2.12%	0.67%
EMT	10	61	104	3,483	2,638	2,313	0.3%	2.32%	4.51%
AES-SUL	11	18	1	2,951	2,662	2,073	0.37%	0.66%	0.07%
RGE	7	9	4	3,359	2,648	2,422	0.2%	0.33%	0.18%
ESCELSA	36	11	27	2,789	2,429	2,028	1.3%	0.47%	1.32%
CEMAR	29	32	39	2,739	2,484	1,969	1.07%	1.28%	1.98%
CEB-DIS	85	71	55	2,427	2,029	1,546	3.51%	3.48%	3.53%
AME	-	4	39	-	3,610	2,711	-	0.12%	1.45%

Peers' bad debt[1] / net revenue (%)

Celg-D: 1.66%
Average[2]: 1.30%
CELPA
CEMAR
COELBA
ELEKTRO
0
2
4
6
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17

CELG D's Projected bad debt[1] (R$ mm)

Bad Debt
Net Revenue
1.30% ROL
1.66% ROL
150
100
50
0
8,000
6,000
4,000
2,000
0
2016 2017 2018 2019 2020 2021

[1] Necessary time for converging to the peers' average followed the quality adjustment period for the scenarios (5 years).
[2] Peers' average calculated form the percentages of the years 2013, 2014 and 2015.

Accenture's operational assumptions

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The leverage limit for new debts was defined as the peers' average.

Market Debt Benchmark[1] (% Debt / Debt + Equity)

64%
45%
55%
49%
45%
49%
57%
18%
63%
49%
59%
43%
51%
56%
65%
Ø 51%
CELESC-DIS
COELBA
ELEKTRO
AMPLA
CELPE
BANDEIR.
CELPA
CPFL-PIRAT.
COELCE
CEEE-D
EMT
AES-SUL
RGE
ESCELSA
CEMAR
CEB-DIS
AME

Capital structure assumptions

- First year equity intake and new debts catchment (up to the market average) to settle previous debts;
- New debt // Capex (70%) up to leverage market limit;
- Capital reduction limited to the actual stock value.
- Capital reduction and dividends payment occurring only after the accumulated losses is settled.

Others assumptions

- Considering the actual financial assets balance as depreciable(~ R$ 2,000 mm).

[1] Considering financial statements from 2013, 2014 e 2015, except CEEE-D, which has negative net Worth and AME, whose report was not ready in the time of the query.

Accenture's operational assumptions

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Agenda.

- Introduction and Methodology
- Scenarios evaluated and Valuation
- Assumptions
  - Quantum's operational assumptions
  - Accenture's operational assumptions
  - Non-operational assumptions
  - Financial assumptions
- Scenarios' results

Valuation report CELG D

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CELG D Profit and Losses.

P&L (R$ thousands)	2015	2016/S1
Operational net revenue	**4,547**	**1,968**
Electric Energy service cost	**-3,112**	**-1,249**
Energy bought for resale	-2,946	-1,167
Distribution system use cost	-166	-82
Operational costs	**-1,332**	**-599**
People and administrators	-204	-109
Private pension entity	-9	-5
Materials	-9	-4
Third-party services	-418	-215
Depreciation/Amortization	-165	-61
Taxes	-1	-2
Provision/reversion – Bad debt	-76	5
Inspection fee	0	0
Expenses reimbursement	3	6
Regulatory penalties	-122	-26
Construction costs	-327	-171
Others	-4	-17
Gross operational profit	**103**	**120**
SG&A	-256	-145
Financial result	-867	276
EBT	**-1,020**	**251**
Social contribution	-	-
Income tax	-	-
Net Profit/Losses	**-1,020**	**251**

Source: CELG D financial statement (June 30th, 2016).

Introduction

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CELG D Balance sheet.

Assets (R$ thousands)	2015	2016/S1
Cash and cash equivalents	82	79
Clients	1,083	1,010
Taxes and social contributions	40	10
Services in course	33	37
Anticipated Expenditures	-	-
Regulatory assets – CVA and financial items	141	25
CDE Subvention – Tariff discount	26	25
Others	188	173
Inventory	37	36
Total currents assets	**1,630**	**1,394**
Clients	30	47
Taxes and social contributions	130	147
Expenditure payed in advance	0	0
Regulatory assets – CVA and financial items	0	0
Deposit checks	137	172
Financial assets – Concession Assets	58	58
Others	571	561
Total long-term assets	**925**	**985**
Investments	3	3
Intangibles	1,908	1,912
Property	43	39
Property, investments and intangibles	**1,954**	**1,954**
Total Assets	**4,509**	**4,333**

Liabilities (R$ thousands)	2015	2016/S1
Accounts payable	1,057	474
Taxes and social contributions	350	311
Debentures	-	-
Loans and financings	509	393
Segment fees	306	542
Private pension fund	37	35
Estimated obligations	36	48
Others	524	431
Total currents liabilities	**2,821**	**2,234**
Accounts payable	927	942
Taxes and social contributions	10	-
Debentures	-	-
Loans and financings	795	733
Segment burdens	122	99
Private pension fund	110	102
Regulatory components – CVA and financial items	56	282
Provisions for contingence	568	572
Others	51	69
Total long-term liabilities	**2,640**	**2,800**
Capital stock	3,476	3,476
Revaluation reserve	183	166
Accumulated profit/losses	-4,610	-4,342
Total shareholders equity	**-951**	**-700**
Liabilities + Shareholders equity	**4,509**	**4,333**

Source: CELG D financial statement (June 30th, 2016).

Introduction

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Accenture's non-operational assumptions.

Methodology

Non-operational assumptions were projected by Accenture through benchmarking, considering CELG D's peers.

1. Actual debt

- Considering the values released on CEL D financial statement from June 30rd, 2016: loans and financings, debt with Itaipu and cash and cash equivalentes.

2. New debts

- Considering that the actual debt will be settled by a equity intake and new debt raising (leverage limited by the peers' average) on the first year of the concession.

3. Accumulated losses

- Considering the bases for calculating tax credits (IRPJ and CSLL) on CELG D'S financial statement of the 1º semester of 2016.

4. Others assets and non-operational liabilities balance

- Considering other assets and liabilities that were not considered on the debt and operational projections for the company.

Non-operational assumptions
26
accenture

For the effect of tax credits, the accumulated losses were also considered.

Actual debt[1] (R$ mm)

1,020
1,126
2,146
79
2,067
Itaipu²
Loans and fundings
Others
Cash & CE
Net debt

Actual and new debts (R$ mm)[3]

Actual debt
New debts
12,000
10,000
8,000
6,000
4,000
2,000
0
2016
2020
2025
2030
2035
2040
2045
2050

Accumulated losses IRPJ (R$ mm)

2015
2020
2025
2030
2035
2040
2045
0
-1,000
-2,000
-3,000
-4,000
-5,000
Base Scenario

Accumulated losses CSLL (R$ mm)

2015
2020
2025
2030
2035
2040
2045
0
-1,000
-2,000
-3,000
-4,000
Base Scenario

[1] Values according to CELG D financial statement, from June 30th, 2016.
[2] Considering the ~R$ 9 millions reduction from the total debt reported (~R$ 958 millions).
[3] Values projected for the QTM5Y scenario.

Non-operational assumptions
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Other non-operational assets and liabilities.

Non-operational assets / liabilities balance (R$ mm)

Current Assets	144	Current Liabilities	515
Regulatory components - CVA and financial items	25	Private pension fund	35
Tariff discount – CDE	25	Labor provisions	48
Others – Funac	94	Others	431

Long term assets	734	Long term liabilities	1,055
Debts payed in advance	0	Taxes and social contributions	0
Regulatory components - CVA and financial items	0	Sector charges	99
Deposit checks / linked deposit	172	Private pension fund	102
Others	561	Regulatory components - CVA and financial items	282
		Legal liabilities	572

(=) Total assets	877	(=) Total liabilities	1,570

Non-opera onal assets / liabili es balance: - 693 mm
[1] Source: CELG D financial statement, from June 30th, 2016.

Non-operational assumptions	28

Agenda.

- Introduction and Methodology
- Scenarios evaluated and Valuation
- **Assumptions**
  - Quantum’s operational assumptions
  - Accenture’s operational assumptions
  - Non-operational assumptions
  - **Financial assumptions**
- Scenarios’ results

Valuation report CELG D

29

accenture

The financial assumptions were calculated through benchmarking.

Methodology

1. Weighted Average Cost of Capital (WACC)

- The FCFF was discounted by a rolling WACC (calculated for each year of the concession).
- The decision to use a rolling WACC was grounded on: (i) the company's current capital structure's on an atypical level (negative shareholder's equity); (ii) it is necessary time for the adjustment of the capital structure to the peers' average; and (iii) the capital structure impacts directly on the WACC value.

2. Cost of Equity (Ke)

- Ke calculated for each year of the concession, reflecting the expected variations on the risk free rate and risk-premium.
  - **2.1. Levered beta (β):** calculated through the covariance of the peers' stock values and the IBrX index on the period of 09/2014 to 08/2016.
  - **2.2. Risk-free rate (Rf):** Remuneration rate, in August 11th 2016, tied to SELIC's variations of Treasury bonds (Tesouro IPCA+), with due date in 2035 (longest period available to buy). The former share (Tesouro IPCA+ with due date in 2050) has been changed because there was no available quotation for buy and, in comparison with the 2035 share, both practiced similar buy and sell fees (0.01% difference).
  - **2.3. Risk-premium rate (Rm):** calculated after the Brazilian bond credit rating and the market volatility.

3. Cost of debt (Kd)

- Kd calculated for each year of the concession as the reason interests / total debt, considering new debts (25% TJLP and 75% SELIC) and current debts.

4. Dividends and capital reduction

- Dividends payment will occur only after the settlement of the accumulated losses and the addition to the legal reserve limited to 20% of the stock capital.
- Capital reduction will occur only after the settlement of the accumulated losses, limited by the actual value of stock capital (R$ 3.476 millions).

Financial assumptions

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Rolling WACC.

WACC (%)

Equity intake
Base Scenario
Goiás' GDP
0.14
0.13
0.12
0.11
0.10
Reversion to the peers' capital structure
Increase on the effective tax (end of tax credit)
Ø 10.59%
2015
2020
2025
2030
2035
2040
2045

Rolling WACC

- ❑ Rolling WACC calculated on year basis to reflect the market risk and the capital structure of each year.
- ❑ The WACC's downward trend during the concession reflects the changing on the capital structure (converging to the peers' average of 51% leverage), the reduction of the Ke (indexed to the reduction on the SELIC rate) and the reduction on the Kd (due to the expected reduction on the TJLP and SELIC rates).

Financial assumptions

31

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The leverage beta (β) was calculated through the covariance of the peers' stocks and the IBrX index.

Peers' stocks variation x IBrX[1]

200
150
100
50
0
Sep/14
Dec/14
Mar/15
Jun/15
Sep/15
Dec/15
Mar/16
Jun/16
Aug/16
IBrX
AMPLA
CEB
CEEE-D
CELESC-DIS
CELPA
CEMAR
COELBA
COELCE
CPFL
ELEKTRO

Peers' stock variation (%)

Peers[2]	β Leverage[3]	(Debt / Debt + Equity)[4]			β Unlevered (average)
		2014	2015	2016/S1	
CELESC-DIS	0.01	37%	51%	57%	0.01
COELBA	0.02	129%	137%	122%	0.01
ELEKTRO	0.00	52%	110%	82%	0.00
AMPLA	0.25	26%	107%	102%	0.17
CELPA	0.44	309%	91%	76%	0.24
CPFL	0.80	112%	142%	129%	0.43
COELCE	-0.10	74%	65%	58%	-0.07
CEEE-D	0.42	439%	-99%	-103%	0.88
CEMAR	0.24	97%	88%	80%	0.15
CEB-DIS	-0.09	310%	80%	84%	-0.05
				Average[5]	0.25

[1] Source: IBOVESPA – weekly variation of companies' common shares, except Elektro (ELTR4).

[2] Beta calculated for the weekly variation of CEL-D peers' shares with IBrX from 09/2014 to 08/2016.

[3] Source: Companies' financial statements.

[4] Average didn't considered outliers for β Unlevered (CELESC-DIS, COELBA, ELEKTRO, COELCE, CEEE-D, CEB-DIS).

[5] The Brazilian market was used as reference for calculating the beta due to the volatility of the market and the understanding that the risks would be better represented.

Financial assumptions

32

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The cost of equity (Ke) calculations were based on the Brazilian bond credit rate and the market volatility.

Risk-premium rate (Rm) for the Brazilian market

- According to Aswath Damondaran, the risk-premium rate of an emergent market can be calculated as the adjustment of the mature market's risk-premium rate to the country's bond credit rate and the market volatility.
- [1] **Risk-premium rate for the mature market: 6.25%**
- [2] **Default spread Brazilian Market (considering the latest Baa2 rate by Moody's): 3.37%**
- [1] **Brazilian Market volatility adjustment: 1.4×**
- **Risk premium for the Brazilian market (Rm) = 6.25% + (3.37% * 1.4) = 10.97%**

[1] Source: Damodaran, Aswath, Country Default Spreads and Risk Premium, July 2016.

[2] Source: Moody's credit ratings; Aswath Damondaran analysis.

Risk-free rate (Rf)

- The risk-free rate was estimated based on the remuneration of the Treasury bond (Tesouro IPCA+), with due date 2035, in August 11th 2016 and the projection of the SELIC rate.
- **Risk-free rate (initial value): 5.74%**

Real
Nominal
15
10
5
0
13.51%
10.09%
9.21%
8.89%
8.73%
8.73%
5.74%
4.65%
4.33%
4.17%
4.06%
4.06%
2016
2017
2018
2019
2020
2020+

Custo de Capital Próprio[1] (Ke)

14.80%
13.20%
48.76%
49.21%
Ke
D/D+E
15
10
5
0
100
80
60
40
20
0
2015
2020
2025
2030
2035
2040
2045

[1] Values from the QTM5Y scenario.

[2] Average D/D+E projected considering, for each period of the concession, the leverage limits for capital structure (51%) and Capex (70%).

Financial assumptions

33

accenture

The cost of debt (Kd) represents the average interest of the company's debts.

Cost of debt

The cost of debt (Kd) represents the average interest of the company's debt. It can be calculated as the interest paid from all loans and funding weighted by the debt balance.

1. 1. The cost of new debts were indexed to TJLP and SELIC rates:
   - 75% of the total debt indexed at 1.11 × SELIC;
   - 25% of the total debt indexed at TJLP + 3.5% spread.

2. Effective tax-rate (T) considers the tax shield and accumulated losses effect, reflecting the results from year to year in the actual amount paid in taxes (income tax + social contribution / EBIT).

TJLP and SELIC projections[2]

Selic
TJLP
20%
0%
13.71%
10.34%
9.70%
9.70%
7.50%
7.00%
7.00%
7.50%
2016
2018
2020
2022
2024+

Kd projection

20%
0%
15.76%
Ø 10.97%
10.69%
2016
2017
2018
2019
2020
2021
2022
2023
2024+

[1] Source: Market Expectations System – Brazilian Central Bank (until 09/04/2016) and Bradesco Bank (projections until 2023) in 08/19/16.

Financial assumptions

34

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Agenda.

Introduction and Methodology

Scenarios evaluated and Valuation

Assumptions

Scenarios' results

Valuation report CELG D

35

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All projected scenarios met the financial sustainability indicators required by ANEEL.

Definitions of the Technical Note n° 0175/2015-SCT-SFE-SFF-SRD-SRM/ANEEL
General conditions for the first 5 years : "In simple manners, the sustainability of an electricity distribution company requires sufficient wealth creation to (i) invest in the replacement of worn-out infrastructure annually, (ii) invest to expand the system and improve quality, (iii) pay debt interests; (iv) cover the need for working capital; (v) pay income taxes; (vi) adequately remunerate partners, and, in some cases , (vii) amortize main debts, among other obligations."

Summary of the main indicators

Indicator	*Deadline for compliance*	*Year of attendance*[1]	*Situation*
1. EBITDA ≥ 0	2017	2016	*OK*
2. (EBITDA – Worn-out investments (QRR) - Interests) ≥ 0	2018	2018	*OK*
3. (Net debt / EBITDA – Worn-out investments) ≤ (1/0.80 x SELIC)	2019	2017	*OK*
4. (Net debt / EBITDA – Worn-out investments) ≤ (1/1.11 x SELIC)	2020	2017	*OK*

[1] Refers to the QTM5Y scenario.

Scenarios' results

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Operational results – QTM5Y

Net revenue (R$ mm) vs. EBITDA (%)

40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
Ø 13.85%
2015
2020
2025
2030
2035
2040
2045
Net revenues
EBITDA

Cash generation (R$ mm)

Cash balance
Capital reduction and dividends paid
5,000
4,000
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
2015
2020
2025
2030
2035
2040
2045

Debt balance vs. Capex (R$ mm)

35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
31,041
25,160
11,529
2015
2020
2025
2030
2035
2040
2045
Debt balance
Accumulated CAPEX
Net asset base

[1] Net asset base.

[2] Projections ending on July of 2045, which explains the fall on the net revenue on the last year of the concession.

Scenarios' results
37
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Sources and Uses – QTM5Y

Sources and Uses - QTM5Y Scenario (R$ mm)
50,000
40,000
30,000
20,000
10,000
0
-10,000
-20,000
-30,000
-40,000
-50,000
6,000
4,000
2,000
0
-2,000
-4,000
-6,000
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Cash balance
Loans
Working capital needs
Interests
Dividends
Net revenues
Financial incomes
Taxes
Amortizations
Equity intakes
OPEX
CAPEX
Capital reduction

[1] Projections ending on July of 2045, which explains the fall on the values on the last year of the concession.

Scenarios' results

38

Operational results – GOIÁS' GDP

Net revenue (R$ mm) vs. EBITDA (%)
50,000
40,000
30,000
20,000
10,000
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
Ø 13.68%
2015
2020
2025
2030
2035
2040
2045
Net revenues
EBITDA

Cash generation (R$ mm)
Cash balance
Capital reduction and dividends paid
5,000
4,000
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
2015
2020
2025
2030
2035
2040
2045

Debt balance vs. Capex (R$ mm)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
31,685
25,444
12,044
2015
2020
2025
2030
2035
2040
2045
Debt balance
Accumulated CAPEX
Net asset base

[1] Net asset base.

[2] Projections ending on July of 2045, which explains the fall on the net revenue on the last year of the concession.

Scenarios' results

39

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Sources and Uses – GOIÁS' GDP

Sources and uses – GOIÁS' GDP Scenario (R$ mm)
50,000
40,000
30,000
20,000
10,000
0
-10,000
-20,000
-30,000
-40,000
-50,000
6,000
4,000
2,000
0
-2,000
-4,000
-6,000
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Cash balance
Loans
Working capital needs
Interests
Dividends
Net revenues
Financial incomes
Taxes
Amortizations
Equity intakes
OPEX
CAPEX
Capital reduction

[1] Projections ending on July of 2045, which explains the fall on the values on the last year of the concession.

Scenarios' results

40

accenture

Annex I of the Economic and financial valuation report, issued in November 6th, 2015

CELG Distribuição S.A.

September 6th, 2016

High performance. Delivered.

accenture

Strategy | Consulting | Digital | Technology | Operations

Annex 8. Technical and operational Due

Diligence CELG D

QUANTUM

IFC International Finance Corporation World Bank Group

OPERATIONAL DUE DILIGENCE OF CELG DISTRIBUIÇÃO

TECHNICAL CONSULTANCY

September
2015

Index

1. Introduction			21
2. Due Diligence			22
2.1.	Company’s Description		22
	2.1.1.	Introduction	22
	2.1.2.	History	23
	2.1.3.	Share capital and Shareholding interest	24
	2.1.4.	Electric System Distribution	26
	2.1.5.	Market	28
	2.1.6.	Consuming units	31
	2.1.7.	Power purchase	33
	2.1.8.	Net Operational Revenue	35
	2.1.9.	Luz Para Todos Program	36
	2.1.10. Benchmarking with Brazil and Latin America		37
	2.1.11. Brazil Benchmarking		38
2.2.	Operational Costs – Efficiency		43
	2.2.1.	3CRTP Operational Costs	43
	2.2.2.	4CRTP Operational Costs	45
	2.2.3.	X Factor	47
2.3.	Description of the distribution system		49
	2.3.1.	Work Methodology	49
	2.3.2.	General Characteristics of the Distribution Electric System	49
2.4.	Operations		55
	2.4.1.	Electric System Operation	55
	2.4.2.	Electric System Maintenance	70
	2.4.3.	Assessment of the Technical and Physical Conditions of the Assets	91
	2.4.4.	Main critical points	99
	2.4.5.	Required investments in the distribution system within 30 years	105
2.5.	Quality		108
	2.5.1.	Service quality	108
	2.5.2.	ANEEL Index of Consumer’s Satisfaction - IASC	119
	2.5.3.	Satisfaction of the Urban Residential Consumer of Electric Power	123
	2.5.4.	Result Plan	127
2.6.	Losses		132
	2.6.1.	Contextualization	132

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	2.6.2.	Regulatory Limits of Losses in the Distribution Network	133
	2.6.3.	Global Losses	134
	2.6.4.	Technical and Non-Technical on injected power	139
	2.6.5.	PT and PNT on injected power – Realized and Projected	148
	2.6.6.	Benchmarking of Losses on injected power	151
	2.6.7.	Programs of reduction of Losses	153
	2.6.8.	Details of the program of fighting against the non-technical losses	157
	2.6.9.	Results of Fighting against Non-Technical Losses	164
	2.6.10. Reference of Files of Losses		166
2.7.	Replacement costs		168
	2.7.1.	Determination of the New Replacement Value – VNR	168
	2.7.2.	Determination of the New Replacement Value – VNR	168
	2.7.3.	Composition of the Regulatory Remuneration Base – BRR	171
2.8.	Social and environmental matters		174
	2.8.1.	Work Methodology	174
	2.8.2.	Results	175
	2.8.3.	Accidents with Environmental and Social Repercussions	187
	2.8.4.	Social-environmental Risks and Conflicts	192
	2.8.5.	Environmental Liabilities	195
	2.8.6.	Environmental Regularization and Licensing	195
	2.8.7.	Notifications, Fines, and Conduct Adjustment Terms	195
	2.8.8.	Technical Registrations	196
	2.8.9.	Environmental Map Analysis of the Current and Future Electric System	196
	2.8.10. Final Considerations		197
	2.8.11. Estimative of Investments and Expenses		198
2.9.	Personnel		208
	2.9.1.	Personnel Characterization	209
	2.9.2.	Evolutionary and comparative analysis of productivity	216
	2.9.3.	Qualification and Training Courses	224
	2.9.4.	Benchmarking with national and international references	227
	2.9.5.	Structure of Positions	228
	2.9.6.	Collective Bargaining Agreement - ACT	235
	2.9.7.	Restructuring of the Workstations	237
	2.9.8.	Reference of Personnel Files	244
2.10. Annexes -Operations			245
2.11. Annexes –Description of the distribution system			246
2.12. Annexes –Service quality and efficiency			247
2.13. Annexes – Social and environmental questions			248

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List of Tables

Table 1: Kilometers of total networks per voltage level (km) - Source: CELG D	27
Table 2: Main electric assets	28
Table 3: Evolution of the Power Consumption (GWh) - Source: CELG D – Administration Reports	28
Table 4: Evolution of Power Consumption of Exclusive Market (Gwh) – Source: CELG D – Administration
Reports	29
Table 5: Consuming Units per Class (#) - Source: CELG D	31
Table 6: % Growth per Class – Source: CELG D	32
Table 7: Consuming Units per Voltage Level (#) – Source: CELG D	33
Table 8: Balance of Purchased Power (MWh) – Source: CELG D – Administration Reports	34
Table 9: Power Balance (GWh) Source: CELG D – Administration Reports	34
Table 10: Tariff Adjustments approved for CELG (2011- 2014) - Source IRT and SPARTA (ANEEL)	35
Table 11: Net Operational Revenue (R$ Million) Source CELG D	35
Table 12: Total Turnover (R$ Million) – Source CELG D	36
Table 13: Turnover not received up to Dec/2014 (R$ Million) – Source CELG D	36
Table 14: Resume do Programa Luz para Todos - Fonte CELG D	37
Table 15: Companies used to the construction of indicators – Source: Quantum	38
Table 16: Evolution of the Distributed MWh/Consumer per companies (in MWh-year/Consumer) – Source:
Quantum	41
Table 17: PMSO/Distributed MWh, per companies (in R$/MWh-year) – Source: Quantum	42
Table 18: Update of the operational costs. Source: ANEEL – RT 3C of CELG.	44
Table 19: Interval oaf the operational costs. Source: ANEEL – AP 40/2010.	45
Table 20: Update of the real operational costs of the distributor. Source: ANEEL – RT 3C of CELG.	45
Table 21: Interval of the operational costs. Source: ANEEL – RT 3C of CELG	45
Table 22: Interval of the operational costs 4C. Source: ANEEL – AP23/2014.	46
Table 23: Interval of the operational costs 4C, corrected. Source: ANEEL – AP23/2014.	46
Table 24: Pd and T Components. Source: ANEEL – RT 3C of CELG	48
Table 25: Components of the X Factor 2014. Source: ANEEL – IRT 2014 of CELG.	48
Table 26: Pd Component of RT of 4C. Source: Quantum.	48
Table 27: Substations and Lines Source: CELG D	51
Table 28: MV and LV Network Extension in Km Source: CELG D	51
Table 29: Summary of the General Numbers of Electric Facilities Source: CELG D	52
Table 30: Number of Voltage Reclosers Source: CELG D	52
Table 31: Number of Capacitors Source: CELG D	52

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Table 32: No. of Employees of the System Operation Center - COS Source: CELG D	58
Table 33: Main applications developed and used by COS Source: CELG D	59
Table 34: Indicators of the quality system Source: CELG D	63
Table 35: Structure of Titles and Quantity of collaborators of COD. Source: CELG D	64
Table 36: Quantity of Employees of the Distribution Department Source CELG D	69
Table 37: Diagram of the Technical Board of Directors . Source: CELG D	71
Table 38: No. of Employees per Maintenance Department Source: CELG D	73
Table 39: No. of Own Employees in the Maintenance Coordination . Source: CELG D	73
Table 40: No. of Outsourced Employees in the Maintenance Coordination . Source: CELG D D	73
Table 41: Vehicles in the Maintenance Coordination . Source: CELG D	73
Table 42: No. of Own Employees in the Maintenance Coordination. Source: CELG D	74
Table 43: No. of Outsourced Employees in the Maintenance Coordination . Source: CELG D	74
Table 44: Vehicles in the Maintenance Coordination Source: CELG D	74
Table 45: No. of Own Employees. Source: CELG D	74
Table 46: Quantity of Vehicles Source: CELG D	74
Table 47: No. of Own Employees. Source: CELG D	75
Table 48: No. of Own Employees. Source: CELG D	75
Table 49: No. of Own Employees Source: CELG D	75
Table 50: Quantity of Vehicles. Source: CELG D	75
Table 51: Own Personnel Source: CELG D	75
Table 52: Quantity of Vehicles Source: CELG D	76
Table 53: List of Plates of Vehicles per coordination Source: CELG D	76
Table 54: Summary of Substations and Transformers Source: CELG D	76
Table 55: Equipment effectively in operation Source: CELG D	77
Table 56: Technical Reserve - Storeroom Source: CELG D	78
Table 57: Power of Total Available in the Technical Reserve Source: CELG D	78
Table 58: Annual deficits of preventive maintenances Source: CELG D	80
Table 59: Anomaly Chart Source: CELG D	81
Table 60: Anomalies record of SE Rio Claro - RCL Source: CELG D	82
Table 61: List of Advanced maintenance stations in the Regions Source: CELG D	84
Table 62: List of Advanced Stations per Own and Outsourced Personnel Source: CELG D	85
Table 63: Vehicles per Advanced Stations Source: CELG D	85
Table 64: Maintenance Plan of 2015 Source: CELG D	88
Table 65: Compliance with the Maintenance Plan in 2014 Source: CELG D	89
Table 66: List of Services, with respective values and quantity. Source: CELG D	90

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Table 67: Description of Emergency and Supply Services. Source: CELG D	90
Table 68: Information of Transmission Lines and Loading Percentage Source: CELG D	92
Table 69: Information on Transformers and Loading Percentage Source: CELG D	94
Table 70: Information on Supplies – Loading Percentage Source: CELG D	94
Table 71: Failures of transformers and autotransformers Source: CELG D	95
Table 72: Loading of Supplies Source: CELG D	98
Table 73: Loading of the Supplies Source: CELG D	98
Table 74: Compliance indicators of the voltage level in permanent regime – CELG D	99
Table 75: Compliance indicators of the voltage level in permanent regime – EMT	99
Table 76: Poles per type in MV and LV Source: CELG D	100
Table 77: Distribution Development Program Source: CELG D	106
Table 78: TMAE Evolution in minutes and annual percent growth . Source: CELG D	109
Table 79: NIE Evolution, No . of events and PNIE. Source: CELG D	110
Table 80: Annual DEC and FEC Evolution for CELG D and Country level - Source: ANEEL	111
Table 81: FEC Values and FEC per Set of Consuming Units - 2014 - Source: ANEEL	113
Table 82: Global Continuity Performance Indicator 2014: Market greater than 1 TWh - Source: ANEEL	115
Table 83: DGC Evolution of CELG D - Source: ANEEL	116
Table 84: Evolution of the compensations in cash and quantity – Source: ANEEL	117
Table 85: % Annual growth of the quantity and value paid for the compensations – Source: ANEEL	117
Table 86: Technical and commercial indicators to be considered in the X Factor - Source: ANEEL	118
Table 87: Transition of the weights of the indicators for concessionaires with more than 60 thousand
consuming units - Source: ANEEL	119
Table 88: Questionnaires per interviewed cities - Source: IASC	119
Table 89: Assessment of the assessment items of IASC 2014 - Source: IASC 2014	122
Table 90: Main works of the Expansion Plan for improvement of the Continuity Indicators – Source: Result
Plan of CELG D	130
Table 91: ANEEL Regulatory Limits Source: PNT Report of Celg 2015 and ANEEL 2015	134
Table 92: Monthly Projected and Realized Course of Global Losses - 2015 Source: PNT Report of Celg 2015
137
Table 93: Projection and Reduction Speed of Global Losses CELG D Source: Report of Result Plan 2014	138
Table 94: Monthly Projected and Realized Course of Non-Technical Losses – 2015 Source: PNT Report Celg
2015	145
Table 95: Course of the Technical and Non-Technical Losses on Injected Power (Realized and Projected)
Source: PNT Report Celg 2015 and Quantum Preliminary Projection 2015.	148
Table 96: Monthly Projected and Realized Course of PNT/BT Market - 2015 Source: PNT Report Celg 2015
151

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Table 97: UC without measurement per connection and class on December, 2010, 2011, and 2012 –
Source: CELG D 2012	160
Table 98: UC evolution without measurement per connection and class . Source: Own.	160
Table 99: UC without measurement per sub- type on December, 2010, 2011 and 2012. Source: CELG 2012
161
Table 100: Evolution of UC without measurement per sub- type. Source: Own	162
Table 101: Expenditures with environmental management of the operational activities Source: CELG D
Reports of Administration of the years 2012,2013 and 2014	187
Table 102: Expenditures with health and safety management of the operational activities Source: CELG D
Reports of Administration of the years 2012,2013 and 2014	187
Table 103: Analysis of the main Causes Source: CELG D	190
Table 104: Action Plan Source: CELG D	191
Table 105: Expected Results – TG and TF Indicators from 2014 to 2017 Source: CELG D	192
Table 106: Average TG and TF Indicators 2014- 2017 Source: Action Plan - Accident prevention	192
Table 107: Expected Reduction in the No. of Accidents 2014-2017 Source: CELG D	192
Table 108: Estimative of costs for Preliminary Environmental Assessment – Phase I Source: Drawn up by
the technical team of Quantum	203
Table 109: Estimative of costs for Confirmation Environmental Assessment – Phase II Source: Drawn up by
the technical team of Quantum	204
Table 110: Estimative of costs with the environmental monitoring over the operation (2017 to 2045)
Source: Drawn up by the technical team of Quantum	205
Table 111: Price reference used for the implementation of the environmental control in the Substations
Source: ANEEL Prices Base - 06/2012 - Central West Region	207
Table 112: Central Structure of Personnel CELG D Real in 2015. Source: Report of Employees – Salaries,
Remuneration, Benefits and Others CELG D 2015	209
Table 113: No. of Own Personnel 2011 to 2015. Source: Administration Report 2012- 2014 and Report of
Employees – Salaries, Remuneration, Benefits and Others CELG D 2015	209
Table 114: Chart of Quantity and Percentage of Collaborators of 2011- 2014 Source: Administration Report
2012-2014	210
Table 115: Allocations of Own Personnel in 2015 per Board of Directors. Source: Report of Employees –
Salaries, Remuneration, Benefits, and Others CELG 2015	211
Table 116: Age Bracket of Own Personnel in 2015 per level type (Superior and Medium) and Position
Source: Report of Employees – Salaries, Remuneration, Benefits and Others CELG D 2015	212
Table 117: No. of Employees over 45 years old Source: Administration Reports 2012- 2014 and Report of
Employees – Salaries, Remuneration, Benefits and Others CELG D 2015	212
Table 118: Chart of Seniority in 2015. Report of Employees – Salaries, Remuneration, Benefits, and Others
CELG D 2015	213
Table 119: Statemen of Salary per superior and medium levels and per type of position in 2015. Source:
Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015	214

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Table 120: Statement of Salary per Occupational Group and Educational Level per Position in 2015.
Source: Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015	215
Table 121: Comparison of Expenditures with Own and Outsourced Personnel (current values of each year)
Source: Administration Reports 2012- 2014, PMSO CELG D 2011 to 2014.	217
Table 122: Chart of Indicators of Expenditures with Personnel per Unit of Consumers (UC) and Power
Consumption (MWh) (current values of each year) Sources: Administration Reports 2012- 2014 and PMSO
CELG D 2011 to 2014.	218
Table 123: Benchmarking of Expenditures with Personnel per Unit of Consumers (UC) and Market. Source:
Administration Reports 2012- 2014, PMSO CELG D 2011 to 2014 (Quantum preparation)	220
Table 124: Benchmarking of Expenditures with Personnel per Distributed Power (including Free Market).
(current values of each year) Source: Administration Reports 2014, PMSO CELG D 2014 (Quantum
preparation)	221
Table 125: Comparison of Personnel with Consuming Units (UC)and Exclusive Market (MWh) Source:
Administration Report 2012- 2014.	222
Table 126: Number of Training Courses and Qualification in 2012- 2014 Source: Administration Report
2012 to 2014	224
Table 127: Description of Qualification and Development Programs Source: Administration Reports 2012-
2014	226
Table 128: Educational Level of Own Personnel of CELG D Source: Report of Employees – Salaries,
Remuneration, Benefits, and Others CELG D 2015	227
Table 129: Occupational Groups and Positions Source: PCR CELG D 2015	229
Table 130: Chart of Changes – Medium Level Source: PCR CELG D 2015	230
Table 131: Chart of Changes – Superior Level Source: PCR CELG D 2015	231
Table 132: Specification and Description of the Positions and Functions Source: PCR CELG D 2015	232
Table 133: Gratified Functions Source: PCR CELG D 2015	233
Table 134: Value of the Gratifications Source: PCR CELG D 2015	234
Tabela 135: Temporary Staff Source: PCR CELG D 2015	234
Table 136: Salary Ranges per Position Source: PCR CELG D 2015	235
Table 137: Salary Matrix Source: PCR CELG D 2015	235
Table 138: Personnel Dismissed from CELG D during 2013 to 2015 Source: CELG D 2015	243

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List of Figures

Figure 1: State of Goiás - Source: Plan of Results for Improvement of the distribution services – CELG	22
Figure 2: Shareholding interest in Celg D Source: CELG D	24
Figure 3: Financial Result - Source: CELG D – Administration Reports	25
Figure 4: Indebtedness level - Source: CELG D – Administration Reports	26
Figure 5: Evolution of the km of constructed networks of the company - Source: CELG D	27
Figure 6: Composition of Km of network to 2014- Source: CELG D	28
Figure 7: Evolution of the Power Consumption (GWh) - Source: CELG D – Administration Reports	29
Figure 8: Annual Growth Rates of the Power Consumption – Source: CELG D – Administration Reports	29
Figure 9: Power Consumption of the Exclusive Market and Participation per Class (Gwh) – Source: CELG D
– Administration Reports	30
Figure 10: Growth Rates of the Exclusive Market - Source: CELG D – Administration Reports	31
Figure 11: Consuming Units per Class (#) - Source: CELG D	32
Figure 12: Consuming Units per Voltage Level (#) – Source: CELG D	33
Figure 13: Power Balance (GWh) Source: CELG D – Administration Reports	34
Figure 14: Investments x Services Relationship - Source: CELG D – Administration Reports	37
Figure 15: Quantity of companies per countries - Source: Quantum	38
Figure 16: Consumption mix 2014 - Source: Quantum	39
Figure 17: Distributed MWh/Consumer 2014 (in MWh-year/Consumer) – Source: Quantum	40
Figure 18: Evolution of Distributed MWh/Consumer (in MWh-year/Consumer) – Source: Quantum	40
Figure 19: PMSO/Distributed MWh 2014 (in R$ /MWh-year) – Source: Quantum	41
Figure 20: Evolution of PMSO/Distributed MWh (in R$/MWh-year) – Source: Quantum	42
Figure 21: Update of the operational costs. Source: ANEEL.	43
Figure 22: Update of operational costs . Source: ANEEL.	45
Figure 23: Map of the High Voltage system Source: CELG D	51
Figure 24: Telecommunications system of Celg D Source: CELG D	53
Figure 25 : Detailing Telecommunications system of Celg D Source: CELG D	54
Figure 26: Diagram of the Distribution Board of Directors Source: CELG D	56
Figure 27: Organization charge of the System Operation Center - COS Source: CELG D	58
Figure 28: Energy Management System Source: CELG D	59
Figure 29: Map of the processes that compose the quality system. Source: CELG D	62
Figure 30: Diagram of the Distribution Operation Center – COD Source: CELG D	64
Figure 31: Flow of the activities Source: CELG D	66
Figure 32: Operation of the distribution system using OPER software Source: CELG D	66

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Figure 33: SDT Schematic Diagram Source: CELG D	67
Figure 34: Geographic distribution of such departments Source: CELG D	69
Figure 35: Transformers and autoransformers per time of Use Source: CELG D	79
Figure 36: MOB available for the Maintenance activity Source: CELG D	79
Figure 37: SMS: Substation Maintenance and SPM: Protection Maintenance and Maneuver Source: CELG D
80
Figure 38: Comparison of Current x Required Scenario of Quantity Man- hour Source: CELG D	80
Figure 39: Autal Scenario of MDO of the maintenance of High Tension SEs (DT-SMS, DT- SPM) Source: CELG
D	81
Figure 40: Structuring of 7 regional maintenance centers Source: CELG D	83
Figure 41: Goiás Map per region Source: CELG D	84
Figure 42: Management Structure Source: CELG D	87
Figure 43: Process of Service Planning and Execution DD DPMT - Source: CELG D	88
Figure 44: Goiás Map per region and departments Source: CELG D	89
Figure 45: Failure rate of transformers and autotransformers per year and per nominal voltage (1979 up to
March, 2015) Source: CELG D	95
Figure 46: Transformers and autotransformers per use time Source: CELG D	95
Figure 47: Geoelectric Regions of Celg D	101
Figure 48: Accidental DEC per component of the system (Accumulated 2014) Source: CELG D	103
Figure 49: Accidental DEC per component of the system (Accumulated 2015) Source: CELG D	103
Figure 50: Accidental FEC per component of the system (Accumulated 2014) Source: CELG D	104
Figure 51: Accidental FEC per component of the system (Accumulated 2015) Source: CELG D	104
Figura 52: Additional investments Source: CELG D	107
Figura 53: Investments in Buildings and Fleet - Source: CELG D	107
Figure 54: TMAE (minutes) - Source: CELG D	109
Figure 55: PNIE Evolution in %. Source: CELG D	110
Figure 56: DEC Evolution and Limit DEC of CELG D. Source: ANEEL	112
Figure 57: FEC Evolution and Limit FEC of CELG D. Source: ANEEL.	112
Figure 58: Performance of the sets in relation to the DEC and FEC limit in 2014 – Source: ANEEL	114
Figure 59: Global Continuity Performance Indicator (big- sized companies) - Source: ANEEL	116
Figure 60: Evolution of the compensations in cash and quantity – Source: ANEEL	117
Figure 61: Model - Source: IASC	120
Figure 62: IASC Brazil Concessionaires and International Benchmarks	121
Figure 63: IASC - CELG D - Source:	121
Figure 64: Result of the Model Source: IASC 2014	122

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Figure 65: Results of the Main Indexes of ABRADEE, CELG D and Benchmark - Source: 17 th ABRADEE
research	124
Figure 66: Results of ABRADEE Research of 2015- Source: 17 th ABRADEE research.	125
Figure 67: Results of IASC (continuation) - Source: ABRADEE.	126
Figure 68: DEC Projection - Source: CELG D Result Plan	129
Figure 69: FEC Projection - Source: CELG D Result Plan	129
Figure 70: Example of the Calculation of the Electric Power Losses Source: ANEEL 2015	133
Figure 71: Evolution of Global Losses in the Distribution (2009 - 2014) Source: PNT Report Celg 2015 and
ANEEL 2015	134
Figure 72: Index of Global Losses on injected power (%) per distributor - 2014 Source: ANEEL 2015	136
Figure 73: Index of Global Prices (%) on injected power Source: PNT Report of Celg 2015	137
Figure 74: Projection of Global Losses of CELG D (2015 - 2019) Source: Report of the Result Plan 2014	138
Figure 75: Course of the Global Losses on Injected Power (Realized and Projected) Source: PNT Report of
Celg 2015, ANEEL 2015, and Report of Result Plan 2014	139
Figure 76: Balance of Technical and Non- Technical Losses on injected power (%) Source: PNT Report of
Celg 2015 and ANEEL 2015	140
Figure 77: Balance of Technical and Non- Technical Losses on injected energy (absolute values) Source: PNT
Report of Celg 2015 Evolution of Technical Losses	141
Figure 78: Evolution of the Technical Losses on injected power (%) Source: ANEEL2015	142
Figure 79: Index of Technical Losses on injected power (%) per distributor - 2014 Source: ANEEL 2015	143
Figure 80: Evolution of the Non- Technical Losses on injected energy (%) Source: PNT Report of Celg 2015
and ANEEL2015	144
Figure 81: Index of Non- Technical Losses (%) on Injected Power Source: PTN Report of Celg 2015	145
Figure 82: Index of Non- Technical Losses on injected power (%) per distributor on May, 2015 Source: PNT
Report Celg 2015	146
Figure 83: Details of the Non- Technical Losses on Injected Power on May, 2015 . Source: PNT Report Celg
2015	147
Figure 84: Evolution of the Technical and Non- Technical Losses on Injected Power (Realized and Projected)
Source: PNT Report Celg 2015 and Quantum Preliminary Projection 2015.	149
Figure 85: Evolution of the Non- Technical Losses on BT Market Source: PNT Report Celg 2015 and
Evolution of Technical Losses CELG D 2015	150
Figure 86: Index of Non- Technical Losses (%) on the Low Voltage Market Source: PNT Report Celg 2015150
Figure 87: Benchmarking of Global Losses/injected power with more than 1 million of conumers - 2014
Source: ANEEL 2015	152
Figure 88: Benchmarking of Technical Losses/injected power with more than 1 million of consumers - 2014
Source: ANEEL 2015	152
Figure 89: Benchmarking of Non-Technical Losses/injected power with more than 1 million of consumers –
May, 2015 Source: PNT Report Celg 2015	153

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Figure 90: Area of great social- economical complexity (surrounding Goiania) Source: Google Maps 2015.
154
Figure 91: Area of great social-economical complexity (surrounding Brasília) Source: Google Maps 2015.
155
Figure 92: No. of Inspections in UC of Groups A and B Source: Administration Reports Celg (2012, 2013 and
2014)	158
Figure 93: No. of Negotiations of Irregular Process Source: Administration Reports Celg (2012, 2013 and
2014)	159
Figure 94: Index of Assertiveness Source: Administration Reports CELG D (2012, 2013 and 2014)	159
Figure 95: Increment of Revenue (R$ ) - IP Project Aggregated, Recovered, and Invoiced Power Source:
Report Celg 2015	165
Figure 96: General layout of the Yards and Warehouses of the Logistic and Supplies Superintendence of
the Central Unit of Goiânia	182
Figure 97: Quantity of Accidents 2010- 2014 stratified per Segment – Source: Action Plan – Accident
prevention CELG D	188
Figure 98: Seriousness of Accidents 2010-2014 stratified per seriousness level Source: Action Plan –
Accident prevention CELG D	188
Figure 99: Seriousness of Accidents in 2014 stratified per seriousness level and per segment. Source: C
Action Plan – Accident prevention CELG D	188
Figure 100: Frequency Rate of Accidents 2010 to 2014 stratified per segment Source: Action Plan –
Accident prevention CELG D	189
Figure 101: Seriousness Rate of Accidents 2010 to 2014 per segment Source: Action Plan – Accident
prevention CELG D	189
Figure 102: CELG D Organization Chart Source: Report of Employees – Salaries, Remuneration, Benefits
and Others CELG D 2015	208
Figure 103: Evolution of Own Personnel 2011-2015 Source: Report of Employees – Salaries, Remuneration,
Benefits, and Others CELG D 2015	210
Figure 104: Evolution of No. of Collaborators in CELG D Source: Administration Report 2012-2014	211
Figure 105: Evolution of Employees over 45 years old Source: Administration Reports 2012- 2014 and
Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015	212
Figure 106: Average Monthly Salary of Superior Level per type of Position, in 2015. Source: Report of
Employees – Salaries, Remuneration, Benefits, and Others – CELG D 2015.	214
Figure 107: Average Monthly Salary of Medium Level per type of Position, in 2015. Source: Report of
Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015.	215
Figure 108: Average Monthly Salary per Occupational Group and Educational Level per Position, in 2015.
Source: Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015.	216
Figure 109: Evolution of Expenditures with Own and Outsourced Personnel from 2011 to 2014 (current
values of each year) Source: PMSO CELG D 2011 to 2014	217
Figure 110: List of total Expenditure per total quantity of Personnel (current values of each year) Source:
Administration Report 2012- 2014, PMSO CELG D 2011 to 2014	218

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Figure 111: Evolution of the Indicator of Expenditures with Personnel per Unit of Consumers (UC) (current
values of each year) Source: Administration Reports 2011- 2014 and PMSO CELG D 2011 to 2014.	219
Figure 112: Evolution of the Indicator of Expenditures with Personnel per Power Consumption (MWh)
(current values of each year) Sources: Administration Reports 2012- 2014 and PMSO CELG D 2011 to 2014.
219
Figure 113: Benchmarking of Expenditures with Personnel per Unit of Consumers (UC) and Market
(current values of each year) Source: Administration Reports 2012- 2014, PMSO CELG D 2011 to 2014
(Quantum preparation)	220
Figure 114: Benchmarking of Expenditures with Personnel per Distributed Power (including Free Market
(current values of each year) Source: Administration Reports 2014, PMSO CELG D 2014 (Quantum
preparation)	221
Figure 115: Evolution of Consuming Units (UC) per own employee Source: Administration Report 2012-
2014	222
Figure 116: Evolution of Consuming Units (UC) per own employees + Outsourced Source: Administration
Report 2012- 2014.	223
Figure 117: Market Evolution (MWh) per Own Personnel Source: Administration Reports 2012- 2014,
Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015, and CELG – Preliminary
Projections (Quantum)	223
Figure 118: Market Evolution (MWh) per Own + Outsourced Personnel Source: Administration Reports
2012- 2014,	224
Figure 119: Evolution of the Number of Training Course and Qualification in 2012-2014 Source:
Administration Report 2012 to 2014	225
Figure 120: Number of contemplated participants Source: Administration Report CELG D	225
Figure 121: Benchmarking [UC/Own + Outsourced Employees] of the distributors in Brazil in 2012 Source:
Own Preparation Quantum Data Benchmarking	227
Figure 122: Benchmarking [UC/ Own + Outsourced Personnel] Latin America distributors in 2012	Source:
Own .	228
Figure 123: Forecast of growth of Staff in Engineering Companies to 2015 (Per Region) Source: O Setor
Elétrico magazine – Research – Engineering and installation companies July, 2015 .	239
Figure 124: Growth forecast of Staff in Engineering Companies for 2015 (Per Region) Source: O Setor
Elétrico magazine – Research – Engineering and installation companies July, 2015 .	240
Figure 125: Average Annual Growth of Sales of the Engineering and Consultancy Companies in 2014 (Per
Region) Source: O Setor Elétrico magazine – Research – Engineering and installation companies July, 2015 .
241
Figure 126: Forecast of Growth of sales of the Engineering Companies for 2015 (Per Region) Source: O
Setor Elétrico magazine – Research – Engineering and installation companies July, 2015	241
Figure 127: Forecast of Growth of the Total Annual Size of the Engineering Market for 2015 (Per Region)
Source: O Setor Elétrico magazine – Research – Engineering and installation companies July, 2015.	241
Figure 128: Average Annual Growth of the Installation Companies in 2014 (Per Region) Source: O Setor
Elétrico magazine – Research – Engineering and installation companies July, 2015	242
Figure 129: Forecast of Growth of the Installation Companies for 2015 (Per Region) Source: O Setor
Elétrico magazine – Research – Engineering and installation companies July, 2015.	242

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Figure 130: Forecast of Growth of the Total Annual Size of the Installation Market for 2015 (Per Region)
Source: O Setor Elétrico magazine – Research – Engineering and installation companies July, 2015.	243
Figure 131: Evolution of Personnel Dismissed from CELG D Source: CELG D 2015	244

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Glossary

ABNT: Brazilian Association of Technical Standards
Abradee: Brazilian Association of Electric Energy distributors
ACSI: American Consumer Satisfaction Index the
ACT: Collective Bargaining Agreement
AIS: Fixed asset in service
AMMA: Municipal Environmental Agency of Goiânia
ANC: Non-Contaminated Area
ANEEL: National Electric Energy Agency
APC: Potentially Contaminated Area
ASC: Area with Suspicion of Contamination
AT: High Voltage
AVCB: Self Survey of the Fire Department
BAR: Regulatory Annuity Base
BRR : Regulatory Remuneration Base
BT: Low Voltage
CA: Additional Costs
CA/CC : Alternating Current/Continuous Current
CAT: Occupational Accident Communication
CCEE: Electric Power Commercialization Chamber
CDE: Energy Development Account
CEB : Energy Company of Brasilia
Celg D ou CELG D : Celg Distribution SA
CELG GT: CELG Generation and Transmission
CELG GT : Celg Generation and Transmission SA
Celtins : Electric Company of the state of Tocantins, current Energisa Tocantins.
CEPEL : Research Center of Electric Energy
CIPA: Commission Internal Accident Prevention
COD : Center of operation of Distribution
COM : Minor Components
COS : Center of System Operation
CRTP: Periodic Tariff Review Cycle
CSC : Contracted Service Center
CTF/IBAMA: Technical Federal IBAMA Register

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CUB: Unit Cost Basic building
CUT: Single Central of Workers
CVA: Accounting Statements
DA: Administrative Board CELG D
DA-DPSV: Engineering Department of Health, Safety and Quality of Life
DD: Distribution Board CELG D
DEC: Duration of Interruption per Consuming Unit
DGC: Global Continuity Performance
DIC: Duration of individual interruption by Consuming Unit
DICRI: Duration of individual interruption occurred in critical day by consuming unit
DMIC: Duration Maximum of continuous interruption by Consuming Unit
DRC : Duration of the transgression for Critical Voltage
DRCE : Duration relative of the transgression for Critical Voltage equivalent
DRP : Duration relating the transgression to precarious Voltage
DRPE : Duration of precarious Voltage transgression to precarious equivalent
DT: Technical Board of CELG D
DT-AMB: Technical Board spokesperson for the environment of CELG D
EIA: Environmental Impact Study
EMS : Energy Management System
EP : Main equipment
EPI: Protective Equipment
FEC: Frequency of Interruption per Consuming Unit
FGV: Getulio Vargas Foundation
FIC: Frequency individual interrupt by Consuming Unit
GIS : Geographic Information System
GWh: Gigawatt-hora
IAD: Depreciated Use Index
IAI: Full Use Index
IASC: ANEEL Index of consumer’s satisfaction
IBAMA: Brazilian Institute of the Environment and Renewable Natural Resources
ICMS: Tax on Operations concerning the movement of goods and on services of Interstate Transportation,
Intermunicipal Communication
IFC : International Finance Corporation - International Financial Corporation
IGP-M: General Price Index - Market
IP: Lighting Public

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IP : Internet Protocol
IPCA: Index Broad National Consumer Price
ISO 14001: Environmental Management
JOA: Interest on ongoing works
Km : kilometer(s)
kV : Kilo Volts
LD: Line of Distribution
LDAT : Distribution Line at High Voltage (69 or 138 kV)
LDMT: Distribution of medium voltage
LT: transmission line
MCPSE: Control Manual Electrical Sector Asset
MCSE: Accounting Manual of the electric sector
MI: Ministry of National Integration
MIC: Ministry of Industry and Trade
MME: Ministry of Energy and Mines
MT: Media voltage
MTE: Ministry of Labor and Employment
MVA : Mega Volts Ampère
MW : Mega Watt
MWh: megawatt-hour
NBR: ABNT guideline
NCSI-UK : National Consumer Satistaction Index-UK
NR: Regulatory standard of the Ministry of Labor and Employment
OE : Emergency Occurrences
OECF: Overseas Economic Cooperation Fund
OHSAS 18001: Health and Occupational Security
ONS : System National Operator
OPEX: Costs Operacionias
OPGW : Optical Ground Wire
OPLAT : Carrier wave on the high voltage line
P&D : Research and development
PCB: Polychlorinated biphenyl
PCMSO: Program of Medical Control and Occupational Health
PCS: Plan of positions and salaries
PDD: Program for developing the distribution

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PDV: Plan of voluntary resignation
PLpT: Light for All Program
PLS: Partial Least Squares
PMSO: Personnel, Maintenance, Services, and Others
PNIE: Percentage of the number of emergency events with interruption of power
PNT : Losses not Technical
POE : Jobs Stations Operation
PPRA: Program for Prevention of Environmental Risks
PR-DPCK: Department of Social Communication and Marketing of CELG D
PRODIST: Procedures of Electric Power Distribution in the National Electric System
PRONI: National Program of Irrigation and Funding
PRORET: Procedures of Tariff Review
RGR: Global Reversion Reserve
RIMA: Environmental Impact Report
RTP: Periodic Tariff
SAGE : System open a power management
SAMP: System for monitoring of market information for Adjustment
SANEAGO: Sanitation of Goiás (water and sewer concessionaire in the state of Goiás)
SCADA : Supervisory Control and Data Acquisition
SE: Electric power substation
SEAT: High voltage distribution substations
SECIMA: Environment, Water Resources, Infrastructure, Cities, and Metropolitan Affairs Office
SEMARH: Secretary of the Environment and Water Resources
SEP: Power System
SESMT: service specialised in security engineering and in Labor Medicine
SGA: Environmental Management System
SGSASST: System of Environmental Management, Health and Labor Safety
SINDUSCON: Syndicate of the Construction Industry
SINERGIA: Syndicate of Energy of the State of São Paulo
SPLS: Superintendence of Logistics and Supplies
TAC: Conduct Adjustment Terms
TF: Frequency Fee - Number of rough terrain per million of worked hours of exposure to the risk, in particular period
TG: Rate of Gravity - number that expresses the quantity of days computed in accidents with departures per 1 million man-hours of exposure to risk

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TMAE: Average Time of Service to Emergencies
TMD: Average Displacement Time
TME: Average Execution Time
TMP: Average Preparation Time
UAR: Addition and/or Removal Units
UC: Consuming Unit
UHE : Hydroelectric Plant
UTR : Remote Terminal Unit
VMU: Market Value in use
VNR : New Replacement Value
WACC: Weighted Average Cost of Capital
WBG: World Bank Group

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1.	Introduction

The present report presents a technical diagnosis of Celg Distribuição S.A. – CELG D, an electric power distributor of the State of Goiás.

In general, the report will comprehend the following topics:

• General data of the concession,

• Characterization of the electric power market in the concession area;

• Efficient Operational Costs;

• Description of the distribution system, containing the main characteristics of the distribution systems (urban and rural): lines, substations, protection systems, etc.;

• Description of the situation of the operational and technical and commercial infrastructure of CELG D, approaching the loading of the substations, supplies, and distribution transformers;

• Assessment of the physical and technical conditions of the assets of CELG D;

• Estimate of replacement costs;

• Analysis of the Service Quality Indicators;

• Analysis of Technical and Non-Technical Losses;

• Social and environmental questions;

• People management.

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2. Due Diligence

2.1. Company's Description

The present chapter will have as purpose to describe Celg Distribuição S.A. (CELG D). For such purpose, information provided by the company was used, as well as other sources were referred to, as the web page of CELG D, of Brazilian National Agency of Electric Power (ANEEL), of Brazilian Institute of Geography and Statistics (IBGE), among others.

Thus, the company's history and characteristics will be detailed, concession area, infrastructure, dimensioning of the provided market, energetic balances, revenues, and other topics of interest for a correct characterization of the concessionaire.

Finally, several physical and economic indicators will be exposed, with the purpose of comparing the situation of CELG D, in relation to other electric power distribution companies in Brazil, as well as international companies.

2.1.1. Introduction

Celg Distribuição S.A. (CELG D) is a quasi-public joint stock company, which acts in the sector of electric power distribution in the State of Goiás, authorized by Aneel through the Concession Contract no. 63/2000, in the scope of process no. 48100.001183/96-02.

The company's headquarter is located in Goiânia, at Rua 2, Quadra A-37, Jardim Goiás, with built area of approximately 50,610 m^2, in a site that is 142,503 m2.

The vision, mission, and values established by the company are the following:

Vision:

Mission:

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Values:

• Sustainability and commitment;

• Creation of value to all stakeholders;

• Ethics, transparency, and trust in the relationships;

• Work with health and safety with the people it interacts.

Certainly, the company is responsible for the commercialization of electric power in 237 cities of Goiás, which correspond to more than 98.7% of the State territory. Currently, it serves more than 2,700,000 consuming units and represents 2.4% of the consumption of electric power in Brazil.

2.1.2.	History

The origin of Celg Distribution was the Centrais Elétricas de Goiás S.A., created on February 16, 1956, upon Public Constitution Deed, which had as base the State Law No. 1.087, as of August, 1955, which authorized the creation of the company. From March 13, 1956, through the Federal Decree No. 38.868, Centrais Elétricas de Goiás S.A. was authorized to work as concessionaire of electricity public services, acting as generator, transmitter, and distributor of electric power. So, it incorporated the small centers and the distribution networks belonging to the municipal companies. In 1955, right after its creation was authorized, it started the construction of Rochedo Hydroelectric Power Plant, to serve Goiânia and locations of the South of the State. With power of 4 MW, Rochedo Hydroelectric Power Plant started up in 1956.

Additionally, Celg was responsible to construct the generator that would supply the Federal Capital at implementation start. Thus, still in 1956 the project of Cachoeira Dourada Hydroelectric Power Plant was started, which motorization occurred in 1959, with 32 MW of installed power.

The development of the State from the change of the Federal Capital required from Celg the investment in the increase of the power production and the implementation of an electric system that would meet the increasing demand. Thus, between 1965 and 1970 the second stage of Cachoeira Dourada started up, with 156 MW. The plants of Lageado, in middle North, and Lages, in extreme North, were built, as well as systems of lines and substations at 138 kV, 69 kV, and 34.5 kV, associated thereto.

In the 1970’s, the third stage of Cachoeira Dourada was built, aggregating 255 MW to the system, and a set of big sized works at 138 and 230 kV, especially in South and middle North. The extreme North, then counting with a reinforcement of a thermal generator of 5 MW in Araguaína, was interconnected to Tucuruí system through a line at 138 kV, from Imperatriz substation. On the other side, the reinforcement to the middle North in such occasion came with the construction of Isamu Ikeda Hydroelectric Power Station, with 16 MW, and the Northeast of the State received São Domingos Hydroelectric Power Plant, with 12 MW. For both systems, the power flowed through 69-kV lines.

In 1989, with the division of the State of Goiás on North of parallel 13, the company’s facilities, which included lines and substations of 138 KV, 69 KV, and 34.5 KV, urban and rural networks, in addition to the hydroelectrical centers already mentioned, totalizing 24.92 MW, were transferred to the new state of Tocantins.

In the 1990’s, it was completed the use of Cachoeira Dourada with the construction of the fourth stage, adding 200 MW to the system, and invested US$ 250 million in lines, substations, and rural one-phase and three-phase electrification, with own resources of the National Program of Irrigation and Funding (PRONI), of Overseas Economic Cooperation Fund (OECF), body of Japanese government.

In 1996, State of Goiás proceeded with the spin-off of the Company, creating Centrais Elétricas de Cachoeira Dourada, which was sold to the private initiative. Cachoeira Dourada at that time generated

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60% of the power required by Celg's market, which started to acquire power from Furnas, Itaipu, and Centrais Elétricas Cachoeira Dourada S.A. And according to the rules of laws that instituted the new model of the electric sector (9.074/95, 9.648/98), became Transmitter, Distributor, and Dealer of electric power, as formalized in the Concession Contracts numbers 062/2000, 063/2000, and 063/2001 entered into with Aneel.

In 2004, the federal law no. 10.848, determined the segregation of the different actuations of the electric power concessionaires in the Country. Thus, the companies had to be downsized to represent different activities.

As of July 23, 2006, Aneel approved the segregation of the activities of Companhia Energética de Goiás (Celg), in a distribution company called Celg Distribuição S.A. and in a subsidiary of generation and transmission, called Celg Geração e Transmissão S.A.

2.1.3. Share capital and Shareholding interest

According to the Articles of Association of CELG D, dated as of January 23, 2015, the realized share capital us R$ 3,475,362.52, represented by 150,711,576 common shares, without par value and absence of issuance of certificates. The said share capital may be increased by resolution of the Extraordinary General Meeting.

Note that on January 27, 2015, Celg D was federalized upon transferring its shareholding control officially to Eletrobras (Centrais Elétricas Brasileiras S.A.), full partner, with 50.93% of the shares. The other 49% of the shares remains to be of CelgPar (Companhia Celg de Participações) and 0.07% is under the control of other shareholders.

Eletrobras:
50,93%
CELG D
Celgpar: 49 %
Other
Stockholders:
0,07%

The company's administration structure is formed by a Board of Directors, composed by six members elected on an annual basis by the General Meeting; and an Executive Board, composed by seven officers, elected by the Board of Directors. Also, it is inspected by an Audit Committee, with three effective members, and respective alternates, all elected by the General Meeting.

2.1.3.1. Financial situation of the last period

The financial difficulties experienced by CELG D by reason of its indebtedness and sectorial default that led ANEEL not to approve rate adjustments in the period from 2007 to 2012, and the increasing efforts for reduction of the expenses with reduction of teams and equipment ended up directly reflecting in the

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maintenance and expansion activities of the electrical system and, as consequence, impacting on the quality of the services provided to its consumers, especially regarding the continuity of the supply.

Add to such difficulties the high growth of market of CELG D, normally over the national average, which corroborated to degrade even more the quality of the services, due to the overload its electric assets were submitted to, due to the low level of investment in the expansion, relocation, and modernization of its distribution networks and substations.

2013 and 2014 presented a challenging scenario to the company, due to the high amount of expenditures with the purchase of power, with the increase of the dispatch of the thermoelectric power plants and the permanence of the **very high value of PLD** (Settlement Price of the Differences), which serves as reference to the pricing of the short-run power, so configuring a situation of economical-financial unbalance, not only to CELG D, but to all other power distribution companies of the country, which required mediation of the Federal Government in creating financial mechanisms to avoid general default of the distribution sector.

As a consequence, the financial result of CELG D had significant changes in the last few years. In 2012, it presented a negative result of R$ 878 million, before R$ 421 million registered in 2011. In 2013, it registered negative values of R$ 250.5 million, so, in percent terms, there was a significant improvement of 71.5% regarding the previous year, as a result of the great effort of the management to re-align the company's financial matters.

To the last year with available data, in 2014, the result was reduced by more than 124.1% in relation to 2013. Such worsening is a consequence, especially of the increase by 31.2% of the debt charges, followed by a drop of 82.1% of the revenue of monetary variation.

Figure 3: Financial Result - Source: CELG D – Administration Reports

0
-100
-200
-300
-400
-500
-600
-700
-800
-900
-1000
R$ Million
2011
2012
2013
2014
-421
-878
-250,5
-561,37

However, in relation to the indebtedness, the company presents negative rates, that is, year to year, CELG D has reduced its debt level, which excludes the passive provisions, contingencies, and taxes. Thus, to 2012 was R$ 4,646 million, presenting a reduction of 16.4% in comparison to R$ 5,559 million registered in 2011.

Likewise, to 2013,the indebtedness was R$ 4,540 million, presenting a reduction of 2.3%, in comparison to 2012. Finally, in 2014, there was an expressive reduction of the indebtedness of CELG D, reaching R$ 2,300 million.

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Figure 4: Indebtedness level - Source: CELG D – Administration Reports

6.000
5.000
4.000
3.000
2.000
1.000
0
R$ Million
5.559
4.646
4.540
2.300
2011
2012
2013
2014

2.1.4. Electric System Distribution

At this point, the study seeks to describe in general the electrical system of distributing high, medium and low voltage company, however will be I detail in chapters 2.3 Description of the distribution system and 2.4 Operations of this report

To be able to serve all its concession area, CELG D stated in a document entitled "Result Plan", that its electric distribution system of high, medium, and low voltage of the company is composed, in the first months of 2015, by the following assets:

- 110 high-voltage distribution substations, being 46 substations of 138 kV and 64 substations of 69 kV and 16 substations another level of tension and / or outsourced
- 212 medium-voltage substations of 34.5 kV;
- 2,117 km of high-voltage distribution lines of 138 kV;
- 3,599 Km of high-voltage distribution lines of 69 kV;
- 52,668 km medium-voltage distribution line of 13.8 kV being 1,113 km of urban networks and 51,554 km of rural networks;
- 123,451 km of medium-voltage distribution line of 13.8 kV being 32,280 km of urban networks and 91,171 km of rural networks;
- 30,681 km of low-voltage distribution line, being 24,564 of urban networks, and 6,116 km of rural networks;
- 103,058 fuse cutouts;
- 9,838 switches;
- 96 reclosers in the distribution network of medium voltage;
- 1,047 three-stage recloser switches;
- 221,086 distribution transformers;
- 2,194,854 poles.

With the purpose of quantifying the development of the structure of the assets of CELG D, following it is presented the data of the last five years (2010 to 2014) related to the extension of the networks per voltage level.

First, note that since 2010, approximately 11 thousand quilometers of network in total were built, an accumulated growth of 5.6% within 4 years.

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Second, it is noted that CELG D has an extensive infrastructure in Medium Voltage, with more than 175 thousand km of network in 2014, being that from such quantity, the networks of 13.8 kV represent a great proportion (123,090km) and the remaining corresponds to the networks of 34.5 kV.

On the other side, it may be observed that the level of Low Voltage was the one that, proportionally, had the greater growth during the period (10.5%), as presented in the following table:

Voltage Level		2.010	2.011	2.012	2.013	2.014	Var Peric
LV	0	27.249	27.913	28.703	29.340	30.099	10,5%
MV	13,8kV	118.073	118.961	120.287	121.873	123.090	4,2%
	34,5kV	49.316	50.039	50.545	51.536	52.356	6,2%
HV	69kV	3.457	3.575	3.575	3.580	3.599	4,1%
	138kV	1.856	1.904	1.970	1.970	1.992	7,3%
Total		199.950	202.391	205.080	208.300	211.135	5,6%

250.000
200.000
150.000
100.000
50.000
0
Km.
199.950
202.391
205.080
208.300
211.135
2.010
2.011
2.012
2.013
2.014
HV 138kV
HV 69kV
MV 34,5kV
MV 13,8kV
LV

In a percent manner, in 2014, the participation in the networks of the different voltage levels is represented in the following graph, which demonstrates that the MT networks correspond to a great quantity of the assets of network of CELG D:

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MV 13,8kV
58%
MV 34,5kV
25%
LV
14%
HV 69kV
2%
HV 138kV
1%

Finally, in the following table it is described the other assets and characteristics of the company. Note that the current installed power of the company is 7,431 MVA. Additionally, the quantity of substations was virtually maintained continuous during the analyzed period, being added three substations only in 2014.

In relation to the distribution transformer, 13,389 units were installed since 2011 up to 2014, totalizing for such year 217,486 transformers.

Table 2: Main electric assets

Description	Unit	2011	2012	2013	2014
Substations	#	333	333	333	336
Distribution transformers	Un.	204.097	210.108	213.409	217.486
Installed Power	MVA	6.216	6.960	7.166	7.431

2.1.5. Market

The market of CELG D distributor is constituted by the Provision clients (exclusive clients regularly invoiced by the company), the Supply clients and the Free Consumers. The amount of invoiced power in 2014 totalized 12,779.3 GWh, out of which the Provision market represents 92% of the market (11,711.9 GWh), the Free Consumers represent 7% (942.2 GWh), and the Supply only 1% (125.2 GWh).

Analyzing the period of the years comprehended between 2011 and 2014, the consumption of total power presented an increase of approximately 19% within three years, which may be observed in the table and figure below.

Energy Consumption	2011	2012	2013	2014	Var 11-14
Provision	9.874,0	10.579,8	11.148,8	11.711,9	18,6%
Supply	84,8	96,5	109,3	125,2	47,6%
Free Consumers	764,6	820,0	885,8	942,2	23,2%
Total	**10.723,4**	**11.496,2**	**12.143,9**	**12.779,3**	**19,2%**

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14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
GWh
10.723,4
11.496,2
12.143,9
12.779,3
2011
2012
2013
2014
Provision
Supply
Free Consumers

However, the next graph details the annual growth rates registered in 2012, 2013, and 2014.

16,0%
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
13,8%
13,2%
14,6%
7,2%
8,0%
6,4%
7,1%
5,4%
5,1%
2.012
2.013
2.014
Supply
Provision
Free Consumers

2.1.5.1. *Exclusive Market*

In order to characterize the exclusive market of CELG D, composed by Residential, Industrial, Commercial, Rural Clients, and Other Classes (Public Authority, Public Lighting, Public Service, and Own Consumption) the following data will be presented:

Classes	2011	2012	2013	2014	Var 11-14
Residential	3.467,2	3.770,9	4.021,3	4.293,1	23,8%
Industrial	2.101,9	2.237,4	2.351,6	2.405,6	14,4%
Commercial	1.960,1	2.106,4	2.221,0	2.335,6	19,2%
Rural	1.127,4	1.199,9	1.234,6	1.293,2	14,7%
Other Classes	1.217,3	1.265,1	1.320,3	1.384,3	13,7%
Total Provision Market	**9.874,0**	**10.579,8**	**11.148,8**	**11.711,9**	**18,6%**

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The Total Exclusive Market, which in 2011 totalized 9,874 GWh, presented an increase of 18.6% reaching 11,711.9 GWh in 2014. In 2004, last full year with available data, the Residential class totalized 4,293.1 GWh being the segment of greater volume in CELG D.

Analyzing the period between 2011 and 2014, the Residential class presented a variation of growth in the order of 24%. The Rural and Industrial segments present an average of growth of 14%. However, the Commercial segment presented a growth in the period of 19% and the other classes were those that showed a lower average rate (13.7%).

The percent participation per class in the consumption, as the total of consumed power is presented in the graph below. Note that CELG D especially serves the Residential market (37% of the sales of the exclusive market), next it is followed by the Industrial and Commercial segments (21% and 20%, respectively). Such three categories mean 78% of the total of the consumption of the exclusive market of CELG D.

14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
GWh
9.874,0
10.579,8
11.148,8
11.711,9
12%
11%
20%
21%
35%
12%
11%
20%
21%
36%
12%
11%
20%
21%
36%
12%
11%
20%
21%
37%
2011
2012
2013
2014
Residential
Industrial
Commercial
Rural
Other Classes

Following, in the next graph, it is presented the annual growth rates registered to each consumption class in 2012, 2013, and 2014. Note that the Industrial class presents a significant drop in 2014, however, compensated with the growth of the other classes, resulting in only a reduction of 0.3% in the annual growth rate in relation to the rate of the previous year (2013). The Residential segment is the one that has the greatest growth rates within the exclusive market.

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10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
2.012
2.013
2.014
Residential
Industrial
Commercial
Rural
Other Classes

2.1.6. Consuming units

At this point, the total of the consuming units per classes was quantified between the years of 2010 and 2014.

On December, 2014, CELG totalized 2,716,004 total consuming units, representing an increase of 4% in relation to the year of 2013, and totalizing the accumulated in the order of 18% within the analyzed period, which represents an increase of 407,171 consuming units.

Table 5: Consuming Units per Class (#) - Source: CELG D

Classes	2011	2012	2013	2014	Var Period
Residential	4,8%	4,7%	4,9%	4,4%	20,1%
Industrial	1,6%	2,5%	-0,7%	-2,5%	0,8%
Commercial	2,2%	1,1%	0,2%	0,9%	4,4%
Rural	1,3%	1,6%	2,4%	2,2%	7,7%
Public Authority	3,1%	3,6%	2,6%	3,5%	13,5%
Public Lighting	1,1%	0,5%	-1,8%	2,8%	2,6%
Public Services	3,7%	3,1%	3,6%	5,0%	16,4%
Own consumption	-5,0%	0,0%	-3,8%	-5,5%	-13,6%
Total	**4,2%**	**4,1%**	**4,3%**	**3,9%**	**17,6%**

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Figure 11: Consuming Units per Class (#) - Source: CELG D

3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
Consuming units
2.308.833
2.406.943
2.506.742
2.614.461
2.716.004
2010
2011
2012
2013
2014
Residential
Industrial
Commercial
Rural
Public Authority
Public Lighting
Public Services
Own consumption

It is identified a light increase of the participation of the residential market and, in the opposite direction, a reduction in the participation in the mix of the industrial market and others. It means that the residential market is increasing at a rate superior to the other classes, and that the industrial class is increasing at a lower rate. To 2013, the reduction of the number of consumers of the industrial class, is due to the re-classification of some consumers, migrating to other consumption classes.

Breaking down the analysis, the consuming class that registered the greatest growth in the analyzed period was the Residential one with a total rate of 20%, followed by the Public Authority segment (13.5%). Following, the annual growth rates per consumption class are detailed in the analyzed period.

Table 6: % Growth per Class – Source: CELG D

Classes	2011	2012	2013	2014	Var Period
Residential	4,8%	4,7%	4,9%	4,4%	20,1%
Industrial	1,6%	2,5%	-0,7%	-2,5%	0,8%
Commercial	2,2%	1,1%	0,2%	0,9%	4,4%
Rural	1,3%	1,6%	2,4%	2,2%	7,7%
Public Authority	3,1%	3,6%	2,6%	3,5%	13,5%
Public Lighting	1,1%	0,5%	-1,8%	2,8%	2,6%
Public Services	3,7%	3,1%	3,6%	5,0%	16,4%
Own consumption	-5,0%	0,0%	-3,8%	-5,5%	-13,6%
Total	**4,2%**	**4,1%**	**4,3%**	**3,9%**	**17,6%**

On the other side, it was performed an analysis considering the consuming units per voltage level, being that the BT segment presents the greatest quantity of consuming units. In 2014, more than 2,707,000 units were registered, which represents 99.7% of the total consuming units. In MT, 8,204 consuming units were registered, and only 23 in AT.

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Voltage Level	2010	2011	2012	2013	2014
HV	18	19	30	21	23
MV	7.104	7.303	7.647	7.953	8.204
LV	2.301.711	2.399.621	2.499.065	2.606.487	2.707.777
Total	**2.308.833**	**2.406.943**	**2.506.742**	**2.614.461**	**2.716.004**

3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
Consuming units
2.308.833
2.406.943
2.506.742
2.614.461
2.716.004
2010
2011
2012
2013
2014
LV
MV
HV

2.1.7. Power purchase

The power purchases made by CELG D involve the total required to serve the exclusive consumers, the supply to other concessionaires, the losses (technical and non-technical) that occur in the system of the distributor and to the apportionment of the technical losses in the basic network.

In 2014, the purchase requirement was 14,004 GWh, representing an addition of 6.2% in relation to 2013, and of 18.7%, if compared to 2011.

The purchase requirement is detailed according to the following table:

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Description	2011	2012	2013	2014
Purchase	**11.801.836**	**12.505.527**	**13.193.031**	**14.004.629**
Energy by Contracts Registered in CCEE	11.745.912	12.054.362	12.239.837	12.730.606
Purchased Energy on STM (CCEE)	55.924	451.164	953.194	1.274.023
Purchase Requirement	**11.801.836**	**12.505.527**	**13.193.175**	**14.004.629**
Distribution Requirement	***11.439.269***	***12.291.163***	***12.989.258***	***13.790.385***
Provision Market	9.873.974	10.579.781	11.148.800	11.711.915
Supply	84.813	96.487	109.259	125.215
Utilities losses	1.480.483	1.614.895	1.731.199	1.953.254
Basic Network Requirement	***190.353***	***200.358***	***203.917***	***214.244***
Allocation of losses in the Basic Network	197.013	213.088	203.917	214.244
Differences (Generation, not Reg, Other)	- 6.660	- 12.730	-	-
Sold energy on the STM (CCEE)	***172.214***	***14.006***	-	-

On the other side, the difference between the amounts of the purchased power and of sold power corresponds to the global losses of CELG D, including the losses in the basic network. The losses of CELG D year after year are presented as follows:

Description	2011	2012	2013	2014
Purchased Energy	11.802	12.506	13.193	14.005
Sold Energy	10.723	11.496	12.144	12.779
Differences %	10,1%	8,8%	8,6%	9,6%

Note that the amounts of energy purchased and sold increase year after year. The percentage difference between both registered the maximum in the year 2011, being of 10.1%. Soon, in 2012 and 2013 remained almost constant and finally, in 2014, increased to 9.6%.

GWh
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
-
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
10,1%
8,8%
8,6%
9,6%
2011
2012
2013
2014
Purchased Energy
Sold Energy
Differences %

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2.1.8. Net Operational Revenue

The operating revenue of CELG is amended by the sale of energy to their customers. Thus the same depends on the rates approved by the regulator. In the years of tariff revision, ANEEL draws up a file named SPARTA, and then for the remaining years, prepares a document called IRT (Tariff Review Index). The purpose of these files is set the tariff adjustments to be applied for the utilities. The following table shows the tariff readjustments defined by ANEEL in the terms of regulatory years.

Tariff Readjustments: IRT	2011	2012	2013	2014	2015
Readjustment Index (Annex II)	5,30%	9,09%	1,32%	18,49%	35,43%
Readjustment Index with Financial (Annex I)	2,33%	11,95%	3,77%	24,27%	42,69%

The total readjustment in the tariffs is defined by Annex I item of the files above mentioned, which includes economic adjustments (Annex II) and adjustments relating to relevant financial components. Keep in mind that since the year 2006 the CELG was in a condition of default, impeding the implementation of readjustments of tariffs. However, in 2012, CELG was authorized by the regulator to the application of the approved tariffs.

In 2014, the Net Operational Revenue totalized R$ 3,269 million, compared to R$ 2,988 million in 2013, representing an increase of 21%. Such increase is justified by the increase of 18% in the Gross Operational Revenue, while the Deductions increased 12%.

In 2013, the Net Operational Revenue (ROL) registered an increase of 15.3% when compared to the same period of the previous year. Such increase occurred by virtue of the increase of 3.5% in the Gross Operational Revenue, while the deductions gone through a reduction of 13%.

Description	2011	2012	2013	2014
Provision	3.501.275	4.234.194	4.193.280	4.693.953
Supply	8.988	12.977	16.073	26.365
Construction revenue	134.392	142.651	163.581	256.153
CVA				224.822
Other Revenues	92.041	72.895	244.435	255.220
	3.736.696	4.462.717	4.617.369	5.456.513
Deduction from gross operating revenue	- 1.572.650	- 1.871.319	- 1.628.863	- 1.826.659
Net Operational Revenue	**2.164.046**	**2.591.398**	**2.988.506**	**3.629.854**
Annual Growth		20%	15%	21%

The net Operational Revenue demonstrated in the table above is composed by the following items:

- Provision and supply: Exclusive market and supply market
- Construction revenue: it is recognized by the same amount of the construction costs. Such values are of mandatory recognition by ICPC 01 Concession Contracts and correspond to the construction costs of concession works of electric power distribution, there not being mark-up.
- CVA: The Accounting Statements committee disclosed on December, 2014 the Technical Orientation OCPC 08, approving the recognition of certain regulatory assets and/or liabilities in the General Purpose Accounting-Financial reports of the Electric Power Distributors.

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- Other Revenues: comprehend the accounts of: Low Income Subsidy Law no. 10.604/02, Taxed Services, Lease and Rentals, Income of service provision, and Others.
- Deduction from Gross Operating Revenue: include the corresponding annual values of ICMS, PIS, Cofins, ISS, RGR, Program of energy efficiency, the Energy Development Account (CDE) and charges of ICMS in isolated system.

2.1.8.1. *Turnover*

The turnover of CELG D to each year and class of consumer is following presented. See that the residential market is the main revenue of the company, representing to the year of 2014, 44% of the total (R$ 2,193 million). Next, the Commercial segment represents 21% of the total (R$ 1,070 million)

Table 12: Total Turnover (R$ Million) – Source CELG D

Classes	2.010	2.011	2.012	2.013	2.014
Residential	1.529.774	1.664.598	1.985.926	2.032.102	2.193.734
Industrial	641.718	687.541	838.712	857.171	920.887
Commercial	759.228	794.094	941.622	962.882	1.070.836
Rural	247.713	290.100	326.073	311.657	350.157
Public Authority	128.471	132.795	162.942	159.112	178.649
Public Lighting	119.763	118.946	133.995	130.792	149.163
Public Services	95.910	102.550	126.132	127.533	136.152
TOTAL	3.522.577	3.790.624	4.515.402	4581249	4.999.578

However, it is important to clarify that nor all total values invoiced were received by CELG. Following, it is presented the default up to December, 2014:

Classes	2.010	2.011	2.012	2.013	2.014
Residential	3.030	3.897	5.432	8.158	67.607
Industrial	2.108	3.319	2.971	3.748	15.535
Commercial	2.199	3.475	4.509	4.186	22.121
Rural	1.006	790	1.169	1.320	11.859
Public Authority	1.382	2.396	4.596	3.540	16.317
Public Lighting	2.340	3.087	4.323	4.074	6.351
Public Services	151	138	1.107	1.158	13.760
TOTAL	12.216	17.101	24.107	26.185	153.550

Note that, in the recent years, the default values increase. So, it may be said that in 2010, 0.3% of the invoiced value was not received; to 2011 and 2012, it was around 0.5%; in 2013, it was 0.6% and, finally, 2014 registered the greatest level, around 3.1% of the invoiced amount.

2.1.9. *Luz Para Todos* Program

Brazilian Federal Government on November, 2013 created, through Decree 4.873 as of 11/11/2003, the program *Luz para Todos* (PLpT). The challenge was to eliminate the electric exclusion in the country, with a goal of taking access to free electric power to more than 10 million people living in the rural areas.

Due to the success of the program, the Government decided, under the new Decree No. 8.387 as of December 30, 2014, to extend the Program once more to enable the service to more families located in isolated regions.

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Thus, CELG D complied with the achievement of the National Program of Universalization of Access and Use of Electric Power in the rural zone of the State of Goiás. Next, it is presented a detailed summary of PLpT, since the beginning thereof up to date.

	1º Part		2º Part	3º Part		4º Part
Contract with	Eletrobras	State of Goias Government	Eletrobras	Eletrobras	State of Goias Government	Eletrobras
Nº	ECFS-017/2004	002/2005-SEINFRA	ECFS-149/2006	ECFS-232/2008	001/2008-SEINFRA & 003/2013-SEINFRA	ECFS-346/2014
Status	Done	Done	Done	In progress	In progress	In progress
Date of signature	25/05/2004	28/03/2005	18/07/2006	11/11/2009	04/08/2008 & 06/12/2013	30/12/2014
Date of conclusion	16/11/2007	28/06/2006	31/03/2009			
Nº Connections made	7.803	2.397	17.507	10.998	5.095	
Nº connections provided				16.557	3.456	2.011
Value of connection	R$ 4.948,34	R$ 4.898,62	R$ 6.910,80	R$ 8.724,52	R$ 7.389,18	R$ 14.445,35

CELG D has completed more than 43,000 new connections and the Program shall follow being executed under the conditions that were already undertaken upon the signatures of the respective contracts.

In 2012, CELG D made investments in the order of R$ 15 million, with 1,791 services and coverage of 939 km of high-voltage network, and 15 km of low-voltage network. Then, in 2013, the company invested R$ 22 million, with 2,590 services and coverage of 1,313 km of high-voltage network, and 11 km of low-voltage network. In 2014 it continued with the performance of *Luz Para Todos* Program, investing in the order of R$ 17 million with 1,987 services and coverage of 1,148 km of high-voltage network, and 4 km of low-voltage network.

Attending
R$ Millon
3.000
2.500
2.000
1.500
1.000
500
-
25
20
15
10
5
-
15
22
17
1.791
2.590
1.987
2012
2013
2014

2.1.10. Benchmarking with Brazil and Latin America

The use of benchmarking techniques is very frequent in the regulations of the monopoly services worldwide. The idea of such technique consists of taking benchmarks (that is, exogenous references to which compare) among several products, services, to evidence the best practices in such sectors. Then, it is possible to make decisions according to the result such benchmarks produce.

For such reason, aiming at comparing the operational and economic performance of CELG D, a benchmarking was performed among electric power distributors, national and international. For such purpose, two different data sources were used:

Base of Brazilian companies similar to CELG D: To make a deepest analysis at national level, more detailed information was obtained of some Brazilian electric power distribution companies to compare the performance of CELG D. The companies are the following:

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No.	Companies	Region	Publica or private
1	CPFL PIRATININGA	SOUTHEAST	Private
2	CEMIG	SOUTHEAST	**Public**
3	CELESC	SOUTH	**Public**
4	CELG D	MIDDLE WEST	**Public**
5	COELBA	NORTHEAST	Private
6	COELCE	NORTHEAST	Private
7	COPEL	SOUTH	**Public**
8	CPFL PAULISTA	SOUTHEAST	Private
9	ELEKTRO	SOUTHEAST	Private
10	ESCELSA	SOUTHEAST	Private
11	RGE	SOUTH	Private

1. **Quantum Database:** developed by Quantum from 2008 with information of companies of the whole Latin America. To its construction, it is used the annual reports published by the companies and the files made available by the different regulators of each country. The information of such base is complete up to 2012 and up to 2013 for some indicators. The quantity of companies available per country may be observed in the following graph:

Figure 15: Quantity of companies per countries - Source: Quantum

75
50
25
0
Empresas
Argentina
Bolivia
Brasil
Chile
Colombia
Ecuador
El Salvador
Guatemala
Islas Salomon
Panama
Peru
Republica Dominicana
Venezuela
Pais

However, it is needed to mention that the quantity of companies used to the construction of each indicator may be different to the one presented in this graph in each case, since nor all companies publish the information required to the construction of each proposed indicator. Additionally, to reach indicators that may be compared among themselves, they shall be presented in dollars and expressed in currency of 2014.

2.1.11. Brazil Benchmarking

First, CELG D will be compared to other Brazilian companies of the same sector. Thus, it is suggested consumption indicators per classes, Distributed MWh/Consumer, Distributed MWh/collaborator, EBITDA/distributed MWh, Net Revenue/Distributed MWh, and PMSO/Distributed MWh.

For such, it is necessary to clarify:

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- EBITDA: Profit before interests, taxes, depreciations, and amortizations.
- PMSO: Expenses with Personnel, Maintenance, Services, and Others.

2.1.11.1. Power consumption per class

Initially, it is presented the composition of the consumption per class (Residential, Commercial, Industrial, Rural, and others), of the different distributors that are being analyzed. The analyzed year is 2014, since it is the last year with availability of data.

Figure 16: Consumption mix 2014 - Source: Quantum

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
CPFL PAULISTA
CPFL PIRATININGA
CEMIG
CELESC
CELG
COELBA
COELCE
COPEL
ELEKTRO
ESCELSA
RGE
Residential
Rural
Industrial
Industrial
Other

To all analyzed companies, the Residential class is the one that represents greater consumption. However, note that CELG presents a residential and rural market high in comparison to the other surveyed companies (almost 48% of the market is divided into such two classes).

2.1.11.2. Distributed MWh / Consumer

So that it is possible to compare the consumption level among the distributors, an indicator was developed that measures the quantity of megawatt-hour distributed to each consumer, for 2014.

Particularly, CELG D is below the average of this indicator (represented by the line in red), presenting a value of 4.66 to 2014, while the average of the sample was 6.48

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MWh_year / Consumers
12,00
10,00
8,00
6,00
4,00
2,00
-
7,54
9,62
5,55
8,71
4,66
3,33
3,10
6,80
6,91
7,71
7,33
CPFL PAULISTA
CPFL PIRATININGA
CEMIG
CELESC
CELG
COELBA
COELCE
COPEL
ELEKTRO
ESCELSA
RGE
Value
Average

From the found data, it is possible to present an evolution over the time of the MWh distributed per consumer, since 2011 up to 2014. The following graph shows that the trend is similar to the average of the companies, even if it is two points inferior to it.

MWh_year / Consumers
7,00
6,00
5,00
4,00
3,00
2,00
1,00
-
2011
2012
2013
2014
Average Indicator
CELG

The table shows the results obtained from the construction of the indicator in question:

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Companies	2011	2012	2013	2014
CPFL PAULISTA	7.52	7.56	7.55	7.54
CPFL PIRATININGA	9.91	9.93	9.93	9.62
CEMIG	5.98	5.96	5.79	5.55
CELESC	8.25	8.49	8.54	8.71
CELG	**4.47**	**4.55**	**4.60**	**4.66**
COELBA	3.10	3.11	3.28	3.33
COELCE	3.01	3.20	3.36	3.10
COPEL	6.69	6.66	6.70	6.80
ELEKTRO	6.86	6.91	6.96	6.91
ESCELSA	7.63	7.60	7.65	7.71
RGE	6.93	6.88	7.08	7.33
Indicator Average	**6.39**	**6.44**	**6.49**	**6.48**

2.1.11.3. PMSO/Distributed MWh

The last indicator constructed to the comparison at national level, was the one that results from comparing the expenses of personnel, maintenance, services, and others against the total of MWh distributed by the concessionaires. Such benchmark gives an idea of the efficiency in the companies' OPEX.

It is how it may be noticed that CELG D is a the less efficient company of the sample, presenting the indicator with the highest value for 2014.

R$ / MWh_year
70,00
60,00
50,00
40,00
30,00
20,00
10,00
-
26,24
19,41
51,34
35,13
61,69
48,70
39,59
41,29
30,74
26,51
28,66
CPFL PAULISTA
CPFL PIRATININGA
CEMIG
CELESC
CELG
COELBA
COELCE
COPEL
ELEKTRO
ESCELSA
RGE
Value
Average

The benchmark behavior over the time curiously presents an inflexion point, which occurs in an opposed manner to the other analyzed companies. As a consequence, when the average starts to drop, CELG D's indicator increases.

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R$ / MWh_year
70,00
60,00
50,00
40,00
30,00
20,00
10,00
-
2012
2013
2014
Average Indicator
CELG

Company	2011	2012	2013	2014
CPFL PAULISTA	21.04	25.09	25.57	26.24
CPFL PIRATININGA	15.74	17.68	23.42	19.41
CEMIG	43.29	44.09	46.79	51.34
CELESC	39.12	37.60	39.40	35.13
CELG		**55.89**	**55.25**	**61.69**
COELBA	34.76	42.83	47.82	48.70
COELCE	38.81	41.11	38.82	39.59
COPEL	43.85	47.49	43.27	41.29
ELEKTRO	32.42	27.82	28.35	30.74
ESCELSA	26.59	25.66	30.03	26.51
RGE	27.82	26.78	34.11	28.66
Indicator Average	**32.35**	**35.64**	**37.53**	**37.21**

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2.2. Operational Costs – Efficiency

From the 3rd Cycle of periodical rate revisions, ANEEL adopted methodologies of estimative of the Operational Costs of Benchmarking type. In 3CRTP, in the milestone of the Public Hearing No. 40/2010 and in 4CRTP in the milestone of AP No. 23/2014.

In the present study, both methodologies were considered, for the rate revisions of the 3rd and 4th cycles of CELG, as it corresponds to.

2.2.1. 3CRTP Operational Costs

In 3CRPT, the methodology of Reference Company, adopted by ANEEL in the 2nd cycle, is changed with Yardstick Competition or Benchmarking methodologies. The transition proposal of the new methodology has two different stages to be applied between the third and fourth revision cycles. Such stages will be following described, applied on the example of CELG to attempt to know in advance the effect thereof on the operational costs to be recognized by ANEEL.

2.2.1.1. Update of the operational costs of the 2nd cycle (Stage 1)

For the update of the values approved in the 2nd cycle in the Model of Reference Company, the following flowchart shall be considered, with its corresponding subsequent details:

Figure 21: Update of the operational costs. Source: ANEEL.

Bottom Up Company 2ºCRT (BUC)
+ Setting values
Adjusted BUC
+ Monetary Updating
Adjusted BUC at current prices
+ Asset Growth
+ Productivity gains
OPEX 3CRTP

1) ***Adjustment of the values*** of the Reference Company of 2CRTP (ER 2CRTP). First, it is not deduced the costs related to the own generation, deduction of the revenues with taxed services, exclusion of the capital costs associated to the annuities related to vehicles, IT systems, and rental of administrative furniture and real estate properties and, finally, exclusion of the additional costs related to the growth of the processes and commercial activities and of operation and maintenance.
2) ***Monetary indexation*** the date of the 3CRTP, with application of IGPM evolution to the costs with materials and services, and of IPCA for personnel costs.
3) ***Product growth:*** growth of each product (number of consumers, network, and market) within the period comprehended between the reference date of each one in the Reference Company and the last day of the sixth month prior to the company's rate revision date. The product growth is calculated with the following equation:

$$\Delta_P = \varphi_{bt}\Delta_{M_{bt}} + \varphi_{mt}\Delta_{M_{mt}} + \varphi_{at}\Delta_{M_{at}} + \rho_{cons}\Delta_{Cons} + \rho_{rede}\Delta_{rede}$$

Where:

ϕ_i = Product i weight, where i equals low, medium and high voltage markets.

ρ_{cons} = consumer units weight.

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ρ_{rede} = network expanse weight.
Δp = product growth from 2CRTP to 3 CRTP.

4) ***Productivity gains*** represent the behavior of the product/supply relationship over the time. The supply, in this context, is regarding the real operational costs of the distributors.

For the estimative of the productivity gains, Tornqvist and Malmquist indexes were used, which do not need to be detailed in this report.

Basically, the productivity gains of the electric power distribution were estimated for the period 2003/2009. The productivity gain of the sector within a specific year was estimated by the geometric average of the individual gains of each concessionaire in that year. For the calculation of the average gain between 2003 and 2009, the geometric average of the productivity gains of each year was used.

The average productivity gain in the period estimated of the Tornqvist indexes resulted in 0.726%. However, Malmquist index resulted in 0.837% a year. Thus, to the update of the values of operational costs defined in 2CRTP, ANEEL determined an average productivity index ***of 0.782% a year*** (average productivity index of the operational costs of the Brazilian distributors, established by ANEEL), which corresponds to the average between the Malmquist and Tornqvist indexes.

With the last available information of physical data of CELG, which has to be updated in the rate revision process itself of the distributor to obtain the final results, the application of the new methodology for CELG was calculated.

Obtaining the following preliminary results.

Description	Total	Personnel	Materials and Services
OPEX 2CRTP - Original	476.247.203	[redacted]	
OPEX 2CRTP - Adjusted	429.839.197	288.177.386	141.661.810
OPEX 2CRTP -Indexation p / 3CRTP	543.702.140	360.581.242	183.120.899
OPEX 2CRTP - With growth of the products	663.824.464	440.245.921	223.578.543
OPEX 3CRTP	642.239.538	425.930.878	216.308.660

2.2.1.2. Analysis of the efficient costs (Stage 2)

As a result of Stage 2, it is defined intervals of efficient results expected to the operational costs. The variations observed between the values defined in Stages 1 and 2 will be considered for the purpose of calculation of X Factor, in its course component (T).

It will be considered the difference between the value resulting from Stage 1 and the limit of the closest interval, defined in Stage 2. If the value defined in Stage 2 is contained in the interval defined in Stage 2, the costs of Stage 1 are considered and the T component adopts zero value.

The efficiency level of the distributors determined in Stage 2 follows some steps so summarized, and that soon will be detailed in depth:

- ***First Stage:*** It is assessed the level of operational costs, given a certain quantity of consumers, networks and market served, in order to determine a first efficiency score. DEA and COLS models are applied.
- ***Second Stage:*** In the definition of the intervals of expected values around the efficiency score defined in the First Stage, it is suggested to adjust the interval according to the environmental characteristics of each concession.

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Finally, the results obtained from the benchmarking, with information of the database of operational costs (2009), will be updated up to the revision date of 3CRTP according to the same methodology of Stage 1.

In the event of difference between the results of stages 1 and 2, the difference will be considered in the calculation of X factor, as it will be detailed in the following item. Such components of the calculation are observed in the following illustrative graph:

Figure 22: Update of operational costs. Source: ANEEL.

ER - 2º Ciclo
Atualizada considerando os ganhos de produtividade
Estudo de Eficiência
Transição no Fator X
2º Ciclo
...
3º Ciclo

Applying the Benchmarking methodologies, the following efficiency score is defined to be applied on the operational costs of CELG, taking into consideration the application interval:

Description	Inferior Limit	Center	Upper Limit
Efficiency	56,43%	63,24%	76,43%

The same is applied on the updated real costs of the distributor, which are exposed in the following table:

Description	Total	Personnel	Materials and Services
OPEX 2009 - Current Amounts	641.881.762	267.256.832	374.624.929
OPEX 2009 - Indexation p / 3CRTP	816.121.527	335.709.564	480.411.962
OPEX 2009 - With growth of the products	986.109.720	405.633.786	580.475.934
OPEX 2009 - With productivity gains	957.735.223	393.962.007	563.773.216

Applying the results of efficiency score on the updated amount of real operational costs of CELG (957 million), the regulatory limits of the operational costs were established to the distributor.

Description	Inferior Limit	Center	Upper Limit
Efficiency	56,43%	63,24%	76,43%
OPEX Benchmarking	540.449.987	605.671.755	731.997.031

As in the update of the approved costs in the reference company of the 2nd cycle, CELG is repositioned in an amount of costs in the order of R$ 642,239,538, such value was within the regulatory interval, to which, to its particular case, a transition caused by the methodology change had not to be considered. In other words, CELG would maintain in the third cycle the level of operational costs recognized in the reference company of the second cycle, with no need of a transition to the new methodology.

2.2.2. 4CRTP Operational Costs

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In 4CRTP, the methodology adopted by ANEEL seeks for deepening and improving the Benchmarking methodologies of the previous cycle.

In such occasion, a benchmarking was run using DEA methodology with the following summarized characteristics:

- Sample: average of 2011 to 2013, without division by size.
- Previous adjustments of the PMSO per salaries, to consider the salary differences between the regions.
- Considered products:
    - Weighed Market.
    - Number of Consuming Units.
    - Km of Distribution network.
    - Km of Underground network.
    - Km of High-Voltage network.
    - Difference of the turned off hours per consumer in relation to the regulatory goal, for consideration of the Quality level (product with negative sign).
    - Difference between the non-technical Losses observed in relation to the regulatory goal, for consideration of the PNT (product with negative signal) level
- Restrictions to the weights to "modulate" the participation of such products.
- Confidence interval f 95%, upon Bootstrap.
- Correction of the scores by the median of the distributors with efficiency over 50%.

Some of the main characteristics of modeling that ANEEL is applying in the current 4CRTP were briefly listed, however, we did not consider relevant to exhaustively detail them in the present report.

In the present study, such methodologies were applied for definition of the Operational Costs of CELG, considered in 2017 (revision of 4C), and to define the efficiency level of the current costs of the distributor and its potential of reduction thereof. For such, we applied the efficiency score obtained by ANEEL under AP 23/2014. In the case of CELG, the efficiency interval was the following:

Company	Inferior Limit	Center	Upper Limit
CELG	64,6%	68,9%	74,2%

Such results are then corrected by the median of the companies with efficiency over 50%, such correction factor was at 76%. The scores finally applicable on the real costs of CELG are the following:

Company	Inferior Limit	Center	Upper Limit
CELG	85,0%	90,6%	97,6%

Thus, in 4CRTP the interval between 85% and 97.6% of the real costs of the distributor was defined as baseline of effective costs to be recognized by the regulator. In the medium term, it is expected that the operational costs of the distributor are able to reach the efficient regulatory baseline, currently at 90.6% of the real costs.

It is important to note here that the regulatory efficiency baseline of CELG presents an improvement between the third and the fourth cycle, going from 63.24% to 68.9%. It is not possible to isolate which part of such effect is the cause of an improvement in CELG's management, and which part is due to changes in the regulatory models, but it is possible to point out that CELG presents an improvement in the relationship between operational costs incurred and products generated between the observed cycles.

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Even though, the efficient baseline defined by the regulator lets a substantial margin to the improvement by the distributor.

2.2.3.	X Factor

In the proposal for 3CRTP1, it was sought for preserving the principles and bases that guide the definition of X Factor, adding to the methodology improvements that are checked as required, among which the simplification of the method; the introduction of a mechanism of incentive to the improvement of quality of the provided service, bringing a clearer relationship between the quality and rates; the minimization of dispute around the projections of revenues and expenses.

To reach the mentioned purposes, there is the introduction of tools that until then were not used in the definition of the X Factor, but that are extensively used by Regulatory Agencies of the sectors of energy worldwide. Methodologies less intensive in data and less susceptible to disputes in their application in the specific rate processes.

ANEEL’s proposal established that the X Factor is composed of three components that aim at reaching the purposes proposed to 3CRTP:

• Distribution productivity: Pd component;

• Quality: Q component; and

• Transition course of the operational costs: T component.

Such components may have their ex-ante definition, that is, defined at the time of rate repositioning, or ex-post, where they would be defined at every rate adjustment. The three components are summed and applied in the rate adjustments between cycles and, with exception of the Q component in 3C, in the rate revisions.

The X Factor has as main purpose to guarantee that the balance between efficient revenues and expenses, established at the time of the rate revision, is maintained over the rate cycle. The X Factor is used in the rate adjustments to correct the value of Portion B. Thus, the purpose pursued in the definition of the X Factor is to estimate the potential productivity gains of Portion B over the effectiveness period of the rates established in the rate adjustments, according to Pd Component previously defined.

The productivity gains associated to the distribution result from the relationship between the growth of the invoiced market and the evolution of the costs with power distribution, sub-divided in operational costs and capital costs. As the markets, in average, grow in a pace faster that the costs, the distributors, in average, would have gained productivity. The value of Pd Component to be defined in each rate revision would depend on the market evolution and on the increase of the historical number of consuming units of each concessionaire. While growths of market over the average would result in greater productivities, the number of consuming units connected over the average would reduce the potential productivity gains, because it would require greater investments and operational expenses.

Finally, to obtain Pd of each distributor, an equation is applied, which takes into consideration the average productivity of the distribution sector, the average growth of the invoiced market, and the number of consuming units of the concessionaires between the rate revisions of 2 CRTP and 3 CRTP.

A second evaluation consists of considering the question of the quality of the service provided for the calculation of the X Factor. It was proposed the introduction of a mechanism of incentive to the improvement of the provided service, through Q Component, so that if the distributor improved the continuity indicator, it would have its X Factor reduced (negative Q Component) and, as a consequence, its rates increased. To the companies that had deterioration of the provided service, the X Factor would be increased (positive Q Component) and, consequently, the rates reduced.

1 Also applied to 4CRTP with some additional improvements.

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Q component of the X Factor has as purpose to incentivize the improvement of the quality of the service provided by the distributors over the rate cycle, changing the rates according to the behavior of quality indicators. The value of the Q Component depends on the relative performance of the distributors.

Finally, to amortize the transition between the methodology of operational costs between the different regulatory cycles, ANEEL incorporates the ***T Component*** (Course) to the X Factor, which purpose is to soften the result of the rate revisions, creating a transition in the definition of the efficient operational costs.

The results of the X Factor for CELG were the following to its Pd and T components, in the revision of the 3rd cycle (the Q component is calculated in the rate adjustments):

Descrição	Valores
Componente T do Fator X	0.00%
Componente Pd do Fator X	1.29%

In relation to the Q component, CELG obtained a result of 0.64% in the Adjustment of 2014, which indicates a worsening in the quality levels, as the methodology of such component of the X Factor captures.

So, in IRT of 2014, it was applied an X Factor of 1.93%, reducing the Value of Installment B, which was composed as follows:

Descrição	Valores
Componente T do Fator X	0.00%
Componente Pd do Fator X	1.29%
Componente Q do Fator X	0.64%

The results of 2015 and 2016 were not available on the date of the present study. However, the methodologies of 4CRTP were defined in 2014 and first semester of 2015. So, it was possible to incorporate the same in the present study, forecasting the values of the Pd component that CELG would have in its revision of the Fourth cycle and during the IRT previous to RT of 5C.

Descrição	Valores
Componente Pd do Fator X	1.75%

The T component was estimated, since it needs update information of 2016, obtaining a result of 0%. Finally, the Q component still depends on the information of the two years prior to each revision or adjustment, so it would not be calculated with accuracy with preference. However, as one of the calculation premises is that the new comer would substantially improve the levels of Quality, a negative value of the Q component (Premium in the X Factor) was considered in the years such improvement occurs, and a zero value in the subsequent years, understanding that the Quality is controlled and, in such case, in the long run the effect of the Q component would have to be neutral.

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2.3. Description of the distribution system

This report presents the results of the technical assessment of the Distribution System of CELG D, result of the due diligence carried out in such company within the period from 07/27/15 to 08/31/15.

The technical analysis has as purpose to assess the conditions of the electric system, its current performance before the regulatory requirements, the main processes associated to the Operation and Maintenance of the distribution electric system. At the end, it is made an estimative of the investments required to allow the proper performance of the assets considering the regulatory requirements and the market growth.

2.3.1.	Work Methodology

The due diligence carried out in the area of operations of Celg Distribution (CelgD) comprehended (i) information survey from previous request and subsequent availability of documents at internal site of the concessionaire especially developed for such purpose, with access granted to the consultants upon registration and previous authorizations; (ii) analysis of the information, including requests of additional information and/or clarifications; (iii) field surveys in the concessionaire’s facilities; (iv) interviews with key people of the concessionaire.

The first requests of documents were made upon the start of the works associated to the operation in question and their supply occurred from the initial visit to Goiânia, carried out in the period from July 27 to July 31, 2015. The information provided by the concessionaire was analyzed in terms of adhesion to what was requested and comprehensiveness and sufficiency of data, generating new requests of information to the concessionaire.

The processes used by the concessionaire for the management of assets were analyzed, comprehending operation and maintenance, planning of the expansion, engineering and maintenance of High- and Medium-Voltage Facilities, in the scope of the Distribution and Technical Board of Directors of the Company.

The information of the concessionaire was checked in field visits and sampling portion of the concessionaire’s facilities, as well as in interviews with managers and key personnel of the company. The field visits and interviews occurred in the period from July 27 to July 31, 2015, and from August 10 to 14, and August 26 and 27, 2015, comprehending bodies of the organizational structure and facilities of the metropolitan area of Goiânia and Rio Verde, including the course from Goiânia to such city.

It was interviewed managers of the Superintendences of System Operation, Engineering, and Maintenance of High Voltage and Electric Systems. Among the facilities, it was visited the System Operation Center (COS) and System Distribution Center (COD), the shops and laboratories of High Voltage maintenance, Ferroviária, Campinas and Goyá substations, and stretches of distribution lines in 138 kV located in Goiânia. It was also visited the facilities of South Services Department, of the Service Superintendence, located in rio Verde, in addition to the substations of Guapó (69 kV), Cezarina (69 kV), Acreúna (138 kV), Rio Verde Celg (138 kV), Cabriúva (69 kV) and Montividiu (69 kV) and stretches of the distribution lines Guapó – Inhúmas (69 kV), Guapó – Cezarina (69 kV), Rio Verde Furnas – Acreúna (138 kV), Rio Verde Furnas – Rio Verde Celg (138 kV), Rio Verde Celg – Cabriúva (69 kV), Rio Verde Celg –Quirinópolis (138 kV), Rio Verde – Santa Helena (69 kV), Rio Claro – Montividiu (69 kV).

It was also visited facilities of the medium- and low-voltage networks and Goiânia and Rio Verde, including stretches of urban and rural network.

2.3.2.	General Characteristics of the Distribution Electric System

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The electric system of Celg D is connected to the National Interconnected System through connection points with several transmitters.

The trunk system serving the State of Goiás and the Federal District is constituted by three circuits of 345 kV from Intumbiara HPP; by eight circuits of 500 kV, being four from Serra da Messa HPP, one from Rio Verde Norte SE, one from Itumbiara HPP, one from Emborcação HPP, and one from Paracatu SE; and by two circuits at 230 kV from Cachoeira Dourada HPP. Such system serves not only the loads of such area, but it is also an integral part of the North/Northeast – Southeast/Middle West interconnection system of the Basic Network being, for such, strongly influenced by the interchange (volume and direction) practiced in such interconnection.

The Southwest region of the State of Goiás is supplied by three circuits at 230 kV from Itumbiara HPP, which extend up to the State of Mato Grosso.

The service to the North area is made by three circuits at 230 kV, one from Brasília Sul SE, and two from Serra da Mesa HPP.

The interconnection network of supplying systems also comprehends four systems at 138 kV: one in South of the State, from Cachoeira Dourada HPP, interconnecting the cities of Rio Verde, Jataí, and Mineiros; a second one interconnecting the systems of Celg D and CEB, in Santa Maria and Sobradinho; a third one, from Emborcação HPP and Serra do Facão HPP, interconnecting Catalão; and a fourth one, from Serra da mesa HPP, passing through Porangatu and extending up to Gurupi, in the State of Tocantins. Such interconnection between Celg D and Celtins allows mutual services in special conditions during contingency situations in their respective systems.

The High-Voltage electric system of Celg D comprehends the substations and the distribution lines at voltages of 69 and 318 kV.

There are 110 transformation substations, with 3826 MVA of installed capacity, in addition to facilities in

16 third parties’ stations, with installed transformation capacity of 697 MVA, according to table of Annex A.

The distribution lines at 69 kV sum 3,598.5 km and the distribution lines at 138 kV sum 2,117.5 km of extension. Their characteristics are described in the tables of Annex B followed by the pictures of the typical structures in Annex B1.

The figure below presents the maps with the configuration of the High Voltage system:

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Subsistema 138kV
Subsistema 69kV

Out of the High Voltage substations, including the facilities at transmission SEs and third parties, 111 substations are automatized and telecommanded by the System Operation Center (COS). Out of such, 106 are served via IP network, being 80 substations served by own CELG D telecommunications system and 26 substations served by data channel via satellite, band C. In summary, there is coverage of 92.17% of data channels for UTRs (Remote Terminal Units) via IP network.

The table below presents the main data of the High Voltage system:

Table 27: Substations and Lines Source: CELG D

Stations							LINES HV		
NUMBER			Substation capacity (MVA)				Extension(KM)		Total
AT	MT	TOTAL	230 kV	138 kV	69 kV	34,5 kV	138 kV	69 kV	5.716
126	212	338	225	2649,3	2293,85	1494,42	2117	3599	

CELG D serves 2,765,305 consumers in a geographic area of 336,871 km² comprehending 237 cities, corresponding to a density of 8.21 consumers per km².

To serve such market, CELG D adopts in the Medium Voltage the voltages of 34.5 kV and 13.8 kV, with predominance of long rural networks.

The total extension of networks is 206,801 km, composed as follows:

NETWORKS MV (KM)						NETWORKS LV (KM)		
Urban		Total	Rural		Total	Urban	Rural	Total
13,8 kV	34,5 kV		13,8 kV	34,5 kV				
32.280,16	1.113,58	33.393,74	91.171,29	51.554,78	142.726,07	24.564,55	6.116,48	30.681,03

The Medium and Low voltage system totalizes 221,153 transformers and 2,194,854 poles, distributed by 1057 suppliers and 148 sets of consumers, established according to criteria of ANEEL for formation of sets.

The number of reclosers existing in the networks in early 2015 was only 38 units, Such low number has implications in the performance of the networks, leading to initiatives already in progress aiming at changing such reality, as it will be seen in subsequent sections of this report.

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The synthesis of the numbers above is showed in the table below:

DISTRIBUTION TRANSFORMERS			POSTS	SETS ANEEL	FEEDERS	RECLOSERS
Urban	Rural	Total	2.194.854	148	1.057	38
65.020	156.133	221.153				

The voltage and reactive control of the Medium and Low Voltage system is made by voltage regulators and banks of capacitors installed in the substations of 34.5 kV and in the networks, according to the quantities described in the tables below:

Table 30: Number of Voltage Reclosers Source: CELG D

Regulators Netework - SINGLE-PHASE UNITS	Total
Lines	242
Network	142
Stations	74

Table 31: Number of Capacitors Source: CELG D

CAPACITORS BANK		
Local	**Voltage**	**TOTAL**
Rural	13,8kV	108

The concessionaire has an own telecommunications system, private STFC regime. Such system aims at meeting the needs of channels of data, voice, and teleprotection of the electric system, as well as meeting the Procedures of Network of the National Operator of the Electric System (ONS) and ANEEL. In some cases, services are contracted from third parties (satellite operators, cell phones, and data services) to supplement the operational service, making it feasible the contact with field teams as, for example, during the performance of maintenance services in live line.

The CELG D system currently has 29 telecommunications repeaters in several regions of the state for interconnection of the substations and of the high and medium voltage distribution system. Voice services (substation branches, hotline, VoIP) are provided; data channels to serve the UTRs; teleprotection of the electric system, point to point between substations; telemeasurement for free/exclusive consumers, at the voltages of 13.8 kV to 138 kV; own data channels and/or GPRS modem for automatization of the reclosers operated by COS and by the Distribution Operation Center (COD).

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Legenda
Ericsson 7,5/8,5 GHz HP
Ericsson 15 GHz STD
Ericsson 15 GHz HP
Ericsson SDH
MDS 1.5 GHz
NEC 1.5 GHz
Clearwave 400 MHz
Digitel 1.5 GHz
Central Philips IS 3030
Enlace Oplat
Fibra Óptica
SE Porangatu
Depto/COD Porangatu
SE Flores
SE Serra do Ouro
SE Uruaçu
SE Barro Alto
SE Itapaci
SE Pe. Bernardo
Rep Dois Córregos
Rep Goianésia
SE Goianésia
SE Planaltina
SE Itiquira
COD Formosa
SE Britânia
Águas Lindas
Rep Pirineus
SE Jussara
Ambev
SE Inhumas
SE Rio Vermelho
SE Daia
Pamplona
SE Pirineus
Rep Córrego Ouro
São Luís
Rep Inhumas
Jiboia
NOC
SE Cristalina
SE Iporá
Rep Iporá
SE São Luís
Rep Serra da Areia
SE Corumbá
SE Pires do Rio
SE Urutaí
Acreúna
S. Antônio da Barra
Rep Serra Caldas
SE Serra Azul
Rep Jataí
Rio Paraíso
Rio Doce
Edéia
Jovânia
SE Caldas Novas
Rep Ipameri
Catalão
SE Rio Verde
SE Rio dos Bois
COD M
SE S. Caldas
Cabriúva
COD R. Verde
Buriti Alegre
Copebrás
SE Jataí
Rep Serra Azul
UTE Cibra
Lajeado
SE Quirinópolis
SE Paranaíba
Usina São João
UHE Espora
PCH Queixada

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2.4. Operations

2.4.1. Electric System Operation

2.4.1.1. Operation Structure

The electric system of CELG D is part of the National Interconnected System in the Middle West region. The operation of the concessionaire’s electric system is intended to the Distribution Board of Directors that counts on a System Operation Superintence organized in three Departments:

• Operation Automation Engineering Department – responsible for the development and implementation of the automation resources in the facilities and Operation Centers• Substation Management Department – responsible for the High Voltage substations (AT), at the voltages of 69 and 138 kV and management of the Operation Points of Stations• Department of the Integrated Operation Center – responsible for the System Operation Center (COS) and by the Distribution Operation Center (COD), which take care of the operation stricto sensu of the HV and Medium and Low Voltage (MV/LH) systems, respectively.

Such structure is showed in the diagram below:

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DISTRIBUTION BOARD
SPEM
Superintendent of Maintenance and Medium Voltage Engineering
SPOP
Superintendent of System Operation
SPSE
Oversight Services
DPEA
Department of Operation Automation Engineering
DPOP
Department of Integrated Operations Center
DPGS
Department Substation Management
COS
System Operation Center
COD
Distribution Operation Center

The System Operation Center (COS) and the Distribution Operation Center (COD) act in the operation, located in the same building in Goiânia, sharing computational systems and support infrastructure as normal and emergency power supplies.

2.4.1.1.1. *High Voltage Operation*

COS is the responsible for the operation of the substations and high voltage distribution lines – LDAT that operate at voltages of 69kV and 138 kV, including the sectors of such facilities at voltage of 34.5 kV and/or 13.8 kV. From the output of the suppliers of 13.8 kV and 34.5 kV, the responsibility for the operation becomes to be of COD. COS is also responsible for the operation of the clearances allocated in the substations of 230 kV property of CELG GT, after the connection points with the Basic Network, and for the operation of the substations of the hydroelectric power plants of Rochedo and São Domingos and interconnections with similar companies (distributors) at any voltage.

The major part of the AT substations counts on a telesupervision system and telecontrol system operated from COS, which remotely commands the circuit breakers and the reclosers of the facilities. There is no local operation, although there is a team of operators of stations, composing 36 Points of Stattion Operation (POE), integrated by 68 employees, based on 36 substations, which support COS during maneuvers, displacing to the involved facilities according to previous Schedule or emergency actuation, serving 114 substations, according to table of **Annex C**.

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The need of activation of such human resources during occurrences in the system encumbers the service time due to the involved logistics: preferably, the operators in working hours or that are under stand-by regime are called. However, the POE operators, in their majority, do not have transportation means provided by the company, displacing between stations on vehicles of their property, being reimbursed of the displacement expenses per traveled km.

Some operational procedures serving the occurrences require previous inspection of the facility that went through shutting-off before the remote reclosing by COS. For example, upon the shutting-off of transformers by protection actuation, even if back protection, it is required the local inspection of the transformer before reclosing it. Such inspection, in general, is made by the personnel of POE, that, eventually, has to displace up to the facility, with reflexes in the service time and duration of the power interruption.

The operation of the AT stations is based on instructions and documents systematically maintained updated. Expedite analysis of such documentation shows comprehensiveness, sufficiency, and adequacy to the needs of the operation. The records of every kind associated to the routine of the operation are centralized in COS, maintaining at the facilities, as local protection, unifilr diagrams of operations and forms associated to the procedures for execution of release of equipment for maintenance services.

It is highlighted the operation unifilr diagram, printed and plastified, where it is the unifilar diagram of the facility associated to the physical arrangement, main nominal characteristics of equipment, schemes of actuation of the protection logic, among others, meeting in a single diagram the basic information to subsidize the performance of maneuvers and analysis of occurrences.

2.4.1.1.2.	System Operation Center (COS)

The System Operation System – COS is the sector responsible for the coordination, supervision, and control of the operation of the High Volgate Distribution System of CELG D, by the remote operation of the substations and transmission lines of 69 kV and 138 kV, including the operation of the gantries of the outputs of 34.5 kV and 13.8 kV of such substations. The operation is carried out within own operational Standards, in compliance with the Distribution Procedures – PRODIST of ANEEL, ONS Network Procedures and with the effective legislation.

The Supervision and Control System allows COS to operate at distance 111 (one hundred and eleven) substations telesupervised and/or digitalized out of a total of 125. Therefore, almost 90% of the facilities of the high voltage distribution system of CELG D are equipped with telecommand system, telecontrol and supervision at real time. The substations not digitalized are simulated in COS, maintaining under its control the local operation of the said facilities.

All assignments of the System Operation Center – COS are performed by 36 employees (11 new employees that joined in the last public exam 2014/2015, held by the concessionaire) distributed among the areas of the sector, organized according the structure below:

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DPOP
COS
Pre-Operation
Real Time
Post-Operation
Regulation
Shutdown

Positions	Qty
Administrative assistant	1
Electrical engineer	2
Installation operator	2
System Operator	15
Electrotechnical	16
TOTAL	**36**

The System Operators are prepared, trained, assessed, and certified according to the prescriptions of Certification of 1st Part, Operational routine RO-MP.BR.04, of Submodule 10.22 – Operation Procedure Manual (MPO) of the Network Procedures (ONS) regulated by ANEEL. The concessionaire developed an own system, called Operators' Certification Program – PCO, to instrumentalize the internal training and certification internal process. The certification is valid for 3 years, having to be revalidated after such term.

The Supervision and Control system of the High Voltage Distribution System of CELG D, as well as the Supervision and Control of the Transmission System of CELG Geração e Transmissão is SAGE – Open System of Power Management developed by CEPEL. SAGE makes available the functions of acquisition (SCADA – Supervisory Control and Data Acquisition), the storage and analysis at real time of all information required to the operation of the distribution system of CELG D, among them the treatment of alarms and events. COS also has implemented SAGE/SCADA/SEM (Energy Management System) allowing to carry out simulations of operation of the network, subsidizing the system operator.

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Figure 28: Energy Management System Source: CELG D

1
2
3
4
5
Rede Difusão Confiável
Rede Tempo Real
Terminal Server
Terminal Server
TimeServer (Acerto de horário via satélite)
Roteador
Servidores de Apoio
MS
Painel Mimico
Modem
REDE COS 1
REDE COS 2
Roteador UTR e MAE
ICCP
Regionais
embratel
VSAT
Switch
Medidor MAE
TS-100
UTR
SSC
Rede Corporativa
Usuário da rede COS e SEA

In addition to SAGE, COS has several applications assisting the operator and the supervision of the system, the most of them in Delphi language, being that currently, there are already other ones developed in web platform. Such applications are used in all areas of COS (pre-operation, real time, post-operation) and are the base of the execution of virtually all processes of the Sector.

The following table presents the main applications developed and used by COS:

Item	Application Name	Description
1	ANOMALY WARNING	Management of anomalies of the Electric System: Issuance of Anomaly Warnings (AA) of the facilities operated by COS, issuance of reports to the maintenance and conversion areas from AA to SAP platform.
2	CACHA	Database of the operation equipment: Registration of equipment and areas reached by switching-offs in the facilities operated by the COS.
3	CASB	It issues a Check-in to ratify the corrections of anomalies informed by the maintenance areas.
4	CLIENT	Registration of information and operational agreements with the agents connected to Celg's System.
5	ACCREDITATION	Accreditation of the people in charge that may request access and performance of interventions in the facilities under the coordination of COS.
6	ESCALA2	Automatic preparation of the rotation Schedule for the components of

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Item	Application Name	Description
the shift.
7	HOLIDAY	Management of vacation of COS’ collaborators.
8	HE	Control of overtime and electronic issuance of BHE.
Registration of the history of relevant events within the transmission
9	HISTORIC
facilities.
10	LIVE LINE	Control of “labeling” and/or “delivery” of distribution circuits.
Management of MUST: Application that generates report of the measurements of MUST (Use Amount of the Transmission System)
11	MUST
graphically presenting the contracted and measured value, highlighting when there are violations
12	NEWPESQ	Research program of the records of occurrences in the electric system.
13	PCO	Program for Certification of System Operators.
14	PROSD2	Issuance and control of service orders in CELG substations
Daily Event Report – It allows the treatment, consistency, and
15	RDO	distribution of the affected areas, related to the events recorded in the electric system.
It issues report on the number of automatic opening operations of
16	RERD
reclosers and circuit breakers, as evidence to the maintenance areas.
Automatic acquisition of the records of events directly from SAGE and
17	ROC
pre-treatment of them: supply to RDO.
Reading of measures of voltage, current, power, and other ones in the
18	SCM 2	equipment of the substations. Calculation of the time (min) of extrapolation of the voltages in relation to the allowed ranges
Management system of documents, indicators, infrastructure, non-
compliances, preventive actions, improvement opportunities,
19	SigDoq 3
managerial reports, treatment of clients’ claims and calibration and adjustment plan of electric magnitudes of the substations
Management system of transportation and setup of travel of COS
20	SIGVIA
collaborators.
Application that generates a dynamic report of charging of all power transformers of Celg system, graphically presenting the percent of
21	OVERLOAD
charging in real time, the variation gradient in addition to alarms for better management in shift.

The operation is also subsidized by a detection system of atmospheric discharges - NetRaios – plotted on the geo-referenced base of the concessionaire’s operation assets (GIS), result of a P&D Project of CELG D in partnership with INPE (Brazilian National Institute of Space Researches). Such system allows the operation to dispose resources to the allocation of maintenance and support teams for relocation of

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circuits and other actions that aim at anticipating potential problems from contingency situations. Another P&D project is in progress, which shall consider, in addition to the time and weather forecast, a forecast of atmospheric discharges and burning.

In addition to the coordination of the operation in real time, COS is also responsible for the centralization of the scheduling activities of services and shutdowns, standardization, analysis of the operation in the short run, creation and update of instructions, including the Modules of the Operational Agreements and the management of associated procedures.

COS is also responsible for the operational relationship with other interconnected companies (currently 11 companies), as well as with the other agents connected in the system of CELG D at any voltage level, in addition to several accessing parties, being responsible for the preparation of the respective Operational Agreements. Currently, there are almost sixty agents among independent producers, self-producers, free and exclusive clients. The list of the existing Operational Agreements may be found in Annex D.

It is applicable to observe the absence of document that formalizes the operational agreement between COS and CELG GT, which provides on the operation, by COS of Celg D, of the facilities of CELG GT.

The Internal Operation Standards and Instructions are listed in Annex E.

It is implemented in COS a Quality System comprehending the Pre-Operation, Real Time, and Post-Operation activities, certified since 2000 by NBR ISO 9001:2008 and previous. COS maintains 17 processes inherent to its activities standardized and under control through performance indicators, including two strategic indicators for organization. Additionally, the results of COS processes are also supplies for calculation of the continuity indicators of the distributor.

The map of the processes that compose the quality system is showed in the following figure:

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Requisitos do Cliente
Processos Gerenciais
Sistema de Gestão da Qualidade
Gestão de Documentos
Elaboração de Documentos
Controle de Documentos e Implantação
Processos de Negócio
Relacionamento com o Cliente
Avaliação da Satisfação do Cliente
Programação da Operação
Coordenação de Manutenção Integrada
Programação de Serviços e Desligamentos
Operação do Sistema Elétrico em Tempo Real
Controle de Tensão
Recomposição do Sistema
Liberação de Equipamentos para Execução de Serviços
Controle de Carregamento e Racionamento
Análise da Operação
Tratamento das Ocorrências do Sistema Elétrico
Tratamento das Anomalias do Sistema
Análise Crítica da Operação
Gestão de Serviços Associados
Controle de Movimentação e Pernoite de Turma de LT
Entrada de Novos Equipamentos
Processos de Suporte
Treinamento
Gestão de Serviços de Apoio
Controle de Pessoal
Suprimento de Energia
Gestão de Informática
Sistema de Informática
Gestão EMM
Aquisição
Avaliação de Fornecedores (Conforme CELGD-MQ001)
Gestão N/C
Satisfação do Cliente

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The indicators of the quality system are:

Table 34: Indicators of the quality system Source: CELG D

Indicator – Quality Purposes	Definition
RC – Clients’ Complaints	Relevant complaints received from clients related to COS processes and registered as non-compliance of SGQ of COS.
CPR – Compliance with the Response Time	When it intends a response to the client, it is measured by CPR, considering the RC and the observations/researches.
TMC – Average Time of Response to the Client	When it intends a response to the client, the checked time to the effective response will compose the measurement of such indicator (considering the RC and observations/researches)
IEP – Schedule Efficiency Index	It assesses “how much” the collaborators are working to the performance of schedules and how much of such “service” is really performed.
IFEM – Failure Index in Preparation of Maneuvers	It assesses “how much” the collaborators are preparing incorrect maneuvers.
ICT – Voltage Control Index	It measures the value (%) of the time the bars considered critical maintained within the established ranges.
IRM – Manual Reclosing Index	Obtained from the time for the quantity of reclosing of 34.5 and 13.8 kV of telecommanded SE. It has as purpose to measure the actuation of the system operator.
NAT – Number of Occupational Accidents	It measures the quantity of accidents checked with the involvement of COS.
DRS – Non-Compliance of the Safety Requirements	It measures the number of violations of the safety items, potential or real, with the purpose of assessing the operation safety.
NDS – Number of Shutdowns for Overload	It measures the performance of the system operator and in events of overload in transmission lines and power transformers.

2.4.1.1.3.	Distribution Operation Center (COD)

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The responsibility for the operation of the distribution system of CELG D, at levels of 34.5 kV, 13.8 kV, and low voltage (BT) is the Distribution Operation Center – COD, located in Goiânia, at the same building that houses the COS, sharing with such power supply system, among others.

COD is organized as below:

DPOP
COD
Pré-Operação
Tempo Real
Pós-Operação
Processos de Suporte
Processos de Reclamações

The assignments of COD are performed with the staff below:

TITLE	QUANTITY OF COLLABORATORS
ADM. ASSISTANT	1
SYSTEM ANALYST	3
ELECTRIC ENGINEER	3
ELECTRICIAN	1
ELECTRONIC TECHNICIAN	1
ELECTROTECHNICIAN I,II	24
SYSTEM OPERATOR	1
DISTRIBUTION OPERATOR	84
TOTAL	118

Descentralization x Centralization

Up to 2012, the COD structure was divided into 08 regional Distribution Operation Centers; Goiânia, Morrinhos, Rio Verde, Iporá, Porangatu, Formosa, Luziânia, and Anápolis. Such structure, although the facilities of proximity with the region client, presented precariousness of personnel due to deficitary staff

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worsened by incentivized dismissal programs, by the use of non-standardized methodologies in each COD and by the absence of an effective operation engineering related to medium and low voltage.

With the purpose of optimizing COD processes, reducing the operational costs, and maximizing the efficiency in relation to the regulatory limits, as well as the need of greater use of the human resources made available to the operation/distribution, and considering the need of modernization of its structure, it was sought for the centralization of CODs in Goiânia, especially aiming at guaranteeing greater agility and safety, and also the rationalization of the distribution operation, with the use in a more effective manner of the existing synergy between the technicians that executed the tasks, in addition to the standardization of the operation actions in the whole distribution system of medium and low voltage of CELG D, aiming at a greater technical reliability.

However, the centralization was not followed by the full transfer of the technicians of regional CODs to COD Goiânia, which made that the centralized COD absorbed the activities of the regional centers without the corresponding required personnel, generating overload of work to the operators. The increase in the number of events, especially in connection branches, associated to the low productivity of the field teams for delay in the dispatch of the services, helps to explain the expressive increase of TMAE - Average time of Emergency Care checked from 2012.

The great amount of individual events and the high number of teams dispatched per distribution operator, made that it was proposed the revision of the centralization concept, becoming to be forecast the dispatch of the emergency services of BT and the commercial services by the Contractor’s Service

Centers - CSC. Such CSCs will be responsible for the control of the emergency services related to the consuming units, sending and receiving data from the field teams in a monitored manner and at real time and sending the completed services in an electronic manner to COD. CSCs will be decentralized, supervised, and monitored by COD. The contracting process of such services is under progress. Bids are being made by stages and have already been initiated. Scheduled for completion of the mobilisation of new contractors is April 2016.

Telecommunications System

More than 85% of the COD communication with the emergency service teams is performed via satellite, the remaining is performed with the use of cellular phone, being that all calls from the operation room of COD are recorded, allowing to speeding up the service, greater reliability of the information, and better control of the vehicles available, and Record all information exchanges required to the good fulfillment of the consumers’ requests, and of the proper operation of the electric system of medium and low voltage distribution.

COD receives the requests of service from the consumers, in its absolute majority by transmission of data between the Consumer Service Center, where they are registered, and the control process of the operational times as established in the relevant legislation starts. COD dispatches the Emergency Events –OE, to the field teams, through communication via satellite or cell phone, being that all times and movements of the recomposition actions of the normal working conditions of the system, in each event are stored at real time in the database of interruptions of the supply of power to the consumers.

The flow of the activities is described in the figure below:

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Figure 31: Flow of the activities Source: CELG D

Chamada Cliente
URA CELG D
Call Center
0800 62 0196
OPER
COD
Autotrac/Voz Celular
Equipes de Campo
CELG

The operation of the distribution system is carried out using OPER software that is a module of SGT, which is integrated to the control systems of the reliability of the electric system and to the Commercial Management System – CBILL, used by the Consumer Service Center, also known as CRM, which integrate the set of computational facilities to serve the consumers and recomposition of the electric power distribution system served by CELG D, as the figure below illustrates.

Cadastro
VIEW
MAPA
CALC
ADM
Engenharia
PLAN
GEST
EST
PROJ
Manutenção
PROG
INSP
EXEC
Operação
OPER
ATC
Cadastro
Operação
Enterprise Service Bus
Sistemas Legados
Comercial
ERP
CRM

The Technical Management System – SGT integrates the set of facilities CELG D has as tools of management of electric networks. SGT is based on SIG (Geographic Information System) technology,

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comprehends the Geo-referenced Database of the company's distribution network and a series of specific applications, which meet several distribution engineering activities.

The records of the interruption events in the supply are automatically performed at real time, as well as the working conditions of the electric system are updated at real time to facilitate the service to the consumers.

The several modules of SGT, listed as follows, are integrated and have in common the Geo-referenced Database:

- PLAN: Planning of the expansion of the distribution system;
- GEST: Managerial application of decision making;
- EST: Studies of loading and voltage drop;
- PROJ: Distribution network project;
- MAPA: Registration and mapping of the electric system;
- CALC: Calculations of electric quantities of the distribution network;
- OPER: Operation and dispatch of the distribution system;
- EQUIPAMENTOS: Control and movement of network equipment;
- OBRAS: Budget and control of works;
- MAN: Maintenance management of the electric networks.
- SERVIÇOS: Management and control of the maintenance services.

Figure 33: SDT Schematic Diagram Source: CELG D

BANCO DE DADOS GEORREFERENCIADOS
mercado
plano de extensão
Solicit. clientes
Planejar
PLAN
plano de ação
Programar
GEST
Estudar
EST
soluções
Projetar
PROJ
Projeto
RD1
RD0
Alterar Rede
as-built *
PROJ
BD0
Atualizar Cadastro
BD1
Operar Rede
OPER
MAPA
CALC
(*) as-built: rede construída e fiscalizada

SGT Schematic Diagram

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The Registration module, is currently formed by the following applications:

• ADM – Set of functionalities that has as purpose to maintain the information of the database related to the company’s Standards, system parameters, and preset attributes.

• VIEW – Set of functionalities that has as purpose to refer to information of the database related to the distribution network, consumers, topographic base, as well as, topology of the circuits, among others.

• MAPA – Set of functionalities that has as purpose to update (include, exclude, and change) information of the database related to the distribution network and consumers in order to guarantee the relational integrity and the business rules.

• CALC – Set of functionalities that has as purpose to periodically update the information of electric calculation, through algorithm that simulates the supply conditions of the distribution network.

Currently, the Operation module is formed by the following applications:

• ATC – Set of functionalities that has as purpose to Record complaints of lack of power, inform data of the service and affected areas, back-up system to CBILL to serve the consumer.

• OPER – Set of functionalities that has as purpose to carry out the service of the events of lack of power through the use of communication via satellite (AVL) and carries out impact studies of the lack of energy through simulation of operations in the network.

• INTERFACE – Set of functionalities that has as purpose to carry out the integration with the internal and external systems with which it interacts, such as, commercial system, ERP and CRM.

In addition to OPER system, COD has SAGE – Open Power Management System developed by CEPEL installed to perform the Supervision and Control of the Medium Voltage Distribution System of CELG D, process that started in 2014. Currently, COD supervises and controls 68 reclosers of network, 86 Substations of 34.5 kV, in addition, it has the supervision of all barb uses of 34.5 kV and 13.8 kV of the Substations of COS, enabling greater agility in the decision making.

In addition to OPER and SAGE System, COD has several support systems to the operation of the medium voltage system, support system to the decision making to the dispatch of the services, which automatizes the dispatch of teams (COGNARE). It also has a portal (PORTAL COD) of reports used by the pre- and post-operation teams, and Real Time team, also used by the network maintenance and service teams. From the managerial point of view, PORTAL COD is used to follow-up TMAE- Average time of Emergency Care, DEC - Duration of Interruption per Consuming Unit, and FEC - Frequency of Interruption per Consuming Unit indicators.

2.4.1.2. MT and BT Operation

Supplementing the operation activities of Medium Voltage (MT) and Low Voltage (BT) coordinated by COD are the field teams, own and outsourced. Such teams are under responsibility of the Service Superintendence DD-SPSE, which also has the assignments of planning and performing the Maintenance activities of MT and BT networks.

The Service Superintendence has four service departments located in Goiânia, Rio Verde, Luziânia, and Anápolis.

The geographical distribution of such departments is showed below:

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LEGENDA
Departamentos
Abrangência do DD-DPCT
Abrangência do DD-DPNO
Abrangência do DD-DPNE
Abrangência do DD-DPSU
DD-DPNO (Anápolis)
DD-DPNE (Luziânia)
DD-DPCS (Goiânia)
DD-DPCT (Goiânia)
DD-DPSU (Rio Verde)

The Superintendence has a total of 574 employees, own personnel, with the following composition:

Position	Number of Collaborators
Operation Assistant	501
Management Assistant	41
Technical Analyst	28
Management Analyst	2
Book-keeper	1
Administrative assistant	1
TOTAL	**574**

Almost the total of the field services of the operation is made by contracted teams. Currently, there are, in the whole CEG D, approximately 610 light teams (pairs) dedicated to such service. Approximately 40 heavy teams complete the existing resources related to the MT and BT operation. The light teams are compensated by Hh and present very low productity.

Until then the concept of multifunctional teams was not applied, which integrates the emergency and business service teams, usual in many Distributors. The business teams (connection, cut, reconnection) are under the management of the Commercial Board of Directors. Such situation implies in low synergy between the emergency and commercial service activities, affecting the productivity of the teams and resulting in greater costs and increase of the average time of service to emergencies – TMAE.
CELG D has one project in progress that creates the multifunctional teams, starts to compensate them per executed services and transfers the dispatch of the BT emergencies and commercial services to the contractors, through the Contractors' Service Centers - CSC.

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It is expected an expressive increase of productivity of such light teams, reduction of costs, elimination of the overload in the dispatch by COD and reduction of TMAE.

The service bathes were already bided in such new model starting in August, and the process is in final phase of agreement upon prices for signature of the contracts.

Progressively up to the end of this year, the other seventeen batches will be bided.

2.4.2.	Electric System Maintenance

The maintenance of the electric system of Celg D is divided into Technical (DT) and Distribution (DD) Boards of Directors. The first one is liable for the maintenance of the High Voltage equipment and facilities, comprehending the distribution lines at 69 and 138 kV and the substations at such voltage level, including the equipment of the bus bars of 34.5 and 13.8 kV and equipment of Celg D at the generation and transmission facilities that compose the electric system of Goiás. The Distribution Board of Directors is liable for the maintenance of the Medium and Low Voltage system, comprehending lines, networks, and substations at the voltages of 34.5, 13.8 kV, and lower.

2.4.2.1.	AT Maintenance

The organizational structure of the Technical Board of Directors is showed in the following figure. The maintenance of the High voltage is assignment of the High Voltage Engineering and Maintenance Superintendence, which is structured in four departments:

• AT Substation Engineering Department

• AT Line Engineering Department

• AT Maintenance Department

• AT Maintenance Engineering and Control Department.

The whole structure is located in Goiânia, including shops and laboratories.

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TECHNICAL BOARD
Environmental Advice
Superintendent of Electrical Systems
Superintendent of Engineering and Maintenance of High Voltage
Department Substation Engineering High Voltage
Department of High Voltage Lines Engineering
Department of High Voltage Maintenance
Department of Engineering and Maintenance Control

2.4.2.1.1. Maintenance philosophy

The maintenance philosophy for High Voltage equipment and facilities used by Celg D is based on the known concepts of preventive/predictive maintenance and corrective maintenance.

The preventive maintenance is actuated by time between maintenances, number of operations of equipment, follow-up of trends of results of previous tests, etc. and has the purpose of intervening in the equipment before a failure. Such type of maintenance depends on a robust maintenance engineering process that maintains accurate records of the whole lifecycle of the installed equipment, since its first energization. The records will contain the data of detected anomalies and failures, the types and periodicities of recommended tests (CA/CC Isolation, transformation relationship, operation time, winding resistance, etc.), the results of performed tests, the accumulated number of operations (where applicable), among others, and shall be systematically treated to follow-up the evolution of the condition of the equipment, and determine the proper time of intervention in the equipment to maintain or improve its conditions.

All anomalies detected in the facilities are transmitted to COS that maintains a control of the records, performed interventions, and pending items.

The preventive maintenance services are schedules in relation to the importance of the equipment, current situation of the equipment and indicative of trend of deterioration of its conditions.

In the event of voltage transformers and regulators, the preventive/predictive techniques are bases especially on the physical-chemical (annual) and chromatographic analysis of gases dissolved of the isolating oil, which has variable periodicity, depending on previous results. It is starting at the company the use of detection of partial discharges through acoustic method. There are resources for filtering and

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regeneration of oil (vacuum term) and for analysis of degree of paper polymerization. To the tap changers under load, the preventive maintenance is actuated in relation, basically, to the number of operations accumulated since the last intervention and the follow-up of the individual conditions.

Regularly, inspections of hot points in the substations are performed, using thermal imaging, with the intervention for scheduled recovery in relation to the location, intensity, etc.

For protection, control, and measurement systems, the preventive maintenance is carried out every three years, comprehending panels, protection relays, transducers, UTR, meters, recorders, concentrators, etc.

The preventive maintenance of the CA/CC auxiliary services is called with semestral periodicity, involving rectifiers, battery bank, panels.

In the circuit breakers, reclosers, and other maneuver equipment under load, the preventive maintenance is individually scheduled according to manufacturers’ recommendations and operation conditions of the equipment (maneuvers under short circuit and under load). It involves revisions of the command mechanisms, inspections, recoveries and/or replacements in the extinction systems and in the contacts, etc.

The corrective maintenance, on the other side, is deployed to restore the operational conditions of an item of equipment after the occurrence of defect or failure. Although it is possible to schedule the corrective maintenance, depending on the type of defect presented and on the possibility of extension of the defect and progression for failure and degree of importance of the equipment in the electric system, in general, the need of execution is imposed by urgency or emergency situations, with risks to people and facilities and interruption of supply of power in the electric system.

The concessionaire also has electromechanic shop with resources to repairs and refurbishment of transformation and maneuver equipment, in addition to analysis laboratory of conditions of isolating materials.

It is important to highlight the existence and use of movable substations, which make it feasible the performance of comprehensive maintenances in the equipment of the substations minimizing or eliminating interruption times of power supply to consumers.

The maintenance of AT substations, currently, is predominantly made with own personnel of the concessionaire.

To the High Voltage distribution lines (69 and 138 kV), the approach of maintenance is the performance of visual periodical inspections, including a thermal imager, with going up on towers, if required, concurrently with the performance of the repairs detected during the inspection. The inspections comprehend the cables, grounding system (light rod cable and counterweight), structures, isolators, hardware, connections, situation of easements (invasions, vegetation), crossing, fences, accesses, etc.

Teams outsourced under contract are used, with capacity of intervention in live line, individually followed by the concessionaire’s inspector. In the event of impossibility of immediate performance of the interventions detected in the field (due to atmospheric conditions, systemic conditions of operation, etc.) the services are scheduled for performance on a timely basis. The cleaning of the easement is the subject matter of specific contract.

The periodical schedule of the maintenance services of lines and AT substations is performed with intervenience of the operation and maintenance bodies involved, in a centralized manner, in Goiânia, aiming at uses of shutdowns and unavailabilities and optimization of use of resources.

2.4.2.1.2.	Dimensioning of Resources

The maintenances of the Substations and Transmission lines of 69 kV and 138 kV, and repairs on equipment are performed by the High Voltage Maintenance Department and by the Engineering and

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Maintenance Control Department, which are subordinated to the High Voltage Engineering and Maintenance Superintendence, both centralized in Goiânia. Following the current structure is presented.

HIGH VOLTAGE MAINTENANCE DEPARTMENT – DT-DPAT:

COORDINATION OF HIGH VOLTAGE DISTRIBUTION LINE MAINTENANCE

Responsible for planning, organizing, directing, controlling, and coordinating the maintenance and commissioning activities of the Transmission Lines at the voltages of 69 kV and 138 kV, it has own personnel centralized in Goiânia, but it has outsourced services with maintenance teams in live line with decentralized bases.

Own Personnel	Quantity
Engineer (coordinator)	1
Industrial Technician	6
Electrician	8
Administrative (trainee + Pro-Cerrado)	1+1

Outsourced Personnel	Quantity
Foreman	4
Electrician	16
Driver	4
02 Teams of Track Cleaning	

Vehicles	Quantity
Double-Cabin Pick-up 4x4	2
Simple-Cabin Pick-up	4

COORDIANTION OF HIGH VOLTAGE SUBSTATION MAINTENANCE - SMS

Responsible for scheduling, organizing, controlling, coordinating, and performing the maintenance and commissioning activities of equipment of Substations with voltage levels of 69 kV and 138 kV, centralized in Goiânia, with actuation in the whole concession area of CELG.

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Table 42: No. of Own Employees in the Maintenance Coordination. Source: CELG D

Own Personnel	Quantity
Engineer (coordinator)	1
Engineer	2
Industrial Technician	18
Electrician	16
Technical Assistant	5
Administrative (trainee + Pro-Cerrado)	1+1

Table 43: No. of Outsourced Employees in the Maintenance Coordination. Source: CELG D

Outsourced Personnel	Quantity
2 teams of Live Line Maintenance
Foreman	2
Electrician	8
Driver	2
4 teams of SE Maintenance
Electrician-driver	1
Electrician	2

Table 44: Vehicles in the Maintenance Coordination Source: CELG D

Vehicles	Quantity
Double-Cabin Pick-Up	5
Simple-Cabin Pick-Up	6
Truck	3

PROTECTION, MEASUREMENT, AND CONTROL COORDINATION - SPM

Responsible for scheduling, controlling, coordinating, and performing the maintenance and commissioning activities of the protection, measurement, command, control, and supervision systems of the substations with voltage level of 69 kV and 138 kV, centralized in Goiânia, with actuation in the whole concession area of CELG.

Table 45: No. of Own Employees. Source: CELG D

Own Personnel	Quantity
Engineer (coordinator)	1
Engineer	3
Industrial Technician	18
Electrician	2
Designer	1

Table 46: Quantity of Vehicles Source: CELG D

Vehicles	Quantity
Double-Cabin Pick-Up	2
Simple-Cabin Pick-Up	2

MAINTENANCE ENGINEERING AND CONTROL DEPARTMENT – DT-DPEM:
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Responsible for the planning, coordination, and supervision of the maintenance services of the Substations and Transmission Lines at the voltages of 69 kV and 138 kV, is structured in three actuation areas centralized in Goiânia, with actuation in the whole concession area of CELG D.

Table 47: No. of Own Employees. Source: CELG D

Personnel	Quantity
Engineer (manager)	1
Administrative Assistant	1

MAINTENANCE ENGINEERING COORDINATION

Responsible for the establishment of procedures, registration, and control of maintenance and commissioning of equipment and diagnoses using predictive techniques, in substations with voltage level of 69 kV and 138 kV, centralized in Goiânia, with actuation in the whole concession area of CELG.

Table 48: No. of Own Employees. Source: CELG D

Own Personnel	Quantity
Technician (coordinator)	1
Industrial Technician	2

ISOLATING MATERIAL LABORATORY COORDINATION

Responsible for the collection of oil and performance of chromoatography, physical-chemical tests, located in Goiânia, with actuation in the whole concession area of CELG.

Table 49: No. of Own Employees Source: CELG D

Own Personnel	Quantity
Chemist (coordinator)	1
Chemist	3
Chemistry Technician	1

Table 50: Quantity of Vehicles. Source: CELG D

Vehicles	Quantity
Automobile	1

ELECTROMECHANIC SHOP COORDINATION

Responsible for the analysis, diagnosis, recovery, and tests of damaged equipment with voltage level of up to 138 kV, as well as treatment and drying of oil of transformers, is installed in Goiânia, receives equipment of the whole concession area of CELG. It is also responsible by the treatment and supply of isolating oil to the whole company.

Table 51: Own Personnel Source: CELG D

Own Personnel	Quantity
Mechanic Engineer (coordinator)	1
Industrial Technician (electrotechnical	1
engineering)
Industrial Technician (mechanics)	1

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Maintenance Mechanic	7
Electrician	6
Administrative (trainee)	1

Table 52: Quantity of Vehicles Source: CELG D

Vehicles	Quantity
Automobile	1

Vehicles at disposal of the AT maintenance teams:

Department	Coordination	Number	Cabin	Plate
DT/DPAT	DT / DPAT - Protection, Measurement and	15700	duo	OGM 4430
DT/DPAT	DT / DPAT - Protection, Measurement and	15711	duo	OGM 4250
DT/DPAT	DT / DPAT - Protection, Measurement and	21652	single	OMQ 2445
DT/DPAT	DT / DPAT - Protection, Measurement and	22716	single	PQF 1053
DT/DPAT	DT / DPAT - Substation Maintenance	1053	van	ONU 7688
DT/DPAT	DT / DPAT - Substation Maintenance	3106	truck	NGP 7465
DT/DPAT	DT / DPAT - Substation Maintenance	3117	Munck	OMY 6259
DT/DPAT	DT / DPAT - Substation Maintenance	3118	Munck	OMW 6149
DT/DPAT	DT / DPAT - Substation Maintenance	15703	duo	OOB 9648
DT/DPAT	DT / DPAT - Substation Maintenance	15705	duo	OGM 4960
DT/DPAT	DT / DPAT - Substation Maintenance	15706	duo	OOC 0028
DT/DPAT	DT / DPAT - Substation Maintenance	15707	duo	OGM 4290
DT/DPAT	DT / DPAT - Substation Maintenance	15709	duo	OOB 9488
DT/DPAT	DT / DPAT - Substation Maintenance	21645	single	OMQ 2275
DT/DPAT	DT / DPAT - Substation Maintenance	22646	single	OMQ 0985
DT/DPAT	DT / DPAT - Substation Maintenance	21665	single	OMQ 3105
DT/DPAT	DT / DPAT - Substation Maintenance	22726	single	OMQ 0025
DT/DPAT	DT / DPAT - Substation Maintenance	-	Montana	OMJ 4895
DT/DPAT	DT / DPAT - Substation Maintenance	22733	single	OMQ 0405
DT/DPAT	DT / DPAT - Transmission Lines	15712	duo	OGM 4210
DT/DPAT	DT / DPAT - Transmission Lines	15702	duo	OGM 4390
DT/DPAT	DT / DPAT - Transmission Lines	21631	single	OMQ 6995
DT/DPAT	DT / DPAT - Transmission Lines	21653	single	OMQ 2475
DT/DPAT	DT / DPAT - Transmission Lines	21650	single	OMQ 2405
DT/DPAT	DT / DPAT - Transmission Lines	21648	single	OMQ 2385
DT/DPEM	DT / PEM - Electromechanical Workshop	23109	single	PQF 5673
DT/DPEM	DT / PEM - Electromechanical Workshop	15108	single	OMX 0003

Summary of Substations and Transformers effectively in Operation at Celg D – HV Maintenance:

Summary of substations and transformers Effectively Operating in CELG D System					
Nominal voltage (kV)	138	69	34,5	13,8	Total
Number of substations	47	68	210	2	327
Power (MVA)	2424,3	1462,59	1105,26	0,8	4992,95

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List of equipment effectively in operation (HV Maintenance):

Table 55: Equipment effectively in operation Source: CELG D

Equipment	Nominal voltage (kV)					Total
	13,8	138	34,5	69	Serv. Help	
Capacitor bank	98		20			118
Key Opening Charge	36					36
Disconnect switch		672	828	752		2252
compressor					8	8
Set of batteries					96	96
Set Measurement	22		1			23
switch	233	186	82	247		748
group Diesel					23	23
lightning rod		583		865		1448
reactor		1		2		3
Voltage regulator	1		17		1	19
Current balance relay					9	9
Phase current balance relay					1	1
Relay neutral current balance					10	10
differential relay					1	1
Relay away					57	57
Relay breaker failure					4	4
Relay ground fault					1	1
Relay frequency					3	3
Relay reclosing					63	63
Relay Timing					1	1
Overcurrent					155	155
Phase overcurrent relay					239	239
Relay neutral overcurrent					104	104
Relay directional overcurrent					20	20
Relay phase directional overcurrent					6	6
Relay directional ground overcurrent					4	4
Overcurrent phase / neutral					4	4
Overcurrent / reclosing					4	4
Relay Surge					14	14
Relay under / overvoltage					25	25
Undervoltage relay					13	13
Relay reclosing					12	12
differential relay					38	38
Relay voltage regulator					1	1
thermal relay					6	6
recloser	293		213	1		507
rectifier					151	151
disconnect				1		1
Current transformer	1038	566	434	723		2761
Power transformer	38	76	94	109		317
Voltage transformer	338	446	264	409		1457
TOTAL	**2097**	**2530**	**1953**	**3109**	**1074**	**10763**

Technical Reserve:

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Table 56: Technical Reserve - Storeroom Source: CELG D

Equipment	Nominal voltage (kV)				Total
	13,8	138	34,5	69	
Capacitor bank	26				**26**
Key Opening Charge	52				**52**
Disconnect switch		10	48	14	**72**
Set Measurement	33		7		**40**
switch	57	11	18	6	**92**
lightning rod		14		35	**49**
reactor			3		**3**
Voltage regulator	86		245		**331**
recloser	162		37	1	**200**
Current transformer	675	63	181	57	**976**
Power transformer	27	26	102	43	**198**
Voltage transformer	468	51	126	51	**696**
TOTAL	**1586**	**175**	**767**	**207**	**2735**

Power Transformers					
Tensão (kV)	13,80	34,50	69,00	138,00	**Total**
Potência (MVA)	11,38	264,50	392,55	776,65	**1.445,09**

2.4.2.1.3. Current Situation of AT Maintenance

It is checked that, due to the insufficient high voltage maintenance structure, associated to the age (obsolescence and end of service life) of an expressive portion of the assets of the electric system of Celg D, there is a predominance of execution of corrective maintenances, in detriment of the performance of the preventive maintenances.

In the event of time of use, as example, the graph below indicates the quantity of transformers and autotransformers per time of use:

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Número de transformadores e autotransformadores (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
mar/15
Anos
51 a 60 anos
41 a 50 anos
31 a 40 anos
21 a 30 anos
11 a 20 anos
1 a 10 anos

It is observed that more than 50% of the equipment is more than 20 years old, being that out of such, 50% is more than 30 years old. In relation to the other equipment, the concessionaire has a registration in SAP system of the installed equipment, and respective age.

The preventive maintenance should be the guiding principle of the maintenance actions. However, due to the scarcity of material resources, transportation infrastructure, and movement of equipment, and, especially, of human resources, the maintenance is now towards almost exclusively to the corrective maintenances, as it is following showed.

19,60%
80,40%
Preventive maintenance
Corrective maintenance

The need of corrective maintenance increases at an expressive rate. To exemplify, it may be seen, through the graphs presented below, the increase of the number of anomalies per month.

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SMS
SPM
Pendentes
Novos
Sanados
jan/13
mar/13
mai/13
jul/13
set/13
nov/13
jan/14

In the table below, examples of annual deficits of preventive maintenance are showed, which, certainly, contributes to increment the corrective maintenances.

Activities	Accumulated until Jan / 14	New Demands (Annual)	Annual capacity	Annual deficit
Preventive maintenance on Tap Load Switches	57	40	24	16
Preventive maintenance on circuit breakers and reclosers	123	120	96	24
Preventive maintenance of rectifiers and batteries	48	50	50	0
Thermographic inspections Substations	40	250	300	0
Corrective maintenance of equipment and facilities (Anomalies Notices)	1372	960	600	360

It is due to the fact that the human resources required to meet the preventive schedules are currently insufficient, being, therefore, the demand much higher than the capacity of the teams available to serve, as illustrated in the graphs as follows.

400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
124.800
80.245
44.555
80.245
272.497
Current Workforce
Current maintenance
Maintenance required
Quantity Man-hours
Quantity Man-hours Preventive
Quantity Man-hours Corrective

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300.000
250.000
200.000
150.000
100.000
50.000
0
124.800
44.555
80.246
272.497
Current Workforce
Current Preventive maintenance
Current Corrective Maintenance
Preventive Maintenance Required
Qty. Man-hours for maintenance HV

Such insufficiency of resources for AT maintenance reflects on the accumulation of anomalies not solved in the facilities, as demonstrated in the chart below, taken from the Anomaly Report of COS:

Table 59: Anomaly Chart Source: CELG D

Sector	Prior to 01.jul.2015		Between 01/jul/2015 and 31/jul/2015		
	outstanding	amount SE	outstanding	resolved	amount SE
SPM	0	0	0	0	0
DPTL	3	3	1	0	1
EA	0	0	0	0	0
SEI	43	19	2	0	1
SEM	0	0	0	0	0
SEO	37	28	2	0	2
SES	6	3	0	0	0
SLM	0	0	0	0	0
SLT	9	9	0	0	0
SMLS	0	0	2	0	1
SMS	1113	127	55	2	36
SMT	77	55	4	0	4
SOE	5	5	0	0	0
SOP	6	6	0	0	0
SPM	561	114	50	5	31
TOTAL	1860	-	116	7	-

The Summary Chart of Anomalies accumulates the records of each facility, as example below, maintained by COS based on the information transmitted upon the detection of the anomalies. Note that in addition to the Record of data of registration of the equipment, responsible sector, defect date and brief description of the anomaly, there is also an assessment of service priority in relation to the degree (from 1 to 3) assigned to three parameters: Seriousness, Urgency, and Trend.

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Anomalies record of SE Rio Claro - RCL							
Num.COS	Num.SAP	Resp sector.	Data Defect	G	U	T	Brief Description of Anomaly
1081/11	60010974	SMS	09/06/2011	2	2	2	51T unregulated key
2107/12	60015337	SMS	19/12/2012	3	2	1	Trafo 1 of CSC's steering circuit shorted
1483/13	60017184	SMS	24/09/2013	1	1	1	Transformer Auxiliary Service is no To-Ray Side 34.5 kV Phase B
1790/13	60017520	SPM	15/11/2013	2	2	1	6115 Status Invalid disconnect with the SSC
0105/14	60017931	SMS	17/01/2014	3	3	3	Cooper recloser 401R exploded spilling oil all
0709/14	60018697	SMS	08/05/2014	3	3	3	624 SF6 circuit breaker signaling Low pressure actuated
1068/14	60019194	SPM	27/07/2014	2	2	2	Transducer will kV 69 kV MOT defective, faulty reading
0025/15	60020277	SMS	06/01/2015	3	3	3	623 disconnect stuck, do not open or electrical or mechanical
0233/15	60020553	SPM	30/01/2015	3	3	3	UC 6.1 is dead, defective
0234/15	60020554	SPM	30/01/2015	3	3	3	3 transformer relay 90 was removed and taken to Goiânia
1008/15	60021557	SPM	15/06/2015	2	3	3	Breaker 6114 accepts only relay command with 25 extracted timing
1034/15	60021631	SOE	23/06/2015	1	1	1	Diesel Group rectifier is not working, not charging battery

2.4.2.1.4. Planned Situation of the AT Maintenance

With the purpose of changing such maintenance situation, which has been installed for times, in 2011, studies were carried out aiming at the implementation of decentralized structure of the AT maintenance to Celg D, which basically was intended to the structuring of 7 regional maintenance centers, according to the figure as follows:

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General Management
Eastern Region Maintenance Center
Center for Engineering and Control Maintenance
Western Region Maintenance Center
Insulating Materials Laboratory
Electromechanical workshop
South Region Maintenance Center
Southwest Region Maintenance Center
Northeast Northeast Maintenance Center
Metropolitan Region Maintenance Center
North Region Maintenance Center
Protection Center, Measurement and Control
Protection and Measurement Laboratory
Equipment Center

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However, due to the great volume of resources required to the implementation of decentralization according to the proposal of the study of 2011, it was chosen to start the process with the implementation of four advanced maintenance stations located in the cities of Catalão, Formosa, Rio Verde, and Uruaçu, being liable for regions:

Base City	Regions
Formosa	Northeast
Uruaçu	North, Middle – North
Rio Verde	West, Southwest
Catalão	South, East

Location of the base cities:

Figure 41: Goiás Map per region Source: CELG D

NORTE
NORDESTE
URUAÇU
CHESP
CENTRO NORTE
FORMOSA
OESTE
LESTE
METROPOLITANA
RIO VERDE
SUL
SUDOESTE
CATALÃO

Such advanced stations will perform the following services:

SUBSTATIONS:

- Perform the correction of hot spots in connections of gantries, equipment, and bus bars of the substations of CELG-D system;
- Assist in the performance of replacement or installation services of equipment of substations of CELG-D system;
- Assist in the services of preventive inspection in all components of yard of the substations of CELG-D system;
- Assist or perform maneuvers on equipment of the substations of CELG-D system;
- Assist in the performance of operational tests or survey of data in the substations of CELG-D system;
- Perform works of fighting or eviction of insects or animals in the substations of CELG-D system;

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• Assist in the loading and unloading services of materials and equipment;

• Assist in the performance of services of electro-mechanic assemblies in the substations of CELG-D system for improvement of the operational conditions;

• Assist in the performance of improvement services in the grounding system of the Substations of CELG-D system;

• Perform other tasks related and similar to the activity of preventive and corrective maintenance in Substations;

TRANSMISSION LINES:

This service is outsourced at the moment, with teams already decentralized, followed by own personnel.

The main activities carried out are the following:

• Preventive maintenance of the transmission lines;

• Corrective maintenance of the transmission lines;

• Inspection of transmission lines;

• Cleaning of track of transmission lines Required resources:

The implementation of such advanced stations require the following minimum infrastructure of vehicles, tools, instruments, and own and outsourced personnel to their working:

Personnel:

Table 62: List of Advanced Stations per Own and Outsourced Personnel Source: CELG D

Advanced Stations	Own Personnel	Outsourced Personnel
Formosa	6 Electrotechnicians	1 ERMS Team
Uruaçu	6 Electrotechnicians	1 ERMS Team
Rio Verde	6 Electrotechnicians	1 ERMS Team
Catalão	6 Electrotechnicians	1 ERMS Team

Vehicles (Location):

Table 63: Vehicles per Advanced Stations Source: CELG D

Advanced	Double-Cabin	Sedan
Stations	Pick-Up	Automobile
Formosa	1	1
Uruaçu	1	1
Rio Verde	1	1
Catalão	1	1

Current Stage:

Currently, the four teams of maintenance of Substations are already contracted, composed by 03 electricians, 01 truck with Auto-crane and tools and some basic instruments. Teams of Live Line and Cleaning of Track for Maintenance of the High Voltage Lines are in phase of contracting.

Summarizing, based on the philosophy and proposal previously described, the concessionaire is adopting a maintenance plan of High Voltage to the period from2015, comprehending:

HIGH VOLTAGE DISTRIBUTION LINES:

• Cleaning of the tracks of all high voltage distribution lines (69 kV and 138 kV) using 04 (four) teams.

Service forecast to be performed within 18 months;

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• Detailed preventive maintenance in all high voltage distribution lines (69 kV and 138 kV) using 04 (four) teams of live line. Service forecast to be performed within 18 months;

• Recovery of the grounding system of the high voltage distribution lines (69 kV and 138 kV) that are deteriorated;

• Replacement of porcelain isolators of poor quality to others of polymeric type of the high voltage distribution lines (69 kV and 138 kV);

HIGH VOLTAGE SUBSTATIONS:

• Replacement of obsolete and/or overcome reclosers of 13.8 kV and 34.5 kV of the high voltage substations;

• Recovery and recomposition of capacitating banks with reduced capacity and/or out of operation in the high voltage substations;

• Revitalization of degraded auxiliary CA/CC services of high voltage substations;

PREVENTIVE MAINENTANCE BASED ON PREDITIVE TECHNIQUES:

• Control of maintenance of circuit breakers and reclosers taking into account the numbers of operation per maneuver and per short-circuit;

• Control of maintenance of switches under load of power transformers, taking into account the operation numbers per maneuver and characteristics of the equipment;

• State control of the power transformers through physical-chemical and chromatography tests;

• Control of hot spots in facilities and equipment of high voltage substations using thermal imaging technique;

• Implementation of level control of partial discharges in power transformers through acoustic emission tests;

DESCENTRALIZATION OF THE MAINTENANCE AND RECOMPOSITION OF TEAMS:

• Implement the Maintenance Decentralization Program;

• Recomposition of the technical staff of the maintenance teams, aiming at reverting the current staff of preventive/corrective maintenance, that is, prioritize the preventive maintenances, which does not occur at the moment;

ELECTRO-MECHANIC SHOP:

• Recovery of reclosers of 13.8 kV and 34.5 kV for recomposition of high voltage substations and to meet the need of technical reserve of the system;

• Recovery of medium and big power transformers to meet the need of the technical reserve of the system;

• Regeneration of isolating mineral oil to meet demands of the whole system of CELG D.

TECHNICAL RESERVE:

• Maintain the control of the minimum quantities of equipment in technical reserve to meet the high voltage system.

2.4.2.2. MT/BT Maintenance

2.4.2.2.1. Maintenance philosophy

The maintenance philosophy of medium and high voltage of CELG D is based on the traditional concepts of preventive and corrective maintenance.

The MT maintenance is responsibility of two different Superintendences.

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2.4.2.2.2. *MT equipment maintenance*

It is the liability of the Medium Voltage Maintenance and Engineering Superintendence DD-SMPT.

The Management that specifically deals with such activities is DD – DPME and the activity comprehends the maintenance of the reclosers, bank of capacitators, and voltage regulators installed in the substations of 34.5-13.8 kV and in the MT networks.

The structure of the Management and the existing resources are showed in the figure below:

Figure 42: Management Structure Source: CELG D

GERÊNCIA
DD-DPMT
APOIO TÉCNICO ADMINISTRATIVO
CONTRATO DE REFORMA DE EQUIPAMENTOS
LABORATÓRIO DE TRANSFORMADORES LABCELG
MANUTENÇÃO DE SUBESTAÇÕES E EQUIPAMENTOS
RDS- REDE SUBTERRÂNEA
MEDIÇÕES AMOSTRAIS SOLICITADAS E ESTUDOS TÉCNICOS
REGIÃO NORTE
REGIÃO NORDESTE
REGIÃO SUL
FORÇA DE TRABALHO E RECURSOS DISPONÍVEIS
✓ 48 EMPREGADOS LOTADOS NO DD-DPMT
✓ 17 VEÍCULOS UTILITÁRIOS
✓ 3 CAMINHÕES COM GUINDAUTO

The teams are all located in Goiânia, although they act in a separate manner per regions. Such teams comply with an annual schedule of inspections. Part of the anomalies is solved immediately, being the other ones scheduled, depending on the resources required and on the needs of shutdown.

There are also maintenance requests by COD and by the regional bodies.

The macroflow of the process is presented in the figure as follows:

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CELG
DISTRIBUIÇÃO
PROCESSO DE PLANEJAMENTO E
EXECUÇÃO DE SERVIÇOS DD-DPMT
ENTRADA DE SOLICITAÇÃO DE SERVIÇOS (COD/REGIONAIS)
SERVIÇO EMERGENCIAL?
SIM
ACIONA EQUIPE DE SOBREAVISO
NÃO
ANÁLISE
PLANO DE MANUTENÇÃO
PROGRAMAÇÃO DA INSPEÇÃO TÉCNICA
AÇÃO
EXECUÇÃO DAS ATIVIDADES PLANEJADAS E EMERGENCIAIS
SIM
NÃO
EXECUÇÃO SATISFATÓRIA?
ELABORAÇÃO E ANÁLISE DO RELATÓRIO DE EXECUÇÃO
DD / SPEM / DPMT – Departamento de Manutenção de Média Tensão
GESTORES: DD - Francisco de Assis / SPEM - Antonio de Almeida / DPMT: César Henrique
Slide: 20

The Maintenance Plan of 2015 was established with the following frequencies:

Table 64: Maintenance Plan of 2015 Source: CELG D

EQUIPMENT	ACTIVITY	FREQUENCY
Substations	Visual inspection	12 months
	Thermovision	12 months
Power Transformers	Visual inspection	12 months
	Thermovision	12 months
	Chromatographic Analysis	12 months
Reclosers	Visual inspection	12 months
	Thermovision	12 months
Voltage Regulators	Visual inspection	12 months
	Thermovision	12 months
Capacitors Bank	Visual inspection	12 months
	Thermovision	12 months

There is no management and follow-up system of the maintenance, which allows to record the anomalies and follow-up the performance of the services, as well as the level of pending items. Such management is made through spreadsheets at the moment.

The data related to the compliance with the Maintenance Plan in 2014 presents the following degree of performance:

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ITEM	ACHIEVEMENT (%)
INSPECTION/MAINTENANCE - SEs	91
INSPECTION/MAINTENANCE – RECLOSERS	89
INSPECTION/MAINTENANCE – REGULATORS	88
INSPECTION/MAINTENANCE – BANK OF CAPACITORS	62

2.4.2.2.3. Situation of Maintenance of MT and BT Networks

The Service Superintendence is responsible for the planning and performance of the maintenance services of MT/BT networks.

As it was already addressed in the previous items, the Service Superintendence has 574 employees and is regionally organized in four departments according to the figure below:

LEGENDA
Departamentos
Abrangência do DD-DPCT
Abrangência do DD-DPNO
Abrangência do DD-DPNE
Abrangência do DD-DPSU
DD-DPNO (Anápolis)
DD-DPNE (Luziânia)
DD-DPCS (Goiânia)
DD-DPCT (Goiânia)
DD-DPSU (Rio Verde)

There is a preventive maintenance plan, structured from methodologies developed in CELG D itself, which prioritizes the supplies to be inspected every year based on the simple frequency of interruption and in the participation of ANEEL sets and their respective suppliers in DEC, FEC, and compensations paid to the consumers.

Thus, it is established a ranking of criticality of the supplies.

So, an analysis of the criticality of the network components is made: trunk, derivation, BT circuits, consumers, using the same participation criterion of such components in DEC and FEC, identifying the supplies and their respective components to be prioritized.

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The next stage consists of previous inspections in the prioritized stretches by own personnel of CELG D to raise the non-compliances to be corrected.

For the interventions in the network, joint efforts are programmed deploying several outsourced teams, as a way of rationalizing the scheduled interruptions to solve the found irregularities.

For definition of the intervention priorities, the results of the analyses of the checked occurrences were also taken into account.

Part of the services is performed by live line teams.

The interventions in the networks are concentrated in some blocks of service types:

- Cleaning of track in rural networks
- Pruning of trees next to the networks
- Maintenance of structures: replacement of damaged items, such as crosses, isolators, cables, connections, etc.
- Revitalization of BT circuits
- Network improvements: they are planned interventions with the purpose of improving the coordination of the protection, the switching of the networks, generally by implementation of reclosers, installation and elimination of switches, interconnection of supplies, etc.

There is also an expressive volume of interventions in corrective maintenances.

Although the adopted methodology is efficient, it is clearly noticed an insufficiency of resources applied in the preventive maintenance in relation to the needs of the system, especially in the period of 2010-2014.

There is no a maintenance management and follow-up system yet, which allows to record the anomalies and follow-up the execution of the services, as well as the level of pending item. Such management is made through spreadsheets at the moment. A system has been developed together with the IT team with such purpose, with perspectives of completion for this year.

The outsourced resources managed by the Service Superintendence are presented in the tables below:

Dept.	Pruning Tree		Band cleaning		Live Line		
	Qty	Value (R$)	Qty	Value (R$)	Live Line	Band cleaning	Value (R$)
DPCT	10	R$ 16.460.607,58	9	R$ 12.159.392,42	16	5	R$ 38.649.327,63
DPNE	2	R$ 3.154.464,28	12	R$ 15.682.535,72	13	0	R$ 23.522.431,50
DPNO	2	R$ 3.379.134,17	9	R$ 12.509.865,83	13	2	R$ 27.243.564,49
DPSU	3	R$ 4.930.975,67	12	R$ 16.091.024,33	15	0	R$ 26.554.260,47
Total	17	R$ 27.925.181,70	42	R$ 56.442.818,30	57	7	R$ 115.969.584,09

Emergency Care					Supply of US					
Dept.	Heavy	Low	Light	Value (R$)	Pruning Tree	Band cleaning	Live Line	Heavy	Light	Value (R$)
DPCT	13	4	247	R$ 43.195.019,63	1	1	1	16	0	R$ 24.987.558,03
DPNE	10		107	R$ 17.652.866,34	1	3	1	12	0	R$ 21.797.317,05
DPNO	9		130	R$ 21.697.515,95	0	0	0	0	0	R$ -
DPSU	9		126	R$ 21.567.161,29	0	0	1	10	0	R$ 15.464.998,00
Total	41	4	610	R$ 104.112.563,21	2	4	3	38	0	R$ 62.249.873,08

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2.4.3.	Assessment of the Technical and Physical Conditions of the Assets

The due diligence comprehended, in addition to the analysis of the information made available by the concessionaire at the consultancy’s request, interviews with key personnel of the company and visits to facilities associated to the electric system of the concessionaire. The provided data was incomplete, obsolete, and sometimes conflicting or divergent, not allowing to obtain a credible image of the situation of the concessionaire’s electric system and organization, its main problems and the corresponding proposed solutions. Thus, the visits and interviews performed were essential to supplement the assessment of the operational technical conditions that it were intended to obtain from Celg D.

Taking into account all such information sources, it is checked that structural problems, resulting from the adoption in the past of solutions that may be considered palliative, currently affect the operation and performance of the distribution electric system of CELG D.

Due to the allocation of financial resources, the use in the past of the extension of distribution networks at 34.5 kV to supply regions, when the most proper solution would be the service at higher voltage levels, which works were naturally more expensive, led to the localized depletion of such voltage level to face the market expansion, which today forces, obligatorily, the construction of lines and substations at 69 and/or 138 kV, which has to occur from the available knots in the system, or even reinforcement through the Basic Network.

The said palliative solution resulted in a very long supplies, without proper switching, automation, or alternative supply resources, with the associated foreseeable problems of voltage control and performance. Today Medium Voltage (MT) substations are found with two or more transformers and demand around 10 MVA and high loading and/or overload in several AT/MT step down transformers.

Also, another option adopted in the past, of developing the High Voltage system of Celg D at the level of 69 kV, resulted in the implementation of very extensive lines and cables with gauges relatively small, eventually without installation of cable for radius along the whole route, causing problems associated with regulation and performance.

Several works forecast in previous cycles of planning were postponed or are delayed, in the system under responsibility of Celg D, as well as at the level of the transmission system. It is highlighted in such condition the suspension without determined term of the implementation of LDAT - Distribution Line at High Voltage 138 kV Carajás – Atlântico/Campinas, work that aims at solving several problems of service in Goiânia.

Over the supply system, there are several transformers with loading over 100% and an expressive portion of such equipment with loading between 80 and 100%, recommending since then the adoption of actions to enhance the transformation capacity.

Several substations in the metropolitan area of Goiânia and Anápolis are within the limit of the service capacity, counting on three step down transformers and extensive bus bars at 13.8 kV to the output of supplies, which number is also in the limit of the physical arrangement of the substation and of the geo-electric capacity of flow.

Increasing difficulties for acquisition of lands or of easements and rights of way get complicated and encumber the implementation of new facilities, whether substations or transmission lines, notably in the big urban centers.

In some regions of the State of Goiás, projects of power generation were implemented, but without the corresponding reinforcement or adequacy of the electric system where they were connected, with problems of losses and control of voltage.

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The said budget contentions in the recent years and their consequences (reduction of performance of preventive maintenance, increase of the number of events with failure, etc.) also led to the adoption of simplified solutions, whether in enhancements or serving events: some substations have operational flexibility compromised by the “slavery” of circuit breakers/reclosers of coupling or general (dedicated to maneuver of some specific equipment of the station) due to the removal of forced operation of maneuver equipment of supplies, or with a circuit breaker maneuvering two transformers, etc.

In summary, whether the performance of the existing system, evidenced in the continuity indexes presented by the concessionaire and in the difficulties of voltage control at satisfactory levels, and the fulfillment of the need of switching-on of new loads in the concession area are now compromised or suppressed, recommending the adoption of exceptional measures to its solution.

2.4.3.1.	Transmission Lines

The distribution lines at High Voltage (69 and 138 kV) sum, respectively, 3598.5 km and 2217.5 km. The concessionaire did not make available recent loading data, only the data related to the year of 2013, insufficient to assess the current loading condition of the lines. However, a report of the System Operation indicates the lines that are currently under overload, showed in the following tables:

Table 68: Information of Transmission Lines and Loading Percentage Source: CELG D
Operation Information – Critical 69-kV Lines
LDAT	Loading %
LDAT Inhumas – Itaberaí	110%
LDAT Paranaíba – Itumbiara Nova	98%
LDAT Rio Verde - Cabriúva	103%
LDAT Rio Verde – Santa Helena	95%

Operation Information – Critical 38-kV Lines
LDAT	Loading %
LDAT Carajás – Goiá	103%
LDAT Carajás – Independência	120%
LDAT Jundiaí – Santana 1	116%
LDAT Rio Verde – R. Verde Furnas	97%
LDAT Xavantes -Arisco-Ferroviário	115%

The analysis of the data, the interviews made and the visits assesses the following verifications:

• There are older lines with structures assembled with metal trails, which make it difficult the maintenance works, with restrictions for services in live line.

• Older lines were built with low height of cable/ground (6.5 m).

• Some lines were constructed with light rod cables installed only in the arrivals of the substations.

• Ceramic, tempered glass, and polymeric isolators are used. Some 69-kV lines count only with 4 (four) isolators in the suspension and anchoring chains.

• In some lines, the installation of counter-weight was made at small depth, vulnerable to the action of agricultural machines and implements.

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• Absence of air signaling in several crossings of roads and similar.

• Out of the LDAT in operation, only two count on OPGQ cable, the other ones have light rod cable HS 5/16.

• Problems of invasion of easements in the urban stretches are common. Such invasions are documented (not the total of the cases) to make it feasible the removal process of invaders.

• The existing accesses to the structures are reminiscent from the time of construction of the lines. There is no systematic process of preservation of accesses.

• The track cleaning process is outsourced. In the visited lines, the track was reasonably clean.

Information makes it clear that there is delay in the performance of the required cleaning.

• Cohabitation of lines with agricultural exploration activity is subject of continuous attention.

• There is need of reforms of several LDAT, comprehending re-conducting and/or re-tensioning, insertion of structures, replacement of grounding system – light rod cables, counterweight, connections, etc.)

• LDAT performance indexes were not informed.

• The process of maintenance of lines comprehends the performance of inspection and correction of the anomalies found immediately, unless in the event of operational restrictions or inadequate weather conditions. There is no previous inspection. The maintenance team, contracted with live line resources, displaces along the line under maintenance, followed by a fiscal of the concessionaire, performing the inspection and the repairs. The repairs that may not be immediately performed compose records of pending anomalies for future schedule.

In annex F, pictures of the stretches of the LDATs visited in this due diligence.

2.4.3.2.	AT Substations

The 110 substations at High Voltage (36 and 139 kV) property of Celg D has installed capacity of 3826 MCA that, added to the 697 MVA of transformers of Celg D at third parties’ facilities, sum 4523 MVA of installed capacity.

The analysis of the loading measurements of the installed transformers indicates that within the period from January, 2014 to June, 2015, 36.7% of the equipment presented loading reading greater than 100% of the nominal power. If we consider the 22.3% of the equipment that presented load measurements between 80% and 100% of the nominal capacity, we checked that around 59% of the equipment demand short/medium term actions to adequate the transformation capacity with the required demand. Such data is gathered in the following table, which summarizes the data from the System Operation

.

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LOADING TRANSFORMERS HV - SUMMARY		
Load Range	Qty	%
LOAD MEASUREMENTS> 120%	28	12%
LOAD MEASUREMENTS> 100% and <120%	56	24%
LOAD MEASUREMENTS> 80% and <100%	51	22%
LOAD MEASUREMENTS <80%	74	32%
LOADING NOT PROVIDED	20	9%
TOTAL	**229**	**100%**

Such same information source considers that 93 out of the 229 (40.6%) AT transformers, showed in table of **Annex G**, compose (or will compose) areas critical from the point of view of loading in 2015.

Such condition of the transformers is a reflex of the loading of the supplies and lines from the AT substations. The following table shows, within the period from January to May, 2015, the ranges of loading measurements presented by supplies of SEAT (in relation to the nominal current).

LOADING OF SEAT SUPPLIES - SUMMARY		
Load Range	Qty	%
LOAD MEASUREMENTS> 120%	15	3%
LOAD MEASUREMENTS> 100% and <120%	51	10%
LOAD MEASUREMENTS> 80% and <100%	77	16%
LOAD MEASUREMENTS <80%	345	71%
TOTAL	**488**	**100%**

However, it shall be highlighted that the fact of a supply presents, at any time of the period of measurements, maximum loading that subsidize the construction of the table above, does not mean that the supply is under overload condition. It because the measured loading may arise from any contingency of the system and/or because it is also possible the displacements of loads between supplies or substations, via MT network. Notwithstanding such safeguard, we opt to maintain the table, since there is indication of saturation situation.

It was not presented data on the operational conditions associated with the control of reactive and voltage, but information collected during the interviews indicate that the existing resources (regulating transformers – switches under load – and bank of capacitators) are exhausted in some regions and are not sufficient to the located needs of voltage control.

In terms of service life and update of the equipment in operation, there is a consensus that a considerable portion may be considered obsolete, whether by end of the service life, or by the involved technology, not suitable to the systemic needs and/or not consistent with the supervision and control system of the system operation.

It was not made available data of failure rates of AT equipment, except for the power transformers and autotransformers. The graph below shows the failure rates annually checked for such equipment within the period from 1979 to March/2015:

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Taxas de falhas
Anos
34,5 KV
69 KV
138 KV

The failure rate aggregated in such period is showed in the table below:

Failure Rate in Transformers – Period from 1979 to March/2015		
34.5 kV	69 kV	138 kV
1.64%	2.41%	1.68%

The percent number of installed equipment per use time in such assessment period is showed in the graph below:

(Equipamentos efetivamente em operação)
Número de transformadores e autotransformadores (%)
Anos
51 a 60 anos
41 a 50 anos
31 a 40 anos
21 a 30 anos
11 a 20 anos
1 a 10 anos

In relation to the other AT equipment, data on the respective failure rates was not made available.

However, the analysis of the continuity indexes of the concessionaire (item Performance of the Electric System 2.4.4.1.1 of this Report) shows that occurrences with origin at High Voltage are a substantial portion of the total number of events, reflecting on the performance of the FEC and DEC indexes. Although it is not possible, due to the absence of information of the concessionaire, to dimension which is the contribution of equipment of AT substations (or of LDAT, for the same reason) in the events with origin at High Voltage, we may infer that the failure rate of such equipment is not negligible.

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Such hypothesis justifies as we joint consider the presented continuity indexes, the current situation of the AT maintenance (with low rate of performance of preventive maintenances) and the records of anomalies in each facility, maintained by COS.

In Annex H, as an example, the records of anomalies of the substations visited in this due diligence are showed, according to the control of the Operation Center in report of July/2015.

The visits to Ferroviária, Campinas, and Goiá substations, which are located in Goiânia; to Guapó, Cezarina, Acreúna, and Montividiu substations, in the respective cities; and Rio Verde Celg and Cabriúva substations, located in Rio Verde, representing 8% of the AT substations of Celg D, allowed the visual assessment of the state of preservation of the facilities, which may be extrapolated to the remaining substations. It is checked:

• The satisfactory cleaning and working state of the facilities of the command rooms.

• Reasonable cleaning of the yard covered with crushed rock and circulation roads. Such areas are cleaned by chemical cleaning, but the remainings of vegetation were found in the place. In one of the SEs it was checked fire signs in the vegetation of slopes, apparently resulting from fire for burning of vegetation removed from the yard.

• Absence of containment basin of isolating oil on the bases of transformers.

• Crushed rock with inadequate granulometry in some yards.

• Compromising of drainage in some SE, with reduction of the yard covered with crushed rock and the paving of the circulation road.

• Presence of watchmen in some SE of the metropolitan region; in other ones, use of local system of alarms and in contracted watching Center. Invasion alarms (opening of doors) are not transmitted at real time to COS.

• Existence of installed equipment of transformation, maneuver, protection, and control of several technologies and update degrees, demanding tools, instrumentation, and comprehending knowledge of the maintenance teams.

• Some analogic meters are being removed from the command panels.

• There is no signaling or labeling of equipment in special conditions in the stations. Such information is in COS, although it is in the books of occurrences and anomalies existing in the command rooms.

• Existence of several damaged or removed equipment (isolators, racks, and plates of switches of 13.8 kV, TCs, fuses, and units of bank of capacitators, block coil).

• Corrosion in some structures of gantries.

• Existence of emergency motor/generator group in some stations.

• Absence of padlocks of operation block in the mechanical command mechanisms of switches.

• Low height of powered parts in some arrangements used in the substations, in the several voltages (13.8, 34.5, 69, and 138 kV).

• Presence of fire extinguishers proper for electric facilities, although the dimensioning needs to be revised.

• Limiting wire fences with no crossed wire in some SEs; in others, fences with wood stakes, short, with excessive spacing between wires, with no proper switching and grounding.

• Several substations with wall, supplemented with anti-invasion fence.

• SE Rio Verde Celg with compact physical arrangement that difficults and compromises the maintenance activities.

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• Several banks of capacitators with reduced power (absent fuses and/or capacitators)

• Dropping of oil in several power transformers.

• Presence of big birds in the gantries of some SE, with evidences of events of discharges caused by such animals.

• Existence of preset points and facilities for connection of mobile SE.

• Areas of the lands of SE (much) longer than the current (or future) need.

• Rests of kites and their lines on bus bars and equipment.

• Limitation and signaling of area for enhancement works insufficient from the point of view of personnel’s safety. Trenches opened for services without signaling.

• Operators of the Points of Station Operation (POE) with assignments restricted to the operation of the stations, under actuation of COS. They do not perform any maintenance activities, but some activities associated to the preservation of the facilities. They do not perform systematic routine of inspection of the substations, although there is guide/form for inspections.

• Training process of the POE personnel is not systematized and certified.

• Periodical operational tests are not performed on the equipment not maneuvered for a long time, for verification/certification of proper working.

• Some units of banks of non-sealed batteries presenting deposits and deformed plates.

• Local communication resources with cell phone – extension and/or OPLAT.

• Existence of updated plastified unifilar diagrams, event and anomaly record books, forms, and instructions for services on the equipment, operation instructions, and standardized maneuvers.

• Existence of signaling and identification of equipment and clearances in the yards, although some of them are in need of revitalization, since they are partially faded away.

Visual conditions of the visited facilities do not show negligence or abandonment, but reflect the restrictions of maintenance and preservation resources faced by the concessionaire.

The pictures of the visited Substations are in Annex I.

2.4.3.3. MT/BT Networks

2.4.3.3.1.1. Loading levels

The loading levels of MT and BT were assessed based on the loading of the supplies and the distribution transformers.

The information provided by CELG D based on loading calculations made by SGT from the installed capacity of the transformers.

The table below presents the situation of the supplies:

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Table 72: Loading of Supplies Source: CELG D

LOADING OF POWER SUPPLIES		
Load Range	Qty	% In relation to total
80-100%	79	7,81%
≥100%	33	3,26%
TOTAL	**112**	**11,07%**

One hundred and twelve supplies present loading over 80%, corresponding to 11.08% of the existing total. Such range over 80% comprehends the supplies that demand solutions in the short and medium run.

In relation to the transformers it may be observed in the table below that 11.78% of the transformers present loading over 80%.

Table 73: Loading of the Supplies Source: CELG D

LOADING OF TRANSFORMERS		
Load Range	Qty	% In relation to total
80-100%	12605	5,70%
≥100%	13439	6,08%
TOTAL	**26044**	**11,78%**

2.4.3.3.1.2. Voltage levels

The voltage in permanent regime in the connection points of the consumers to the system of the Distributors shall occur within certain ranges established in the regulation of the sector through the Distribution Procedures – PRODIST, specifically in its module 8, section 8.1 – Product Quality.

In this module, the voltage variation values accepted in the Proper, Precarious, and Critical rants are defined.

It is also defined the indicators of duration index related to the transgression to the precarious voltage (DRP) ADN to the critical voltage (DRC). Such indicators are assessed through voltage measurements performed by the concessionaire in consuming units to serve the consumers' complaints and following a quarterly sampling plan defined by ANEEL through raffle of consuming units made by the agency. The two indicators have maximum limits, which when exceeded will result in financial compensations to the consumers through the energy bill.

From the set of voltage measurements of the units of a given sample consumers are cleared also DRPE indicators and DRCE, respectively relative duration of transgression to precarious equivalent and Duration Voltage On transgression for Critical Voltage equivalent. These indicators represent the deviations of equivalent voltage of the sample and are disseminated periodically in ANEEL's web site.

In the period of 2010-2015, CELG D did not pay compensations to consumers by extrapolation limits of DRP - Duration relating the transgression to precarious Voltage and DRC - Duration relating the transgression for Critical Voltage , according to the table below:

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Compliance indicators of the voltage level in permanent regime				
Midwest region				
CELG-D				
Year	DRCE	DRPE	Amount of compensation paid	Compensation value (R$)
2015	0,01	0,25	0	0,00
2014	0,01	0,23	0	0,00
2013	0,00	0,05	0	0,00
2012	0,00	0,04	0	0,00
2011	0,00	0,09	0	0,00
2010	0,00	0,14	0	0,00

In the same period, ENERGISA Mato Grosso – EMT, acting in the close concession area paid the following compensations:

Compliance indicators of the voltage level in permanent regime				
Midwest region				
Energisa Mato Grosso				
Year	DRCE	DRPE	Amount of compensation paid	Compensation value (R$)
2015	0,13	0,66	827	269.661,59
2014	0,03	3,09	766	310.547,62
2013	0,17	4,98	287	263.455,25
2012	0,02	4,44	270	184.535,36
2011	0,03	4,80	278	60.352,51
2010	0,02	4,13	0	0,00

The data does not mean, however, that CELG D does not have investments to realize to solve voltage problems. The information provided by CELG D based on SGT voltage calculations from the installed capacity of the transformers indicate that 419 supplies present voltage drop over 5%, representing 41% of the total.

2.4.4. Main critical points

The visual inspections and the analysis of the information provided by CELG D indicate the existence of critical points in MT and BT networks, result of long period with low investment in preventive maintenance and improvements in the networks.

In the MT networks, CELG D has attempted to implement in the new expansions and refurbishment in the standard of Protected Air Networks in MT and Isolated Air Networks in BT, but the existing percent in such new standard is still small: 20.7% in BT and 0.59% in MT.

The concrete poles represent more than 95% of the total installed and the other ones are items to be replaced by the poor preservation state and questions related to the safety in the work.

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POSTS BY TYPE				
Description	CONCRETE	WOOD	RAIL	TOTAL
Qty	2.070.225	121.197	3.432	2.194.854
%	94,32%	5,52%	0,16%	100,00%

A critical point that calls attention is the great amount of connections of BT network to the Standards of input of the consumers made in a precarious manner, with great presence of "plows"(The simple way to amendment of cables without employment of connectors).

Such situation results in high number of interruptions in the supply of power to individual consumers for failures in the connection of the pole to the gutter. Such interruptions has low reflex in DEC and FEC, but demand significant resources of the field teams to meet the consumers' complaints.

2.4.4.1.1. Performance of the Electric System

Following, it is described, in a brief manner, the main problems faced by CELG D to serve its concession area. In the sequence, it is analyzed the performance in terms of the continuity indicators checked.

2.4.4.1.2. Main problems per region of Celg D

For the purposes of management, the concessionaire divides its concession area in the following geo-electric regions:

- North Region (Porangatu and Itapaci)
- Northeast Region (Iaciara)
- West Region (Iporá e Goiás)
- Middle-North Region (Anápolis)
- East Region (Águas Lindas, Luziânia, Formosa and surrounding Brasília)
- Metropolitan Region (Grande Goiânia)
- South Region (Morrinhos and Catalão)
- Southwest Region (Rio Verde)

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Figure 47: Geoelectric Regions of Celg D

NORTE
NORDESTE
CHESP
CENTRO-NORTE
OESTE
LESTE
METROPOLITANA
SUL
SUDOESTE

It is briefly described the problems that affect the proper service to the supply of power to the consumers of the concession area of Celg D, per region:

North Region

- Low voltage levels due to the existence of long radial circuits;
- Difficulties to support the future growth of loads of the region;
- Overload on equipment and facilities;
- Problems in the service to Niquelândia, Itapaci, Uruaçu, and Formoso (restriction to the connection of new loads, unsatisfactory levels of voltage, low continuity indexes of service).

Northeast Region

- Difficulties for supply to irrigators;
- Difficulties for surplus generation flow, with significant volume of electric losses;
- Problems in the service to Iaciara, Itiquira, Planaltina, São João D'Aliança, Flores de Goiás (restriction to connection of new loads, unsatisfactory voltage levels, low service continuity indexes).

Metropolitan Region

- Overloads in several transformers and difficulties for rearrangement of loads;
- High loading of the Distribution Lines at High Voltage (LDAT) 138 kV;
- Low power factor;
- Low voltage levels in some substations/sub-regions;
- Restrictions for connection of new loads;

West Region

- Depletion of resources of voltage control (Itapaci, Itapuranga, Goiás, Fazenda Canadá, Britânia, Aruanã);
- Depletion of LDAT 69 kV Inhúmas-Itaberaí;
- Overload in transformation 138/69 – Jussara;

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• Problems in the service to several cities – Montes Claros, Paraúna, Ponte de Pedra, Cezarina, Indiara, Varjão, Anicuns, Nazário (restriction to the connection of new loads, unsatisfactory voltage levels, low service continuity levels).

Middle-North Region

• Depletion of transformation capacity of the SE of Anápolis;

• Difficulty to voltage control in Corumbá;

• Problems in the service to Goianópolis, Pirenópolis, Abadiânia, and Silvânia (restriction to connection of new loads, unsatisfactory voltage levels, low continuity levels of service).

South Region

• High loading in the circuits of 69 kV;

• Low voltage levels;

• Restrictions for release of new loads;

• Seasonality and growth of load of the region of Caldas Novas.

Southwest Region

• Overload in transformers;

• Located depletion of the 34.5-kVnetwork;

• Problems in the service to Rio Verde, Mineiros, and Santa Helena (restriction to the connection of new loads, unsatisfactory voltage levels, low service continuity levels).

• Restrictions to connections of irrigators in Acreúnas, Caçu, and Quirinópolis.

East Region

• Low voltage levels;

• Depletion of the 34.5-kV network to serve irrigators;

• Great urban expansion of the cities surrounding Brasília;

• Low service continuity levels;

• Repressed demand;

• Overloads in transformers;

• Problems in the service to Águas Lindas, Luziânia, Pamplona, Cristalina, and Santo Antônio do Descoberto (it with total depletion of the existing resources).

2.4.4.1.3. Performance analysis

The problems listed in the previous item are reflected in the concessionaire’s continuity indexes. The performance of the electric system of CELG D has showed to be precarious in the last few years, with results of duration and frequency of interruptions that extrapolate a much the regulatory limits.

The evolution of TMAE, DEC, and FEC shows a progressive worsening in the performance of the electric system. Such subject will be detailed in depth in the chapter Quality.

The information obtained indicate the following as the main causes of this worsening:

• Low investment level indicated in the period in maintenance, expansion, and improvement in AT, MT, and BT, generating several points of narrowing in the electric system and insufficient repositioning of assets;

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- Centralization of the dispatch activities of MT and BT in Goiânia from 2012, generating overload to COD operations and significant increase of the times of preparation of the teams.
- Change in the methodology of data gathering

The figures below present the participation of several components of the electric system in the DEC and FEC indexes in 2014 and 2015 (up to July), indicating the components that shall be the main focus of the improvement actions:

AT
12%
Extermo
1%
Tronco
23%
Unidade
Consumidora
1%
Rede Secundária
13%
SE MT
13%
Derivação
37%

Unidade
Consumidora
1%
AT
9%
Extermo
1%
Rede
Secundária
10%
Tronco
51%
Derivação
27%
SE MT
1%

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Extermo
5%
Tronco
32%
AT
28%
Unidade
Consumidora
0%
SE MT
11%
Rede
Secundária
8%
Derivação
16%

Extermo
3%
AT
28%
Tronco
50%
Unidade
Consumidora
0%
Rede
Secundária
6%
Derivação
12%
SE MT
1%

In early 2015, ANEEL determined that CELG D prepared a Result Plan that would allow to revert the deterioration situation of the performance, in order to make it available the convergence of DEC and FEC values to the regulatory limits and the improvement of the satisfaction index – IASC up to 2017. Also the economical-financial sustainability conditions of the company should be reached in the same period.

Considering the technical and economical-financial unfeasibility of achieving within two years the established goals and after negotiations of CELD D with ANEE, an agreement was reached that the convergence of the duration and frequency indicators of interruptions would occur up to 2019. The Result Plan was delivered to the Regulatory Agency in April this year considering such premise.

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It is easy to notice that the challenge imposed to CELG D so that it is able to comply with the directions above, especially of DEC, is very great. The Result Plan points out the actions required to reach the proposed purposes, which may be grouped in three great axles:

• Expressive investment program in the period of five years, 2015-2019, especially comprehending expansion and improvements in AT and MT, aiming at solving the most critical problems of overload and voltage level, repressed demand and renewal of assets. It is important to highlight that the works of capacity increase and new facilities also have significant reflexes on the performance of the electric system, upon reducing the failure rates and allowing greater flexibility in the system operation.

• Structural changes in the contracting forms of the companies providing services to emergencies and commercial services, which will become to make the dispatch of the BT emergency services, will work with multifunctional teams, and will be compensated for performed services and not more for Hh. The purposes are to release the dispatch of the teams by COD to the MT emergencies, reducing the preparation time, and at the same time increasing the productivity of the field teams from 3 to 4 services/day to 7 services/day. The multifunctionality contributes to increase the productivity of the teams and reduce the times of service to emergencies. The impact expected in the reduction of TMAE – Average Time of Emergency Services is expressive, with direct reflexes in the DEC reduction.

• Revision of the coordination of the protection of MT networks, with implementation of more reclosers of network, removal, and repositioning of fuse switches and knife switches. The current problems resulting from the lack of coordination of the protection have strong impacts on DEC, upon causing that interruptions that would be momentaneous become sustained and increasing the area and the number of affected consumers in each supply interruption.

Anyway, such actions will demand an effort with no precedents in CELG in terms of investments and improvement of processes within a period of five years, essential so that such DEC and FEC goals are reached.

2.4.5.	Required investments in the distribution system within 30 years

The solution of the problems Celg D faces to meet the consumers’ needs in its concession area demands, among other measures, the execution of several works that convert into an expressive volume of investments.

2.4.5.1.	Investments proposed by Celg D for the period of ten years (2015 to 2024)

To meet the determinations of ANEEL and the commitments of conduct adjustments executed by the concessionaire, a Result Plan was developed, comprehending a period of two our four years, containing the related actions and resources associated with the improvement of the quality indexes of service, among others. The two terms informed refer, the first, to the term initially established by the Agency, and the second, to the term required by the concessionaire (which justifications were accepted by the Agency).

Such programs enter and are contained in the Distribution Development Plan (PDD), required from the distributors in the Distribution Procedures, covering a period of ten years ahead.

Supplementary to such resources, the concessionaire lists additional programs, comprehending obligations of universalization of service and resources required of automation of networks and for maintenance of substations – acquisition of mobile SEs.

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Concatenating all such information, in tables of Annex J, summarized in the following tables, all annual investment programs proposed by the concessionaire are listed, which are associated with the problems previously described, covering a period of ten years.

It is important to note that it was not possible to establish, with the concessionaire's information, a direct relationship of such proposed programs with growth variables normally deployed in planning of such kind, as market (MWh) and demand (MW), number of consumers, extension of AT/MT/BT network.

Also note that the investment list of 2015 considers works that already started up or are in progress on this date.

Table 77: Distribution Development Program Source: CELG D

Programa de Desenvolvimento de Distribuição						
Ano		2015	2016	2017	2018	2019
Expansão		231.594.790,58	303.833.476,99	307.312.575,14	352.524.541,90	345.887.399,41
AT	LT's	62.429.522,34	59.744.263,58	38.013.597,29	88.173.485,83	148.298.059,42
	SE's	110.526.646,66	160.158.720,00	191.226.462,39	194.372.861,12	134.117.781,00
	subtotal - AT	172.956.169,00	219.902.983,58	229.240.059,68	282.546.346,95	282.415.840,42
MT	LD's	4.285.700,00	21.776.178,50	14.289.109,00	9.076.810,50	3.799.501,00
	SD's 34,5 kV	2.982.476,95	9.372.999,90	8.304.696,00	7.404.958,00	7.292.309,00
	REDE MT	13.766.795,62	13.795.411,01	13.765.331,62	14.218.225,00	14.793.262,00
BT	REDE BT	37.603.649,01	38.985.904,00	41.713.378,84	39.278.201,45	37.586.486,99
	subtotal - MT+BT	58.638.621,58	83.930.493,41	78.072.515,46	69.978.194,95	63.471.558,99
Melhoria		92.666.609,97	108.713.795,62	103.616.139,38	72.233.565,51	74.610.432,23
AT	REDE AT	7.985.017,00	49.582.595,00	58.553.670,00	25.563.836,00	29.878.210,00
	subtotal - AT	7.985.017,00	49.582.595,00	58.553.670,00	25.563.836,00	29.878.210,00
MT	REDE MT	71.202.344,22	45.220.278,00	29.448.722,52	33.979.897,50	34.251.741,49
BT	REDE BT	13.479.248,75	13.910.922,62	15.613.746,86	12.689.832,01	10.480.480,74
	subtotal - MT+BT	84.681.592,97	59.131.200,62	45.062.469,38	46.669.729,51	44.732.222,23
TOTAL - PDD		324.261.400,55	412.547.272,61	410.928.714,52	424.758.107,41	420.497.831,64

Programa de Desenvolvimento de Distribuição						
Ano		2020	2021	2022	2023	2024
Expansão		306.429.555,76	308.683.750,56	314.098.937,26	312.700.196,45	315.708.739,76
AT	LT's	88.548.390,00	55.286.437,06	97.984.631,00	108.794.899,42	57.015.819,88
	SE's	155.152.530,50	191.323.076,00	154.567.527,00	142.817.498,00	197.968.918,00
	subtotal - AT	243.700.920.50	246.609.513.06	252.552.158.00	251.612.397.42	254.984.737.88
MT	LD's	3.888.425,49	3.985.434,03	4.090.526,61	4.187.535,14	4.286.844,28
	SD's 34,5 kV	7.461.019,40	7.656.250,48	7.858.440,20	8.047.150,60	8.240.392,64
	REDE MT	15.391.555,60	16.014.046,38	16.661.712,96	17.335.573,55	18.036.687,52
BT	REDE BT	35.967.634,77	34.418.506,61	32.936.099,50	31.517.539,74	30.160.077,44
	subtotal - MT+BT	62.728.635,26	62.074.237,50	61.546.779,26	61.087.799,03	60.724.001,88
Melhoria		73.979.786,21	72.121.427,35	66.032.342,12	65.453.125,99	59.484.610,50
AT	REDE AT	30.609.408,00	30.057.078,00	25.219.834,00	25.839.829,00	21.019.384,00
	subtotal - AT	30.609.408,00	30.057.078,00	25.219.834,00	25.839.829,00	21.019.384,00
MT	REDE MT	33.052.930,54	31.896.077,97	30.779.715,24	29.702.425,21	28.662.840,32
BT	REDE BT	10.317.447,07	10.168.271,38	10.032.792,88	9.910.871,78	9.802.380,18
	subtotal - MT+BT	43.370.378,21	42.064.349,35	40.812.508,12	39.613.296,99	38.465.226,50
TOTAL - PDD		380.409.341,97	380.805.177,92	380.131.279,39	378.153.322,45	375.193.350,26

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Figura 52: Additional investments Source: CELG D

Additional investments	2015	2016	2017	2018	2019
EXPANSION	**51.242.351**	**93.755.151**	**140.983.878**	**87.444.504**	**92.754.767**
Rural Electrification PLPt + Universal	42.749.811	83.776.350	129.308.681	73.784.523	76.772.590
CDE	10.307.460	26.145.129			
Financing (RGR)	5.598.604	13.557.611			
My home, my life	8.492.540	9.978.801	11.675.197	13.659.980	15.982.177
IMPROVEMENT	**-**	**41.600.000**	**41.600.000**	**24.600.000**	**24.600.000**
Acquisition of SES MOVE AT		12.000.000	12.000.000		
Acquisition of SES MOBILE MT		5.000.000	5.000.000		
Network automation		24.600.000	24.600.000	24.600.000	24.600.000
TOTAL - Additional Investments	**51.242.351**	**135.355.151**	**182.583.878**	**112.044.504**	**117.354.767**

Additional investments	2020	2021	2022	2023	2024
EXPANSION	**76.484.118**	**23.714.700**	**23.240.406**	**22.775.598**	**22.320.086**
Rural Electrification PLPt + Universal	57.784.971	23.714.700	23.240.406	22.775.598	22.320.086
CDE					
Financing (RGR)					
My home, my life	18.699.147				
IMPROVEMENT	**24.600.000**	**-**	**-**	**-**	**-**
Acquisition of SES MOVE AT					
Acquisition of SES MOBILE MT					
Network automation	24.600.000				
TOTAL - Additional Investments	**101.084.118**	**23.714.700**	**23.240.406**	**22.775.598**	**22.320.086**

Investimentos em Prédios e Frota				
	2016	2017	2018	2019
Adequação de prédios	2.000.000,00			
Complementação de obras do projeto CFTV	1.850.000,00	3.250.000,00		
Reforma CTN Ferroviário	70.000,00			
Construção novo Centro Treinamento		1.700.000,00		
Reforma do DD-DPCT	450.000,00			
Reformas gerais		1.200.000,00	1.200.000,00	1.200.000,00
Recuperação ambiental e infraestrutura Almoxa	600.000,00	600.000,00		
Reestruturação da SPLS			4.250.000,00	4.250.000,00
Subtotal Prédios	**4.970.000,00**	**6.750.000,00**	**5.450.000,00**	**5.450.000,00**
Guincho para Suprimento e Logística	1.500.000,00			1.500.000,00
12 caminhões	2.600.000,00	3.200.000,00		
01 empilhadeira		120.000,00		
01 guindaste 60 ton		890.000,00		
01 guindaste 100 ton			1.650.000,00	
Subtotal Frota	**4.100.000,00**	**4.210.000,00**	**1.650.000,00**	**1.500.000,00**

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2.5. Quality

In this chapter, focus is put on the description of the current situation of the service quality of CELG D, as well as on the presentation of its plans in the future.

For such, in first place, the several indicators used by ANEEL for the service assessment are described. Then, it was approached the results of "ANEEL Index of consumer's satisfaction" (IASC) and the "Satisfaction Research of the Urban Residential Consumer" developed by ABRADEE.

Since CELG D presents a critical situation in such matter, it was necessary to include the document called "Result Plan", prepared by the company, to present the plans and actions to develop to reach the quality in the terms the Regulator requires, in the point of view of the distributor.

2.5.1. Service quality

At the time of talking about the quality of the power energy distribution service, the first step is to know the regulamentation the regulator applies, according to the case. Thus, and in the case of Brazil, Module 8 of PRODIST[2] establishes the procedures related to the quality of the electric power, approaching the quality of the product and the service provided.

The quality of the services provided comprehends the assessment of the interruptions in the supply of electric power. In such aspect, two types of indicators are highlighted:

1. *Indicators of time of service to the emergency events:*
   - TMP, TMD, TME, TMAE.
2. *Indicators of continuity of the service to the emergency events:*
   - Individual: DIC, FIC, and DMIC.
   - Collective: DEC and FEC.

Following such indicators will be explained, as well as the historical values thereof for CELG D will be showed.

2.5.1.1. Indicators of time of service to emergency events

According to ANEEL standard, the distributor shall have systems of emergency services, accessible to the consumers, so that they present their complaints and problems related to the electric power distribution service, without prejudice of the deployment of other forms of automatic sensing of the network.

Module 8 of PRODIST resolves that the distributor shall assess the following indicators of time of service to emergency events:

- ***TMP:*** *Average Preparation Time:* it measures the efficiency of the communication means, dimensioning of the teams and flows of information of the Operation Centers.
- ***TMD:*** *Average Displacement Time*: it measures the efficacy of the geographic location of the maintenance and operation teams.
- ***TME:*** *Average Execution Time*: it measures the efficacy of the re-establishment of the distribution system by the maintenance and operation teams
- ***TMAE:*** *Average Time of Service to Emergencies*, calculated with the following formula:

$$TMAE = TMP + TMD + TME$$

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In addition to such indicators, it is defined the *Percentage of the number of emergency events with interruption of power* (**PNIE**), using the following equation:

$$PNIE = NIE / n * 100$$

The following graph details the annual TMAE evolution in minutes within the period 2012-2014 to CELG D. Note that TMAE presents a trend to drop, since in 2014 the recorded value was 217.2 minutes, being 9% under the value recorded in 2013 (347.1 minutes). However, it reaches a reduction even greater if compared to 2012 (-11% in the period).

Figure 54: TMAE (minutes) - Source: CELG D

400,0
350,0
300,0
250,0
200,0
150,0
100,0
50,0
0,0
357,1
347,1
317,2
40,6
40,0
276,5
46,0
41,9
259,3
41,1
43,2
232,9
2012
2013
2014
TME
TMD
TMP

Out of TMAE demonstrated to 2014, 73% (232.9 minutes) correspond to TMP, 14% (43.2 minutes) to TMD and the remaining 13% to TME (41.1 minutes). Such trend maintains in the two analyzed terms, indicating that the Average Preparation Time has a very important weight in the definition of the indicator. The following table exhibits the evolution of the indicators and the annual growth recorded to each of them.

TMAE (minuts)	2012	2013	2014
TMAE	357,1	347,1	317,2
TMD	40,0	41,9	43,2
TME	40,6	46,0	41,1
TMP	276,5	259,3	232,9

Annual Growth	2012	2013	2014
TMAE	42,8%	-3%	-9%
TMD	-1,1%	5%	3%
TME	21,1%	13%	-11%
TMP	57,0%	-6%	-10%

On the other side, PNIE indicator is defined, which establishes the relationship between the number of emergency events with electric power interruption (NIE) and the number of emergency events checked in the set of consuming unit, within the assessment period considered (n). Next, the table quantifies the data used to obtain the indicator.

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	2012	2013	2014
NIE	340.505	303.297	325.868
Nº Events	519.726	545.465	579.202
PNIE	65,5%	55,6%	56,3%
% Growth		-15,1%	1,2%

In 2014, 579,202 emergency events were recorded in the set of consuming units, out of which 325,868 were with electric power interruption. From the relationship between such two values, PNIE indicator is obtained, meaning to the said year the value of 56.3$. It means that, at least, one of every two events represented interruption in the power supply.

However, note that TMAE, the trend of PNIE is descending. In 2014, it was recorded an increase in the order of 1.% in relation to 2013, but when compared to 2012, a reduction of approximately 14% was recorded, as the following figure demonstrates:

Figure 55: PNIE Evolution in %. Source: CELG D

100,0%
80,0%
60,0%
40,0%
20,0%
0,0%
65,5%
55,6%
56,3%
2012
2013
2014

2.5.1.2. *Indicators of continuity of the power distribution service*

Module 8 of PRODIST defines that, through the control of the interruptions, from the calculation and disclosure of the service continuity indicators, the distributors, the consumers, and ANEEL may assess the quality of the provided service and the performance of the electric system. For such, two types of indicators are defined:

- *Individual continuity indicators*
  - **DIC**: Duration of Individual Interruption per Consuming Unit or per Connection Point.
  - **FIC**: Frequency of Individual interruption per Consuming Unit or per Connection Point.
  - **DMIC**: Maximum Duration of Continuous Interruption per Consuming Unit or per Connection Point.
  - **DICRI**: Duration of the individual interruption occurred in a critical day per consuming unit or connection point.

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- *Indicators of continuity of set of consuming units*[3]
  - **DEC:** Equivalent Duration of Interruption per Consuming Unit, expressed in hours and hundredths of hour:

$$DEC = \frac{\sum_{i=1}^{Cc} DIC(i)}{Cc}$$

  - **FEC:** Equivalent Frequency of Interruption per Consuming Unit, expressed in number of interruptions and hundredths of the number of interruptions:

$$FEC = \frac{\sum_{i=1}^{Cc} FIC(i)}{Cc}$$

where:

i = index of consuming units serve in invoiced BT or MT of the set;

Cc = total number of invoiced consuming unit of the set in the assessment period, served at BT or MT.

The continuity indicators of set of consuming units and individual consuming units shall be assessed considering the long-duration interruptions.

For assessment of DEC and FEC indicators, it shall be considered the long-duration interruptions, having to be segregated in the following indicators:

- DECxp and FECxp: DEC or FEC due to interruption of origin external to the distribution system and scheduled, not occurred in critical day;
- DECxn and FECxn: DEC or FEC due to interruption of origin external to the distritbution system and not scheduled, not occurred in critical day;
- DECip and FECip: DEC or FEC due to interruption of origin internal to the distribution system and scheduled, not occurred in critical day;
- DECind and FECind: DEC or FEC due to interruption of origin internal to the distribution system, not scheduled and may not be expurgated.

Then, ANEEL defines maximum values of DEC and FEC per set of consuming unit, as well as per each distributor of the country, called limit or standard DEC and FEC.

The following table presents values resulting from the FEC and DEC indicators assessed to CELG D, in the time period since 2008 until 2014. Additionally, the limit value for each year is made available, as well as Brazil value, with the purpose of being able to assess and perform the performance of the distributor.

Indicators		2008	2009	2010	2011	2012	2013	2014
DEC	Celg D Assessed	23,43	24,9	20,84	22,27	35,72	40,03	40,4
	Celg D Limit	20,73	20,15	19,39	18,74	17,94	17,29	16,63
	Brazil	16,65	18,77	18,42	18,5	18,66	18,26	17,61
FEC	Celg D Assessed	21,05	20,72	16,03	18,51	24,21	26,24	27,24
	Celg D Limit	21,69	20,61	19,16	18,51	17,68	16,76	15,51
	Brazil	11,37	11,72	11,31	11,18	11,11	10,49	9,94

[3] The set of consuming units is defined per Distribution Substation (SED)

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Regarding the assessed DEC of CELG D, it is always clear that it has been the greater value of LimitDEC established by the Regulator. However, note that in 2012 it has a sudden growth, in the order of 60% in relation to 2011. Then, to 2013 and 2014, the value of 40 was maintained, while the limit value for 2014 is 16.63 (2.4 times greater).

On the other side, FEC index presented best results in comparison to the standard in 2008, 2010, and 2011 (to the year of 2009 it was greater only at 0.11 points). However, since 2012, the indicator had a strong increase, reaching the 24.21 interruptions per consuming unit a year. See that the trend of the assessed FEC of CELG D is increasing, although the regulatory value is decreasing as the years pass by. Finally, to 2014, the FEC value of the company was 24.24, being the regulatory value of 15.51 (1.75 times greater).

Then, two graphs were designed to compare the DEC and FEC levels assessed versus the regulatory limit established by ANEEL.

40
30
20
10
0
20,7
20,2
19,4
18,7
17,9
17,3
16,6
23,4
24,9
20,8
22,3
35,7
40,0
40,4
2008
2009
2010
2011
2012
2013
2014
Assessed DEC
Limit DEC

30
25
20
15
10
5
0
21,7
20,6
19,2
18,5
17,7
16,8
15,5
21,1
20,7
16,0
18,5
24,2
26,2
27,2
2008
2009
2010
2011
2012
2013
2014
Assessed FEC
Limit FEC

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On the other side, it is performed the DEC and FEC values assessed per set of consuming units to 2014. Such disaggregation is important since it allows to identify those units that are critical to CELG D. Thus, the focus is on the works to improve the quality thereof and, as consequence, the company's global quality.

Note that the green cells highlight those values of DEC and FEC that respected the limits set forth by ANEEL, also detailed in the following table.

Set of Consuming Units	DEC		FEC	
	Assessed	Limit	Assessed	Limit
ACREUNA	56,96	16,0	44,82	13,0
AEROPORTO S1	11,1	11,0	13,68	11,0
AEROPORTO S2	7,26	8,0	7,27	7,0
AEROPORTO S3	7	7,0	11,51	7,0
AGUAS LINDAS DE GOIAS S1	30,33	17,0	17,85	16,0
AGUAS LINDAS DE GOIAS S2	55,19	26,0	36,09	25,0
ALEXANIA	50,97	18,0	47,45	16,0
ALTO BURITI	27,19	13,0	11,69	13,0
ANAPOLIS UNIVERSITARIO S1	25,07	14,0	19,29	12,0
ANAPOLIS UNIVERSITARIO S2	11,01	10,0	10,63	11,0
ANHANGUERA	33,8	11,0	24,67	10,0
ANICUNS	64,97	20,0	78,53	26,0
ARACU	132,03	21,0	50,2	23,0
ARAGARCAS	21,15	15,0	23,48	25,0
ARENOPOLIS	83,58	27,0	29,37	22,0
ARUANA	44,4	22,0	43,78	24,0
ATLANTICO S1	19,28	10,0	18,96	10,0
ATLANTICO S2	16,79	11,0	12,41	10,0
ATLANTICO S3	15,21	11,0	13,92	10,0
BARRO ALTO	137,03	28,0	35,06	21,0
BELA VISTA S1	29,3	23,0	17,98	14,0
BELA VISTA S2	76,83	23,0	36,86	18,0
BOM JARDIM	52,36	26,0	29,23	25,0
BOM JESUS DE GOIAS	40,88	15,0	45,79	15,0
BRITANIA	143,47	45,0	62,72	35,0
CABRIUVA S1	26,59	10,0	18,43	11,0
CABRIUVA S2	183,28	12,0	51,02	15,0
CACHOEIRA ALTA	55,77	22,0	42,35	21,0
CACHOEIRA DOURADA	55,63	20,0	26,5	13,0
CAIAPONIA	97,73	26,0	35,01	21,0
CALDAS NOVAS S1	34,31	26,0	17,05	27,0
CALDAS NOVAS S2	18,18	10,0	14,98	16,0
CAMPINAS S1	14,25	10,0	13,8	8,0
CAMPINAS S2	18,08	10,0	13,06	10,0
CAMPINORTE	55,08	26,0	23,11	18,0
CAMPO ALEGRE DE GOIAS	55,65	21,0	22,38	14,0
CARAJAS	33,64	14,0	17,96	12,0
CATALAO S1	46,08	26,0	22,84	22,0
CATALAO S2	11,15	15,0	8,38	13,0
CEPAIGO S1	42,19	22,0	21,88	18,0
CEPAIGO S2	61,81	22,0	38,8	28,0
CEZARINA	49,85	28,0	29,82	30,0
CHAPADAO DO CEU	54,38	20,0	56,07	32,0
CORUMBA	64,52	16,0	35,29	16,0
CRISTALINA S1	49,82	22,0	30,52	16,0
CRISTALINA S2	147,78	23,0	58,19	17,0
CRISTIANOPOLIS	42,02	30,0	19,21	19,0
DAIA S1	35,0	21,0	23,11	20,0
DAIA S2	84,24	21,0	48,51	20,0
EDEIA	65,91	32,0	36,46	26,0
FAB. CIM. ITAU	89,08	16,0	33,96	14,0
FERROVIARIO S1	24,95	13,0	24,3	11,0
FERROVIARIO S2	26,94	10,0	22,58	11,0
FERROVIARIO S3	22,63	11,0	23,33	12,0
FIRMINOPOLIS S1	39,26	20,0	20,3	20,0
FIRMINOPOLIS S2	87,3	23,0	43,22	18,0
FLORES DE GOIAS	106,48	28,0	69,47	23,0
GOIANESIA S1	157,09	32,0	75,29	25,0
GOIANESIA S2	20,21	15,0	19,88	14,0
GOIANIA LESTE S1	20,53	10,0	19,12	10,0
GOIANIA LESTE S2	15,58	10,0	15,53	10,0
GOIANIA LESTE S3	13,29	10,0	10,31	9,0
GOIANIRA	29,95	19,0	23,62	19,0
GOIAS	68,67	23,0	53,74	20,0
GOIATUBA S1	61,68	21,0	26,43	19,0
GOIATUBA S2	25	14,0	24,24	14,0
GOYA S1	23,47	15,0	13,43	15,0
GOYA S2	19,9	15,0	12,03	15,0
GUAPO	77,09	24,0	47,92	20,0
IACIARA S1	32,67	24,0	36,37	28,0
IACIARA S2	61,9	30,0	61,57	36,0
INDEPENDENCIA S1	27,55	13,0	24,79	12,0
INDEPENDENCIA S2	24,09	13,0	21,84	12,0
INHUMAS S1	102,29	27,0	68,06	26,0
INHUMAS S2	55,33	14,0	31,23	15,0
IPAMERI	36,57	11,0	22,05	12,0
IPORA	48,04	21,0	27,6	19,0
ITABERAI S1	95,63	22,0	50,34	22,0
ITABERAI S2	57,65	22,0	37,69	15,0
ITAJA S1	122,77	26,0	55,55	29,0
ITAJA S2	77,12	22,0	47,68	26,0
ITAPACI	71,7	20,0	52,49	26,0
ITAPURANGA	101,41	23,0	68,6	25,0
ITIQUIRA	41,86	22,0	39,18	23,0
ITUMBIARA NOVA	15,26	13,0	16,85	12,0
ITUMBIARA VELHA S1	10,45	16,0	11,69	12,0
ITUMBIARA VELHA S2	138,31	17,0	36,78	13,0
JARAGUA	35,82	18,0	34,73	15,0
JATAI S1	188,93	39,0	60,81	34,0
JATAI S2	33,85	14,0	29,56	21,0
JATAI S3	19,13	12,0	21,49	21,0
JUNDIAI S1	17,06	11,0	14,48	10,0
JUNDIAI S2	12,18	11,0	11,53	10,0
JUSSARA	66,39	28,0	33,95	28,0
MARA ROSA	115,36	32,0	51,11	27,0
MARAJOARA	38,76	12,0	27,61	11,0
MATRINCHA	102,9	38,0	61,54	34,0
MEIA PONTE	32,9	12,0	21,64	11,0
MINACU	53,46	22,0	14,35	11,0
MORRINHOS	35,55	17,0	24,12	16,0
MOZARLANDIA	65,86	29,0	31,17	27,0
NEROPOLIS S1	74,76	14,0	42,04	13,0
NEROPOLIS S2	62,53	18,0	40,41	16,0
NIQUELANDIA	98,85	38,0	55,74	32,0
NOVA CRIXAS	136,18	29,0	47,14	23,0
NOVO PLANALTO	120,08	39,0	42,65	25,0
PACAEMBU	39,78	13,0	28,95	11,0
PADRE BERNARDO	114,92	23,0	45,14	16,0
PALESTINA	65,39	37,0	15,57	20,0
PALMEIRAS	63	20,0	30,52	19,0
PAMPLONA	143,76	32,0	68,96	27,0
PARANAIBA	23,7	17,0	10,25	8,0
PARQUE DAS EMAS	69,26	27,0	31,98	24,0
PETROLINA	39,05	15,0	28,01	15,0
PIRACANJUBA	33,81	12,0	52,21	28,0
PIRANHAS	27,97	14,0	30,54	12,0
PIRES DO RIO S1	21,24	22,0	16,42	16,0
PIRES DO RIO S2	82,08	22,0	40,16	16,0
PLANALTINA	47,11	19,0	40,52	18,0
PONTALINA	51,41	23,0	23,75	28,0
PORANGATU	60,92	24,0	46,82	21,0
QUIRINOPOLIS	33,04	17,0	28,51	14,0
REAL S1	30,73	11,0	23,23	10,0
REAL S2	17,72	9,0	18,12	10,0
RIO CLARO	86,37	18,0	40,77	17,0
RIO DOS BOIS	74,86	23,0	38,19	23,0
RIO VERDE S1	31,9	11,0	28,2	12,0
RIO VERDE S2	31,73	11,0	27,27	12,0
RIO VERMELHO	12,15	13,0	12,81	10,0
ROCHEDO	47,01	30,0	43,58	29,0
RUBIATABA	60,61	23,0	34,29	18,0
SANTA HELENA S1	82,15	23,0	47,23	17,0
SANTA HELENA S2	25,81	18,0	20,74	11,0
SANTA RITA DO ARAGUAIA	85,57	24,0	46,9	17,0
SANTA TEREZINHA	82,25	29,0	38,36	23,0
SAO DOMINGOS	114,46	25,0	95,34	16,0
SAO FRANCISCO DE GOIAS	68,8	23,0	29,86	17,0
SAO JOAO D ALIANCA	133,5	24,0	77,65	33,0
SAO LUIZ DOS MONTES BELOS	54,5	20,0	26,15	15,0
SAO MIGUEL DO ARAGUAIA	89,15	26,0	36,51	25,0
SENADOR CANEDO	34,4	22,0	26,98	19,0
SERRA DE CALDAS	21,39	12,0	16,24	12,0
SERRA DO OURO	58,37	29,0	31,44	21,0
TRINDADE	48,87	19,0	25,7	12,0
URUACU	65,09	19,0	35,61	17,0
URUTAI	71,62	36,0	30,61	25,0
VIANOPOLIS	85,18	26,0	44,14	22,0
VICENTINOPOLIS	54,75	19,0	27,58	20,0

TOTAL: 148

In the analysis year (2014) 148 sets of consuming unit under the administration of the concessionaire CELG D were recorded. Unfortunately, only six sets are within the limits of DEC established by ANEEL, which represents a deficit of 4.1% of the total.

On the other side, regarding the assessed FEC, only 12 sets respect the limits, that is, 8.1% of the sets of the total of consuming units of CELG D.

It is evident that the global situation of the quality of the company's service shall be improved. In the case of the assessed DEC, indicators were found that are 15 times greater (case CABRIUVA S2) than its regulatory value.

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In the case of the assessed FEC, it was recorded values of almost six times greater than the Standards (e.g., SÃO DOMINGOS). For such reason, improvement actions shall be executed soon.

DEC
Does not exceed 96,1%
Exceeds 3,9%
FEC
Does not exceed 92,5%
Exceeds 7,5%

2.5.1.2.1. *Global Continuity Performance – DGC*

The Indicator of Global Continuity Performance aims at comparing the performance of a distributor in relation to the other companies of the country. The indicator allows to assess the continuity level of the distributor (assessed values of duration and frequency of interruptions) in relation to the limits established to its concession area (limits determined by the authorizing resolutions of ANEEL).

DGC consists of the simple arithmetic average of the ratios between the assessed values and annual limits of DEC and FEC indicators. Every standard on the DGC indicator is forecast in Module 8 of PRODIST. Such indictor is published on an annual basis up to April, from 2011 on.

Next, the results of the service continuity ranking of 2014 are presented, which is divided into two groups: distributors of big and small size. The big distributors are those where the electric power market is greater than 1 TWh in the year, while the small distributors are those where the market is smaller or equal to such value. CELG D is part of the first of such groups.

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Ranking	DGC	Initial	Company	Region
1º	0,55	CPFL SANTA CRUZ	COMPANHIA LUZ E FORÇA SANTA CRUZ	SE
2º	0,58	COELCE	COMPANHIA ENERGÉTICA DO CEARÁ	NE
3º	0,69	CEMAR	COMPANHIA ENERGÉTICA DO MARANHÃO	NE
4º	0,7	EMG	ENERGISA MINAS GERAIS - DISTRIBUIDORA DE ENERGIA	SE
5º	0,75	CPFL-PAULISTA	COMPANHIA PAULISTA DE FORÇA E LUZ	SE
6º	0,76	EPB	ENERGISA PARAÍBA - DISTRIBUIDORA DE ENERGIA	NE
7º	0,77	BANDEIRANTE	BANDEIRANTE ENERGIA	SE
7º	0,77	CEMIG-D	CEMIG DISTRIBUIÇÃO	SE
7º	0,77	CPFL-PIRATININGA	COMPANHIA PIRATININGA DE FORÇA E LUZ	SE
7º	0,77	ELEKTRO	ELEKTRO ELETRICIDADE E SERVIÇOS	SE
11º	0,8	CELTINS	COMPANHIA DE ENERGIA ELETRICA DO ESTADO DO TOCANTINS	NO
11º	0,8	ENERSUL	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL	CO
13º	0,82	EEB	EMPRESA ELÉTRICA BRAGANTINA	SE
14º	0,83	ELETROPAULO	ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO	SE
15º	0,9	AME (1)	AMAZONAS DISTRIBUIDORA DE ENERGIA	NO
15º	0,9	ESCELSA	ESPÍRITO SANTO CENTRAIS ELÉTRICAS	SE
17º	0,91	COSERN	COMPANHIA ENERGÉTICA DO RIO GRANDE DO NORTE	NE
18º	0,92	CAIUÁ-D	CAIUÁ DISTRIBUIÇÃO DE ENERGIA	SE
19º	0,94	ESE	ENERGISA SERGIPE - DISTRIBUIDORA DE ENERGIA	NE
20º	0,96	CELESC-DIS	CELESC DISTRIBUIÇÃO	SU
21º	0,99	CEMAT (1)	CENTRAIS ELÉTRICAS MATOGROSSENSES	CO
22º	1,01	COELBA	COMPANHIA DE ELETRICIDADE DO ESTADO DA BAHIA	NE
22º	1,01	COPEL-DIS	COPEL DISTRIBUIÇÃO	SU
24º	1,03	AES-SUL	AES SUL DISTRIBUIDORA GAÚCHA DE ENERGIA	SU
25º	1,04	RGE	RIO GRANDE ENERGIA	SU
26º	1,05	CERON (1)	CENTRAIS ELÉTRICAS DE RONDÔNIA	NO
27º	1,11	CELPE	COMPANHIA ENERGÉTICA DE PERNAMBUCO	NE
28º	1,16	CELPA (1)	CENTRAIS ELÉTRICAS DO PARÁ	NO
28º	1,16	LIGHT	LIGHT SERVIÇOS DE ELETRICIDADE	SE
30º	1,25	CEB-DIS	CEB DISTRIBUIÇÃO	CO
31º	1,28	CEPISA (2)	COMPANHIA ENERGÉTICA DO PIAUÍ	NE
32º	1,39	AMPLA	AMPLA ENERGIA E SERVIÇOS	SE
33º	1,73	CEEE-D	COMPANHIA ESTADUAL DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA	SU
34º	1,87	CEA (1)	COMPANHIA DE ELETRICIDADE DO AMAPÁ	NO
35º	1,97	CEAL	COMPANHIA ENERGÉTICA DE ALAGOAS	NE
36º	2,09	CELG-D	CELG DISTRIBUIÇÃO	CO

(1) – distributors that supply loads located in individual electric systems – **not** connected to SIN.

(2) – distributors with collection process and assessed of the continuity indicators **not** certified.

For the last analyzed year, see that the situation of CELG D is critical, occupying the last position of the ranking, (no. 36, with an indicator of 2.09). The first place of the ranking is occupied by CPFL Santa Cruz, with a score of 0.55, that is, 2.8 times greater than CELG D.

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2,5
2
1,5
1
0,5
0
CPFL SANTA CRUZ
COELCE
CEMAR
EMG
CPFL-PAULISTA
EPB
BANDEIRANTE
CEMIG-D
CPFL-PIRATININGA
ELEKTRO
CELTINS
ENERSUL
EEB
ELETROPAULO
AME (1)
ESCELSA
COSERN
CAIUÁ-D
ESE
CELESC-DIS
CEMAT (1)
COELBA
COPEL-DIS
AES-SUL
RGE
CERON (1)
CELPE
CELPA (1)
LIGHT
CEB-DIS
CEPISA (2)
AMPLA
CEEE-D
CEA (1)
CEAL
CELG-D

According to the evolution of DGC indicator of CELG D, see that it has been increasing since 2012 the annual rates of 15.5% for the year of 2013, and 7.7% in 2014. However, including for the previous years, CELG D presented lower indicators, it was always in the last positions in the comparative tables.

Table 83: DGC Evolution of CELG D - Source: ANEEL

	2012	2013	2014
DGC	1,68	1,94	2,09
Growth (%)		15,5%	7,7%

2.5.1.3. Compensations to the violations of the individual indicators

ANEEL provides in Module 8 of PRODIST the regulation related to the compensations. It is established that in the event of violation of the limit of individual continuity of DIC, FIC, and DMIC indicators in relation to the assessment period, the distributor shall calculate the compensation to the consumer, and perform the credit in the invoice, within two months after the assessment period.

In the event of violation of the individual continuity limit of DICRI indicator, the distributor shall calculate the compensation to the consumer of the distribution system, including those connected in DIT, and perform the credit in the invoice, presented within two months after the occurrence month of the interruption.

Following, it is detailed the values and quantity of compensations happened a year, as also the total value CELG D had to pay thereof. Data up to 2015 will be presented, which are partial (available at ANEEL site at the time of writing the present report).

Note that for 2014, more than 13.861 million of performed compensations were recorded. Through them, the distributor had to pay 58.996 million Reais. Such fact represents an increase in the order of 15% in the quantity of compensations recorded in 2013 (12.16 millions) and of 6% in relation to the consumed cash (55.713 million Reais). In comparing 2012 to 2013, the growth of the compensations was 15% of the expended values, in the order of 3%.

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It is evident that the quantity of compensations has a pace of growth greater that the money paid thereby. Thus, if both data of the following table are divided, it is obtained an indicator of unit value (in R$ per compensations), to represent the cost of each compensation made by the company. Thus, to 2014, CELG D paid in the order of R$ 4.26 per each compensation performed, although in 2013, it destinated R$ 4.58; both values lower than R$ 5.13 paid in 2012.

Next, it is presented a table with the evolution of the compensations in quantity and value thereof, since 2010 up to June, 2015, since at the time of the report edition, the year was not concluded.

Compensations	2.010	2.011	2.012	2.013	2.014	2.015
Quantity	4.863.038	6.385.312	10.578.774	12.162.443	13.861.632	4.368.411
Total Value (R$)	17.756.592,36	23.695.339	54.247.497	55.713.076	58.996.899	27.408.311
Unit Value	3,65	3,71	5,13	4,58	4,26	6,27

R$ Million
70
60
50
40
30
20
10
0
14
12
10
8
6
4
2
0
Compensations (Million)
2.010
2.011
2.012
2.013
2.014
Total Value (R$)
Quantity

Note that in 2012, it was recorded the greatest level of unit value of compensations, as well as that for such year it was recorded a jump in the growth of the quantity and value of the compensations (in the order of 66% and 129% respectively). Next, the growth rates of the studied variables are detailed:

Anual Growth	2.011	2.012	2.013	2.014
Quantity	31%	66%	15%	14%
Total Value (R$)	33%	129%	3%	6%

2.5.1.4. Fourth Cycle of Periodical Rate Revision: Quality in X Factor

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Although CELG D has not gone through the Fourth Cycle of Tax Revisions (4CRT), with date forecast to October, 2017, it is important to set the bases related to the calculation of the quality of the service in the construction of the X Factor.

The calculation methodology of the X factor to be applied to the power distributors to 4CRT is detailed in the Technical Note no. 67/2015, dated as of April 22, 2015.

There, it is defined that the X Factor will be composed by three portions:

- Productivity gains (Pd);
- Technical and Commercial Quality (Q); and
- Course of operational costs (T).

The equation of calculation of the X Factor is:

X Factor = Pd + Q + T

The Quality component is composed of two portions: technical quality (Q Technical) and commercial quality (Q commercial), which will have the following weights after the transition period:

$$Q = 0{,}70.Q_{Technical} + 0{,}30.Q_{Commercial}$$

Following the indicators to be considered for definition of the component are described:

Sigla Indicador	Indicador	Definição	Padrões Estabelecidos para Atendimento	Distribuidoras Avaliadas	Regulamentação
Comerciais					
FER	Frequência Equivalente de Reclamação	Frequência equivalente de reclamações a cada mil unidades consumidoras	Valor máximo definido para cada Distribuidora	Todas	REN nº 574/2012
IASC	Índice ANEEL de Satisfação do Consumidor	Resultado de pesquisa de avaliação do grau de satisfação do consumidor residencial com os serviços prestados	Valor mínimo de 70	Todas	
INS	Indicador de Nível de Serviço do Atendimento Telefônico	Relação das chamadas atendidas pelas chamadas recebidas menos abandonadas	Valor maior ou igual a 85%	Aquelas com mais de 60 mil unidades	Art. 188 da REN nº 414/2010
IAb	Indicador de Abandono do Atendimento Telefônico	Relação das chamadas abandonadas sobre recebidas menos abandonadas	Valor menor ou igual a 4%	Aquelas com mais de 60 mil unidades	Art. 188 da REN nº 414/2010
ICO	Indicador de Chamadas Ocupadas do Atendimento Telefônico	Relação das chamadas ocupadas sobre oferecidas	Valor menor ou igual a: 4% até 2014; 2% a partir de 2015	Aquelas com mais de 60 mil unidades	Art. 188 da REN nº 414/2010
Técnicos					
DEC	Duração Equivalente de Interrupção por Unidade Consumidora	Tempo que uma UC ficou sem energia elétrica para certo período	Valor máximo definido para cada Distribuidora	Todas	Módulo 8 do PRODIST
FEC	Freqüencia Equivalente de Interrupção por Unidade Consumidora	Número de vezes que uma UC ficou sem energia elétrica para certo período	Valor máximo definido para cada Distribuidora	Todas	Módulo 8 do PRODIST

The weights defined to the seven indicators that compose the portions of technical and commercial quality after the transition period, for concessionaires with more than 60 thousand consuming units (case of CELG D), are presented in the equation below:

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$$Q = 0{,}50.Q_{DEC}+0{,}20.Q_{FEC}+0{,}10.Q_{FER}+0{,}10.Q_{IASC}+0{,}04.Q_{INS}+0{,}03.Q_{IAb}+0{,}03.Q_{ICO}$$

The transition period corresponds to the interstice of April, 2016 to March, 2019, when the commercial quality indicators will be applied in a gradual manner, according to the following tables, at the extent they go through (or have gone through in 2015) the rate revision:

	metodologia 3º CRTP	nova metodologia			
Indicador	abr/15 a mar/16	abr/16 a mar/17	abr/17 a mar/18	abr/18 a mar/19	abr/19 a mar/20
DEC	50%	50%	50%	50%	50%
FEC	50%	50%	40%	30%	20%
INS			1%	2%	4%
ICO			1%	1%	3%
IAb			1%	1%	3%
FER			4%	8%	10%
IASC			4%	8%	10%
Total	**100%**	**100%**	**100%**	**100%**	**100%**

2.5.2. ANEEL Index of Consumer's Satisfaction - IASC

The Brazilian National Agency of Electric Power develops year by year a report to establish ANEEL Index of Consumer's Satisfaction (IASC) for each concessionaire of the country, presenting in such case, the results of IASC for CELG D:

Table 88: Questionnaires per interviewed cities - Source: IASC

Município	Nº entrevistas
Aruanã/GO	17
Córrego do Ouro/GO	9
Goiânia/GO	141
Guarani de Goiás/GO	8
Inhumas/GO	87
Luziânia/GO	76
Monte Alegre de Goiás/GO	8
Nerópolis/GO	73
Nova Crixás/GO	20
Petrolina de Goiás/GO	11

The model used for 2014 had as base those of the previous years, as a way of maintaining the history of the indicators, being described in the following figure:

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Figure 61: Model - Source: IASC

Confiança Geral
Preocupação com o Cliente
Competência
Informação
CONFIANÇA
Confiabilidade
Acesso à Empresa
Informação
QUALIDADE PERCEBIDA
FIDELIDADE
Troca x Preço
Troca x Fornecimento
Troca x Atendimento
SATISFAÇÃO
Preço x Benefício
Preço x Fornecimento
Preço x Atendimento
VALOR
Satisfação Global
Desconformidade
Distância do Ideal

The model is composed of five variables: Perceived Quality, Value, Satisfaction, Confidence and Fidelity. Each variable is assessed in the questionnaire through measurement scales:

- **Perceived Quality (Qualidade Percebida):** it was measures through a set of 17 questions asked to each interviewed, related to information of clients, access to the company and reliability in the service.
- **Value (Valor):** the variable was inserted to assess the consumer's insight in the economical dimension.
- **Satisfaction (Satisfação):** the variable was measured through three items (global satisfaction, distance to the ideal company, global non-compliance).
- **Confidence (Confiança):** it was entered in the model as a way of assessing the confidence the consumers have in their electric power supplier.
- **Fidelity (Fidelidade):** the measurement was carried out through an intention scale of exchange (example, price, quality of the supply, service to consumer).

For the generation of the satisfaction indexes per concessionaire, it was used the averages obtained for each of the companies in the indicators of Global Satisfaction, Global Non-Compliance, and Distance to an Ideal Company, weighted by their weights, calculated in the PLS (Partial Least Squares) model.

Thus, for the calculation of IASC it shall be considered the position related to the company with reference to the maximum position possible to be reached thereby:

$$IASC = \frac{\sum p_i \bullet \bar{x}_i - \sum p_i \bullet Min(x_i)}{\sum p_i \bullet Max(x_i) - \sum p_i \bullet Min(x_i)} x100$$

Where:

p i = calculated weight by the structural model of the company to the indicator i

X i = average of the indicator i to the company in question

Max (.) = maximum value of the indicator i

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Min (.) = minimum value of the scale of the indicator i

2.5.2.1. *IASC Brazil Concessionares 2014 and International References*

IASC Brazil Concessionaires 2014 was obtained from the application of the methodology on the set of interviews carried out in the 63 electric power concessionaires of the country. In the following graph, the historical results of the last five years of IASC (American Consumer Satisfaction Index) and the NCSI-UK (National Consumer Satistaction Index-UK) of 2014 for Energy Utilities are presented.

Figure 62: IASC Brazil Concessionaires and International Benchmarks

Excellent
Good
Regular
Bad
Worse
100
80
60
40
20
0
66,74
64,41
61,51
60,41
67,74
76,00
68,00
2009
2010
2012
2013
2014
ACSI 2014
NCSI-UK 2014

Note that in general, Brazil has increased its clients' satisfaction level, reaching a value of 67.74 for 2014. However, it is smaller than the index of the United States (76), but it is very close to the UK index (68).

Finally, in the following graph, it is presented the IASC results of CELG D for the same period. As it may be seen, the company's index was decreasing over the years. It recorded its greatest value in 2009, reading 61.36, but in 2014, it only reached the indicator in the order of 56.75, being below the average of brazil in almost 11 points.

Figure 63: IASC - CELG D - Source:

Excellent
Good
Regular
Bad
Worse
100
80
60
40
20
0
61,36
60,72
57,16
53,88
56,75
2009
2010
2012
2013
2014

2.5.2.2. *IASC Results for CELG D*

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The next table presents the scores calculated in the model, obtained by the companies in the last five years. Such indicators vary from 0 to 100 scores. As interpretation criterion, consider the following reference to each assessed item:

- 0 < item ≤ 20 scores – awful performance
- 20 < item ≤ 40 scores – poor performance
- 40 < item ≤ 60 scores – regular performance
- 60 < item ≤ 80 scores – good performance
- 80 < item ≤ 100 scores – excellent performance

	CELG-D						Centro-Oeste +30.000 2014	Brazil Utilities 2014	Benck-mark 2014
Itens	2009	2010	2012	2013	2014	% Var 2014 / 2013			
Perceived Quality	59,20	63,40	57,18	58,52	**48,51**	-20,6% ▼	59,78	66,14	85,25
Value	61,36	60,72	57,16	53,88	**56,75**	5,1% ▲	64,28	67,74	84,74
Satisfaction	58,78	58,98	53,13	57,01	**47,32**	-20,5% ▼	56,49	63,60	84,40
Confidence	33,39	49,60	33,02	42,98	**27,76**	-54,8% ▼	32,61	36,94	69,84
Fidelity	39,92	39,55	37,32	31,72	**37,71**	15,9% ▲	37,10	36,85	54,14

The seventh column is the weighted average of the companies of the category the concessionaire belongs to. The eighth column (Brazil 2014), is the weighed score of all concessionaires in Brazil and the ninth column corresponds to the benchmark of the sector (concessionaire with the best performance in the item).

Following, it is showed how the results of CELG-D are generated, applying the model for the obtainment of the values of the assessed items:

Figure 64: Result of the Model Source: IASC 2014

Confiança Geral 47,67%
Preoc. c/ Cliente 44,67%
Competência 48,99%
Informação 47,95%
0,87
0,89
0,89
0,90
R2 = 48%
Confiabilidade 46,98%
Acesso Empresa 57,28%
Informação 38,60%
0,91
0,85
0,79
Qualidade Percebida 48,51
0,38
Confiança 47,32%
0,23
R2 = 15%
Fidelidade/Preço 30,18%
Fidelidade/Forneo 25,84%
Fidelidade/Atend. 27,39%
0,90
0,96
0,95
Fidelidade 27,76%
0,37
0,51
0,37
Satisfação 56,75%
0,20
R2 = 51%
0,33
Preço/Benefício 41,51%
Preço/Fornec. 35,80%
Preço/Atend. 36,10%
0,89
0,96
0,96
Valor 37,71
R2 = 14%
0,80
0,80
0,77
Satisfação Global 60,70%
Desconformidade 56,10%
Distância do Ideal 53,33%

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Thus, analyzing the table and the graph, it may be observed that in general the assessed items are smaller than the average of the concessionaires similar to CELG D as well as to the total of Brazilian companies.

In first place, the perceived quality was validated as “regular performance” in 2014. CELG D demonstrated a worsening in the performance, having a variation of -20% regarding 2013. The company’s quality is 11 points below the average of the concessionaires of the middle-east region and 17.6 points of the average of Brazil.

In second place, the client’s satisfaction index, it is also validated as “regular performance”, demonstrated a slight improvement in 2014 regarding 2013, in the order of 5.1% (56.75 in 2014). However, the indicator is 7.5 points below the average of the companies of its sector and 11 points lower than the average of the country.

On the other side, the confidence index showed a drop in the order of -20% between 2013 and 2014, reaching a value of 47.32. Once more, the indicator is lower than the averages of the companies and concessionaires of Brazil and, therefore, the benchmark 2014.

Regarding fidelity, it was assessed as poor performance, showing to 2014 an indicator of 27.76 points, having a great drop regarding the previous year, in the order of 54.8% lower than 2013.

Finally, upon assessing the item Value, note that it is the only indicator that is over the average of the companies similar to CELG D and the average of the country. However, it is far from the benchmark 2014.

For further details, refer to item Annexes – Quality of service and efficiency and Annex K –DD (DEC – FEC) Management Plan of the Quality Management.

2.5.3.	Satisfaction of the Urban Residential Consumer of Electric Power

Brazilian Association of Electric Power Distributors (Abradee) carries out on a year-by-year basis the so-called Satisfaction Research of the Urban Residential Consumer of Electric Power. The purpose of such study is to give the possibility to the residential users of presenting their opinions in relation to their satisfaction with the electric power distribution service.

Additionally, the research generates indexes that allow the comparison of the results between all distributors, as well as support matrices to the definition of improvement actions.

The methodology of the research was prepared by the Association, being annually used since 1999, providing the distributors with instruments and incentives towards the improvement of its performance.

The indexes the research reaches are the following:

• IAC: Consumer’s Approval Index

• IDAT: Attribute Performance Index

• IDAR: Area Performance Index

• ISQP: Index of Satisfaction with the Perceived Quality

• IEQP: Index of Excellence of the Perceived Quality

• IIQP: Index of Dissatisfaction with the Perceived Quality

• ISCP: Index of Satisfaction with the Perceived Price

• ISC: Consumer’s Satisfaction Index

• IESC: Excellence Index

• IIC: Consumer’s Dissatisfaction Index

• ISG: General Satisfaction Index

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In the next figure, the results related to the *17th Abadee Research of Satisfaction of the Urban Residential Consumer of Electric Power*, of 2015. The graph compares the result of CELG D to those of the companies that compose ABRADEE and to the benchmark obtained among such distributors.

COPEL 88,6
COPEL 91,9
ENERGISA TO 85,3
CEEE 95,1
COPEL 89,7
CPFL PAULISTA 91,1
COPEL 88,6
CPFL PAULISTA 51,4
BENCHMARK 1,9
COELCE 44,5
COELCE 70,6
RGE 89,7
CPFL PAULISTA 84,8
CPFL PAULISTA 86,1
54,8
54,8
48,0
86,6
64,4
60,4
63,4
26,1
16,3
18,5
45,7
58,6
60,8
48,6
IAC FE IC CL AT IM ISQP IEQP IIQP ISCP ISC RS IP ISG
72,0 74,2 64,7 90,7 76,6 77,3 77,3 32,0 7,6 23,6 55,6 76,5 66,1 67,2
RESULTADO ABRADEE
CELG
BENCHMARK

Unfortunately, from the analysis of the graph, it is noted that to all indicators developed in the research, CELG D was below the results of ABRADEE, and also of the Benchmark defined in 2015.

Following it is presented the results of CELG, comparing the indexes obtained in 2013, 2014, and 2015. See in the column "difference" of the table as follows, the marks in green (more favorable results in 2015) and in red (less favorable) refer to the greater or smaller differences than those indicated by the error margin.

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CELG - Margem de erro: 4%

	Índices	Índice 2013	Índice 2014	Índice 2015	Diferença (2015 - 2014)
IAC	Índice de aprovação do consumidor	61,6	62,2	54,8	-7,4
IDAR	Fornecimento de energia	45,8	54,8	54,8	0,0
FE1	Sem interrupção	45,9	56,6	59,0	2,4
FE2	Sem variação de voltagem	45,1	59,5	56,7	-2,8
FE3	Rapidez na volta quando falta	46,4	48,2	48,6	0,4
IDAR	Informação e comunicação	54,6	52,5	48,0	-4,5
IC1	Aviso de desligamento	47,1	47,8	35,5	-12,3
IC2	Uso adequado	58,8	58,0	56,5	-1,5
IC3	Riscos e perigos	59,9	57,0	52,7	-4,3
IC4	Direitos e deveres	52,4	47,1	47,4	0,3
IDAR	Conta de luz	79,1	87,5	86,6	-0,9
CL1	Prazo entre o receb. e o vencimento	75,8	84,3	85,4	1,1
CL2	Conta sem erros	90,4	94,7	85,6	-9,1
CL3	Facilidade de entendimento	73,7	78,9	79,9	1,0
CL4	Locais para pagamento	78,2	89,4	90,9	1,5
CL5	Data de vencimento	77,3	90,4	91,3	0,9
IDAR	Atendimento ao consumidor	70,4	67,5	64,4	-3,1
AT1	Facilidade para entrar em contato	73,4	63,6	59,3	-4,3
AT2	Tempo de espera para atendimento	66,3	56,8	48,6	-8,2
AT3	Duração do atendimento	70,5	60,9	60,1	-0,8
AT4	Autonomia/flexibilidade do atendente	71,5	68,7	70,6	1,9
AT5	Conhecimento sobre o assunto	70,2	73,9	73,8	-0,1
AT6	Clareza das informações	73,0	74,7	75,8	1,1
AT7	Educação dos atendentes	73,7	79,9	82,1	2,2
AT8	Prazo informado	70,8	66,8	61,5	-5,3
AT9	Solução definitiva do problema	68,3	65,0	59,8	-5,2
AT10	Cumprimento do prazo	66,9	65,8	58,8	-7,0
IDAR	Imagem	73,6	64,4	60,4	-4,0
IM1	Respeita direitos dos consumidores (humana)	74,0	63,8	61,4	-2,4
IM2	Correta com os consumidores (justa)	69,9	60,4	59,2	-1,2
IM3	Investe na qualidade do fornecimento	73,4	58,5	52,5	-6,0
IM4	Informa seus consumidores sobre sua atuação	67,4	59,5	54,9	-4,6
IM5	Empresa que combate furto/fraude	76,3	70,8	66,1	-4,7
IM6	Oferece atendimento sem discriminação	74,9	71,9	66,2	-5,7
IM7	Disposta a negociar com consumidores (flexível)	76,8	65,9	60,7	-5,2
IM8	Cuida do meio ambiente	76,4	64,5	62,5	-2,0
IM9	Preparada para situações de emergência	73,1	56,5	52,1	-4,4

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Figure 67: Results of IASC (continuation) - Source: ABRADEE.

ISQP	Índice de satisfação com a qualidade percebida	67,4	67,2	63,4	-3,8
IEQP	Índice de excelência da qualidade percebida	19,1	30,0	26,1	-3,9
IIQP	Índice de insatisfação com a qualidade percebida	10,2	12,5	16,3	3,8
IDAR	Responsabilidade social	71,6	63,6	58,6	-5,0
RS1	Promoção de programas sociais	64,6	46,8	38,1	-8,7
RS2	Promoção de ações culturais	61,4	45,4	40,1	-5,3
RS3	Preocupada com a seg. e prev. de acidentes	71,4	69,6	62,9	-6,7
RS4	Leva energia a regiões não atendidas	70,1	68,6	61,6	-7,0
RS5	Contribui para o desenv. econ. da cidade	76,7	69,0	62,5	-6,5
RS6	Facilita o acesso de cidadãos com neces. espec.	75,8	63,0	62,3	-0,7
RS7	Honesta/cumpre com suas obrigações	72,4	64,9	55,1	-9,8
RS8	Oferece boas condições de trabalho	70,8	78,7	68,0	-10,7
RS9	Empresa que combate furto/fraude	76,3	70,8	66,1	-4,7
RS10	Cuida do meio ambiente	76,4	64,5	62,5	-2,0
IDAR	Iluminação pública	38,7	52,4	60,8	8,4
IP1	Disponibilidade em toda a cidade	38,9	57,9	64,0	6,1
IP2	Qualidade da ip	41,0	50,7	60,2	9,5
IP3	Cuidados com manutenção da ip	36,1	48,6	58,2	9,6
IDAR	Preço	23,7	25,7	20,0	-5,7
PR1	Preço da conta	4,2	5,4	1,8	-3,6
PR2	Preço comparado a benefícios	26,9	33,8	27,5	-6,3
PR3	Preço comparado ao fornecimento	33,3	31,9	26,1	-5,8
PR4	Preço comparado ao atendimento	30,4	31,5	24,5	-7,0
ISCP	Índice de satisfação com o preço percebido	22,3	24,8	18,5	-6,3
ISC	Índice de satisfação do consumidor	46,8	49,8	45,7	-4,1
ISG	Índice de satisfação geral	59,8	71,4	48,6	-22,8

Analyzing the graph and the table above, and always talking about results of 2015, note that the Consumer's Approval Index (IAC) was 54.8 points, resulting 7.4% smaller than in 2014. However, the defined benchmark was 88.6 points.

Second, the Power Supply Index (FE) was also 54.8 points, being the only indicator that did not have variation regarding the previous year. Even though, it is very below the benchmark, defined at 91.9.

Then, the Information and communication Index (IC) recorded a score of 48 points, while in 2014, it was 52.5 (benchmark of 85.3 points).

In relation to the Energy Bill Index (CL), it reached a score of 86.6 points, worsening regarding 2014 (-0.9%). The reached benchmark to 2015 was 95.1 points.

On the other side, the Consumer Service Index (AT) was 64.4 points, while in 2014 was 67.5. However, it is far from the benchmark of 89.7 points.

The Image Index (IM) drops 4% in relation to 2014, being 60.4 points in 2015, although the benchmark was 91.1 points.

Additionally, the Satisfaction Index with the perceived quality (ISQP) recorded a score of 63.4 points, although in 2014 was 67.2 (benchmark defined at 88.6 points).

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The Excellence Index of the perceived quality (IEQP) in 2015 was 26.1 recording a drop of 3.8% in relation to 2014. The benchmark was 51.4.

In the event the Index of Dissatisfaction with the perceived quality (IIQP), unfortunately it is recorded an increase in relation to 2014 of 3.8%. Thus, for 2015 the score was 16.3, although the benchmark was 1.9.

Such fact indicates a clear worsening in the company’s quality one year ago.

On the other side, the Social Responsibility Index (RS) reached a score of 58.6, being 5% smaller than in 2014. The benchmark is 89.7 points.

The Public Lighting Index (IP) was the only indicator that presented greater values in 2015, being for such year of 60.8 points (52.4 in 2014), although far from the benchmark of 84.8 points.

In relation to the Price Index (PR), it was 20 points in 2015, recording a difference of -5.7% in relation to 2014. Additionally, the Indexes of Satisfaction with the price perceived (ISCP) and of Satisfaction of the consumer (ISC) were 18.5 and 45.7 points, respectively. Thus, the two indexes show decreases in relation to 2014 at 6.3% and 4.1%.

Finally, the General Satisfaction Index (ISG) was 48.6 points in 2015. If such indicator is compared to the indicator in 2014, so it may be noticed a drop of almost 23% (index of 71.4 points), which means a great drop in the clients’ satisfaction. If, additionally, it is compared with the benchmark defined in 2015, it is

86.1 points. It may be seen that CELG D is very far from the excellence in general satisfaction.

In summary, CELG D clearly has in the present serious quality problems, having worsened its indicators in relation to the previous years. As it was said, the only indicators that increased this year, were the ones related to Public lighting and, unfortunately, the Index of Dissatisfaction with the perceived quality. It confirms the fact of the worsening in the service provision. Additionally, the indicators are very far from the benchmarks of 2015.

For such reason, the Result Plan of CELG D will be presented, which had to be made at ANEEL’s request, to improve the quality at global level of the company.

For further details, refer in the item Annexes – Quality of service and efficiency the Annex L – DC (IASC)

Consumer’s Satisfaction Index (IASC).

2.5.4.	Result Plan

The Brazilian National Agency of Electric Power (ANEEL), through the Official Letter no. 32/2015 DIR/ANEEL, presented the current diagnosis on the provision of the distribution service carried out by CELG D, where three areas with unsatisfactory performances in quality were identified, which are:• Continuity indicators• Complaints

• Annex Consumer’s Satisfaction Anee (IASC)

Thus, the Regulator requested the adoption of short- and medium-term measures for the reestablishment of the Service Quality in the form of a Result Plan. For such, CELG D prepared the “Result

Plan – Service Quality Improvement”, where the main points will be following approached.

2.5.4.1. Continuity Indicators - DEC and FEC
The assessment of the continuity levels assessed by ANEEL is made through the annual DEC and FEC

(global indicator and per electric set).

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The service quality depends especially on actions of maintenance, coordination, and selectivity of the protection and of the logistics of emergency services, as well as the improvement works to recover the components of the Electric System at the end of the service life.

In the concession area of CELG D, such assessment of the service quality, made by ANEEL is obtained upon follow-up of the data of the 148 electric sets (grouping of consuming units) that will compose the annual global indicator.

Thus, the DEC and FEC indexes had significant worsening in the last few years. CELG D explains that the sudden variation of DEC, from 2012, is due to a group of factors:

• Change of methodology of data gathering,

• The low level of investments in the three-year period of 2010/2012, and

• A centralization of the dispatch of all emergency services in a single Distribution Operation Center – COD in Goiania, without recommended conditions in quantitative and qualitative terms of Distribution Operators.

In the last three years, DEC maintained stable (the value in 2012, in relation to 2013 and 2014) it occurs that the methodological change of assessment adopted from August of that year, which was only completely captured from 2013.

As a consequence, the actions for improvement of the Continuity Indicators proposed by the company, are based on the macro actions listed below. All of them gave rise to several other actions related to each macro action:

• Maintenance actions in 52 medium voltage distribution lines – LMDT

• Execution of pruning of trees and cleaning of track in LDMT

• Revitalization of 1,536 low-voltage circuits

• Dismemberment of231 transforming circuits

• Maintenance actions in 48 high-voltage distribution lines – LDAT

• Revitalization actions of 38 substations of high voltage distribution – SEAT

• Structural changes in the dispatch of the services

• Contracting and implementation of the multifunctional teams

• Coordination of the protection of the medium-voltage distribution lines

• Optimization of the medium-voltage distribution networks

• Implementation of Regional High-Voltage Maintenance Centers

Expected results:

CELG D identified the components of the electric system that are causing greater impact on the indicators of those electric sets selected for priority actuation. Next, the causes of such interruptions were identified (tree in the network, defective connections, lack of coordination and selectivity of the protection, coordination of the protection, isolator giving passage, atmospheric discharges, etc.) and chosen the action of maintenance, coordination of the protection of improvement work to be taken to its reduction.

As already observed, the Continuity Indicators assessed by CELG D in the last few years were very superior to the limit values established by ANEEL. Additionally, the Regulator defined the limits the company shall reach, established at 13.94 to DEC and 11.49 to FEC, reaching them by CELG D in so short term, represents a very big difficulty.

The company assures that, with the additional actions defined in the Result Plan, it will present a decreasing course of its indicators, aiming at reaching the regulatory limits in 2019 through a continuous and consistent improvement action. Such term is important, considering the implementation of a more aggressive Plan in 2016 and 2017 by the budget and rate impacts, difficulties to its management by the

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Company, need of suppliers of materials and services, without considering the limitations imposed by Law 8.666/93.

Such forecast is presented in the following figures, where it is highlighted that the limit values of ANEEL are established up to 2017, limit year of 3rd CRTP, so that the values for 2018 and 2019 were obtained through an extrapolation of the trend curve presented, considering all rate cycles.

Figure 68: DEC Projection - Source: CELG D Result Plan

50,00
40,00
30,00
20,00
10,00
0,00
40,38
33,06
24,25
19,42
16,06
12,70
16,55
15,73
14,87
13,94
13,45
12,70
2014
2015
2016
2017
2018
2019
DEC CELGD
Limite ANEEL

Figure 69: FEC Projection - Source: CELG D Result Plan

30,00
25,00
20,00
15,00
10,00
5,00
0,00
27,24
24,65
21,13
16,17
12,99
9,80
15,42
14,24
12,81
11,49
10,90
9,80
2014
2015
2016
2017
2018
2019
FEC CELGD
Limite ANEEL

2.5.4.2. *Work Plan – Distribution Development Program (PDD)*

The works forecast for PDD have as purpose the improvement of the performance of the electric system, so that the components of the facilities obtain a satisfactory operation level regarding the voltage and loading levels in normal operation regime. Such works forecast in the Expansion Plan are:

- Promote, from the assessment of the loading checked in the transformers, the immediate replacement of units that present loading over their nominal capacity, to relief in the transformations of the existing facilities and aiming at improvement in the voltage profile;
- Search for the flexibilization in the transfers of loads of the biggest consumption centers of the concession, increasing the capacity of SEs and increasing the number of the medium-voltage supplies;
- Prioritize investments in the AT and MT systems, where there are situations of repressed demands, and, consequently, situations of needs of load cut, with the construction of the lines

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and substations that for some time are in the forecasts of implementations and that were not performed;

- Improve the reliability of the regional sub-systems, with the forecast of connection of the system of CELG D to new points of the Basic Network, and feasibility of the interconnection works with the points already authorized through Access Opinion issued by ONS;
- Release the service of loads of irrigation, agro-industries, and big logistical warehouses, in regions still with repressed demands, from the performed works;
- Improve the extensive mesh of one-phase rural networks, upon the supplementation of phases, re-conducing and enhancement of the number of automatic reclosers telecommanded from the Control Centers of CELG D;
- Enhancement of the existing urban network, with the priority use of the protected compact networks, and performance of improvements with dismembering of circuits and replacement of conductors of bare aluminum of BT by isolated conductors;

The selection of works listed in the Distribution Development Plan, supplementary to the operation and maintenance management plan, has as premise, when applicable:

- The elimination of load cuts and the improvement of the voltage levels in the high-voltage system through the expansion of the lines and substations of AT – 138 and 69 kV;
- To make it flexible the transfer of load between the substations upon the loss of a transformation through the enhancement of AT substations and construction of medium voltage and 13.8-kV supplies;
- Increase the availability of the electric system implementing new facilities through expansions of the 34.5-kV lines and substations;
- Expand the three-phase distribution network at 34.5 kV to alleviate the current system that serves pivots of irrigation and agroindustries.

Extension Civil Works	RD´s & LD´s (Km)	SE expansion (MVA)	Civil Works Cost(R$)
Alimentadores 13,8 kV	119	-	R$ 22.242.599,50
LD 34,5 kV	205,5	-	R$ 11.393.689,80
RDR 34,5 kV	128	-	R$ 10.861.768,75
SE 34,5 kV – Novas e Ampliações	-	32,5	R$ 9.930.006,35
LD AT 69 kV	57,2	-	R$ 12.099.730,06
LD AT 138 kV	137,2	-	R$ 43.998.071,17
SE 69 kV – Novas e Ampliações	-	142,5	R$ 52.045.658,69
SE 138 kV – Novas e Ampliações	-	331	R$ 98.183.130,97
Equipar IB 69 kV e 34,5 kV	-	-	R$ 563.000,00
Total	**646,9**	**506**	**R$ 261.317.655,30**

2.5.4.3. *Consumer's satisfaction and*

To check the consumer's satisfaction, ANEEL uses the "Assessment Research of the Residential Consumer's Satisfaction" (IASC) explained in Index ANEEL of Satisfaction Consumer-IASC.

The results point out that the indicator of "Perceived Quality" presents a significant drop in the order of -20.6% in relation to 2013. The consumers' dissatisfaction also reflected in the number of complaints

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registered with ANEEL, which increased approximately 70% in relation to 2013, highlighting the complaints on Quality of the Supply and Commercial Services.

CELG emphasizes that the low performance of the indicator for 2014 was strongly influenced by circumstantial problems faced by the company in the performance of the Commercial Technical Services, due to the abandonment of the contracts by two service provision companies.

The first abandonment of contract hindered the quality of the services in the city of Goiania in the period from April to August, 2014, the second abandonment occurred in the North and West regions of the State, comprehending the period from September to December, 2014.

For such reasons, it is required actions that promote a best assessment of the indicators in question. In relation to the Client’s satisfaction, it is expected over the period of performance of the Result Plan, to increase to the IASC items, where CELG D was assessed with regular performance or worst, at least up to IASC Brazil average.

Finally, regarding complaints, it is known that the main causes of complaints refer to the quality of the service supply and quality. However, after the implementation of the Understanding Path and Program of Great Events (PGO), from January, 2015, there was a significant improvement in TMR (Average Response Time) to the consumers, with the practice of the directioning of the same previously to the channels of services of the concessionaire.

Also, the company acquired a new Manifestation (complaint) Control System, including to meet the methodology of the Understanding path. Additionally, a training will be ministered to all involved companies, which are: Call Center of the Ombudsman’s Office, Superintendents, Department Managers, Sectors, segregating the topics per typology and defining scripts for issuance of the answers.

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2.6. Losses

In this chapter of Losses, initially it will be approached the concepts of losses, as well as the calculation and separation of the global losses, technical losses, and non-technical losses are made, detailing the regulatory limits of losses established by ANEEL and the way of CELG D over the last few years and projections.

In this chapter, it will also be exposed the levels of losses, with the purpose of comparing the situation of CELG D over the years, as well as a comparison of the levels of losses is made in relation to other electric power distribution companies in Brazil.

In general, CELG D is in a good situation regarding the losses, in technical losses and in non-technical losses, being next to the goals established by ANEEL, being that, with the loss reduction programs effective and planned, added of the projected investments in network, there is a big probability that CELG

D achieves ANEEL’s goals by the end of 2017.

2.6.1.	Contextualization

The electric system is divided in generation, transmission, and distribution of electric power. The distributors receive the power from the supplying agents (transmitters, generators, or other distributors), delivering to the end consumers, whether residential, commercial, rural, industrial, or of the other classes.

The power measured by the distributors in the consuming units will always be inferior to the power received from the supplying agents. Such difference is called power loss and is segregated according to its origin:

Losses in the Basic Network (or Transmission): are those that occur between the generation of electric power in the plants up to the limit of the distribution systems. They are assessed on a monthly basis by the Electric Power Commercialization Chamber – CCEE, according to data of measurement of generation and the power delivered to the distribution networks. The difference between them results in the value of Losses in the Basic Network and its cost is prorated in 50% for generation and 50% for consumption.

Losses in the Distribution Network: those that occur within the distribution system itself and may be divided into two categories, according to their cause:

• Technical Losses: inherent to the transportation of the electric power, related to the transformation of electric power into thermal power in the conductors (joule effect), losses in the cores of the transformers, dielectric losses, etc. They may be understood as the consumption of the equipment responsible for the power distribution.

• Non-Technical Losses: correspond to the difference between the total losses and the technical losses, considering, therefore, all other losses associated to the distribution of electric power, such as power theft, measurement errors, errors in the invoicing process, consuming units without measurement equipment, etc. Such type of loss is directly associated to the commercial management of the distributor.

Following it is a simplified example of the calculation of the losses of Electric Power, approaching the three chains (generation, transmission, and distribution) up to the delivery to the end consumers.

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Geração
Foi gerado 100MWh
Entrou 100MWh na Rede Básica
Transmissão
Perdas da Rede Básica
100 Mwh - 96 MWh = 4 Mwh
(4% de perdas)
Rateio:
2% para a geração
2% para o consumo
Perdas Não Técnicas: incertezas de medição, energia estimada nos casos previstos pela legislação (iluminação pública, ligação provisória, etc) e furtos de energia.
Saiu 96MWh da Rede Básica
Entrou 96MWh nos Sistemas de Distribuição
Distribuição
Perdas da Rede de Distribuição
96 Mwh - 83 MWh = 13 Mwh
(13,5% de perdas sobre a energia injetada na rede)
Perdas técnicas calculadas = 7,5%
Perdas não técnicas = 13,5% - 7,5% = 6%
Faturamento de 83 Mwh pelo consumo de energia

In summary, the distribution system is divided according to the network segments (high, medium, and low voltages), transformers, connection branches, and meters. So specific models are applied to each of such segments, using simplified information of the networks and existing equipment, such as, for example, length and gauge of the conductors, power of the transformers and power provided to the consuming units. Based on such information, it is estimated the percentage of technical losses related to the power injected in the network.

The technical losses of each distributor are calculated in the periodical rate revision, where it is defined which portion of non-technical losses of power may be transferred to the rate.

Such limits are established by specific methodologies, which parameters are based, in great part, on the observation of the good practices of companies efficient in such activities. In such analysis, which occurs in the rate revision, the concessionaires are compared by similarity criteria. The referential of losses is established observing the real level of the losses of the company itself (recent history of losses) and the level of current losses practiced by similar companies and more efficient. Such comparison was made available by the creation of the "complexity index" that reflects the set of data structured per concession area and that gathers the social-economic variables that would best explain the phenomenon of study. With the characterization of each concession area through the index and the assessment of the losses practiced by each company, it is possible to identify the most efficient ones. The rules of calculation of the non-technical losses are defined in the Sub-module 2.6 of PRORET[4].

2.6.2. Regulatory Limits of Losses in the Distribution Network

The losses in the distribution are defined as the difference between the power injected in the distribution network and the supplied one (considering the exclusive market, supply, and free consumers invoiced). The technical losses of power are calculate by ANEEL in each process of rate revision and the difference

[4]Namely http://www.aneel.gov.br/area.cfm?idArea=702

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between the losses in the distribution and the calculated techniques, are the non-technical losses. The following equations illustrate the concept presented:

Injected Power = Supplied Power + Losses of Power in the Distribution

Losses of Power in the Distribution = Technical Losses + Non-Technical Losses

According to the criteria defined in the 3rd CELG D in 2013 and in the Rate Adjustment of 2014[5], the regulatory limits of losses of power adopted were the following:

Type Loss	Parameter	Percentage
Losses No Technical	on injected energy	1,91%
Technical Losses		9,37%
Global Losses		11,28%
Losses No Technical	on Low Voltage Market	3,88%

The non-technical losses[6] are defined through a comparison to other distributors, and the percent limit of technical losses is defined through calculation, made by ANEEL and distributors.

Following it is presented the assessed values of the Loss Balance, separated by global losses, technical losses, and non-technical losses recorded in the Follow-up System of Market Information for Regulation (SAM), as well as some projections of Losses are presented.

2.6.3. Global Losses

Now, it is demonstrated the performance of the global losses of CELG D, presenting the evolution over the years of 2009 to 2014, as well as their projection from 2015 to 2019.

14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
12,02%
11,77%
12,13%
12,32%
12,48%
13,27%
Target ANEEL ; 11,28%
2009
2010
2011
2012
2013
2014
Realized CELG D
Target ANEEL

As demonstrated in the graph above, CELG D in the period from 2009 to 2012 was in a level varying from 12.02% to 12.13% of global losses on injected power, however, in the last few years, the company presented a growth of the percentage of global losses, due in great part to problems occurred in the

[5] The losses of the Basic Network were homologated in the Rate Adjustment of 2014

[6] The non-technical losses are defined by ANEEL through Benchmarking methodologies.

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readings and in the measurement of frontier, as well as to the delay in expansion investment and to the greater loading of the existing networks, such that in the late 2014, the global losses reached 13.72%, with a growth of the losses of 10.40% in relation from 2009 to 2014.

Analyzing the indexes of Global Losses on injected power (%) per distributor in 2014, we may visualize that CELG D in addition to be over its regulatory limit set forth by ANEEL (11.28%), the company is at a level of 13.7% over the average of the sample of companies that is 10.96%.

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45,00%
40,00%
35,00%
30,00%
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
Sample Mean
10,96%
EFLIC 0,00%
EFLUL 0,24%
MUX-ENERGIA 3,48%
CFLO 3,77%
CJE 4,06%
HIDROPAN 4,42%
DME-PC 5,03%
ENF 5,18%
EEB 5,22%
CEPISA 5,73%
EBO 6,33%
CPFL-Piratininga 6,38%
DEMEI 6,52%
ELEKTRO 6,58%
EDEVP 7,00%
COOPERALIANÇA 7,28%
COCEL 7,49%
CLFSC 7,71%
CELESC 7,72%
CAIUA 7,77%
CSPE 7,90%
COPEL 8,10%
AES SUL 8,23%
CNEE 8,41%
ELETROCAR 8,56%
UHENPAL 9,14%
CPFL-Paulista 9,20%
BANDEIRANTE 9,48%
RGE 9,54%
CLFM 9,54%
EMG 9,62%
ELETROPAULO 9,67%
ESE 9,72%
CEB 10,19%
COSERN 10,21%
CHESP 10,81%
CPEE 11,36%
BOAVISTA 11,53%
CEMIG 11,83%
ELFSM 11,94%
COELCE 12,12%
EPB 12,33%
SULGIPE 12,73%
IENERGIA 13,05%
CELG 13,27%
CEMAT 13,76%
ESCELSA 14,45%
COELBA 14,60%
ENERSUL 15,07%
CELTINS 15,92%
CEEE 16,42%
CELPE 16,88%
CEMAR 17,41%
ELETROACRE 23,65%
CERON 24,08%
CEAL 26,68%
CELPA 31,23%
AME 38,89%

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If we disregard the extremes of the sample (the two greatest and smallest global losses) CELG D still is over the average of the electric power distributors.

However, in 2015, the company has concentrated efforts in programs of reduction of the losses as it will be approached in more details at an specific time.

As a result of such actions, following we may check that the index of global losses in early 2015, obtained a sensible reduction in the first months of 2015, according to the graph below:

14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
13,20%
13,41%
13,07%
13,25%
13,22%
13,24%
13,09%
13,04%
12,81%
12,75%
12,79%
12,70%
13,07%
12,68%
12,70%
12,67%
12,29%
Target ANEEL 11,28%
jan-15
feb-15
mar-15
apr-15
may-15
jun-15
jul-15
aug-15
sep-15
oct-15
nov-15
dec-15
Target CELG D
Realized CELG D
Target ANEEL

Description	Starting point Jan/2015	feb-15	mar-15	apr-15	may-15	jun-15	jul-15	aug-15	sep-15	oct-15	nov-15	dec-15
Projection Trajectory of global losses (Starting point until Dec/2015)	13,20%	13,41%	13,07%	13,25%	13,22%	13,24%	13,09%	13,04%	12,81%	12,75%	12,79%	12,70%
Speed Decrease / Increase (month) - CELG D Projection		0,21%	-0,34%	0,18%	-0,03%	0,02%	-0,15%	-0,05%	-0,23%	-0,06%	0,04%	-0,09%
Projection Realized of global losses (Starting point until May/2015)	13,07%	12,68%	12,70%	12,67%	12,29%							
Speed Decrease / Increase (month) - CELG D Realized		-0,39%	0,02%	-0,03%	-0,38%							

The estimated goal of CELG D for 2015 is 12.70% of global losses and average reduction of 0.05% a month, however, we may view on monthly basis that the company has been able to achieve reduction of the losses and, additionally, we may check that the index of global losses of the distributor was below the estimated goal of CELG D, with increasing trend of drop, reaching in May, 2015, the index of global losses of 12.29% approaching the regulatory goal of ANEEL of global losses, presenting an average of monthly reduction of 0.20% for the first months of 2015.

Following it is the projection of the global losses (2015 – 2019) of CELG D, taking as base in the actions of correction of the measurement of frontier, setting up of the reading services, implementation of the recounting of lamps of the public lighting, project of inspection of consuming units and investments in reinforcements of the electric network, CELG D estimated global losses on the injected power from 12.70% in 2015 gradually dropping until reaching 12% in 2019.

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14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
12,70%
12,50%
12,40%
12,20%
12,00%
Target ANEEL ; 11,28%
2015
2016
2017
2018
2019
Projection CELG D
Target ANEEL

Description	Starting point (2014)	2015	2016	2017	2018	2019
Projection Trajectory of global losses (Starting point until 2019)	13,27%	12,70%	12,50%	12,40%	12,20%	12,00%
Speed Decrease (per year) - CELG D Projection		-0,57%	-0,20%	-0,10%	-0,20%	-0,20%

Analyzing the projection of global losses, may visualize that if the company estimates an average reduction of 0.25% a year, additionally, taking as base the current data realized in 2015 by CELG D, it is checked that the projection to reach 12% of global losses in 2019, will be feasible to be reached.

It is also applicable to highlight that in relation to ANEEL goal, if the investments are increased in recovery of power of the program of reduction of losses, together with the actions of actions of fighting to non-technical losses, it will be possible to reach the goal set forth by ANEEL at 11.28% in the next five years.

The following graph shows the joint course of the Global Losses realized (2009-2014) and projected (2015-2019) of CELG D, as well as it shows the goal set forth by ANEEL.

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14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
12,02%
11,77%
12,13%
12,32%
12,48%
13,27%
12,70%
12,50%
12,40%
12,20%
12,00%
Target ANEEL
11,28%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Realized CELG D
Projection CELG D
Target ANEEL

In general, the course of the global losses on injected power, realized and projected, have levels close to 12% of losses and close to the goal established by ANEEL (11.28%).

However, it is applicable to highlight that the level of global losses on injected power throughout the analyzed period (Realized (2009-2014) and Projected (2010-2019)) was over the regulatory level of 11.28%.

2.6.4. Technical and Non-Technical on injected power

Next, it is studied the composition of the technical and non-technical losses, as well as their evolution over the time.

The assessed values of the Balance of Losses (Technical and Non-Technical) in the last few years are following showed, which were recorded in the Follow-up System of Market Information for Regulation (SAMP), following the regulatory criteria defined in the process of rate revision and adjustment, and calculated as annual averages, as we may view in the graphs below:

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12,16%
12,02%
11,77%
12,13%
12,32%
12,48%
13,27%
2,90%
2,52%
2,31%
2,50%
2,97%
2,81%
3,50%
9,26%
9,50%
9,46%
9,63%
9,36%
9,67%
9,77%
2008
2009
2010
2011
2012
2013
2014
Technical Losses
Non-Technical Losses
Global Losses

We may observe that over the period, the compositions of the losses were relatively stable, with the technical losses always occupying the greater representativity in the global losses varying from 9.46% in 2010 to 9.77% in 2014, and the non-technical losses varying between 2.31% in 2010 to 3.50% in 2014.

Additionally, we may check that, in the last few years, there was a slight increase of the global losses over the period, especially due to the increase of the non-technical losses that increase more than 50% from 2010 (2.31) to 2014 (3.50%), as well as there was a slight increase of the technical losses in the last few years from 9.36% in 2012 to 9.77% in 2014, having an increase of 4.46% from 2009 to 2014.

As it was already approached in the points above, the global losses are the junction of the technical and non-technical losses, being so observed that the technical and non-technical losses increased in the last few years causing an increase of the global losses of 12.74% if we compare 2010 (11.27%) to 2014 (13.27%), within the factors that may have caused the increase of losses, we may highlight the lack of action and processes more effective in the fighting to non-technical losses, as well as the distributor was without increasing its rates in the period 2006-2012, causing delays in investments in the distribution network, as well as over the last few years there was a greater loading of the existing networks.

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Evolution of Technical Losses

1.258.708
1.278.659
1.358.437
1.480.483
1.615.521
1.731.199
1.899.797
300.085
267.747
266.561
305.141
331.803
389.565
459.824
958.623
1.010.912
1.091.876
1.175.342
1.283.718
1.341.633
1.439.972
2008
2009
2010
2011
2012
2013
2014
Technical (MWh)
Non-Technical (MWh)
Global (MWh)

In absolute values, the losses in MWh, segregated in technical and non-technical losses on injected power, it is observed the growth of technical loss in the last ones, possibly due, in part, to the delay in investments of expansion and to the greater loading of the existing networks, having an increase of 1,091,873 MWh in 2010 to 1,439,972 MWh in 2014, causing a balance of losses between 2014 and 2010 of 348,096 mWh (Diff. Balance: 1,439,972MWh (2014) – 1,091,876 MWh (2010)).

Additionally, when it is expressed the data in terms of power, we may note in a more clearly manner that there is a slight deviation in the percentage of losses, it represents a very important quantity of power and a loss of revenue very substantial to the distributor, as it may be analyzed in the case of non-technical losses that a small percent variation in two years, such as, for example, 2013 and 2014 the company had an amount of 389,565 MWh (2013) of non-technical losses in comparison to the next year when it held 459,824 MWh (2014) represented a balance of losses of 70,259 MWh.

2.6.4.1. Technical Losses on injected power

Analyzing in separate the Technical Losses on injected power (%) over the years, we may present a performance relatively stable and very close to the regulatory goal of ANEEL.

However, the losses started to increase in the last two years, which is, possibly, a reflex of the financial situation of the distributor that did not realized investment in the distribution network, and an increase of the loading of the networks, but it does not cease to be a critical factor to correct as soon as possible.

Following it is highlighted the performance of the technical losses of CELG D and the regulatory goal (9.3%) established by ANEEL:

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10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
9,46%
9,63%
9,36%
9,67%
9,77%
Target ANEEL 9,30%
2010
2011
2012
2013
2014
Realized Technical Losses CELG D
Target ANEEL

Another point we may highlight is the position of the technical losses of CELG D in relation to the distributors in 2014, although it is close to the regulatory goal of 9.3%, which is at a level of 9.77% over the average of the distributors of Brazil (7.10%) as we may view in the graph below:

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14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
Sample Mean 7,10%
0,00%
0,24%
1,44%
2,73%
2,90%
3,47%
3,52%
3,61%
3,69%
4,29%
4,52%
5,03%
5,17%
5,22%
5,22%
5,54%
5,79%
5,82%
5,90%
6,13%
6,22%
6,33%
6,35%
6,55%
6,83%
7,04%
7,04%
7,22%
7,26%
7,58%
7,70%
7,71%
7,83%
7,92%
8,07%
8,10%
8,34%
8,42%
8,54%
8,55%
8,56%
9,12%
9,17%
9,39%
9,62%
9,73%
9,74%
9,77%
9,85%
9,85%
9,91%
10,03%
10,17%
10,26%
10,28%
11,67%
12,16%
12,74%
EFLJC
AME
MUX-ENERGIA
CFLO
CJE
CEEE
ENF
EEB
COCEL
CPFL-Paulista
COPEL
ELEKTRO
EDEVP
BOAVISTA
AES SUL
CLFM
CEB
RGE
CNEE
COSERN
ELETROCAR
ENERSUL
EMG
IENERGIA
CELPE
CHESP
COELBA
CEMIG
CELPA
FORCEL

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2.6.4.2. *Non-Technical Losses on injected power*

As it was already approached in the points above, the Non-Technical Losses on injected power had increase over the years, especially in 2014, getting far from the regulatory goal of ANEEL of 1.9%, as we may view in the graph below:

4,00%
3,00%
2,00%
1,00%
0,00%
2,31%
2,50%
2,97%
2,81%
3,50%
Target ANEEL 1,9%
2010
2011
2012
2013
2014
Realized Non-Technical Losses CELG D
Target ANEEL

It is observed that the increase of the percentage of non-technical losses directly implies in the drop of revenue to the company, so it is extremely important to concentration on actions of fighting to losses, in order to increase the generation of cash and consequently improves the company's financial situation. Additionally, the index of non-technical losses in 2014 got very far from the regulatory limit established by ANEEL at 1.6% (Diff.: 3.5% Real – 1.9% ANEEL Goal).

In the next point, it is detailed the performance of the non-technical loss on the injected power for 2015, analyzing its course on a monthly basis:

After reaching one of the greatest indexes of non-technical losses in January, 2015 (3.62%), CELG D concentrated on the fighting to non-technical losses, redesigning the inspection, calculation and negotiation processes of the non-technical losses.

For such, the distributor in 2015 set forth a goal of 2.85% to the end of 2015, additionally, we may note that the real performance of the technical losses to the first months of 2015, had a substantial drop, as demonstrated in the graph below:

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4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
3,40%
3,62%
3,61%
3,23%
3,27%
2,87%
3,45%
2,84%
3,41%
2,49%
3,42%
3,27%
3,21%
2,97%
2,90%
2,94%
2,85%
Target ANEEL 1,91%
jan-14
feb-15
mar-15
apr-15
may-15
jun-15
jul-15
aug-15
sep-15
oct-15
nov-15
dec-15
Target CELG D
Realized CELG D
Target ANEEL

Description	Starting point Jan/2015	feb-15	mar-15	apr-15	may-15	jun-15	jul-15	aug-15	sep-15	oct-15	nov-15	dec-15
Projection Trajectory of non-technical losses (Starting point until Dec/2015)	3,40%	3,61%	3,27%	3,45%	3,41%	3,42%	3,27%	3,21%	2,97%	2,90%	2,94%	2,85%
Speed Decrease / Increase (month) - CELG D Projection		0,21%	-0,34%	0,18%	-0,04%	0,01%	-0,15%	-0,06%	-0,24%	-0,07%	0,04%	-0,09%
Projection Realized of non-technical (Starting point until May/2015)	3,62%	3,23%	2,87%	2,84%	2,49%							
Speed Decrease / Increase (month) - CELG D Realized		-0,39%	-0,36%	-0,03%	-0,35%							

From the analysis of the graph it is allowed to observe that the reduction of the index of non-technical losses on injected power was 31.22% within the period from January to May, 2015, resulting from the power recovery actions.

Analyzing the course of the non-technical losses on injected power, we may highlight that the average of the reduction realized by CELG D was 0.28% a month to the first months of 2015, over the average reduction projected in 2015 of the company at 0.05% a month.

Another point, which is applicable to highlight, is that on May, 2015, the real non-technical loss (2.49%) was smaller than the goal estimated by CELG D to the same month, getting closer to ANEEL goal of non-technical losses of 1.91%.

CELG D is currently among one of the lowest levels (CELG D 2.49%) among the electric power distributors of the country, and is very below the national average of the distributors of 6.74% of non-technical losses, as showed in the graph below:

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35,00%
30,00%
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
Sample Mean
6,74%
DMED 0,01%
CFLO 0,26%
BRAGANTINA 0,63%
NACIONAL 0,81%
AES SUL 1,17%
CPFL PIRATINING 1,46%
RGE 1,66%
COSERN 1,78%
CPFL PAULISTA 2,01%
CELESC 2,14%
CELG 2,49%
ELEKTRO 2,53%
COELCE 2,74%
COPEL 2,84%
CEMIG 3,28%
CPFL LESTE 3,56%
ENERGISA TO 3,87%
ENERGISA PB 4,04%
AES ELETROPAU 4,05%
ELETROBRAS RR 4,49%
CEB 4,93%
ENERGISA MT 4,95%
ENERGISA SE 5,11%
COELBA 5,21%
EDP BANDEIRANT 5,95%
SULGIPE 6,45%
ENERGISA MS 6,78%
CELPE 8,58%
CEMAR 8,87%
EDP ESCELSA 9,79%
AMPLA 11,26%
CEEE 11,83%
ELETROBRAS RO 12,09%
ELETROBRAS AC 13,80%
ELETROBRAS AL 14,47%
ELETROBRAS PI 17,13%
CELPA 19,43%
LIGHT 20,67%
ELETROBRAS AM 29,86%

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Although it is among the distribution companies with one of the lowest indexes of non-technical losses, as showed in the graph above, the real percentage of CELG D is over the regulatory index established by Aneel to the distributor, implying in a reduction in its revenue, and it does not cease to be a critical factor to correct as soon as possible, since the results of the losses assessed and recognized by ANEEL, of 1.91% are under such current level of the distributor.

In such sense, the study shows more detailed the composition of the Non-Technical Losses on the whole injected power, having the following openings:

- Adulteration of meters or connections
- Errors in the measurement or in the invoicing
- Losses in Public Lighting

Losses in Public Lighting 27,17%
Adulteration of meters or connections 67,43%
Errors in the measurement or in the invoicing 5,40%

It is applicable to highlight that the company does not have detailed information regarding the non-technical losses to the industrial and commercial consumers, and their main causes yet. Thus, it is extremely important that CELG D deeply knows all specificities and characteristics of the losses of its segments, in order to be able to quantify, monitor, and control. Subsequently, it may establish actions for the reduction of the losses with the creation of indicators and defining the goals to be reached over the time.

So, as it is already established in the concession contract, CELG D shall follow-up, systematically, the levels of electric losses in the several segments of the electric system, aiming at guiding its investments to where the reduction of such losses are economically feasible.

In such sense, the reduction of the non-technical losses directly means generation of cash to the company, that is, it corresponds to an immediate revenue to the company, since instead of revenue loss, not having receipt and/or incorrect receipt under the power effectively distributed and delivered, there is a revenue gain.

Thus, the fighting to the non-technical losses with the best cost-benefit relationship, with correct investments, focused on real results and especially on the best performance of management actions, and recovery process of revenues and reduction of losses are directly converted into cash generation to the company, main factor to the economic and financial recovery of CELG D.

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So, it is extremely important to establish guidelines and actions in the scope of the concession area of CELG D, defining the goals to be achieved in relation to the potential of recovery and of the characteristics of each region, that is, a management model focused on results.

After analysis of the behavior of the Technical and Non-Technical Losses on injected power of CELG D in the last few years, as well as the actions of fighting the loss carried out especially in 2014 and 2015, and the results obtained until May, 2015, we may observe an important reduction in technical and non-technical losses.

Thus, in this item we detail the behavior of the Technical Losses and Non-Technical Losses on injected power Realized from 2009 up to May, 2015, and subsequently, we anticipated the indexes of Technical and Non-Technical Losses on injected power according to a reduction rate of Technical and Non-Technical Losses on power, having as base the compliance with the Goal set forth by ANEEL of Technical and Non-Technical Losses.

In this sense the projection performed following, takes as the basis of the most recent data including the months January to May 2015 of own CELG D of technical and non-technical losses on energy injected.

It should be also highlighted that the current projection is different from the projection of the plan for the results of the analyzed 201410 previously, as rightly used most current data of CELG D 2014[7] and 2015 to estimate the projection.

The projected rate of reduction of annual Technical Losses was 0.21% in 2016, based on the past results obtained especially in 2014 to 2015, later, in 2017, the projected index of Technical Losses reaches the Goal established by ANEEL of Technical Losses (9.38%), then to 2018 and 2019, the same index of losses is maintained with the same value as the ANEEL Goal.

Similarly to the technical losses, we adopted the same logic to the projection of the reduction rate of annual Non-Technical Losses resulting in a reduction rate of 0.29% in 2016, based on the past results obtained, especially in 2014 to 2015, later, in 2017, the projected index of Non-Technical Losses reaches the Goal established by ANEEL of Technical Losses (1.91%), then to 2018 and 2019, the index of losses is maintained with the same value as ANEEL Goal.

Description	Realized							Projection			
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Technical Losses CELG D	9,50%	9,46%	9,63%	9,36%	9,67%	9,77%	9,80%	9,59%	9,38%	9,38%	9,38%
Non-Technical Losses CELG D	2,52%	2,31%	2,50%	2,97%	2,81%	3,50%	2,49%	2,20%	1,91%	1,91%	1,91%
Global Losses CELG D	**12,02%**	**11,77%**	**12,13%**	**12,32%**	**12,48%**	**13,27%**	**12,29%**	**11,79%**	**11,28%**	**11,28%**	**11,28%**
Technical Losses Target ANEEL	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%
Non-Technical Losses Target ANEEL	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%	1,91%
Global Losses Target ANEEL	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**	**11,28%**

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15,00%
10,00%
5,00%
0,00%
Target ANEEL 11,28%
2,52%
2,31%
2,50%
2,97%
2,81%
3,50%
2,49%
2,20%
1,91%
1,91%
1,91%
9,50%
9,46%
9,63%
9,36%
9,67%
9,77%
9,80%
9,59%
9,38%
9,38%
9,38%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Realized Technical Losses CELG D
Realized Non-Technical Losses CELG D
Projection Technical Losses CELG D
Projection Non-Technical Losses CELG D
Target ANEEL

2.6.5.1. Non-Technical Losses on BT Market

In this point, analyzing the non-technical losses on BT market, they present a performance relatively stable in the most of the years, however, in the last few years, they started to increase, reaching in 2014 the greatest index of non-technical losses of 6.32%, very superior to the goal set forth by ANEEL of 3.88%.

Following we may view in the graph below the evolution of the non-technical losses on BT Market and the goal set forth by ANEEL to CELG D.

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7,00%
6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
6,04%
5,07%
4,60%
5,02%
5,95%
5,66%
6,32%
Target ANEEL ; 3,88%
2008
2009
2010
2011
2012
2013
2014
Realized CELG D
Target ANEEL

The non-technical losses on BT Market have increased from 4.57% in 2010 to 6.32% in 2014, representing 37.65% of growth from 2010 to 2014, if we considered the impossibility of the distributor, in the last few years, to update its rates, and the consequent reduction of the budget intended to fight the non-technical losses, it is analyzed that the level thereof is maintained relatively controlled at a lower level in relation to the efforts that may be effectively made to their reduction.

Thus, analyzing in more details the non-technical losses on the BT market, CELG D has directed actions and greatest investments towards the fighting against the losses.

As it will be detailed in the next points, the course projected and realized by the company for 2015, on a monthly basis, detailing estimative of the level of non-technical losses on BT Market up to the end of 2015, as well as the regulatory goal of 3.88%.

8,00%
7,00%
6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
6,80%
6,57%
7,22%
5,74%
6,54%
5,74%
6,90%
5,67%
6,82%
4,95%
6,84%
6,54%
6,42%
5,94%
5,80%
5,88%
5,70%
Target ANEEL 3,88%
jan-14
feb-15
mar-15
apr-15
may-15
jun-15
jul-15
aug-15
sep-15
oct-15
nov-15
dec-15
Target CELG D
Realized CELG D
Target ANEEL

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Description	Starting point Jan/2015	feb-15	mar-15	apr-15	may-15	jun-15	jul-15	aug-15	sep-15	oct-15	nov-15	dec-15
Projection Trajectory Non-technical losses (Starting point until Dec/2015)	6,80%	7,22%	6,54%	6,90%	6,82%	6,84%	6,54%	6,42%	5,94%	5,80%	5,88%	5,70%
Speed Decrease / Increase (month) - CELG D Projection	0,42%	-0,68%	0,36%	-0,08%	0,02%	-0,30%	-0,12%	-0,48%	-0,14%	0,08%	-0,18%	
Projection Realized of Non-Technical Losses (Starting point until May/2015)	6,57%	5,74%	5,74%	5,67%	4,95%							
Speed Decrease / Increase (month) - CELG D Realized	-0,83%	0,00%	-0,07%	-0,72%								

The index of non-technical losses of CELG D, on the low voltage market, although it is one of the lowest levels among the electric power distributors of the country, 4.95% greater than 2015, is over the regulatory level (3.88%).

The analysis of the graph above allows to observe a reduction of the index of non-technical losses on BT Market of 24.66% in the period from January to May, 2015, especially resulting from the power recovery actions, we may also highlight that the average of the reduction already carried out by CELG D was 0.41% a month to the first months of 2015, very above of the average reduction projected by the company in 2015 of 0.10% a month.

If the company has the performance for the next projected years of non-technical losses, similar to the one realized in the first months of 2015, the company will be able to reach within the regulatory limit established by ANEEL of 3.88%.

The regulatory treatment of the losses in the rate revision and adjustment processes has premises as we may highlight the management capacity the concessionaires have on the power losses, especially the non-technical losses (power thefts, measurement errors, consuming units without measurement, etc.). It shall provide the due incentive so that the concessionaire adopts the best practices in the commercial management of the losses. The approach of ANEEL for the definition of the limits of non-technical losses is made through comparison between the concessionaires with similar concession area.

2.6.6. Benchmarking of Losses on injected power

As it was already included in the previous items, following it is a comparison with Brazilian companies, in such case, those that have more than one million of consuming units were separated, with the purpose of grouping the distributors with size similar to CELG, separated into Global Losses, Technical Losses, and Non-Technical Losses.

The Benchmarking database has information of 2014[8] for Global Losses, Technical Losses, and for Non-Technical Losses the data is more recent, of May, 2015.

The losses on injected power of CELG D were slightly over the average of the distributors to the Global Losses and Technical Losses, and for the Non-Technical Losses, as we may check, the company is one of the lowest levels, much lower than the national average of the distributors.

[8] Although Light and Ampla distributors have more than 1 million of consumers, they were not included in the sample because they did not have data for 2014.

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35,00%
30,00%
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
Sample Mean 10,96%
5,73%
6,38%
6,58%
7,72%
8,10%
8,23%
9,20%
9,48%
9,54%
9,67%
10,21%
11,83%
12,12%
12,33%
13,27%
13,76%
14,45%
14,60%
15,92%
16,42%
16,88%
17,41%
26,68%
31,23%
CEPISA
CPFL-Piratininga
ELEKTRO
CELESC
COPEL
AES SUL
CPFL-Paulista
BANDEIRANTE
RGE
ELETROPAULO
COSERN
CEMIG
COELCE
EPB
CELG
CEMAT
ESCELSA
COELBA
CELTINS
CEEE
CELPE
CEMAR
CEAL
CELPA

14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
Sample Mean 7,36%
2,73%
4,29%
4,52%
5,22%
5,54%
5,90%
6,13%
6,22%
6,35%
7,26%
7,58%
8,07%
8,42%
8,54%
9,39%
9,73%
9,77%
9,85%
10,03%
10,17%
10,26%
10,28%
11,67%
12,16%
CEPISA
CPFL-Piratininga
CEEE
CELESC
BANDEIRANTE
CPFL-Paulista
ELETROPAULO
COPEL
ELEKTRO
AES SUL
ESCELSA
RGE
CEAL
COSERN
CEMAR
EPB
CELG
CELPE
CEMAT
COELBA
COELCE
CEMIG
CELTINS
CELPA

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25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
Sample Mean
6,81%
1,17%
1,46%
1,66%
1,78%
2,01%
2,14%
2,49%
2,53%
2,74%
2,84%
3,28%
4,04%
4,05%
4,95%
5,21%
5,95%
8,58%
8,87%
9,79%
11,26%
11,83%
14,47%
17,13%
19,43%
20,67%
AES SUL
CPFL PIRATINING
RGE
COSERN
CPFL PAULISTA
CELESC
CELG
ELEKTRO
COELCE
COPEL
CEMIG
ENERGISA PB
AES ELETROPAU
ENERGISA MT
COELBA
EDP BANDEIRANT
CELPE
CEMAR
EDP ESCELSA
AMPLA
CEEE
ELETROBRAS AL
ELETROBRAS PI
CELPA
LIGHT

2.6.7. Programs of reduction of Losses

2.6.7.1.1. Contextualization

The technical losses refer to the portion of the losses in the distribution inherent to the process of transportation, voltage transformation, and measurement of the power in the concessionaire's network.

The non-technical losses, on their turn, represent all other losses associated to the distribution of electric power, such as power thefts, measurement errors, errors in the invoicing process, consuming units without measurement equipment, etc. They are measured by the difference between the Losses in the Distribution and the Technical Losses.

The regulatory benchmark to the Non-Technical Losses is redefined at every rate revision and may occur a descending course, recognizing a lower level of non-technical losses at every rate adjustment, or as a fixed goal, where the level of non-technical losses recognized in the rates, always referred in terms of non-technical losses on the low voltage market, maintains continuous over the rate cycle.

The approach adopted by ANEEL for the definition of the limits of non-technical losses is the comparison of the performance of distributors that act in similar concession areas. Such comparison occurs essentially from the construction of a complexity ranking in the fight against the non-technical losses that aims at measuring in an objective manner the difficulty level faced by each distributor to reduce, essentially, the frauds and power thefts in its actuation area. Problem of the non-technical losses in the concession area of CELG D.

The social-economic conditions of the concession area of CELGD put it in the 29th position in the social-economical complexity index assessed in the third cycle of rate revision carried out by ANEEL, as published in the Technical Note no. 0031/2011 – SER/ANEEL.

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However, a more accurate analysis is required, once there are within the concession area of CELG D, two geographic areas (surroundings of Goiania e of Brasília) that have high social-economical complexity indexes, making the fighting very difficult as in the concession areas of greater complexity. It indicates that the social-economic conditions in such areas put them among the most difficult areas of the country to fight the PNT.

Such areas comprehend almost 2 million of inhabitants, being the fighting against the PNT made difficult by the high indexes of violence the inspectors are exposed to, since virtually there is no public safety in such places. (E.g., Aparecida de Goiânia, Senador Canedo, Trindade, Águas Lindas, Luziânia, Valparaízo de Goiás, Novo Gama, Jardim do Ingá, etc.).

Anápolis
Araçu
Inhumas
Nerópolis
Gameleira de Goiás
Goianira
060
Santa Bárbara de Goiás
457
Trindade
Goiânia
Sen. Canedo
Silvânia
060
352
Aparecida de Goiânia
Guapó
153
Hidrolândia
Bela Vista de Goiás
Cezarina
060
Varjão

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Águas Lindas
de Goiás
GO-547
070
DF-451
080
DF-097
251
DF-010
DF-095
Brasíl
TAGUATINGA
DF-085
450
DF-002
CEILÂNDIA
ÁGUAS CLARAS
DF-001
DF-025
DF-180
DF-075
DF-190
060
225
DF-280
Santo Antônio
do Descoberto
251
DF-065
DF-055
DF-180
DF-480
251
DF-290
GAMA
060
040
DF-495
Novo Gama
Valparaíso
de Goiás
GO-521
Cidade
Ocidental
GO-520

The increase of the population's income allied to the credit facilitated in the last few years, made that such population has had access to more consumables, increasing the consumption of electric power. However, the recent increases of the electric power rate put several consumers in default, as well as some migrated to the practice of frauds in the measurement, so avoiding to reduce their lifestyle.

We also highlight that one of the elements that make it difficult the improvement of the social-economic conditions and, especially, the housing conditions and infrastructure in such areas is the high population growth. Taking into account that the greatest part of migration to such regions is composed of low-income people, and that the birth rate is greater between the classes of lowest income, there is an increasing demand for investments in infrastructure and popular housing.

It shall also be mentioned the increase of the number of clandestine allotments, where several people live and where CELG D may not installed distribution network, due to the irregular situation. However, such residents use clandestine connections, for supply of water via artesian Wells, as well as for the connection of other electric equipment.

Finally, it is highlighted the sophistication of the irregularities made, especially those carried out in meters, which violators rupture the seal and manipulate the consumption on a monthly basis, not leaving signs. It occurs due to the gap left by the regulation, which indicates that only the violation of the seals of the meter does not enable the administrative charge, even considering that the consumption substantially increases after the change of the meter to a less vulnerable one.

Such facts made that the indexes of non-technical losses on the BT market had a substantial increase from 4.57% in 2010 to 6.57% in 2014, representing 43.76% of increase from 2010 to 2014, as it was already shown in the graphs above. Following, the main difficulties in fighting against the non-technical losses are listed.

2.6.7.2. Main difficulties of fighting against the non-technical losses

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Although the fighting against the non-technical losses is the junction of operational management actions focused on results, defining the goals to be achieved in relation to the potential of recovery of the characteristics of each region, and supplemented by investments in more protected networks in areas of big losses, such as, for example, insertion of multicomplexed cables, increase of the height of the poles and greatest quantity of displacements of teams to inspect, among others.

The distributor, in the last few years, had serious difficulties of investments, since in the period of 2006-2012 it was disabled of increasing its rates, causing delays in investment in the more protected network as well as in a limited budget to fight the non-technical losses.

It shall also be mentioned the internal difficulties, because CELG Dis a quasi-public company and, therefore, is subject to law 8.666/93, which causes delays in the acquisition of materials, contracting, and performance of investments.

In addition to such difficulties, we may list the following:

• Absence of police station specialized in the theft of electric power: the inspections carried out in medium and big consumers, especially in the cases of derivation and handling, are hindered by the lack of experts, since such consumers difficult at the most the entrance of inspection teams in their establishments, with the goal to make the characterization of the irregularity more difficult, as well as at gaining time to the decharacterization thereto, which affects the charge of the consumption registered and not invoiced;

• Lack of police structure for support: the inspections carried out in places with high indexes of criminality may only be carried out with the support of the civil and military polices, which in many cases do not have the proper structure to provide such support, such as lack of fuel, lack of criminal experts, among other needs, generating difficulties to the performance of inspection with calm, and causing the exposure of employees to the risk;

• Sophistication of the irregularity types: At the extent technological progresses are achieved, the violators also get specialized, being increasingly frequent sophisticated artifices, especially in electronic meters. It makes that a longer time is spent in the identification of such irregularities, hindering the productivity of the teams;

• Great number of UCs in the rural zone: CELG D has approximately 7% (seven percent) of its consumers classified in the Rural class, being that some, due to the great territorial extension of the state of Goiás, are more than 80 km from the closest city, which reduces the quantity of inspections carried out on a daily basis. In the 2nd Cycle, the Average Displacement Time, used in the definition of the productivity of the inspection teams, did not consider such particular, failing to grant to CELG D approximately R$ 1 million/day;

• Normative Resolution 414/10: The Normative Resolution 414/10 brought advances in relation to the previous Resolution, 456/00. However, the reduction of the maximum collection period for 36 months hinders the concessionaires, since that, due to the limitation of costs imposed by the Reference Company, we could not inspect a greater number of consumers, which may lead to irregular period superior to the allowed maximum. Additionally, in the cases of defect in the measurement, so that it may make the collection of the consumption not invoiced, respecting the maximum limit of 3 cycles, TOI shall be issued, which makes that we perform an inspection in that UC, so that we do not take the risk the consumer, when inspected in another occasion, to use §2 of art. 132 of the said resolution. Such requirement of § 7 of art. 115 results in the performance of inspections in UCs that would not be normally inspected, delaying the identification of UCs with irregularity, which makes the irregular period longer;

• Lack of support of the Judiciary Branch: The judges that judge the actions of violating consumers, in many cases, disregard the Normative Resolution 414/10, which ends up nullifying the administrative collection, so incentivizing the performance of irregularities in the measurement.

The presence of the Technical-Scientific Police, through its experts, provides public credit, which

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favors the gain of causes. However, for the reasons exposed above, the lack of experts makes that the same follow-up an insignificant portion of the inspections carried out, which generates such legal unsafety.

2.6.7.2.1.	Activities of fighting against PNT

The activities related to the fighting against PNT, carried out by own personnel and by outsourced personnel, are divided in INSPECTION/REGULARIZATION and NEGOTIATION, carried out in a continuous manner, in consuming units served at low voltage (Group B) and high voltage (Group A), with direct and indirect measurement, located in the whole concession area of CELG D, being subdivided into:

INSPECTION / REGULARIZATION

1. Inspection with or without suspension of the supply, without notification;

2. Inspection with or without suspension of the supply, with notification;

3. Inspection with Installation and/or Removal of the Meter, with or without suspension of the supply, without notification;

4. Inspection with Installation and/or Removal of the Meter, with or without suspension of the supply, with notification;

5. Inspection with Replacement of Meter, with or without suspension of the supply, without notification;

6. Inspection with Replacement of Meter, with or without suspension of the supply, with notification;

7. Inspection with Removal of the Service Branch, without notification;

8. Inspection with Removal of the Service Branch, with notification;

9. Inspection with Removal of Clandestine Connection.

NEGOTIATION

1. Calculation of the retroactive difference of not invoiced consumption;

2. Assembly of the Irregularity Processes;

3. Issuance and Delivery of Notifications, with Suspension of the Supply in the Circuit Breaker, Shroud Box, or Pole;

4. Suspension of the Electric Power Supply;

5. Cut Inspection;

6. Analysis and Inspection of Opinion in consumers’ Resource;

7. Negotiation of the Irregularity Processes;

It is CELG D’ exclusive liability for the management of the activities, audit, preparation of procedures, procedure of irregularity proceedings, and preparation of technical reports in the measurement equipment.

2.6.8.	Details of the program of fighting against the non-technical losses

Upon such context, CELG D, concerned on the increase of the non-technical losses, and aiming at getting suitable to the new methodology of regulatory treatment to the non-technical losses to the current cycle of periodical rate revision of the distribution concessionaires, the distributor concentrated on the search for the best manner of fighting against the non-technical losses with the best cost/benefit relationship.

In such sense, the company contracted outsourced labor specialized in fighting against the losses, which culminated in the preparation of a new project aiming at the contracting of outsourced company so that the performance of the technical services of fighting against the irregularities in the measurement, which will enable CELG D to enhance even more the reach of the actions of fighting against the irregularities in the measurement.

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The project has as reference other ones adopted in other power concessionaires and comprehend all needs suggests by the specialists of CELG D, having been established guidelines and actions, defining the goals to be achieved in relation to the potential of recovery and to the characteristics of each region, that is, a management model focused on results.

In a supplementary manner, a redesign was performed of the processes of Inspection, Negotiation Calculation, resulting in the improvement of the assertiveness of the performed inspections, according to parameters defined by the regulatory body (ANEEL), agility in the assembly of the administrative collection processes, intensification of consumers' notifications, and stressed reduction of the collection of processes to calculate/negotiate, which were at levels very high and with trend to increase, with risks of serious losses to CELG D, by difficulty in the receipt of the processes or by the possibility of prescription thereof.

It is also applicable to highlight that the employees of CELG D involved in the fighting against non-technical losses in the last few years (2012-2014), attended seminars and technical visits in other distributors, aiming at exchanging experiences in the fighting against non-technical losses.

Following, we may check the performance of CELG D related to the number of inspections in consuming units of Groups A and B over the last few years (2012-2014).

12243
9.937
11.000
2012
2013
2014
Nº of Inspections in UC of Groups A and B

Additionally, we may check in the graph below the number of negotiation of irregularity processes and its reduction over the years, result of training actions of CELG D's attorneys involved in the recovery of revenues through the judicial collection of irregularity processes and improvement of efficiency in the solution of the processes.

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3.318
2.378
1.465
2012
2013
2014
Nº of Negotiations of Irregular Process

Another point that is worth to highlight, reflex of the redesign of the processes of inspection, calculation, and negotiation, through the improvement of the reading consistency, where invoicing errors are already checked in field or in the office before the invoice is sent to the consumer. It was also improved the identification of stressed drops of consumption of consuming units with monthly history over 4,000 kWh due to defect in the measurement. Following we may check the performance of the index of assertiveness over the years (2011-2014)

18,00%
23,74%
25,96%
36,64%
2011
2012
2013
2014
Index of Assertiveness

2.6.8.1. Consumers without measurement

CELG carries out the whole invoicing of its consumers through the measured consumption, unless the cases of exception forecast in art. 72 of the Normative Resolution 414/2010, which are presented below, in terms of number of UCs in the last few years.

Until the closing of this Report, the most current data has not been made available to our analysis.

So, we present the last numbers of the study carried out in 2012 of Quantum to CELG D.

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Connection type	Class	Period dec-10	dec-11	dec-12
Single-phase (0-12 kW)	Commercial or service and other activity	268	310	478
	Own consumption	2	2	2
	Public lighting	601	608	614
	Public Power	48	48	168
Biphasic (13 to 25 KW)	Commercial or service and other activity	1	1	1
Three-phase (26 KW and onwards)	Own consumption	3	3	3
	Public Power	3	3	3
Total		**926**	**975**	**1.269**

Analyzing the evolution of the last years with available data, it may be observed that a question of consumers without measurement we have the following results:

UC evolution without measurement per connection and class			
Connection type	Class	2010-2011	2011-2012
Single-phase (0-12 kW)	Commercial or service and other activity	16%	54%
	Own consumption	0%	0%
	Public lighting	1%	1%
	Public Power	0%	250%
Biphasic (13 to 25 KW)	Commercial or service and other activity	0%	0%
Three-phase (26 KW and onwards)	Own consumption	0%	0%
	Public Power	0%	0%
Total		**5%**	**30%**

Listing the same according to the sub-type of consuming unit, the results to the same database are the following:

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QUANTUM

UC without measurement per sub-type	Period dec-10	dec-11	dec-12
No subtype	602	611	622
speed bump municipal highway	183	187	234
Cameras of Public Safety	15	15	138
speed bump federal highway	47	57	117
speed bump state highway	15	41	77
other	7	7	18
Traffic light	16	16	17
Cable TV	10	10	10
Telephone Exchange	10	10	10
Light panel	5	5	9
Substation	5	5	5
Bus station	3	3	3
ATM	3	3	3
Electronic Signage	2	2	3
Square with lights	1	1	1
House	1	1	1
Public lighting	1	1	1
Total	**926**	**975**	**1.269**

First, it is important to highlight that in 2012, the consuming units without measurement significantly increased, and over the average increase of the demand.

Such addition, it is basically explained by the increase of the commercial one-phase UCs, which passed from 310 to 478 units. The increase of the one-phase UCs calls the attention of the Public Authority, which passed from 48 to 168 units, during 2012.

In relation to the sub-types, the evolution was the following:

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QUANTUM

UC without measurement per sub-type	2010	2011	2012	2010-2011	2011-2012
No subtype	602	611	622	1%	2%
speed bump municipal highway	183	187	234	2%	25%
Cameras of Public Safety	15	15	138	0%	820%
speed bump federal highway	47	57	117	21%	105%
speed bump state highway	15	41	77	173%	88%
other	7	7	18	0%	157%
Traffic light	16	16	17	0%	6%
Cable TV	10	10	10	0%	0%
Telephone Exchange	10	10	10	0%	0%
Light panel	5	5	9	0%	80%
Substation	5	5	5	0%	0%
Bus station	3	3	3	0%	0%
ATM	3	3	3	0%	0%
Electronic Signage	2	2	3	0%	50%
Square with lights	1	1	1	0%	0%
House	1	1	1	0%	0%
Public lighting	1	1	1	0%	0%
Total	**926**	**975**	**1.269**	**5%**	**30%**

The installation of public safety cameras during 2012 virtually explains the growth of the UCs without measurement of the public authority. It is also highlight a strong growth in the speed bumps of federal and state roads.

As it was approached, the Public Lighting is unit of consumption without measurement, being the whole invoiced consumption obtained through estimates, but it is a factor that represents big losses to the company, in detriment thereof, CELG D in the last years has concentrated efforts in the control, monitoring, and measurement of the Public Lighting and Shared Use.

Following it is detailed as it is being developed the fighting program of Recounting of Public Lighting and Shared Use.

2.6.8.2. *Project of Renouncing of Public Lighting and Shared Use.*

Considering the park of Public Lighting (IP) is municipal property, which is also responsible for its maintenance, operation, and enhancement, generally enhancements occur without the awareness of the distributor, generating as consequence changes of consumption, causing substantial losses, since the consumption resulting from the enhancements occurred and not informed by the respective city halls, generates great losses of power, since as it was already approached the IP invoicing is through estimates.

Thus, with the purpose of reducing the non-technical losses, the company prepared a basic design, aiming at the contracting of specialized company in the performance of services of the public lighting and shared use of poles, aiming at re-registering poles/geographic points, in the whole concession area, except the city of Goiania, correcting the identification errors of the type and power of lamps and reactors, which have not been invoiced.

Thus, in 2012 it was started the preparation of the basic design for contracting of outsourced company to perform the technical services of survey of the public lighting park and shared use of poles, in the whole

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concession area, except the city of Goiania, which was bided and the service was carried out and completed on 07/20/2015.

To the city of Goiania, it was already performed, being in phase of contract signature.

The investment plan indicates the performance of a recounting of IP and Shared Use in 2016, it will be repeated every 2 years, with projected investment of approximately R$ 6.5 million per contract.

2.6.8.3.	Project of Fighting to Irregularities in the measurement.

In addition to the problems related above, undue enhancements occur, by default of the distributor, of the telephony, internet, and cable TV networks, generating financial losses to CELG D, for the non-collection of revenue through the sharing of the distributor’s distribution network, which makes the situation more serious.

Upon it, CELG, through its Board of Directors, prepared a project of fighting against the irregularities in the measurement aiming at the contracting of company specialized in the performance of services of inspection and regularization, calculation of the retroactive differences, analysis of resources and negotiation of processes of irregularity/deficiency in the measurement, in a continuous manner, in consuming units served at low voltage (Group B), with direct and indirect measurement, located in the whole concession area of CELG.

Thus, the project of fighting against the irregularities in the measurement was estimated in 10 years of duration, the same will be continuous, unless indication to the contrary, at the cost of R$ 14 million a year.

The Research and Development project no. 334/20159 was also started, aiming at the development of software of data mining, which purpose is the identification of UCs with irregularity, through the use of business rules.

Other projects are being analyzed, but are in preparation phase, not having defined costs.

2.6.8.4.	Future Projects of Fighting to Non-Technical Losses

Aiming at improving the performance of the fighting against the non-technical losses, CELG D plans to adopt the following actions in the future:

• Contract inspection service of UCs and negotiation of processes of irregularities in the measurement:✓ 120,000 Inspections/year✓ 25,000 Negotiations/year

• Develop smart methodology to point out frauds with characteristics checked in the concession area of CELG D (P&D 334 and GAUSS).

• Install remote measurement in all UCs of Group A.

• Implement new stage in the invoicing process, between the generation of supplies and issuance of invoices.

However, up to the closing of this report the opening related to the period and values of the projects, have not been made available to greater deepening and details of the fighting programs and reduction of losses.

9 The software Click View and Gauss are also part of this project, which will supplement the P&D project.

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2.6.9.	Results of Fighting against Non-Technical Losses

In the last few years (2012-2014), implementation of the management program of non-technical losses of CELG D presented the following results, according to the reports of Administration of CELG D:• Annual recovered power of 60 GWh, in the value of R$ 13 million in 2014• Reduction of the annual required Power of 1.3 Gwh, in the value of R$ 500,000.00 in 2014• Annual aggregated power of 16 GWh, in the value of R$ 3 million in 2014• Increase of the recovered retroactive power from 15 to 19 GWh, in 2012• Increase of the power aggregated to the invoicing, due to the regularization of the irregularities in the measurement from 18 to 20 GWh, in 2012.

Until the closing of this report, the gap related to the results, including calculations, calculation, course of the Reduction/Increase, and projection of power, and monetary values, were not made available for greater deepening and details.

2.6.9.1.	Expected and Achieved Results in Recounting of IP and Shared Use.

It is expected that the economic benefit with the execution of the contract to perform technical survey services of the public lighting park and shared use of poles, in the whole area of concession, except the city of Goiania, which termination was on July/2015, has the following results:

• Power aggregated to its revenue with the update of the quantitative and power of lamps and reactors (approximately 100 GWh)

• Retroactive collection of irregularities (approximately 180 GWh)

• Additional revenue earned with an index of non-technical losses lower than the regulatory standard.

The results following presented are related to 133 cities out of the total of 237, such that still in August, 2015, CELG D forecasts to launch the re-registration of more than 103 cities.

The values informed below are restricted to the cities already re-registered and invoiced, totalizing 125 cities and respective locations, out of the total of 237 cities.

Following it is showed the results achieved up the present with such project.

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QUANTUM

R$ 10.000,00
R$ 9.000,00
R$ 8.000,00
R$ 7.000,00
R$ 6.000,00
R$ 5.000,00
R$ 4.000,00
R$ 3.000,00
R$ 2.000,00
R$ 1.000,00
R$ -
jul/14
ago/14
set/14
out/14
nov/14
dez/14
jan/15
fev/15
mar/15
abr/15
mai/15
jun/15

	jul/14	ago/14	set/14	out/14	nov/14	dez/14	jan/15	fev/15	mar/15	abr/15	mai/15	jun/15
Increase (R $ x thousand)	R$ 145,10	R$ 266,90	R$ 472,10	R$ 726,10	R$ 943,80	R$ 1.138,80	R$ 1.777,30	R$ 2.126,60	R$ 2.623,60	R$ 2.828,70	R$ 2.973,90	R$ 3.066,20
Previous Revenues (R $ x thousand)	R$ 291,30	R$ 682,10	R$ 1.191,60	R$ 1.960,40	R$ 2.246,90	R$ 2.889,90	R$ 3.832,10	R$ 4.305,50	R$ 4.375,60	R$ 4.789,30	R$ 5.553,90	R$ 5.553,90
Current Revenues (R $ x thousand)	R$ 436,30	R$ 949,00	R$ 1.663,70	R$ 2.686,60	R$ 3.190,70	R$ 4.028,70	R$ 5.609,30	R$ 6.432,10	R$ 6.999,30	R$ 7.618,00	R$ 8.527,80	R$ 8.620,10

Increase (R $ x thousand) Previous Revenues (R $ x thousand) Current Revenues (R $ x thousand)

The conversion of the values from KWh into R$ occurred as follows:

- Until August, 2014, the net rate corresponding to R$ 0.1584 was used
- On September, 2014, a proportional rate was used, considering the old rate and the new rate (40% and 60% respectively); resulting in a net rate corresponding to R$ 0.17896.
- In the period from October, 2014 to February, 2015, the net rate was R$ 0.19267
- From March, 2015, the net rate used to the projection of the next months was R$ 0.24107.

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The item Previous revenue of the graph, refers to the revenue of Public Lighting (IIP) CELG held with the IP before the re-registration.

It shall be highlighted the forecast of invoicing of R$ 10,879,455.82, related to the power aggregated to the invoicing within the period from June/2015 to April/2016.

The item Realized revenue of the graph deals with the IP revenue the company had after the performance of the re-registration, comprehending the power aggregated to the invoicing and the monthly portions of the retroactive consumption.

Additionally, we may highlight that the invoicing forecast is R$ 24,543,094.98, related to the future portions of retroactive consumption within the period from June/2015 to June/2019.

Analyzing the project as a whole, we may highlight that the following impacts of the re-registration of public lighting and shared use, had as result:

• Increment of monthly net revenue over R$ 3 million.

• Cities as Anápolis, Catalão, Águas Lindas, among others, had addition over 400,000 kWh/month.

• Cities as Rio Verde, Jataí, Itumbiara, Cidade Ocidental, Novo Gama, Goianara, and Trindade had an increment of or over 200,000 kWh/month.

To the city of Goiania that is in process of bidding completion and contracting of company to perform the re-registration service, the company expects that the economical result with the performance of the contract to perform technical survey services of the public lighting park and shared use of poles, in the city, which start is scheduled for August/2015, will have the following benefits:

• Power aggregated to its revenue with the update of the quantitative and power of lamps and reactors (approximately 1 GWh)

• Retroactive collection of irregularities (approximately 1 GWh),

• Additional revenue earned with an index of non-technical losses lower than the regulatory standard.

2.6.9.2.	Expected Results in the Fighting against Irregularities in the measurement

The economic benefit expected with the performance of the contract to the execution of technical services of fighting against the irregularities in the measurement, which forecast of start is November/2015, will be constituted by the following expected results, according to the PNT Report of Celg 2015:

• Power aggregated to CELG D revenue with the regularization of consuming units (approximately 30 GWh),

• Reduction of the required power (approximately 13 GWh).

• Retroactive collection of irregularities (approximately 86 GWh).

• Additional revenue earned with an index of non-technical losses lower than the regulatory standard.

Until the closing of this report, the opening related to the results, including calculations, accountability, course of the Reduction/Increase, and projection of power and monetary values, were not made available for further deepening and details.

2.6.10. Reference of Files of Losses

The information demonstrated in the item Losses were taken from the following files:

• CELG D 1.1.4000001 – ADMINISTRATION REPORT 2012

• CELG D 1.1.4000002 – ADMINISTRATION REPORT 2013

• CELG D 1.1.4000003 – ADMINISTRATION REPORT 2014

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  CELG D 10.11.000089 - 2.10 – NON-TECHNICAL LOSSES
  CELG D 10.12.000089 - 2.10 – NON-TECHNICAL LOSSES - REPORT
  CELG D EVOLUTION OF THE TECHNICAL LOSSES ITEM 2.11
  CELG D 08.1.7000004 - ITEM 2.8.7.4_RESULT PLAN CELG DISTRIBUIÇÃO
  ANEEL and CELG D 1.1.2000004 - SPARTA CELG
  ANEEL BASE_PERDAS_INTERNETJUL2014_26_05
  ANEEL SUBMODULE 2.6 OF PRORET

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2.7. Replacement costs

The Replacement Cost Method establishes that each asset is valued through all expenses required to its replacement to an identical, similar, or equivalent one that carries out the same services and that has the same capacity of the existing asset.

To the complete definition of the Remuneration Base, it is required to establish the following values:

New Replacement Value (VNR): It refers to the value of the new asset, identical or similar to the evaluated one, obtained from the concessionaire’s price base, or from the reference price base, when homologated, or of the updated accounting cost.

Market Value in Use (VMU): It is defined as the New Replacement Value – VNR deduced out of the depreciation portion, which shall always respect the percentages of accumulated depreciation recorded in the accountancy to the considered asset, from the date of its immobilization.

Remuneration Base Value (VBR): It is defined by the multiplication of the Use Index by the Market Value in Use. The Use Index is defined as a percentage that shows the use of the asset in the public service of electric power distribution.

The situations related to the general refurbishments and/or re-potentialization of assets shall be conducted according to criteria established in MCSE and MCPSE.

For the group of “Land” assets, “Buildings, Civil Works, and Improvements”, and “Substations”, it is applied a percentage that shows the use of the asset in the public service of electric power distribution, so defining the index of use for such assets.

The Use Index of lands, buildings, and substations is applied on the New Replacement Value – VNR, defining the Full Use Index – IAI, and on the Market Value in Use – VMU, defining the Depreciated Use Index – IAD.

For application of the use index, it is required a qualified analysis of the use, function and/or allocation of the asset, differentiating convenience from need, regarding the granted activity of electric power distribution.

The assessment of such assets shall be made taking as base the depreciated New Replacement Value, respecting the depreciation criteria and accumulated depreciation percentage, recorded in the accountancy.

2.7.1.	Determination of the New Replacement Value – VNR

The costs of Refitting is the way that ANEEL uses to gauge the slenderness tariff item and the prudent investment and that outline the companies in the electrical sector in the budgeting of investments so that they are recognized on the basis of the Remuneration regulatory compliance.

The rules take in consideration the weighted average prices of the purchases of the last two years or exceptionally, when not occurred the purchase of that material in the last two years, using the four last years.

This way, it is very important that companies have a control of the additional costs (labor, third service itself, project, transport, etc.) in order not to exceed the established parameters and deadlines for their implementation, aiming to improve the gains achieved at the time of Periodic Tariff.

2.7.2.	Determination of the New Replacement Value – VNR

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The equity assessment does not represent the market value, but a reference value, arising from the application of the use and depreciation on the replacement costs for equipment, improvements, and civil works in operation (considering the expenditures with facilities and other additional costs and eliminating the expenditures with recoverable taxes (ICMS); but the non-recoverable taxes are considered in the formation of costs).

Thus, the items that compose the final value of the fixed assets (New Replacement Value – VNR) considered in the assessment are described in the following portions:

VNR = EP + COM + CA + JOA

EP – Main Equipment – equipment represented by the Registration Units (UC/UAR), according to MCPSE;

COM – Minor Components – set of fixed components bound to a certain main equipment;

CA – Additional Costs – comprehend the costs required to the placement of the asset in operation, including the costs of project, management, assembly, and freight, being applied on the value of the main equipment added of the smallest component;

JOA – Interests on Ongoing Works – represent the remuneration of the ongoing work and is applied on the total of the previous items, for substations, lines, and distribution networks.

The main equipment is that defined in the Registration Units – UC, or Addition and/or Removal Units –UAR, by MCPSE. For the main equipment, the value of a new asset, identical or similar to the assessed one is obtained from the Reference Price Base.

The assets that are not in the concessionaire’s price base shall be considered as an assets of similar characteristics to the purpose of assessment. If a similar asset is not found, it shall be assessed through the update of the historical accounting values through the application of the index of the Transformation Industry – Machines, Electric Devices and Materials, column 34, assessed by FGV.

The accessory materials of the main equipment, identified as Minor Components – COM, will have their costs aggregated to the values of such equipment. The identification of such materials will be made in compliance with the criteria defined in the instructions of MCPSE.

The Additional Cost is the cost required to put the asset in operation, formed by the costs of design, management, assembly, and freight, being applied on the value of the equipment added of the minor components.

JOA is regulatory defined and calculated considering the real WACC after taxes, and applying the following formula, according to the following considerations:

Average construction terms: 3 months for air and underground distribution networks, 12 months for Substations and Underground Distribution Networks; 8 months for Distribution Lines (operating at a voltage over 34.5 kV);

Financial flow: for substations and distribution lines, it shall be considered the disbursement of 40% distributed in a homogeneous manner over the first half of the considered construction term, and 60% distributed in a homogeneous manner over the second and last half of the considered construction term; for distribution networks, it shall consider the financial flow of 26.7%, 33.3%, and 40% of disbursement distributed respectively in the 1st, 2nd, 3rd within the considered construction term.

The monthly disbursement will be so defined:

For substations and underground distribution lines:

D1	D2	D3	D4	D5	D6	D7	D8	D9	D10	D11	D12
6.67%	6.67%	6.67%	6.67%	6.66%	6.66%	10%	10%	10%	10%	10%	10%

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For distribution lines:

D1	D2	D3	D4	D5	D6	D7	D8
10%	10%	10%	10%	15%	15%	15%	15%

For distribution lines:

D1	D2	D3
26.7%	33.3%	40.0%

The use index established to the group of assets that compose a substation (power transformation, circuit breaker, switches, busbar, current and potential transformers, and reclosers that oppose the bay, of the substation transformer), results from the application of an index that considers the use factor of the substation and the expectancy to the next 10 (ten) years, of the percent growth of the load served by the substation.

The assets related to lands and easements were assessed from the update of accounting values, by IPCA, provided that it is checked that there are no relevant distortions between the physical assets effectively existing and the assets in the concessionaire’s equity control.

a) the percentage of use of a land under assessment is defined by the ratio between the area effectively used (or usable area) and the total area of the land used for the construction of works and/or installation of assets for the public service of electric power distribution. It shall be included as areas of effective use (or usable areas) the areas of safety, maintenance, circulation, maneuver, and parking, applicable, in relation to type, size, and characteristics of the existing building or facility.

b) in the event of land of existing substations and substations in service, when the substation does not occupy the whole usable area of the land, and it may not be legally divided for purposes of disposal, it may also be considered, as usable area, as operational reserve, an additional percentage of up to 20% calculated on the percentage of use, calculated according to the criteria set forth in the previous item.

c) in the specific case of lands of buildings, it may be considered an additional percentage of up to 10% of the total area of the land, for green areas effectively existing, also recognized as usable areas.

The assets related to the easements were assessed from the update of accounting values, by IPCA, provided that it is checked that there are no relevant distortions between the physical assets effectively existing and the assets in the concessionaire’ equity control.

It shall be subject matter of assessment all assets and facilities that characterize registration units in the equity control, as MCPSE recommends, counted in the subgroup of accounts related to “Buildings, civil works, and improvements”. The shelters, equipment bases, tanks, silos, and others, which are part of the structure of the building, are also included in this type of assets the facilities that shall be assessed, provided that they meet the determinations of MCPSE and MCSE and updated by INCC – National Index of the Construction Cost.

For the vehicles, the replacement value of such values was determined through the update of the respective accounting values by IPCA.

For the furniture and appliances, the replacement value of such assets was determined through the update of the respective accounting values by IPCA.

Software was assessed through the update of the respective accounting values by IPCA.

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For the determination of the market value in use – VMU, it shall be used only the Method of the Straight Line Method 1 for the depreciation, obligatorily considering the percentage of the accumulated depreciation, recorded in the accountancy for each item of the considered asset.

In no hypothesis, the accounting criteria and procedures, the depreciation rates and the percentages of accumulated depreciation of each asset registered in the accountancy may be changed. It is not accepted the use of any other depreciation criteria. The situations related to general refurbishments of assets shall be conducted according to criteria established in MCSE and MCPSE.

The market value in use for the composition of the remuneration base will be obligatorily equal to zero when the asset is fully depreciated, as identified in the respective accounting record.

For effect of depreciation, annual depreciation rates are used to the assets of use and similar characteristics, in the scope of the electric power distribution, according to MCPSE.

The Special Obligations are resources related to the consumer’s financial participation, of the budget allocations of the Federal Government, federal, state, and municipal moneys and special credits bound to the investments applied in the projects linked to the concession, as forecast in art. 1 of Decree no. 28.545, as of August 24, 1950, art. 142 of Decree no. 41.019, as of February 26, 1957, and art. 18 of Law no. 4.156, as of November 28, 1962.

The Special Obligations are not interest bearing liabilities and are not credits of the stockholder. They were updated with the same criteria and indexes used to correct the assets recorded in the Fixed Asset of the agents, that is, using the variation checked between the total new replacement value, and the original accounting value, not depreciated, of the Machine and Equipment account, on the balance of the Obligations.

Special (corrected balance, without deducing the depreciation), for determination of the updated value of the Special Considerations to be considered as reducing portion on the remuneration base.

For the investments related to Luz para Todos Program, in the participation of the sources of resources related to the Energetic Development Account – CDE, States, Cities, and Global Reserve of Reversion –RGR, it will be considered the amounts effectively realized, if the contract has already had fully physically performed and settled before ELETROBRAS, or are made proportional when the contract is in execution.

2.7.3.	Composition of the Regulatory Remuneration Base – BRR

The Regulatory Remuneration Base (BRR) is composed by the values of the following items:

I – Fixed asset in service (AIS), assessed and depreciated (or amortized, according to the specific case);

II – Operation storeroom; III – Deferred asset; and IV – Special obligations.

The following groups of the concessionaire’s asset accounts are considered: I – intangible; II – lands; III – reservoirs, dams, and ducts; IV – buildings, civil works, and improvements; V – machine and equipment; VI – vehicles; and

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VII – furniture and appliances.

For effect of assessment of the remuneration base, it is only considered the assets bound to the concession and classified in the activities of distribution, administration, commercialization, and associated generation. In the use of plants, the assets that belong to a certain distributor will be only assessed to the cases that meet the requirements forecast in § 6 of art. 4 of Law no. 9.074, of 1995.

The groups of asset accounts related to Intangible; Land; Buildings, Civil Works, and Improvements; Machines and Equipment; Vehicles and Furniture and Appliances, bound to the public service of electric power distribution, related to the activities of Electric Power Distribution and Administration, are subject matter of assessment, aiming at the composition of the concessionaires’ remuneration base.

For the assessment of the assets aiming at the definition of the remuneration base, the following guidelines were observed:

a) the remuneration base approved in the third cycle of rate revision (3CRTP) shall be “shielded”.

It is understood as shielded base the adjusted values approved by report of assessment, including the movements occurred (additions, write-offs, depreciation) and the respective updates;

b) the inclusion between the base dates of the third cycle of rate revision and June, 2015, provided that still in operation, composes the Incremental Base and are assessed using the methodology defined in the Submodule 2.3 of PRORET;

c) the final values of the assessment are obtained summing the updated values of the shielded Remuneration base (item a) with the values of the inclusions occurred between the base dates of the third cycle of rate revision and June, 2015 – incremental base (item b);

For assessment of the assets that compose the shielded base, the following procedures were adopted, in this sequence:

a) The write-offs occurred between the base dates of the third cycle of rate revision and June, 2015 were eliminated;

b) After the exclusion of such write-offs, the remaining values of each asset of the shielded base shall be updated, year by year, by the variation of IGP-M;

c) The monetary value related to the Special Obligations of the shielded base was obtained updating the value approved in the 3CRTP by the variation of IGP-M.

No value was deducted from the Special Operations as write-offs made in the shielded base;

d) It was taken into consideration the effect of the accumulated depreciation occurred between the base dates of the third rate revision and June, 2015, obtaining the value of the updated shielded remuneration base;

e) In relation to the storeroom of operations, the average balances of the last 12 (twelve) months were assessed, and the accounting values by IPCA shall be updated to the Deferred Asset.

For the assessment of the assets that have been added to the equity, provided that still in operation the following procedures were adopted, in this sequence:

a) The inclusions between the base dates of the third cycle of rate revision and June, 2015, provided that still in operation, are assessed using the methodology defined in Sub-module 2.3 of PRORET;

b) The calculation of the not used portion was applied. For substations, lands, buildings, works, and improvements, it shall be indicated the percentages considered to the use index, for the purposes of its inclusion in the remuneration base, from the verification and qualified analysis of the effective use of the respective asset in the public service of electric power distribution;

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c) It was taken into consideration the effect of the accumulated depreciation occurred between the start-up date and the base date of the third cycle of rate revision and June, 2015, obtaining the value of the remuneration base;

Out of the fixed asset in service, it was excluded, for effect of determination of the Regulatory Remuneration Base – BRR, the following assets and facilities that compose the Regulatory Annuity Base –BAR: software; hardware; administrative sites; buildings, civil works, and administrative improvements; machines and administrative equipment; vehicles; and furniture and appliances. The remuneration, amortization, and depreciation (except for sites) related to such assets, and facilities are given as annuities. The model used for the calculation and the evolution of the Gross and Net Remuneration Base took into account the same format used by ANEEL during its inspections of the Regulatory Remuneration Base in the Periodical Rate Revisions. The Fixed Asset in Service was added of the values of the annual investments and updated in currency from December, 2015 or by the corresponding IGP-M.

Our calculations were made with all assets of the Shielded Base of 1st Cycle (244,806 records), Incremental Base of the 2nd Cycle (112,035 records), Incremental Base of the 3rd Cycle (149,081 records), and assets paid up until June, 2015 (50,867 records), removing the respective write-downs and corrected by the indexes established by ANEEL (IPA-34, INCC, IPCA, and IGP-M).

Depreciations occurred in the period were also calculated according to ANEEL rates and the 100% depreciated assets, the special obligations, and the use indexes of Substations were removed, according to the lines demonstrated in the investment spreadsheet.

In the evolution of the Bases, it was taken into account that the behavior of the assets paid up after June, 2015 would be similar to the assets paid up in 2014 to the development of the 100% depreciated values, and that were analyzed up to the end of the Concession.

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2.8. Social and environmental matters

In general, the assessments carried out considered the following topics:

• Organizational Structure;

• Occupational Health, Safety, and Environment Management System;

• Management of Occupational Health, Safety, and Environment Aspects and Impacts;

• Accidents by Violation of Environmental and Occupational Safety Standards;

• Social-environmental Risks and Conflicts;

• Environmental Liabilities;

• Environmental Regularization/Licensing;

• Notifications/Fines/Terms of Conduct Adjustment;

• Federal, State, and Municipal Technical Registrations;

• Spatial Environmental Analysis of the Current and Future Electric System (Forecast Investments);

It is worth noticing that were considered, for orientation of content of this assessment, the indications of technical guidelines of the SFI/World Bank Group (International Financial Corporation / World Bank Group), with emphasis on:

• Environmental, Health, and Safety Guidelines for Electric Power Transmission and Distribution;

• Environmental, Health, and Safety General Guidelines.

• Performance standards on environmental sustainability.

These documents cited above are available, respectively, in the following links:

•http://www.ifc.org/wps/wcm/connect/66b56e00488657eeb36af36a6515bb18/Final%2B-%2BElectric%2BTransmission%2Band%2BDistribution.pdf?MOD=AJPERES&id=1323162154847

• http://www.ifc.org/wps/wcm/connect/554e8d80488658e4b76af76a6515bb18/Final%2B-%2BGeneral%2BEHS%2BGuidelines.pdf?MOD=AJPERES

•http://www.ifc.org/wps/wcm/connect/topics_ext_content/ifc_external_corporate_site/ifc+sustainability/our+approach/risk+management/performance+standards/environmental+and+social+perf ormance+standards+and+guidance+notes

2.8.1.	Work Methodology

It is integral part of the present document the preliminary assessment related to the occupational health, safety, and environment aspects of CELG Distribuição (CELG D). The assessments were divided in the following stages:

✓ Stage 1 – Assessment of the Database (WORK ENVIRONMENT), made available on 07/28/2015 by CELG D. Such assessment was carried out within the period from 07/28/2015 to 08/26/2015.

✓ Stage 2 – Performance of interviews and assessment meetings (Due Diligence) for confirmation of the data made available in the WORK ENVIRONMENT. It is also highlighted that visits to some facilities were also made with highlight to:

• Electromechanical Shop (Date: 07/30/2015 – Location: Goiania);

• Isolating Material Laboratory (Date: 07/30/2015 – Location: Goiania);

• Central Storeroom (Date: 07/30/2015 – Location: Goiania);

• Yards of Useless and Disposed Items (Date: 07/30/2015 – Location: Goiania);

• Railroad Substations, Campinas, Guapo, Cezarina, Acreuna, Cabreuva, and Rio Verde, and Operational Unit of Rio Verde (Date: 08/10/2015 to 08/14/2015).

✓ Stage 3 – Consolidation of the data and information and preparation of the present Report.

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In the initial assessments integrating the Stage1, it was specifically used the data, information, documents, and technical reports integrating items 12.1 – SOCIAL-ENVIRONMENTAL MANAGEMENT, 20.1.07 –OCCUPATIONAL HEALTH, SAFETY, AND WORK ENVIRONMENT CONDITIONS.

Upon executing Stage 1, in relation to the environmental licenses of the facilities (substations, distribution lines (69 kV and 138 kV), telecommunications towers, shops, storerooms, etc.), the assessments made were limited to the verification of existences, validities, and evidences of formalization of the respective requests of renewal/revalidation.

Also in Stage 1, the assessments related to the inspection/infraction records, behavior adjustment terms (TACs), investments and expenses related to the management of health, safety, and environmental aspects and impacts (performed and to perform) were made through the verification of consolidated spreadsheets and some documents themselves. Thus, it was considered that the information that was made available reflects the company’s reality.

The CELG D has no environmental certifications and occupational safety and health, as for example, as the standards ISO 14001 (Environmental Management), and OHSAS 18001 (Occupational Health and Safety). Therefore, the company does not have an environmental management system, health and labor safety composed by systematic procedures and indicators for monitoring the management of these aspects.

It was not identified the existence of environmental certifications, such as, for example, according to standard ISO 14001 (Environmental Management) and OSHSAS 18001 (Occupational Health and Safety). No document and/or specific certificate on such topic was identified in the WORK ENVIRONMENT, as well as an assessment of the operational effectiveness of a health, safety, and environment management system, through the existence of systematized procedures and follow-up indicators of the management.

During Stage 2, new information was requested and obtained before CELG D, which contributed to a more detailed assessment of the company in relation to that previously made in Stage 1. The new information requested was also entered by CELG D in the WORK ENVIRONMENT.

During the performance of the work, it may be noticed the existence of knowledge, by the team integrating the Environment Advisory Board (DT-AMB) and of the Safety Engineering, Health, and Life Quality Department (DA-DPSV), of the existing fragilities and problems, as well as of the actions that shall be triggered to the continuous improvement of the occupational health, safety, and environmental management process in the company, but the human and financial resources available are insufficient to a more effective work and with more satisfactory results.

During the work, we can notice the existence of knowledge on the part of the team an integral part of the spokesperson for Environment (DT-AMB) and the Engineering Department of Health, Safety and Quality of Life (DA-DPSV), the weaknesses and existing problems, as well as the actions that should be taken to the continuous improvement of the process of environmental management, health and safety of working in the company, but the available financial and human resources are insufficient for a work more effective and more satisfactory results.

2.8.2. Results

2.8.2.1. Organizational Structure

This item is restricted to the evaluation of the organizational structure of the spokesperson for Environment (DT-AMB) and the Engineering Department of Health, Safety and Quality of Life (DA - DPSV)

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Environment:

In corporate terms, the Environment Advisory Board (DT – AMB) reports to the Technical Board of Directors (DT) of CELG D;

DT-AMB has as professional responsible for the area Mrs. Ivene Gomes de Paiva (Civil Engineer with Specialization/Post-Graduation in the Environmental Area). Such Professional has experience of 34 years of actuation in CELG D.

Currently, the technical team of DT-AMB is integrated by an Environmental Engineer, two trainees of Environmental Engineer and an Administrative Assistant. The Environmental Engineer and the Administrative Assistant were approved in the last Public Exam held by the company and have been for 6 to 4 months, respectively, at CELG D. Previously, the staff was only composed by Mrs. Ivene and the two trainees of Environmental Engineer.

In general lines, it is observed that the operational framework of the current DT-AMB is insufficient for the demands and environmental obligations of the company. Current professionals are responsible for the areas of licensing / environmental regularization, environmental management, environmental monitoring of works and invasion of tracks from bondage, management system and internal audits, in addition to the monitoring of environmental studies and projects, outsourced for environmental licensing purposes.

As part of the actuation of the Environment Advisory Board, it was informed that this area, although reporting to the Technical Board of Directors, in terms of organization chart, participates in the environmental discussions and related activities of the several areas of CELG D and, at some times, also of CELG GT. An important aspect and that was informed is that DT-AMB has participated in the definition of the preliminary layouts of the new transmission and distribution lines, and that, also in the conception of the designs, has attempted to minimize the occurrence of obstacles in the environmental licensing processes before the environmental bodies, highlighting SECIMA (Environment, Water Resources, Infrastructure, Cities, and Metropolitan Affairs Office) and IBAMA (Brazilian Institute of the Environment and Renewable Natural Resources).

It may be checked, during Stage 2, that DT-AMB acts much more as someone that orients and as an inspector than, effectively, as a performer of the actions of control of the environmental aspects of the operational activities of CELG D. It shall be highlighted that the inspection actions are restricted to eventual follow-ups, given the insufficiency of human and material resources to develop such activities. In a conversation with the responsible for the area, it was mentioned that the environmental control actions are responsibilities of the maintenance and operational areas, that is, they are assignments that are triggered and operationalized by the areas responsible for the main activities themselves, being DT-AMB liable for the follow-up.

As part of the works of DT-AMB, Environmental Management Plans are prepared for implementation and operation, which are agreed with the responsible areas (design, operation, and maintenance). Such fact imposes greater responsibility to the design, maintenance, and operational areas, but, on the other side, it demands inspection and follow-up by the environmental area, which is made difficult by the current organizational structure of DT-AMB, as exposed above.

Occupational Health and Safety:

In corporate terms, the Safety, Health, and Life Quality Engineering Department (DA – DPSV) reports to the Administrative Board of Directors (DA) of CELG D. Thus, the health, safety, and environment aspects and impacts are not guided by a same Board of Directors of CELG D, which ends up generating an own particular view of each area and less coordinated and orientated towards an Integrated Management System.

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Currently, DA-DPSV has as responsible Professional Mrs. Eugenia M. de Faria (Occupational Safety and Electrotechnical Technician). This professional is experienced in more than 15 years of actuation in CELG D. It is highlighted that the managerial function is opened, with the dismissal of one Engineer in charge of such function.

Currently, the following professionals integrate the technical team of DA-DPSV, including the Professional aforementioned:

• 10 Occupational Safety Technicians (06 in the Central Unit of Goiânia and 06 in the Units in the Countryside);

• 01 Occupational Safety Engineer;

• 01 Occupational Nursery Assistant;

• 01 Occupational Nurse;

• 01 Occupational Doctor.

Such professionals integrate the Service Specialized in Safety Engineering and in Occupational Medicine (SESMT) of CELG D. On 01/30/2015, CELG D filed with the Regional Superintendence of Labor and Employment of the State of Goiás the requirement of update of SESMT, in compliance with the Directive 3.214 of the Ministry of Labor and Employment (approves the Regulatory Standards – NR - of Chapter V, Title II, of the Consolidation of the Labor Laws, related to the Occupational Safety and Medicine), and NR-4. Upon such protocol, CELG D counted on 1712 employees in its staff, being 1 with working hours of 4 hours, 211 with 6 daily hours, and 1612 with 8 daily hours.

During Stage 2, in general, it was presented a report of concern by DA-DPSV in relation to the staff of such area, taking into consideration the legal demands and obligations of occupational health and safety of the company, as well as of relationship with the operational areas. Basically, the actuation is being restricted to the registration of outsourced companies providing operation and maintenance services, not there being time to the risk preventive, mapping, and management actions.

As part of the actuation of DA-DPSV, it was informed that this area, although reporting to the Administrative Board of Directors (DA) in terms of organization chart, is continuously demanded by the Distribution Board of Directors (DD), generating some divergences of positioning in relation to the occupational health and safety matters. It was reported by the coordination that, at some times, divergent positioning between such areas occurs, one focusing on the employees’ health and safety, and another focusing on the operation and maintenance of the electric system working. As reported, there is no, by part of CELG D, a culture of occupational safety and health yet.

It is worth noticing that CELG D has internal commissions for the prevention of accidents (CIPAs), as recommended by the Regulatory Standard of the Ministry of Labor and Employment (NR-5). The CIPA has as objective, by definition, the prevention of accidents and diseases resulting from work, so as to make it compatible with the permanent preservation of life and the promotion of the health of workers. Aspects related with the constitution, organization, tasks and operation of CELG were submitted by the company. However, we must highlight that it was not possible to assess the effectiveness of the same before their attributions and importance within the company.

Analogous to DT-AMB, it may be checked, during Stage 2, that DA-DPSV acts much more as someone that gives orientations than, effectively, as a promoter of health and safety actions of the operational activities of CELG D.

In addition to the search for assistance of legal requirements, a participation more directed at the promotion of actions for health and safety in the work environment has the potential to promote physical, mental and social well-being of workers, from motivational aspects. You can also contribute to the reduction of accidents and occupational diseases, increasing the productivity and the credibility of the company.

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2.8.2.2.	Occupational Health, Safety, and Environment Management System

Environment:

CELG D does not have an Environmental Policy, nor an Environmental Management System (SGA) structured and formalized. Although the company does not have an Environmental Management System implemented, and technical operational procedures registered and systematized, a lot due to the available organizational structure.

Anyway, in practice, it is noticed the effort of the current technical team for the performance of environmental management actions, among which it is highlighted the follow-up of the environmental licensing/regularization process of the facilities and structures and the management of solid waste generated in the operation and maintenance activities.

As part of its investment plan, CELG does not foresee the implementation of an SGA, for example, consistent with relevant technical standards, such as ABNT NBR ISO 14001 – Environmental Management System. Thus, effectively, CELG has not undertaken the commitment of including in its organizational structure activities of planning, definition of responsibilities, training courses, formalization of specific technical, operational, and environmental procedures, processes and resources to the implementation and maintenance of the management of their environmental aspects and impacts yet, including the establishment of goals and indicators. It shall be highlighted the fact that the environmental management actions are developed resulting from the effort of the professionals of DT – AMB, but in a non-formalized manner.

The company does not have, in a systematized manner, a follow-up of the legal and normative environmental aspects either, for example, through advice of specialized company. Such follow-up is made by the professionals of DT – AMB themselves.

Anyway, it is applicable to highlight that CELG D has Mission, Vision, and Values expressed at its site on the internet (available at: https://www.celg.com.br/paginas/institucional/mvv.aspx), being:

Vision:

• Be among the leading companies of the sector of electric power distribution, grounded on excellence and competitiveness.

Mission:

• Provide electric power, in a sustainable manner, focused on the return to the shareholder and on the quality of the services.

Values:

• Sustainability and commitment;

• Creation of value to all stakeholders;

• Ethics, transparency, and trust in the relationships;

• Work with health and safety with the people it interacts.

Occupational Health and Safety

CELG D has expressed as one of it Values, as presented below, to work with health and safety with the people that Interact, even if in practice, as reported by the Department of Safety, Health, Life Quality Engineering (DA – DPSV), the company needs to evolve in such understanding. As informed, CELG D considers the questions connected to health and safety as important, but not a priority nor a value. Priority means preference and attention shall be put thereto, since priorities change, being possible to

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pass to a second plan. But the value is what does not pass. Nothing justifies work without health and safety.

Within such context, it is understood that the focus of the Occupational Health and Safety Management by CELGD has been, basically, on the compliance of the effective legislation, even if, in some cases, points of questions arose during the performance of Stage 2, with the suspicion of non-compliance with Regulatory Standards (NRs) of the Ministry of Labor and Employment (MTE).

As example, as defined in item 10.7.3 of NR-10 (Safety in Facilities and Electricity Services), the services in electric facilities powered on at High Voltage, as well as those performed in the Power System (SEP) may not be performed individually. It has not been occurred in Substations of CELG D, where the work has been made in an individualized manner, as report of the employees themselves. Another aspect that deserves to the highlighted refers to the current conditions of Safety Signaling in the Substations, point to be also improved as recommended by item 10.10.1 also of NR-10 and detailed in NR-26 (Safety Signaling). During the visit to the Substations, at some times, proper signaling and blocks were not identified. In the event of non-compliance with the definitions in, for example, NR-10, TEM may adopt the measures established in NR-3 (Embargo or Interdiction).

Additionally, it was reported that with the available organizational structure and the geographic characteristics of actuation of CELG D it has not been possible an effective and preventive actuation from the point of view of occupational health and safety. As example, it was informed that approximately 400 employees of CELG D are with the periodical exams expired.

In document terms, CELG D has the occupational health and safety management promoted from the basic documents required by the legislation, highlighting the Environmental Risk Prevention Program (PPRA), the Medical and Occupational Health Control Program (PCMSO), and the Regulation of Occupational Safety and Medicine for Contractors and/or Execution of Private Works.

It shall be highlighted that it was not clear that the understanding considered by CELG D to the preparation of the PPRA is proper to the recommendations in the effective legislation (NR-9 –Environmental Risk Prevention). CELG D presented more than one PPRA, the great majority to the Development Agencies where the risks are related to the office activities, highlighting the ergonomic risks. No PPRA was presented for the activities in the Distribution Lines and in the Substations. NR-9 presents, in item 9.1.2, that:

“The actions of the PPRA shall be developed in the scope of each establishment of the company, under the responsibility of the employer, with the participation of the workers, being its comprehensiveness and depth dependent on the characteristics of the risks and control needs” (NR-9 – item 9.1.2).

By the foregoing, the understanding is that all operational and support areas shall be considered. On the other side, it may not be said that it is incorrect to prepare a PPRA to each operational area/unit of the company. Such aspect needs to be better understood and discussed for the issuance of a conclusive assessment. It is understood that the existence of more than one document makes the management process of the health and safety questions by the company difficult.

On the other side, CELG D provided only one PCMSO. Such type of document has as main reference the PPRA itself, that is, it is based on the recognition of the risks related to the activities developed in the company.

PPRA, as well as PCMSO shall be updated. Specifically, in relation to PPRA, item 9.2.1.1 of NR-9 mentions:

“It shall be made, whenever required and at least once a year, a global analysis of PPRA for assessment of its development and performance of the required adjustments and establishment of new goals and priorities” (NR-9 – item 9.2.1.1). As a consequence, if a change in the PPRA occurs, the PCMSO shall be revised.

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PCMSO presented by CELG D does not have cover, does not indicate the preparation date and its validity, as well as it considers a staff with 1819 employees, different from the information filed with the Regional Superintendence of Labor and Employment of the State of Goiás, on 01/30/2015, related to the requirement of update of SESMT. Upon such protocol, it was informed by CELG D a technical staff with 1712 employees. In relation to PPRAs, evidences that all of them are updated and analyzed were not presented.

The management of the supply of Personal Protective Equipment (PPE) also deserves to be discussed. It is not made by DA-DPSV, but by the Logistic and Supplies Superintendence (SPLS). In such sense, it was questioned of CELG D has a PPE Delivery Control Sheet and the answer was that it is part of the supply system, generating doubts on its existence. Such type of sheet contributes to guarantee the control by the company that the employee received the equipment required to the performance of his/her function, avoiding frauds in case of accidents and labor claims. To the worker, such sheet is also important since it guarantees to him/her the labor right of receiving the correct equipment to his/her activity in the company. Likewise, such aspect needs to be better managed by CELG D, avoiding problems to occur.

2.8.2.3.	Management of the Occupational Health, Safety, and Environmental Aspects and Impacts

Currently, the management of the environmental aspects and impacts of the operational activities of CELG D is exclusively guided to the meeting of services and demands generated by the environmental licensing/regularization processes of its facilities and structures. Thus, the company has complied, basically, with the conditionals established by the environmental licensing/regularization processes. Within such context, there are no environmental indicators defined and followed by the company. Basically, activities are developed, still starting, related to the management of solid waste.

The management of the health and safety aspects is theoretically guided by the operational and guiding procedures integrating the basic documents required by the legislation, highlighting the Environmental Risk Prevention Program (PPRA), the Medical Control and Occupational Program (PCMSO), and the Occupational Safety and Medicine Regulation for Contractors and/or Execution of Particular Works, the latest an internal agreement of CELG D itself.

Following it is presented the agreements given by CELG D to the main issues of health, safety, and environment management of its facilities.

2.8.2.3.1.	Water

The facilities of CELG D use, in its majority, water from the public supply network. In a conversation with the Environment Advisory Board (DT-AMB), the same does not promote the follow-up of the monthly and/or annual consumption, as well as it does not develop specific actions of management and use of such natural resource.

It was also informed that the company does not uses in its facilities and operational structures water from well and water course, and that do not need the obtainment of grants/authorizations to the use of such resource. On the other side, during the field visits, it was identified the presence of wells and tankers in some Substations, which deserves attention to the regularization and obtainment of grants of qualification and use of such resource, even if for negligible use.

2.8.2.3.2.	Solid Waste and Useless Materials

The management of solid waste is carried out through several actions of collection, stowage, temporary storage and final destination. The centralization of the waste management process is made in the Central Unit of Goiânia, place to where all residues that deserve a differentiated final destination should be sent for load composition and feasibility of treatment process and/or final destination. Following it is listed all forms of treatment and final destination commonly operationalized by CELG D:

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- Incineration/co-processing in clinker kilns of materials contaminated with oils, greases, and paints (cloth, rags, etc.), as well as residues from the Isolating Material Laboratory;
- Issuance of fluorescent lamps to the treatment/decontamination companies;
- Donation of waste potentially recyclable (highlighting paper/paperboard) to philanthropic institutions;
- Commercialization of scraps and useless materials through Public Auction, point that deserves attention due to the great amount of material stored in the yards of the Central Unit of Goiânia and Units in the Countryside.

It shall be highlighted that the contracting of companies has as guidelines the evidence of regularity before the public bodies of inspection and control. All documentation, according to DT-AMB is analyzed in the bidding process.

In quantitative terms, the average generation of residues informed by CELG D is the following:

- Materials contaminated with oils, greases, and paints – 2 drums of 200 l/month (approximately 500 kg/month);
- Used lubricant oil – 100 l/month;
- Residues of the laboratory (5 kg/month) (hexane, toluene, solvents, acids, benzine, flasks, etc.).

The values presented above, in principle, seem to be underestimated, not reflecting the generation of CELG D. During the performance of Stage 2, it may be evidenced the existence of difficulties and inadequacies related to the management of waste of the Electromechanical Shop and Central Storeroom, both located in Goiânia. Such fragilities occur due to the absence of specific and proper areas to the temporary storage of such materials and that are suitable to the criteria established in the technical Standards of ABNT NBR according to Standards of ABNT NBR 11.174 (Storage of inert and non-inert residues) and 12.235 (Storage of hazardous residues). During the visits to some Substations and also in the Unit of Rio Verde (Countryside) it may be noticed that, in practice, the residues deserve special attention, such as the ones contaminated with oils and greases are not having the proper destination, not being calculated in the quantitative calculated by DT-AMB.

Place used by CELG D to the temporary storage of residues contaminated with oils and greases in the Central Unit of Goiânia. It is a place non-compliant with the technical criteria established by standard ABNT NBR 12.235 (Storage of hazardous waste).

Even if there also are intermediate warehouses in the several operational areas of the Central Unit of Goiânia, by function of problems of capacity and inadequacies of stowage and storage in such places, it may be noticed the existence of waste stowed and disposed in an inadequate manner (outdoors, under sun and rain), evidencing potential risks of contamination of the soil and the superficial and underground water. Therefore, a restructuring of the waste management system of CELG D needs to be made. Even if the quantitative of useless materials stored in the Central Unit of Goiânia and of the Countryside have been requested, they were not provided by CELG D.

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Pátio 5
Pátio 4
Pátio 3
G1
Pátio 1
G3
G2
Pátio 2
Oficina SOB
SE-Goiânia Leste
GL1
Centro Cultural
Academia de Polícia Militar

Following it is presented photographic records made in the Central Unit of Goiânia in the areas of the temporary storage yards of scraps and useless materials.

Temporary storage of scraps and useless materials in the yard.

Drums containing oil in place without leakage

Transformer for repair with leakage of oil in

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containing basin. the soil.

Areas with leakage of oil in the soil.

Large amount of residue of wood waiting for final disposal (risk of fire of the material and the proximity to the Substation Goiânia East.

Wooden poles, expecting for definition of use and final destination

Activity of breakage and removal of hardware of the concrete poles (*activity carried out in a precarious manner inside the Central Unit of Goiânia, by company winning a bidding process*)

Also during the visit to the Unit of Rio Verde, it was identified new materials, useless materials, and residues stored in an inadequate manner directly on the ground. It was also observed the existence of leakages from transformers and the practice of burning of some residues.

New materials (transformers and coils) disposed in an inadequate manner.

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Leakage of oil from transformers in the soil.

Burning of residues.

Overview of residues in the yard.

It shall be highlighted that the need of improvements in the environmental management system of the Electromechanic Shop and Storeroom of the Central Unit of Goiânia and Units of the Countryside is known by the professionals of CELG D. It was continuously portrayed by the professionals that the lack of financial resources has made it unfeasible that such improvements are implemented. In such sense, some actions were already requested by the areas through the following projects and that integrate the Spreadsheet *Building Facilities, Need of Investment to the period up to 2019* made available in the WORK ENVIRONMENT

- Environmental Recovery Project and infrastructure in the Central Warehouse and electromechanical Workshop.Environmental Recovery and Infrastructure Project in the Central Storeroom and Electromechanic Shop, but not performed yet. It was estimated by CELG D that resources in the order of R$ 1,200,000.00 are required to this activity, with disbursement of R$ 600,000.00 (2016) and R$ 600,000.00 (2017);
- Re-structuring of the Logistic and Supplies Superintendence – SPLS (paving of 135,430 m² of the Storeroom; 2000 m² of covers and construction of 3 warehouses). CELG D estimated that resources in the order of R$ 9,500,000.00 are required to this activity, with disbursement of R$ 4,250,000.00 (2018) and R$ 4,250,000.00 (2019).

Even if such investments are already planned by CELG D, the time horizon of 2019 seems a quite distant. Emphasize that some routine actions developed in the Central Unit of Goiânia deserve special attention, such as:

- Stowage and temporary storage of the waste in inadequate places without meeting the relevant technical Standards;
- Flushing of transformers in an inadequate place on the permeable area (soil and crushed Stone) and with directioning of the generated liquid effluents without treatment to the rain drainage network;
- Stowage of oil recovered and to be recovered in drums arranged on the soil and stacked in an inadequate manner and without containment basin of eventual leakages;
- Stowage of oil recovered and to be recovered in tanks not equipped with containment basin of eventual leakages;

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- Absence of fire protection and fighting system adequate to the current structure in the area of the Electromechanic Shop (high risks of occurrence off ire). Such situation is also evident in the Yards of the Storeroom of the whole SPLS. According to information from CELG D, the actions for improvement in the system of protection and fire fighting integrate the project for restructuring of the infrastructure of SPLS;
- Disposal of transformers on the ground and with oil leakage.

Such activities, as they are being developed, have the relevant potential of generating environmental contaminations of the soil and superficial and underground water that may generate costs for environmental remediation.

Leakage of oil and drums stored in an inadequate manner and without leakage containment basin.

Area of flushing of transformers, with oil drums waiting for internal reprocessing (without leakage control devices).

Tanks of reprocessed oil without leakage containment basin.

Residues contaminated with oils and greases.

2.8.2.3.3. Efluentes Líquidos

It calls the attention the absence of water/oil separating system in the Electronmechanic Shop in the Central Unit of Goiânia. The effluents are sent, without treatment, to the collection network of the Concessionaire SANEAGO. On the other side, it is highlighted the existence of a control system installed in the Isolating Material Laboratory, with issuance of the treated effluent to the collection network of the Concessionaire SANEAGO. According to information of DT-AMB, the effluent from the laboratory is monitored.

Another relevant aspect refers to the fact that the majority of the Substations of CELG D do not have containment and water/oil separation systems. During the visits, it was continuous to see dropping of oil in the power transformers of the Substations. By the fact that most of the substations do not have containment systems and separation of water and oil, are also not the pluvial drainage networks segregated of liquid effluents generated for possible leaks.

2.8.2.3.4. Atmospheric Emissions

The atmospheric emissions are related, especially, to the implementation and enhancement works of the Substations and Distribution Lines. It shall be highlighted that the controls integrate, essentially, the

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actions recommended in the environmental licensing documents of the projects, as it may be checked through consultation to technical documents of CELG D. However, opinion may not be rendered on the effective operationalization of such control actions, since the follow-up of works of such nature was not part of the present work.

In the Electromechanic Shop (Central Unit of Goiânia), there are no proper environmental control systems (exhausters and filters) to the atmospheric emissions generated in the activities of painting, as it may be viewed in the following pictures. The area has partial cover (upper) and without proper maintenance.

Painting area of the Central Unit of Goiás

2.8.2.3.5. *Noise*

As the atmospheric emissions, the noise control is especially related to the implementation and operation works of Substations and Distribution Lines. It shall be highlighted that the controls made integrate the actions recommended in the environmental licensing documents of the projects, as it may be checked through reference to the technical documentation of CELG D. However, an opinion on the effective operationalization of such control actions may not be rendered, since the follow-up of works of such nature was not part of the present work.

In the Central Unit of Goiânia and Units of the Countryside, the noise generated by the traffic of vehicles, machines, and equipment, as well as the movement of people also constitute noise sources. No type of environmental monitoring of the noise levels is performed. The Central Unit of Goiânia is in an area next to a road. But the Units of the Countryside deserve attention, due to the neighborhood, as it is the case of Unit of Rio Verde (the only that was possible to be visited).

2.8.2.3.6. *Exposure to Electromagnetic Fields*

Are still incipient related requests to the demonstration of care to the levels of exposure to electromagnetic fields established by Federal Law 11934/2009, by ANEEL Normative Resolution 398/2010, ANEEL Normative Resolution 413/2010 and technical norm ABNT NBR 15415/2006.

The requests related to the demonstration of compliance with the levels recommended in relation to the exposure to electromagnetic fields are also in the beginning. Such requests passed to be more charged in cases where the implementation and operation works are in more dense areas and in the metropolitan region of Goiânia.

2.8.2.3.7. *Work Follow-up and Inspection Actions*

It is understood that, due to the need of human and material resources, CELG D does not carry out the follow-up and inspection of the works in an effective and preventive manner. It was reported through interviews made with the technical team of the Environment Advisory Board (DT-AMB) and Safety, Health, and Life Quality Engineering Department (DA-DPSV).

2.8.2.3.8. *Operation Follow-up and Inspection Actions*

In relation to the environmental follow-up and inspection actions of the operation, the same are restricted, according to Information of the Environment Advisory Board (DT-AMB) and Safety, Health, and Life Quality Engineering Department (DA-DPSV), to document controls and information of the operation areas themselves (Substations and Distribution Lines), as well as by outsourced companies.

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2.8.2.3.9. *Expenditures with Management of Environmental Aspects and Impacts*

In 2014 and 2013, the expenditures with management of environmental aspects and impacts of CELG D were in the order of 0.045% on the Net Revenue (RL). In 2012, the values related to the management were negligible, in the order of R$ 45,000.00.
Following it is presented the values used in the environmental management, and that were obtained from the Administration Reports of 2012, 2013, and 2014.

Ano	R$
2012	45.000,00 (0,00% of RL)
2013	1.397.000,00 (0,05% of RL)
2014	1.606.000,00 (0,04% of RL)

It shall be highlighted that CELG D has considered in the Administration Reports, as part of the environmental indicators, those investments/expenses with Luz para Todos Program and the Energetic Research and Efficiency Programs, which in practice, is should not. Both initiatives integrate the Public Concession process, with goals and values to be spent and should not be treated as environmental indicator.

2.8.2.3.10. *Expenditures with Management of Occupational Health and Safety Aspects*

Following it is presented the values used in the company's occupational health and safety management ant that were obtained from the Administration Reports of 2012, 2013, and 2014.

Ano	R$
2012	251.000,00 (0,01% of RL)
2013	226.000,00 (0,01% of RL)
2014	342.000,00 (0,01% of RL)

2.8.3. Accidents with Environmental and Social Repercussions

According to the professional of DT-AMB, in the last few years, there were no accidents with environmental repercussions. There are no evidences that, for example, situations of burning, as a result of rupture of cables/lines are responsible for damages to third parties' properties.

In relation to the occupational accidents, CELG D has a more effective follow-up, much due to the requirements of the applicable legislation. *"The issuance of the Occupational Accident Communication (CAT) is the employer's obligation, which, if not complied with, generates pain and suffering damages to the worker"*.

According to the Safety, Health, Life Quality Engineering Department (DA-DPSV), CELG D has attempted to promote, as part of ANEEL Action Plan, strategic actions that aim at blocking the causes and eliminating the risk of occurrence of accidents with the workforce and with the population, considering their *Frequency rates (TF - number of rough terrain per million of worked hours of exposure to the risk, in particular period) and rate of gravity (TG - number that expresses the quantity of days computed in accidents with departures per 1 million man-hours of exposure to the risk).* It is also presented an analysis made by CELG D of the main causes and results expected with the implementation of an Action Plan.

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60
50
40
30
20
10
0
35
56
18
24
52
14
18
44
9
44
34
13
17
54
34
8
2010
2011
2012
2013
2014
Own personnel
Outsourced personnel
Population

100
90
80
70
60
50
40
30
20
10
0
93
6
10
75
4
11
62
3
6
74
5
12
66
4
9
2010
2011
2012
2013
2014
Light
serious
Deathly

60
50
40
30
20
10
0
0
0
17
5
1
48
4
3
1
Empregados próprios
Terceirizados
População
Deathly
serious
Light

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8
7
6
5
4
3
2
1
0
6,35
6,13
5,12
6,85
7,1
3,92
3,36
3,45
2,45
3,08
1,64
4,26
2,17
3,74
1,27
2010
2011
2012
2013
2014
Own personnel
Outsourced personnel
Population

12000
10000
8000
6000
4000
2000
0
10128
9494
5814
7182
3953
4049
2895
849
46
1575
112
835
151
125
14
2010
2011
2012
2013
2014
Own personnel
Outsourced personnel
Population

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Segment	Cause	Frequency	Impact
Population	Ignorance about the risks of electric network	High	high
	Ignorance about the construction procedures close to the grid	High	high
	Broken cables	Low	high
Workforce	Disrespect of Standard Operating Procedures	High	high
	Failure to comply with the Occupational Safety and Medicine Regulation	High	high
	Impulsivity employee / Lack of job planning for employee	High	high
	Lack collection, together with the contractors carrying out the safety inspections in teams and vehicles	High	high
	Lack of knowledge of basic designs / terms of reference / contracts by managers agencies and service units	High	high
	Oversight in environmental monitoring (eg. When stepping)	High	medium
	Efficient control of lack of stock of EPI'se EPC's in sectoral deposits regional	medium	medium
	Price set for the acquisition of EPI and EPC very low in the bidding processes, making some acquisitions failed	medium	medium
	Need for tightening up penalties for non-compliance with safety questions	medium	medium
	Lack of knowledge on the part of the employee, the rights and obligations in the conduct of activities	Low	medium
	Stop using PPE available	Low	medium
	Lack of inclusion of new EPI'se EPC's, as Auto Reset materials	Low	low
	Lack of computerized system containing information temporality and sizes of PPE used by employees	Low	low
	Lack integration between managers and the Occupational Safety and Occupational Medicine during the preparation of terms of reference for compliance with legislation	Low	low

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Table 104: Action Plan Source: CELG D

Item	Diagnostic	Description of Action	Start	End	Responsible	Resources (R$) Required / Year
1	High number of accidents involving the workforce	Run the schedules for field inspections of scheduled maintenance crews and emergency care	05/apr/2015	Permanent	DA-DPSV / DD-SPSE	N.A
2		To promote, along with CIPA's Permanent Awareness Campaigns own employees, via e-mail and posters, on the importance of life, compliance with procedures and correct use of PPE / EPC	15/apr/2015	Permanent	DA-DPSV / PR-DPCK	R$ 589,00
3		To promote, along with CIPA's Permanent Awareness Campaigns of outsourced employees, via pamphlets on the importance of life, compliance with procedures and correct use of PPE / EPC	15/apr/2015	Permanent	DA-DPSV / PR-DPCK	R$ 537,00
4	Failure to comply with safety standards	Prevent turndown service per employee that is not properly registered in the Department. Safety and Occupational Health, through the lock system OPER (COD)	22/feb/2015	Permanent	DA-DPSV / DD-COD	N.A
5	Preventive action SST in partnership with CIPAS	Coordinate 08 SIPAT's (Internal Week for Accident Prevention) country	03/aug/2015	31/01/2016	DA-DPSV	R$ 120.000,00
6		Coordinate SIPAT Goiânia (already budgeted)	01/sep/2015	30/dec/2015	DA-DPSV	R$ 20.000,00
7	Availability guarantee EPI / EPC in stock	Efficiently control the inventory and PPE EPC's in regional through notices to managers of departments and superintendents, to permit the acquisition of Auto Reset Material - MRA at the right time	01/may/2015	Permanent	DA-SPLS	N.A
8		Create system for insertion temporality and physio-body profile of PPE (dimensions) so the acquisition effective	28/feb/2015	30/apr/2015	DA-DPSV / DA-SPTI	R$ 40.000,00
9		Keep up the bank prices and suppliers of the items of PPE / EPC to be acquired in order to make effective bids	01/apr/2015	Permanent	DA- SPLS	R$ 119.151,30
10		Expand the list of materials EPI and EPC's, including new items not yet considered to Auto Reset materials	01/apr/2015	31/dec/2015	DA-DPSV / DA-SPLS	-
11	Proactive Corporate Communications Plan	Add CELG calls on the site and in 0800, on the theme of safety and risks of grid	01/may/2015	Permanent	DA-DPSV / PR-DPCK	N.A
12		Insert notices in the energy bill for the population, the risks of the electric grid, broken cables, undue works and power theft, cables and equipment	01/may/2015	Permanent	DA-DPSV / DC-SPCD	N.A
13		Insert the institutional communication plan actions focused on care and risk of electricity use in conjunction with the area of social communication, establishing inserts schedule according to seasonality, need and effectiveness for each of the regions of concession areas CELG D	15/apr/2015	Permanent	DA-DPSV / PR-DPCK	R$ 200.000,00
14	More effective supervision of outsourced teams	Create denúnicas mechanism for non-compliance with the safety of work on the part of service providers	15/apr/2015	Permanent	DA-DPSV / PR-DPCK	N.A

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Segment	2014		2015		2016		1° Trim/2017	
	TF	TG	TF	TG	TF	TG	TF	TG
Population	1,27	4049	0,95	3037	0,71	2278	0,54	1708
Own personnel	3,74	14	2,81	11	2,10	8	1,58	6
Outsourced personnel	7,10	2895	5,33	2171	3,99	1628	3,00	1121
Average CELG D	4,04	2319	3,03	1740	2,27	1305	1,71	978

Average Power Industry 2013	TF	TG
	3,21	631

Segment	2014	2015	2016	1° Trim/2017
Population	8	6	5	3
Own personnel	17	13	10	7
Outsourced personnel	54	41	30	23
Average CELG D	79	59	44	33

An aspect to be highlighted refers to the form of presentation and analysis of the causes of accidents and their respective corrective actions established by CELG D. In some moments, is feeling of overlap between the secondary causes and the root cause, mixture of causes with corrective actions, as well as similar causes that could be grouped. It is understood that a review of this analysis could facilitate a better understanding of the causes and would make a better planning and the unleashing of preventive and corrective actions.

2.8.4. Social-environmental Risks and Conflicts

It is applicable to highlight the need of improvements in the environmental management system of the Central Unit of Goiânia and Units of the Countryside, as reported in the previous items. Such activities, as they are being developed, have the relevant potential of generating environmental contaminations of the soil and superficial and underground water, being configured as environmental risk situations. The fire risk shall also be considered in relation to the great quantity of wood and oils in the yards, allied to the fact of absence of a fire fighting system installed and approved by the Fire Department.

Historically, the company experienced a problem for the inadequate storage of transformers. In 2008, it was notified by the Environment and Water Resources Office – SEMARH (current SECIMA) for storage in an inadequate place of burnt transformers of the distribution in Xavantes Substation. According to CELG D, the damaged transformers were being accumulated, for preventions in the performance of bidding processes to their refurbishment. However, according to report of the company itself there was no contamination of the area by the oil from the transformers, fact checked by a company specialized in performing diagnosis of contamination of the soil, water table, water courses. Anyway, a Conduct Adjustment Term (TAC) was entered into with the Public Ministry and the requirements were met.

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The obligations of support, auxiliary and foster the integration and the development of cooperatives of the Recyclable Material Gatherers members of the Program Goiânia Selective Collection, upon the payment of the sum of R$ 220.000,00 (two hundred and twenty thousand reais), and also to support and encourage the auxiliary, environmental education, by means of sponsoring the XX Brazilian environmentalist in Cerrado Symposium, with the amount of R$ 25,000.00 per (five and twenty thousand reais).

2.8.4.1.1.	Askarel Oil

Within the context above, in a conversation with the Environment Advisory Board (DT – AMB), it was informed that CELG does not have in its transformers askarel (PCB – polychlorinated biphenils) in concentrations over 50 mg/kg (50 ppm). In the mineral insulating oil. The analyzes of control of concentrations of PCBS are made by own CELG D by means of laboratory of insulating materials. In a general way, at the Laboratory of the CELG D are made tests that has as its purpose to identify the quality of the mineral insulating oil, among which one can cite: neutralization index (measurement of the acidic compounds present in the oil), water content (amount of water present in the oil), color (color index evaluation), interfacial tension (indicator of the force of attraction between the molecules of molecular oil and water present on the interface), dielectric strength (ability to resist the electrical voltage without fail), loss tangents, analysis of contaminants (such as for example the concentration of PCB's), chromatography (analysis of dissolved gases in insulating mineral oil) and Gran polymerization (indicative of determination of paper insulation on equipment in use - Units of Î²-existing anhydrous glucose In the chair of the pulp through the polymeric viscosimétrico method).

In 1981, the Brazilian legislation (Interminsterial Directive MIC/MI/MME no. 19, as of 01/29/1981) forbidded the manufacturing of equipment that used such substance, but also allowed the use of the existing equipment up to the end of its service life, maintaining the limits aforementioned.

The Spreadsheet of the Official Circular no. 0010/2012 – SFE ANEEL made available by ANEEL at its site (www.aneel.gov.br/arquivos/Excel/Planilha%20Ascarel.xlsx) does not list the name of CELG D as holder of assets contaminated with askarel.

2.8.4.1.2. Erosion Processes

During Stage 2, in a conversation with the Environment Advisory Board (DT-AMB), it was informed that the actions of containment of erosion processes are reported and controlled by the operation and maintenance areas of CELG D, without an effective follow-up of the environmental area. However, it shall be highlighted that the occurrence of erosion focus is a dynamic process and that needs to be assessed in a more effective manner, being essential a deepening in such assessments, in the Substations and in the towers of the Distribution Lines (69 and 138 kV). In some of the substations visited were visualized, in a timely manner, portions of the interlocked floor with the sinking of the soil. However, it was not possible to make complete analysis of all installations of CELG D with regard to the occurrence of erosive processes.

2.8.4.1.3.	Invasions of Easements

An electric power transmission and distribution system requires the definition of a band pass, taken in relation to the axle of the Transmission (LT) and Distribution (LD) Lines, required to their proper implementation and its full operation, and performance of the maintenance services, also considering the safety of people and assets in its surroundings. Such band pass, whether of domain or easement, considers a safety zone, to which there are restrictions regarding the use and occupation of its space.

In Brazil, the definition of the width of the safety zone is based on NBR 5422/85, which establishes technical parameters for such, according to the characteristics of LT/LD. Regarding the use and occupancy of the safety zone, there is no specific legislation. However, it is taken as reference the document entitled

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Social-equity Management System/97, generated by ANEEL in partnership with the main Brazilian power concessionaires, and that revises the Directive of the Ministry of Mines and Energy (MME) 170/87, regarding the restrictions established to the users of areas under concession of public power services.

Paragraph 6 of art. 37 of the Federal Constitution of 1988 attributes assignments to the public service providers, having to be understood as responsibility of the power concessionaire to inspect its areas to avoid occurrences as irregular occupancies under LTs/LDs, meet the effective safety Standards, and also establish the good performance of the electric system of its consumers. Therefore, the concessionaires are liable to maintain their domain and easement zones within the Brazilian Standards.

CELG D is conditioned to the Technical Specification LTP-AA1.039/00, which establishes the general conditions and the technical requirements necessary to the limitation of the domain, easement, and safety zones of the air lines of subtransmission and transmission of its electric system. Thus, the shared use of such zones depends on technical and safety analyses of CELG D itself, not being forbidden, however, uses that do not expose people to risk conditions, nor represent difficulties or limitations to the full operation of the system.

Notwithstanding, in Brazil, there is an increasing number of irregular occupancies in such areas and invasions of domain zones. The insufficient inspection, the lack of awareness of the population in relation to the safety zone, and the increasing demand for housing contribute to the expressive number of invasions occurred in the stretches of electric power transmission and distribution, especially in urban areas.

Specifically, CELG D presents in its distribution network of lines of69 kV and 138kV several invasion points already identified, as the maps presented in Annex M.

Internally, the control of the invasions has been done by the Department of Administration of the Patrimony (of - DGAP), belonging to the Executive Administrative (OF), even in the initial phase of structuring and little effective. Surveillance actions and patrimonial security, within the possible, are being stepped up.An illustration of one of the types of invasion is showed in the following Picture, regarding an area right in front the Substation of Guapó.

Upon such scenario, it is required the adoption, by CELG D, of control and management actions of the use and occupancy of the soil in its easement and domain zones, which promote the maintenance of the safety in the sense of avoiding new invasions, in addition to start a re-establishment process of the points already invaded. Ultimately, the actions shall have the purpose of eliminating the risks to the operation of the lines and to people’s integrity.

During the performance of Stage 2, it was not possible to estimate the costs with the replacement of distribution lines, due to invasions of easements. It was informed by CELG D that such aspect has deep implications with the manner of soil occupancy in the cities, and a work for eventual solution, would certainly go through specific studies on a case by case basis, taking into account that the solution for a certain line would not be applicable to another, and so on. Therefore, it is a subject extremely complex.

On the other hand, was informed by the technical staff of the Department of Administration of the Patrimony (OF-DGAP), managed by Mr. Fausto Almeida Dos Santos, with technical support from Mr. Guaraci Da Silva Junior, that the CELG D is in the initial phase of structuring a commission of Land Regularization that has as its purpose to promote an update practicinga (legal registrations, records, tuition and the scriptures of the buildings used by protocolização CELG D) and of this information from the Public Power, mainly due to the fact of some situations represent a risk to the safety of the population.

CELG D provided information related to the occurrence of residential and commercial invasions, predominantly in urban areas. Since it is a dynamic process, if the inspection actions are not effective, it is understood that even the information provided by CELG D is obsolete. Having the information provided

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and using geo-processing resources, it was estimated the existence of 4,300 of invaded easements, according to the maps presented in Annex M.

Before this scenario, it is necessary the adoption, by the CELG D, actions of control and management of the use and occupation of the soil in their tracks from bondage and field, which promote the maintenance of security in order to avoid new invasions, in addition to starting a process of restoration of the points already flooded, with communication actions and engagement with all stakeholders. In the last instance the actions should aim to eliminate the risks to the operation of the lines and to the integrity of persons.

2.8.4.1.4.	Write-off Certificate and Occupancy Permit of the Administrative Facilities and Support Structures

Drew the attention of the technical team of quantum the fact that the facilities of the Central Unit of Goiânia (administrative buildings, warehouse, Electromechanical Workshop, Laboratory of insulating materials and patios) do not have low Certificate of construction and dwell, as well as project of fire fighting system approved, with the issue of self-inspection of the Fire Department (AVCB). The certificate of Low OF CONSTRUCTION AND DWELL is attests that a building was constructed in accordance with local legal requirements established by the Municipal Administration for the approval of a project. In this way, the abovementioned installations are erratic before the City Hall of Goiânia. It is also highlighted that this irregularity has made impossible to obtain licenses for the operation of these facilities next to the Municipal Environmental Agency (AMMA) in the city of Goiania, generating a deadlock which must be regularized.

2.8.5.	Environmental Liabilities

Considering the history of operations of the Central Unit of Goiânia and Units of the Countryside, with highlight to the Electromechanic Shop, Yards, and Storeroom, including the inadequate temporary waste storage, new and reserve transformers, as well as the handling of scraps and useless materials, it is understood that it is important the performance of an investigation study of environmental liabilities as reported in the present document.

As previously presented, CELG D experienced a problem for the inadequate storage of burnt transformers in Xavantes Substation, having been notified by SEMARH (current SECIMA). According to report of CELG D itself, there was no contamination of the area and generation of environmental liability with need of remediation of the place.

2.8.6.	Environmental Regularization and Licensing

According to DT-AMB, CELG D maintains its activities updated according to the identification of legal requirements and other environmental requirements, much because of the effort and dedication of the professional in charge of the environmental area.

In Annex N it is presented a synthetic spreadsheet of follow-up of the environmental licensing and regularization processes.

2.8.7. Notifications, Fines, and Conduct Adjustment Terms
In terms of notifications and fines, no major highlight was identified. In relation to the Conduct

Adjustment Terms (TAC), the following are highlighted, both under control:

TAC – Carajás (Atlântico – Campinas) – 1:

• Purpose: Environmental commitment undertaken by CELG D to the requirements of the Environmental Legislation in effect, to the implementation works of the Transmission Line 2 x 138 kV SE Carajás (Campinas – Atlântico), in the city of Goiânia;

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• Obligations: Make the pecuniary installment in the value of R$ 28,609.00 that will be converted into services of provision, improvement, and recovery of the environmental quality, according to orientation of the Green Areas and Conservation Units Directorate (DIRUC) of Goiânia City Hall;

• Settlement term: dated as of August 17, 2012.

TAC – Carajás (Atlântico – Campinas) – 2:

• Interlocutory Appeal with request of precautionary measure and suspensive effect by Grupo Ecológico Guardiões do Verde;

• Precautionary measure determining the immediate interruption of the implementation of the high voltage network at Avenida Contorno Sul, Setor Parque Anhanguera 1, requirement of EIA/RIMA;

• Revoked the decision that granted the precautionary measure, authorizing to proceed with the installation program of the transmission line 2 x 138 kV SE Carajás (Campinas – Atlântico), in the city of Goiânia, observing all environmental preservation and compensation standards imposed by the respective licenses. Determined the plantation of the imperial palm trees in another place, in addition to more 5 palm trees to each removed palm tree. Dated as of 10/09/2012;

• Seeding Supply Term to the Municipal Environmental Agency – AMMA as compensation for the removal of landscape vegetation. Dated as of December, 2012.

TAC – Transformers – Xavantes Substation:

• Purpose: as a form of environmental compensation for the disposal of electric power transformers in inadequate places, CELG D undertakes the responsibility for supporting, assisting, and fostering the integration and the development of the Centers of Recyclable Material Cooperatives, upon the payment of the sum of R$ 220,000.00. It also undertakes the responsibility for supporting, assisting, and fostering the environmental instruction through sponsorship of the XX Brazilian Environment Symposium in Cerrado, in the amount of R$ 25,000.00.

Filing: Dated as of August 26, 2014, upon the payments made.

2.8.8.	Technical Registrations

According to the WORK ENVIRONMENT, CELG D has Federal Technical Registration (CTF/IBAMA) valid until 09/01/2015. The registration number is 590345 and was issued on 06/01/2015. It shall be highlighted that CTF (has validity of 3 months) was valid upon its consultation.

CELG D has Debt Clearance Certificate of IBAMA (number 5213818) with issuance on 07/01/2015 and validity until 0/31/2015, having to be, therefore, updated. It shall be highlighted that it was valid upon its consultation. It is worth noticing that this certificate is valid for 30 days and was valid when in your query.

It also has Environmental Debt Clearance Certificate – Tax Assessment Notices and Inspection Rates of SECIMA with issuance on 07/01/2015 and validity until 07/31/2015, having to be, therefore, updated. Likewise, it was valid upon its consultation. In the same way, this certificate is valid for 30 days and was valid when in your query.

2.8.9.	Environmental Map Analysis of the Current and Future Electric System

Whereas the current electrical system of CELG D and overlapping in thematic aspects of the State of Goias, was generated a set of maps and which are presented in Annex M of item 2.13. The objective of the elaboration of these maps was to permit a spatial visualization of electrical system (lines 69 and 138 kV) superimposed on the following aspects:

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• Indigenous Areas and Traditional Communities;

• Geology;

• Hydrography;

• Pedology;

• Land Relief;

• Topography;

• Preservation Units.

These maps could be used for future assessments of the CELG espacializadas socioenvironmental D.

2.8.10. Final Considerations

From the present preliminary assessment, some important aspects arose in relation to the health, safety, and environmental questions of CELG D.

Among such aspects, the following are highlighted:

• The company does not have a system of environmental management, Health and Safety in the workplace, with goals, systemized targets, indicators and operational procedures. The developed actions are oriented to the compliance with the legislation applicable, reactively and proactively not;

• The staffs of the Environmental Advisory Board (DT-AMB) and of the Safety, Health, and Life Quality Engineering Department (DA-DPSV) are insufficient to the compliance with the company’s demands and obligations;

• Environmental aspects and impacts, health and safety are not guided by a same board inside the CELG D, which ultimately generate a particular own vision of each area and little coordinated and oriented toward an Integrated Management System. The spokesperson for Environment (DT-AMB) integrates the Technical Board (DT) and the Engineering Department of Security and Quality of Life (DA-DPSV) The Administrative Board (DA);

• The expenses with environmental management and occupational health and safety are insufficient for an adequate management of the environmental aspects and of occupational health and safety and the resources are applied little significant in relation to the net revenue of CELG D;

• There are indicators of the compliance with and follow-up of the environmental licensing processes, as well as controls inherent to the occupational health and safety questions. There are evidences of satisfactory controls and that were checked during the performance of the work, but centralized in the professionals responsible for the Environment Advisory Board (DT-AMB) and by the Safety and Life Quality Engineering Department (DA-DPSV). Special attention shall be given to the compliance with the Regulatory Standards of the Ministry of Labor and Employment, highlighting NR-10 (Safety in Electricity Facilities and Services);

• In relation to the environmental liabilities, it was not reported nor identified studies related to the topic. Anyway, due to the inefficiency of the management of residues and useless materials in the Central Unit of Goiânia and Units in the Countryside, the performance of an investigation study about it was forecast. In the light of the weaknesses identified in the management of waste and of materials in the Central Unit of lators Goiânia and units of the Interior, was recommended by the technical team of quantum the realization of a research study of environmental liabilities;

• In relation to the notifications/fines, a significant amount is not observed. It shall be highlighted that such verification does not effectively reflex that there are no situations liable

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     to penalties. In fact, it has occurred much more because of the non-performance of inspection actions by the public bodies than for the non-compliance, by CELG D, with its obligations;

• The completion of Step 2, verification process in loco to confirmation of the data made available in the work environment, even when carried out in a short period of time and whereas few operational units of CELG D, showed the necessity of structural improvements, as shown at item 5 (estimate of investments and expenditure). Deserve attention environmental controls in the Central Unit of Goiânia and units of the Interior (Workshops and stockrooms), with the construction of canvas of temporary storage of waste and materials not usable, improvements in paving and in the pluvial drainage system. Specifically, in the Central Unit of Goiania also suggests that are made adaptations to the exhaust system and treatment of emissions in the area of the painting of electromechanical Workshop;

• The need of development and deployment of a program aimed at the management of the use and occupation of the bondage of Delivery Lines (69 and 138 kV).

In a conclusive perspective, the social-environmental, occupational health and safety actuation practiced and demonstrated by CELG D is important. In thesis, which is aimed while a provider of essential public service is an ethical, responsible relationship aligned to the interests of the society and with the public authorities, complying with the legal and regulatory requirements.

However, when analyzed in a broader manner, it is possible to notice a need in the consideration of social-environmental, occupational health and safety variables required to the sustainability and perpetuation of the business. Currently, it may be said that the focus on such questions is restricted. The actions before the external environment are diffused and separate from variables directly related to the operation and maintenance of the electric system that overpass great rural and urban territories of the state of Goiás. It is applicable to consider who and what effectively are the stakeholders and how they influence the working of the business and what are the essential health, safety, environmental elements/topics.

However, when analyzed in a more extensive way, it is possible to perceive shortcomings with regard to socio-environmental variables and the health and safety of work necessary for the sustainability and the perpetuation of the business of CELG D.In such sense, it is also highlighted the need of knowing the interrelationships between CELG D and the territories effectively overcome thereby, its use and occupancy conditions, and the effective relationship condition existing between the owners/residents of the band passes/easements and surroundings of the Distribution Lines and Substations. Even if not addressed in the annual reports, there are problems related to invasions of domain zones, and irregular occupancies of easements, resulting in operational and safety problems, which has the potential to generate liabilities and, consequently, costs that may hinder the business prosperity. Additionally, situations as such harm the ethics and transparency guiding the company’s social-environmental actions. Therefore, it shall be identified what could in fact interfere in the good working, competitiveness, and prosperity of the business, in the scope of a world economy, and how the company could act to enable the effectiveness of such aspects at the same time the territorial development in its human (social-economical), environmental and legal aspects, in a responsible and social-environmentally sustainable contribution.

2.8.11. Estimative of Investments and Expenses

As part of the present work, it is suggested that some actions are developed as investments and expenses, with follow-up and verification of compliance by CELG D, according to the following lines. It was considered as expense, consultancy activities, and investments those actions that promoted improvement of the asset of CELG D. And having as reference the performance standards on environmental sustainability and the Reference Guides of the SFI/World Bank, who from this evaluation were considered as gaps. It is worth noticing that the actions listed below do not reflect, necessarily, a prioritization, i.e. they were not listed in order of importance or prioritization.

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• Action 01 – Development and implementation of a Health, Safety, and Environment Management System (SGASST), guided by the international Standards NBR ISO 14001:2004 and OHSAS 180001:2007;

• Action 02 – Implementation of a plan to assess, correct and/or monitor potential environmental and social, health and safety responsibilities associated to the existing facilities and operations (maintenance waste management; useless material management; maintenance control and control of leakage of oil from the transformers in the substations);

• Action 03 - Implementation and operationalization of a plan to follow-up eventual non-compliances in the occupational health, safety, and environment management of the existing works and operations, including the updated follow-up of legal requirements;

• Action 04 – Development and implementation of a program intended to the management of use and occupancy of the easements of the Distribution Lines;

• Action 05 – Construction of warehouses of temporary storage of waste and useless materials, including improvements in the paving and in the rain drainage system and concreting of part of the yards of the Central Unit of Goiânia (Storeroom and Yards) and in 03 Units in the Countryside (Rio Verde, Anápolis, and Luziânia); Specifically, in the Central Unit of Goiania also need to be made to make adaptations to the exhaust system and treatment of emissions in the area of the painting of electromechanical Workshop;

• Action 06 – Performance of investigation study of environmental liabilities in the Central Unit of Goiânia (Storeroom and Yards) and in the 03 Units in the Countryside (Rio Verde, Anápolis, and Luziânia), with maintenance of the monitoring of water and soil throughout the operation;

• Action 07 – Improvement of the staff of the Environment and Health and Safety Advisory Board;

• Action 08 – Implementation of improvements in the environmental controls of the existing substations (containment Box and water and oil separators);

• Action 09 – Follow-up by external company of the development and operationalization of actions 01 to 08.

As expenditure were considered consulting activities and those actions which will promote investments improving asset of CELG D.

It becomes important to highlight that the values to the investments and expenses herein presented are initial estimates, having to be subject matter of analysis and obtainment of budgets with specialized companies. It is not intended, at the moment, to affirm that such values are accurate and reflect the amount effectively required to the development of each of such actions. Anyway, they serve as reference for future assessment works of CELG D. It is understood that the greater contribution of this item is to present the actions that, in the understanding of the technical team responsible for the present assessment, will contribute to a change of level of CELG D in relation to the management and to the occupational health, safety, and environment management currently practiced.

The distribution of the values to be invested/spent considered the period between 2016 and 2045, with no type of correction (prices of the present).

The distribution of values to be invested/spending considered the period between the years 2016 and 2045, without any type of correction (today's prices), as defined criterion by Quantum.

2.8.11.1.	Action 01 – Development and implementation of a Health, Safety, and Environment Management
System (SGASST), guided by the international Standards NBR ISO 14001:2004 and OHSAS 180001:2007

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For development and implementation of a Health, Safety, and Environment Management System (SGASST) of CELG D it is estimated a total expense of R$ 1,900,000.00 (period from 2016 to 2045), according to details and disbursement flow suggested and presented in Annex O.

The implementation model of the Health, Safety, and Environment Management System (SGASST) shall consider the following requirements.

• Requirement 1: Health, Safety, and Environment Policy (Integrated): It is the statement of intention of the company in relation to its performance in occupational health, safety, and environment management; Including actions for engagement with the stakeholders concerned.

• Requirement 2: Planning: It shall be considered the occupational health, safety, and environment aspects of the activities, products, or services that CELG D may have control and on which the company has direct influence, so that it is able to identify and determine those aspects that may have significant impacts on the environment, health, and safety of its employees and collaborators. Special attention shall be paid to the compliance with the applicable legal and normative requirements. Another relevant aspect is related to the definition of purposes and goals by the company, with the definition of assignments and responsibilities of all involved ones, as well as the means and terms to reach them. Goals and socioenvironmental indicators and of occupational safety and health. These must be clearly defined and related with the roles and responsibilities of all those involved, as well as with the means and the deadlines for achieving them.

• Requirement 3: Implementation and Working – so that the implementation of SGASST is effective, it is essential that technical, human, and financial resources are made available by the company, aiming at the compliance with the principles defined in the Policy, in the purposes and goals. As part of such requirement, it is considered actions of structuring and definition of responsibilities, sensibilization, and internal and external communication, development of the specific documentation, and definition of the control and management mechanisms.

• Requirement 4: Verification and Corrective Actions – this requirement is related to the monitoring and measurement of the main characteristics of CELG D’s activities that may have a significant environmental impact. It is also considered the treatment of the non-compliances and the establishment of corrective and preventive actions, as well as records, audits, and periodical revisions of the system.

• Requirement 5: Revision by the Board of Directors – this type of action aims at assuring that the management of the System maintains as proper and efficient.

Thus, it is understood that the implementation of Health, Safety, and Environment Management System

(SGASST) of CELG D will contribute to the improvement of the company’s health, safety, and environment performance, through the adoption of good management practices of its operational and support facilities.

2.8.11.2.	Action 02 – Implementation of a plan to assess, correct and/or monitor potential environmental and social, health and safety responsibilities associated to the existing facilities and operations

It is suggested that the survey and planning are made to assess and monitor potential environmental and social, health and safety responsibilities associated to the current facilities and operations of CELG D. he operation and maintenance model adopted by the company, ends up neglecting basic aspects of health, safety, and environment management, especially of the Support Units in Goiânia and in the Countryside.

Even if, in the future, such type of action may be considered within the context of a Health, Safety, and Environment Management System (SGASST), as provided in Action 01, it is suggested that, in the very short term, such plan is developed, highlighting:

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• Maintenance waste management, highlighting those residues contaminated with oils, greases, and paints;

• Management of useless materials and correct temporary storage in Yards of the Central Unit of Goiânia and Units of the Countryside;

• Effective maintenance control, and control of leakage of oils of transformers in the substations.

For this work, it is estimated an expense in the order of R$ 1,650,000.00 (2016 to 2045), logically, without considering effective actions of destination of waste and maintenance of the facilities themselves, and according to details and flow of disbursement suggested and presented in Annex O. It is exclusively the triggering of follow-up and inspection actions of the company’s operational activities, through inspections and action plans by the Environment Advisory Boards (DT-AMB) and by the Safety, Health, and Life Quality Engineering Department (DA-DPSV).

2.8.11.3.	Action 03 - Implementation and operationalization of a plan to follow-up eventual non-compliances in the occupational health, safety, and environment management of the existing works and operations, including the updated follow-up of legal requirements

The follow-up of the environmental licensing processes of CELG D has been made by the Environment Advisory Board (DT-AMB), as well as the occupational health and safety aspects by the Safety, Health, and Life Quality Engineering Department (DA-DPSV).

Such controls need to be made through a management system, allowing that information is shared, internally accessed by the operation and maintenance areas of CELG D, as well as audited. In general, it is understood that such information needs to be better democratized within CELG D.

Also, within such context, it is suggested that it is made the Management of Legal Occupational Health, Safety, and Environment Requirements through online software of specialized companies.

For this work, it is estimated a total expense in the order of R$ 805,000.00 (2016 to 2045), according to details and flow of disbursement suggested and presented in Annex O.

2.8.11.4.	Action 04 – Development and implementation of a program intended to the management of use and occupancy of easements

The company has started through the creation of a Land Regularization Commission the development of actions of registry update, formalization of actions and understandings before the Public Authority, obtainment of updated deeds of the real estate properties, and transfers of the real estate properties between CELG D and CELG GT.

However, such actions do not specifically consider the situations of violation of the right of way, use and occupancy of easements of the Distribution Lines of CELG D yet. Due to the complexity of such topic, it is suggested that it is developed and implemented a specific program for such purpose, led by the Distribution Board of Directors (DD), with the technical operational support of the Equity Administration Department (DA-DPAP), Safety, Health, and Life Quality Engineering Department (DA-DPSV), Environment Advisory Board (DT-AMB), and Social Communication and Marketing Department (PR-DPCK) of CELG D.

For this work, it is estimated an expense in the order of R$ 1,700,000.00 (2016 to 2045), according to the details and flow of disbursement suggested and presented in Annex O, but without considering effective actions of expropriation and/or indemnification.

2.8.11.5.	Action 05 – Construction of warehouses of temporary storage of waste and useless materials, including improvements in the paving and in the rain drainage system and concreting of part of the yards of the Central Unit of Goiânia (Storeroom and Yards) and in 03 Units in the Countryside (Rio
Verde, Anápolis, and Luziânia)

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It is understood as required the implementation of 03 warehouses in the countryside of Goiás (Rio Verde, Anápolis, and Luziânia) with, approximately, 400 m² of sheltered area, for improvement of the infrastructure of management of waste and useless materials, totalizing an investment of approximately 400,000.00/warehouse.

In addition to such R$ 400,000.00, it is estimated that 3% (R$ 120,000.00) of this value is required to the costs with designs and regularizations of such buildings (environmental, urban regulation, among others). Such estimative has as reference the Construction Basic Unit Cost (CUB) of R$ 614.00/m², for industrial warehouse of the table of SINDUSCON-GO, related to July, 2015, added of R$ 300.00/m² (other items not part of CUB). The value of R$1,000.00/m² was considered in a rounded manner, without considering the design project. Costs with the acquisition of land by CELG D were not considered specifically for such purpose.

To the Central Unit of Goiânia, it is estimated a greater investment. In addition to the warehouse, it is understood that interventions/improvements will be required in the existing rain drainage system, in the internal accesses and yards, in an area of 160,000 m², as already provided by CELG D itself in the Table called Building Facilities – Need of Investment for the period up to 2019, totalizing, according to estimates of the company an investment in the order of R$ 10,700,000.00.

Considering the enhancement of such investments also to the Units of Rio Verde, Anápolis, and Luziânia, it is understood the quantitative forecast by CELG D (R$ 10,700,000.00) is not sufficient. Therefore, it is suggested that such amount is approximately R$ 15,000,000.00, including the construction of warehouses with 400 m² in Rio Verde, Anápolis, and Luziânia, construction of yards in concrete, improvements in the rain drainage system and paving of the internal accesses.

The investment flow suggested to the period from 2016 to 2045 is pretend in Annex O to the present document.

2.8.11.6.	Action 06 – Performance of investigation study of environmental liabilities in the Central Unit of
Goiânia (Storeroom and Yards) and in the 03 Units in the Countryside (Rio Verde, Anápolis, and
Luziânia)

By the foregoing, especially in relation to the visits to the Central Unit of Goiânia and Unit of Rio Verde, it is suggested that the investigation of environmental liabilities in the areas of CELG is performed considering two Phases, being:

• Phase I: Preliminary Environmental Assessment

• Phase II: Confirmation Environmental Assessment It shall be highlighted that the Units of Anápolsis and Luziânia were not visited. They were considered by similarity.

The Preliminary Environmental Assessment (Phase I) has as purpose to prepare a document containing, in details, the current environmental conditions of the areas, according to the standards of the applicable legislation and to present facts, signs, and evidences that contribute to the suspicion of the existence of contamination of the soil and of the underground water. In methodological terms, it is suggested that the Preliminary Environmental Assessment is carried out according to Standard ABNT 15515-1:2001 –

Environmental Liability in Soil and Underground Water Part 1: Preliminary Assessment, according to the Contaminated Area Management Manual of CETESB, defining the Conceptual Contamination Model, with justifications to the selection of possible contaminants of interest, and selection of the sampling points to an eventual Confirmation Environmental Assessment (Phase II).

In Phase I, information is analyzed, provided that available, on:

• History of use and occupancy of the areas;

• Records of waste storage and disposal;

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• Documentations and requirements of the control body in relation to the areas; records of incidents and accidents with potential of environmental damages;

• Use of hazardous substances, highlighting dielectric oils containing PCBs;

• Documentation related to the hydro-geological characteristics of the areas (lithological profiles, depth of the water table, and direction of the flow of underground water); and

• Environmental monitoring reports already performed.

In addition to the information above, it is performed during Phase I studies on the physical medium, with the purpose of identifying transportation roads of contaminant, hydro-geological characteristics listed above, as well as to characterize the areas to be protected, with highlight to the neighborhood and respective uses of the soil and superficial and underground water. The consolidation of Phase I occurs through recognition/inspection of the studied area, joint analysis of the surroundings by qualified technical professional. With such assessment, it shall be consolidated a Conclusive Report of Phase I with the classification of the areas, such as, for example:

• Area with Suspicion of Contamination (ASC);

• Potentially Contaminated Area (APC);

• Non-Contaminated Area (ANC).

Therefrom, and if reported the suspicion and/or potentiality of contamination of an area, it shall be established a planning containing purposes, methods, and strategies to perform Phase II – Confirmation Assessment, including:

• Quantity and location in plant of recognition sounding;

• Quantity and location in plant of the points for collection of soil samples;

• Quantity and location in plant and technical specifications of the underground water monitoring wells; and

• The parameters to be analyzed in laboratory in the samples of soil and superficial and underground water.

Table 108 , Table 109 and Table 110 present the estimates of costs to perform investigation studies of environmental liabilities (Phases I and II) in the Central Unit of Goiânia (Storeroom and Yards) and in the 03 Units of the Countryside (Rio Verde, Anápolis, and Luziânia), as well as the environmental monitoring of such areas until 2045, totalizing an expense approximately of R$ 8,267,000.00, according to details and disbursement flow suggested and presented in Annex O.

It is applicable to highlight that, if the need of remediation of such areas is checked, new expenditures will be required. In the present, it is not possible to estimate them.

Table 108: Estimative of costs for Preliminary Environmental Assessment – Phase I Source: Drawn up by the technical team of Quantum

Scope	Place/Area	Quantity	Unit Value (R$)	Total Value (R$)
Phase I: Preliminary Environmental Assessment	Area 01 - Central Unit of Goiânia (Storeroom and Yards)	01	60,000.00	60,000.00
	Area 02 – Unit of Rio Verde	01	45,000.00	45,000.00
	Area 03 – Unit of Luziânia	01	45,000.00	45,000.00
	Area 04 – Unit of	01	45,000.00	45,000.00

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Anápolis
	Total – R$	R$ 195,000.00

Table 109: Estimative of costs for Confirmation Environmental Assessment – Phase II Source: Drawn up by the technical team of Quantum

Scope	Place/Area	Items	Quantity	Unit Value (R$)	Total Value (R$)
Phase II: Confirmation Environmental Assessment	Area 01 - Central Unit of Goiânia (Storeroom and Yards) ~ 160,000 m2	Sounding and Installation of Monitoring Wells	30 monitoring wells	8,000.00	240,000.00
		Sampling of Soil and Underground Water	30 samples of soil and 30 samples of water	1,500.00	45,000.00
		Analytical Services of Underground Water	30	1,500.00	45,000.00
		Analytical Services of Soil	30	1,500.00	45,000.00
		Field and office technical services	vb	50,000.00	50,000.00
				Subtotal – R$	425,000.00
Scope	Place/Area	Items	Quantity	Unit Value (R$)	Total Value (R$)
Phase II: Confirmation Environmental Assessment	Area 02 - Rio Verde Unit ~ 5,000 m2	Sounding and Installation of Monitoring Wells	08 monitoring wells	8,000.00	64,000.00
		Sampling of Soil and Underground Water	10 samples of soil and 10 samples of water	1,000.00	10,000.00
		Analytical Services of Underground Water	10	1,000.00	10,000.00
		Analytical Services of Soil	10	1,500.00	15,000.00
		Field and office technical services	vb	50,000.00	50,000.00
				Subtotal – R$	149,000.00
Scope	Place/Area	Items	Quantity	Unit Value (R$)	Total Value (R$)
Phase II: Confirmation Environmental Assessment	Area 03 - Luziânia Unit ~ 5,000 m2	Sounding and Installation of Monitoring Wells	08 monitoring wells	8,000.00	64,000.00
		Sampling of Soil and Underground Water	10 samples of soil and 10 samples of water	1,000.00	10,000.00
		Analytical Services	10	1,000.00	10,000.00

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		of Underground Water
		Analytical Services of Soil	10	1,500.00	15,000.00
		Field and office technical services	vb	50,000.00	50,000.00
				Subtotal – R$	149,000.00
Scope	Place/Area	Items	Quantity	Unit Value (R$)	Total Value (R$)
Phase II: Confirmation Environmental Assessment	Area 04 - Anápolis Unit ~ 5,000 m2	Sounding and Installation of Monitoring Wells	08 monitoring wells	8,000.00	64,000.00
		Sampling of Soil and Underground Water	10 samples of soil and 10 samples of water	1,000.00	10,000.00
		Analytical Services of Underground Water	10	1,000.00	10,000.00
		Analytical Services of Soil	10	1,500.00	15,000.00
		Field and office technical services	vb	50,000.00	50,000.00

				Subtotal – R$	149,000.00
			Estimated Total (Phase II) – R$		951,000.00

Table 110: Estimative of costs with the environmental monitoring over the operation (2017 to 2045) Source: Drawn up by the technical team of Quantum

Scope	Place/Area	Items	Quantity	Unit Value (R$)	Total Value (R$)
Environmental Monitoring	Area 01 - Central Unit of Goiânia (Storeroom and Yards) ~ 160,000 m2	Sampling of Soil and Underground Water	30 samples of soil and 30 samples of water	1,500.00	45,000.00
		Analytical Services of Underground Water	30	1,000.00	30,000.00
		Analytical Services of Soil	30	1,000.00	30,000.00
		Field and Office Technical Services	vb	15,000.00	15,000.00
				Subtotal – R$	120,000.00
Scope	Place/Area	Items	Quantity	Unit Value (R$)	Total Value (R$)
Environmental Monitoring	Areas 02,03 and 04 of the Countryside	Sampling of Soil and Underground Water	10 samples of soil and 10 samples of	1,000.00	60,000.00

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	(Rio Verde, Luziânia, and Anápolis)		water (in each area) – total of 60		
		Analytical Services of Underground Water	10 (in each area) – total of 30	1,000.00	30,000.00
		Analytical Services of Soil	10 (in each area) – total of 30	1,000.00	30,000.00
		Field and office technical services	Vb (in each area)	15,000.00	15,000.00
				Subtotal – R$	**135,000.00**
				Estimated Total (Environmental Monitoring) – R$	**255,000.00**

It shall be highlighted the importance of promoting the improvement of the staff of the Environmental Advisory Board (DT-AMB) and Safety, Health, and Life Quality Engineering Department (DA-DPSV) of CELG D, from the point of view of quantitative and of technical qualification. The technical qualification shall be extended to the professionals of the outsourced companies and that act, especially, in the activities of operation, maintenance, and also implementation.

There already are internal works developed by such areas, but that are not performed due to the lack of financial and budget resources. It is highlighted that the professionals responsible for such areas in CELG D have full awareness of the fragilities and improvements that may be implemented.

It becomes essential the development of control actions to avoid the occurrence of leakages of oil from the transformers and with it the triggering of new contamination points that, in the future, may have to be remediated by CELG D. For such, collecting basins shall be built under the transformers, channelizing the flowing of the oil and water to a water/oil separating Box. Such measures are based on standards NBR-13231 – Fire Protection in Substations – Requirements and NBR-13859 – Fire Protection in Substations – Criteria.

According to the information made available by CELG D, upon the performance of Stage 2, currently there are 456 transformers (all three-phase), being that only 11 have containment basins and are equipped with water/oil separating boxes.

During the development of State 2, CELG D did not make available information on the costs estimated by the company for such adequacies. However, upon the information above, a diligent and preliminary estimative was made, taking into account the reference value made available by ANEEL in the Base of Prices for Equipment – Reference 06/2012- Three-Phase and One-Phase Transformers – Water and Oil Separating Box.

For three-phase transformers, such value is R$ 150,493.42 (capacity of 60m^3). Both values have as reference the Middle-West Region of Brazil.

It shall be highlighted that, for calculation purposes in the present work, it was considered the implementation of the containment basin as part of the values above.

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Implementation of the Water and Oil Separating Box	Transformer Type	
	One-phase	Three-phase
Civil Works	R$ 44,600.16	R$ 133,800.47
Work Site (4% of civil works)	R$ 1,784.01	R$ 5,352.02
Basic Direct Cost (Civil Works + Work Site)	R$ 46,384.17	R$ 139,15.49
Engineering (1% of the Direct Basic Cost)	R$ 463.84	R$ 1,391.52
Administration (2% of the Direct Basic Cost)	R$ 927.68	R$ 2,783.05
Direct Cost (Direct Basic Cost + Work Site)	R$ 47,775.69	R$ 143,327.06
Eventual (3% of the Direct Cost)	R$ 1,433.27	R$ 4,299.81
Indirect Cost (2% of the Direct Cost)	R$ 955.51	R$ 2,866.54
Total	**R$ 50,164.48**	**R$ 150,493.42**
Rounded Total	**R$ 50,000.00**	**R$ 150,000.00**

Reference: ANEEL Price Base - 06/2012 – Middle-West Region

Therefore, in relation to the implementation of the containing basin and water and oil separators, the estimated total value was R$ 66,750,000.00. The investment flow suggested to the period from 2016 to 2045 is presented in **Annex M** of the present document.

So that the management of the occupational health, safety, and environment aspects of CELG D are effective and that the company reaches a new level of management of such aspects, it is suggested that follow-up actions of the development and operationalization of the actions suggested and related to the investments and expenses exposed are performed.

It is estimated a value of R$ 3,000,000.00 (2016 to 2045) so that the follow-up is carried out by company/professionals duly qualified. In the first 10 years, it is suggested that such follow-up should occur every six months, being able to be revised upon the achievement of the results and goals that may be defined (**Annex X**).

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2.9. Personnel

The purpose of this chapter is to describe and assess the situation of CELG D in relation to the structures and composition of the distributor's staff for the service provision.

Through the documentation made available, regarding the item Personnel/Labor, we may check that CELG D counts on a manual of assignments that lists all areas of the distributor and their respective assignments, respecting the hierarchical structure of the Company in its several levels. Through such document, the areas obtain the guidelines for the performance of their usual and sporadic activities, optimizing the processes, so that there is no overlay of tasks between different areas, that is, two or more areas performing the same activities.

Additionally, the study has as main information base the *Report of Employees – Salaries, Remuneration, Benefits as of August 20, 2015 and Others* and the *Career and Remuneration Plan – PCR in effect*, homologated on March 02, 2015.

Currently, the organizational structure of CELG D has the following configuration:

PRESIDENCY
REGULATORY BOARD
TRADE BOARD
ECONOMIC FINANCIAL BOARD
TECHNICAL BOARD
ADMINISTRATIVE BOARD
DISTRIBUTION BOARD

In the organization chart described above, we may analyze how the functional units are arranged, the hierarchy, and the communication relationships existing among them.

The following can view briefly the amount of staff in 2015 of CELG D, in accordance with established in the organizational chart above configuration and with the data extracted from the work environment through the report of Employees Proceeds Compensation, Benefits of 20 August 2015.

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CORPORATE SECTORS	UNITS	QUANTIDADE DE PESSOAL	PERSONNEL UNIT / TOTAL (%)
CENTRAL STRUCTURE	PRESIDENCY	97	5,0%
	REGULATORY BOARD	15	0,8%
	TRADE BOARD	379	19,6%
	ECONOMIC FINANCIAL BOARD	61	3,2%
	TECHNICAL BOARD	201	10,4%
	ADMINISTRATIVE BOARD	193	10,0%
	DISTRIBUTION BOARD	990	51,1%
TOTAL CENTRAL STRUCTURE		1.936	100,0%

In the following points, it will be detailed the characterization of the current Company and the evolution of the last few years, approaching quantity, age, seniority, and salary of the personnel of CELG D, as well as qualification programs and training courses.

The study also attempts to analyze CELG D, through comparisons of expenditures and quantity of personnel, current and of the last few years, and their relationships with the Consuming Units (UC) and Market (MWh), as well as the report shows comparisons with national and international indicators.

Additionally, the report brings details of the current Structure of Positions of the company, according to the last PCR homologated.

The report will approach the main points of the Collective Bargaining Agreement – ACT established in the last few years between the employees and the company CELG D.

Finally, the report will analyze the possible dismissals and how such workforce could be absorbed in the Middle-West Region.

2.9.1. Personnel Characterization

Following it will be demonstrated tables and graphs to characterize CELG D's personnel, with the purpose of analyzing their evolution and behavior in the last few years.

2.9.1.1. Personnel Quantity

Following it is demonstrated the quantity of own personnel from 2011 to 2015.

Description	2011	2012	2013	2014	2015
Nº Own Personnel	2.194	1.929	1.819	1.708	1.936

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2.500
2.000
1.500
1.000
500
-
2.194
1.929
1.819
1.708
1.936
2011
2012
2013
2014
2015
Nº Own Personnel

We may check that the number of own personnel has been dropping in the last few years, from 2011 with 2,194 own employees to 1,708 own employees in 2014, result especially of the voluntary dismissal program. Currently, in 2015, the number of own employees had a small growth due to the insertion of new employees resulting from the last public exam.

Following, it is presented the analysis of the quantity and percentage of collaborators of 2011-2014, so that we may observe that over the years, the percentage of own personnel has decreased in relation to the total of collaborators, as well as the third parties have increased their participation in relation to the total of collaborators, in the last few years.

	2011		2012		2013		2014	
Description	Nº Collaborators	% Collaborators	Nº Collaborators	% Collaborators	Nº Collaborators	% Collaborators	Nº Collaborators	% Collaborators
Own Personnel	2.194	29,8%	1.929	28,1%	1.819	26,5%	1.708	22,4%
Outsourced personnel	4.266	57,9%	4.125	60,2%	4.184	61,0%	4.967	65,1%
Own Personnel + Outsourced personnel	**6.460**	**87,7%**	**6.054**	**88,3%**	**6.003**	**87,5%**	**6.675**	**87,5%**
Learner	118	1,6%	117	1,7%	120	1,7%	162	2,1%
Trainees	789	10,7%	686	10,0%	736	10,7%	788	10,3%
Total Collaborators	**7.367**	**100%**	**6.857**	**100%**	**6.859**	**100%**	**7.625**	**100%**

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7.367
6.857
6.859
7.625
7.000
6.000
5.000
4.000
3.000
2.000
1.000
-
2011
2012
2013
2014
Own Personnel
Outsourced personnel
Learner
Trainees
Total Collaborators

In the graph above, we may view that the third parties have greater quantity of collaborators in the whole period analyzed, followed by own personnel and trainees.

2.9.1.2. *Allocation of Own Personnel per Board of Directors*

In the following table, we attempted to demonstrate how the allocation of own personnel is configured, per board of directors of the company in 2015, separated by hierarchy.

CLASS	ADMINISTRATIVE BOARD	TRADE BOARD	REGULATORY BOARD	DISTRIBUTION BOARD	ECONOMIC FINANCIAL BOARD	TECHNICAL BOARD	PRESIDENCY	NUMBER OF EMPLOYEES
DIRECTOR	1	1	1	1	1	1	1	7
MANAGER	24	110	1	78	13	16	22	264
ANALYST	46	13	4	49	26	49	21	208
SUPPORT	78	211	5	467	17	48	18	844
TECHNICAL	20	39	-	242	-	82	25	408
OPERATOR	4	2	-	149	-	1	-	156
SUPPORT	20	3	4	4	4	4	10	49
Total	**193**	**379**	**15**	**990**	**61**	**201**	**97**	**1936**

Note that the Commercial and Distribution Board of Directors of CELG D presents a greater amount of personnel, representing approximately 70% of the total of own employees of CELG D.

2.9.1.3. *Age Bracket of Own Personnel*

In the following table, we attempted to demonstrate how the current age range of CELG D is configured, separated by groups of age brackets.

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Description	Position Source	Age Bracket of Own Personnel: From 17 to 30 years	Age Bracket of Own Personnel: From 31 to 44 years	Age Bracket of Own Personnel: Over 45 years	Total General
SUPERIOR LEVEL	DIRECTOR	0	0	7	7
	ANALYST MANAGEMENT	20	48	67	135
	TECHNICAL ANALYST	15	57	80	152
	HEALTH ANALYST	1	0	2	3
TOTAL SUPERIOR LEVEL		**36**	**105**	**156**	**297**
MEDIUM LEVEL	MANAGEMENT ASSISTANT	73	175	199	447
	OPERATIONS ASSISTANT	18	182	423	623
	TECHNICAL ASSISTANT	68	280	221	569
TOTAL MEDIUM LEVEL		**159**	**637**	**843**	**1639**
% Age Bracket of Own Personnel		**10%**	**38%**	**52%**	**100%**
Total Age Bracket of Own Personnel		**195**	**742**	**999**	**1936**

We may observe that CELG D's staff has more than half of the own personnel over 45 years old, superior and in medium levels.

In the next table, we demonstrate the evolution of the number of own employees over 45 years old over the last few years (2011 to 2015).

Description	2011	2012	2013	2014	2015
Number of own employees over 45 years old	1.130	1.062	1.040	945	999

1.200
1.000
800
600
400
200
-
1.130
1.062
1.040
945
999
2011
2012
2013
2014
2015
Number of own employees over 45 years old

Note that the quantity of own personnel over 45 years old had a small drop in the years of 2014 and 2015, being below 1,000 employees, but, it is analyzed that CELG D still has great number of personnel over 45 years old.

2.9.1.4. Seniority of Own Personnel

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This item attempts to analyze the number of own personnel by seniority, separating per superior and medium levels, and sub-classifying per type of position.

This item seeks to analyze the number of own personnel by time of service provided the CELG D, separating them by upper and medium level and sub-sorting by type of post.

		TIME OF SENIORITY					
Description	Position Source	Up to 5 years of seniority	From 6 to 15 years of seniority	From 16 to 25 years of seniority	From 26 to 30 years of seniority	Over than 31 years of seniority	Total General
SUPERIOR LEVEL	DIRECTOR	6	0	0	0	1	7
	ANALYST MANAGEMENT	27	48	1	18	41	135
	TECHNICAL ANALYST	25	53	0	29	45	152
	HEALTH ANALYST	1	1	0	1	0	3
TOTAL SUPERIOR LEVEL		59	102	1	48	87	297
MEDIUM LEVEL	MANAGEMENT ASSISTANT	63	208	15	98	63	447
	OPERATIONS ASSISTANT	42	163	285	82	51	623
	TECHNICAL ASSISTANT	87	271	94	54	63	569
TOTAL MEDIUM LEVEL		192	642	394	234	177	1639
% SENIORITY		12%	39%	24%	14%	11%	100%
TOTAL OF SENIORITY		251	744	395	282	264	1936

We may analyze that the company has in its own staff more than 50% of employees between 6 to 25 years of seniority, that is, range still without possibility of getting retired by seniority.

On the other hand, CELG D has a smaller portion, but significant, of own employees that already have seniority to get retired, representing 11% of the total of the own personnel.

2.9.1.5. *Own Personnel's Salary*

Through the file *Report of Employees – Salaries, Remuneration, Benefits, and Others CELG D 2015*, graphs and tables were made, with the purpose of analyzing the real situation of CELG D in 2015, stratified per superior and medium levels and per type of position.

Regarding the salary of own personnel, the study took the total remuneration (gross salary, bonus, seniority extra pay, among others) plus all benefits (medical and odontological allowances, bonus, living allowance, meals, transportation, social security, among others). Subsequently, the average monthly and annual salary was calculated in 2015 of CELG D, according to the number of own employees per superior and medium levels and per type of position.

Another point that deserves to highlight is that the average monthly unit salary of own personnel observed in CELG is R$ 10,232.28.

In such line, the Average Monthly Unit Salary of the Superior Level is R$ 17,658.05 and in the Medium Level is R$ 8,886.67, as we may observe in the table below:

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TOTAL MEDIUM LEVEL	Position Source	Number of Employees	% Employees	Average Monthly Salary (Remuneration + Benefits) 2015	Average Annual Salary (Remuneration + Benefits) 2015	Average Monthly Unit Salary in 2015	Average Annual Unit Salary in 2015
SUPERIOR LEVEL	DIRECTOR	7	0,4%	223.511,64	2.682.139,68	31.930,23	383.162,81
	ANALYST MANAGEMENT	135	7,0%	2.198.344,85	26.380.138,20	16.284,04	195.408,43
	TECHNICAL ANALYST	152	7,9%	2.802.478,95	33.629.747,40	18.437,36	221.248,34
	HEALTH ANALYST	3	0,2%	20.104,28	241.251,36	6.701,43	80.417,12
TOTAL SUPERIOR LEVEL		**297**	**15,3%**	**5.244.439,72**	**62.933.276,64**	**17.658,05**	**211.896,55**
MEDIUM LEVEL	MANAGEMENT ASSISTANT	447	23,1%	3.494.841,34	41.938.096,08	7.818,44	93.821,24
	OPERATIONS ASSISTANT	623	32,2%	5.453.095,24	65.437.142,88	8.752,96	105.035,54
	TECHNICAL ASSISTANT	569	29,4%	5.617.319,22	67.407.830,64	9.872,27	118.467,19
TOTAL MEDIUM LEVEL		**1639**	**84,7%**	**14.565.255,80**	**174.783.069,60**	**8.886,67**	**106.640,07**
TOTAL OF OWN PERSONNEL		**1936**	**100,0%**	**19.809.695,52**	**237.716.346,24**	**10.232,28**	**122.787,37**

Following, it is exposed the Average Monthly Salary of Superior Level per type of Position, in 2015. We may observe that the officers have the biggest average monthly unit salary, R$ 31,930.23, followed by the technical analysts with average monthly unit salary of R$ 18,437.

R$
30.000,00
25.000,00
20.000,00
15.000,00
10.000,00
5.000,00
-
DIRECTOR
ANALYST MANAGEMENT
TECHNICAL ANALYST
HEALTH ANALYST

Following it is demonstrated the Average Monthly Salary of Medium Level per type of Position, in 2015, we may observe the technical assistants having the biggest average monthly unit salary of R$ 9,872.27, followed by the operation assistants with average monthly unit salary of R$ 8,752.96.

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12.000,00
10.000,00
8.000,00
6.000,00
4.000,00
2.000,00
-
R$
MANAGEMENT ASSISTANT
OPERATIONS ASSISTANT
TECHNICAL ASSISTANT

In this point, it is analyzed if the Salary per Occupational Group and Educational Level per Position in 2015, having as result an Average Monthly Salary of the administrative and operational group with close values, R$ 10,160.25 and R$ 10,264.71, respectively.

Salary per Occupational Group	Educational Level per Position in 2015	Number of Employees	% Employees	Average Monthly Salary (Remuneration + Benefits) 2015	Average Annual Salary (Remuneration + Benefits) 2015	Average Monthly Unit Salary in 2015	Average Annual Unit Salary in 2015
Administrative	Basis	3	0,2%	21.701,21	260.414,52	7.233,74	86.804,84
	Medium	444	22,9%	3.473.140,13	41.677.681,56	7.822,39	93.868,65
	Superior	154	8,0%	2.611.470,74	31.337.648,88	16.957,60	203.491,23
Group Total Technical Administrative		**601**	**31,0%**	**6.106.312,08**	**73.275.744,96**	**10.160,25**	**121.923,04**
Operational	Basis	69	3,6%	579.404,91	6.952.858,92	8.397,17	100.766,07
	Medium	1.114	57,5%	10.321.499,58	123.857.994,96	9.265,26	111.183,12
	Superior	152	7,9%	2.802.478,95	33.629.747,40	18.437,36	221.248,34
Group Total Technical Operational		**1.335**	**69,0%**	**13.703.383,44**	**164.440.601,28**	**10.264,71**	**123.176,48**
TOTAL OF OWN PERSONNEL		**1.936**	**100,0%**	**19.809.695,52**	**237.716.346,24**	**10.232,28**	**122.787,37**

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20.000,00
16.000,00
12.000,00
8.000,00
4.000,00
-
R$
Basis
Medium
Superior
Administrative
Operational

2.9.2. Evolutionary and comparative analysis of productivity

In the following points, comparative analysis are performed, first of the expenditures of personnel per quantity of own and outsourced collaborators and, subsequently, the expenditures with personnel and quantity of personnel are compared, in relation to the served consuming units and markets.

In this item are also demonstrates the benchmarking of staff spent per Consumer Units (UC) and the market (MWh) with the CELG D and a sample of the distribution companies in Brazil.

Finally, it analyzes the evolution of the number of personnel per Consuming Unit (CU) and the market (MWh).

It should be highlighted that the values of expenses with personnel are current values of each year, with no monetary updating, the data of the CELG D were obtained through reports of administration and files from PMSO CELG D 2011 to 2014. The data of other distributors studied are public, obtained the through the reports of administration and accounting balance sheets for the respective sites in distributors

2.9.2.1. Evolutionary Comparative analysis of expenditure of personnel per quantity of collaborators

In the following chart, it is demonstrates the comparison of Expenditures with Own and Outsourced Personnel per number of own and outsourced collaborators, over 2011 to 2014.

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Description	2011	2012	2013	2014
Nº Own personnel	2.194	1.929	1.819	1.708
Nº Outsourced personnel	4.266	4.125	4.184	4.967
Nº Own + Outsourced personnel	**6.460**	**6.054**	**6.003**	**6.675**
Expenditures Own personnel (R$) million	289.023	282.131	278.501	293.486
Expenditures Outsourced personnel (R$) million	329.184	322.781	344.271	440.518
Expenditures Own + Outsourced personnel (R$) million	**618.207**	**604.912**	**622.772**	**734.004**
Expenditures Own personnel/ Nº Own personnel	131,7	146,3	153,1	171,8
Expenditures Outsourced personnel/ Nº Outsourced personnel	77,2	78,2	82,3	88,7
Expenditures Own + Outsourced personnel/ Nº Own + Outsourced personnel	95,7	99,9	103,7	110,0

In this point, it is demonstrated the evolution of Expenditures with Own and Outsourced Personnel over 2011 to 2014.

800.000
600.000
400.000
200.000
-
R$ million
618.207
604.912
622.772
734.004
289.023
282.131
278.501
293.486
329.184
322.781
344.271
440.518
2011
2012
2013
2014
Expenditures Outsourced personnel (R$) million
Expenditures Own personnel (R$) million
Expenditures Own + Outsourced personnel (R$) million

We may note that the expenditures of own personnel as well as of outsourced personnel increased over the last few years, reaching in 2014 the amount of R$ 293,486 million and R$ 440,518 million, respectively.

Following, we may compare the evolution of the expenditures of personnel per quantity of personnel over the years (2011 to 2014).

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200,0
160,0
120,0
80,0
40,0
0,0
R$ million /Nº Total Personnel-year
2011
2012
2013
2014
Expenditures Own personnel/ Nº Own personnel
Expenditures Outsourced personnel/ Nº Outsourced personnel
Expenditures Own + Outsourced personnel/ Nº Own + Outsourced personnel

2.9.2.2. *Comparative analysis of the productivity per expenditure of personnel*

Following we analyze the productivity per expenditure of personnel of CELG D, considering consuming units (UC) and Power Consumption of the Exclusive Market (MWh).

Descrição	2011	2012	2013	2014
Expenditures Own personnel (R$) million	289.023	282.131	278.501	293.486
Expenditures Outsourced personnel (R$) million	329.184	322.781	344.271	440.518
Expenditures Own + Outsourced personnel (R$) million	**618.207**	**604.912**	**622.772**	**734.004**
Unit of Consumers (UC)	**2.406.943**	**2.506.742**	**2.614.461**	**2.716.004**
Expenditures Own personnel/ UC	120,08	112,55	106,52	108,06
Expenditures Outsourced personnel/ UC	136,76	128,77	131,68	162,19
Expenditures Own + Outsourced personnel/ UC	256,84	241,31	238,20	270,25
Power Consumption (MWh)	**9.873.974**	**10.579.782**	**11.148.800**	**11.711.915**
Expenditures Own personnel/ MWh	29,27	26,67	24,98	25,06
Expenditures Outsourced personnel/ MWh	33,34	30,51	30,88	37,61
Expenditures Own + Outsourced personnel/ MWh	62,61	57,18	55,86	62,67

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300,00
250,00
200,00
150,00
100,00
50,00
-
R$ million /Nº Total Personnel-year
2011
2012
2013
2014
Expenditures Own personnel/ UC
Expenditures Outsourced personnel/ UC
Expenditures Own + Outsourced personnel/ UC

70,00
60,00
50,00
40,00
30,00
20,00
10,00
-
R$ / MWh -year
2011
2012
2013
2014
Expenditures Own personnel/ MWh
Expenditures Outsourced personnel/ MWh
Expenditures Own + Outsourced personnel/ MWh

2.9.2.2.1. Benchmarking of expenditure of personnel per Consuming Units (UC) and Market (MWh).

Following, it is showed if the Benchmarking or other distributors in Brazil, in the period of 2011-2014, regarding Expenditures of Personnel per Unit of Consumers (UC) and Distributed Power MWh (including Free Market).

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Company	Parameter	2011	2012	2013	2014
CPFL PAULISTA	R$/UC	68,53	73,78	79,08	89,54
CPFL PIRATININGA		64,80	69,97	78,84	82,11
CEMIG		134,97	141,26	142,20	152,32
CELESC		232,31	224,95	204,17	198,38
CELG		**128,83**	**112,55**	**106,52**	**108,06**
COELBA		43,15	48,12	51,43	58,42
COELCE		38,66	46,91	44,49	38,65
COPEL		183,40	209,15	194,73	174,71
ELEKTRO		100,57	91,93	100,69	108,55
ESCELSA		82,07	76,94	97,24	89,91
RGE		66,23	59,37	61,41	74,25
Average Indicator		**103,96**	**104,99**	**105,53**	**106,81**

R$ / Consumers
250,00
200,00
150,00
100,00
50,00
-
89,54
82,11
152,32
198,38
108,06
58,42
38,65
174,71
108,55
89,91
74,25
CPFL PAULISTA
CPFL PIRATININGA
CEMIG
CELESC
CELG
COELBA
COELCE
COPEL
ELEKTRO
ESCELSA
RGE
Value
Average

Following, we analyze the evolution of the indicator Expenditures of Personnel per Distributed Power (including Free Market), in the period 2011-2014. It is applicable to highlight that the value of the indicator of the previous table differs because such indicator does not count the free market.

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Company	Parameter	2011	2012	2013	2014
CPFL PAULISTA	R$/MWh_year	9,1	9,8	10,5	11,9
CPFL PIRATININGA		6,5	7,0	7,9	8,5
CEMIG		22,6	23,7	24,6	27,4
CELESC		28,2	26,5	23,9	22,8
CELG		**28,8**	**24,7**	**23,1**	**23,2**
COELBA		13,9	15,5	15,7	17,6
COELCE		12,9	14,7	13,3	12,5
COPEL		27,4	31,4	29,0	25,7
ELEKTRO		14,7	13,3	14,5	15,7
ESCELSA		10,8	10,1	12,7	11,7
RGE		9,5	8,6	8,7	10,1
Average Indicator		**16,76**	**16,85**	**16,71**	**17,00**

R$ / MWh -year
30,00
25,00
20,00
15,00
10,00
5,00
-
11,88
8,54
27,43
22,77
23,19
17,56
12,48
25,69
15,72
11,67
10,12
CPFL PAULISTA
CPFL PIRATININGA
CEMIG
CELESC
CELG
COELBA
COELCE
COPEL
ELEKTRO
ESCELSA
RGE
Value
Average

Thus, we may conclude that CELG D is close to the average of the comparable companies to the indicator Expenditures with Personnel per Consuming Unit (UC), considering a sample of Brazilian distributors (including private and state companies, of different regions and of big size).

However, to the indicator Expenditures with Personnel per Power Consumption (MWh), CELG D is over the average.

Recalling again that value of benchmarking with regard to indicate to personal expenses by energy distributed includes the free market category in the calculation of this indicator, resulting in a smaller value to the calculated in Table 121, because it does not count in the category free market.

2.9.2.3. Comparison between quantity of personnel per Consuming Unit (UC) and Market (MWh).

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Following, we analyze the relationship of quantity of CELG D personnel, in relation to the Consuming Units (UC) and the sales of Power to the Exclusive Market (MWh).

Recalling that the values of the expenses with its own staff and contractors are current values of each year, without monetary updating, such that the information were removed from the Administration Reports 2012-2014 and the file of PMSO CELG D 2011 to 2014 made available by CELG D.

Descrição	2011	2012	2013	2014
Nº Own personnel	2.194	1.929	1.819	1.708
Nº Outsourced personnel	4.266	4.125	4.184	4.967
Nº Own + Outsourced personnel	**6.460**	**6.054**	**6.003**	**6.675**
Learner	118	117	120	162
Trainees	789	686	736	788
Total Collaborators	**7.367**	**6.857**	**6.859**	**7.625**
Unit of Consumers (UC)	**2.406.943**	**2.506.742**	**2.614.461**	**2.716.004**
UC/ Own personnel	1.097	1.300	1.437	1.590
UC/ Own + Outsourced personnel	373	414	436	407
UC/Total Collaborators	327	366	381	356
Power Consumption (MWh)	**9.873.974**	**10.579.782**	**11.148.800**	**11.711.915**
MWh/ Own personnel	4.500	5.485	6.129	6.857
MWh/ Own + Outsourced personnel	1.528	1.748	1.857	1.755
MWh/Total Collaborators	1.340	1.543	1.625	1.536

1.600
1.400
1.200
1.000
800
600
400
200
-
1.097
1.300
1.437
1.590
2011
2012
2013
2014
UC/ Own personnel

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500
400
300
200
100
-
373
414
436
407
2011
2012
2013
2014
UC/ Own + Outsourced personnel

Now, it is analyzed the evolution of the served market (MWh) per quantity of personnel over the years in assessment.

7.000
6.000
5.000
4.000
3.000
2.000
1.000
-
4.500
5.485
6.129
6.857
2011
2012
2013
2014
MWh/ Own personnel

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2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
-
1.528
1.748
1.857
1.755
2011
2012
2013
2014
MWh/ Own + Outsourced personnel

2.9.3. Qualification and Training Courses

Regarding the qualification and training courses, from 2012 to 2014 the following training courses were performed to the number of people detailed:

	Number of Training Course and Qualification	Number of contemplated participants
2012	245	3104
2013	186	3603
2014	215	2820

In 2012 there was the greatest number of training courses and contemplated attendants, as we may view in the graphs below:

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300
250
200
150
100
50
0
245
186
215
2012
2013
2014
Number of Training Course and Qualification

4000
3500
3000
2500
2000
1500
1000
500
0
3104
3603
2820
2012
2013
2014
Number of contemplated participants

Next, it is synthetically demonstrated the description of the Qualification and Development Programs performed in the last few years (2011-2014).

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Year	Description of Qualification and Development Programs
2014	2nd Safety Week in Information Technology Security Training Course and Services Electrical Installations NR 10 SGT Services Compensation Module electrical damage Leaders in Development Program Training Operation and Maintenance Chainsaw Work Accident Prevention for CIPA members Update on the Use of Software SGT - PROJ + SGT-WORKS Irregularities Process of Negotiation Course in Measurement Improvement for distribution operators - Systems "OPER" Ongoing operation and maneuvers in regulators and reclosers Course Development-Attendant Agreement CELG- SECOVI-GO Developing Skills for the Ombudsman Demonstration
2013	1st Safety Week in Information Technology Security Training Course and Services Electrical Installations NR 10 Complementary course on Security in Electric Power System and its vicinity - SEP Financial Education Program and Social Security 1st Customer Service Workshop and commercial technical services Developing Skills for customer service Work Accident Prevention for CIPA members Introductory training the Apprentice Improvement Course distribution operators Project management workshop Basic design course and terms of reference Ongoing Security Services and Electrical Installations NR 10 Project management Methodological improvement for the 4th Tariff Review Cycle
2012	Training using the working set and rescue work Defensive direction Work safety improvement Developing skills for customer service Work Accident Prevention for CIPA members Lecture "Leadership Competence" Training related to ANEEL Resolution No. 414/2010 Strategic Planning Workshop Improvement Course Substation Operations Interpretation of Standard NBR ISO 9001: 2008 Bidding course and contracts Systems Operator Certification

2.9.3.1. Educational Level of CELG D's own employees

Analyzing the educational level of the own employees of CELG D in 2015, we have the following chart:

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Educational Level of Own Personnel	Number of Employees	% Employees
Postgraduate	217	11,2%
Superior	609	31,5%
Technical	613	31,7%
Medium and Basis	497	25,7%
Total of Own Personnel	**1.936**	**100,0%**

We may analyze that, in terms of educational level, the own personnel has greater concentration in the superior level and in the technical level.

2.9.4. Benchmarking with national and international references

As it was made in the previous items, it was also developed a benchmarking with national and international references, which is also presented to compare the structure of personnel of the distributor.

First, it is defined the employees considered to CELG D in 2012, which will be compared with other distributors in such year the cause of limitations in the available information to the universe of assessed companies. The same are defined as the informed total of own employees plus the total of outsourced personnel.

Thus, it was compared the distributors that have over 1.8 million of consuming units in the relationship clients per employee. In Brazil, the comparative results are the following:

600,00
500,00
400,00
300,00
200,00
100,00
-
CPFL PAULISTA
ELETROPAULO
CEMIG
CELG D
CELPE
COELBA
COPEL
ELEKTRO
LIGHT
CELESC
COELCE
AMPLA

It is observed that CELG D presents a proper relationship of UCs/Own + Outsourced Employees, very close to the average of the biggest distributors of Brazil.

Even though, it was added in the analysis the few distributors of Latin America that have such size in relation to the level of UCs, CELG D continued presenting a performance close to the average, as it is following exposed.

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1.000,00
800,00
600,00
400,00
200,00
-
Argentina - EDENOR
Argentina - EDESUR
Brasil - CPFL...
Brasil - ELETROPAULO
Brasil - CELG D
Brasil - VALE...
Brasil - CEMIG
Brasil - CELPE
Brasil - COELBA
Brasil - COPEL
Brasil - ELEKTRO
Brasil - LIGHT
Brasil - CELESC
Brasil - COELCE
Colombia - Codensa
Brasil - AMPLA

It is observed that the level of employees of CELG is very close to the average observed in the sector, in the national references as well as when we also consider references of other countries.

2.9.5. Structure of Positions

CELG D counts on a manual of assignments that lists all areas of the distributor and their respective assignments, respecting the hierarchical structure of the Company in its several levels.

Through such document, the areas know the guidelines for execution of their usual and sporadic activities, optimizing the processes, so that to avoid the overlay of tasks between areas.

In such sense, to analyze the Structure of Positions of CELG D, we took as base the Career and Remuneration Plan – PCR of CELG D, which will serve as main instrument in the management of the Human Resources.

The basic premise of the Career and Remuneration Plan is to allow the movement of the personnel between the different areas and occupations in CELG D, enabling a greater versatility in the use of its staff, based on:

a. Creating perspectives and incentive to the personal, professional, and salary growth to all employees;
b. Defining basic and specific competences required to ingress and evolution in the career;
c. Establish salary magnitudes coherent with the salaries practiced in the market and proper to the expectancies of careers;
d. Structuring tools that subsidize the process of Performance Assessment focused on Competences.

According to the PCR, as of January, 2015, the occupational structure of CELG D is composed by the Staff of Permanent Positions, Staff of Positions of Officers, Staff of Gratified Functions, and Temporary Staff, while existing.

The Staff of Permanent Positions is composed by Positions and Functions in Careers, which characterize for representing the general sum of assignments to be carried out by the employee, and is constituted in a limited set of multifunctional activities, substantially similar regarding the nature, complexity, responsibilities, educational level, work characteristics and conditions to which their occupants are subject, forming the occupational groups: Technical Administrative Group – GTA and the Technical Operational Group – GTO.

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Technical Occupational Group	CODE	Positions
Technical Administrative Group – GTA	GTANM1	Management Analyst
	GTANS2	Technical Analyst
	GTANS3	Health Analyst
Technical Operational Group – GTO	GTONM1	Management Assistant
	GTONM2	Operation Assistant
	GTONS3	Technical Assistant

The Technical Administrative Group – GTA is composed by Careers of Elementary, Medium, and Superior Level that comprehend functions of administrative support to the other Company's segments.

The functions in this occupational group require from its occupants knowledge and experience in the following areas: secretariat, controls and recording; gathering, classification, tabulation, systematization, and processing of information; planning, follow-up, assessment and control of projects; administration, human resources, material, and equity; budget and finance; communications, filing, organization, and methods; legal, accounting, economical, and social sciences; occupational medicine.

The functions of this operational group require from its occupants knowledge and experience in the following areas: operation, maintenance, preservation of equipment; maintenance and operation of plants and substations, electric power transmission and distribution lines and networks; planning, project, construction, automation, telecommunications, and supervision of the electric system; engineering, generation, transmission, distribution, and commercialization of electric power; telecommunications and occupational safety.

2.9.5.1. Positions and Functions

The Positions and the Functions that compose the occupational structure of CELG D were arranged in hierarchy according to their functional characteristics and importance thereof, considering the purposes of the Company. They are divided into:

I. Medium Level Careers – Positions: Management Assistant, Operation Assistant, and Technician in Operations.

II. Superior Level Careers - Positions: Management Analyst, Health Analyst, and Technical Analyst.

Following, the new and the old staff of the occupational structure are exposed:

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Medium Level Careers						
SITUATION PREVIOUS			NEW SITUATION			
Positions	Level	Functions	Positions	Functions	Level	Comments
Management Assistant	I	Auxiliary the General Service				Placed on extinction
	II	Administrative Auxiliary	Management Assistant	Administrative assistant I	I	Related function
		Computer Technician		Assistant Information I		Related function
		Labor Nursing Assistant		Labor Nursing Assistant I		Related function
	II	Attendant				Placed on extinction
		Technical operator				Placed on extinction
	III	Administrative assistant	Management Assistant	Administrative assistant II	II	
		Assistant Information		Assistant Information II		
				Labor Nursing Assistant II		
		Accounting technician				Placed on extinction
		Technical Work Safety				Transferred to the Position of Technical Assistant
Operation Assistant	I	Maintenance Helper				Placed on extinction
		Surveying Assistant				Extinct - no appointment
		Driver				Extinct - no appointment
		Maintenance mechanic	Operation Assistant	Maintenance mechanic	I e II	
		Electrician		Electrician		
	II	Technical Assistant				
		Facilities Operator		Facilities Operator		
	I	Distribution Operator	Technical Assistant	Distribution Operator	I e II	
		System Operator		System Operator		
		Technical Jobs in Surveying		Technical Jobs in Surveying		
		Technical Industrial Buildings in		Technical Industrial Buildings		
		Technical Industrial Electronics		Technical Industrial Electronics		
		Technical Industrial Electrotechnical		Technical Industrial Electrotechnical		
		Technical Industrial Mechanical		Technical Industrial Mechanical		
		Technical Industrial Chemistry		Technical Industrial Chemistry		
		Technical Industrial Telecommunications		Technical Industrial Telecommunications		
				Technical Work Safety		

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Superior Level Careers						
SITUATION PREVIOUS			NEW SITUATION			
Positions	Level	Functions	Positions	Functions	Level	Comments
Management Analyst	I, II e III	Administrator	Management Analyst	Administrator	I, II e III	
		Lawyer		Lawyer		
		Systems Analyst		Systems Analyst		
		Accountant		Accountant		
		Economist		Economist		
		Psychologist		Psychologist		
				Archivist		Inserted to meet demand
		Caseworker				Function migrated to the positions Health Analyst
Health Analyst	I, II e III	Labor Nursing	Health Analyst	Labor Nursing	I, II e III	
		Occupational Physician		Occupational Physician		
				Caseworker		
Technical Analyst	I, II e III	Architect	Technical Analyst	Architect	I, II e III	
		Civil engineer		Civil engineer		
		Electrical engineer		Electrical engineer		
		Electronic engineer		Electronic engineer		
		Mechanical engineer		Mechanical engineer		
		Work safety engineer		Work safety engineer		
		Chemical		Chemical		
				Environmental Engineer		Inserted to meet demand
				Production Engineer		Inserted to meet demand
				Telecommunications engineer		Inserted to meet demand

The description and specification of the Positions and Functions of Medium and Superior Level are contained in the following charts

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1	Operation Assistant	26
	Eletricista	27
	Technical Assistant	29
	Maintenance mechanic	30
2	Management Assistant	32
	Administrative assistant	33
	Assistant Information	35
	Labor Nursing Assistant	36
3	Technical Assistant	37
	Distribution Operator	38
	System Operator	39
	Técnico em Segurança do Trabalho	41
	Technical Jobs in Surveying	43
	Technical Industrial Buildings	44
	Technical Industrial Electronics	46
	Technical Industrial Electrotechnical	47
	Technical Industrial Mechanical	49
	Technical Industrial Chemistry	51
	Técnico Industrial em Telecomunicações	52
4	Management Analyst	53
	Administrator	54
	Lawyer	55
	Systems Analyst	57
	Archivist	58
	Social Communicator	59
	Accountant	61
	Economist	63
	Psychologist	65
5	Health Analyst	67
	Labor Nursing	68
	Occupational Physician	69
	Caseworker	70
6	Technical Analyst	71
	Architect	72
	Civil engineer	73
	Environmental Engineer	75
	Electrical engineer	76
	Electronic engineer	78
	Mechanical engineer	79
	Work safety engineer	80
	Production Engineer	82
	Telecommunications engineer	84
	Chemical	86

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The classification of the careers of Medium and Superior levels is the summary of the analysis, according to the factors and degrees established in the Position and Function Assessment Manual. The Positions of Board of Directors are characterized by the seniority, as forecast in the Company's Bylaws.

It is considered as Gratified Function the exercise of a Management, Advisory Board, or Secretariat, by designation of the Board of Directors or internal selection, and it is characterized for representing the sum of assignments exercised by the employee, under trust, under the terms of the Labor Legislation.

The Gratified Functions, respecting the requirements of their chart, are subject to the creation, transformation or extinction, with the approval of the Board of Directors.

Table 133: Gratified Functions Source: PCR CELG D 2015

TITLE	CODE	LEVEL
Superintendent Head of Office of the President Accountant General Controller Attorney General Executive Secretary	FG.N-1	I
Board Advisor Energy Commercialization Advisory Manager Manager of the Environmental Advisory Internal Audit Manager Department manager Ombudsman manager Secretary General manager Manager Assistant Attorney	FGN-2	II
Standing Committee member Evaluation	FGN-3	III
Internal auditor Branch Manager of Service - Goiania Branch Manager of Service - Polo Manager of the Distribution Operations Center Manager System Operation Center Sector Manager Member of the Procurement Committee Secretary of Board	FGN-4	IV
Branch Manager of Service - Type IV Service Desk Manager Service Units in charge	FGN-5	V
Branch Manager of Service - Type III Head of Shift	FGN-6	VI
Branch Manager of Service - Type II Charge of Substation - The	FGN-7	VII
Branch Manager of Service - Type I Charge of Substation - B Head of Class COS operator - System Operations Center COS operator - Distribution Operations Center	FGN-8	VIII

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CODE	LEVEL	VALUE
FGN-1	I	3.000,00
FGN-2	II	2.400,00
FGN-3	III	1.800,00
FGN-4	IV	1.500,00
FGN-5	V	1.275,00
FGN-6	VI	1.050,00
FGN-7	VII	825,00
FGN-8	VII	675,00

2.9.5.2. Temporary Staff

The Temporary Staff is composed by the Positions and/or Functions put into extinction in the PCR, to which related ones were not created, even if there is appointment.

The Temporary Staff is temporary and in no hypothesis the admission in such staff may occur, nor vertical Functional Progression, being extinguished the positions/functions at the extent they are getting vacant, so it will remain in the Temporary Staff the employees that occupy Positions/Functions in extinction, which is not possible their classification in the Permanent Staff because they do not meet the requirements.

Tabela 135: Temporary Staff Source: PCR CELG D 2015

Placed Positions extinction PCR - Careers and Remuneration Plan	
Positions	References
Medium Level	
Administrative Auxiliary	02 a 35
Supplies Auxiliary	02 a 35
Administrative assistant	02 a 51
Book-keeper	02 a 35
Operator Substation Technical	02 a 35
Programmer	12 a 51
Draughtsman	12 a 51
Superior Level	
Senior Training Assistant	19 a 60
Senior Technical Assistant	19 a 60
Placed Funciotions extinction in Review PCR - Careers and Remuneration Plan	
Funciotions	References
Medium Level	
Auxiliary the General Service	01 a 22
Maintenance Helper	01 a 22
Telephonist	01 a 22
Attendant	02 a 35
Technical operator	02 a 35
Auxiliary Tecnical	02 a 35
Facilities Operator	02 a 35
Accounting technician	12 a 51

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The occupants of the Temporary Staff will be subject to the chart of positions and salaries in effect on the approval date of the Plan, having their rights assured and subject to the same regulations to Change the Functional Situation.

The salary references of the Positions and Functions of medium and superior level, which compose the Temporary Staff are inserted in the Salary Matrix, being safeguarded to the occupants of this Staff, compatible salary range and possibility of horizontal functional progression.

2.9.5.3. Remuneration and Benefits System

The Base Salary is the fixed importance stipulated to each reference, which is paid to the employee, for the effective performance of his/her specific assignments. The salaries of CELG D are defined by the Company's Board of Directors, observing the relevant legislation.

To each of the Functions of Medium and Superior level, it is defined a salary range varying between a minimum value established to the Function, which increases in percent proportions of 4%, between a reference and the next, until reaching the maximum value fixed by the company to the career. The detail is following exposed:

Positions	INITIAL REFERENCE	FINAL REFERENCE	Salary Ranges per Position		
			I	II	III
Operation Assistant	01	35	01 a 17	18 a 35	-
Management Assistant	02	51	02 a 26	27 a 51	-
Technical Assistant	12	51	12 a 31	32 a 51	-
Management Analyst	19	60	19 a 31	32 a 41	42 a 60
Health Analyst	07	50	07 a 21	22 a 35	36 a 50
Technical Analyst	19	60	35 a 44	45 a 53	54 a 60

The Salary Matrix of Positions/Functions of Medium and Superior levels in the chart below was approved in the last PCR, as of January, 2015, and it subject to change whenever required, observing the legal procedures regarding the values established to each salary reference, maintaining the increase percentages between one and another reference.

Table 137: Salary Matrix Source: PCR CELG D 2015

R / 1	R / 2	R / 3	R / 4	R / 5	R / 6	R / 7	R / 8	R / 9	R / 10
1.881,00	1.955,80	2.024,00	2.094,40	2.175,80	2.252,80	2.338,60	2.431,00	2.510,20	2.613,60
R / 11	R / 12	R / 13	R / 14	R / 15	R / 16	R / 17	R / 18	R / 19	R / 20
2.701,60	2.809,40	2.904,00	3.018,40	3.135,00	3.251,60	3.370,40	3.493,60	3.630,00	3.766,40
R / 21	R / 22	R / 23	R / 24	R / 25	R / 26	R / 27	R / 28	R / 29	R / 30
3.913,80	4.054,60	4.213,00	4.371,40	4.538,60	4.716,80	4.899,40	5.086,40	5.277,80	5.480,20
R / 31	R / 32	R / 33	R / 34	R / 35	R / 36	R / 37	R / 38	R / 39	R / 40
5.695,80	5.913,60	6.146,80	6.386,60	6.633,00	6.892,60	7.158,80	7.436,00	7.724,20	8.023,40
R / 41	R / 42	R / 43	R / 44	R / 45	R / 46	R / 47	R / 48	R / 49	R / 50
8.338,00	8.663,60	9.002,40	9.358,80	9.724,00	10.106,80	10.507,20	10.912,00	11.343,20	11.787,60
R / 51	R / 52	R / 53	R / 54	R / 55	R / 56	R / 57	R / 58	R / 59	R / 60
12.254,00	12.731,40	13.237,40	13.758,80	14.302,20	14.863,20	15.455,00	16.062,20	16.700,20	17.358,00

2.9.6. Collective Bargaining Agreement - ACT

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A collective bargaining agreement (ACT), is a legal act executed between a labor union entity and one or more corresponding companies, where it is established rules in the labor relationship existing between both parties.

Differently from the collective bargaining agreement, which is valid to the whole represented category, the effects of an Agreement are limited only to the agreeing companies and their respective employees.

It may be negotiated clauses of economic and social nature, which discuss, for example, on salary adjustment, value of the extra pay for overtime, duration of the working hours, and temporary stabilities, however, it is not allowed in the ACT the suppression of rights granted in the legislation (CLT).

Thus, the report aims at analyzing in a brief manner the last ACTs, from 2012 to 2014, between CELG and its employees, approaching the main points established in such agreements, which are following described:

• Salary Replacement for employees of CELG D in 2014 was 6.28% a.y., from 05/01/2014, value similar to the IPCA assessed in the last 12 months.

• Profit Sharing decided in the ACT of 2011, established that the percentage will be divided in an equal manner according to a reduction goal.

• Food/Meal Allowance established in 2014 was R$ 880.00 a month, having a discount of 2% in consideration to the employee, as well as 13th of Food/Meal Voucher.

• Day Care/Kindergarten Allowance agreed in 2014 was R$ 400.00

• Education Allowance agreed in 2014 was R$ 400.00

• According to ACT of 2008, it is allowed the fraction in 15/15 or 10/10 plus bonus of the remaining.

• PCR – Career and Remuneration Plan is being revised, in order to be unified to PCR of Eletrobrás.

• Overtime, stand-by, preparedness, hazard conditions complied with 100% of the effective legislation.

• For employees with special dependent, in ACT 2014, they have 50% of allowance in the salary floor.

• In 2014, the public exam was carried out to provide more than 250 openings between medium and superior level, due to the need of replacement of the staff due to the voluntary dismissal programs of the last few years.

• Vacation bonus will be annually adjusted at the same index applied in the salary replacement and the current value of bonus was adjusted, from R$ 1,768.80 to R$1,900.00 from May, 2014.

2.9.6.1. Competence Assessment and Results

Through the Collective Bargaining Agreement CELG D 2014/2015, the company granted to all employees 1 (one) salary reference, as progression for merit, limited to the ceiling of the function, from May 1, 2014, having the Competence Assessment and Results to occur in 2014 only for purposes of development and training.

For 2015, CELG D will make the Competence Assessment and Results, without prejudice of the functional progression for merit or for seniority.

All employees that would be entitled to functional progression for seniority in 2014, regardless progression for merit, will receive the seniority benefit on September, 2015, so settling the right to seniority of 2014.

As well as to the employees comprehended by the benefit of seniority of 2014, they will also have the right to seniority maintained.

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2.9.7. Restructuring of the Workstations

The following summary form in the report analyzes the consequences of the privatization of companies distributing electrical energy for workers between the years 1990 to 2000, highlighting the issues of relations and working conditions and the situation of the jobs post-privatisation.

In addition, in the following paragraphs we approached the possible impacts in the human capital of CELG

D and absorption of the labor market of officials dismissed arising from a possible privatization of CELG D.

2.9.7.1. Analysis of privatization, restructuring and changes in working conditions in the companies distributing electricity.

At this point in the report, took as a basis the article of 2002 on "privatisation, restructuring and changes in working conditions: the case of the electrical energy sector" of Rosemeire Aparecida Scopinho, a researcher at the Federal University of São Carlos (UFSCar). Integral part of the Working Group on productive restructuring of SYNERGY PRO-CUT/ Union of Energy of the State of São Paulo.

In this work, the researcher looks at the consequences of the privatization of companies distributing electrical energy for workers between the years 1990 to 2000.

Through the realization of observations in the work environments, Semi-strutured interviews and discussion groups with the workers of the electric sector, specifically electricians from dealers for electrical power distribution.

The study of the researcher (Scopinho, 2002) identified the changes introduced in the technical basis, in division and in the organization of work and the impacts generated for the health and safety of workers in the power distribution companies privatized, it stands out that the main impacts were the increase of night work and shift work, the movements and repetitive efforts as the main sources of wear

In addition, according to the study, with the privatisation has significantly increased the labor of the psychic nature loads generated by stepping up the pace of activities, by awareness of the increase of unsanitary conditions, aggressiveness and how hard the work and by the organizational climate of instability caused by privatisation.

Finally, the article concludes that with the privatization process of the electric energy distribution concessionaires between years 1990 to 2000 generated as consequences, on the one hand, the unemployment and, on the other, the intensification of the rhythm of the activities of those who remained in the distribution companies, the increase of unsanitary conditions, of danger and of how hard working environments, the worsening situation of health, the increase of the frequency and severity of accidents.

Thus, through the analysis of Article (Scopinho, 2002) in a general way we can observe that the privatisation which relates to jobs, generated, besides the increase in unemployment, the increased precariousness of relations and working conditions of regiments, from changes deployed in the sector in the context of privatization, such that, if the password by a CELG D privatization process in the future their workers could face frames similar to those observed with workers of privatized enterprises between the years 1990 and 2000 in Brazil.

2.9.7.1. Assessment of possible impacts on human capital CELG D resulting from privatization.

The human capital of the organizations shall receive a differentiated attention in merger and acquisition processes, at the time before the closing of the commercial proposal, through the compatibility analysis between different organizational cultures, or after the agreement, so that the talents may be retained and there is acceptance and cooperation for the proposal transaction plan.

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So, one of the critical points of the process is the management of people and restructuring of the Workstations. If poorly managed, the human factor may generate productivity losses.

Generally, the merger or acquisition process of a company generally means dismissal of employees or change of levels of positions, since there will not be two presidents, two heads of departments, two managers of sector, and soon n. Such dismissals initially affect especially the senior management and subsequently the lower levels.

In the first two months, it is common that the companies make an inventory of talents and key people that may not leave the company. At such time, the managers may detect duplicity of positions, which causes dismissals in some situations. In such cases, the area of human resources shall talk individually.

The strategic importance of the change management and of the role of the human resources area in complex transactions, such as an acquisition or merger, is essential. The changes from transition processes need to be properly managed so that the intended results are effectively achieved. For such, it is important to follow some steps to mitigate risks of the restructuring of the Workstations.

As much important as to investigate fiscal, labor, social security risks, among others, which may generate a tangible liability to the purchasing company, is to invest in the understanding of the organizational culture and policies of people management.

It is required that a change management committee is built, to be ahead of the plan, having in such group people with support in the organization that may understand the real impacts. Thus, upon the official announcement of the change, such committee may be presented to give safety to the people and serve as an information source.

Another important point is that the company shall adopt a clear and continuous communication with the impacted public on the restructuring of the Workstations. It shall not use only the written communication as a way of transmitting information, but the face-to-face communication shall be stimulated, maintain open channels for manifestations and feedback, and adopt new forms of measurement of the efficacy of the communication.

It is common to see in the companies in merger processes the leaving of brilliant professionals, essential to the business, simply for lack of information on their future in the new organization. The change management, together with the people management, shall prioritize an action plan to retain the best professionals. It shall be informed, at the right time, what is coming and what is planned to such professionals.

There are many actions of change management that may be conducted, but there is no way of excluding the analysis of organizational impacts, regarding the dismissals of employees, and deeply know the impacts the change brings, in their different dimensions.

The organizational change management does not have a standard recipe, which may be successfully applied in any case. It is needed to analyze case by case, understand the context and develop a customized planning.

However, it is recommended to use a formal methodology, able of instrumentalizing and systematizing the actions, so that such process is fast in the integration of the work process and of people.

Through research regarding the merger or acquisition process, we may observe that the dismissals occur more between the permanent/own employees of the acquired company, aiming at contracting temporary employees or workers with flexible time, expecting, with such measure, to reduce costs, especially fixed costs.

The companies justify themselves alleging that, in general, the reduction of the permanent work is an accepted measure of the restructuring process.

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Thus, the study aims at dimensioning how are the possibilities of absorption of CELG D employees dismissed, in the work market. For such, in the following point we make an analysis of how the work market is to assess the situation of the possible dismissals of employees of CELG D in the Middle-West region.

2.9.7.2. Analyses of possible dismissals of CELG D employees

As it was already seen in the previous item, if a merger or acquisition process of CELG D occurs, there is a great possibility of dismissals, especially in the senior management of the company.

Thus, due to the possible dismissals of employees of CELG D, the cause of a merger or acquisition, as well as to get adequate to the OPEX costs approved ANEEL, in this part we perform a study of what are the possibilities of absorption of such work market in the Electric Power sector in the State of Goiás, and how the contracting percentages of works for 2015 in the Electric Power Sector are forecast.

The work market in the electric sector in the Middle West, according to survey performed by "O Setor Elétrico" magazine, has forecast a growth of 7% for engineering and consultancy companies of the electric segment and 9% of growth in electric installation and maintenance areas, for 2015.

According to the raised data, we understand that the workers of CELG D eventually dismissed would be, much probably, absorbed by the regional work market, because the Middle-West region has one of the greatest growth rates of work market in the electric sector in Brazil, as we will see in further details in the following items.

2.9.7.2.1. Work Market – Engineering and Electric Power Installation Companies.

- **Electric Power Engineering and Consultancy Companies**

Regarding the increase in the number of employees, the electric engineering and consultancy companies of the North-Northeast and Middle-West regions are the most optimistic, estimating a growth of 5% and 7%, respectively.

Midwest
7%
North -
Northeast
5%
South 4%
Southeast
4%
São Paulo
4%

- **Electric Power Installation Companies**

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Regarding the increase of the number of employees, the installation companies in the Middle-West are the most optimistic, estimating a growth of 9% in 2015.[10]

Midwest
9%
North - Northeast
5%
South 3%
Southeast
7%
São Paulo
3%

Thus, we conclude on the basis of labor market data from engineering companies and current electricity installation and forecasts of the industry, laid-off workers due to the CELG D a possible privatization process will be absorbed by the regional market.

2.9.7.2.2. Market of Engineering and Electric Power Installation Companies

In this item we make a general analysis of the market of engineering and electric power installation companies in the regions of Brazil, assessing the forecast of growth for 2015 and behavior of the sector in 2014.

The engineering and consultancy companies of the electric segment, as well as of the electric installation and maintenance areas of North, Northeast, and Middle-West regions, are the companies that most increased their turnover in 2014, according to survey made by "O Setor Elétrico" magazine with companies that practice such type of services of all regions of Brazil.

Specifically regarding the companies of the engineering and consultancy areas, the forecast of growth of the companies located in the Middle-West was at 15% for 2015, and the average growth in 2014 was 118% in comparison to the previous year.

The results pertaining to the installation and maintenance companies have forecast of growth of 24% for 2015, and the average growth in 2014 was 14% in comparison to the previous year.

- **Electric Power Engineering and Consultancy Companies**

The companies that grew that most in 2014 were those of the Middle-West region, 18%, and of the North-Northeast region, also 18%. The companies of the State of São Paulo were those that recorded the smallest addition in their turnover: 10%.

[10] To further information: http://www.osetoreletrico.com.br/web/documentos/guias_setoriais/ed-114_Pesquisa-Empresas-de-engenharia-e-instalacao.pdf

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Midwest
18%
North -
Northeast
18%
South 13%
Southeast
13%
São Paulo
10%

Following their growth in 2014, the companies of the Middle-West, and of the North-Northeast regions are also those that are more optimistic in relation to 2015, projecting to grow 15% and 9%, respectively. The companies of South region are the less optimistic, forecasting to grow only 7%.

Midwest
15%
North -
Northeast
9%
South 7%
Southeast
8%
São Paulo
9%

The global market of the sector to the Middle-West region that presents greater elevation, in the order of 5%.

Midwest 5%
North -
Northeast 2%
South 2%
Southeast 3%
São Paulo
1%

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- **Electric Power Installation Companies**

The companies that grew the most in 2014 were those of North-Northeast regions, 26%. The Middle-West had growth of 14% in 2014 in relation to the previous year.

Midwest 14%
North - Northeast 26%
South 19%
Southeast 22%
São Paulo 12%

The companies of the Middle-West and of North-Northeast are those that are more optimistic in relation to 2015, projecting to grow 24% and 17%, respectively.

Midwest 24%
North - Northeast 17%
South 13%
Southeast 14%
São Paulo 8%

The total market of installation companies of the Middle-West region has forecast to present greater increase. The companies of the region project a growth of 9%, level over the other regions.

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Midwest 9%
North - Northeast 9%
South 4%
Southeast 5%
São Paulo 5%

In addition, we conclude based on data from engineering companies and installation of Electric Power Central West Region is one of the regions that have higher market growth in Brazil.

2.9.7.3. Dismissal of employees in the last few years

Considering the need of getting closer to the OPEX efficiency parameters of ANEEL, as well as to its needs of economic recovery, meeting determinations in Resolution 056/09, the Voluntary Dismissal Program (PDV) was re-opened.

The total adhesion in the last year was 189 employees (up to 2015), and the dismissals have been made according to the dismissal schedule defined by the board of directors.

Following it is showed the evolution of the dismissal of employees of CELG D in 2013 to 2015.

Descripition	Position	2013	2014	2015	TOTAL GENERAL	PERSONNEL / TOTAL (%)
SUPERIOR LEVEL	DIRECTOR	-	1	2	3	1,6%
	ANALYST MANAGEMENT	3	13	5	21	11,1%
	TECHNICAL ANALYST	2	14	1	17	9,0%
TOTAL SUPERIOR LEVEL		**5**	**28**	**8**	**41**	**21,7%**
MEDIUM LEVEL	MANAGEMENT ASSISTANT	14	24	7	45	23,8%
	OPERATIONS ASSISTANT	21	61	4	86	45,5%
	TECHNICAL ASSISTANT	2	7	8	17	9,0%
TOTAL MEDIUM LEVEL		**37**	**92**	**19**	**148**	**78,3%**
PERSONNEL DISMISSED FROM CELG D		**42**	**120**	**27**	**189**	**100,0%**

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140
120
100
80
60
40
20
-
42
120
27
2013
2014
2015
PERSONNEL DISMISSED FROM CELG D

In 2014, we may observe that there was a strong adhesion to PDV (Voluntary Dismissal Plan), resulting in the greatest number of dismissed own employees (120).

2.9.8. Reference of Personnel Files

The information showed in item Personnel was obtained from the following files and sources:

- CELG D 1.1.4000001 – ADMINISTRATION REPORT 2012
- CELG D 1.1.4000002 - ADMINISTRATION REPORT 2013
- CELG D 1.1.4000003 - ADMINISTRATION REPORT 2014
- CELG D 20.1.01000013 - 8.1 – REPORT OF EMPLOYEES – SALARIES, REMUNERATION, BENEFITS, AND OTHERS AS OF AUGUST 20, 2015.
- ANEEL NREH2009879 REFERENCE COMPANY
- CELG D 20.1.01000009 - PCR IN EFFECT - HOMOLOGATED MAR/02/2015 - DIARIO OFICIAL MAR/06/2015
- CELG D TOTAL PCMSO SUMMARY 2010 TO 2014
- QUANTUM – QUANTUM BENCHMARKING DATA
- PAPER: PRIVATISATION, RESTRUCTURING AND CHANGES IN WORKING CONDITIONS: THE CASE OF THE ELECTRICITY SECTOR OF ROSEMEIRE APARECIDA SCOPINHO de 2002
- O SETOR ELÉTRICO MAGAZINE - RESEARCH – ENGINEERING AND INSTALLATION COMPANIES JULY, 2015.

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2.10.Annexes -Operations

Annex A – High Voltage Substations of Celg D

Annex B – High Voltage Distribution Lines of Celg D

Anexo B1 – Typical structures deployed in the LDAT of Celg D

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2.11.Annexes –Description of the distribution system

Annex C – Structure of the Points of Operation of Stations – POE Annex D – List of the existing Operational Agreements Annex E – Internal Operation Standard and Instructions of COS

Annex F – Pictures of the stretches of LDAT visited during the due diligence in Celg D.

Annex G – Power transformers considered critical by the System Operation

Annex H – Records of Anomalies of the Substations visited during the due diligence – Ref.: July /2015 Annex I – Pictures of the substations visited during the due diligence Annex J – Annual Investment Programs proposed by Celg D for the period from 2015 to 2024.

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2.12.Annexes –Service quality and efficiency

Annex K –DD (DEC -FEC) Management Plan of the Quality Management

Annex L – DC (IASC) Consumer’s Satisfaction Index (IASC)

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2.13.Annexes – Social and environmental questions

Annex M – Illustrative and Spatialization Maps of CELG D Electric System

Annex N – Synthetic Spreadsheet of Follow-up of the Environmental Licensing and Regularization Processes

Annex O – Preliminary Estimative of Investments and Expenses

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Annex 9. Legal Due Diligence CELG D

PINHEIRO NETO
ADVOGADOS

FREE TRANSLATION

São Paulo
R. Hungria, 1.100
01455-906
São Paulo . SP
t. +55 (11) 3247 8400
f. +55 (11) 3247 8600
Brasil

Rio de Janeiro
R. Humaitá, 275 . 16º andar
22261-005
Rio de Janeiro . RJ
t. +55 (21) 2506 1600
f. +55 (21) 2506 1660
Brasil

Brasília
SAFS . Quadra 2 . Bloco B
Ed. Via Office . 3º andar
70070-600 . Brasília . DF
t. +55 (61) 3312 9400
f. +55 (61) 3312 9444
Brasil

www.pinheironeto.com.br
pna@pn.com.br

PROJECT CELG-D

Executive Summary of the Due Diligence Report

September 17, 2015

I. INTRODUCTION

1. This executive summary (“Executive Summary”) was prepared based on the due diligence report (“Report”) issued upon the request of the International Finance Corporation ("IFC"), which was aimed at assessing the legal status of CELG Distribuição S.A. – CELG-D (“CELG-D” or "Company") and the main red flags identified as of the date of the Report in the context of the limited and sampling legal due diligence (diligência legal limitada e por amostragem) that our firm carried out in relation to the Company.

2. Our work was conducted in the context of the privatization transaction of CELG-D, which is currently underway and is expected to be implemented through the sale of the controlling equity stake held by Centrais Elétricas Brasileiras S.A. - Eletrobrás (“Eletrobrás”) in CELG-D, as well as the potential sale of the shares held by Companhia CELG de Participações - Celgpar (“Celgpar”) in the capital stock of CELG-D through the same sale process, whether in whole or in part (the “Transaction”).

3. IFC was hired by Banco Nacional de Desenvolvimento Econômico e Social –BNDES (“BNDES”) to provide specialized structuring services in connection with the Transaction, in accordance with the Unfeasibility of Tender procedure (processo de Inexigibilidade de Licitação) No. 107/2015, based on articles 13, I, and 25, II, both from Law No. 8,666/1993, which was authorized on July 7, 2015, pursuant to BNDES’ Board Decision No. 385/2015, dated July 7, 2015, based on IP AEP/DEPEP3/GEPEP5 No. 01/2015, dated July 7, 2015. The aforementioned hiring was further ratified by Resolution No. 07/2015, issued by the National Privatization Council (Conselho Nacional de Desestatização) (“CND”) on July 9, 2015 and then published in the Brazilian Official Gazette (Diário Oficial da União - DOU) on July 13, 2015, in keeping with the provisions of Federal Decree No. 8,449/2015, which gives BNDES powers to hire services and provide the technical support needed to implement CELG-D’s privatization.

4. Pinheiro Neto Advogados, following the completion of bidding process (processo de concorrência) No. 1187575, which was conducted by IFC, and pursuant to Contract No. 7176203, dated July 24, 2015, was subcontracted to advise IFC in relation to (i) legal matters pertaining to the structuring and implementation of the Transaction; and (ii) the performance of limited and sampling due diligence (diligência legal limitada e por amostragem) works in connection with the Company, which works consist of the subject matter of the Report.

5. The Report was prepared upon IFC’s request and is addressed to our client IFC only. No person or entity other than IFC shall rely upon it. Reference to the Report in any other document is also prohibited and so it is its registration or presentation to third parties without our prior written permission and consent. Notwithstanding the foregoing, and provided that the attorney-client relationship (and related rights and obligations) is exclusively limited to IFC and our firm, (a) BNDES, IFC and its advisors are authorized to use the Report to analyze the legal feasibility of the Transaction as well to support its economic and financial structuring and other related purposes; and (b) the Report may be transmitted or disclosed to third parties at the sole discretion and responsibility of IFC, which logically includes the full disclosure thereof to prospective bidders interested in the in the Transaction and their respective advisors.

6. All provisos and caveats applicable to the Report shall likewise apply to this Executive Summary. In addition to the foregoing, this Executive Summary may be disclosed to Eletrobrás and its shareholders within the scope of the Transaction’s analysis, provided, however, that such disclosure shall be made at the sole discretion and responsibility of IFC. No direct relationship either exists or shall be created between, on one hand, Pinheiro Neto Advogados, and, on the other, Eletrobrás, its shareholders and/or any other interested parties who might have access to this Executive Summary as a result of Eletrobrás’ legal reporting obligations, whether in whole or in part.

7. The investigation conducted at CELG-D was based on the documents and information made available by the Company in a virtual data room during the period between August 7, 2015 and September 11, 20151, as well as the information provided by the Company’s representatives in several meetings, e-mail exchanges and phone calls with our team, notably based on the legal due diligence list prepared by the our firm and subsequent information/document

1 That was the cutoff date for receiving CELG-D’s documents. Some additional information and clarifications, however, were provided by the Company until October 22, 2015 (inclusive). There have been several other materials produced by our firm to its client in the context of our legal due diligence works.

requests submitted to CELG-D. The information and conclusions presented in the Report (and, therefore, in this Executive Summary) are based on the assumption that all documents and information provided by the Company to us are true, complete, legitimate, valid and current in all aspects and, as for copies thereof, we assume that they match their respective originals. No independent investigation or of factual matters was conducted by our firm, except if otherwise expressly indicated in the Report (or else in this Executive Summary). It is important to point out that, as usual in every due diligence of this magnitude, some requested documents and information were not disclosed to us by the closing date of this Report.

8. The scope of our investigation encompassed the following areas: (i) corporate; (ii) contracts; (iii) real estate; (iv) environmental; (v) civil and criminal litigation; (vi) tax litigation; (vii) labor; (viii) social security; (ix) occupational health and safety; (x) intellectual property; (xi) regulatory –energy industry; (xii) administrative/public agreements; (xiii) certificates; and (xiv) insurance.

9. We emphasize that accounting, financial and tax procedures, routines and labor remuneration agreements adopted by the Company, as well as investigations regarding potential anticorruption practices (also known as FCPA, the corresponding North American statute) were not subject to our analysis.

10. Furthermore, in view of the volume of documents disclosed in the data room and the relevance of some specific matters, we defined some materiality parameters to delimit our analysis of the documents provided by CELG-D. Thus, we highlight that our legal analysis was made by sampling, in accordance with the materiality parameters adopted by each area as indicated in the respective sections of the Report.

11. Additionally, we highlight that the only purpose of the Report (and, therefore, of this Executive Summary) is to inform IFC about the main aspects surrounding the legal and regulatory status of CELG-D as identified by the date hereof, in view of the intended purposes of the Transaction and respective matters to be considered for its structuring and implementation.

PINHEIRO NETO ADVOGADOS

II. EXECUTIVE SUMMARY

1. This Executive Summary highlights in a concise manner some of the most relevant matters identified in our legal due diligence of CELG-D. Additional and detailed information in relation to each of the items addressed below are available in the corresponding Sections of the Report.

2. Tag-along. In view of the current scenario – where Eletrobrás intends to sell its shares and the renewal of CELG-D’s concession is not yet formalized –and the rules set forth in the Federalization SPA, CelgPar should be granted, only after renewal of concession, a 30-day period so that the latter can express – on sole discretion – the wish to jointly sell or not its stake in CELG-D. For further information on the matter, please refer to Section III – Corporate of the Report.

3. Accelerated Maturity due to Transfer of Control in Financial Agreements and Other Instruments. A large portion of the financial agreements entered into by CELG-D contains a debt accelerated maturity as a result of the Company’s transfer of control, as well as other financial instruments related to the Company’s debt. In light of the intended transaction, we recommend that CELG-D obtain authorization from the lender financial institutions and all necessary counterparties before its privatization, under penalty of accelerated maturity of the agreements that contain such provision and also those containing cross default provisions. Such item is addressed in Section IV –Financial Agreements and Agreements with Related Parties of the Report.

4. Compulsory Insurance. The lack of compulsory insurance can subject CELG-D to assessment from regulatory agencies, in particular ANEEL. Hence, we recommend taking compulsory insurance, according to the rules issued by the regulatory electric sector agency. This item is addressed in Section XVII –Insurance of the Report.

5. Restrictions on Acquisition/Lease – Foreign. Considering the existence of rural properties herein, it should be stressed that currently there are restrictions applicable to the acquisition or lease of land by foreigners or Brazilian companies controlled by foreigners, which require prior authorization by the National Institute of Colonization and Agrarian Reform (“INCRA”) or the National Congress, as the case may be. Additionally, it should be mentioned that such restrictions also apply to corporate transactions resulting in the transfer of rural properties to foreign legal persons, such as mergers, acquisitions, consolidations and transfers of control. The acquisition and/or lease of rural property by foreigners or Brazilian companies controlled by foreigners in noncompliance with the applicable legislation (Law No. 5709/71 and Law No. 8629/93) can be considered as null by operation of law. For further information on the matter, please refer to Section VI – Real Estate of the Report.

6. Real Estate Licensing. As informed by the Company, no Operating Permits and Fire Department Inspection Certificates were issued for all Relevant Properties. The lack of real estate license and/or possible irregularities can result in the application of administrative sanctions and penalties (warnings, fines, etc.), whose amount can vary according to the case and, in the worst scenario, cause the discontinuance of activities upon closing of the establishment. This item is addressed in Section VII – Real Estate of the Report.

7. Built Area. As informed by the Company, no occupancy permit (“Habite-se”) was issued for any of the Relevant Properties. Possible irregularities in the built area of properties can make unfeasible (i) the issuance of certain licenses, such as LF and AVCB; (ii) the registration/annotation of possible lease agreements; as well as give rise to (iii) the imposition of administrative sanctions and penalties (warnings, fines, etc.), possibly resulting in the closing of the establishment. This item is addressed in Section VI – Real Estate of the Report.

8. Environmental licensing. Article 14, 4, of Supplementary Law No.

140/2011 determines that the renewal of environmental licenses should be requested within at least one hundred and twenty (120) days before the validity period, so that the expired environmental license is considered valid until the environmental agency issues an opinion on the renewal request. However, it was possible to note that, in many cases, such period was not met by the Company when requesting the renewal of environmental licenses relating to its projects, which means that until the issuance of the new licenses, its activities can be considered as lacking valid environmental license. The installation and performance of potentially pollutant activity without the necessary environmental licenses and/or permits characterizes administrative and criminal infraction. This item is addressed in Section VII – Environmental of the Report.

9. Vegetation clearing. The Company did not submit the documents showing that the vegetation clearing made for the implementation of transmission lines and substations were preceded by the proper permits. The irregular vegetation

JUR_SP - 22848211v4 910004.379234

clearing (without permit) characterizes administrative and criminal infraction. Moreover, possible damages caused by the clearing are subject to strict civil, environmental liability. This item is addressed in Section VII – Environmental of the Report.

10. Permanent Preservation Areas (PPA). The Company did not submit the documents showing that the interventions in PPA performed for the implementation of transmission lines and substations were preceded by the proper permits. The irregular PPA intervention (without permit) characterizes administrative and criminal infraction. Moreover, possible damages caused by the irregular PPA intervention are subject to strict civil, environmental liability. This item is addressed in Section VII – Environmental of the Report.

11. Archaeological Heritage. Pursuant to the documents provided by the Company, there are archaeological reports pending approval by IPHAN. Should the Company has intervened in the areas that are the subject of such reports without IPHAN’s consent, it will be subject to administrative and criminal liability. This item is addressed in Section VII – Environmental of the Report.

12. Civil Litigation. We highlight the following items: (i) CELG-D is involved in a total contingency of one billion, seven hundred and eighty million, one hundred and ninety-three thousand and two hundred and forty reais and four cents (R$1,780,193,240.04), of which a total of four hundred and twenty-four million, four hundred and ninety-seven thousand reais (R$424,497,000.00) was indicated as a probable loss; (ii) we were able to analyze thirty-four (34) public class actions discussing the legality of billing different electricity supply values between August and December 2014 in the north and west regions of Goiás, which may pose a significant contingency to the Company, given that a possible conviction may result in the restitution of the overpaid values to consumers; the Company estimates possible contingencies arising from these actions at thirty-two million, five hundred and thirteen thousand, six hundred and thirty-eight reais (R$ 32,513,638.00); (iii) the Company is involved in lawsuits filed by municipalities in relation to government incentive programs (i.e., Programs FOMENTAR/PRODUZIR/PROTEGE), which would be represented by one hundred and forty (140) lawsuits amounting to a total estimated contingency of one billion, three hundred and fifty-one million, six hundred and eighty-four thousand, five hundred and seventy-four reais and two centavos (R$1,351,684,574,02), assessed as possible or remote loss in view of the track record of favorable decisions rendered to the Company; (iv) CELG-D is also a defendant in thirty-three (33) lawsuits amounting to a total contingency of three

JUR_SP - 22848211v4 910004.379234

besides another three thousand, four hundred and thirty (3,430) outsourced employees, amounting to four thousand and nine hundred (4,900) outsourced workers providing services for CELG D. We were also informed that, in addition to these electricians, there are other employees that are outsourced, even though we have not received information regarding the total number of these professionals. The Labor Prosecutor of the 18th Region filed a public class action (No. 0033700-17.2009.5.18.0004) challenging the outsourcing of CELG-D’s core activity/business. The Company was sentenced not to keep workers employed by interposed companies engaged in the core business of the Company and to use only employees approved through public contests. For further information on this topic, please refer to Section X – Labor of the Report.

15. Installment payment program (Parcelamento) - Social Security. We found out that CELG-D includes social security debts in the federal amnesty (Parcelamento Excepcional - PAEX). The value of the remaining balance of this installment payment program as of August, 2015 totaled three million reais (R$3 million). For further information on this topic, please refer to Section XI -Social Security of the Report.

16. Public class actions over administrative misconduct acts. The Company has disclosed three (3) partial copies of public administrative misconduct class actions involving CELG-D. We highlight that such lawsuits involve the accountability of individuals for such acts (i.e., managers/officers of the Company). Therefore, we do not see such risks as applicable to CELG-D, both rather to their managers/officers only. For further information on this topic, please refer to Section XV - Administrative of the Report.

17. FUNAC. Any contingencies arising from facts prior to the completion of sale of controlling shares of CELG-D to Eletrobrás must be secured by the Contribution Fund of CELG-Distribuição S.A. - FUNAC. Nonetheless, there are risks related to FUNAC. FUNAC was created by a state law that can, on any time, be revoked or amended without the interference of CELG-D and/or its shareholders. Moreover, the maintenance of FUNAC may rely on the budget availability of the State of Goiás, which is also beyond the control/reach of CELG-D and/or its shareholders. Also, we identified gaps in FUNAC’s regulation that can impair its operation. For further information on the matter, please refer to Section XVIII – FUNAC of the Report.

18. Concession Agreement. The effective period of the concession agreement of CELG-D has expired on July 07, 2015, therefore, the continuity of

JUR_SP - 22848211v4 910004.379234

performance of activities by the Company will rely on the extension of concession. The extension process has not been completed yet and also relies on ANEEL’s and MME’s resolution, which is still pending. Moreover, the extension of electric power concession agreements is being discussed at the court, which can impact CELG-D’s concession, depending on the final court ruling to be handed down. For further information on the matter, please refer to Section XIV –Regulatory of the Report.

19. Sharing of Administrative Expenses. The Company is subject to the risk of being penalized for the sharing of administrative expenses with its related parties, in light of the regulatory prohibition of such practice, arising from the need to maintain the individuality of concession. For further information on the matter, please refer to Section XIV – Regulatory of the Report.

20. Intellectual Property. Currently, there might be no “CELG” trademark registered by the Company, which weakens the exclusivity of the term and symbols used and possibility of preventing third parties from using the trademark. However, the term and symbols can be safeguarded by the protection of the corporate name; for this reason, there are no substantial risks related to trademarks. For further information on the matter, please refer to

Section XIII – Intellectual Property of the Report.

21. General analysis of materialized contingencies. For ease of reference, we prepared the contingency chart below, which summarizes CELG-D’s exposure to material contingencies in judicial and administrative proceedings, notably with respect to tax, civil, social security and labor areas. We emphasize that the estimates provided in the chart for the qualitative chance of loss of most of the lawsuits analyzed by our team – per the sampling analysis addressed in the Report –, generally matched the estimates provided by the Company's advisors.

A		B	C	A – (B+C)
Area[i]	**No. of cases[ii]**		**Amount involved (R$)**		**Provisions[v vi] (R$)**	**Judicial Deposits[vii] (R$)**	**Total Exposure[viii] (R$)**
	Company[iii]	**PNA**	**Company[iv]**	**PNA**			
Tax and Social Security	94	8[ix]	*Probable Loss* 13,658,000.00 *Possible Loss* 737,925,000.00 *Remote Loss* 102,533,750.24	*Probable Loss* 8,399,004.06 *Possible / Remote Loss* 334,160,813.75 *Remote Loss* 2,667,101.62	13,658,000.00	17,040,000.00	*Probable Loss* 0,00 *Possible or Remote Loss* 823,418,750.24
Labor	2545	16	*Probable Loss* 76,964,000.00 *Possible Loss* 109,422,000.00 *Remote Loss* 3,318,784.70	*Probable Loss* 11,063,997.58 *Possible Loss* 9,388,677.25 *Remote Loss* -	80,554,000.00	27,098,000.00	*Probable Loss* 0.00 *Possible or Remote Loss* 82,052,784.70
Civil and Procon (consumer)	4942	212[x]	*Probable Loss* 424,497,000.00 *Possible Loss* 1,212,833,000.00 *Remote Loss* 142,863,240.04	*Probable Loss* 362,909,599.65 *Possible / Remote Loss* 1,406,330,811.34 *Remote Loss* -	432,617,000.00	35,602,000.00	*Probable Loss* 0.00 *Possible or Remote Loss* 1,311,974,240.04
Regulatory	6	6[xi]	*Probable Loss* 13,574,000.00	*Probable Loss* 12,987,272.13 *Possible Loss* 10,870.66	13,574,000.00	-	0.00
TOTAL	**7587**	**242**	*Probable Loss* **528.693.000.00** *Possible Loss* **2.060.180.000.00** *Remote Loss* **248.715.774.98**	*Probable Loss* **395.359.873.42** *Possible Loss* **9.399.547.91** *Possible/Remote Loss* **1.740.491.625.09** *Remote Loss* **2.667.101.62**	**540,403,000.00**	**79,740,000.00**	*Probable Loss* **0.00** *Possible or Remote Loss* **2.217.445.774.98**

Explanatory Notes

i.	The allocation of cases among the different areas provided in this chart ("Area"
column) follows the respective classification informed by the Company. Please note, however, that, as indicated in the Civil and Tax Sections of the Report, the Company
classified some civil lawsuits as tax lawsuits.
ii.	We were not informed by the Company of the existence of lawsuits which triggering events/facts were subsequent to January 27, 2015 (i.e., the cut-off date for FUNAC according to Section XVII of the Report). As for the lawsuits disclosed, we did not identify those which triggering events/facts were subsequent to such date.
iii.	Total number of cases reported in the Company's Interim Financial Information as of
June 30, 2015 ("Number of cases", "Company" columns) and confirmed by the
Company's legal department. Please note that we were not able to confirm these numbers in reports/worksheets made available in the data room, as such documents had several discrepancies/inconsistencies. The columns "Company" and "PNA" refer, respectively, to the number of cases reported by the Company and the number of cases reviewed by Pinheiro Neto Advogados in the course of the legal due diligence covered in the Report.
iv.	When referring to lawsuits of which the loss estimate is either is probable or possible, the involved amount indicated in this column (column "Amount involved",
"Company") and the corresponding loss classification are reported in the Company's
Interim Financial Information as of June 30, 2015 and were confirmed by the
Company's legal department. The amounts related to lawsuits for which the loss estimation is remote were informed by the Company, but not included in the
Company's Interim Financial Information as of June 30, 2015. Please note that we were not able to confirm these numbers in reports/charts made available in the data room, since such documents had several discrepancies/inconsistencies.
v.	We were informed by the Company that the only amounts related to lawsuits in which the loss estimate is probable are provisioned by the Company. Values indicated in this column ("Provisions") were identified in note 25 to the Company's
Interim Financial Information as of June 30, 2015, and were confirmed by the
Company's legal department.
vi.	According to the note 12 (a) of the Company's Interim Financial Information as of
June 30, 2015: "whenever there is a registration of provision for judicial claims, the
Company registers ( ) the same value in ‘assets’ in item ‘others - Goiás – FUNAC’
( ) ". See Section XVIII of the Report for further information about FUNAC, including related risks.
vii.	Judicial deposits disclosed in note 11 to the Company’s Interim Financial Information as of June 30, 2015. Please note that these values differ from the values informed by the Company's legal department in the documents made available in the data room.
viii. Please note that all lawsuits estimated as probable losses would, in theory, be provisioned by the Company, as indicated in the preceding notes. Thus, the total exposure (column "Total Exposure") would only refer to lawsuits which loss estimates are either possible or remote. In this regard, please refer to the notes in this chart related to provisions.
ix.	Please note that most of the copies of lawsuits made available regarding the tax area either had a civil nature or a value below the R$5,000,000.00 threshold. Moreover, despite having analyzed three different lawsuits, they were all related to the same case (please see Section IX - Tax for more information).
x.	In addition to the specific cases examined, according to Section VIII - Civil Litigation, the 212 cases total encompasses: (a) 173 lawsuits filed by municipalities of Goiás against CELG-D, which according to the Company involve identical legal thesis, out of which we analyzed 27 cases by sampling; and (b) 34 public class actions that, according to the Company, also involve similar discussions, out of which we analyzed
9 cases by sampling. Additionally, please note that the Company classifies some of the lawsuits filed by municipalities as tax ones (even though they classify identical lawsuits as civil) - for this reason, some of these lawsuits would be indicated and provisioned in the tax area (as opposed to the civil area). xi. Although the total number of cases analyzed is identical to the number of cases appointed by the Company, we were unable to confirm whether the lawsuits reviewed correspond to the 6 indicated cases, as in the Company’s Interim Financial Statements as of June 30, 2015 there is no information regarding the lawsuits (only of the amount involved and loss estimates).

Annex 10. Annex 21 of CVM Instruction 481/2009

Appendix 19

Annex 21 of CVM Instruction 481 of December 17, 2009

1 – List the appraisers recommended by the management

- ☐ International Finance Corporation ("IFC"). IFC signed an agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (National Bank for Economic and Social Development) for the provision of specialized services for structuring the privatization of CELG Distribuição S.A. through the sale of its controlling interest, including the fixing of a minimum share price to be used in the privatization process, evaluation and presentation of the stock composition of scenarios to be sold, considering the characteristics of the Brazilian electricity sector, the specific legal norms and rules and applicable regulatory conditions.

2- Describe the qualification of the recommended appraisers

The International Finance Corporation (IFC), a member of the World Bank Group, is the largest global development institution focused on the private sector in developing countries. Founded in 1956, IFC is presented as an investor and advisor committed to promoting economically beneficial, financially and commercially sound, and environmentally and socially sustainable projects in over 100 developing countries where it operates.

The following are examples of experience in the electricity sector of the institution:

Project	Country	Service
Privatization of Power Plants	Albania	Advisory to the Ministry of Economy, Exchanges and Energy for the privatization of four hydroelectric plants with combined capacity of 76.7 MWh.
KEDS	Kosovo	Advisory to the privatization of Kosovo Electricity Distribution and Supply, transaction that should improve access to energy for 1.8 million inhabitants.
Power System Solar de Gujar	India	Advisory to the Gujarat government to introduce a public-private partnership to generate solar energy, which is expected to benefit over 10,000 inhabitants. Currently IFC is advising 5 more cities of this state in the replication of the project in Gujarat.
Central Java IPP	Indonesia	Advisory concession the state-owned company PT PerusahaanListrik Negara for the construction and operation of a new plant with a capacity of 2,000 MWh and transmission units, benefiting a population of 7.5 million inhabitants and mobilizing $ 3.5 billion in private investment.
LEC	Liberia	Assisted 5 year contract bidding for management LiberiaElectricity Corporation.
Olongapo Distribution	Philippines	Advisory to the city of Olongapo for structuring and implementation of a more efficient system and sustainable energy distribution through private participation, reducing technical losses and benefiting 200,000 inhabitants.

Eletrobras

		200,000 inhabitants.
Ashta Hydroelectric	Albania	Advisory to the structuring and implementation of the first large hydroelectric power plant in Albania, with 53 MW of capacity, through a PPP contract for a period of 30 years, benefiting 170,000 inhabitants.
Rural Electrification	Philippines	Assistance to the introduction of private participation in 14 plants of small power generation located in remote areas of the Philippines.
SONEL	Cameroon	Advisory in the privatization of SociétéNationale d'Electricite and the concession contract for the 20-year period for generation, transmission and distribution of electricity in
IRHE	Panama	Advisory to the Government of Panama for the restructuring and privatization of generation and distribution companies of the Instituto de Recusos Hidraulicos y de Electrificacion, reducing tariffs by 10% and mobilizing 600 million dollars.
COELCE	Brazil	Assistance to the Government of the State of Ceará for the privatization of Companhia Enérgica do Ceará.
SEEG	Gabon	Advisory to the Government of Gabon for privatization Societe D'Energieet D'EauduGabon.
Electrolima	Peru	Assisted breakdown of Electrolima into one generation company and two distribution companies and subsequent privatization of the companies created, increasing productivity and efficiency and reducing technical losses.

3 – Provide a copy of the work proposal and remuneration of the recommended appraisers

This item is not applicable, given that the sale of the shareholding of Eletrobras in CELG D is subject to the Law 9,491 / 95 – Programa Nacional de Desestatização (National Privatization Program) and therefore Eletrobras has no responsibility for the proposed work or remuneration of consultants.

In this process, Banco Nacional de Desenvolvimento Econômico e Social – BNDES was in charge of these tasks, as determined by the Decree 8449/2015.

The International Finance Corporation was contracted by BNDES for the provision of specialized structuring of CELG D privatization services, through the sale of its controlling interest, including the fixing of the minimum price of the shares to be used in the privatization process, evaluation and Presentation stock up scenarios to be sold, considering the characteristics of the Brazilian electricity sector, the specific legal norms and rules and applicable regulatory conditions.

The total compensation payable to the International Finance Corporation is up to R$ 10,600,000.00.

2

4 – Describe any relevant relationship in the past three (3) years between the recommended appraisers and parties related to the company, as defined by accounting rules that deal with this subject

Not applicable.

Rio de Janeiro, September 23, 2016.

José Luiz Alquéres

Chairman of the Board of Directors

3

Annex 11. Opinion of Eletrobras Legal Department

Eletrobras

Date: Sep 15, 2016

MEMORANDUM **PJE - 3417/2016**

From: Fernanda Maria Vieira Lima Schuery Soares – Head of PJE

To: Paula Prado Rodrigues Couto – Head of DFR
Felipe Baptista da Silva – Head of DFN

Topic: Deliberation about the lien of shareholding control of CELG-D

Reference: Memorandum DFR nº 152/2016 and DFN nº 149/2016
EMP nº 2016/1004 and EMP nº 2016/1007

The Head of Investor Relations Department (Departamento de Relações com Investidores – DFR) and the Head of Business Development Department (Departamento de Desenvolvimento de Negócios – DFN), through the above stated Memorandum, submit topic[1] in connection with convening the Eletrobras 166th Extraordinary General Meeting ("AGE") for the purpose of deliberating on the lien of the shareholding control of CELG Distribuição S.A. ("CELG D") in a privatization auction.

The history of operations, as well as the aspects of technical, economic and financial natures, are described in the Financial Technical Notes (Notas Técnicas Financeiras) GFN/DFN nº 001/2016 and GDF/DFN nº 002/2015 And in the Draft for the Proposal by the Administration, describing the advantages and risks of the operation, and serving as input for the case in point.

However, we highlight that, due to not falling within the range of competencies of this legal department, assessments of (a) the economic-financial, operational and technical-regulatory conditions of the lien of the shares of CELG D, based on reports produced by external auditors; and (b) the convenience and opportunity to carry out the business *sub examine*, which calls for a judgment of merit to be undertaken by the Eletrobras management and propose for sovereign deliberation by the General Assembly, will not be part of this technical opinion. This technical opinion will not also analyze the assumptions adopted in the above-mentioned documents.

[1] Attachments: Proposal of the Administration and Public Notice of the 166ª AGE; PPI – Decision number 7/2016 – Minimum Price ; BNDES – Receipt for Deposit of Shares number 01/2015, of 19 May 2015; Decree number 8449, of 13 May 2015 – Inclusion in PND ; CND – Decision number 7, of 09 July 2015 – Contracting IFC; Accounting and Tax Due Diligence of CELG D; Operational Projections Report CELG D ; Update of Projections Operational Due Diligence CELG D; Economic-financial Assessments CELG D; Appendix 8.5: Economic-financial Assessments Celg Distribuição S.A. – Ernest Young ; Annex I of Economic-financial Assessments Report - Accenture ; Technical operational Due Diligence CELG D ; Legal Due Diligence CELG D ; Annex 21 of Instruction CVM 481/2009 ; Financial Technical Note GFN/DFN 001/2016; Addendum Privatization Modelling IFC; Draft Decision; REDEX; IT GDF/DFN 002/2015; Public Notice of Privatization 01/2016 da CELG D; Relevant Communication 02/2016 of PND; Eletrobras Communication to the Market, of 16 August 2016; Addendum to Operational Projections Report/Due Diligence – Quantum; Addendum to Economic-financial Assessments Report – Accenture; Addendum to Economic-financial Assessments Report – EY; Technical Note relative to recommendations by FUNAC.

1

Date: Sep 15, 2016

Eletrobras MEMORANDUM PJE - 3417/2016

With these initial considerations, we moved to the analysis of operation being commented.

The hypotheses of sale of the shareholding control of CELG-D has already been raised by the parties when signing the Promise to Buy and Sell Shares, by Way of Cession of Right of Preference, signed on Aug 26, 2014, henceforth herein called the Promise to Buy and Sell Shares ("the Promise"), in its Clause 15.

It should be mentioned that Clause 15.1.3 of the Promise to Buy and Sell Shares establishes that the party that intends to sell the shares (privatization) must notify the other party, in 3 (three) consecutive times, for the purpose of obtaining consent from the other party for the joint sale, with the consent having to be manifested within 30 (thirty) days. Therefore, despite Celgpar being involved in the process of lien of shares, and aware of the form and terms that are being established for the actions in the privatization auction, there is the risk of Celgpar calling upon said Clause and raise a barrier to holding the auction, if the interregnum of 30 (thirty) days is not complied with four their manifestation, which should be evaluated by the management agencies when holding the auction.

Having said that, we must mention that Clause 15.1.6 of the Promise established that the sale of the shareholding control of CELG D would be compliant with the rules of the National Privatization Program (Programa Nacional de Desestatização - "PND"), established by Law no. 9,491/1997 and regulated by Decree no. 2,594/98.

So, Decree no. 8449/2015 was published to include CELG D in PND and appointed the Ministry of Mines and Energy (Ministério de Minas e Energia - "MME") as responsible for the execution and the follow-up of the privatization process for Celg D and the National Economic and Social Development Bank (Banco Nacional do Desenvolvimento Econômico e Social - "BNDES") as responsible for contracting the services and providing the necessary technical support for the undertaking of this privatization. In this sense, the Decision of the National Council of Privatization (Conselho Nacional de Desestatização - "CND") no. 7, of July 9, 2015, authorized BNDES to hold the tender process with a view to contracting the independent external audit services of the process of privatization for CELG D, as well as directly contracting the International Finance Corporation – IFC to provide the service of structuring the privatization of CELG D.

2

Eletrobras

Date: Sep 15, 2016

MEMORANDUM PJE - 3417/2016

IFC led and coordinated the process of assessment of CELG D under advisory services by (i) Quantum, business specialized in the power sector, that drafted the operational projections for CELG D, including market, revenues and operating costs, and future investment projections; based on these operational projections, the financial consulting services; (ii) Ernst & Young; and (iii) Accenture drafted independent assessments based on non-operational assumptions and financial assumptions. In addition, accounting and legal due diligences were undertaken, and also taken into account in the assessments.

Here, we clarify that it does not behoove this Legal to issue any judgment of value in terms of the final reports produced by said consulting services, nor on the outcome of the legal due diligence produced, that must be assessed separately at the moment of decision on the topic.

Based on the final report for the consulting services mentioned above, the Chairman of CND, supported by art. 12 of Decree no. 2,594/1998 c/c art. 5, § 4 of Law no. 9,491/1997, published Decision, *ad referendum*, of CND no. 11, of 18 Nov 2015, approving the conditions for privatization of CELG D and the minimum share price for their admission, for the purpose of lien of the shareholding interest representing their shareholding control, through an auction, as established by art. 4, §3, of Law no. 9,491/1997.

However, it so happens that the previous tender procedure for the lien of the shareholding control of CELG D, object of Public Notice PND for Auction no. 01/2016/Celg-D, was considered deserted on 16 August 2016 and, as a consequence, the auction was canceled. Given this, MME requested to the Council of the Partnership in Investments Program of the Office of the President of the Republic (Conselho do Programa de Parcerias de Investimentos da Presidência da República - "Council PPI"), agency established through MP no. 727/2016, converted into Law no. 13,334/2016, and to BNDES the continuity for the privatization process of CELG D, including the establishment of the privatization conditions and approval of the minimum share price corresponding to the lien of shares of their emission representing their shareholding control by Eletrobras.

In this context, Council PPI published Decision no. 7, of Sep 13, 2016, amending Decision CND no. 11, of Nov 18, 2015, to approve continuity for the CELG D privatization process and to establish the conditions and minimum price for lien of the shares representing the shareholding control.

3

Eletrobras
Date: Sep 15, 2016
MEMORANDUM PJE - 3417/2016

So, in the terms of item "c" of inset II of art. 6 of Law no. 9,491/1997 and item "c" of inset II of art. 10 of Decree no. 2,594/1998, it is established that the lien of the shares of CELG D must comply with the conditions set out by CND and Council PPI in the above-mentioned Decisions.

So, in terms of the eminently legal aspects of the conditions established by Decision CND no. 11/2015, with the amendments promoted by Decision Council PPI no. 07/2016, it is established that these are compliant with the applicable legislation (Law no. 9,491/1997 and Decree no. 2,594/1998), given that, in addition to the operational privatization modality, which is the lien of the shares, and the minimum price defined based on independent assessments, this Decision established the form in which the offering will be made to the employees and retired personnel of CELG D; this is in connection with the surplus; disposing on the repurchase obligation by the buyer; establishing the format in which the financial settlement shall take place; defining legal conditioning factors for the transfers of the shares; disposing on the form in which the diligences may be performed by interested parties and stipulating the corresponding pertinent time frames.

In so far as concerns the settlement of the operation, i.e., payment to BNDES of the outcome of the lien of the shares held by Eletrobras, it must be stated that of the funds obtained, the amounts in connection with the settlement of the future and past due ELETROBRAS debts to the Union, must be deducted in the form of art. 13, caput[2], of Law no. 9,491/1997.

In addition, the funds to be passed through to ELETROBRAS must be object of exchange for Letters of the National Treasury (Notas do Tesouro Nacional) or securitized credits under the responsibility of the National Treasury, whose characteristics and prerogatives are defined by decree, as disposed in paragraph 1º[3] of art. 13 of Law no. 9,491/1997.

It must be highlighted that the holding of a General Assembly of ELETROBRAS Shareholders becomes mandatory due to the dispositions found in art. 41, inset I[4], of its Articles of Incorporation c/c art. 15 of Law no. 9,491/1997[5]. Here, it must be stated that the General

[2] Art. 13. Addressed the legal privileges, the holder of funds stemming from the sale of shares or assets must deploy them, as a priority, in settling their past due and future debts with the Union.
[3] § 1º After the settlement object of the **ca of this article,** the balance of funds must be object of exchange for **Letters of the National Treasury** (Notas do Tesouro Nacional) or for securitized credits under the responsibility of the National Treasury, whose characteristics and prerogatives will be defined by decree.
[4] Art. 41. In addition to the cases foreseen in Law, the General Assembly shall meet whenever the Management Council deems it convenient to deliberate, in particular, on the following topics:
I - lien, of all or part of the shares of the Eletrobras equity capital or that of its subsidiaries;
[5] Art. 15. The minimum lien price for shares shall be submitted to deliberation by the competent agency of the holder of said shares.

4

Eletrobras

Date: Sep 15, 2016

MEMORANDUM PJE - 3417/2016

Assembly is competent in approving the lien of shares of CELG D, and, therefore, competent to approve the minimum price for their lien.

It should be stated that, prior to the execution of the purchase and sale of shares, consent must be obtained from ANEEL, in the form of art. 5º, inset I[6], of ANEEL Normative Decision no. 484/2012. In addition, the execution of the purchase and sale of shares is also subject to prior control of the Initiative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), in the form of art. 88[7] of Law no. 12,529/2011. Nonetheless, these regulatory conditioning factors do not represent an obstacle to the deliberation by the Shareholders Assembly, that will only deliberate on the approval of the lien of the shares and the minimum sales price for them.

With respect to the State Companies Governance and Coordination Secretariat (Secretaria de Coordenação e Governança das Empresas Estatais) (former DEST), in the terms of art. 40, V, of Decree no. 8818/2016, this agency should "participate in activities in connection with operation modeling and development when the objective is privatization, restructuring, merger, incorporation, separation and liquidation of the federal state companies" (g.n.), so that it seems to us that this agency's manifestation is necessary if not mandatory.

We must highlight that, among the relevant Clauses that must be part of the purchase and sale contract to be signed with the winner of the auction, there is the clause of the irresponsibility of Eletrobras for any active unfounded condition, passive supervenience and/or contingency of any nature by CELG D, in so far as concerns the Input Fund to CELG D ("FUNAC"), for their existence, availability of funds, regularity, legality, nor for any act and/or fact in connection with FUNAC, prior or posterior to the date of signature of the share purchase and sale contract, and for any delinquency of the state of Goiás in connection with any obligation involving that fund[8].

However, it should be noted that the share purchase and sale contract was not part of this topic, and a recommendation is made that it should be the available for assessment before

[6] Art. 5o Depending on prior consent from ANEEL, the transfer for of direct or indirect shareholding control:
I - of delegated entity of the public utility service of generation, transmission and distribution of electric energy;
[7] Art. 88. The parties involved in operations of actions in economic concentration shall submit to CADE when, in aggregate:
I - at least one of the groups involved in the operation has registered, in the latest balance sheet, annual gross revenue or total business volume in the Country, for the year prior to the operation, equivalent or in excess of BRL 400,000,000.00 (four hundred million reais); e
II - at least one other groups involved in the operation has registered, in the latest balance sheet, annual gross revenue or total business volume in the Country, for the year prior to the operation, equivalent or in excess of BRL a R$ 30.000.000,00 (thirty million reais).
[8] It should be highlighted that this opinion is not analyzing any aspect in connection with FUNAC, given that these were object of legal assessment by the external auditors/consultants, which management must take into account.

5

Eletrobras

Date: Sep 15, 2016

MEMORANDUM PJE - 3417/2016

publication in the auction public notice, which must be negotiated by the Company management with BNDES.

With respect to the positive difference between the cost of acquisition of the shares of CELG D by Eletrobras and the sales price set for the action under analysis, it must be said that the accounting area of the competent company is accountable for checking any eventual tax burden incurred by the hypotheses in case in point and adopting the fitting measures.

In so far as the partnership authorizations, it must be stated that this has to be submitted to the Extraordinary General Assembly of Eletrobras, preceded by deliberation by the Executive Board of Eletrobras and by the Management Council of Eletrobras, as set out in art. 41, inset I[9], of the Eletrobras Articles of Incorporation, c/c art. 15 of Law no. 9,491/1997[10].

Related to the draft of the Management Proposal that accompanies the topic, whose proposition reflects the draft of the Board Decision and will serve as input for shareholders at the assembly to be held, in so far as concerns the legal aspects of the root commendation contained in them, is in accordance with the applicable legislation with no legal impairments for its approval.

We draw your attention to the need of evaluating the convenience and opportunity of disclosing the lien of the shareholding control of CELG D, as well as notifying it to CVM, and to any stock exchanges that trade on the securities issued by, given that this operation can be considered a relevant fact with a view to the disposition of article 2, single paragraph, inset III of CVM Instruction no. 358/2002[11]. Therefore, we recommend that DFR[12] assess, and if needs be, the moment suitable for notifying the relevant fact to the market with the managers being accountable for the judgment of merit in terms of its immediate disclosure, should this jeopardize the legitimate interests of the Company.

[9] Art. 41. In addition to the cases foreseen in Law, the General Assembly shall meet whenever the Management Council deems it convenient to deliberate, in particular, on the following topics:
I - lien, of all or part of the shares of the Eletrobras equity capital or that of its subsidiaries;
[10] Art. 15. The minimum lien price for shares shall be submitted to deliberation by the competent agency of the holder of said shares.
[11] "Art. 2o For the purposes of this Instruction, any decision by the controlling shareholder, deliberation of the General assembly or of the open capital management agencies, or any other fact or act of political-administrative, technical, business or financial-economic act or fact occurring or related to the business that might influence considerably is considered is deemed to be pertinent and relevant:
(...)
Single paragraph. Addressed the definition of the ***caput***, examples of potentially relevant acts or facts are, among others:
(...)
III - signing, amendment or rescission of agreement of shareholders in which the company is party to or intervenient, and that have been entered in the company books;"
[12] as defined in CVM Instruction no. 358/2002 art. 3º, *verbis*:
"Art. 3º the Director of Investor Relations is responsible for sending to CVM, through the electronic system available on CVM World Wide Web webpage, and, as the case may warrant, to the stock exchange and the organized trade desk market entity in which securities issued by the company are admitted for negotiation, any relevant act or fact occurred or in relation to its business, as well as zeal for their general and immediate dissemination, simultaneously in all markets in which said securities are admitted for trading."

6

Eletrobras

Date: Sep 15, 2016

MEMORANDUM PJE - 3417/2016

We further emphasize that the opinion currently manifested is merely that, and reflects the understanding that seemed to be the most consensual with the pertinent legislation.

Finally, and in agreement with the stated in no. 4 of the Manual of Good Consultant of Practices, we clarify that eventual initials placed on the documents referred to legal correspond only to a mechanism for certification of the sheets effectively appreciated by lawyers, not replacing nor unbinding from the corresponding legal statement.

Therefore, respected the judgment of merit[13], considering the position favorable to the competent department, please find hereto attached and initialed the REDEX and the Draft of Decision and Management Proposal.

Fernanda Maria Vieira Lima Schuery Soares
Head of PJE

[13] In Direito Administrativo Brasileiro, MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29ª ed., pág. 152/153: "(...) therefore the administrative marriage is configured in valuing the motives and in the choice of the object of the act, made by the Management in the delivery of its practice, when authorized to decide on the convenience, opportunity and justice of the act to be performed
In "Direito Administrativo", GASPARINI, Diógenes, São Paulo, Saraiva, 9ª edição, 2004, p. 94: "discretionary are the administrative acts practice by Public Administration according to one of the behaviors that the law prescribes. So, it is up to Public Administration to choose said behavior.
This choice is performed based on the criteria of convenience and opportunity, i.e., merit. There is convenience whenever the act interests, is convenient for, or satisfies public interest. There is opportunity when the act is practice at the suitable moment to satisfy public interest."

7

Annex 12. Financial Technical Note GDF/DFN

No 001/2016

Date: 09/14/2016 IT GDF/DFN-001/2016
Eletrobras		

Technical Information
(restricted use)

Title	CELG D – Review of the conditions for the disposal of equity interest of Eletrobras in CELG D.
Subject	Disposal of the equity interest in CELG D
Author	Oscar Alfredo Salomão Filho – DF; Felipe Baptista da Silva – DFN; Marcos Barreto de Faria Pinho – DFNP; Frederico Pinto Eccard – DFNP.
Contact	dfn@eletrobras.com
Company	Eletrobras, Celg D.
Category	Technical information.
Key words	Celg D.

Eletrobras		Date: 09/14/2016 IT GDF/DFN-001/2016

1. OBJECTIVE

This Technical Information is intended to complement IT GDF/DFN-002/2015, whose object was to deal with the economic and financial aspects of the disposal of the share control of CELG D by means of an auction of privatization, approved in December 2015 by the bodies of top management of the *holding company* and its shareholders. The complementation is necessary given the cancellation, which occurred on August 16, 2016, of the stated auction, due to this event being considered void for lack of interest according to the Relevant Communication 02/2016 of the National Privatization Program - PND.

2. HISTORICAL RECORD

The sale of the shares of CELG D was planned during 2015, as reported by IT GDF/DFN 002/2015, and approved by the shareholders of Eletrobras in the 164th Extraordinary General Meeting held on 12/29/2015.

The efforts made by the controllers of CELG D – Eletrobras and CELGPAR, by BNDES – Manager of the PND and by IFC - contracted by BNDES for the process of privatization, culminated in the publication of the Public Notice AUCTION PND No. 1/2016/CELG D, on 06/24/2016.

This Public Notice brought in its publication the rules of the auction of privatization of CELG D, timeline and object of the auction in question. The latter was the disposal of the single lot of 142,933,812 common shares, corresponding to 69,085,140 shares of Eletrobras and 73,848,672 of CELGPAR. The total amount of shares of this lot corresponds to 94.84% of the share capital of the company.

The amount of 94.84% of the shares that make up the capital of CELG D were offered, as indicated in the Public Notice, for the minimum value of R$ 2,800,784,962.35 (two billion eight hundred million, seven hundred and eighty-four thousand, nine hundred and sixty-two reais and thirty-five centavos), of which 51%, or R$ 1,427,474,200.79 (one billion, four hundred and twenty seven million, four hundred and seventy-four thousand, two hundred reais and seventy-nine centavos) are due to Eletrobras and 49% or R$ 1,373,310,761.56 (one billion, three hundred and seventy-three million, three hundred and ten thousand, seven

Page 1

Eletrobras | | Date: 09/14/2016
IT GDF/DFN-001/2016

hundred and sixty-one reais and fifty-six centavos) due to CELGPAR. Considering the values of discount related to remuneration and compensation due to the BNDES as manager of the process of privatization by the National Council of Privatization - CND, the minimum economic value of CELG D was defined as R$ 2,671,672,506,21 (Two billion, six hundred and seventy-one million, six hundred and seventy-two thousand, five hundred and six reais and twenty-one centavos) or approximately R$ 18.69 (Eighteen reais and sixty-nine centavos) per share.

In addition, in the Public Notice is an offer of 10% of the equity stake detained by Eletrobras in CELG D was made to the employees, adding up to the total of R$ 129,112,456.14 (one hundred and twenty-nine million, one hundred and twelve thousand, four hundred and fifty-six reais and fourteen centavos), already including the discount of approximately 10% in relation to the minimum price established.

The timeline was established in the Public Notice, with the events and dates stated below:

Data	Evento
24/06/2016	Publicação do Edital e anexos
	Abertura do prazo para impugnação do Edital
	Abertura de prazo para solicitação de esclarecimentos ao Edital
01/07/2016	Disponibilização do Manual BM&FBOVESPA de Procedimentos do Leilão e do Manual BM&FBOVESPA de Procedimentos da Oferta aos Empregados e Aposentados
01/08/2016 até às 18 horas	Fim do prazo para apresentação de solicitação de esclarecimentos ao Edital
Até 08/08/2016	Divulgação das respostas aos esclarecimentos
	solicitados
08/08/2016 até às 18 horas	Fim do prazo para impugnação ao Edital por qualquer cidadão
11/08/2016 até às 18 horas	Fim do prazo para impugnação ao Edital por Proponente
11/08/2016 até às 17 horas	Fechamento da Sala de Informações
16/08/2016 das 9h às 12h	Entrega dos seguintes volumes pelas Proponentes na BM&FBOVESPA: 1) Declarações, Documentos de Representação e Garantia de Proposta; 2) Proposta Econômica; e 3) Documentos de Habilitação
18/08/2016	Divulgação do resultado da análise do Volume 1
19/08/2016 às 15 horas	Início da Sessão Pública do Leilão com a abertura das Propostas Econômicas, realização de lances viva-voz e posterior abertura do envelope de habilitação da proponente classificada em primeiro lugar
30/08/2016	Divulgação da Ata de Julgamento dos Volumes 2 e 3 e resultado preliminar da Sessão Pública e início do prazo de eventuais recursos contra o resultado preliminar da Sessão Pública.

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Eletrobras		Date: 09/14/2016 IT GDF/DFN-001/2016

06/09/2016	Fim do prazo para interposição de eventuais recursos quanto ao resultado preliminar da Sessão Pública
09/09/2016	Publicação do resultado definitivo da Sessão Pública do Leilão.
13/09/2016	Prazo para submissão de documentos ao CADE, à ANEEL e entrega à Comissão de Licitação pela Proponente vencedora do instrumento de constituição do consórcio.
16/09/2016	Homologação do resultado do Leilão e adjudicação de seu objeto.
17/10/2016	Liquidação do Leilão e assinatura do Contrato de Compra e Venda de Ações
31/10/2016	Liquidação da Primeira Oferta aos Empregados e Aposentados, nos termos do Manual BM&FBOVESPA de Procedimentos da Oferta aos Empregados e
	Aposentados.
29/11/2016	Liquidação da Segunda Oferta aos Empregados e Aposentados, nos termos do Manual BM&FBOVESPA de Procedimentos da Oferta.
06/12/2016	Divulgação das sobras da Segunda Oferta aos Empregados e Aposentados.
30/01/2017	Aquisição e liquidação, pela Adjudicatária, da sobra final de ações da Oferta aos Empregados e Aposentados.

After completing the activities of publication of the Public Notice and its attachments, the opening and closing deadline to request clarifications related to the Public Notice, disclosure of the responses to the clarifications requested and closing of the information room, on 08/16/2016 there was no delivery of documents, statements, proposals and guarantees by any interested party.

This fact, then, caused the Public Bid Committee CND to make Relevant Communication 02/2016 of the National Privatization Program – PND, making public that the bid was considered void for lack of interest and that the Public Session of the Auction of CELG D that would occur on 08/19/2016 at BM&FBOVESPA was cancelled.

In addition, at the same time, Eletrobras announced to its shareholders and the market in general that due to this cancellation, the conditions of the privatization approved by the CND and the BNDES, through the 164th EGM of 12/29/2015, in compliance with the rules of the National Privatization Plan – PND, would be reviewed with the aim of promoting a new bid for the privatization of CELG D.

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IT GDF/DFN-001/2016

In the face of these events BNDES asked IFC for alternatives to reassess CELG D, which had presented three scenarios for reassessment. From the 3 scenarios the fastest scenario was chosen, consistent with the objectives of the project of privatization in the shortest time possible, with the condition of deterioration of the company and with the interests of shareholders, Eletrobras and CELGPAR.

This agreed scenario finally allowed the use of information from the investigations carried out for the original process, without prejudice to the quality of information, bearing in mind that the base date or cut-off period for that work (June 2015), until the month of June 2016 (date of reassessment), took place in a short period of 1 year. Added to this is the possibility of the parties carrying out their own investigations with the information that has been and will be added to the *data room* in order to instruct the process of opinion-forming for the value on the asset by the proponents

Finally it was agreed between BNDES and IFC that the update of the Original Proposal in the interrupted process should be done through amendments to the original reports.

For the cause of these events through this technical note, DFN presents below the results prepared in the addendums to the original reports produced by IFC.

3. PRESENTATION OF THE RESULTS OF THE UPDATE OF THE ORIGINAL PROPOSAL

As presented in the document sent by BNDES to Eletrobras – Model of Privatization Addendum, prepared by IFC, the scope of the reassessment included: "*update of the original assessments for the new base date, incorporating the current macroeconomic scenario, the results of the company and the Brazilian distribution sector is among the base date of the Original Proposal (June 30, 2015) and the base date of the New Proposal (June 30, 2016), in addition to the inclusion in the data room of the financial and management statements and recent information on lawsuits and/or other contingencies after the due diligences until the base date of the New Proposal*".

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Eletrobras		Date: 09/14/2016 IT GDF/DFN-001/2016

Also according to the same document, the activities involved in the reassessment were the following:

• Recalculation of the WACC rate, by upgrading the financial premises and comparable companies to reflect the current macroeconomic scenario in the country and also its impact on the segment of power distribution:

- Update of the macro premises (SELIC/IPCA/CDI/TJLP/EMBI);
- Update of the premiums;
- Update of the target leverage and of the cost of debt.

• Incorporation of the investments made by CELG D between the base date of the original proposal and the new base date, update and review of the Base of Regulatory Remuneration (BRR), as well as the operating results and quality indicators of the company between the base date of the Original Proposal and the base date of the New Proposal.

• Incorporation of the most recent Financial Statements of the Company:

• Incorporation of the consumer market made until June 2016, and, also, the maintenance of operating projections of the Original Proposal: investments, market, revenue and expenditure originally projected.

• Assist CELG D in relation to updates that need to be inserted in the *data room* with information of lawsuits and other contingencies after the financial, legal, tax, labor, social security, environmental and operational *due diligences*.

• Update of the analysis of market multiples.

• No adjustments have been made regarding the passive contingencies and superveniences, although it is admitted that these issues have a strong influence on the perception of risk by the investors.

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• Specifically with relation to FUNAC, the same criterion as the original evaluations was adopted, i.e. from the legal and accounting perspective it considers the effective FUNAC, in spite of what IFC reported during the monitoring of the market. The recommendations of IFC for the treatment of the FUNAC, present in the Original Report and in a technical note concerning the FUNAC recommendations, remain valid and, in general, although they do not impact the assessments, they have a strong influence on the perception of risk by the investors.

3.1 REASSESSED ITEMS

This topic presents the aspects that were the object of reassessment of the respective items reviewed by IFC as part of the Addendum to the Model of Privatization Report of CELG-D.

It is important to note that with respect to the original process, IFC has maintained the original methodology of the assessment process, i.e. the economic-financial valuation of CELG D continued based on the method of discounted cash flow (FCD, in Portuguese) and on the net present value (VPL, in Portuguese) of these flows - Free Cash Flow for the Firm/Company (FCFF, in Portuguese). The structure of the evaluations used previously was also maintained, and the services of the same independent evaluators were used: Accenture and Ernest Young - EY.

The premises reassessed were:

- Base date: June 30, 2016
- Projection period: July 2016 to June 2045;
- Currency: Projected cash flows in Brazilian Reais in nominal terms;
- Scenarios: two scenarios (Base Scenarios and GDP of Goiás);
- Adjustments: As per the update of the statements to the base date June 30, 2016, adjustments were made considering non-operating Assets and Liabilities and the net debt of CELG D.

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The operating projections used in the new proposal, as well as the Original Proposals, were prepared Quantum do Brasil. In the update, Quantum incorporated the data from the consumer market up to June 2016, and also, shifted the curves of original investments provided for in the Original Proposal in 1 year – investments compatible with the Technical diligence, projections of CELG D and indicators of quality and financial sustainability required by ANEEL. In addition, adjustments were made for the incorporation of the investments planned for 2016 and update of the values of the programs of universalization provided for in the Distribution Development Plan (PDD, in Portuguese) of CELG D.

With respect to the BRR, it was also updated to June 2016 and projected until 2045, according to the same criteria used previously. The premises and criteria to project Revenue and Operating Costs have not changed, i.e. the premises of reversal of the operating status of CELG D from the entry of the new controller were maintained.

Now, in relation to Quality and Losses, adjustments were made in the projections to incorporate compensations and technical losses and non-technical losses made since the original projection, as well as specific adjustments to the curve of adequacy of CELG D, in order to reposition it in the future among the best companies in the sector.

It should be emphasized, however, that the projections now made for the new proposal maintains the requirement of achieving the goals of quality and financial sustainability within the deadline originally established in the contract and, therefore, the same one used in the original proposal, i.e. beginning of the targets already in 2017. The postponement of 1 year (2017 to 2018) for the beginning of the goals of the current regulatory cycle, made recently by the Federal Government, which is the Grantor, had as its main objective to reduce the perception of risk of potential investors, especially those associated to the "automatic" expiry, by which they were not incorporated as an advantage to the shareholder in this model.

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Regarding the scenarios used for the new proposal, it is important to inform that in the original proposal three scenarios for Operating Projections were generated, which are: (i) Base Scenario - GDP of Goiás until 2019 and National GDP until the end of the concession; ii) GDP Scenario, which considered a greater growth of the consumer market and, consequently, increased investments to cope with this service; iii) 3-year Scenario (Anticipation of Investments) which considered the anticipation of investments that would be captured in the rate review for 2017. For the update, one of the evaluators, EY maintained its option adopted in the original report, of using only the base scenario.

In contrast, another evaluator, Accenture, who originally established the minimum value through the simple average of the results of the 3 scenarios, chose this time to remove from the average the 3-year scenario. This is because the evaluator has found that the 3-year scenario, due to the new deadlines to perform the privatization, became unrealistic in a way that, this time, following the same logic of distribution of probabilities used previously, Accenture attributed a probability of 66.7% to the base scenario and 33.3% to the Goiás GDP Scenario.

Finally, with respect to the capital cost, its update followed the specific and independent criteria chosen by each of the evaluators that, in both cases, maintained the methods and criteria used in the original proposal. The following are the previous and resulting values of the updates:

Original proposal:

Premissas Financeiras	WACC	Alavancagem
Accenture	10.04%	54%
EY	10.79%	52%

1. WACC Nominal (media)
2. % Capital de Terceiros (Accenture: media e EY: fixo)

New proposal:

Premissas Financeiras	WACC	Alavancagem
Accenture	10.59%	51%
EY	11.61%	51%

1. WACC Nominal (media)
2. % Capital de Terceiros (Accenture: media e EY: fixo)

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IT GDF/DFN-001/2016

Source: BNDES/IFC

Below are the premises used in both updates:

Accenture:

Atualização WACC Accenture	Junho 2015	Junho 2016		Variação Absoluta	Variação Percentual
Risk Free	7.3%	5.7%		-1.5%	-21.0%
Inflação Média	4.9%	4.6%		-0.3%	-5.7%
Beta Desalavancado	20.0%	25.0%		5.0%	25.0%
Prêmio de Risco de Mercado	8.6%	11.0%		2.4%	27.6%
Ke*	**13.9%**	**13.1%**		**-0.8%**	**-5.5%**
Kd	**9.8%**	**11.0%**		**1.2%**	**12.4%**
Kd (Líquido de Impostos)*	**6.9%**	**7.8%**		**0.9%**	**12.5%**
Capital Próprio*	45.8%	49.3%		3.5%	7.7%
Capital de Terceiros*	54.2%	50.7%		-3.5%	-6.5%
WACC*	**10.04%**	**10.59%**		**0.5%**	**5.5%**

* A Accenture adotou a metodologia de WACC móvel, assim os valores apresentados acima são valores médios. O WACC da Accenture apresenta valores máximo e mínimo de 13,44% (início da concessão) e 10,08% (final da concessão)

Source: BNDES/IFC

EY:

Atualização WACC EY	Junho 2015	Junho 2016		Variação Absoluta	Variação Percentual
Risk Free	5.3%	6.6%		1.3%	23.7%
Diferencial de Inflação	2.6%	2.7%		0.1%	5.0%
Beta Realavancado	77%	64%		-7.0%	-15.6%
Prêmio de Risco de Mercado	6.5%	6.5%		-	-
Prêmio de Risco por Tamanho	2.0%	2.0%		-	-
Ke	**15.0%**	**15.8%**		**0.8%**	**5.4%**
Kd	**10.6%**	**11.5%**		**0.9%**	**8.8%**
Kd (Líquido de Impostos)	**7.0%**	**7.6%**		**0.6%**	**8.8%**
Capital Próprio	47.7%	48.9%		1.2%	2.6%
Capital de Terceiros	52.4%	51.1%		-1.2%	-2.3%
WACC	**10.8%**	**11.6%**		**0.8%**	**7.6%**

Source: BNDES/IFC

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3.2 RESULT OF THE REASSESSMENT

This topic will present the results obtained by the evaluators and are part of the addendum shown by IFC to BNDES and to the shareholders of CELG D.

From the projections of the updated cash flows and incorporating the adjustments resulting from the updates to the financial statements between the base date of the Original Proposal and the New Proposal, the evaluators applied the new capital costs to the calculation of the VPL of the Free Cash Flows of the Firm/Company and the VPL of the indemnity of the asset. In the methodology adopted by EY the tax benefits resulting from the accrued losses were also added by CELG D until now. Below are the results from both evaluations:

Cenário	Base (5 anos)		PIB Goiás
	ACC	EY	ACC
VPL FCFF	3.636	2.882	3.769
VPL Indenização	836	1.041	840
Benefício Fiscal base negativa	-	455	-
Valor da Empresa	**4.472**	**4.379**	**4.609**

Source: BNDES/IFC

Based on the Company's Values found in the 2 scenarios presented, the evaluators applied discounts related to the company's stock of debt and to adjustments to operating assets and liabilities. Below are the results from both evaluators:

Accenture:

Cenário	Probabilidade	Valor da Empresa	(+) Caixa	(-) Dívidas	(-) Passivos/Ativos não op.	Valor Equity
Base	66,34%	4.472	79	(2.146)	(693)	1.712
PIB Goiás	33,33%	4.609	79	(2.146)	(693)	1.849
Valor Final		**4.518**				**1.758**

Source: BNDES/IFC

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EY:

Cenário	Probabilidade	Valor da Empresa	(+) Ativos não operacionais	(-) Passivos não operacionais	Valor Equity
Base	100%	4.379	1.106	(3.659)	1.826
Valor Final		**4.379**			**1.826**

Source: BNDES/IFC

To conclude the economic value of CELG D from the results shown above, the evaluators resorted, as previously mentioned, to the same criterion used previously, which is the simple average of the values of each of the evaluators, in which the value found by Accenture was a weighted average between the two scenarios, from the probability of 66.7% for the basic scenario and 33.3% for the Goiás GDP Scenario.

Therefore, the value corresponding to the minimum price for 100% of the shares of CELG D is equal to R$ 1,791,934,940.32 (One billion, seven hundred and ninety-one million, nine hundred and thirty-four thousand, nine hundred and forty reais and thirty-two cents), which, in turn, implies in an average value of R$ 11.89 (Eleven reais and eighty-nine centavos) per share, by reference to the total share base of CELG D of 150,711,576 shares.

With respect to the minimum values for each shareholder in proportion to their capital in the company, it is considered that the value Eletrobras has corresponding to its 76,761,267 shares (50.93% of the total) is R$ 912,678,375.87 (nine hundred and twelve million, six hundred and seventy-eight thousand, three hundred and seventy-five reais and eighty-seven centavos), while for CELGPAR, the value corresponding to its 73,848,672 shares (49.00% of the total) is R$ 878,048,117.95 (eight hundred and seventy-eight million, forty-eight thousand, one hundred and seventeen reais and ninety-five centavos).

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4. Conclusion

In view of the facts exposed above by IFC based on the financial years conducted by the evaluators, the approval of the revision of the assessments that lead to the disposal price of the share control of CELG D is recommended.

Oscar Alfredo Salomão Filho	**Felipe Baptista da Silva**
Frederico Pinto Eccard	**Marcos Barreto de Faria Pinho**

ATTACHMENTS:

1. IT GDF/DFN-002/2016;
2. Public notice of privatization 01/2016 - CELG D
3. Relevant Communication 02/2016 of the National Privatization Program - PND
4. Press Release - Eletrobras - 08/16/2016
5. Model of Privatization Addendum – IFC
6. Addendum to the Operating Projections Report /*Due Diligence* – Quantum
7. Addendum to the Report of the Economic and Financial Assessment – Accenture
8. Addendum to the Report of the Economic and Financial Assessment – EY
9. Technical note related to the FUNAC recommendations

Page 12

Annex 12.A- Financial Technical Note GDF/DF

No 002/2015

Eletrobras		Date: 11/18/2015 IT GDF/DFN-002/2015

Technical Information Document (restricted)

Title	CELG D – Approval for Sale of Equity Stake of Eletrobrás in CELG D.
Subject	Sale of Equity Stake in CELG D
Author	Oscar Alfredo Salomão Filho – DF; Felipe Baptista da Silva – DFN; Frederico Pinto Eccard – DFNP; and Marcos Barreto de Faria Pinho – DFNP.
Contact	dfn@eletrobras.com
Company	Eletrobrás, Celg D.
Category	Technical Information.
Keywords	Celg D.

Eletrobras		Date: 11/18/2015 IT GDF/DFN-002/2015

1. PURPOSE

The purpose of the Technical Information Document in question is to approve the sale of equity control of CELG D in privatization auction. As such, failure to approve renewal of the concession of CELG D will affect approval of the proposal to sell the Company.

2. HISTORY

Sale of shares in CELG D, considering a scenario in which concession is renewed, was established in the Preliminary Agreement for Sale of shares in CELG d signed by Eletrobrás, the State of Goiás, CELGPAR, and CELG D on August 26, 2014, as approved during the 161st Extraordinary General Shareholders Meeting of Eletrobrás.

It must be remembered that the economic/financial standing of CELG D was in a debilitated state since 2006, tending toward insolvency, with indebtedness reaching more than R$ 6.8 billion in November 2011, and default on industry and tax obligations resulting in the concessionaire being included in the Default Lists of the ANEEL, the Central Bank of Brazil ("BACEN"), and the Attorney General of the National Treasury ("PGFN"), thereby preventing, in accordance with Law, application of the tariff adjustments during the period from 2007 to 2011. The tariff freeze resulted in losses in gross revenue of some R$ 1.0 billion during that period.

The following events also contributed to the grave economic/financial crisis at CELG D:

(i) the concession termination process initiated at the ANEEL, with the risk of execution;

(ii) inability by prohibition to request renewal of the concession from the ANEEL;

(iii) the liquidity crisis caused by an acute downturn in the credit market;

(iv) withholding of funds from the Luz para Todos Program and Low-income Social Tariff subsidies, in the amount of R$ 453 million, at historic prices;

(v) negative cash flows; and

(vi) accelerated degradation and technological lag in the electrical system.

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Beginning in December 2011 with the signing of the Letter of Intent, Shareholder Agreement, Management Agreement with Eletrobrás and facilitation of resources through financing[1] from the Federal Savings Bank ("CEF") for the Government of the State of Goiás and CELGPAR, transferred to CELG D to settle debts, there was a significant improvement in the financial standing of the concessionaire, demonstrated by the following: significant reduction in the company's indebtedness; ability to make timely payment of tax and industry obligations; application of current and previous tariff adjustments; receipt of funds from the CDE; increase in net revenue of 67.8%, from R$ 2.16 billion in 2010 to R$ 3.63 billion in 2014; and, finally, improved expected future earnings with increased value in the company's stock and possibility of renewing the concession of CELG D.

3. SALE OF THE EQUITY STAKE OF ELETROBRÁS IN CELG D

Following these initial changes in the standing of CELG D, as described above, sale of CELG D stock will result in a larger restructuring of the Company, resulting in the adoption by CELG D of a legal regime similar to that of other non-state agents acting in the electricity distribution sector, allowing for significant operating revenue, in addition to increasing the quality of the service provided to consumers from the State of Goiás. The sale of stock eliminates the need for additional capital from current shareholders in order to make investments and cover potential cash deficits, allowing Eletrobrás to realize the value already invested in acquiring the stock. As a result, it should earn capital gains, given that the stock was purchased at a lower price than the estimated value of sale.

The restructuring of CELG D, introducing a private party to take control of the Company, will be beneficial for Eletrobrás, as this prevents the need for Eletrobrás to contribute more capital to CELG D in order to meet the financial sustainability goals established by the ANEEL for renewal of the concession and investments in expanding and improving service quality.

[1] In order to reduce the indebtedness of CELG D, two loans were given by the Federal Savings Bank (CEF). The first, totaling R$ 3.527 billion, was made between the State of Goiás and the CEF in December 2011. All funds were used at CELG D: R$ 1.37 billion for a capital increase, and R$ 2.157 billion for payments of debts owed by the State to the concessionaire. The second loan, totaling R$ 1.9 billion, was made between CELGPAR and the CEF in September 2014. Those funds were transferred to CELG D through a capital contribution (R$ 1.6807 billion), a loan given by CELGPAR to CELG D (R$ 111.5 million), and other investments made by CELGPAR (R$ 107.8 million).

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Date: 11/18/2015
Eletrobras		IT GDF/DFN-002/2015

It bears mention that the Preliminary Agreement for Sale of Stock signed by Eletrobrás and CELGPAR establishes that the latter may sell its equity stake in CELG D together with the former.

Conditions for implementation of this joint sale are:

(i) a statement of interest in sale must occur within 18 months from the date on which the concession of CELG D is renewed, and the sale must be concluded within 24 months of the date of such statement;

(ii) CELGPAR, upon issuing its statement of interest, must hold at least 25% (twenty-five percent) of the shares representing the capital stock of CELG D.

The 24-month period for conclusion of the sale may be extended once for an additional 24 months, only in the event of delay caused by third parties.

Below is a list of the most important events in this sale process:

- 1/28/2015: Conclusion of the acquisition of CELG D, payment and transfer of 50.93% of the stock at a value of R$ 59.45 million;

- 5/13/2015: Ministry of Mining and Energy (MME) is appointed to manage the privatization of CELG D, and the BNDES is appointed to contract services and provide technical support for the privatization of CELG D;

- 5/18/2015: Eletrobrás sends a letter to the BNDES verifying the blocking and deposit of CELG D stock with the FND;

- 5/19/2015: Receipt of Share Deposit (RDA) from the BNDES, confirming the blocking and deposit of 100% of the shares in CELG D owned by Eletrobrás with the FND;

- 5/20/2015: Power of attorney given by Eletrobrás to BNDES for sale of the CELG D stock;

- 7/9/2015: National Privatization Council (CND) Resolution No. 7, authorizing BNDES to hire an external auditor for the privatization process and the IFC for the structuring of the privatization process;

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Eletrobras		Date: 11/18/2015 IT GDF/DFN-002/2015

- 11/18/2015: Notice No. 259/2015/GB-MME of the Office of the Minister of Mining and Energy, informing of the CND Draft Resolution whereby the minimum conditions for sale of CELG D stock (Appendix 2) were approved.

3.1. CND-approved Conditions for Sale of CELG D Stock

The minimum conditions for sale of the CELG D stock are described in the CND Draft Resolution delivered by the MME. The most important aspects are detailed below:

(i) Sale of 76,761,267 (seventy-six million seven hundred and sixty-one thousand two hundred and sixty-seven) shares held by Eletrobrás, equal to 50.93% (fifty and ninety-three hundredths of a percent) of the capital stock of CELG D.

(ii) The minimum price of each share will be approximately R$ 18.63.

(iii) In the event that CELGPAR decides to sell its stock, it will have to deposit the shares with the FND and the minimum price of each share will be R$ 18.69.

(iv) Two scenarios for sale of stock to employees and retirees, taking into consideration current PND legislation: (a) in the case of joint sale with CELGPAR, Eletrobrás will offer 10% of its stock to employees and retirees; (b) in the event CELGPAR does not sell its stock, Eletrobrás will offer 0.93% of total shares in CELG D to employees and retirees.

(v) The price per share for employees and retirees will be R$ 16.82 in the case of joint sale, or R$ 16.77 if sale is not made by CELGPAR, calculated based on a 10% discount on the minimum price.

(vi) In the CELG D privatization notice, it must be specified whether or not CELGPAR will participate in the auction for sale of stock owned by Eletrobrás and the volume of shares it will sell.

(vii) All amounts will be settled in cash and paid in legal tender.

(viii) Payment for sale of the stock issued by CELG D and transfer of ownership of said stock to the purchaser will require approval by the ANEEL and the CADE.

(ix) A data room must be opened prior to publication of the notice of auction.

3.2. Description of the Operation and Shareholding Structure of the Equity Stake to be Sold

Eletrobrás, in keeping with PND legislation, deposited all stock in CELG D owned by Eletrobrás with the National Privatization Fund ("FND"), pursuant to Appendix 3. Even in the event that

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IT GDF/DFN-002/2015

CELGPAR chooses to sell its stock jointly with Eletrobrás, as established in the Preliminary Agreement for Sale formalized during the 161st Extraordinary General Shareholders Meeting, Eletrobrás must sell all of its equity stake in CELG D. The diagram below shows the current structure and the structure after the sale of CELG D stock.

CELG D and CELGPAR: Pre-operation Structure

Estado de Goiás (controlador)
ELETROBRAS
Outros
99,7029%
0,0701%
0,227%
ELETROBRAS (controlador)
CELGPAR
Outros
50,93%
49%
0,07%
CELG D

CELG D and CELGPAR: Post-operation Structure[2]

Estado de Goiás (controlador)
ELETROBRAS
Outros
99,7029%
0,0701%
0,227%
PRIVADO (controlador)
Empregados / Aposentados
CELGPAR
Outros
Somente Eletrobras
Eletrobras e Celgpar
De 50% + 1 à 50,93%
De 50% + 1 à 99,93%
De 0% à 0,93%
De 0% à 5,09%
49%
De 49% à 0%
0,07%
0,07%
CELG D

During the privatization process, equity control over CELG D must be sold through a public auction (bidding modality), based on the highest bid. This transaction will be formalized by means of the CELG D Stock Purchase Agreement to be entered into by and between Eletrobrás and CELGPAR (if applicable), as sellers, and the winning bidder and any other intervening parties.

[2] The amount allocated to employees and retirees may vary depending on the number of interested persons. Any additional stock will be purchased by the private buyer.

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The auction will be promoted by BM&FBOVESPA. The winning bidder will be the company which offers the best price. This method of sale is intended to obtain the greatest value for the businesses, maintaining a minimum value, in keeping with the interests of Eletrobrás shareholders.

The conditions and procedures for participation in the auction will be established in the notice of sale, which will include information on:

(i) due diligence activities (conditions for access to and consultation of information on CELG D and on the Sale Process);

(ii) qualification (requirements and procedures for legal and economic/financial eligibility);

(iii) tax compliance;

(iv) proposal guarantees;

(v) formalization of the sale;

(vi) settlement of the sale price;

(vii) rights of the purchaser; and

(viii) other matters relating to the business, in keeping with the guidelines approved by the CND.

3.3. Costs to be Incurred in the Privatization Process

The BNDES, by way of Decree No. 8,449 of May 13, 2015 (Appendix 4), was appointed to contract services and provide the necessary technical support for the privatization of CELG D. In addition, as established under Law No. 9,491/1997, the BNDES will manage the FND.

3.3.1 Reimbursement of Costs Incurred by the BNDES for the Privatization of CELG D

Decree No. 2,594 of May 15, 1998, which further regulates Law No. 9,491/1997, establishes that, in keeping with the standards approved by the CND, expenses incurred in third-party services by the direct or indirect management body responsible for the execution and

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monitoring of the privatization process will be reimbursed by the holder of the Stock Deposit Receipts, which in this case is Eletrobrás.

On July 9, 2015, the CND, by way of Resolution No. 7 (Appendix 5), authorized the BNDES to contract the services of an independent external auditor for the CELG D privatization process, and authorized the International Finance Corporation (IFC) to provide structuring services for the CELG D privatization.

Upon materialization of the sale of stock and provided that settlement of payment is made in an amount greater than the costs incurred in the privatization process, reimbursement will occur after settlement, and the amount transferred to Eletrobrás will be net of the costs incurred in the process of selling the stock.

In the event the sale of stock does not occur or the amount of the sale is insufficient to reimburse the costs incurred, a method has been established and agreed for Eletrobrás to reimburse the BNDES for the expenses incurred in the contracting of the services necessary for the CELG D privatization.

The estimated total of such expenses to be reimbursed to the BNDES is up to R$ 12,365,440.00 (twelve million three hundred and sixty-five thousand four hundred and forty Brazilian reais).

The IFC led in proposing the privatization model for CELG D, such model which includes the results from technical, accounting, and legal due diligence conducted, respectively, by Quantum do Brasil Ltda, Ernst & Young, and Pinheiro Neto Advogados, as well as the economic/financial valuations conducted independently by the consulting firms Ernst & Young and Accenture[3].

3.3.2 BNDES Compensation

[3] Quantum developed the operational projections used in both economic/financial valuations.

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Pursuant to Article 25 of Decree No. 2,594/1998, for performing the duties of the FND Manager, BNDES will be entitled to compensation of 0.2% (two tenths of one percent) of the net value received in the sale of the stock, less any expenses from third-party services, such compensation which is intended to cover the operating costs of the BNDES.

Compensation to BNDES, the FND Manager, will be paid upon settlement of payment for the stock sold. In the event that no sale is made, no compensation will be paid. The costs incurred will be reimbursed, as described in Section 2.3.1 above.

3.4 Calculation of Minimum Price

The minimum price was established by the CND. The minimum price was calculated based on two economic/financial valuations of CELG D, pursuant to the net present value (NPV) of Cash Flows, using the financial statements from June 30, 2015 in order to determine the fair value of ordinary shares issued by CELG D, and thus the value of the stock to be sold by Eletrobrás, equal to 50.93% (fifty and ninety-three hundredths of one percent) of the capital stock of CELG D, in accordance with Article 256, Paragraph 1 of Law 6,404/76.

The minimum price was determined also on the basis of a market survey of potential buyers, the macroeconomic outlook for the electricity sector, the attractiveness of the concession, the performance of comparable companies, the percentage sold, the value of the business, and other factors.

Calculating of NPV is a method of analyzing cash flows, consisting of calculating the net present value of future cash flows applying a discount rate. The Free Cash Flow for the Firm (FCFF) was used, which shows the company's available cash flow for creditors and shareholders.

The economic/financial valuations were prepared as follows: the IFC led and coordinated the valuation process with advisory from Quantum, a firm that specializes in the electricity segment, which prepared operational projections for CELG D, including market projections, operating revenue and expenses, and future investments. Based on these operational projections, the financial consultancy firms Ernst & Young and Accenture prepared independent valuations based on non-operating assumptions and financial assumptions. The results of accounting and legal due diligence were also considered in these valuations.

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The financial valuations prepared by the two consultancies were based on a 30-year period, i.e., from 2016 to 2045.

3.4.1. NPV Analysis

Based on the two economic/financial valuations, Ernst & Young calculated the NPV of CELG D, before debts, at R$ 5.042 trillion, while Accenture calculated the NPV of CELG D at R$ 5.427 trillion. Discounting the debts owed to CELG D creditors, and adjusted based on non-operational assets and liabilities and other contingencies, the equity value calculated by Ernst & Young and by Accenture is R$ 2,753,291,921.96 (two billion seven hundred and fifty-three million two hundred and ninety-one thousand nine hundred and twenty-one and 96/100 Brazilian reais) and R$ 2,852,058,143.45 (two billion eight hundred and fifty-two million fifty-eight thousand one hundred and forty-three and 45/100 Brazilian reais), respectively.

The price established for the sale of stock was equal to the average of the two economic/financial valuations prepared by both consulting firms, Ernst & Young and Accenture. Thus, the final value is R$ 2,802,675,032.70 (two billion eight hundred and two million six hundred and seventy-five thousand thirty-two and 70/100 Brazilian reais).

This amount corresponds to all of the ordinary shares in CELG D. With the approval given during the Shareholders Meeting, Eletrobrás will liquidate its entire equity stake, i.e., 50.93% (fifty and ninety-three hundredths of one percent) of the aforementioned shares. As such, the minimum value to be paid for the shares held by Eletrobrás will be R$ 1,427,474,200.79 (one billion four hundred and twenty-seven million four hundred and seventy-four thousand two hundred and 79/100 Brazilian reais), equal to approximately R$ 18.60 per share.

As established in Law No. 9,491/97, and in keeping with the power of attorney given by Eletrobrás to BNDES, the FND manager will be responsible for collecting the funds resulting from the sale of the CELG D stock, transferring to the National Treasury and subsequently to Eletrobrás the net value of the transaction, discounting costs incurred in the privatization process, as detailed above. As established in Article 13 of the aforementioned Law, the funds resulting from the sale must be allocated preferentially to repayment of debts owed to the

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Federal Government. It also bears mention that these funds will be made available to Eletrobrás by way of Treasury Notes or Credits[4].

The projected cash flows for CELG D used in the economic/financial valuations consider renewal of the electricity distribution concession in the present service area, including 237 municipalities, and includes the restructuring of the debts owed by CELG D to Itaipu Binacional, at the dollar exchange rate current on January 2, 2015, and corrected by the SELIC, by virtue of Law 13,182/2015, as opposed to the originally contracted terms (dollar plus interest at 12% per annum).

3.4.2 Analysis of Financial Statements

As mentioned previously, the IFC subcontracted Ernst & Young to conduct accounting and tax due diligence (Appendix 6).

Accounting and tax due diligence was intended to value and, where necessary, propose adjustments in the assets and liabilities of CELG D recorded in the company's Financial Statements from June 30, 2015.

3.4.3 Operational Projections

The operational projections used in the economic/financial valuations were prepared by Quantum do Brasil Ltda. This company was responsible for estimating the demand for electricity of CELG D distribution during the period from 2015 to 2045, and based on these figures, to project the operating revenue and expenses of CELG D and the investments necessary to meet estimated demand, in keeping with the quality standards required by the ANEEL.

The economic/financial valuations include three projection scenarios based on differences in projected market growth and future investments.

Further details on the operational projects can be found in Appendix 7, Projections Report.

---

[4] Law No. 9,491/97. Article 13. While observing all legal privileges, the recipient of funds resulting from the sale of stock or assets must allocate these funds preferentially to repayment of outstanding and maturing debts owed to the Federal Government.
§ 1 Once repayments are made as established in this Article, the balance of the funds must be exchanged for National Treasury Notes or securitized credits of the National Treasury, the characteristics and prerogatives of which are to be defined under decree.

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3.4.4 Financial Projections

Based on the operational scenarios established for the valuation of CELG D, which include market projections and future investments of the company, as well as the aforementioned operational factors (operating revenue, costs, and expenses, and time to achieve quality/cost indicators), economic/financial valuations were prepared which include factors not projected by Quantum, including operational factors (working capital, doubtful accounts), non-operational factors (debts and non-operating assets/liabilities), and financial factors (capital structure, risk free rate, risk premium, and the cost of equity and debt) which affect the cash flows of CELG D.

The value of CELG D in each of the three scenarios presented was calculated as the Free Cash Flow for the Firm, less the weighted average cost of capital (WACC). Each financial consultant defined an optimal capital structure and calculated the company's WACC. The final value presented by Accenture was calculated using the weighted average of the values from each scenario, while the final value presented by Ernst & Young was the base scenario.

Based on the value of CELG D, which was obtained using the projections detailed above, market multiple analyses were conducted, which consist of comparing the value resulting from the ratio between the value of CELG D and its respective net operating revenue, and the values resulting from said ratio (value of the company/net operating revenue) of similar publicly traded companies.

Accenture Results

To calculate the market value of CELG D in each scenario analyzed, the values calculated for FCFF, from the indemnification of regulatory assets not amortized at the end of the concession, discounted by nominal WACC of 10.04%, and the value in cash on the base date of the valuation; subtracting debts, and adjusting non-operating assets and liabilities on the base date of the valuation. To calculate the final value of CELG D, the weighted average[5] was taken of the values found in each scenario based on the probability of each scenario's occurrence.

[5] Five-year scenario (33.34%) and three-year scenarios and Goiás GDP (33.33%)

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Accenture (in R$ billions)	3 years	Base (5 years)	Goiás GDP
Company Value	5.441	5.364	5.476
Market Value	2.866	2.789	2.901

The final market value calculated by Accenture is R$ 2.852 billion.

Ernst & Young Results

The NPV of the FCFF, added to the NPV of the indemnification of regulatory assets not amortized at the end of the concession, are discounted by nominal WACC of 10.79%, resulting in the value of CELG D (operational value), which is adjusted based on the company's non-operating assets and liabilities and on the tax benefits resulting from accumulated losses, in order to arrive at market value.

Ernst & Young	3 years	Base (5 years)	Goiás GDP
Company Value	5.057	5.042	5.136
Market Value	2.768	2.753	2.847

The final market value selected by E&Y was that of the base scenario, R$ 2.753 billion.

The economic/financial valuations are available in Appendices 8 and 9.

3.5 Technical Diagnostics

To conduct technical/operational due diligence of CELG D, the IFC had the support of Quantum do Brasil Ltda, a firm which specializes in regulation of public utilities. Quantum's final report (Appendix 10) includes analyses of the consumer market, infrastructure, operations, and results obtained in operational efficiency and service quality.

The Addendum to the Concession Agreement establishes targets for CELG D to meet DEC, FEC, and other indicators. According to Quantum, the agreed-upon changes, particularly for DEC indicators, constitute a challenge with respect to recent performance. CELG D proposed a

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results plan, which for Quantum, if properly executed, is sufficient to meet the targets from the new contract.

3.6 Litigation and FUNAC

The CELG D Contribution Fund, called FUNAC, was created under Goiás State Law No. 17,555/2012 and regulated by Decree No. 7,732/2012. The purpose of FUNAC is to collect and allocate resources, through contributions from the State of Goiás and contingent assets of CELG D, for due performance of the obligations resulting from the administrative and legal contingent liabilities of CELG D not yet accounted for, relating to final rulings by administrative authorities, court rulings, and/or judicial or extrajudicial agreements approved by the courts, whose triggering events occurred prior to the date on which Eletrobrás acquired the majority of the ordinary voting shares in CELG D. The State of Goiás is contractually bound, under the Agreement for Sale of Stock signed with Eletrobrás, to maintain the FUNAC and guarantee its obligations for a period of 30 years, even if Eletrobrás sells control of CELG D to a third party (Clause 13.1).

The existence of FUNAC was an important issue during the acquisition by Eletrobrás of the majority of ordinary voting shares in CELG D, pursuant to the explanatory materials addressed to shareholders at the time and the contents of the Administration Proposal regarding the 161st Extraordinary General Shareholders Meeting.

The legal due diligence (Appendix 11) dedicates an entire section to FUNAC, which is very important for CELG D and for the sale of its stock.

3.7 Conditions for Completion of the Transaction

The following are conditions which must be met to complete the sale of CELG D stock:

(i) approval of the transaction[6] during a General Shareholders Meeting of Eletrobrás, as per the terms of Article 41, I of the Company Bylaws of Eletrobrás, pursuant to the provisions authorized under the CND Resolution, with the CELG D privatization conditions;

(ii) submission to the Federal Court of Accounts;

[6] Privatization of Celg Distribuição S.A. - CELG D

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(iii) publication of the Auction Notice;

(iv) conducting of the auction, as per the terms of the CND Resolution and in accordance with the terms approved during the Eletrobrás Shareholders Meeting and by the TCU; approval of the results of the auction; awarding of contract to the winning bidder by the Ministry of Mining and Energy;

(v) obtaining of the government and regulatory authorizations necessary for the purchase by the winning bidder of equity control of CELG D, particularly: (i) of the Economic Defense Board and (ii) of the ANEEL;

(vi) signing of the CELG D Stock Purchase Agreement, payment of the price by the winning bidder, and transfer of the stock in the respective company books of CELG D;

(vii) completion of the offering of shares to CELG D employees and retirees, as per the terms of Law No. 9,491/1997 and of the CND Resolution; and

(viii) after the transfer of the stock, submission to the ANEEL of the documents mentioned in Article 27 of Law No. 8,987/1995 and ANEEL Regulatory Resolution No. 484/2012, and the signing of the Addendum.

3.8 Stock Offer for Employees and Retirees

The sale of stock to employees and retirees is based on two scenarios approved by the CND. In the first scenario, Eletrobrás will offer 10% of its stock in the event of a joint sale with CELGPAR. In the second scenario, if CELGPAR elects not to sell, Eletrobrás will offer employees and retirees 0.93%[7] of the total stock in CELG D, in accordance with applicable legislation, thus guaranteeing the sale of majority control of CELG D.

The reduction in the minimum percentage to which the Sole Paragraph of Article 28 of Law No. 9,491/97 refers, as established in said Article, is necessary and justified in order to allow transfer of equity control of CELG D to a private enterprise, in the event that CELGPAR elects not to sell its stock.

[7] Total shares offered to employees is 1,405,478 shares. Eletrobrás sells 75,355,789 to the future majority shareholder, i.e., 50% of the stock + 1 share, to guarantee the sale of majority control.

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The total stock to be offered to employees and retirees will be divided on a pro rata basis and in equal parts for all eligible buyers.

Any stock remaining may be purchased by the employees and retirees who expressly made a reserve in the first offer, limited to twice the initial limit.

The stock remaining after the second offer to employees and retirees must be purchased by the winning bidder at the same price offered in their bid, within a maximum period of 60 days from financial settlement of the second offer.

The stock remaining after the second offer to employees and retirees of CELG D must be purchased by the winning bidder at a price equal to the value of the offer to CELG D employees and retirees.

Employees and retirees may only sell the stock acquired in these offers after a period of three years from the date on which the Stock Purchase Agreement is signed.

The document whereby this offer is made must establish repurchase by the winning bidder of the stock acquired by employees and retirees who wish to sell their stock, at the minimum price for sale of equity control, updated according to the IPCA price index, with additional compensation of 8% per annum, in the event that the capital of CELG D is not opened to investment within three years from the date the Stock Purchase Agreement is signed.

3.9 Analysis of Benefits, Costs, and Risks in the Sale of CELG D Stock

Benefits:

- The sale of CELG D stock will result in CELG D adopting a legal regime similar to other non-state agents involved in this sector, allowing for significant operating revenue;
- It stock eliminates the need for additional capital from current shareholders in order to make investments and cover potential cash deficits, allowing Eletrobrás to realize the value already invested in acquiring the stock.

- Eletrobrás will receive capital gains, as it acquired the stock at a lower price than the estimated sale price;

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- It avoids the need for capital injections from shareholders to meet the financial sustainability targets imposed by the ANEEL for renewal of the concession, and for investments in expansion and improved service quality.

Risks:

- Inability to complete the sale or to conduct the auction, due to a variety of factors, especially when prevented by judicial, political, economic/financial, regulatory, governmental, or administrative authorities;

- Lack of investors and/or companies interested in the purchase;

- Reduced competitiveness in the auction given the current economic situation in the country;

- Changes in the minimum conditions for sale by the TCU.

4. Conclusion

Given the information contained in this Technical Information Document, we recommend approval of the sale of equity control of CELG D.

____
Oscar Alfredo Salomão Filho

____
Felipe Baptista da Silva

____
Frederico Pinto Eccard

____
Marcos Barreto de Faria Pinho

APPENDICES:

1. Draft Addendum to the Concession Agreement;
2. Notice 259/2015/GB-MME – Office of the Minister of Mining and Energy, dated 11/18/2015;
3. BNDES - Stock Deposit Receipt No. 01/2015, dated 05/19/2015;
4. Decree No. 8,449, dated 05/13/2015 - Inclusion in the PND;
5. CND - Resolution No. 7, dated 07/09/2015 - IFC Contracting;
6. CELG D Accounting and Tax Due Diligence;
7. CELG D Operational Due Diligence Projections - Quantum;

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8. CELG D Economic/Financial Valuation - Accenture;
9. CELG D Economic/Financial Valuation - Ernst & Young;
10. CELG D Operational Due Diligence - Quantum;
11. CELG D Legal Due Diligence - Pinheiro Neto Advogados;
12. Eletrobrás Technical Financial Information GDF/DFN No. 001/2015, dated 11/12/2015;
13. Draft Resolution

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.